Form 20-F
period 2019-12-31
WiMi Hologram Cloud Inc.
filed 2020-04-29
CIK 1770088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from                to

Commission file number 001-39257

WiMi Hologram Cloud Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing
The People’s Republic of China, 100020

(Address of principal executive offices)

Fanhua Meng, Chief Executive Officer

mengfh@wimiar.com

No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing
The People’s Republic of China, 100020
Tel: +86-10-5338-4913

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares, each ADS represents two Class B ordinary shares, par value US$0.0001 per share	WIMI	NASDAQ Global Market
Class B ordinary shares, par value US$0.0001 per share*

* Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, there were (i) 20,115,570 Class A ordinary shares issued and outstanding, par value US$0.0001 per share, (ii) 79,884,430 Class B ordinary shares issued and outstanding, par value US$0.0001 per share, and (iii) 8,611,133 Series A preferred shares issued and outstanding, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 4040(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our growth strategies;

●	our future business development, financial condition and results of operations;

●	our ability to retain, grow and engage our user base and expand our product offering;

●	expected changes in our revenues, content-related costs and operating margins;

●	our ability to retain key personnel and attract new talent;

●	competition landscape in China’s holographic AR industry;

●	general economic, political, demographic and business conditions in China and globally; and

●	the regulatory environment in which we operate.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refer to the American depositary shares, each representing two Class B ordinary shares;

●	“AR” refers to augmented reality, a technology that enhances the real world through the use of sensory information (visual, audio, or otherwise), which is added to the actual view of the real world;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“CPM” refers to cost per thousand impressions, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refer to the legal currency of the Hong Kong SAR;

●

“IPO” or “Offering” refers to our initial public offering, in which we offered and sold an aggregate of 9,500,000 Class B ordinary shares in the form of 4,750,000 ADSs at an offering price of $5.50 per ADS.

●	“ordinary shares” refer to ordinary shares consisted of our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“US$,” “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States;

●	“View”, refers to the number of time an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

●	“WIMI,” “we,” “us,” “our company,” “the company,” “our,” or similar terms used in this annual report refer to WiMi Hologram Cloud Inc., a Cayman Islands exempted company, including its wholly owned subsidiaries and, in the context of describing our operations and consolidated financial information, its VIE and its subsidiaries.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.9762 to US$1.00, representing the mid-point reference rate set by Peoples’ Bank of China on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA.

The following selected consolidated statement of income and comprehensive income data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019, and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated balance sheet data as of December 31, 2017 has been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

The following table presents our selected consolidated statements of income and comprehensive income for the years indicated.

Selected Consolidated Statements of Income and	For the Years Ended December 31,
Comprehensive Income:	2017	2018	2019	2019
	RMB	RMB	RMB	USD

Operating revenues	192,029,524	225,271,564	319,181,424	45,752,906
Cost of revenues	(79,180,187)	(85,414,061)	(146,167,843)	(20,952,358)
Gross profit	112,849,337	139,857,503	173,013,581	24,800,548
Operating expenses	(35,550,993)	(39,054,908)	(60,162,041)	(8,623,899)
Income from operations	77,298,344	100,802,595	112,851,540	16,176,649
Other expenses, net	(3,432,362)	(3,509,207)	(7,517,988)	(1,077,663)
Provision for income taxes	(528,011)	(8,075,596)	(3,129,080)	(448,536)
Net income	73,337,971	89,217,792	102,204,472	14,650,450
Other comprehensive income (loss)	(250,623)	1,759,288	1,589,076	227,785
Comprehensive income	73,087,348	90,977,080	103,793,548	14,878,235
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	100,000,000	100,000,000
Diluted	100,000,000	100,922,621	108,611,133	108,611,133
EARNINGS PER SHARE
Basic	0.73	0.89	1.02	0.15
Diluted	0.73	0.88	0.94	0.13

The following table presents our selected consolidated balance sheet as of December 31, 2017, 2018 and 2019.

	As of December 31,
Selected Consolidated Balance Sheet Data:	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Current assets	52,030,035	213,295,430	177,511,440	25,445,291
Other assets	405,451,567	394,187,996	385,987,073	55,329,130
Total assets	457,481,602	607,483,426	563,498,513	80,774,421
Total liabilities	367,275,213	288,561,957	140,783,496	20,180,542
Total shareholders’ equity	90,206,389	318,921,469	422,715,017	60,593,879

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Years Ended December 31
Selected Consolidated Cash Flow Data:	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net cash provided by operating activities	108,057,941	99,452,205	143,955,544	20,635,238
Net cash used in investing activities	(118,364,263)	(98,597,356)	(126,479,892)	(18,130,198)
Net cash (used in) provided by financing activities	(3,800,000)	137,493,993	(40,974,000)	(5,873,398)
Effect of exchange rate change on cash and cash equivalents	(234,124)	937,466	599,384	85,917
Net change in cash and cash equivalents	(14,340,446)	139,286,308	(22,898,964)	(3,282,441)
Cash and cash equivalents, beginning of year	27,002,080	12,661,634	151,947,942	21,780,904
Cash and cash equivalents, end of year	12,661,634	151,947,942	129,048,978	18,498,463

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to Our Business and Industry

We operate in a relatively new and rapidly evolving market.

Our business and prospects primarily depend on the continuing development and growth of the holographic AR industry in China. Growth of the holographic AR industry in China is affected by numerous factors, including but not limited to technological innovations, user experience, development of internet and internet-based services, regulatory environment, and macroeconomic environment. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to changes in the holographic AR industry, including rapid technological evolution, continued shifts in customer demands, introductions of new products and services and emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve.

In addition, as the holographic AR industry in China is relatively young, there are few proven methods of projecting customer demand or available industry standards on which we can rely. Some of our current monetization methods are also in a relatively preliminary stage. We cannot assure you that our attempts to monetize our current offerings will continue to be successful, profitable or accepted, and therefore the profit potential of our business is difficult to gauge. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating history in an evolving industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	continue to develop new software and related solutions that are appealing to end users;

●	enrich our holographic AR content portfolio;

●	maintain stable relationships with other key participants in the holographic AR value chain;

●	expand our products and services into more use cases; and

●	expand into new geographic markets with high growth potential.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. We cannot assure you that we will succeed in any of these aspects or that the holographic AR industry in China will continue to grow at a rapid pace. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenue and profits may decline.

Our competitive position and results of operations could be harmed if we do not compete effectively.

The markets for our products and services are characterized by intense competition, new industry standards, limited barriers to entry, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions (including alternatives with limited functionality available at lower costs or free of charge). Any of these factors could create downward pressure on pricing and profitability and could adversely affect our ability to attract new customers. Our future success will depend on our continued ability to enhance our existing products and services, introduce new products and services in a timely and cost-effective manner, meet changing customer expectations and needs, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Furthermore, we are a small-size company as compared to some of the well-established enterprises that could potentially enter the holographic AR market. Some of our current and potential competitors enjoy competitive advantages such as greater financial, technical, sales, marketing and other resources, broader brand awareness, and access to larger customer bases. As a result of these advantages, potential and current customers might select the products and services of our competitors, causing a loss of our market share.

We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

Our business was launched in 2015 and we have a limited operating history. Although we have experienced significant growth since our business was launched, our historical growth rate may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we had in the past. As our business and the holographic AR market in China continue to develop, we may need to adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

In addition, our rapid growth and expansion have placed, and continue to place, a significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, attract and retain customers, continue developing innovative hologram-related technologies, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in China. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

The holographic AR industry is rapidly evolving and subject to continuous technological changes. Our success depends on our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and industry developments and offerings to serve the evolving needs of our customers. Our growth strategy is focused on responding to these types of developments by driving innovation that will enable us to expand our business into new growth areas. If we do not sufficiently invest in new technology and industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our results of operations, and our ability to develop and maintain a competitive advantage and continue to grow could be negatively affected. In addition, we operate in a quickly evolving environment, in which there currently are, and we expect will continue to be, new technology entrants. New services or technologies offered by competitors or new entrants may make our offerings less differentiated or less competitive, when compared to other alternatives, which may adversely affect our results of operations. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. Failure to adapt our products and services to such changes in an effective and timely manner could materially and adversely affect our business, financial condition and results of operations.

If we cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly and uncertain. If we fail to anticipate customers’ rapidly changing needs and expectations, our market share and results of operations could suffer. We must make long-term investments, develop, acquire or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers, causing a decline in our revenue or earnings.

We make significant investments in new products and services that may not achieve expected returns.

We have made and will continue to make significant investments in research, development, and marketing for existing products, services, and technologies, including holographic AR advertising solutions, mobile payment middleware, integrated holographic AR software and other AR-based holographic offerings, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to innovativeness, developer support, and effective distribution and marketing. If customers do not perceive our latest offerings as providing significant new functionality or other value, they may reduce their purchases of our services or products, unfavorably affecting our revenue and profits. We may not achieve significant revenue from new product, service or distribution channel investments, or new applications of existing new product, service or distribution channel investments, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins we have experienced historically. Furthermore, developing new technologies is complex and can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect our revenue and profits.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is evolving. We currently generate a substantial majority of our revenues from holographic AR advertising services and payment middleware licensing. We plan to increase revenue contribution from our other hologram-related monetization methods including, for example, holographic AR IP licensing. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or profits or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers, we may fail to attract or retain users or to generate sufficient revenues or profits to justify our investments, and our business and operating results may suffer as a result.

Our results of operations could materially suffer if we are not able to obtain sufficient pricing to enable us to meet our profitability expectations.

If we are not able to obtain sufficient pricing for our services and solutions, our revenues and profitability could materially suffer. The rates we are able to charge for our services and solutions are affected by a number of factors, including:

●	general economic and political conditions;

●	the competitive environment in our industry;

●	our customers’ desire to reduce their costs; and

●	our ability to accurately estimate, attain and sustain contract revenues, margins and cash flows over the full contract period.

In addition, our profitability with respect to our services and solutions for new technologies may be different when compared to the profitability of our current business, due to factors such as the use of alternative pricing, the mix of work and the number of service providers, among others.

The competitive environment in our industry affects our ability to obtain favorable pricing in a number of ways, any of which could have a material negative impact on our results of operations. The less we are able to differentiate our services and solutions and/or clearly convey the value of our services and solutions, the more risk we have that they will be seen as commodities, with price being the driving factor in selecting a service provider. In addition, the introduction of new services or products by competitors could reduce our ability to obtain favorable pricing for the services or products we offer. Competitors may be willing, at times, to price contracts lower than us in an effort to enter new markets or increase market share. Further, if competitors develop and implement methodologies that yield greater efficiency and productivity, they may be better positioned to offer services similar to ours at lower prices.

We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital on favorable terms or at all, our business, financial condition and prospects may be materially and adversely affected.

Operating our holographic AR business requires significant, continuous investment in acquiring, maintaining and upgrading content and technology. Historically, we have financed our operations primarily with net cash generated from operating activities, financial support from our shareholders and equity financings and loans from third parties. As part of our growth strategy, we plan to continue to invest substantial capital in our research and development activities in the future, which may require us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including but not limited to those relating to:

●	our future business development, financial condition and results of operations;

●	general market conditions for financing activities; and

●	macro-economic and other conditions in China and elsewhere.

Although we expect to rely increasingly on net cash provided by operating activities and financing through capital markets for our liquidity needs as our business continues to grow and after we become a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of liquidity. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital to fund our research and pursue business opportunities, including potential acquisitions. If we cannot obtain sufficient capital to meet our capital needs, we may not be able to implement our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we fail to attract, retain and engage appropriately skilled personnel, including senior management and technology professionals, our business may be harmed.

Our future success depends on our retention of highly skilled executives and employees. Competition for well-qualified and skilled employees is intense, and our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, including, in particular, software engineers, artificial intelligence scientists and AR technology professionals. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. All of our senior management and key personnel are employees at will and, as a result, any of these employees could leave with little or no prior notice. If any member of our senior management team or other key employees leave our company, our ability to successfully operate our business and execute our business strategy could be adversely affected. In particular, such individuals are free to compete with us in the event that they leave. Furthermore, under PRC law, certain of our employees may have ownership rights to our intellectual property, which rights would continue in the event they left our company. We may also have to incur significant costs in identifying, hiring, training and retaining replacements of departing employees.

If existing or new customers are less willing to cooperate with us, our revenues and profits may be adversely affected.

We offer holographic AR advertising solutions primarily through contracts entered into with advertisers or third-party advertising agencies and middleware services primarily through contracts entered into with app developers and content providers. We promote our products and services directly through our experienced and creative sales and marketing team by making direct office visits, attending conferences and industry exhibitions, and through word-of-mouth referral. Our ability to retain existing customers or attract new customers depends on many factors, some of which are out of our control, including:

●	Our ability to innovate and rapidly respond to customer needs;

●	The competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources;

●	Sufficient capital support;

●	Our ability to acquire complementary technologies, products and businesses to enhance the features and functionality of our applications; and

●	Brand awareness and reputation.

We cannot assure you that we will be able to continue retain these customers or attract new customers. If we fail to retain and enhance our business relationships with new and existing customers, our business and results of operations may be materially and adversely affected.

If we fail to successfully compete with other advertising platforms, media companies, AR or traditional advertisement producers, our revenues and profits may be adversely affected.

Revenue generated from our advertising business is affected by the online advertising industry in China and advertisers’ allocation of budgets to Internet advertising and promotion in general, and specifically with respect to online holographic AR advertising. Companies that decide to advertise or promote online may utilize more established methods or channels for online advertising and promotion, such as key words advertising on established Chinese search engines, over in-video holographic AR advertising. In addition, we compete with media companies, AR or traditional advertisement producers. If the holographic AR advertising market size does not increase from current levels, if we are unable to capture and retain a sufficient share of that market, or if we are unable to compete effectively with our competitors, our ability to maintain or increase our current level of advertisement revenue and our profitability and prospects could be adversely affected.

Our products and software are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Our products and software are highly technical and complex. Our software or any of our products may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of regularly updating our products and some errors in our products may be discovered only after a product has been used by users, and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue and expose us to claims for damages, any of which could seriously harm our business.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

The outbreak of the novel coronavirus (COVID-19) starting from late January 2020 in the PRC has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a substantial risk that our business, results of operations, and financial condition may be materially and adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We temporarily closed our offices and implemented work from-home policy beginning from February until mid-March 2020, as required by relevant PRC regulatory authorities.

●	Our customers could potentially be negatively impacted by the outbreak, which may reduce their budgets for online advertising and marketing in 2020. As a result, our revenue, gross profit and net income may be negatively impacted in 2020.

●	The situation may worsen if the COVID-19 outbreak continues. Certain of our customers have requested, and additional customers may request, additional time to pay us or fail to pay us on time, or at all, which may require us to record additional allowances.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ADSs will decline significantly, in which case you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impacts related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Our failure to protect our intellectual property rights may undermine our competitive position.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. Please see Item 4.B. “Business Overview—Intellectual Property” for more details. We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to AR technology and our hologram content. We have devoted considerable time and energy to the development and improvement of our software, middleware, websites, and our hologram IPs.

We rely primarily on a combination of patents, copyrights, trademarks and trade secrets laws, and contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. We may have no or limited rights to stop others’ use of our information. Moreover, to the extent that our employees or third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property. Furthermore, it is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement, and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Contractual restrictions may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect our source code from copying if there is an unauthorized disclosure.

Source code, the detailed program commands for our middleware and software programs, is critical to our business. Although we license portions of our application and operating system source code to several licensees, we take significant measures to protect the secrecy of large portions of our source code. If our source code leaks, we might lose future trade secret protection for that code. It may then become easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue and operating margins.

As our patents may expire and may not be extended, our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of December 31, 2019, we had 145 registered patents, 68 patent applications pending in China and no additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any pending patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar to or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Our services or solutions could infringe upon the intellectual property rights of others or we might lose our ability to utilize the intellectual property of others.

We cannot be sure that our services and solutions do not infringe on the intellectual property rights of third parties, and these third parties could claim that we or our clients are infringing upon their intellectual property rights. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. Any claims or litigation in this area could be time-consuming and costly, damage our reputation and/or require us to incur additional costs to obtain the right to continue to offer a service or solution to our clients. If we cannot secure this right at all or on reasonable terms, or we cannot substitute alternative technology, our results of operations could be materially adversely affected. The risk of infringement claims against us may increase as we expand our industry software solutions.

In the operation of our AR holographic ads business, we do not enter into any agreements directly with the copyright owners of the videos in which ads are placed using our software. Consequently, there is no assurance that we will not be affected by disputes between platform operators, on the one hand, and copyright owners of such videos, on the other hand.

Additionally, in recent years, individuals and firms have purchased intellectual property assets in order to assert claims of infringement against technology providers and customers that use such technology. Any such action naming us or our clients could be costly to defend or lead to an expensive settlement or judgment against us. Moreover, such an action could result in an injunction being ordered against our client or our own services or operations, causing further damages.

In addition, we rely on third-party software in providing some of our services and solutions. If we lose our ability to continue using such software for any reason, including in the event that the software is found to infringe the rights of others, we will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. Our inability to replace such software, or to replace such software in a timely or cost-effective manner, could materially adversely affect our results of operations.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brands or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

Competitors and other third parties may purchase (i) trademarks that are similar to our trademarks and (ii) keywords that are confusingly similar to our brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our platform to competing, irrelevant or potentially offensive platform, which could harm our reputation and cause us to lose revenue.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

Our business depends on the continuous and reliable operation of our information technology (“IT”) systems. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our customers and end-users to migrate to our competitors’ platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions. As the number of our end-users increases and more user data are generated on our platform, we may be required to expand and adjust our technology and infrastructure to continue to reliably store and process content.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to expand customer base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties. Some third-party software we use in our operations is currently publicly available and free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to collect our receivables or unbilled services, our results of operations, financial condition and cash flows could be adversely affected.

Our business depends on our ability to successfully and timely obtain payment from our customers of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on 30 to 60 day cycles. We have established allowances for losses of receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate, and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions could also result in financial difficulties for our customers, including bankruptcy and insolvency. This could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Recovery of customer financing and timely collection of client balances also depend on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our customer balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated, which requires certain licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained business performance permit, telecom value-added service license and network culture operation license business performance permit.

Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may not be sufficient to meet regulatory requirements, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations. As we further develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry.

As the Internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations.

In accordance with the Notice on Adjusting the Scope and Standardizing the Examination and Approval Process of Network Culture Operation License (“Notice”) of the Ministry of Culture and Tourism, dated May 14, 2019, any network culture operation licenses whose business scope contains online-games related activities remains valid, although such licenses may not be renewed by the Ministry of Culture and Tourism upon expiration thereof. It is not clear yet whether new licenses could be issued by an alternative governmental authority. As a result, there is risk that we may not have a valid license to conduct online-gaming activities after the expiration of such license.

As of the date of this annual report, we have not received any material penalties from the relevant government authorities for our past business operations. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make all the necessary filings in the future. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulations of the Internet business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, we may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See “Item 3.D. Risk Factors—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected” and ” Item 4.B. Business Overview- Regulation.”

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Our business generates and processes a large amount of data, and we are required to comply with PRC laws and regulations relating to cyber security. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our data practices or business model.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data we collect through our game distribution platform and integrated holographic AR software offering, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

Governments around the world, including the PRC government, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, or promote or maintain our brand in a cost-effective manner, our business, financial conditions and results of operations may be materially and adversely affected.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to attract customers, especially in this novel and evolving market. We promote our brand though marketing team and word-of-mouth referrals. Successful promotion of our brand will depend on the effectiveness of our marketing efforts and amount of word-of-mouth referrals we received from satisfied customers. We may incur extra expenses in promoting our brand. However, our brand promotion activities and marketing efforts may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incurred in promoting our brand. Since we operate in a highly competitive industry, our brand recognition directly affects our ability to maintain our market position. If we fail to successfully promote and maintain our brand, or if we incur extra expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers, and our business and results of operations may be materially and adversely affected.

Our success depends on the interoperability of our products and services with next-generation AR hardware.

The success of our products depends upon the cooperation of AR hardware manufactures to ensure interoperability with our products and offer compatible products and services to end users. To the extent that hardware manufactures perceive that their products and services compete with ours, they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary application programming interfaces (“APIs”), protocols or formats, or engage in practices to actively limit the functionality, compatibility and certification of our products. If any of the foregoing occurs, our product development efforts may be delayed or foreclosed and it may be difficult and more costly for us to achieve functionality and service levels that would make our services attractive to end users, any of which could negatively impact our business and operating results.

Potential and threatened litigation could have a material and adverse impact on our business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to potential or threatened lawsuits brought by our competitors, individuals, or other entities against us, in matters relating to intellectual property rights, contractual disputes and competition claims. We may also institute potential legal actions against our competitors, individuals, or other entities. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base. In addition to the related costs, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our business, financial condition and results of operations.

Negative media coverage could adversely affect our business.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, and other employees, as well as the industry in which we operate, can harm our operations. Negative publicity concerning these parties could be related to a wide variety of matters, including:

●	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

●	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, and other employees;

●	user complaints about the quality of our products and services;

●	copyright or patent infringements involving us and contents offered on our platforms; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market. We are not required to provide a report of management’s assessment on our internal control over financial reporting in this annual report due to a transition period established by the rules of the SEC for newly public companies. In addition, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this annual report, since we are an emerging growth company as defined under the JOBS Act. However, in the course of auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to (i) streamline our accounting department structure and enhance our staff’s U.S. GAAP expertise on a continuous basis; (2) hire a new reporting manager who has sufficient expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (3) make an overall assessment on the current finance and accounting resources and have plans to hire new finance team members with U.S. GAAP qualification in order to strengthen our U.S. GAAP reporting framework; (4) participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (5) provide internal training to our current accounting team on US GAAP knowledge. We are also in the process of completing a systematic accounting manual for US GAAP and financial closing process. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ADSs may not be able to remain listed on the NASDAQ Global Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes- Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, financial condition and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP. Any such negative developments could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have limited business insurance coverage.

Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of the telecommunication business and certain other businesses in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), or the Negative List, and Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016) , foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider other than operating e-commerce, and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List, Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016) and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online operating business, internet audio-visual programs business, internet culture business and radio and television program production business.

We are a Cayman Islands company and our PRC subsidiary is currently considered foreign-invested enterprise. Our PRC subsidiary is not eligible to operate internet content service, online culture activities or other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIE and its subsidiaries in the PRC. Through a series of contractual arrangements entered into by our wholly owned subsidiary in China, our VIE and its shareholders, we exercise effective control over the VIE, receive substantially all of the economic benefits of our VIE, and have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results in our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company- 4.C. Organization Structure” for details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the telecommunication business and certain other businesses, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lacks the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), would have broad discretion in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

●	imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

●	restricting or prohibiting our use of the proceeds we receive from our offshore financing activities to finance our business and operations in China.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrence of any of these events results in our inability to direct the activities of our VIE that most significantly impacts its economic performance and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In March 2019, the Standing Committee of the National People’s Congress of the PRC passed the Foreign Investment Law of the People’s Republic of China (“Foreign Investment Law”). Among other things, the Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted by foreign individuals, enterprises and other organizations (collectively, the “Foreign Investors”) in a direct or indirectly manner, including any of the following circumstances: (1) the foreign investor establishes a foreign-invested enterprise within the territory of China, independently or jointly with any other investor; (2) the foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China; (3) the foreign investor makes investment to initiate a new project within the territory of China, independently or jointly with any other investor; and (4) the foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council. The Foreign Investment Law leaves uncertainty with respect to whether Foreign Investors control PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment”. PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry national treatment together with a “negative list” (the “Negative List”, which shall be promulgated by or promulgated with approval by the State Counsel), to be specific, Foreign Investors are prohibited from making any investments in the fields which are catalogued into prohibited industries for foreign investment based on the Negative List, while Foreign Investors are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the Negative List have been satisfied; when Foreign Investors make investments in the fields other than those included in the Negative List, the national treatment principle shall apply. Besides, certain approval and/or filing requirements shall be fulfilled in accordance with applicable foreign investment laws and regulations.

The internet content service and online culture activities that we conduct through our VIE are subject to Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Version) (the “2018 Negative List”) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new “negative list” to be issued under the Foreign Investment Law will be different from the 2018 Negative List. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Beijing WiMi, or our VIE, and its shareholders, and certain of its subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and its subsidiaries constituted substantially all of our revenues in 2017, 2018 and 2019.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their respective obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIE may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer its equity interest in our VIE to our PRC subsidiary or its designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our shareholders or the shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

All the agreements under our contractual arrangements with our VIE and its equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements with our VIE and its equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

We may lose the ability to use and enjoy assets held by our VIE and its subsidiaries that are important to our business if our VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, the entity holds certain assets that are material to the operation of certain portion of our business. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the chops of our PRC subsidiary, our VIE and its subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Adverse changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

The majority of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. The uncertainty caused by the exit of the United Kingdom from the European Union could negatively impact all of the economies and market conditions of European Union and/or worldwide and could continue to contribute to instability in the global financial market.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Under the PRC enterprise income tax law, we may be classified as a “PRC resident enterprise”, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiary to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Non-PRC resident ADS holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or Class B ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiary may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We are an exempted limited liability company, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary, as paid to us through our Hong Kong subsidiary, to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. We cannot assure you that our determination regarding our Hong Kong subsidiary’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Implementation of labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the Social Insurance Law and the Regulations on the Management of Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and housing funds, and the employers must, together with their employees or separately, pay the social insurance premiums and housing funds for such employees.

As the interpretation and implementation of these laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM, that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterpart or anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from our offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any transfer of funds by us to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the People’s Bank of China Notice No. 9 (“PBOC Notice No. 9”). Any medium- or long-term loan to be provided by us to our VIE must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds we receive from our offshore financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiary completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiary by us, (i) if the PRC subsidiary adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiary; and (ii) if the PRC subsidiary adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiary has the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiary or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our offshore financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds we receive from our offshore financing activities to fund the establishment of new entities in China by our VIE or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Our PRC subsidiary and VIE are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by our VIE for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Furthermore, if our PRC subsidiary, our VIE and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the Enterprise Income Tax Law of the PRC, or the PRC EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

According to the PRC Land Administration Law, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. Some of the landlords of our learning center locations have failed to provide the title certificates to us. Our right to lease the premises may be interrupted or adversely affected if our landlords are not the property owners and the actual property owners should appear.

In addition, the title certificate usually records the approved use of the state-owned land by the government and the property owner is obligated to follow the approved use requirement when making use of the property. In the case of failure to utilize the property in accordance with the approved use, the land administration authorities may order the tenant to cease utilizing the premises or even invalidate the contract between the landlord and the tenant. If our use of the leased premises is not in full compliance with the approved use of the land, we may be unable to continue to use the property, which may cause disruption to our business.

Risks Related to the ADSs

The market price for our ADSs may be volatile.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new product and service offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our products and services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this report, we had 20,115,570 Class A ordinary shares and 97,995,563 Class B ordinary shares outstanding. The ADSs representing our Class B ordinary shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares will be available for sale, upon the expiration of the 180-day lock-up period, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the lock-up period at the discretion of the designated representatives. To the extent that these ordinary shares are sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class B ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and our ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in our ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your ordinary shares underlying our ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class B ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the underlying Class B ordinary shares represented by your ADSs. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class B ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class B ordinary shares unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the underlying Class B ordinary shares represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled receive notice of, to attend or vote at any general meeting, our directors may close our register of members for a stated period not exceeding thirty calendar days and/or fix in advance a record date for determining those shareholder that are entitled to receive notice of, attend or vote at such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class B ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class B ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class B ordinary shares represented by your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of our ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contains certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We plan to take advantage of such exemptions afforded to an emerging growth company. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands that is expected to be listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not follow our home country practices or rely on certain exemptions provided by Nasdaq corporate governance listing standards to a foreign private issuer. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results of operations through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the rules of the Nasdaq Stock Market and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules because Jie Zhao, our Chairman, beneficially owns more than 50% of the total voting power. For so long as we remain a controlled company under that definition, we are permitted to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our Chairman controls more than 50% of the total voting power of our outstanding ordinary shares and thus his interest may differ from other shareholders and holders of our ADSs, as he is able to exert significant control over certain actions requiring a shareholder vote.

Jie Zhao, our Chairman, controls more than 50% of the total voting power of our outstanding ordinary shares. Consequently, he is able to exert significant control over certain actions requiring a shareholder vote. As our majority shareholder, Mr. Zhao is able to elect our board of directors, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares, including the sale of our assets or an acquisition of assets. This concentration of ownership in our shares by Mr. Zhao limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. Consequently, his interest in such matters may differ from the interest of other shareholders and holders of our ADSs.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our VIE and the shareholders of our VIE will be treated for purposes of the PFIC rules. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

We commenced our commercial operations in May 2015 through Beijing WiMi (previously under the name “WiMi Lightspeed Capital Investment Management (Beijing) Co., Ltd.”). In February 2016, Beijing WiMi formed a wholly-owned subsidiary, Micro Beauty Lightspeed Investment Management HK Limited in Hong Kong. In addition, Beijing WiMi acquired 100% equity interest in Shenzhen Yidian on October 21, 2015, Shenzhen Yitian on August 20, 2015 and Shenzhen Kuxuanyou on August 26, 2015.

We incorporated WiMi Cayman under the laws of the Cayman Islands as our offshore holding company in August 2018 to facilitate offshore financing. In September 2018, we established WiMi HK, our wholly-owned Hong Kong subsidiary, and WiMi HK established a wholly-owned PRC subsidiary, Hologram WiMi.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hologram WiMi later entered into a series of contractual arrangements with Beijing WiMi, or our VIE, and its shareholders. We depend on these contractual arrangements with our VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operations. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China. For more details, see “Item 4. Information on the Company—C. Organizational Structure — Contractual Arrangements with the VIE and its Shareholders”. The shareholders of our VIE may have potential conflicts of interest with us. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—Our shareholders or the shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business” for details.

In April 2020, we completed our initial public offering in which we offered and sold an aggregate of 9,500,000 Class B ordinary shares in the form of 4,750,000 ADSs. The ADSs were sold at an offering price of US$5.50 per ADS generating gross proceeds of approximately US$26.125 million, and net proceeds of approximately $23.1 million after deducting underwriting commission and other expenses. On April 1, 2020, our ADSs began trading on the Nasdaq under the symbol “WIMI”.

Our corporate headquarters is located at No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People’s Republic of China. Our telephone number at this address is +86-10-5338-4913. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. SEC maintains a website (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that are filed electronically with the SEC.

Capital Expenditure

Our capital expenditure amounted to approximately RMB 2.0 million, RMB 0.05 million, and RMB 0.2 million (USD28,000) for the years ended December 31, 2017, 2018 and 2019, respectively. The capital expenditure for the year ended December 31, 2019 was primarily used for the purchase of property and equipment, such as office supplies and equipment.

B.	BUSINESS OVERVIEW

We offer AR-based holographic services and products to cater to our customers’ needs, all centered upon providing an innovative, immersive and interactive holographic AR experience for our customers and end users. Our service and product offerings primarily consist of holographic AR advertising services and holographic AR entertainment products. Approximately 69.3%, 80.5%, and 83.8% of our revenues were generated by our holographic AR advertising services for the years ended December 31, 2017, 2018, and 2019, respectively. Approximately 30.7%, 19.5%, and 16.2% of our revenues were generated by our holographic AR entertainment products for the years ended December 31, 2017, 2018, and 2019, respectively. The core of our business are holographic AR technologies used in software engineering, content production, cloud and big data. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner.

Holographic AR Advertising Services

Our holographic AR advertising software enables users to insert into video footages real or animated three dimensional (“3D”) objects that integrate seamlessly within the scene of such footages. Our online holographic AR advertising solution embeds holographic AR ads into films and shows that are hosted by leading online streaming platforms in China. Through our proprietary image and video recognition technologies, our software enables users to analyze the underlying video footages at a pixel level to identify ad spaces that can be augmented by 3D objects. Advertisers and their agencies purchase these ad spaces through application programming interfaces, or APIs, integrated with our systems, specifying their target audience and budgets and typically providing the 3D models to be embedded in the videos. When the ad space is detected and 3D objects are generated, the 3D objects are embedded into the underlying streaming videos automatically on a batch-processing basis as determined by our software. For the year ended December 31, 2018, holographic AR ads produced using our software generated a total of approximately 6.6 billion views, representing an increase of 34.7% from approximately 4.9 billion views for the year ended December 31, 2017. For the year ended December 31, 2019, holographic AR ads produced using our advertising solutions generated approximately 9.7 billion views, representing an increase of 47.0% from approximately 6.6 billion views for the year ended December 31, 2018.

The following diagram illustrates the key steps of our online holographic AR advertising business:

As compared with traditional forms of digital ads, we believe that ads generated using our holographic AR technology have the following key benefits:

●	Engaging and interactive. Holographic AR ads tend to create a more engaging, memorable experience that likely stimulates the purchase impulse. Holographic AR ads encourage engagement between the consumers and brands, creating a relationship that is more interactive than other forms of ads.

●	Natural and non-disruptive. As compared with traditional banner ads and video-based ads that flash and spin on the screen, holographic AR ads are naturally blended with the scenes in the films or TV shows, which helps to overcome advertising blindness and create a natural, non-disruptive viewing experience.

●	Cost-effectiveness and flexibility. Our technologies identify appropriate ad space that can be used repeatedly for ads of multiple brands. While video-embedded 3D objects provide substantially the same level of reality as compared to tangible ads, they tend to be more cost-effective as they save the costs associated with shooting a commercial.

Holographic AR Entertainment Products

Our holographic AR entertainment products primarily consist of payment middleware software, game distribution platform and holographic MR software.

Payment middleware is a software solution that connects mobile apps to payment channels, giving mobile app users convenient access to a wide range of online payment options. We cooperate with app developers to embed our payment middleware, most of which feature AR functions, in mobile apps.

Our advanced payment middleware streamlines the often time-consuming mobile payment process. Our mobile payment middleware facilitates app developers to build an in-app payment infrastructure that allows micropayments to be made or received through an efficient, secure system, without any interface redirection. Such mobile payment middleware enables app developers to store users’ payment credentials in a trusted and safe environment and eases user’s burden of repeatedly entering and authenticating payment information for each transaction.

Our payment middleware can be fully integrated with various types of mobile apps, especially those employing AR technologies, such as live streaming, gaming, selfie, photo editing, and video-sharing apps. Currently, our payment middleware supports substantially all of the major online payment channels in China, and is compatible with the mainstream mobile operating systems.

The following graphic illustrates the key steps involved in the holographic AR payment middleware services that we provide to app developers:

We generate revenues from our mobile payment middleware by sharing revenues with app developers at an agreed-upon percentage. In addition, in 2018, we launched 233 Game Platform, an online game distribution platform. This platform provides game developers with technical support and value-added services that may help them target, reach and monetize their audiences. For the year ended December 31, 2019, over 800 apps were operated on or docked into our 233 Game Platform, which attracted over 260,000 active members, defined as the number of registered accounts that logged in at least once during a specified time period. We started generating revenue from our platform in the second quarter of 2019, as we started adding new apps to the platform that gained polarity with users, and certain existing games became more popular among users.

We also sell MR software, a comprehensive holographic application platform independently developed by our research and development team, which includes holographic audio-visual integrated operation, holographic advertising service, holographic media asset management and holographic data management on the platform level and holographic interactive system, holographic recognition system, holographic labeling system, holographic tracking system, holographic capture system and holographic analysis system. Our MR software also includes multiple modules that allow end-users to edit and display holographic AR contents and create their own custom visual effects.

Our AR holographic entertainment business is based on users’ demand for entertainment applications in the field of 3D computer vision. We charge the customers software license fees. With the development and popularization of AR holographic hardware devices, we expect that there will be more applications in the future for our AR holographic entertainment products.

Our Technology

We have developed powerful, cutting-edge holographic AR technologies.

Holographic Image Processing and Recognition Intelligence Technology

We insert holographic AR advertisements into online videos based on our imaging detection and recognition technology, template matching and detection technology, video processing and recognition technology, holographic 3D layer replacement technology in imaging recognition and dynamic fusion processing technology in imaging tracking. We expect that these technologies will be applied to our future strategic blueprint, such as the development and application of holographic 3D facial recognition technology and holographic facial change technology.

Development and Application in Holographic 3D Facial Recognition Technology

The development of holographic 3D facial recognition software is based on our holographic imaging featured imaging detection and recognition technology, template matching holographic imaging detection technology, and deep learning and training based video processing and recognition technology. Traditional 2D facial recognition technology is a biographic recognition technology based on facial features, which captures the information from the facial images or facial video streaming, and automatically detects and tracks the targeted face. By contrast, we believe our holographic 3D facial recognition technology is a biographic recognition technology consisting of a combination of holographic imaging capture and 3D portrait. We focus on the development and application of our software technology, and have technologies in AI, machine recognition, machine learning, model theory, and video imaging processing. Holographic 3D facial recognition technology is a technology using the collection of structured light and infrared light, and the collected featured points can exceed 30,000 points. By contrast, the collected featured points for traditional 2D facial recognition technology is less than 1,000 points. Our 3D technology is also expected to be less affected by the surrounding environment and is expected to overcome many of the issues found in traditional 2D facial recognition technology, such as light, posture, occlusion, dynamic recognition and facial expression.

Development and Application of Holographic Facial Change Technology

Holographic facial change technology is based on our holographic 3D layer replacement technology involving image recognition and dynamic fusion processing technology based on AI, tracking images in real time and replacing faces with other faces. This technology replaces faces in video frames, synthesizing the video and adding the original audio. We have validated these technology modules in holographic AR plug-in advertisement applications and continue to develop and upgrade these technology modules. We believe this technology will bring new business growth to applications such as celebrity advertising, film distribution, and live video streaming.

Software Engineering

Since our inception, we have devoted the majority of our research and development resources to software development. Our software engineering team is responsible for building the company-wide software platform, supporting the integration of our products and applications within our cloud infrastructure, as well as developing the holographic AR-related and MR-related software and solutions we license to our entertainment industry customers.

Our holographic AR software development services provide customers with the following benefits:

●	Convenience. We design our software for simplicity, ease of use and user-friendly experience. Through our software’s intuitive, visual interface, users can rapidly and easily manage, distribute and implement holographic AR contents.

●	Adaptability. Our integrated holographic AR software is built with broad compatibility and can run on various computer operating systems, including Windows, Mac OS and Linux. Customers can install our software in the cloud, on-premises or using a hybrid approach.

●	Functionality and Intelligence. We continue to leverage our software engineering capabilities to improve our offerings, which allows for richer software functionality. As our customer base continues to grow, we believe we will be able to further enhance our software intelligence with the increased volume of data processed.

●	Reliability. We value the long-term relationship with our customers and provide our customers continuous ancillary technical support and services. We perform security and code quality reviews before releasing the software to our customers and we also embed mature security practices throughout the whole life span of our holographic AR software to protect our customers’ data and proprietary information.

Content Production

Our leading holographic AR content production capabilities are built around image acquisition, object recognition, automated image process, and computer vision technologies. Our software engineering team and visualization design team work closely to consistently advance such visualization-related technologies, and harness them to design and produce innovative holographic AR contents. Through real-time computer vision algorithms which provide an accurate pose estimation, we are able to perform scene recognition and tracking within seconds. Such cutting-edge algorithms also allow us to perform visualization of photorealistic high-resolution renderings of products on a pixel basis. In the course of scene reconstruction, our automated image processing tools can perform noise cleaning and feature enhancement on the image we initially captured, enabling us to create best-in-class holographic AR designs with an industry-leading simulation degree.

We have built a comprehensive holographic AR content library. The formats of our holographic AR contents range from 3D models to holographic short videos. As of December 31, 2019, we owned over 4,600 ready-to-use AR holographic contents that were available to be adapted to our holographic AR products and solutions, including animals, cartoon characters, vehicles and foods. Our AR holographic contents can be applied in various scenarios, such as education, tourism, arts and entertainment, and popular science. In addition, our content library is also enriched by copyrighted content that we have licensed from third parties. We cooperate with various content owners, including brands, film producers and talent agencies, to adapt high-quality, popular IPs into holographic AR formats.

Cloud

We believe that the next-generation cloud delivery technology provides the flexibility and scalability necessary for holographic AR experience. Cloud technology is of high importance to build our comprehensive holographic AR ecosystem. We have developed our cloud architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Meanwhile, benefiting from our cloud storage and connecting capabilities, users of our integrated holographic AR software are able to access our large-size holographic AR content library on their own devices.

Big Data

We have developed advanced data analytics capabilities to derive actionable insights from the large amounts of data we collected from our products and third party sources, enabling us to maintain a solid end-user base in order to collect raw data. Our processing capabilities enable us to manage extremely large volumes of data and deliver real-time analysis at scale, making it possible for us to continue to improve and innovate our products and services. Our data mining and user behavioral data analytics technologies allow us to build and segment context-rich user profiles and apply such analysis in numerous applications. For instance, we have created over 2,000 user tags by analyzing user data we collected through our holographic AR advertising services. We are also in the process of developing ads performance tracking and evaluation tools.

Artificial Intelligence

Our holographic image processing capabilities are regularly optimized and improved, including two core technologies: holographic AI facial recognition technology and holographic AI facial change technology. As a result of the development of our video processing and recognition technology, our holographic AR advertising and holographic imaging services, which are based on image detection, recognition, template matching, image dynamic fusion and replacement, are currently in a leading position in the industry.

5G+

We believe that our holographic services will adapt to 5G technology. Due to the high speed and low latency of 5G technology, the transmission delay of the long-distance communication and data transmission from the system terminal to the service server is lower than the 4G network transmission delay. Such improvement ensures less stagnation, low delay, high efficiency, and diversity of the interaction of multiple terminals in holographic AR remote communication and data transmission. We expect our holographic AR advertising business to develop accordingly.

Our Customers

We have a broad and diverse customer base. Currently, our customers mainly consist of advertisers, distribution channels, app developers and entertainment companies. Our customer base covers a wide range of industries, including manufacturing, real estate, entertainment, technology, media and telecommunications, travel, education and retails. Our customers typically enter into a master agreement with us for a term of one year, although they do not necessarily purchase products or services from us during each quarter of such year. A separate request is submitted by a customer for each order of products or services.

Generally, we enter into service agreements with customers relating to our holograph AR ad services and our AR SDK payment customers relating to our AR SDK services. We provide customized holographic MR software and middleware software to distributors under software development agreements, who subsequently sub-license the customized software to enterprises and individual end users. The software development agreements entered into between us and the distributors include customization of our integrated holographic AR and MR entertainment software, ancillary technical training, as well as professional service and support. We charge distributors on a fixed-price basis. For our AR ad services, we charge service fees based on the number of views. For our AR SDK payment services, we charge a percentage of the total fees paid by the end users. We generally maintain annual agreements with our customers.

Sales and Marketing

We promote our products and services directly through our experienced and creative sales and marketing team by making direct office visits, attending conferences and industry exhibitions. Customers unfamiliar with our services and products may also consult with our support team to achieve best solutions. We believe that our sales and marketing team is well respected and helps attracting more customers.

We also grow our customer base through word-of-mouth referrals. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to continue using our products and recommend our products and services to others.

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of December 31, 2019 are set out as follows:

●	Patent: We had 145 registered patents in China, which covers technologies for image processing and display, model input/output and 3D modeling, 68 pending patent applications with the PRC China National Intellectual Property Administration, and no patent under the patent cooperation treaty. Three of our 145 registered patents in China are currently registered under the name of individuals who have signed Intellectual Property Ownership Agreement with us, providing that the ownership of such intellectual properties invented during their employment in the Company should belong to us, and these patents are also undergoing the transfer process from the individuals to us. 144 of our 145 registered patents were granted as patent for utility model;

●	Software copyrights. We maintain a large portfolio of copyright-protected software. We had 237 registered software copyrights in China;

●	Trademarks. We had 23 registered trademark in China, and no pending trademark application with the PRC State Administration for Industry and Commerce; and

●	Domain names. We had 15 registered domain names in China.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our customers and, for internal controls, we adopt and maintain relevant policies governing the operation and maintenance of our systems and the management of user-generated data.

Competition

There are many other companies addressing various aspects/verticals of the holographic AR market. The competitive landscape we are faced with is fragmented and evolving. With respect to our holographic AR advertising products, we compete against both holographic AR advertisement producers and traditional advertisement producers.

We believe the principal competitive factors in our market are:

●	breadth of use cases supported;

●	product features and functionality;

●	capability for customization, configurability, integration, security, scalability and reliability;

●	quality of technologies and research and development capabilities;

●	ability to innovate and rapidly respond to customer needs;

●	availability of holographic compatible, high-quality content;

●	diversified customer base;

●	relationships with key participants in holographic AR value chain;

●	sufficient capital support;

●	platform extensibility and ability to integrate with other holographic AR infrastructures; and

●	brand awareness and reputation.

We believe we compete favorably on the basis of the above factors; however, we expect competition to intensify in the future. Our ability to remain competitive will largely depend on the quality of our applications, the effectiveness of our sales and marketing efforts, the quality of our customer service and our ability to acquire complementary technologies, products and businesses to enhance the features and functionality of our applications.

Insurance

We do not maintain insurance policies covering damages to our Information Technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Regulations

We are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. The following is a summary of the principal PRC laws and regulations relating to our business and operations within the territory of the PRC.

Regulation on Foreign Investment Restrictions

The Guidance Catalogue of Industries for Foreign Investment (2017 Revision), or the Catalogue, which is promulgated by the Ministry of Commerce and the National Development and Reform Commission and governs investment activities in the PRC by foreign investors. The Catalogue divides industries into three categories—“encouraged,” “restricted,” and “prohibited” for foreign investment. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted.” Industries such as value-added telecommunication services, including Internet information services, are restricted to foreign investment.

The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2018 and became effective on July 28, 2018, replaced and partly abolished the Guidance Catalogue of Industries for Foreign Investment (2017 Revision) regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from making investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited”.

On March 15, 2019, the Foreign Investment Law was formally issued, and become effective on January 1, 2020, on which Regulation for the Implementation of Foreign Investment Law of the People’s Republic of China and Measures for Reporting of Information on Foreign Investment become effective. The Foreign Investment Law and its implementation regulation mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management. Comparing with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts such as “De facto control” and “controlling PRC companies by contracts or trusts”, nor did it specify the regulation requirements on controlling through contractual arrangements. Pursuant to Measures for Reporting of Information on Foreign Investment, a foreign investor or foreign-invested enterprise shall, through the enterprise registration system and the enterprise credit information disclosure system, report investment information to the competent departments in charge of commerce. The foreign investment information reports include the initial report, report of changes, report of deregistration, and annual report.

Pursuant to the Announcement 2016 No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories that are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Regulations on AR Industry

On December 21, 2018, Ministry of Industry and Information Technology issues the Guidance on Accelerating the Development of AR Industry, which requires that the AR Industry in China shall be promoted and application innovation in AR technology shall be promoted.

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public networks. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT, or its provincial level counterparts.

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated in February 21, 2003 and December 28, 2015, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in China must demonstrate a good track record and experience in operating value-added telecommunications business. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, to provide value-added telecommunication services in China.

On July 13, 2006, the Ministry of Information Industry, or the MII, released the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Notice, pursuant to which, for any foreign investor to invest in telecommunications business in China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, and they may not provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a value-added telecommunication service operator shall be legally owned by such operator or its shareholders.

Regulations on Infringement upon Intellectual Property Rights via Internet

The Tort Liability Law of the PRC, which was adopted by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective on July 1, 2010, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an online user conducts tortious acts by utilizing online services provided by the online service provider, the infringed party has the right to request such online service provider to take necessary measures, including deleting, blocking and disconnecting the access to the infringing content promptly. If the online service provider fails to take necessary measures in a timely manner upon receipt of notice of such infringement, such online service provider will be held jointly liable with the relevant online users for the additional damages that should have not been incurred if the online service provider took proper actions; and (iii) where the online service provider is aware that online users are infringing upon the civil right or interest of third party and fail to take necessary measures, the online service provider should be jointly liable for such infringement with the online users.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application. Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties. When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million.

Software Copyright Law

On September 7, 1990, Standing Committee of the National People’s Congress promulgated The Copyright Law of the PRC or the Copyright Law, which was amended on October 27, 2001 and April 1, 2010. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

The Computer Software Copyright Registration Measures or the Software Copyright Measures promulgated by the National Copyright Administration on April 6, 1992, which was amended on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The National Copyright Administration of China shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Centre of China (the “CPCC”), is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which conforms to the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Regulation on Domain Name

The domain names are protected under the Administrative Measures for Internet Domain Names promulgated by MIIT on August 24, 2017, the effective date of which was November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the revised Advertising Law of the PRC, or the Advertising Law, effective on September 1, 2015 which was further amended on October 26, 2018. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

On July 4, 2016, the SAIC issued the Interim Measures on the Administration of Online Advertising, or the SAIC Interim Measures, which came into effect on September 1, 2016. The Advertising Law and the SAIC Interim Measures require that online advertisements may not affect users’ normal use of internet and internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “advertisement” so that consumers can distinguish them from non-advertisement information. Moreover, the SAIC Interim Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner.

Regulations on Internet Security

On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997 and amended it on January 8, 2011, which prohibits using internet to leak state secrets or to spread socially destabilizing content.

On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the Internet, which requires that internet services providers shall have the function of backing up the records for at least 60 days. Also, internet services providers shall (a) set up technical measures to record and keep the information as registered by users; (b) record and keep the corresponding relation between the internet web addresses and Intranet web addresses as applied by users; (c) record and follow up the net operation and have the functions of security auditing.

On January 21, 2010, the MIIT promulgated the Administrative Measures for Communications Network Security Protection, which requires that all communication network operators including telecommunications services providers and internet domain name service providers divide their own communication networks into units. The unit category shall be classified in accordance with degree of damage to national security, economic operation, social order and public interest. In addition, the communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case such violation is not duly rectified.

Regulations on Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of contents, and purposes. In addition, internet information service providers shall properly keep the personal information of users, if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any material leak to the telecommunications regulatory authority.

On December 28, 2012, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss.

In July 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunications and Internet Users, or the Regulations on Network Information Protection, effective on September 1, 2013, to enhance and enforce legal protection over user information security and privacy on the internet. The Regulations on Network Information Protection require internet operators to take various measures to ensure the privacy and confidentiality of users’ information.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

On May 9, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, effective from June 1, 2017, which clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which came into effect on June 1, 2017. Pursuant to the Cyber Security Law, network operators shall follow their Cyber Security obligations according to the requirements of the classified protection system for Cyber Security, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for Cyber Security, and implementing the responsibility for Cyber Security protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering Cyber Security; (c) taking technological measures to monitor and record the network operation status and Cyber Security incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

Regulations on Online Games

Regulations Relating to Operation Permits for Online Games

The Provisional Regulations for the Administration of Online Culture (the “Online Culture Regulations”) which were issued by the Ministry of Culture (“MOC”) and took effect on April 1, 2011 and were amended on December 15, 2017, apply to entities engaging in activities related to “online cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in for-profit Internet cultural activities, including the production, duplication, importation, release or broadcasting of online cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to player terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding of exhibition or contests related to online cultural products. The MOC issued the Circular on Implementation of the Newly Revised Provisional Regulations for the Administration of Online Culture Interim Provisions on the Administration of Internet Culture on March 18, 2011, which provides that the authorities will temporarily not accept applications by foreign-invested Internet content providers for operation of Internet culture business (other than online music business).

The Notice on Adjusting the Scope and Standardizing the Examination and Approval Process of Network Culture Operation License (“Notice”), issued by the Office of Ministry of Culture and Tourism on May 14, 2019, provides that any network culture operation licenses whose business scope contains online-games related activities remains valid, while such licenses may not be renewed upon expiration thereof.

The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games issued by the MOC and which took effect on July 29, 2010 specify entities regulated by the Online Game Measures and procedures related to the MOC’s review of the content of online games, and emphasizes the protection of minors playing online games and requests online game operators to promote real name registration by their players.

The Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the ‘Three Provisions’ jointly promulgated by the MOC, the State Administration of Radio Film and Television, or the SARFT, and the General Administration of Press and Publication (“GAPP”), which was issued by the State Commission Office for Public Sector Reform (a division of the State Council) which became effective on September 7, 2009, provides that the GAPP will have responsibility for the examination and approval of online games to be uploaded on the Internet and that, after such upload, online games will be administered by the MOC.

Regulations on Examination of Online Game Content

The Notice Regarding Improving and Strengthening the Administration of Online Game Content (the “Online Game Content Notice”), issued by the MOC on November 13, 2009, requests online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player killing” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among players, and (iv) improving their compliance with legal requirements for the registration of minors and game time limits.

The Notice Regarding the Strengthening of Online Game Content Censorship, issued by the MOC on May 14, 2004, mandates the establishment of a committee under the MOC to screen the content of imported online games and requires that the content of all imported online games be approved by the MOC.

Regulations on Online Gambling and Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued the Notice on Regulating Operation Order of Online Games and Inspection of Gambling via Online Games (the “Anti-gambling Notice”). To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the notice (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players.

The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games (the “Internet Cafés Notice”) jointly issued by the MOC, the PBOC and other governmental authorities in February 15, 2007 with the goal of strengthening the administration of virtual currency in online games and to avoid any adverse impact on the PRC economy and financial system, places strict limits on the total amount of virtual currency issued by online game operators and the amount purchased by individual players and requires a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice further provides that virtual currency should only be used to purchase virtual items and prohibits any resale of virtual currency.

The Notice on Strengthening the Administration of Online Game Virtual Currency (the “Virtual Currency Notice”) jointly issued by the MOC and the MOFCOM on June 4, 2009, defines the meaning of the term “virtual currency” and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery base activities, such as lucky draws, betting or random computer sampling, in exchange for players’ cash or virtual money.

Regulations on Anti-fatigue Compliance System and Real-name Registration System

On July 25, 2014, the SAPPRFT issued the Notice on Deepening Implementation of Authentication of Real Names for Anti-addiction System on Online Games and effected on October 1, 2014, which specifies that subject to the hardware, technology and other factors, the anti-addiction compliance system applies to all online games excluding mobile games temporarily. The Service Guidance for the Approval of Publishing Domestic Online Games issued by the SAPPRFT on January 12, 2017 further clarifies that, the introduction of the adopted anti-addiction system and the evidential documents of the real-name authentication procedures are required for applying for publishing online games excluding mobile games temporarily.

On August 30, 2018, the NRTA, the MOE, the NAPP and five other PRC regulatory authorities jointly issued the Notice of Issuance of the Implementation Program on Comprehensive Prevention and Control of Adolescent Myopia (the “Myopia Prevention Program”), proposing to limit the number of new online games in operation, and to restrict the time minors spend playing online games. As of the Latest Practicable Date, the press and publication authorities have not issued any detailed rules to enforce the Myopia Prevention Program and therefore, its impact on our future operations and financial performance remains unclear.

The Notice of Ministry of Culture on Regulating Online Game Operation and Strengthening Interim and Ex Post Supervision, issued by the MOC on December 1, 2016 and which took effect on May 1, 2017, provides that the online game publishers shall require online game users to register their real names with valid identity documents, and keep user registration information, and shall not provide recharge or consumer services in game for online game users who login as visitors and also requires that the online game publishers shall fully comply with the relevant provisions of the Parents’ Guardian Project for Minors Playing Online Games, based on which, online game operators shall impose money and time limits for minor users in game and take technical measures to screen the scenes and functions not appropriate for minors.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC (with the Enterprise Income Tax Law of the PRC, collectively called the PRC EIT Law), which was amended on April 23, 2019. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

Value-added Tax

The Provisional Regulations of on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009, and were further amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which became effective as of May 1, 2018. According to the Circular on the Adjustment of VAT Rates, relevant VAT rates have been reduced from May 1, 2018, such as: (i) VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively; (ii) VAT rate of 11% originally applicable to the taxpayers who purchase agricultural products is adjusted to 10% and so on.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulation on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On March 30, 2015, SAFE issued SAFE Circular No. 19, which took effective and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulation on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005 and 2013;

●	Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

●	Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. In our case, the CSRC approval was considered not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Market given that (i) our PRC subsidiary was directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

Loans by Foreign Companies to their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

The Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise was promulgated by SAIC on February 17, 1987 and effective on March 1, 1987. According to these provisions, with respect to a sino-foreign equity join venture, the registered capital shall be (i) no less than seven-tenths of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than one-half of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than two-fifths of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than one-third of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = Σ outstanding amount of RMB and foreign currency denominated cross-border financing x maturity risk conversion factor x type risk conversion factor + Σ outstanding foreign currency denominated cross-border financing x exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and VIEs.

The Principal shareholders of Beijing Wimi are Jie Zhao and Minwen Wu. Jie Zhao, our Chairman, beneficially owns 100% of our outstanding Class A ordinary shares, 46.9% of our outstanding Class B ordinary shares and 82.05% of the outstanding capital stock of Beijing Wimi. Minwen Wu, the controlling person of Sensefuture Holdings Limited and Sensebright Holdings Limited, beneficially owns approximately 11.6% of our issued and outstanding Class B ordinary shares, and 11.32% of the outstanding capital stock of Beijing Wimi.

Contractual Arrangements with Our VIE and Its Respective Shareholders

Currently, substantially all of our users and business operations are located in the PRC and our primary focus is the PRC hologram market, which we believe possesses tremendous growth potential and attractive monetization opportunities. In addition, we plan to grow our presence in international markets and become a global holographic enterprise. We believe that our hologram technology is applicable to global markets and anticipates expanding our business to new markets.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance” and “Item 4.B. Business Overview— Regulation—Regulations on Foreign Direct Investment in Value Added Telecommunications Companies.” We are a company incorporated in the Cayman Islands. Hologram WiMi, our PRC subsidiary, is considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Beijing WiMi, our VIE and its subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIE and its subsidiaries, and consolidate their operating results in our consolidated financial statements under GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi. These contractual arrangements enable us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; (iii) have an exclusive option to purchase the equity interests in our VIE, and (iv) have an exclusive option to purchase all or part of the assets of our VIE when and to the extent permitted by PRC law.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our hologram business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Agreements that provide us effective control over our VIE

Power of Attorney. Pursuant to the power of attorney dated November 6, 2018, by Hologram WiMi and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized Hologram WiMi or any person(s) designated by Hologram WiMi to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated November 6, 2018, by and among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to Hologram WiMi to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hologram WiMi in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without Hologram WiMi’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Spousal Consent Letters. Pursuant to these letters, the spouses of the applicable shareholders of Beijing WiMi unconditionally and irrevocably agreed that the equity interest in Beijing WiMi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Beijing WiMi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing WiMi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hologram WiMi and Beijing WiMi, dated November 6, 2018, Hologram WiMi has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Hologram WiMi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay Hologram WiMi service fee at an amount equal to the consolidated profit minus the loss (if any). This agreement will remain effective till the date when it is terminated by WiMi WFOE.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Share Purchase Option Agreement. Pursuant to the exclusive share purchase option agreement dated November 6, 2018, by and among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at Hologram WiMi’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Agreements that provide us with the option to purchase the assets in our VIE

Exclusive Asset Purchase Agreement. Pursuant to the exclusive asset purchase agreement dated November 6, 2018 by Hologram WiMi and Beijing WiMi, Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify Hologram WiMi any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at Hologram WiMi’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

D.	PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China and we maintain offices in Shenzhen, China, where we currently lease approximately 1,600 square meter of office space in the aggregate. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with GAAP, included elsewhere in this Annual Report. This discussion contains forward-looking statement that involves risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We offer AR-based holographic services and products to cater to our customers’ needs, all centered upon providing an innovative, immersive and interactive holographic AR experience for our customers and end users. Our offerings primarily consist of holographic AR advertising services and holographic AR entertainment products. Approximately 69.3%, 80.5%, and 83.8% of our revenues were generated by our holographic AR advertising services for the years ended December 31, 2017, 2018, and 2019, respectively. Approximately 30.7%, 19.5%, and 16.2% of our revenues were generated by our holographic AR entertainment products for the years ended December 31, 2017, 2018, and 2019, respectively. The core of our business are holographic AR technologies used in software engineering, content production, cloud and big data. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner.

We have grown rapidly since our inception. We generate revenues primarily from holographic AR advertising services and holographic AR entertainment products. Our total revenues increased by RMB 33,242,040, or 17.3%, from RMB 192,029,524 for the year ended December 31, 2017 to RMB 225,271,564 for the year ended December 31, 2018, and further increased by RMB 93,909,860, or 41.7%, to RMB 319,181,424 for the year ended December 31, 2019. Our net income increased by RMB 15,879,821, or 21.7%, from RMB 73,337,971 for the year ended December 31, 2017, to RMB 89,217,792 for the year ended December 31, 2018, and further increased by RMB 12,986,680, or 14.6%, to RMB 102,204,472 for the year ended December 31, 2019.

We expect that our revenues would grow at a slower rate in the first quarter of 2020, as our business, financial condition, and results of operations may be adversely affected by the outbreak of COVID-19. For a detailed description of the risks associated with COVID-19, see “Item 3.D. Risk Factors—Risks Related to Our Business and industry—Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.” Due to the significant uncertainties surrounding the outbreak of COVID-19, the extent of the business disruption and the related financial impacts on our business cannot be reasonably estimated at this time.

Key Factors Affecting Results of operations

Our results of operations are affected by the factors discussed below.

Our ability to increase number of customers and average revenue for AR advertising services

Approximately 69.3%, 80.5%, and 83.8% of our revenues were generated by our AR advertising services for the years ended December 31, 2017, 2018, and 2019, respectively. The number of our customers for our AR advertising services increased from 97 for the year ended December 31, 2017, to 121 for the year ended December 31, 2018, and further increased to 153 for the year ended December 31, 2019. In addition, average revenue per customer for AR advertising services was approximately RMB 1.4 million, RMB 1.5 million, and RMB1.7 million for the years ended December 31, 2017, 2018 and 2019, respectively. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our AR advertising services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, new services, products and capabilities, to newer stages of development. To retain and attract existing and potential customers, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, holographic AR and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings.

China’s per capita expenditure on education, cultural and recreation

Our business and results of operations are affected by a number of general factors affecting China’s holographic AR industry, which include the per capita expenditure on education, culture and recreation in China. The increase in expenditure on education, culture and recreation boosts the growth of relevant markets, such as entertainment market and consuming electronic device market, which in turn will increase the market demand of our services and products.

Our ability to pursue strategic opportunities for growth

We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the holographic AR industry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

Our ability to expand our application fields and diversifying customer base

Currently, the existing applications of holographic AR include primarily the entertainment and advertising industries, which are the industries we are currently focused on. With increasing awareness and acceptance of this technology, we expect that more applications will be identified to magnify the value of this technology, such as assistance in surgery and tele-diagnosis, and assistance in training and education. Our ability to expand our application fields and diversify our customer base may affect our operating results in the future.

Operating Efficiency

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. Significant components of our cost of revenues are the cost paid to channel providers, cost paid to third-party consultants and cost of salaries (including social security and benefits). Salaries primarily include compensation to our software engineers and operating staffs. Our ability to negotiate better pricing with channel providers in desktop applications and decrease the use of third-party consultants has enable us to keep a relatively high gross margin for the three years 2017, 2018 and 2019. Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses. For the years ended December 31, 2017, 2018 and 2019, our total operating expenses as a percentage of our total revenues were 18.5%, 17.3% and 18.8%, respectively. We expect that our expenses will increase as our business continues to grow, and we may incur additional expenses associated with being a public company. However, we believe that our expenses will grow at a lower rate compared to the growth rate of our revenues.

Key Components of Our Results of Operations:

Revenues

Our revenues consist of AR advertising services revenues and AR entertainment revenues. AR advertising services use holographic AR materials and integrate them into advertisement on the online media platforms or offline displays. We generate revenues when we completed our performance obligation to deliver related services based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression”(“CPM”) or cost per action (“CPA”)) for online display and service period for offline display contracts. Over 90% of our contracts with customers are based on CPM. Prior to 2019, our AR advertising markets were mainly in desktop applications. Starting in the second half of 2019, we began to provide AR advertising services to short form mobile video streaming market, namely advertising on Tik-Tok or similar medium.

AR entertainment revenues include revenues generated from software development kit (“SDK”) payment channel services, software development, mobile games services and technology developments. We generate related revenues when a user completes the payment transaction for SDK payments, net of payments to content providers. We also generate revenues from sales of software development services. Revenues generated from mobile games include royalty payments from licensee operators of our mobile games and fees collected from game developers for using our game portal.

Our breakdown of revenues for the years ended December 31, 2017, 2018 and 2019, respectively, is summarized below:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Revenues
AR advertising	133,078,464	181,241,346	267,514,061	38,346,673
AR entertainment	58,951,060	44,030,218	51,667,363	7,406,233
Total revenue	192,029,524	225,271,564	319,181,424	45,752,906

Cost of Revenues

For AR advertising services, the cost of revenues consist of the costs paid to channel providers in accordance with revenue-sharing arrangements. For AR entertainment, the cost of revenues consist of the shared costs with content providers based on the profit sharing arrangements, third-party consulting services expenses and compensation expenses for our professionals.

Our breakdown of cost of revenues for the years ended December 31, 2017, 2018 and 2019, respectively, is summarized below:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Cost of revenues
AR advertising	66,148,464	81,437,761	140,716,036	20,170,872
AR entertainment	13,031,723	3,976,300	5,451,807	781,486
Total cost of revenues	79,180,187	85,414,061	146,167,843	20,952,358

Operating expenses

Operating expenses include selling, general and administrative and research and development expenses. Selling expenses are mainly salary and benefit expenses for our sales team and related travel expenses. General and administrative expenses are mainly salary and benefit of management, professional fees, services fees, rental and other operating expenses of attributable to general and administrative activities. Research and development expenses are mainly salary and benefits for in house software engineers and payments made to outside subcontractors.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations as well as becoming a publicly traded company.

Results of Operations

Our consolidated results of operations for the years ended December 31, 2017, 2018 and 2019 are summarized below:

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Revenues	192,029,524	225,271,564	319,181,424	45,752,906
Cost of revenues	(79,180,187)	(85,414,061)	(146,167,843)	(20,952,358)
Gross profit	112,849,337	139,857,503	173,013,581	24,800,548
Selling expenses	(1,235,773)	(1,212,400)	(1,924,784)	(275,907)
General and administrative expenses	(24,618,898)	(29,822,426)	(39,881,854)	(5,716,845)
Research and development expenses	(9,696,322)	(8,020,082)	(18,355,403)	(2,631,147)
Income from operations	77,298,344	100,802,595	112,851,540	16,176,649
Other expense, net	(3,432,362)	(3,509,207)	(7,517,988)	(1,077,663)
Income before provision for income taxes	73,865,982	97,293,388	105,333,552	15,098,986
Provision for income taxes	(528,011)	(8,075,596)	(3,129,080)	(448,536)
Net income	73,337,971	89,217,792	102,204,472	14,650,450
Other comprehensive income (loss)	(250,623)	1,759,288	1,589,076	227,785
COMPREHENSIVE INCOME	73,087,348	90,977,080	103,793,548	14,878,235

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by approximately RMB 93.9 million, or 41.7%, from approximately RMB 225.3 million for the year ended December 31, 2018 to approximately RMB 319.2 million (USD 45.8 million) for the year ended December 31, 2019, due to an increase of approximately RMB 86.3 million (USD 12.4 million) in AR advertising revenue and an increase of approximately RMB 7.6 million (USD 1.1 million) in AR entertainment revenue.

Our AR advertising revenue increased by approximately RMB 86.3 million, or 47.6%, from approximately RMB 181.2 million for the year ended December 31, 2018 to approximately RMB 267.5 million (USD 38.3 million) for the year ended December 31, 2019. The increase was primarily attributable to the increase in the number of advertisers who became our customers as a result of more referrals from existing customers who were satisfied with our services. The number of our customers for advertising services increased by 32, from 121 for the year ended December 31, 2018 to 153 for the year ended December 31, 2019. Average revenue per customer for AR advertising services increased from approximately RMB 1.5 million for the year ended December 31, 2018 to approximately RMB 1.7 million for the year ended December 31, 2019. The increase in average revenue was due to the improvement in technologies, which enabled us to embed more contents in the advertisements. The number of paid impressions through our AR advertising increased by 47.0% from approximately 6.6 billion in 2018 to approximately 9.7 billion 2019 due to an increase in the number of advertisers. The increase was also due to the launch of our advertising services in the short form mobile streaming market, where we derived approximately 15.5% of our AR advertising revenue. Prior to May 2019, most of our AR advertising were from more traditional desktop markets.

Our AR entertainment revenue increased by approximately RMB 7.6 million, or 17.3%, from approximately RMB 44.0 million for the year ended December 31, 2018 to approximately RMB 51.7 million (USD 7.6 million) for the year ended December 31, 2019. The increase in AR entertainment revenue was primarily attributable to an increase in mobile games service fee revenue recognized in the second half of 2019 and an increase in MR software revenue due to the upgrade of certain MR software modules during the second half of 2019. Such upgrade is expected to be completed across all MR software modules in 2020.

We launched the 233 Game Platform, a mobile game distribution platform, in 2018, by migrating users from our desktop games to such platform. In addition, new users have joined the platform since its launch. As of December 31, 2019, there were over 800 apps operating on such platform and over 260,000 active members. We started generating revenue from such platform in the second quarter of 2019, although revenue recognized in the first half of 2019 was relatively low. As we continued to add popular apps, and certain existing games increased in popularity with users, in the second half of 2019, revenue attributable to mobile games service fees increased.

Cost of Revenues

Our total cost of revenues increased by approximately RMB 60.8 million, or 71.1%, from approximately RMB 85.4 million for the year ended December 31, 2018 to approximately RMB 146.2 million (USD 21.0 million) for the year ended December 31, 2019.

Our cost of revenues for AR advertising services increased by approximately RMB 59.3 million, or 72.8%, from approximately RMB 81.4 million for the year ended December 31, 2018 to approximately RMB 140.7 million (USD 20.2 million) for the year ended December 31, 2019. The increase in cost of revenues was in line with the increase of AR advertising services revenue. Starting in the second half of 2019, we started to provide AR advertising services in short form mobile video streaming market. Due to the nature of the medium, less ad can be placed on a short video based on current technology. In addition, since the market was dominated by a few major channel providers, the average cost of revenue of AR advertising services from short video streaming market was relatively higher, compared with that of other AR advertising channels from desktop applications.

Our cost of revenues for AR entertainment increased by approximately RMB 1.5 million, or 37.1%, from approximately RMB 4.0 million for the year ended December 31, 2018 to approximately RMB 5.5 million (USD 0.8 million) for the year ended December 31, 2019. The increase in cost of revenue was in line with increased revenue as we used third party service providers.

Gross Profit

Our gross profit increased by approximately RMB 33.1 million, from approximately RMB 139.9 million for the year ended December 31, 2018 to approximately RMB 173.0 million (USD 24.8 million) during the year ended December 31, 2019. The increase was mainly due to the significant increase in AR advertising revenues during the year ended December 31, 2019. For the years ended December 31, 2018 and 2019, our overall gross margin was 62.1% and 54.2%, respectively. The decrease in gross margin was primarily caused by the higher average cost of revenue of AR advertising services on short videos market we entered in May 2019.

Our gross profit and gross profit margin from our major business segments are summarized as follows:

	For the Years ended December 31,			Variance
	2018	2019	2019	Amount/%
	RMB	RMB	USD
AR advertising
Gross profit	99,803,585	126,798,025	18,175,801	26,994,440
Gross margin	55.1%	47.4%		27.0%
AR entertainment
Gross profit	40,053,918	46,215,556	6,624,747	6,161,638
Gross margin	91.0%	89.4%		15.4%
Total
Gross profit	139,857,503	173,013,581	24,800,548	33,156,078
Gross margin	62.1%	54.2%		23.7%

Our gross margin for AR advertising services decreased from 55.1% for the year ended December 31, 2018 to 47.4% for the year ended December 31, 2019 mainly due to higher average cost of revenue for AR advertising services on short videos which we started in May 2019.

Our gross margin for AR entertainment services remained relatively stable, at 91.0% and 89.4% for the years ended December 31, 2018 and 2019, respectively.

Operating Expenses

For the year ended December 31, 2019, we incurred approximately RMB 60.2 million (USD 8.6 million) in operating expenses, representing an increase of approximately RMB 21.1 million, or 54.0%, from approximately RMB 39.1 million for the year ended December 31, 2018, primarily due to significant increases in general and administrative expenses and research and development expenses.

Selling expenses increased by approximately RMB 0.7 million, or 58.8%, from approximately RMB 1.2 million for the year ended December 31, 2018 to approximately RMB 1.9 million (USD 0.3 million) for the year ended December 31, 2019. The increase was mainly due to an increase in salary and benefit expenses for our sales team and related travel expenses of approximately RMB 0.7 million. Selling expenses accounted for 1.0% of total revenue for the years ended December 31, 2018 and 2019, respectively.

General and administrative expenses increased by approximately RMB 10.1 million, or 33.7%, from RMB 29.8 million for the year ended December 31, 2018 to approximately RMB 39.9 million (USD 5.7 million) for the year ended December 31, 2019. The increase was mainly due to an increase in professional fees, including audit fees and other professional fees of approximately RMB 6.9 million in relation to our initial public offering, an increase of travel expenses of approximately RMB 0.7 million, an increase of allowance for doubtful accounts of approximately RMB 1.6 million and an increase of other office expenses, including rent and salary of approximately RMB 0.7 million in connection with our two leases for our offices in 2019.

Research and development expenses increased by approximately RMB 10.3 million, or 128.9%, from approximately RMB 8.0 million for the year ended December 31, 2018 to approximately RMB 18.4 million (USD 2.6 million) for the year ended December 31, 2019, as we continued to focus on developing our technological capabilities in order to maintain our competitive advantage in the AR hologram industry.

Other income (expenses), net

Total other expenses, net, were approximately RMB 3.5 million and RMB 7.5 million (USD 1.1 million) for the years ended December 31, 2018 and 2019, respectively.

Other income included gain from disposal of our investments, government subsidies and input VAT tax credits. For the year ended December 31, 2018, we sold one of the cost-method investments with basis of RMB 50,000 for approximately RMB 0.4 million (USD 51,000), resulting in a gain from disposal of cost-method investment of approximately RMB 0.3 million (USD 44,000). There was no disposal of cost-method investment in 2019.

Other income also included government subsidies, which increased by approximately RMB 0.2 million, from approximately RMB 1.2 million for the year ended December 31, 2018 to approximately RMB 1.4 million (USD 0.2 million) for the year ended December 31, 2019, as we applied for, and received, more government grants for new technology and software.

Other income also included approximately RMB 0.9 million (USD 0.1 million) of input VAT credit that we redeemed during the year ended December 31, 2019. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2021.

Finance expenses, net, mainly consisting of amortization of debt discount and currency exchange gain. The amortization of debt discount was RMB 5.1 million and RMB 11.5 million (USD 1.7 million) for the years ended December 31, 2018 and 2019, respectively. The increase in finance expenses was resulted from payment of long-term business acquisition payables. Currency exchange gain amounted to approximately RMB 0.8 million (USD 0.1 million) for the year ended December 31, 2019.

Interest income increased from approximately RMB 24,000 for the year ended December 31, 2018 to approximately RMB 1.2 million (USD 0.2 million) for the year ended December 31, 2019. Interest income consisted of bank interest income, which was derived from funds that we received from the issuance of the preferred shares in the November of 2018 that had an annual interest rate of approximately 1.8%.

Provision for income taxes

Our income tax expenses decreased by approximately RMB 5.0 million, or 61.3%, from approximately RMB 8.1 million for the year ended December 31, 2018 to approximately RMB 3.1 million (USD 0.5 million) for the year ended December 31, 2019. Current income tax decreased by approximately RMB 5.0 million due to the increased taxable income of Shenzhen Yiruan, Shenzhen Yiyun, Shenzhen Yidian and Shenzhen Duodian, which received preferential tax treatment due to their status as High and New Technology Enterprises.

Net income

As a result of the combination of factors discussed above, our net income increased from approximately RMB 89.2 million for the year ended December 31, 2018 to approximately RMB 102.2 million (USD 14.7 million) for the year ended December 31, 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our total revenues increased by approximately RMB 33.2 million, or 17.3%, from approximately RMB 192.0 million for the year ended December 31, 2017 to approximately RMB 225.3 million for the year ended December 31, 2018, due to an increase of approximately RMB 48.2 million in AR advertising revenue, which was partially offset by a decrease of approximately RMB 14.9 million in AR entertainment revenue.

Our AR advertising revenue increased by approximately RMB 48.2 million, or 36.2%, from approximately RMB 133.1 million for the year ended December 31, 2017 to approximately RMB 181.2 million for the year ended December 31, 2018. The increase was primarily attributable to an increase in the number of advertisers who became our customers as a result of more referrals from existing customers who were satisfied with our services. The number of our customers for advertising services increased from 97 for the year ended December 31, 2017 to 121 for the year ended December 31, 2018. Average revenue per customer for advertising services increased from approximately RMB 1.4 million for the year ended December 31, 2017 to approximately RMB 1.5 million for the year ended December 31, 2018, primarily due to the improvement in technologies, which enabled us to embed more contents in the advertisements. The number of paid impressions through our AR advertising increased by 34.7%, from 4.9 billion in 2017 to approximately 6.6 billion 2018 due to an increase in advertisers.

Our AR entertainment revenue decreased by approximately RMB 14.9 million, or 25.3%, from approximately RMB 58.9 million for the year ended December 31, 2017 to approximately RMB 44.0 million for the year ended December 31, 2018. The decrease in AR entertainment revenue was primarily attributable to a decrease in MR software development service fee recognized in the relevant period. In 2018, we planned a major upgrade on software system infrastructure and system coding to update the platform, system and application layers. The upgrade would improve holographic AR simulation and solve certain issues on delay rate, where it would stabilize the software interface with other applications. We intended to continue to upgrade and customize our platform according to customers’ needs and we expected to complete a substantial portion of this upgrade in the third quarter of 2019. We had approximately RMB 19 million of uncompleted contracts and we expected to recognize these revenues in the third quarter of 2019, pending final customers’ acceptance. However, there can be no assurance that we will be successful in completing our upgrade timely, or at all, and fulfilling these contracts and recognizing these revenues within the specific timeframe, if at all.

Cost of Revenues

Total cost of revenues increased by approximately RMB 6.2 million, or 7.9%, from approximately RMB 79.2 million for the year ended December 31, 2017 to approximately RMB 85.4 million for the year ended December 31, 2018.

Our cost of revenues for AR advertising services increased by approximately RMB 15.3 million, or 23.1%, from approximately RMB 66.1 million for the year ended December 31, 2017 to approximately RMB 81.4 million for the year ended December 31, 2018. The increase of cost of revenues in connection with AR advertising was in line with the increase of AR advertising services revenue. However increase in cost of revenues was less than the increase in AR advertising revenue, as we were able to negotiate better cost with our channel providers due to increased sales volume in AR advertising services.

Our cost of revenue for AR entertainment services decreased by approximately RMB 9.0 million, or 69.5%, from approximately RMB 13.0 million for the year ended December 31, 2017 to approximately RMB 4.0 million for the year ended December 31, 2018. The decrease in cost of revenues in connection with AR entertainment services was in line with the decrease in AR entertainment revenue, as we used more our professionals rather than third-party consultants.

Gross Profit

Our gross profit increased by approximately RMB 27.0 million, from approximately RMB 112.8 million for the year ended December 31, 2017 to approximately RMB 139.8 million for the year ended December 31, 2018. The increase was mainly due to the significant increase of AR advertising revenue during the year ended December 31, 2018. For the years ended December 31, 2017 and 2018, our overall gross margin was 58.8% and 62.1%, respectively. The increase in gross margin was due to the increased gross margins of the two segments.

Our gross profit and gross profit margin from our major revenue categories are summarized as follows:

	For the Years ended December 31,		Variance
	2017	2018	Amount/%
	RMB	RMB
AR advertising
Gross profit	66,930,000	99,803,585	32,873,585
Gross margin	50.3%	55.1%	4.8%
AR entertainment
Gross profit	45,919,337	40,053,918	(5,865,419)
Gross margin	77.9%	91.0%	13.1%
Total
Gross profit	112,849,337	139,857,503	27,008,166
Gross margin	58.8%	62.1%	3.3%

Our gross margin for AR advertising services increased from 50.3% for the year ended December 31, 2017 to 55.1% for the year ended December 31, 2018 mainly due to our ability to increase revenue and effectively control our cost for the year ended December 31, 2018.

Our gross margin for AR entertainment increased from 77.9% for the year ended December 31, 2017 to 91.0% for the year ended December 31, 2018, mainly due to an increase in revenues from our SDK payment channel services and mobile games operations, which had higher gross margins.

Operating Expenses

For the year ended December 31, 2018, we incurred approximately RMB 39.1 million in operating expenses, representing an increase of approximately RMB 3.5 million, or 9.9%, from approximately RMB 35.6 million for the year ended December 31, 2017.

Selling expenses were approximately RMB 1.2 million for the years ended December 31, 2017 and 2018, respectively. Selling expenses were mainly salary and benefit expenses for our sales team and related travel expenses. Selling expenses remained fairly stable, representing approximately 0.64% and 0.54% of our total revenues for the years ended December 31, 2017 and 2018, respectively.

General and administrative expenses increased by approximately RMB 5.2 million, or 21.1%, from RMB 24.6 million for the year ended December 31, 2017 to approximately RMB 29.8 million for the year ended December 31, 2018. The increase was mainly due an increase of approximately RMB 2.9 million in professional fees including audit fees and other professional fees in relation to our initial public offering, an increase of approximately RMB 0.8 million in amortization and depreciation expenses, an increase of approximately RMB 0.8 million in salary and benefit expenses attributable to the subsidiaries established during the last quarter of 2017. General and administrative expenses remained fairly consistent, representing approximately 12.8% and 13.2% of our total revenues for the years ended December 31, 2017 and 2018, respectively.

Research and development expenses decreased by approximately RMB 1.7 million, or 17.3%, from approximately RMB 9.7 million for the year ended December 31, 2017 to approximately RMB 8.0 million for the year ended December 31, 2018. The decrease was mainly due to our ability to effectively utilize our R&D capabilities.

Other income (expenses), net

Total other expenses, net were approximately RMB 3.4 million and RMB 3.5 million for the years ended December 31, 2017 and 2018, respectively.

Other income included gain from disposal of our investments. For the year ended December 31, 2018, we sold one of the cost-method investments with basis of RMB 50,000 in 2018 for RMB 350,000, resulting in a gain from disposal of cost-method investment of RMB 300,000. We also disposed one of our subsidiaries for RMB 156,225 in November 2017, resulting in RMB 134,774 of gain from disposal of subsidiary.

Other income also included government subsidies, which increased by approximately RMB 0.6 million in 2018, as we applied and qualified for more government grants for new technology and software.

Finance expenses were mainly amortization of debt discount, and amounted to RMB 4,191,002 and RMB 5,124,715 for the years ended December 31, 2107 and 2018, respectively, which resulted from long-term business acquisition payables.

Provision for income taxes

Our income tax expenses increased by approximately RMB 7.5 million, or 1,429.4%, from approximately RMB 0.5 million for the year ended December 31, 2017 to approximately RMB 8.1 million for the year ended December 31, 2018.

Current income tax increased by approximately RMB 7.6 million due to the increased taxable income of Shenzhen Yiren, Shenzhen Qianhai and Shenzhen Yidian, whose two years of tax exempt status has expired and are now taxed at a reduced income tax rate of 12.5%.

Net income

As a result of the combination of factors discussed above, our net income increased from approximately RMB 73.3 million for the year ended December 31, 2017, to approximately RMB 89.2 million for the year ended December 31, 2018.

Taxation

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties. which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

WiMi HK, our wholly-owned Hong Kong subsidiary, and Micro Beauty, the wholly-owned subsidiary of our VIE, are subject to Hong Kong profits tax at a tax rate of 16.5%. We have not made any provisions for Hong Kong profit tax as there has been no assessable profit derived from or earned in Hong Kong since their respective inceptions. Under Hong Kong tax laws, WiMi HK is exempted from income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

Seychelles

Skystar, a company incorporated in Seychelles, is not subject to tax on income generated outside of Seychelles under the current tax laws, which do not impose withholding tax upon payments of dividends.

PRC

Under the Enterprise Income Tax Laws of the PRC”(the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. Shenzhen Kuxuanyou obtained the HNTE tax status in October 2015, which reduced its statutory income tax rate to 15% from November 2016 to November 2019. Shengzhen Yiruan, Shenzhen Yiyun, Shenzhen Yidian and Shenzhen Duodian were qualified as software companies by the local taxing authority and obtained two years of tax exemption since their respective inception. After their tax exemption period, they can be taxed at a reduced income tax rate of 12.5% for three years. After the initial 5 years, these companies can apply for the reduced rate on a yearly basis. In addition, 75% of R&D expenses of Shenzhen Kuxuanyou are subject to additional deduction from pre-tax income and 50% of R&D expenses of Shenzhen Yiruan are subject to additional deduction from pre-tax income.

Korgas Shengyou, Korgas Wimi, and Korgas 233 were formed and registered in Korgas in Xinjiang Provence, China from 2016 to 2017, and Kashi Duodian was formed and registered in Kashi in Xinjiang Provence, China in 2019. These companies are not subject to income tax for 5 years, and can obtain another two years of tax exempt status and are taxed at reduced income tax rate of 12.5% for three years, due to the local tax policies to attract companies in various industries.

Shenzhen Qianhai and Shenzhen Zhiyun were formed and registered in Qianhai District in Guangdong Provence, China in 2015 and 2019, respectively. These companies are subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

Certain subsidiaries of our VIE were formed and registered in Korgas and Kashi, China. These companies can enjoy tax exemption for 5 years after their respective inceptions, and can be exempted from income tax for another two years and taxed at a reduced income tax rate of 12.5% for three years, after the initial 5 years’ of tax exemption periods.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Basis of Presentation and Principals of Consolidation

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of our company and our subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) and variable interest entities (“VIEs”) over which we exercise control and, when applicable, entities for which we have a controlling financial interest or is the primary beneficiary. All transactions and balances among us and our subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, and deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Goodwill Impairment Testing

We perform annual goodwill impairment analysis as of December 31 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other. This impairment analysis compares the fair values of our reporting units to their related carrying values. If a reporting unit carrying value exceeds its fair value, we then calculate the reporting unit’s implied fair value of goodwill and impairment charges are recorded for any excess of the goodwill carrying value over the implied fair value of goodwill.

The reporting units’ fair values are determined by income approach where projected future cash flows discounted at rates commensurate with the risks involved, (“Discounted Cash Flow” or “DCF” of the income approach). This approach is supplemented by the market approach, (Guideline Company Method) to ensure the typical multiple such as EBITDA was within range of comparable companies.

Assumptions used in a DCF analysis require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on current plans and for years beyond that plan, the estimates are based on assumed growth rates. We believe that our assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in a DCF analysis are based on estimates of the weighted-average cost of capital “WACC”) of a market participant. Such estimates are derived from our analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective and adjusted for our specific risks.

We have four reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2019 according to the level of excess between the reporting’ unit’s fair value and carrying value and we believe that no reporting units are at risk of failing “Step 1” of a goodwill impairment analysis.

Segment	Reporting Unit	Fair Value Exceeds Carrying Value	Net Goodwill as of December 31, 2018	Net Goodwill as of December 31, 2019
			(in RMB thousands)
AR advertising services	AR advertising services unit	148%	137,060	137,060
AR Entertainment	AR application and technology solutions unit	176%	92,990	92,990
AR Entertainment	SDK payment services unit	167%	87,909	87,909
AR Entertainment	MR software unit	174%	33,375	34,121
			351,334	352,080

We also performed sensitivity analysis on revenue growth rates and discount rates which shows there were no signs of impairment if actual revenue dropped to 80% of the forecast or the discount rate increases to 25% from 18.5% for all our reporting units.

Revenue recognition

We adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606) for the year ended December 31, 2019, using the modified retrospective method for contracts that were not completed as of December 31, 2018. The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy our performance obligation.

Prior to 2019, we recognize revenue when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) the ability to collect is reasonably assured. Revenue is presented in the consolidated statements of income and comprehensive income net of sales taxes. We do not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, we limit the amount of revenue recognized to the amounts for which we have the right to bill our customers.

The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way we record our revenue. Upon adoption, we evaluated our revenue recognition policy for all revenue streams within the scope of the ASU under previous standards, using the five-step model under the new guidance, and confirmed that there were no differences in the pattern of revenue recognition.

(i) AR Advertising Services

AR advertisements are the use holographic materials integrated into advertisement on the online media platforms or offline display. Our performance obligation is to identify advertising spaces and embed holographic AR images or videos into films, shows and short form videos that are hosted by online streaming platforms in China. Revenue is recognized at the time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression (“CPM”) or cost per action (“CPA”) for online display and service period for offline display contracts.

We enter into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by us, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions or clicks are delivered while revenue on a CPA basis is recognized once agreed actions are performed or service period is completed.

We consider ourselves as provider of the services as we have control of the specified services and products at any time before they are transferred to the customers, which is evidenced by (1) we are primarily responsible to our customers for products and services offered where the products were designed in house and we have customer services team to directly serve the customers; and (2) we have discretion in establish pricing. Therefore, we act as the principal of these arrangements and report revenue earned and costs incurred related to these transactions on a gross basis.

(ii) AR Entertainment

Our AR entertainment services mainly include three sub categories: SDK payment channel services, software development and mobile games operations and technology developments.

a. SDK Payment Channel Services

Our SDK payment channel services enable game players and app users to make online payments through Alipay, Unipay or Wechat pay, etc., to various online content providers. When game players and app users make payments in the game or app, the SDK payment channel will automatically populate payment services for the users to fulfill payments.

We charge a fee for the payment channel services, the pricing of which is based on the pre-determined rates specified in the contract. Our performance obligation is to facilitate payment services and we recognize SDK payment channel service revenue at the time when a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per transaction basis. We believe that our promise to customer is to facilitate the services of third party, instead of providing the payment services ourselves, as we not have control of the services provided or serve the users directly, and we do not have the discretion in establishing pricing. Therefore, revenue from SDK payment service is recorded on a net basis.

b. MR software development services

Our MR software development service contracts are primarily on a fixed price basis, which require us to perform services for MR application design, content development and integrating based on customers’ specific needs. These services also require significant production and customization. The required customization work period is generally less than one year. We currently do not have any modification of contract and the contracts currently do not have any variable consideration.

The software customization, application design, upgrades and integration are considered as one performance obligation. The promises to transfer software, customization and upgrades are not separately identifiable as the customers do not obtain benefits from these services on its own.

Our MR software development service contracts are generally recognized over time during the contract period as we have no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on our measurement of progress towards completion based on input or output methods. Input methods are used only when there is a direct correlation between hours incurred and the end product delivered, while output method is used when we could appropriately measure the customization progress towards completion. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. We have a long history of developing various MR software, and we believe we can reasonably estimate the progress toward completion on each fixed price customized contracts.

c. Mobile Games Services

We generate revenue from jointly operated mobile game publishing services and the licensed out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, we evaluate agreements with the game developers, distribution channels and payment channels in order to determine whether or not we act as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether our promise to our customers is to provide the products or services, or to facilitate a sale by a third party. The nature of the promise depends on whether we control the products or services prior to transferring it to our customers. Control is evidenced if we are primarily responsible for fulling the provision of services and have discretion in establishing the selling price. When we control the products or services, our promise is to provide and deliver the products and we record the revenues on a gross basis. When we do not control the products, our promise is to facilitate the sale and we record the revenue on a net basis.

—Jointly operated mobile game publishing services

We offer publishing services for mobile games developed by third-party game developers. We act as a distribution channel that publishes the games on our own app or a third-party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. We enter into contracts with third-party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third party payment platforms and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. Our obligation in the publishing services is completed at the time when the game players makes a payment to purchase coins.

With respect to the publishing services arrangements between us and the game developer, we considered that we do not control the services, as (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games are the responsibilities of the third party platforms; (iii) the developers or third party platforms have the right to change the pricing of in-game virtual items. Our responsibilities are publishing, providing payment solutions and market promotion services, and thus we view the game developers as our customers and consider ourselves as the facilitator of the game developers in the arrangements with game players. Accordingly, we record the game publishing service revenue from these games, net of amounts paid to the game developers.

—Licensed out mobile games

We also license third parties to operate our mobile games developed internally through mobile portal and receives revenue based royalty payments from the third-party licensee operators on a monthly basis. Our performance obligation is to provide mobile games to game operators, which enable players of the mobile games to make in game purchases, and we recognize revenue at the time when game players complete the purchases. We record revenues on a net basis, as we do not have the control of the services provided, nor do we have the primary responsibility for fulfillment or the right to change the pricing of the game services.

d. Technology developments

Our technology development contract requires us to design applications based on customers’ specific needs. The duration of the design period usually lasts for approximately 3 months or less. Revenues are generally recognized at a point in time where we have transferred control of the asset upon completion of the design and after the acceptance by our customer with no more future obligation of the design project.

Contract balances

We record receivable related to revenue when we have an unconditional right to invoice and receive payment. Payments received from customers before all of the relevant criteria for revenue recognition are met are recorded as deferred revenues.

Contract costs

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, we have an enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. We reviewed impairment of contract costs on December 31, 2019 and determined that all contract costs were recoverable.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews our receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Intangible assets, net

Our intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements, and technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. We amortize our intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. We typically amortizes our intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017 to 2019 are subject to examination by any applicable tax authorities.

Recent Issued Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this annual report.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2019, we had cash and cash equivalents of approximately RMB 129.0 million (USD 18.5 million). Our working capital was approximately RMB 55.4 million (USD 7.9 million) as of December 31, 2019. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings and capital contributions from our existing shareholders.

We completed our initial public offering in April, 2020 and received net proceeds of approximately USD 23.1 million. We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our VIE and its subsidiaries, we only have access to cash balances or future earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, as amended, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries or VIEs, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from our offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and consolidated VIEs in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from outside China as of December 31, 2019 is (i) approximately RMB 698 million (USD 100 million) under the total investment minus registered capital approach; or (ii) approximately RMB 296 million (USD 42.4 million) under the net asset approach. We are able to use all of the net proceeds from this offering for investment in our PRC operations by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. See “Item 4. Regulation—Loans by Foreign Companies to their PRC Subsidiaries.” We expect the net proceeds from this offering to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiaries and consolidated VIEs will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

The following table summarizes the key components of our cash flows for the years ended December 31, 2017, 2018 and 2019.

	For the Years Ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net cash provided by operating activities	108,057,941	99,452,205	143,955,544	20,635,238
Net cash used in investing activities	(118,364,263)	(98,597,356)	(126,479,892)	(18,130,198)
Net cash (used in)/provided by financing activities	(3,800,000)	137,493,993	(40,974,000)	(5,873,398)
Effect of exchange rate change on cash and cash equivalents	(234,124)	937,466	599,384	85,917
Net change in cash and cash equivalents	(14,340,446)	139,286,308	(22,898,964)	(3,282,411)
Cash and cash equivalents, beginning of year	27,002,080	12,661,634	151,947,942	21,780,904
cash and cash equivalents, end of year	12,661,634	151,947,942	129,048,978	18,498,463

Operating activities

Net cash provided by operating activities was approximately RMB 144.0 million (USD 20.6 million) for the year ended December 31, 2019, as compared to approximately RMB 99.5 million for the year ended December 31, 2018 and approximately RMB 108.1 million for the year ended December 31, 2017.

Net cash provided by operating activities for the year ended December 31, 2019 was primarily attributable to net income of approximately RMB 102.2 million (USD 14.7 million) with non-cash depreciation and amortization expenses of approximately RMB 13.9 million (USD 2.0 million), provision for doubtful accounts of approximately RMB 1.6 million (USD 0.2 million) and amortization of debt discount of RMB 11.5 million (USD 1.7 million), which was partially offset by deferred tax benefits of approximately RMB 1.5 million (USD 0.2 million). Cash inflow was also attributable to (i) the collection of accounts receivable of approximately RMB 9.1 million (USD 1.3 million), (ii) the decrease of RMB 5.3 million (USD 0.8 million) in contract costs as we recognized some of the costs incurred for revenue that had not met recognition criteria, (iii) the increase of approximately RMB 5.7 million (USD 0.8 million) in accounts payable, (iv) the increase of approximately RMB 0.3 million (USD 46,000) in deferred revenues, and (v) the increase of other payables and accrued liabilities of approximately RMB 0.4 million (USD 64,000). Cash inflow was partially offset by (i) the increase of prepayments of approximately RMB 3.1 million (USD 0.4 million), as we had to make more advances to secure advertising channels for advertising in short form mobile video streaming market, (ii) the increase of approximately RMB 0.4 million (USD 58,000) in prepaid expenses and deposits, and (iii) the increase of approximately RMB 1.1 million (USD 0.2 million) in taxes payable as we made more tax payments in 2019.

Net cash provided by operating activities was approximately RMB 99.5 million for the year ended December 31, 2018. Net cash provided by operating activities for the year ended December 31, 2018 was primarily attributable to net income of approximately RMB 89.2 million with non-cash depreciation and amortization expense of approximately RMB 13.5 million and amortization of debt discount of RMB 5.1 million, which was partially offset by non-cash deferred tax benefits of RMB 1.5 million. The cash inflow was also attributable to (i) the increase of approximately RMB 7.7 million in accounts payable, and (ii) the increase of taxes payable of approximately RMB 8.1 million due to more income tax and VAT incurred as a result of increase in revenues and expiration of tax exempt status for some of our subsidiaries. Cash inflow was offset by (i) the increase of approximately RMB 11.3 million in account receivable, as we expanded our operations by providing more credit sales, (ii) the increase of approximately RMB 2.3 million in prepaid expenses and other current assets, and (iii) the increase of approximately RMB 8.4 million in contract costs.

Net cash provided by operating activities was approximately RMB 108.1 million for the year ended December 31, 2017. Net cash provided by operating activities for the year ended December 31, 2017 was primarily attributable to net income of approximately RMB 73.3 million with non-cash depreciation and amortization expense of approximately RMB 12.8 million and amortization of debt discount of RMB 4.2 million, which was partially offset by recovery of doubtful accounts of approximately RMB 0.1 million and deferred tax benefits of RMB 1.5 million. Cash inflow was also attributable to (i) the increase of approximately RMB 5.0 million in prepaid expenses and other current assets, the increase of approximately RMB 17.1 million in accounts payable, and (ii) the increase of approximately RMB 2.9 million in taxes payable. The cash inflow was partially offset by (i) the increase of approximately RMB 2.2 million in accounts receivable, which was consistent with our revenue increase, and (ii) the increase of contract costs of RMB 3.2 million, which were costs incurred for revenues that have not met recognition criteria.

Investing activities

Net cash used in investing activities was approximately RMB 126.5 million (USD 18.1 million) for the year ended December 31, 2019, compared to net cash used in investing activities of approximately RMB 98.6 million for the year ended December 31, 2018 and approximately RMB 118.4 million for the year ended December 31, 2017.

Cash used in investing activities for the year ended December 31, 2019 was mainly due to payments for cost method investments of approximately RMB 3.9 million (USD 0.6 million), the repayments for the business acquisition payables to the related parties of approximately RMB 122.4 million (USD 17.6 million), and purchases of property, plant and equipment of approximately RMB 0.2 million (USD 28,000).

Cash used in investing activities for the year ended December 31, 2018 was mainly due to the repayments of business acquisition payables to former shareholders of Skystar, Shenzhen Kuxuanyou, Shenzhen Yidian and Shenzhen Yitian in the amount of RMB 98.9 million and purchases of property, plant and equipment of approximately RMB 47,000.

Cash used in investing activities for the year ended December 31, 2017 was mainly due to the net payment for the Skystar acquisition of approximately RMB 18.0 million, repayments of business acquisition payables to related parties in the amount of RMB 98.7 million and purchases of property, plant and equipment of approximately RMB 2.0 million. The cash outflow was partially offset by the proceeds from sale of cost method investment of approximately RMB 0.1 million and cash acquired from acquisition in the amount of approximately RMB 0.2 million.

Financing activities

Cash used in financing activities was approximately RMB 41.0 million (USD 5.9 million) for the year ended December 31, 2019, compared with cash provided by financing activities of approximately RMB 137.5 million for the year ended December 31, 2018 and cash used in financing activities of approximately RMB 3.8 million for the year ended December 31, 2017.

For the year ended December 31, 2019, cash used in financing activities was mainly the repayment of approximately RMB 125.3 million (USD 18.0 million) to Jie Zhao, our Chairman, for loans we made from 2016 to 2018, and the repayment of RMB 4.2 million (USD 0.6 million) to Enweiliangzi Investment Co. (which is under common control of Jie Zhao). Cash provided by financing activities for the year ended December 31, 2019 was due to the additional loans we received Jie Zhao in the amount of RMB 13.0 million (USD 1.9 million). The loans are free of interest and collateral, and are due in 2020 and 2021. We also borrowed loans from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in the amount of RMB 75.5 million (USD 10.8 million), which has an annual interest rate of 7% and is due in 2020 and 2021.

For the year ended December 31, 2018, cash provided by financing activities was mainly due to proceeds from issuance of Series A convertible preferred shares of approximately RMB 137.7 million and proceeds from related party loans of approximately RMB 14.6 million, consisting of approximately RMB 10.4 million from Jie Zhao and approximately RMB 4.2 million from Enweiliangzi Investment Co. (which is under common control of Jie Zhao) for cash flow purpose. The loans are free of interest and collateral, and are due in 2020 and 2021. The inflow of cash flow was offset by our repayment to Jie Zhao of approximately RMB 14.8 million.

For the year ended December 31, 2017, cash used in financing activities was mainly repayment of RMB 33.8 million to Jie Zhao, our Chairman from a loan we made in 2016. The loans are free of interest and collateral and are due in 2021. Cash provided by financing activities for the year ended December 31, 2017 was mainly due to the capital contribution from our shareholders in the amount of RMB 30.0 million.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Contractual Obligations

As of December 31, 2019, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total RMB	Less than 1 year	1 - 2 years	3 - 5 years	Thereafter
Contractual obligations
Operating leases obligations	4,117,685	2,478,329	1,639,356	—	—
Loans—related parties	87,025,789	70,987,603	16,038,186	—	—
Total	91,143,474	73,465,932	17,677,542	—	—

Holding Company Structure

WiMi Cayman is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our VIE and its subsidiaries in China. As a result, WiMi Cayman’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary, our VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB9.7 million, RMB8.0 million, and RMB18.4 million (USD2.6 million) for the years ended December 31, 2017, 2018, and 2019, respectively.

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. For details of our intellectual property portfolio, please refer to Item 4 B. Business Overview—Intellectual Property”.

D.	TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition that is material to investors. In particular, we (i) have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity; (ii) have not entered into any derivative contracts that are both indexed to our own stock and classified in stockholders’ equity, or not reflected in our statement of financial position; and (iii) do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into twenty non-cancellable operating lease agreements for office spaces. Our commitment for minimum lease payments under these operating leases as of December 31, 2019, for the next five years is as follow:

	Minimum lease payment
Twelve months ending December 31,	RMB	USD
2020	2,478,329	355,255
2021	1,639,356	234,993
Thereafter	—	—
Total minimum payments	4,117,685	590,248

G.	SAFE HARBOR

See the section headed “Forward-looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jie Zhao	44	Chairman
Fanhua Meng	45	Chief Executive Officer and Director
Hongtao Zhao	44	Independent Director
Yuanyuan Liu	37	Independent Director
Yanghua Yang	32	Chief Financial Officer
Chengwei Yi	44	Chief Technology Officer and Director
Shuo Shi	38	Chief Operating Officer
David Diamond	70	Independent Director
Michael W. Harlan	59	Independent Director

Jie Zhao, founder of our company, has been serving as the Chairman of our board of directors since November 2018 and has also been serving as the Chairman of board of directors of our VIE, Beijing WiMi, since its founding in July 2015. He has more than 10 years of experience in company management. From February 2008 to May 2015, Mr. Zhao served as Director of Xiamen Xiangtong Animation Co., Ltd., a mobile animation company in China. Mr. Zhao served as Director of Shenzhen WeiXun YiTong Technology Co., Ltd., a mobile internet company in China from December 2004 to December 2012. Previously, Mr. Zhao served as a software developer of AsiaInfo Beijing Co., Ltd., a company specializing in computer system in China, from October 2002 to December 2004. Mr. Zhao received a bachelor’s degree from Wuhan University of Technology in China and a master’s degree from Tsinghua University in China.

Fanhua Meng has been serving as our Chief Executive Officer and General Manager since August 2018 and has also been serving as General Manager of our VIE, Beijing WiMi, since October 2015. He has more than 10 years of experience in company management and platform operation and management. From November 2012 to May 2015, Mr. Meng served as General Manager of Beijing Tonglian Tiandi Technology Co., Ltd., a mobile internet company in China. Mr. Meng served as General Manager of Beijing Zhangxing Infinite Technology Co., Ltd., a cellphone application and gaming company in China from August 2007 to September 2012. Previously, Mr. Meng served as Vice General Manager of Shanghai Lingdian Software Co., Ltd., a software company in China, from April 2003 to June 2007. In addition, Mr. Meng worked for Tianjin New Century Machinery Manufacture Co., Ltd. in China between September 1997 and July 2000. Mr. Meng received a bachelor’s degree from Dongbei University in China, an MBA degree from Nankai University and an EMBA degree from China Europe International Business School in China.

Hongtao Zhao has been serving as our independent director since May 2019. Mr. Zhao has served as Vice General Manager at Ping An Caizhi Investment Management Co., Ltd, an investment management firm in China, since April 2017. Mr. Zhao has more than 17 years of experience in capital management. He served as Investment Director of Zhongxin Rongchuang Capital Management Co., Ltd., an asset management firm in China, from April 2015 to April 2017. He served as Vice President of Beijing Grain Group Industrial Fund, an investment fund in China, from July 2012 to April 2015. From January 2009 to May 2012, Mr. Zhao served as Senior Manager of Beijing Dagong International Credit Evaluation Co., Ltd., a credit evaluation institution in China. Mr. Zhao received a bachelor’s degree from Ningxia University in China and a master’s degree from Peking University in China.

Yuanyuan Liu has been serving as our independent director since May 2019. Ms. Liu has served as Executive Director of Hangzhou Youxiang Investment Management Co., Ltd., an investment management firm in China, since October 2017. Ms. Liu served as Deputy Secretary General of Equity Investment Committee in Shengshijing Asset Management Group Co., Ltd., an asset management firm in China, from November 2014 to September 2017. From August 2013 to November 2014, Ms. Liu worked for Beijing Jingtian & Gongcheng Law Firm in China. From April 2010 to August 2013, Ms. Liu worked for Beijing Kangda Law Firm in China. She received a bachelor’s degree from Qufu Normal University in China and a master’s degree from Renmin University in China.

Yanghua Yang has served as our Chief Financial Officer since September 2018 and has also served as Chief Financial Officer of our VIE, Beijing WiMi, since January 2018. From April 2015 to December 2017, Mr. Yang served as Vice General Manager of Beijing Tianhou Dide Investment Management LLP, a venture capital firm in China. Previously, Mr. Yang served as project manager at BDO USA, LLP in China from July 2013 to April 2015. Mr. Yang received a bachelor’s degree from Hainan University in China in 2013.

Chengwei Yi has been serving as our Chief Technology Officer and as a director since September 2018 and has also been serving as Technology Director of our VIE, Beijing WiMi, since August 2015. Mr. Yi has been serving as General Manager of Shenzhen Yitian Internet Co., Ltd., a mobile internet company in China, since September 2014. He has 16 years of experience in the internet and mobile internet industry and has engaged in mobile value-added services, mobile internet advertising, mobile games, mobile applications and other businesses focusing on product development, operation and promotion. He received a bachelor’s degree from Shenyang University of Technology. Mr. Yi is also an EMBA candidate from China Europe International Business School.

Shuo Shi has been serving as our Chief Operating Officer since September 2018 and has also been serving as Vice General Manager of our VIE, Beijing WiMi, since February 2017. He has more than 10 years of experience in sales marketing, internet management and culture media. From February 2014 to December 2016, Mr. Shi served as Secretary-General of Shenzhen Three-Dimension Film Association, an association specializing in 3D film making in China. Previously, Mr. Shi served as Vice General Manager in Shenzhen Stereoscopic Internet Culture Media Company, a culture media company in China, from November 2011 to February 2014. Mr. Shi received a bachelor’s degree from Renmin University in China in 2006.

David Diamond, has been serving as our independent director since April 7, 2020. He has been serving as the head of National Life Sciences and Technology Practice of Mayer Hoffman McCann P.C., an accounting firm, since 2005. From January 2005 to December 2018, Mr. Diamond served as a partner of Mayer Hoffman McCann P.C. and has more than 30 years of experience in the accounting industry. Mr. Diamond previously served as a member of the board of directors of Kreston International and San Diego Venture Group. Mr. Diamond received a bachelor’s degree from University of the Witwatersrand. Due to his extensive accounting experience, we believe Mr. Diamond’s is well qualified to serve as a Director.

Michael W. Harlan, has been serving as our independent director since April 7, 2020. He has been serving as a member of the board of directors of Brewer Crane Holdings, LLC, a construction services company, since July 2018. Mr. Harlan has also served as the Chairman and Chief Executive Officer of TruHorizon Environmental Solutions, an environmental solutions company, since September 2013. Moreover, Mr. Harlan has served as President of Harlan Capital Advisors, LLC, a business consulting firm, since September 2011. In addition, Mr. Harlan has served as a member of the board of directors of Waste Connection, Inc. (NYSE: WCN), a publicly-traded solid waste management firm, since its founding in 1997. From June 2015 to February 2017, Mr. Harlan served as a member of the board of directors of Yulong Eco-Materials Limited (NASDAQ: YECO), a manufacturer of eco-friendly building products in China. Mr. Harlan served as a member of the board of directors of Travis Trailer and Body, Inc. a leading manufacturer of specialized trailers used in the construction, environmental services, agriculture and energy industries, from August 2013 to September 2016. From May 2007 to August 2011, Mr. Harlan served as President and Chief Executive Officer of U.S. Concrete, Inc. (NASDAQ: USCR). Mr. Harlan also served as Executive Vice President and Chief Operating Officer of U.S. Concrete, Inc. from November 2004 to May 2007. Mr. Harlan received a bachelor’s degree from University of Mississippi. Due to his extensive operational experience in the public companies, we believe Mr. Harlan’s is well qualified to serve as a Director.

B.	COMPENSATION

Compensation

In 2019, we paid an aggregate cash compensation of approximately RMB569,970 (US$81,702 ) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for an unspecified time period, which can be terminated upon both parties’ agreement or by law. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and within one year after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers.

C.	BOARD PRACTICES

Our board of directors consists of seven directors, including four independent directors, Hongtao Zhao and Yuanyuan Liu, David Diamond, and Michael W. Harlan. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors, an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of three members, and is chaired by David Diamond. We have determined that David Diamond, Hongtao Zhao and Yuanyuan Liu satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that David Diamond qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of two members, and is chaired by Hongtao Zhao. We have determined that Hongtao Zhao and Yuanyuan Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters;

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

●	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of two members, and is chaired by Hongtao Zhao. We have determined that Hongtao Zhao and Yuanyuan Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our second amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of an equality of votes, the chairman of our board of directors has a second or casting vote.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors and may be removed by our board of directors. Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our post offering amended and restated memorandum and articles of association.

D.	EMPLOYEES

We had 115, 122 and 147 full-time employees, respectively, as of December 31, 2017, 2018, and 2019. As of the date of this annual report, all of our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2019:

Function	Number of full-time employees
Research and Development	81
Business and Marketing	42
Administrative, Human Resources and Finance	24
Total	147

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions monthly to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.	SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 1% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 118,111,133 ordinary shares outstanding as of the date of this report, consisting of 20,115,570 Class A ordinary shares and 97,995,563 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%	Number	%	%***
Directors and Executive Officers:†
Jie Zhao(1)	20,115,570	100.0%	45,936,340	46.9%	82.6%
Fanhua Meng(2)	—		1,000,000	1.0%	*
Chengwei Yi	—	—	—	—	—
Shuo Shi	—	—	—	—	—
Yanghua Yang	—	—	—	—	—
Hongtao Zhao	—	—	—	—	—
Yuanyuan Liu	—	—	—	—	—
All directors and officers as a group:	20,115,570	100.0%	46,936,340	47.9%	82.6%
Principal Shareholders:
Vital Success Global Ltd.(3)	—	—	30,936,330	31.6%	10.3%
Wonderful Seed Ltd.(4)	—	—	15,000,010	15.3%	5.0%
Sensefuture Holding Limited(5)	—	—	10,460,480	10.7%	3.5%
Sensebright Holding Limited(5)	—	—	748,450	*	*
Asean China Investment Fund IV L.P.(6)	—	—	7,176,841	7.3%	2.4%
Asean China Investment Fund (US) IV L.P.(7)	—	—	1,434,292	1.5%	0.5%
Guosheng Holdings Limited(8)	—	—	18,000,000	18.4%	6.0%
Kingsoway Group (HK) Limited(9)	—	—	1,496,910	1.5%	0.5%

Notes:

*	Less than 1% of our total outstanding shares.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 118,111,133 , being the number of ordinary shares outstanding (consisting of 20,115,570 Class A ordinary shares and 97,995,563 Class B ordinary shares) as of the date of this annual report on an as-converted basis.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The business address of our directors and executive officers is No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People’s Republic of China, 100020.

(1)	The number of ordinary shares beneficially owned represents 20,115,570 Class A ordinary shares held by Wimi Jack Holdings Ltd., 30,936,330 Class B ordinary shares held by Vital Success Global Ltd. and 15,000,010 Class B ordinary shares held by Wonderful Seed Limited. Both Vital Success Global Limited and Wonderful Seed Limited are ultimately controlled by Zhao—Vital Success Personal Trust and Zhao—Wonderful Seed Personal Trust, respectively. Jie Zhao is the settlor of Zhao—Vital Success Personal Trust, and the settlor and the sole beneficiary of Zhao—Wonderful Seed Personal Trust. Jie Zhao exercises voting and dispositive power of the securities held by Wimi Jack Holdings Ltd., Vital Success Global Ltd. and Wonderful Seed Limited.

(2)	The number of Class B ordinary shares beneficially owned represents 1,000,000 Class B ordinary shares held by Wimi Holdings Ltd. Fanhua Meng exercises voting and dispositive power of the Class B ordinary shares held by Wimi Holdings Ltd.

(3)	Jie Zhao exercises voting and dispositive power of the securities held by such entity. Jie Zhao has appointed Zhao-Virtual Zone Trust as the beneficiary of the trust.

(4)	Jie Zhao exercises voting and dispositive power of the securities held by such entity.

(5)	Minwen Wu exercises voting and dispositive power over the shares held by such entities.

(6)	Represents 7,176,841 shares of Class B ordinary shares. Based on the information provided to the Company, the general partner of such entity is ACIF GP Ltd.

(7)	Represents 1,434,292 shares of Class B ordinary shares. Based on the information provided to the Company, the general partner of such entity is UOB Capital Partners LLC.

(8)	Xinyu Fu exercises voting and dispositive power over the shares held by such entity.

(9)	Mengjuan Liu exercises voting and dispositive power over the shares held by such entity.

As of the date of this annual report, 9,500,000 of our Class B ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 8.0% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees —6.E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Transactions with Related Parties

a) Loans—related party

We received loans from our major shareholder, Jie Zhao, in the amount of RMB 161,800,000 in 2016, RMB 3,950,000 in 2018 and RMB 13,000,000 (USD 1,863,479) in 2019. We repaid parts of such loans in the amount of RMB 33,800,000 in 2017, RMB 14,826,000 in 2018 and RMB 125,274,000 (USD 17,957,341) in 2019. We also borrowed USD 952,500 (RMB 6,431,993) in 2018 from Jie Zhao. We borrowed RMB 4,200,000 from Enweiliangzi Investment Co. (which is under common control of Jie Zhao) in 2018 and repaid the full balance in 2019. The loans are interest and collateral free, and are due in 2020 and 2021. We borrowed RMB 75,500,000 (USD 10,822,510) from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. The loan has an annual interest rate of 7% and is due in 2020 and 2021. During the year ended December 31, 2019, interest expenses related to this loan, included in finance expenses, amounted to RMB 290,208 (USD 41,600).

Name of Related Party	Relationship	Nature	December 31, 2018	December 31, 2019	December 31, 2019
			RMB	RMB	USD
Jie Zhao	Chairman of Wimi Cayman	Loan	117,124,000	4,850,000	695,221
Jie Zhao*	Chairman of Wimi Cayman	Loan	6,431,993	6,675,789	956,938
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	—	75,500,000	10,822,510
Enweiliangzi Investment Co.	Under common control of Jie Zhao	Loan	4,200,000	—	—
Total:			127,755,993	87,025,789	12,474,669
Current portion of shareholder loan			—	70,987,603	10,175,683
Shareholder loan—non-current			127,755,993	16,038,186	2,298,986

b) Other payables—related party

Name of Related Party	Relationship	Nature	December 31, 2018	December 31, 2019	December 31, 2019
			RMB	RMB	USD
Beijing Tianhoudide Investment Management, LLP	Under the common control of Jie Zhao	Business expense payable	1,065	—	—

c) Business acquisition payables—related parties

Business acquisition payables resulted from the Beijing WiMi’s acquisitions of Shenzhen Kuxuanyou Technology Co., Ltd., Shenzhen Yitian Internet Technology Co., Ltd., Shenzhen Yidian Network Technology Co., Ltd., in 2015 and Micro Beauty’s acquisition of Skystar in 2017.

Name of related party	Relationship	December 31, 2018	December 31, 2019	December 31, 2019
		RMB	RMB	USD
Xie Jinlong	Former shareholder of Shenzhen Kuxuanyou(a) and its current General Manager	20,139,056	—	—
Yi Chengwei	Former shareholder Shenshen Yitian and(b) CTO of Wimi Cayman	50,828,374	—	—
Meng Xiaojuan	Former shareholder and legal representative of Shenzhen Yidian(c)	15,485,681	—	—
Gao Zhixia	Former shareholder and legal representative of Skystar(d)	24,436,303	—	—
Total:		110,889,414	—	—
Current portion of business acquisition payable		(34,086)	—	—
Business acquisition payable non-current		110,855,328	—	—

(a)	Beijing WiMi acquired Shenzhen Kuxuanyou, in 2015 to acquire 100% of the capital stock of Shenzhen Kuxuanyou for an aggregate consideration of RMB 113 million (approximately USD 17.2 million) to be made over six years. Jinlong Xie became a related party to the Company after the acquisition. Beijing WiMi paid RMB 23,000,000 in 2017, RMB 23,120,000 in 2018 and RMB 22,480,000 in 2019. As of December 31, 2019, the total business acquisition payable was paid off.

(b)	Beijing WiMi acquired Shenzhen Yitian in 2015 to acquire 100% of the capital stock of Shenzhen Yitian for an aggregate consideration of RMB 192.0 million (approximately USD 28 million) to be made over six years. Yi Chengwei became a related party to the Company after the acquisition. Beijing WiMi paid RMB 25,700,000 in 2017, RMB 33,720,000 in 2018 and RMB 56,680,000 in 2019. As of December 31, 2019, the total business acquisition payable was paid off.

(c)	Beijing WiMi acquired Shenzhen Yidian in 2015 to acquire 100% of the capital stock of Shenzhen Yidian for an aggregate consideration of RMB 168.0 million (approximately USD 24.5 million) to be made over six years. Meng Xiaojuan became a related party to the Company after the acquisition. Beijing WiMi paid RMB 50,000,000 in 2017, RMB 29,350,000 in 2018 and RMB 17,050,000 in 2019. As of December 31, 2019, the total business acquisition payable was paid off.

(d)	Gao Zhixia became a related party to the Company after the acquisition of Skystar in 2017. The Company paid RMB 17,967,355 in 2017, RMB 12,710,784 in 2018 and RMB 26,805,592 (USD 3,842,435) in 2019. As of December 31, 2019, the total business acquisition payable was paid off.

The amount of business acquisition payable reported in the consolidated balance sheets at carrying value, which approximates fair value as the rate of amortization of investment payment discount used were similar to interest rate charged by the bank in the PRC. Debt discount, net of accumulated amortization, totaled RMB 11,995,672 and nil as of December 31, 2018 and 2019, respectively, are recognized as a reduction of business acquisition payable. Amortization expense related to the debt discount, included in finance expenses, was RMB 4,191,002, RMB 5,124,715 and RMB 11,544,479 (USD 1,654,838) for the years ended December 31, 2017, 2018 and 2019, respectively.

Contractual Arrangements

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

We are currently not a party to any legal, arbitration, or administrative proceedings that our management believes could have a material adverse effect on our business, financial position or results of operations. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business or otherwise. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Information

We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class B ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class B ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class B ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—3.D. Risk Factors—Risk Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ADSs have been listed on the Nasdaq Global Market since April 1, 2020 under the symbol “WIMI.” Each ADS represents two Class B ordinary shares, US$0.0001 per share. As of the date of this annual report, no significant trading suspensions had occurred.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our second amended and restated memorandum and articles of association, as amended from time to time and the Companies Law of the Cayman Islands and the common law of the Cayman Islands.

We incorporate by reference into this annual report our second amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-232392) filed with the Securities and Exchange Commission on July 24, 2019. Our shareholders adopted our second amended and restated memorandum and articles of association by a special resolution on July 24, 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class B ordinary shares.

C.	MATERIAL CONTRACTS

Other than transactions and contracts that are described under Item 7 “Major Shareholders and Related Party Transactions”, we have not entered into any material contracts outside the ordinary course of our business within the two years immediately preceding the date of this annual report.

D.	EXCHANGE CONTROLS

Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Dividend Distributions.”

E.	TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or Class B ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ADSs or Class B ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or Class B ordinary shares, nor will gains derived from the disposal of our ADSs or Class B ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and amended on February 24, 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class B ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class B ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

U.S. Federal Income Taxation

The following are the material U.S. federal income tax consequences to the U.S. Holders (as defined below) of owning and disposing of the ADSs or Class B ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or Class B ordinary shares.

This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or Class B ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ADSs or Class B ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners;

●	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own ADSs or Class B ordinary shares representing 10% or more of our voting power or value; or

●	persons holding ADSs or Class B ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class B ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class B ordinary shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class B ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a beneficial owner of the ADSs or Class B ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

In general, a U.S. Holder who owns American depositary shares should be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class B ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a “pre-release”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the favorable rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class B ordinary shares in their particular circumstances.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the Class B ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a PFIC, for any taxable year.

Taxation of Distributions

Distributions paid on the ADSs or Class B ordinary shares, other than certain pro rata distributions of ADSs or Class B ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation”, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class B ordinary shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class B ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class B ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class B ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation” gains on the sale of ADSs or Class B ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with our VIE is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, VIE or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class B ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class B ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class B ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class B ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Market, where the ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders will not be able to make a mark-to-market election with respect to our Class B ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class B ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class B ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Class B ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class B ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

HOLDERS OF OUR COMPANY’S ADSS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement By Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-232392), as amended, to register our Class B ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-232665), as amended, to register the ADSs representing our Class B ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development.

Liquidity Risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the RMB, we have one operating entity’s functional currency is HK dollar and two operating entities’ functional currency is USD. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among HK dollar, USD and RMB. If the RMB appreciates against the HK dollar and USD, the value of our HKD or USD revenues, earnings and assets as expressed in our RMB financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

None

B.	Warrants and Rights

None

C.	Other Securities

None

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of up to U.S.$0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement;

●	an aggregate fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

●	stock transfer or other taxes and other governmental charges;

●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

Fees and Other Payments Made by the Depositary to Us

In 2019, we did not receive any payment from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to the Instruments Defining the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities

None.

C.	Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities

Not applicable.

D.	Change of Trustees or Paying Agents for any Registered Securities

Not applicable.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-232392) in relation to our initial public offering, which was declared effective by the SEC on March 31, 2020. In April 2020, we completed our initial public offering, in which we issued and sold an aggregate of 4,750,000 ADSs, representing 9,500,000 Class B ordinary shares. The net proceeds we received from the initial public offering were US$23.1 million. The Benchmark Company, LLC, Valuable Capital Limited, Maxim Group LLC, and China Merchants Securities (HK) Co., Limited act as the representatives of the underwriters for our initial public offering.

We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation report of the registered public accounting firm

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Internal Control of Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP and SEC reporting knowledge for the purpose of financial reporting as well as the lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address the material weakness that has been identified, including: (i) streamline our accounting department structure and enhance our staff’s U.S. GAAP expertise on a continuous basis; (2) hire a new reporting manager who has sufficient expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (3) make an overall assessment on the current finance and accounting resources and have plans to hire new finance team members with U.S. GAAP qualification in order to strengthen our U.S. GAAP reporting framework; (4) participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (5) provide internal training to our current accounting team on US GAAP knowledge. We are also in the process of completing a systematic accounting manual for US GAAP and financial closing process.

Changes in internal control over financial reporting

Changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described in the above section.

ITEM 16A.	AUDIT AND RISK MANAGEMENT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that David Diamond, an independent director and the chairman of our audit committee, qualifies as an audit committee financial expert within the meaning of SEC rules and possesses financial sophistication under the standards set forth under Rule 5605(c) of the NASDAQ Marketplace Rules. Our board of directors has also determined that Mr. David Diamond satisfies the “independence” requirement of Rule 10A-3 under the Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to all of our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer and senior financial officers. The code of ethics is filed as Exhibit 11.1 to this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Friedman LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Audit Fees	Audit-Related Fees
	US$	US$
2018	160,000	22,500
2019	340,000	45,000

Audit fees represent the aggregate fees billed for professional services rendered by Friedman LLP for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related fees represent the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT AND RISK MANAGEMENT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

2.2	Registrant’s Specimen Certificate for Class B ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

2.4*	Description of Registrant’s Securities

4.1	English translation of the Employment Agreement between Fanhua Meng and Shenzhen Yidian (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.2	English translation of the Employment Agreement between Chengwei Yi and Shenzhen Yitian (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.3	English translation of the Employment Agreement between Shuo Shi and Shenzhen Yidian (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.4	English translation of the Employment Agreement between Yanghua Yang and Shenzhen Duodian (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.5	English translation of the Loan Agreement between Jie Zhao and Micro Beauty Lightspeed Investment Management HK Limited dated October 5, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.6	English translation of the Loan Agreement between Enweiliangzi Investment Co. and Beijing WiMi Hologram Cloud Software Co., Ltd. dated September 9, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.7	English translation of the Loan Agreement between Jie Zhao and the Registrant dated September 11, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.8	English translation of the Agreement by and among Jie Zhao, Guangzikeda Investment Co. and Beijing WiMi Hologram Cloud Software Co., Ltd. dated April 11, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.9	English translation of the Agreement by and among Jie Zhao, Enkemeida Investment Co. and Micro Beauty Lightspeed Investment Management (Beijing) Limited dated November 2, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.10	English translation of the Loan Agreement between Jie Zhao and Enkemeida Investment Co. dated November 2, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.11	English translation of the Loan Agreement between Jie Zhao and Guangzikeda Investment Co. dated April 11, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.12	Share Purchase Agreement by and among the Registrant, WiMi Hologram Cloud Limited, Beijing Hologram WiMi Cloud Internet Technology Co., Ltd., Jie Zhao, and certain other purchasers named therein dated October 26, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.13	Shareholders Agreement by and among the Registrant, WiMi Hologram Cloud Limited, Beijing Hologram WiMi Cloud Network Technology Co., Ltd., Beijing Wimi Cloud Software Co., Ltd, Jie Zhao, and certain other shareholders named therein dated October 26, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.14	English translation of Equity Interest Pledge Agreement among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi dated November 6, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.15	English translation of Exclusive Share Purchase Option Agreement among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi dated November 6, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.16	English translation of Exclusive Asset Purchase Agreement among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi dated November 6, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.17	English translation of Exclusive Business Cooperation Agreement between Hologram WiMi and Beijing WiMi dated November 6, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.18	English translation of Form of Power of Attorney by Hologram WiMi and shareholders of Beijing WiMi dated November 6, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.19	English translation of Form of Spousal Consents dated November 6, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.20	English translation of the Loan Agreement between Jie Zhao and Beijing WiMi dated November 2, 2016 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

8.1*	Principal Subsidiaries and VIE of the Registrant

11.1	Code of Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WiMi Hologram Cloud Inc.

By:	/s/ Fanhua Meng
	Name:	Fanhua Meng
	Title:	Chief Executive Officer

Date: April 29, 2020

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Wimi Hologram Cloud Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wimi Hologram Cloud Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

April 29, 2020

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	151,947,942	129,048,978	18,498,463
Accounts receivable, net	46,762,067	36,122,170	5,177,915
Prepaid expenses and other current assets	2,981,436	6,076,474	871,029
Contract costs	11,603,985	6,263,818	897,884
Total current assets	213,295,430	177,511,440	25,445,291

PROPERTY AND EQUIPMENT, NET	1,263,869	769,468	110,299

OTHER ASSETS
Cost method investments	500,000	4,350,000	623,549
Prepaid expenses and deposits	844,961	1,248,473	178,962
Intangible assets, net	40,245,145	27,539,298	3,947,607
Goodwill	351,334,021	352,079,834	50,468,713
Total non-current assets	392,924,127	385,217,605	55,218,831

Total assets	607,483,426	563,498,513	80,774,421

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	33,033,855	38,695,724	5,546,821
Deferred revenues	586,923	503,576	72,185
Other payables and accrued liabilities	1,428,770	2,280,346	326,875
Other payables - related party	1,065	-	-
Current portion of business acquisition payable - related parties	34,086	-	-
Current portion of shareholder loans	-	70,987,603	10,175,683
Taxes payable	10,733,539	9,660,882	1,384,834
Total current liabilities	45,818,238	122,128,131	17,506,398

OTHER LIABILITIES
Business acquisition payable - related parties	110,855,328	-	-
Non-current shareholder loans	127,755,993	16,038,186	2,298,986
Deferred tax liabilities, net	4,132,398	2,617,179	375,158
Total other liabilities	242,743,719	18,655,365	2,674,144

Total liabilities	288,561,957	140,783,496	20,180,542

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares, USD 0.0001 par value, 12,916,700 shares authorized, 8,611,133 shares issued and outstanding as of December 31, 2018 and 2019	5,910	5,910	861
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2018 and 2019	13,095	13,095	2,011
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 79,884,430 shares issued and outstanding as of December 31, 2018 and 2019	52,005	52,005	7,988
Additional paid-in capital	168,166,990	168,166,990	24,105,815
Retained earnings	129,526,973	229,177,894	32,851,394
Statutory reserves	19,647,831	22,201,382	3,182,446
Accumulated other comprehensive income	1,508,665	3,097,741	443,364
Total shareholders’ equity	318,921,469	422,715,017	60,593,879

Total liabilities and shareholders’ equity	607,483,426	563,498,513	80,774,421

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ending December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD

OPERATING REVENUES	192,029,524	225,271,564	319,181,424	45,752,906

COST OF REVENUES	(79,180,187)	(85,414,061)	(146,167,843)	(20,952,358)

GROSS PROFIT	112,849,337	139,857,503	173,013,581	24,800,548

OPERATING EXPENSES
Selling expenses	(1,235,773)	(1,212,400)	(1,924,784)	(275,907)
General and administrative expenses	(24,618,898)	(29,822,426)	(39,881,854)	(5,716,845)
Research and development expenses	(9,696,322)	(8,020,082)	(18,355,403)	(2,631,147)
Total operating expenses	(35,550,993)	(39,054,908)	(60,162,041)	(8,623,899)

INCOME FROM OPERATIONS	77,298,344	100,802,595	112,851,540	16,176,649

OTHER INCOME (EXPENSE)
Investment income	195,874	300,000	-	-
Interest income	34,499	24,535	1,231,833	176,577
Finance expenses, net	(4,228,995)	(5,171,453)	(11,140,346)	(1,596,907)
Other income, net	566,260	1,337,711	2,390,525	342,667
Total other expenses, net	(3,432,362)	(3,509,207)	(7,517,988)	(1,077,663)

INCOME BEFORE INCOME TAXES	73,865,982	97,293,388	105,333,552	15,098,986

BENEFIT OF (PROVISION FOR) INCOME TAX
Current	(1,994,837)	(9,618,606)	(4,644,300)	(665,734)
Deferred	1,466,826	1,543,010	1,515,220	217,198
Total provision for income tax	(528,011)	(8,075,596)	(3,129,080)	(448,536)

NET INCOME	73,337,971	89,217,792	102,204,472	14,650,450

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(250,623)	1,759,288	1,589,076	227,785

COMPREHENSIVE INCOME	73,087,348	90,977,080	103,793,548	14,878,235

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	100,000,000	100,000,000
Diluted	100,000,000	100,922,621	108,611,133	108,611,133

EARNINGS PER SHARE
Basic	0.73	0.89	1.02	0.15
Diluted	0.73	0.88	0.94	0.13

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

										Accumulated
			Ordinary shares				Additional	Retained earnings (accumulated deficit)		other
	Convertible preferred shares		Class A		Class B		paid-in	Statutory		comprehensive
	Shares	Par Value	Shares	Par Value	Shares	Par Value	capital	reserves	Unrestricted	income (loss)	Total	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2016	-	-	20,115,570	13,095	79,884,430	52,005	434,900	8,230,646	(21,611,605)	-	(12,880,959)	(1,876,815)
Capital contribution	-	-	-	-	-	-	30,000,000	-	-	-	30,000,000	4,371,139
Net income	-	-	-	-	-	-	-	-	73,337,971	-	73,337,971	10,685,682
Statutory reserves	-	-	-	-	-	-	-	6,093,165	(6,093,165)	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	(250,623)	(250,623)	(36,517)
BALANCE, December 31, 2017	-	-	20,115,570	13,095	79,884,430	52,005	30,434,900	14,323,811	45,633,201	(250,623)	90,206,389	13,143,489
Capital contribution	8,611,133	5,910	-	-	-	-	137,732,090	-	-	-	137,738,000	20,069,064
Net income	-	-	-	-	-	-	-	-	89,217,792	-	89,217,792	12,999,445
Statutory reserves	-	-	-	-	-	-	-	5,324,020	(5,324,020)	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	1,759,288	1,759,288	256,336
BALANCE, December 31, 2018	8,611,133	5,910	20,115,570	13,095	79,884,430	52,005	168,166,990	19,647,831	129,526,973	1,508,665	318,921,469	46,468,334
Net income	-	-	-	-	-	-	-	-	102,204,472	-	102,204,472	14,650,450
Statutory reserves	-	-	-	-	-	-	-	2,553,551	(2,553,551)	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	1,589,076	1,589,076	(524,905)
BALANCE, December 31, 2019	8,611,133	5,910	20,115,570	13,095	79,884,430	52,005	168,166,990	22,201,382	229,177,894	3,097,741	422,715,017	60,593,879

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	73,337,971	89,217,792	102,204,472	14,650,450
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	12,781,971	13,538,853	13,883,919	1,990,184
Provision for doubtful accounts	(121,413)	2,591	1,574,896	225,753
Deferred tax benefit	(1,466,826)	(1,543,010)	(1,515,220)	(217,198)
Gain from disposal of cost-method investment	(61,100)	(300,000)	-	-
Gain from disposal of subsidiary	(134,774)	-	-	-
Amortization of debt discount	4,191,002	5,124,715	11,544,479	1,654,838
Change in operating assets and liabilities:
Accounts receivables	(2,179,079)	(11,291,877)	9,065,001	1,299,418
Prepaid expenses and other current assets	4,998,724	(2,302,103)	(3,095,037)	(443,657)
Contract costs	(3,216,287)	(8,387,698)	5,340,167	765,484
Prepaid expenses and deposits	(876,346)	31,386	(403,511)	(57,841)
Accounts payable	17,134,885	7,714,017	5,661,871	811,598
Deferred revenues	146,060	(155,018)	323,430	46,362
Other payables and accrued liabilities	371,373	11,924	444,799	63,759
Other payable - related parties	274,573	(312,308)	(1,065)	(153)
Taxes payable	2,877,207	8,102,941	(1,072,657)	(153,759)
Net cash provided by operating activities	108,057,941	99,452,205	143,955,544	20,635,238

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceed from sale of cost method investment	111,100	350,000	-	-
Payments of cost method investments	-	-	(3,850,000)	(551,876)
Proceed from sale of subsidiary	156,225	-	-	-
Acquisition of Skystar, net of cash received	(17,967,355)	-	-	-
Payments of business acquisition payable - related parties	(98,700,000)	(98,900,784)	(122,433,894)	(17,550,227)
Purchases of property and equipment	(1,964,233)	(46,572)	(195,998)	(28,095)
Net cash used in investing activities	(118,364,263)	(98,597,356)	(126,479,892)	(18,130,198)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	30,000,000	-	-	-
Proceeds from issuance of Series A convertible preferred shares	-	137,738,000	-	-
Proceeds from shareholder loans	-	14,581,993	88,500,000	12,685,990
Repayment of shareholder loans	(33,800,000)	(14,826,000)	(129,474,000)	(18,559,388)
Net cash (used in) provided by financing activities	(3,800,000)	137,493,993	(40,974,000)	(5,873,398)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(234,124)	937,466	599,384	85,917

CHANGE IN CASH AND CASH EQUIVALENTS	(14,340,446)	139,286,308	(22,898,964)	(3,282,441)

CASH AND CASH EQUIVALENTS, beginning of year	27,002,080	12,661,634	151,947,942	21,780,904

CASH AND CASH EQUIVALENTS, end of year	12,661,634	151,947,942	129,048,978	18,498,463

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	2,134,902	2,304,503	4,579,482	656,444
Cash paid for interest expense	-	-	-	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of Skystar with acquisition payables	35,222,954	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of business and organization

Wimi Hologram Cloud Inc. (“Wimi Cayman” or the “Company”) is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Wimi Hologram Cloud Limited (“Wimi HK”) which was established in Hong Kong on September 4, 2018. Wimi HK is also a holding company holding all of the outstanding equity of Beijing Hologram Wimi Cloud Network Technology Co., Ltd. (“Wimi WFOE”) which was established on September 20, 2018 under the law of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (“VIE”), Beijing Wimi Cloud Software Co., Ltd. (“Beijing WiMi”) and its subsidiaries, mainly engaged in two operating segments: (1) Augmented reality (AR) advertising services; and (2) AR entertainment. The majority of Company’s business activities are carried out in Shenzhen and Hong Kong. The Company’s headquarters are located in the city of Beijing, China.

As of December 31, 2019, there are fifteen subsidiaries under the consolidation of the VIE company, Beijing WiMi.

On August 20, 2015, Beijing WiMi acquired Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) and Shenzhen Yitian’s subsidiary Shenzhen Quntian Technology Co., Ltd. (“Shenzhen Qunitan”). Shenzhen Quntian was subsequently sold in 2017. Shenzhen Yitian established wholly owned subsidiaries Shenzhen Qianhai Wangxin Technology Co., Ltd. in 2015, Korgas 233 Technology Co., Ltd. Shenzhen in 2017 and Shenzhen Yiyou Online Technology Co., Ltd in 2019. Shenzhen Yitian and subsidiaries mainly engage in AR entertainment.

On August 26, 2015, Beijing WiMi acquired Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuan”), Shenzhen Kuxuan established wholly owned subsidiary Shenzhen Yiruan Tianxia Technology Co., Ltd. in 2016 and wholly owned subsidiaries Shenzhen Yiyun Technology Co., Ltd. and Korgas Shengyou Information Technology Co., Ltd. in 2017. Shenzhen Kuxuan and subsidiaries mainly engage in AR entertainment.

On October 21, 2015, Beijing WiMi acquired Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”), Shenzhen Yidian established Korgas Duodian Network Technology Co., Ltd. in 2016, Shenzhen Duodian Cloud Technology Co., Ltd. in 2017, and Kashi Duodian Internet Technology Co., Ltd and Shenzhen Zhiyun Image Technology Co., Ltd. in 2019. Shenzhen Yidian and subsidiaries engaged in AR advertising services.

In 2016, Beijing WiMi established wholly owned subsidiaries Korgas Wimi Xinghe Network Technologies Co., Ltd. (“Korgas Wimi”) and Micro Beauty Lightspeed Investment Management HK Limited. On March 7, 2017, Micro Beauty Lightspeed Investment Management HK Limited acquired 100% equity interest of Skystar Development Co., Ltd. Skystar engages in AR entertainment.

On November 6, 2018, Wimi Cayman completed a reorganization of entities under common control of its shareholders, who collectively owned all of the equity interests of Wimi Cayman prior to the reorganization. Wimi Cayman, and Wimi HK were established as the holding companies of Wimi WFOE. Wimi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries, and all of these entities included in Wimi Cayman are under common control which results in the consolidation of Beijing WiMi and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Wimi Cayman.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of Wimi Cayman and each of the following entities as of December 31, 2019:

Name	Background	Ownership
Wimi HK	● A Hong Kong company ● Incorporated on September 4, 2018 ● A holding company	100% owned by Wimi Cayman
Wimi WFOE	● PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on September 20, 2018 ● Registered capital of RMB 325,500,000 (USD 50,000,000) ● A holding company	100% owned by Wimi HK
Beijing WiMi	● A PRC limited liability company ● Incorporated on May 27, 2015 ● Registered capital of RMB 5,154,639 (USD 751,055) Primarily engages in Hologram advertising services	VIE of Wimi WFOE
Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”)	● A PRC limited liability company ● Incorporated on June 18, 2012 ● Registered capital of RMB 10,000,000 (USD 1,457,046) Primarily engages in SDK payment channel services	100% owned by Beijing WiMi Acquired in 2015
Shenzhen Yiruan Tianxia Technology Co., Ltd. (“Shenzhen Yiruan”)	● A PRC limited liability company ● Incorporated on January 06, 2016 ● Registered capital of RMB 10,000,000 (USD 1,457,046) Primarily engages in SDK payment channel services	100% owned by Shenzhen Kuxuanyou Technology Co., Ltd.
Shenzhen Yiyun Technology Co., Ltd. (“Shenzhen Yiyun”)	● A PRC limited liability company ● Incorporated on November 15, 2017 ● Registered capital of RMB 10,000,000 (USD 1,457,046) Primarily engages in SDK payment channel services	100% owned by Shenzhen Kuxuanyou Technology Co., Ltd
Korgas Shengyou Information Technology Co., Ltd. (“Korgas Shengyou”)	● A PRC limited liability company ● Incorporated on February 13, 2017 ● Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in SDK payment channel services	100% owned by Shenzhen Kuxuanyou Technology Co., Ltd
Korgas Wimi Xinghe Network Technology Co., Ltd. (“Korgas Wimi”)	● A PRC limited liability company ● Incorporated on October 18, 2016 ● Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in Hologram advertising services	100% owned by Beijing WiMi Dissolved in February 2019*
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	● A PRC limited liability company ● Incorporated on March 08, 2011 ● Registered capital of RMB 20,000,000 (USD 2,914,093) Primarily engages in mobile games development	100% owned by Beijing WiMi Acquired in 2015
Shenzhen Quntian Technology Co., Ltd. (“Shenzhen Qunitan”)	● A PRC limited liability company ● Incorporated on May 22, 2014 ● Registered capital of RMB 20,000,000 (USD 2,914,093) No operations	100% owned by Shenzhen Yitian Internet Technology Co., Ltd Disposed in November 2017**
Korgas 233 Technology Co., Ltd. (“Korgas 233”)	● A PRC limited liability company ● Incorporated on September 15, 2017 ● Registered capital of RMB 1,000,000 (USD 145,705) Primarily engages in mobile games development	100% owned by Shenzhen Yitian Internet Technology Co., Ltd.
Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	● A PRC limited liability company ● Incorporated on October 16, 2015 ● Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in AR advertising services	100% owned by Shenzhen Yitian Internet Technology Co., Ltd.
Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	● A PRC limited liability company ● Incorporated on January 14, 2019 ● Registered capital of RMB 100,000 (USD 14,334) Primarily engages in AR advertising services	100% owned by Shenzhen Yitian Internet Technology Co., Ltd.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	● A PRC limited liability company ● Incorporated on May 20, 2014 ● Registered capital of RMB 10,000,000 (USD 1,457,046) Primarily engages in AR advertising services	100% owned by Beijing WiMi Acquired in 2015
Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	● A PRC limited liability company ● Incorporated on August 24, 2017 ● Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian Network Technology Co., Ltd.
Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	● A PRC limited liability company ● Incorporated on November 25, 2016 ● Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian Network Technology Co., Ltd.
Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”)	● A PRC limited liability company ● Incorporated on January 31, 2019 ● Registered capital of RMB 5,000,000 (USD 716,723) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian Network Technology Co., Ltd.
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	● A PRC limited liability company ● Incorporated on December 3, 2019 ● Registered capital of RMB 5,000,000 (USD 716,723) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian Network Technology Co., Ltd.
Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	● A Hong Kong company ● Incorporated on February 22, 2016 ● Registered capital of HKD 100,000 (USD 12,771) Primarily engages in MR software development and licensing	100% owned by Beijing WiMi
Skystar Development Co.,Ltd (“Skystar”)	● A Republic of Seychelles Company ● Incorporated on March 30, 2016 ● Registered capital of USD 50,000 Primarily engages in MR software development and licensing	100% owned by Micro Beauty Lightspeed Investment Management HK Limited Acquired on March 7, 2017

*	Korgas Wimi which had no operations since inception, was dissolved in February 2019, no gain or loss was recognized in the dissolution.

**	Shenzhen Yitian sold Shenzhen Quntian for RMB 156,225 to a third party in November 2017, net assets of Shenzhen Quntian was RMB 21,451, resulting in RMB 134,774 of gain from disposal of subsidiary.

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of internet content providers, the Company operates its internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Beijing WiMi is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of four agreements, a shareholder power of attorney and an irrevocable commitment letter (collectively the “Contractual Arrangements”, which were signed on November 6, 2018).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant terms of the Contractual Agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Wimi WFOE and Beijing WiMi, dated November 6, 2018, Wimi WFOE has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Wimi WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay Wimi WFOE service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement will remain effective until the date when it is terminated by Wimi WFOE.

Exclusive Share Purchase Option Agreements

Pursuant to the exclusive share purchase option agreement dated November 6, 2018, by and among Wimi WFOE, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted Wimi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of Wimi WFOE or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at Wimi WFOE’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Exclusive Assets Purchase Agreements

Pursuant to the exclusive asset purchase agreement dated November 6, 2018 by Wimi WFOE and Beijing WiMi, Beijing WiMi irrevocably granted Wimi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of Wimi WFOE, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify Wimi WFOE any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at Wimi WFOE’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreement dated November 6, 2018, by and among Wimi WFOE, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to Wimi WFOE to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Wimi WFOE in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without Wimi WFOE’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Power of Attorney

Pursuant to the power of attorney dated November 6, 2018, by Wimi WFOE and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized Wimi WFOE or any person(s) designated by Wimi WFOE to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Spousal Consent Letters

Pursuant to these letters, the spouses of the applicable shareholders of Beijing WiMi unconditionally and irrevocably agreed that the equity interest in Beijing WiMi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Beijing WiMi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing WiMi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Based on the foregoing contractual arrangements, which grant Wimi WFOE effective control of Beijing WiMi and enable Wimi WFOE to receive all of their expected residual returns, the Company accounts for Beijing WiMi as a VIE. Accordingly, the Company consolidates the accounts of Beijing WiMi for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2—Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contribution and loan from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2019, the Company has cash flow from operating activities of RMB 144.0 million and had cash of RMB 129.0 million. The Company’s working capital was approximately RMB 55.4 million as of December 31, 2019. The Company believes its revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations as they become due one year through report date.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and variable interest entities (“VIEs”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, and deferred taxes and uncertain tax position. Actual results could differ from these estimates.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiary in Seychelles is U.S. dollar, and its subsidiaries which are incorporated in Hong Kong and PRC are Hong Kong Dollar and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year.

Translation adjustments included in accumulated other comprehensive income amounted to RMB 1,508,665 and RMB 3,097,741 (USD 443,364) as of December 31, 2018 and 2019, respectively. The balance sheet amounts, with the exception of shareholders’ equity for Wimi HK at December 31, 2018 and 2019 were translated at RMB1.00 to HKD 1.1413 and to HKD 1.1163, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2017, 2018 and 2019 were RMB 1.00 and to HKD 1.1530, HKD 1.1815 and to HKD 1.1363, respectively. The balance sheet amounts, with the exception of shareholders’ equity for Wimi Cayman and Skystar at December 31, 2018 and 2019 were translated at RMB 1.00 to USD 0.1457 and to USD 0.1433, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2017, 2018 and 2019 were RMB 1.00 and to USD 0.1489, USD 0.1451 and to USD 0.1450, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1433, representing the mid-point reference rate set by Peoples’ Bank of China on December 31, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK and US.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2018 and 2019, the Company made RMB 2,591 and RMB 1,577,486 (USD 226,124) allowance for doubtful accounts for accounts receivable, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets are mainly payments made to vendors or services providers for future services, prepaid rent, deposits for rent and utilities and employee advances. These amounts are refundable and bear no interest. Prepaid expenses also includes money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid expenses and other current assets on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2018 and 2019, no allowance was deemed necessary.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 - 5 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements, and technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the opinion to access qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step quantities impairment test described below is required. The first step compares the fair values of each reporting unit to its carrying amount, including good will. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2017, 2018 and 2019, no impairment of long-lived assets was recognized.

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2017, 2018 and 2019.

Business Combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606) for the fiscal year ended December 31, 2019 using the modified retrospective method for contracts that were not completed as of December 31, 2018. The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

Prior to fiscal year 2019, the Company recognizes revenue when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) the ability to collect is reasonably assured. Revenue is presented in the consolidated statements of income and comprehensive income net of sales taxes. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its’ customers.

The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

(i) AR Advertising Services

AR advertisements are the use holographic materials integrated into advertisement on the online media platforms or offline display. The Company’s performance obligation is to identify advertising spaces, embed holographic AR images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression (“CPM”) or cost per action (“CPA”) for on line display and service period for offline display contracts.

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions or clicks are delivered while revenue on a CPA basis is recognized once agreed actions are performed or service period is completed.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly service the customers; and (2) having latitude in establish pricing. Therefore the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii) AR Entertainment

The Company’s AR entertainment includes mainly three sub categories: SDK payment channel services, software development and mobile games operations and technology developments.

a. SDK Payment Channel Services

The Company’s SDK payment channel services enable game players/app users to make online payments through Alipay, Unipay or Wechat pay etc. to various online content providers. When game players/app users make payments in the game or app, the SDK payment channel will automatically populate payment services for the users to fulfill payments.

The Company charges a fee for the payment channel services, the pricing of which is based on the predetermined rates specified in the contract. The Company’s performance obligation is to facilitate payment services and recognizes SDK payment channel service revenue at a point in time when a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per transaction basis. The Company assessed that its promise to customer is to facilitate the service of third party instead of providing the payment services itself as the Company does not have control of the services provided as the Company do not service the users directly and does not have the latitude to establish the price, and therefore, revenue from SDK payment service is recorded on a net basis.

b. MR software development services

The Company’s MR software development service contracts are primarily on a fixed price basis, which require the Company to perform services for MR application design, content development and integrating based on customers’ specific needs. These services also require significant production and customization. The required customization work period is generally less than one year. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration.

The software customization, application design, upgrades and integration are considered as one performance obligation. The promises to transfer software, customization and upgrades are not separately identifiable as the customers do not obtain benefits from these services on its own.

The Company’s MR software development service contracts are generally recognized over time during the contract period as the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on input or output methods. Input methods are used only when there is a direct correlation between hours incurred and the end product delivered and output method is used when the Company could appropriately measure the customization progress towards completion. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various MR software resulting in its ability to reasonably estimate the progress toward completion on each fixed price customized contracts.

c. Mobile Games Services

The Company generates revenue from jointly operated mobile game publishing services and the licensed out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

—Jointly operated mobile game publishing services

The Company is offering publishing services for mobile games developed by third party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. The Company contracts with third party payment platforms for collection services offered to game players who have purchased coins. The third party game developers, third party payment platforms and the co publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the publishing services is completed at a point in time when the game players made a payment to purchase coins.

With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the Company does not control the services as evidenced by (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the third party platforms; (iii) the developers or third party platforms have the right to change the pricing of in game virtual items. The Company’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the facilitator of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

—Licensed out mobile games

The Company also licenses third parties to operate its mobile games developed internally through mobile portal and receives revenue from the third party licensee operators on a monthly basis. The Company’s performance obligation is to provide mobile games to game operators which enable players of the mobile games to make in game purchases and the Company recognized revenue at a point in time when game players completed the purchases. The Company records revenues on a net basis, as the Company does not have the control of the services provided as it does not have the primary responsibility for fulfillment nor does not have the right to change the pricing of the game services.

d. Technology developments

The Company’s technology development contract requires the Company to design applications based on customers’ specific needs. The duration of the design period is short, usually approximately 3 months or less. Revenues are generally recognized at a point in time where the Company has transferred control of the asset upon completion of the design and after the acceptance by its customer with no more future obligation of the design project.

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenue.

Contract costs:

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The Company reviewed impairment of contract costs at December 31, 2019 and determined all contract costs are recoverable.

The Company’s disaggregate revenue streams are summarized and disclosed in Note 16.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenues

For AR advertising services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

For AR entertainment segment, the costs of revenue consist of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for our professionals.

Advertising costs

Advertising costs amounted to RMB 740,065, nil and RMB 59,091 (USD 8,470) for the years ended December 31, 2017, 2018 and 2019, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017 to 2019 are subject to examination by any applicable tax authorities.

Other Income, net

Other Income includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 650,025, RMB 1,236,593 and RMB 1,356,800 (USD 194,490) for the years ended December 31, 2017, 2018 and 2019, respectively.

Other income also includes RMB 851,583(USD 122,070) of input VAT credit the Company redeemed during the year ended December 31, 2019. As part of VAT reform in 2019, from April 1, 2019 to December 31, 2021, a taxpayer in certain service industries could claim additional 10% of input VAT credit based on total input VAT paid to suppliers, the credit was applied to offset with the Company’s VAT payable.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2018 and 2019, there were 8,611,133 dilutive shares.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 947,723, RMB 1,057,537 and RMB 1,451,938 (USD 208,127) for the years ended December 31, 2017, 2018 and 2019, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. ASU 2019-10 further amended the effective date for non-public Companies to be effective for fiscal years beginning after December 15, 2020. As the Company is an emerging growth company under Title I of the JOBS Act, the Company could elect to defer the effective date of the ASU as non-public Companies. The Company plans to adopt the ASU for the fiscal year ended 2020 and is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. The Company plans to adopt ASU 2017-04 fiscal in year 2020 and believes that the adoption of ASU 2017-04 will not have a material impact on our financial statements.

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement—Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning January 1, 2020. The Company does not expect the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2020. The Company does not expect the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020.  Early adoption is permitted, including adoption in any interim period.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3—Variable interest entity (“VIE”)

On November 6, 2018, Wimi WFOE entered into Contractual Arrangements with Beijing WiMi. The significant terms of these Contractual Arrangements are summarized in “Note 1—Nature of business and organization” above. As a result, the Company classifies Beijing WiMi as a VIE which should be consolidated based on the structure as described in Note 1.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Wimi WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Beijing WiMi because it has both of the following characteristics:

(1) The power to direct activities at Beijing WiMi that most significantly impact such entity’s economic performance, and

(2) The right to receive benefits from Beijing WiMi that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Beijing WiMi pays service fees equal to all of its net income to Wimi WFOE. The Contractual Arrangements are designed so that Beijing WiMi operate for the benefit of Wimi WFOE and ultimately, the Company.

Accordingly, the accounts of Beijing WiMi is consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s financial statements. Under the VIE Arrangements, the Company has the power to direct activities of Beijing WiMi and can have assets transferred out of Beijing WiMi. Therefore, the Company considers that there is no asset in Beijing WiMi that can be used only to settle obligations of Beijing WiMi, except for registered capital and PRC statutory reserves, if any. As Beijing WiMi is incorporated as limited liability company under the Company Law of the PRC, creditors of the Beijing WiMi do not have recourse to the general credit of the Company for any of the liabilities of Beijing WiMi.

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Current assets	75,442,911	88,858,539	12,737,384
Property and equipment, net	1,263,869	740,226	106,107
Other noncurrent assets	392,924,127	385,207,213	55,217,341
Total assets	469,630,907	474,805,978	68,060,832
Total liabilities	(286,142,679)	(180,276,255)	(25,841,611)
Net assets	183,488,228	294,529,723	42,219,221

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Current liabilities:
Accounts payable	33,033,855	38,695,727	5,546,820
Deferred revenues	586,923	503,576	72,185
Other payables and accrued liabilities	1,428,770	1,963,068	281,395
Other payables—related party	1,065	—	—
Current portion of business acquisition payable—related parties	34,086	—	—
Current portion of shareholder loans	—	69,592,363	9,975,683
Taxes payable	10,733,539	9,659,932	1,384,698
Intercompany payable*	—	42,270,095	6,059,186
Total current liabilities	45,818,238	162,684,761	23,319,967
Business acquisition payable—related parties	110,855,328	—	—
Non-current shareholder loan	125,336,715	14,974,315	2,146,486
Deferred tax liabilities, net	4,132,398	2,617,179	375,158
Total liabilities	286,142,679	180,276,255	25,841,611

*	Intercompany balances will be eliminated upon consolidation.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summarized operating results of the VIE’s are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	RMB	USD
Operating revenues	192,029,524	225,271,564	319,181,424	45,752,906
Gross profit	113,849,337	139,857,503	173,013,581	24,800,548
Income from operations	77,298,344	102,641,091	122,754,439	17,596,175
Net income	73,337,971	91,056,633	110,135,996	15,787,391

The summarized statements of cash flow of the VIE’s are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	RMB	USD
Net cash provided by operating activities	108,057,941	101,291,046	193,845,889	27,786,745
Net cash used in investing activities	(118,364,263)	(98,597,356)	(126,445,437)	(18,125,260)
Net cash used in financing activities	(3,800,000)	(2,663,285)	(40,770,037)	(5,844,161)
Effect of exchange rate on cash and cash equivalents	-	-	(327,988)	(47,015)
Net (decrease) increase in cash and cash equivalents	(14,340,446)	1,433,789	26,302,427	3,770,309
Cash and cash equivalents, beginning of year	27,002,080	12,661,634	14,095,423	2,020,502
Cash and cash equivalents, end of year	12,661,634	14,095,423	40,397,850	5,790,811

Note 4—Business acquisition

Acquisition of Skystar

On March 7, 2017, Micro Beauty entered into a share purchase agreement (the “Agreement”) with Gao Zhixia, former shareholder of Skystar Development Co., Ltd (the “Seller”). Neither the Company nor its affiliates have any relationship with the Sellers other than with respect to the Agreement. The purpose of acquiring of Skystar is to acquire MR technology know-hows which has a good practicability and protection for data safeness.

The Company’s acquisition of Skystar was accounted for as a business combination in accordance with ASC 805. Pursuant to the Agreement, Micro Beauty agreed to acquire 100% of the capital stock of Skystar (the “Acquisition”), for an aggregate consideration of RMB 58,450,000 (USD 8,680,478) which will be paid in 5 years starting from the acquisition date. The consideration was funded from the capital contribution and the Company’s operations. The Company paid RMB 17,967,355 (USD 2,690,000), RMB 12,710,784 (USD 1,920,000) and RMB 26,805,592 (USD 3,842,435) during the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018, acquisition payable amounted to RMB 24,436,304, net of discount of RMB 435,857. As of December 31, 2019, the total business acquisition payable was paid off.

The Company has allocated the purchase price of Skystar based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB with the valuation methodologies using level 3 inputs, except for cash was valued using Level 1 inputs. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Skystar based on a valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on March 31, 2017 at the rate of USD 1.00 to RMB 6.90.

March 31, 2017	Fair Value	Fair Value
	RMB	USD
Cash	144,953	21,000
Intangible—non-compete agreement	9,663,553	1,400,000
Intangible—technology know-how	12,424,568	1,800,000
Goodwill	33,554,007	4,862,900
Net assets acquired	55,787,081	8,083,900

The Company signed a 6 year non-compete agreements with former investors of companies acquired.

Technology know-hows, including video, audio integration, advertising serving platform, media assets management platform, data management platform and visual element tagging/identify/tracking technologies which enables the Company to develop software with AR features with estimated average finite useful lives of 5.8 years.

Approximately RMB 33.6 million of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The amount of sales what resulted from the acquisition and included in the consolidated statements of income and comprehensive income during the twelve months ended December 31, 2017, 2018 and 2019 were RMB 26,018,977, and RMB 12,515,694 and RMB 15,823,955 (USD 2,268,277), respectively.

Pro forma results of operations for the acquisition described above have not been presented because it is not material to the consolidated income statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Accounts receivable	46,764,658	37,699,656	5,404,039
Less: allowance for doubtful accounts	(2,591)	(1,577,486)	(226,124)
Accounts receivable, net	46,762,067	36,122,170	5,177,915

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Beginning balance	—	2,591	371
Addition	2,591	1,575,690	225,867
Write-off	—	(795)	(114)
Ending balance	2,591	1,577,486	226,124

Note 6—Property and equipment, net

Property and equipment consist of the following:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Office electronic equipment	1,496,516	1,677,900	240,518
Office fixtures and furniture	70,753	85,368	12,237
Leasehold improvements	1,153,205	1,153,205	165,305
Subtotal	2,720,474	2,916,473	418,060
Less: accumulated depreciation	(1,456,605)	(2,147,005)	(307,761)
Total	1,263,869	769,468	110,299

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 amounted to RMB 575,728, RMB 742,956 and RMB 690,400 (USD 98,965), respectively.

Note 7—Cost method investments

Cost method investments consist of the following:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
8% Investment	500,000	500,000	71,672
5% Investment	—	2,000,000	286,689
4% Investment	—	1,000,000	143,345
2% Investment	—	300,000	43,003
1% Investment	—	550,000	78,840
Total	500,000	4,350,000	623,549

As of December 31, 2018, Beijing WiMi invested RMB 500,000 in a company in the AR and 3D animation areas for 8%. During the year ended December 31, 2019, Beijing WiMi invested RMB 2,000,000 (USD 286,689), RMB 1,000,000 (USD 143,345), RMB 300,000 (USD 43,003), RMB 350,000 (USD 50,171) and RMB 200,000 (USD 28,669) in five companies in the AR and virtual reality areas for 5%, 4%, 2%, 1% and 1% of total equity interest, respectively. As the Company did not have significant influence over the investees, the investments were accounted for using the cost method.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Copyrights	579,722	579,722	83,100
Non-compete agreements*	64,747,645	64,961,002	9,311,803
Technology know-hows*	12,275,544	12,549,859	1,798,953
Subtotal	77,602,911	78,090,583	11,193,856
Less: accumulated amortization	(37,357,766)	(50,551,285)	(7,246,249)
Intangible assets, net	40,245,145	27,539,298	3,947,607

*	There is no change in carrying value of non-compete agreements and technology know-hows except for the foreign exchange translation difference from Skystar.

Amortization expense for the years ended December 31, 2017, 2018 and 2019 amounted to RMB 12,206,243, RMB 12,795,897 and RMB 13,193,519 (USD 1,891,219), respectively.

The estimated amortization is as follows:

Twelve months ending December 31,	Estimated amortization expense	Estimated amortization expense
	RMB	USD
2020	13,036,210	1,868,669
2021	9,891,766	1,417,930
2022	3,731,612	534,906
2023	716,975	102,774
2024	57,972	8,310
Thereafter	104,763	15,018
Total	27,539,298	3,947,607

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9—Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Goodwill from Shenzhen Kuxuanyou acquisition(a)	87,908,370	87,908,370	12,601,183
Goodwill from Shenzhen Yidian acquisition(b)	137,060,340	137,060,340	19,646,848
Goodwill from Shenzhen Yitian acquisition(c)	92,990,256	92,990,256	13,329,643
Goodwill from Skystar acquisition*(Note 4)	33,375,055	34,120,868	4,891,039
Goodwill	351,334,021	352,079,834	50,468,713

*	There was no change in carrying value of goodwill except for the foreign exchange translation difference from Skystar.

(a)	Beijing WiMi acquired Shenzhen Kuxuanyou in 2015 to acquire 100% of the capital stock of Shenzhen Kuxuanyou for an aggregate consideration of RMB 113.0 million (approximately USD 16.5 million). The excess fair value of consideration over the identifiable assets acquired of RMB 87,908,370 (USD 12,601,183) was allocated to goodwill.

(b)	Beijing WiMi acquired Shenzhen Yidian in 2015 to acquire 100% of the capital stock of Shenzhen Yidian for an aggregate consideration of RMB 168.0 million (approximately USD 24.5 million). The excess fair value of consideration over the identifiable assets acquired of RMB 137,060,340 (USD 19,646,848) was allocated to goodwill.

(c)	Beijing WiMi acquired Shenzhen Yitian in 2015 to acquire 100% of the capital stock of Shenzhen Yitian for an aggregate consideration of RMB 192.0 million (approximately USD 28.0 million). The excess fair value of consideration over the identifiable assets acquired of RMB 160,990,256 (USD 23,077,070) was allocated to goodwill. Impairment loss of RMB 68,000,000 (USD 9,747,427) was recognized for the year ended December 31, 2016.

The changes in the carrying amount of goodwill allocated to reportable segments as of December 31, 2018 and 2019 are as follows:

	AR advertising	AR
	services	entertainment	Total	Total
	RMB	RMB	RMB	USD
As of January 1, 2017	137,060,340	180,898,626	317,958,966	45,795,617
Add : Acquisition of Skystar	—	33,554,007	33,554,007	5,154,225
Translation difference	—	(1,489,503)	(1,489,503)	50,198
As of January 1, 2018	137,060,340	212,963,130	350,023,470	51,000,040
Translation difference	—	1,310,551	1,310,551	190,953
As of December 31, 2018	137,060,340	214,273,681	351,334,021	51,190,993
Translation difference	—	745,813	745,813	(722,280)
As of December 31, 2019	137,060,340	215,019,494	352,079,834	50,468,713

Note 10—Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Salary payables	1,302,123	1,931,636	276,889
Other payables	91,599	22,670	3,250
Accrued expenses	35,048	326,040	46,736
Total other payables and accrued liabilities	1,428,770	2,280,346	326,875

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11—Related party balances and transactions

a)	Loans—related party

The Company borrowed RMB 161,800,000 from Jie Zhao, the Company’s major shareholder in 2016, borrowed additional RMB 3,950,000 in 2018 and RMB 13,000,000 (USD 1,863,479) in 2019. The Company repaid RMB 33,800,000 in 2017, RMB 14,826,000 in 2018 and RMB 125,274,000 (USD 17,957,341) in 2019. The Company also borrowed USD 952,500 (RMB 6,431,993) in 2018. The Company borrowed RMB 4,200,000 from Enweiliangzi Investment Co. (which is under common control of Jie Zhao) in 2018 and repaid the full balance in 2019. The loans are interest free, no collateral and are due in 2020 and 2021.The Company also borrowed RMB 75,500,000 (USD 10,822,510) from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. The loan has an annual interest rate of 7% and is due in 2020 and 2021. During the year ended December 31, 2019, interest expense related to this loan, included in finance expense, amounted to RMB 290,208 (USD 41,600).

Name of Related Party	Relationship	Nature	December 31, 2018	December 31, 2019	December 31, 2019
			RMB	RMB	USD
Jie Zhao	Chairman of Wimi Cayman	Loan	117,124,000	4,850,000	695,221
Jie Zhao*	Chairman of Wimi Cayman	Loan	6,431,993	6,675,789	956,938
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	—	75,500,000	10,822,510
Enweiliangzi Investment Co.	Under common control of Jie Zhao	Loan	4,200,000	—	—
Total:			127,755,993	87,025,789	12,474,669
Current portion of shareholder loan			—	70,987,603	10,175,683
Shareholder loan—non-current			127,755,993	16,038,186	2,298,986

*	There has been no change in the balance of the loan, change was due to exchange difference.

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2020	70,987,603	10,175,683
2021	16,038,186	2,298,986
Total	87,025,789	12,474,669

b)	Other payables—related party

Name of Related Party	Relationship	Nature	December 31, 2018	December 31, 2019	December 31, 2019
			RMB	RMB	USD
Beijing Tianhoudide Investment Management, LLP	Under the common control of Jie Zhao	Business expense payable	1,065	—	—

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Business acquisition payables—related parties

Business acquisition payables resulted from the Beijing WiMi’s acquisitions of Shenzhen Kuxuanyou Technology Co., Ltd., Shenzhen Yitian Internet Technology Co., Ltd., Shenzhen Yidian Network Technology Co., Ltd., in 2015 and Micro Beauty’s acquisition of Skystar in 2017.

Name of related party	Relationship	December 31, 2018	December 31, 2019	December 31, 2019
		RMB	RMB	USD
Xie Jinlong	Former shareholder of Shenzhen Kuxuanyou(a) and current General Manager	20,139,056	—	—
Yi Chengwei	Former shareholder Shenshen Yitian and(b) CTO of Wimi Cayman	50,828,374	—	—
Meng Xiaojuan	Former shareholder and legal representative of Shenzhen Yidian(c)	15,485,681	—	—
Gao Zhixia	Former shareholder and legal representative of Skystar(d)	24,436,303	—	—
Total:		110,889,414	—	—
Current portion of business acquisition payable		(34,086)	—	—
Business acquisition payable non-current		110,855,328	—	—

(a)	Beijing WiMi acquired Shenzhen Kuxuanyou, in 2015 to acquire 100% of the capital stock of Shenzhen Kuxuanyou for an aggregate consideration of RMB 113 million (approximately USD 17.2 million) to be made over six years. Jinlong Xie became a related party to the Company after the acquisition. Beijing WiMi paid RMB 23,000,000 in 2017, RMB 23,120,000 in 2018 and RMB 22,480,000 in 2019. As of December 31, 2019, the total business acquisition payable was paid off.

(b)	Beijing WiMi acquired Shenzhen Yitian in 2015 to acquire 100% of the capital stock of Shenzhen Yitian for an aggregate consideration of RMB 192.0 million (approximately USD 28 million) to be made over six years. Yi Chengwei became a related party to the Company after the acquisition. Beijing WiMi paid RMB 25,700,000 in 2017, RMB 33,720,000 in 2018 and RMB 56,680,000 in 2019. As of December 31, 2019, the total business acquisition payable was paid off.

(c)	Beijing WiMi acquired Shenzhen Yidian in 2015 to acquire 100% of the capital stock of Shenzhen Yidian for an aggregate consideration of RMB 168.0 million (approximately USD 24.5 million) to be made over six years. Meng Xiaojuan became a related party to the Company after the acquisition. Beijing WiMi paid RMB 50,000,000 in 2017, RMB 29,350,000 in 2018 and RMB 17,050,000 in 2019. As of December 31, 2019, the total business acquisition payable was paid off.

(d)	Gao Zhixia became a related party to the Company after the acquisition of Skystar in 2017. The Company paid RMB 17,967,355 in 2017, RMB 12,710,784 in 2018 and RMB 26,805,592 (USD 3,842,435) in 2019. As of December 31, 2019, the total business acquisition payable was paid off.

The amount of business acquisition payable reported in the consolidated balance sheets at carrying value, which approximates fair value as the rate of amortization of investment payment discount used were similar to interest rate charged by the bank in the PRC. Debt discount, net of accumulated amortization, totaled RMB 11,995,672 and nil as of December 31, 2018 and 2019, respectively, are recognized as a reduction of business acquisition payable. Amortization expense related to the debt discount, included in finance expenses, was RMB 4,191,002, RMB 5,124,715 and RMB 11,544,479 (USD 1,654,838) for the years ended December 31, 2017, 2018 and 2019, respectively.

Note 12—Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, Wimi Cayman is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Wimi HK and Micro Beauty are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Wimi HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Seychelles

Skystar is incorporated in Seychelles and is not subject to tax on income generated outside of Seychelles under the current law. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

PRC

The subsidiaries and VIE incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shenzhen KXY obtained the “high-tech enterprise” tax status in October 2015, which reduced its statutory income tax rate to 15% from November 2016 to November 2019.

Shenzhen Yiruan, Shenzhen Yiyun, Shenzhen Yidian and Shenzhen Duodian are qualified as software companies by local taxing authority, and obtained two years of tax exempt status and three years at reduced income tax rate of 12.5%. After the initial 5 years, the Company can apply for the reduced rate in a yearly basis. In addition, 75% of R&D expenses of Shenzhen Kuxuan and Shenzhen Yiruan are subject to additional deduction from pre-tax income.

Korgas Shengyou, Korgas Wimi, and Korgas 233 were formed and registered in Korgas in Xinjiang Provence, China from 2016 to 2017, and Kashi Duodian was formed and registered in Kashi in Xinjiang Provence, China in 2019. These companies are not subject to income tax for 5 years and can obtain another two years of tax exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

Shenzhen Qianhai and Shenzhen Zhiyun were formed and registered in Qianhai District in Guangdong Provence, China in 2015 and 2019, respectively. These companies are subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

Tax savings for the years ended December 31, 2017, 2018 and 2019 amounted to RMB 22,769,752, RMB 20,619,510 and RMB 23,679,290 (USD 3,394,296), respectively. The Company’s basic and diluted earnings per shares would have been each lower by RMB 0.24 and RMB 0.21 per share for the years ended December 31, 2017 and 2018 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lower by RMB 0.24 (USD 0.03) and RMB 0.22 (USD 0.03) per share for the year ended December 31, 2019 without the preferential tax rate reduction, respectively.

Significant components of the benefit of (provision for) income taxes are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	RMB	USD
Current	(1,994,837)	(9,618,606)	(4,644,300)	(665,734)
Deferred	1,466,826	1,543,010	1,515,220	217,198
Provision for income taxes	(528,011)	(8,075,596)	(3,129,080)	(448,536)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(30.8)%	(21.2)%	(22.5)%
Change in valuation allowance	-	—	0.4%
Permanent difference*	6.5%	4.0%	0.1%
Effective tax rate	0.7%	7.8%	3.0%

*	Permanent difference is mainly related to the tax losses carried forward due to the uncertainty surrounding their realization.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities—China

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	—	130,321	18,681
Net operating loss carryforwards	2,379,050	2,762,833	396,037
Less :valuation allowance	(2,379,050)	(2,762,833)	(396,037)
Deferred tax assets, net	—	130,321	18,681
Deferred tax liabilities:
Recognition of intangible assets arising from business combination	4,132,398	2,747,500	393,839
Total deferred tax liabilities, net	4,132,398	2,617,179	375,158

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidences to the extent it could be objectively verified.

The Company’s NOL was mainly from Beijing WiMi (VIE of WiMi WFOE)’s cumulative net operating loss (“NOL”) of approximately 13,025,860 (USD 1,867,186) as of December 31, 2019. Beijing WiMi has incurred losses since 2015 and its NOL is set to expire in 2020. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2019.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceed or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
VAT taxes payable	1,692,874	494,964	70,950
Income taxes payable	8,912,365	9,093,481	1,303,501
Other taxes payable	128,300	72,437	10,383
Totals	10,733,539	9,660,882	1,384,834

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13—Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000. As of December 31, 2019, cash balance of RMB 54,506,161 (USD 7,813,159) was deposited with financial institutions located in China, of which RMB 49,353,466 (USD 7,074,549) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2019, cash balance of HKD 83,189,734, approximately RMB 74,519,699 (USD 10,681,990) was maintained at financial institutions in Hong Kong, of which HKD 81,614,681 approximately RMB 73,108,799 (USD 10,479,745) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2019, cash balance of USD 3,314 (RMB 23,117) was deposited with a financial institution located in US and was not subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the years ended December 31, 2017, 2018 and 2019, no customer accounted for more than 10% of the Company’s total revenues.

As of December 31, 2018, no customer accounted for more than 10% of the Company’s accounts receivable. As of December 31, 2019, two customers accounted for 13.4% and 12.0% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2017, one vendor accounted for 12.0% of the Company’s total purchases. For the year ended December 31, 2018, three vendors accounted for 13.2%, 12.8% and 12.4% of the Company’s total purchases. For the year ended December 31, 2019, one vendor accounted for 26.6% of the Company’s total purchases.

As of December 31, 2018, two vendors accounted for 42.4% and 10.2% of the Company’s accounts payable. As of December 31, 2019, three vendors accounted for 32.8%, 27.9% and 11.9% of the Company’s accounts payable, respectively.

Note 14—Shareholders’ equity

Ordinary shares

Wimi Cayman was established under the laws of Cayman Islands on August 16, 2018 with authorized share of 20,115,570 Class A Ordinary Shares of par value US$0.0001 each, 466,967,730 Class B Ordinary Shares of par value US$0.0001 each and 12,916,700 Series A Preferred Shares of par value USD0.0001 each. Each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time by the holder. Except for the voting right and conversion right, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the fourth quarter of 2018, Wimi Cayman issued 20,115,570 of Class A Ordinary Shares and 79,884,430 shares of Class B Ordinary shares, and the shares were accounted as if they were issued and outstanding at the beginning of the period presented pursuant to the reorganization as stated in Note 1.

Preferred shares

On November 22, 2018, the Company entered into share purchase agreement with two institutional investors pursuant to which the investors purchased 8,611,133 shares of the Company’s Series A convertible Preferred Shares for total proceeds of USD 20,000,000. The Preferred Shares holders could convert the Class B Ordinary Shares at any time at the Preferred Shares issue prices. Each Preferred Share shall automatically be converted into Class B Ordinary Shares, at the then applicable Preferred Share Conversion Price upon the closing of a Qualified Initial Public Offering (IPO). If the Company fails to complete the IPO, the preferred shares holders have no redemption rights on the preferred shares nor is the Company required to buy back any shares. Accordingly, the Company accounted for the convertible preferred shares as equity.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Wimi WFOE and Beijing WiMi (collectively “Wimi PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Wimi PRC entities.

Wimi PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Wimi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Wimi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Wimi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Wimi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2019, amounts restricted are the paid-in-capital and statutory reserve of Wimi PRC entities, which amounted to RMB 114,161,660 (USD 16,364,448).

Statutory reserve

As of December 31, 2018 and 2019, Wimi PRC entities collectively attributed RMB 19,647,831 and RMB 22,201,382 (USD 3,182,446), of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended December 31, 2017, the Company’s shareholders contributed RMB 30,000,000 to the Company.

Note 15—Commitments and contingencies

Lease commitments

The Company has entered into twenty non-cancellable operating lease agreements for office spaces. The Company’s commitment for minimum lease payments under these operating leases as of December 31, 2019, for the next five years is as follow:

	Minimum lease payment
Twelve months ending December 31,	RMB	USD
2020	2,478,329	355,255
2021	1,639,356	234,993
Thereafter	—	—
Total minimum payments	4,117,685	590,248

Rent expense for the years ended December 31, 2017, 2018 and 2019 was RMB 2,933,035, RMB 3,359,469 and RMB 3,707,039 (USD 531,384), respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Wimi WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Note 16—Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (1) AR advertising services, and (2) AR entertainment.

The following tables present summary information by segment for the years ended December 31, 2017, 2018 and 2019:

	AR advertising services	AR entertainment	Total December 31, 2017
	RMB	RMB	RMB
Revenues	133,078,464	58,951,060	192,029,524
Cost of revenues	66,148,464	13,031,723	79,180,187
Gross profit	66,930,000	45,919,337	112,849,337
Depreciation and amortization	4,338,510	8,443,461	12,781,971
Total capital expenditures	171,364	1,792,869	1,964,233

	AR advertising services	AR entertainment	Total December 31, 2018
	RMB	RMB	RMB
Revenues	181,241,346	44,030,218	225,271,564
Cost of revenues	81,437,761	3,976,300	85,414,061
Gross profit	99,803,585	40,053,918	139,857,503
Depreciation and amortization	4,360,632	9,178,221	13,538,853
Total capital expenditures	26,380	20,192	46,572

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	AR advertising services	AR entertainment	Total December 31, 2019	Total December 31, 2019
	RMB	RMB	RMB	USD
Revenues	267,514,061	51,667,363	319,181,424	45,752,906
Cost of revenues	140,716,036	5,451,807	146,167,843	20,952,358
Gross profit	126,798,025	46,215,556	173,013,581	24,800,548
Depreciation and amortization	9,455,226	4,428,693	13,883,919	1,990,184
Total capital expenditures	161,505	34,493	195,998	28,095

Total assets as of:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
AR advertising services	410,506,084	379,286,036	54,368,572
AR entertainment	196,977,342	184,212,477	26,405,849
Total Assets	607,483,426	563,498,513	80,774,421

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	RMB	USD
Domestic PRC revenues	166,010,547	209,495,553	303,357,469	43,484,629
International revenues	26,018,977	15,776,011	15,823,955	2,268,277
Total revenues	192,029,524	225,271,564	319,181,424	45,752,906

Note 17—Subsequent events

The spread of a novel strain of coronavirus (COVID-19) around the world in the first quarter of 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

On March 31, 2020, the Company completed its initial public offering (“IPO”) of 4,750,000 American Depository Shares (“ADS”) at a public offering price of $5.50 per ADS, each ADS represents two of the Company’s Class B ordinary shares, par value US$0.0001 per share, resulting in net proceeds to the Company of approximately $23.1 million after deducting underwriting commission and other expenses. In connection with the IPO, the Company’s ADS began trading on The Nasdaq Global Market on April 1, 2020 under the symbol “WIMI”.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18—Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019.

PARENT COMPANY BALANCE SHEETS

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash in bank	137,852,519	70,050,747	10,041,390
Other receivables—intercompany	—	63,037,292	9,036,050
Total current assets	137,852,519	133,088,039	19,077,440
OTHER ASSETS
Investment in subsidiaries	183,488,228	292,086,089	41,868,939
Total assets	321,340,747	425,174,128	60,946,379
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of shareholder loan	—	1,395,240	200,000
OTHER LIABILITIES
Non-current shareholder loan	2,419,278	1,063,871	152,500
Total liabilities	2,419,278	2,459,111	352,500
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Series A convertible preferred shares, $0.0001 par value, 12,916,700 shares authorized, 8,611,133 shares issued and outstanding of December 31, 2018 and 2019, respectively	5,910	5,910	861
Class A ordinary shares, $0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding of December 31, 2018 and 2019	13,095	13,095	2,011
Class B ordinary shares, $0.0001 par value, 466,967,730 shares authorized, 79,884,430 shares issued and outstanding of December 31, 2018 and 2019	52,005	52,005	7,988
Additional paid-in capital	168,166,990	168,166,990	24,105,815
Retained earnings	129,526,973	229,177,894	32,851,394
Statutory reserves	19,647,831	22,201,382	3,182,446
Accumulated other comprehensive income	1,508,665	3,097,741	443,364
Total shareholders’ equity	318,921,469	422,715,017	60,593,879
Total liabilities and shareholders’ equity	321,340,747	425,174,128	60,946,379

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
OPERATING EXPENSES
General and administrative	—	(1,838,494)	(7,972,189)	(1,142,770)
Total operating expenses	—	(1,838,494)	(7,972,189)	(1,142,770)
LOSS FROM OPERATIONS		(1,838,494)	(7,972,189)	(1,142,770)
OTHER INCOME (EXPENSE)
Interest income	—	—	1,025,954	147,065
Finance expense	—	(345)	(5,456)	(782)
Equity income of subsidiaries and VIE	73,337,971	91,056,631	109,156,163	15,646,937
Total other income, net	73,337,971	91,056,286	110,176,661	15,793,220
NET INCOME	73,337,971	89,217,792	102,204,472	14,650,450
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(250,623)	1,759,288	1,589,076	227,785
COMPREHENSIVE INCOME	73,087,348	90,977,080	103,793,548	14,878,235

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	73,337,971	89,217,792	102,204,472	14,650,450
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	(73,337,971)	(91,056,631)	(109,156,163)	(15,646,937)
Change in operating assets and liabilities
Other receivables - intercompany	—	—	(62,298,143)	(8,930,097)
Net cash used in operating activities	—	(1,838,839)	(69,249,834)	(9,926,584)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A convertible preferred shares	—	137,738,000	—	—
Proceeds from related party loans	—	2,419,278	—	—
Net cash provided by financing activities	—	140,157,278	—	—
EFFECT OF EXCHANGE RATE ON CASH	—	(465,920)	1,448,063	207,572
CHANGES IN CASH AND CASH EQUIVALENTS	—	137,852,519	(67,801,771)	(9,719,012)
CASH AND CASH EQUIVALENTS, beginning of year	—	—	137,852,519	19,760,402
CASH AND CASH EQUIVALENTS, end of year	—	137,852,519	70,050,748	10,041,390