Form 20-F
period 2020-12-31
WiMi Hologram Cloud Inc.
filed 2021-04-29
CIK 1770088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Shuo Shi, Chief Executive and Operations Officer

sean@wimiar.com

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, there were (i) 20,115,570 Class A ordinary shares issued and outstanding, par value US$0.0001 per share, and (ii) 130,953,843 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

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

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refer to the American depositary shares, each representing two Class B ordinary shares;

●	“AR” refers to augmented reality, a technology that enhances the real world through the use of sensory information (visual, audio, or otherwise), which is added to the actual view of the real world;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“CPM” refers to cost per thousand impressions, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;
●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refer to the legal currency of the Hong Kong SAR;

●	“ordinary shares” refer to ordinary shares consisted of our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“US$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States;

●	“View” refers to the number of time an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

●	“WIMI”, “WiMi Cayman”, “we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report refer to WiMi Hologram Cloud Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs and their subsidiaries.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.5249 to US$1.00, representing the mid-point reference rate set by Peoples’ Bank of China on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA.

The following selected consolidated statement of operations and comprehensive income (loss) data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated balance sheet data as of December 31, 2018 has been derived from our audited consolidated financial statements not included in this annual report.

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

The following table presents our selected consolidated statements of operations and comprehensive income (loss) for the years indicated.

Selected Consolidated Statements of Operations and	For the Years Ended December 31,
Comprehensive Income (Loss):	2018	2019	2020	2020
	RMB	RMB	RMB	USD

Operating revenues	225,271,564	319,181,424	766,013,586	117,398,517
Cost of revenues	(85,414,061)	(146,167,843)	(596,578,700)	(91,431,087)
Gross profit	139,857,503	173,013,581	169,434,886	25,967,430
Operating expenses	(39,054,908)	(60,162,041)	(322,851,417)	(49,479,904)
Income (loss) from operations	100,802,595	112,851,540	(153,416,531)	(23,512,474)
Other (expenses) income, net	(3,509,207)	(7,517,988)	11,363,289	1,741,527
Provision for income taxes	(8,075,596)	(3,129,080)	(2,904,681)	(445,169)
Net income (loss)	89,217,792	102,204,472	(144,957,923)	(21,770,947)
Less: Net income attributable to non-controlling interests	-	-	6,209,945	951,730
Net income (loss) attributable to WiMi Hologram Cloud, Inc.	89,217,792	102,204,472	(151,167,868)	(23,167,846)
Other comprehensive income (loss)	1,759,288	1,589,076	(38,876,201)	(5,958,130)
Less: Comprehensive income attributable to non-controlling interests	-	-	5,865,631	898,961
Comprehensive income (loss) attributable to WiMi Hologram Cloud, Inc.	90,977,080	103,793,548	(189,699,755)	(29,073,207)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	129,439,604	129,439,604
Diluted	100,922,621	108,611,133	129,439,604	129,439,604
EARNINGS PER SHARE
Basic	0.89	1.02	(1.17)	(0.18)
Diluted	0.88	0.94	(1.17)	(0.18)

Non-GAAP Financial Data:(1)
Non-GAAP net income attributable to WiMi Hologram Cloud, Inc.	89,217,792	102,204,472	40,250,590	6,168,766
NON-GAAP WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	129,439,604	129,439,604
Diluted(2)	100,922,621	108,611,133	129,453,166	129,453,166
NON-GAAP EARNINGS PER SHARE
Basic	0.89	1.02	0.31	0.05
Diluted	0.88	0.94	0.31	0.05

(1)	See “Non-GAAP Financial Measures”.
(2)	The dilutive effect was due to 45,000 shares of unvested stock based compensation.

The following table presents our selected consolidated balance sheets as of December 31, 2018, 2019 and 2020.

	As of December 31,
Selected Consolidated Balance Sheet Data:	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Current assets	213,295,430	177,511,440	616,425,842	94,472,841
Other assets	394,187,996	385,987,073	555,995,843	85,211,396
Total assets	607,483,426	563,498,513	1,172,421,685	179,684,237
Total liabilities	288,561,957	140,783,496	163,369,762	25,037,894
Total WiMi Hologram Cloud, Inc. shareholders’ equity	318,921,469	422,715,017	997,246,189	152,837,007
Non-controlling interests	-	-	11,805,734	1,809,336
Total shareholders’ equity	318,921,469	422,715,017	1,009,051,923	154,646,343

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Years Ended December 31
Selected Consolidated Cash Flow Data:	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	99,452,205	143,955,544	(66,960,681)	(10,262,333)
Net cash used in investing activities	(98,597,356)	(126,479,892)	(228,129,543)	(34,962,918)
Net cash provided by (used in) financing activities	137,493,993	(40,974,000)	562,639,786	86,229,642
Effect of exchange rate on cash, cash equivalents and restricted cash	937,466	599,384	(28,489,442)	(4,366,263)
Net change in cash, cash equivalents and restricted cash	139,286,308	(22,898,964)	239,060,120	36,638,128
Cash, cash equivalents and restricted cash, beginning of year	12,661,634	151,947,942	129,048,978	19,777,924
Cash, cash equivalents and restricted cash, end of year	151,947,942	129,048,978	368,109,098	56,416,052

Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP financial measures as supplemental measures to review and assess our operating performance of non-GAAP net income (loss). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP.

We define non-GAAP net income (loss) attributable to us as net income (loss) before stock compensation expenses.

Although stock compensation is an important aspect of the compensation of our employees, we exclude stock compensation expenses from non-GAAP net income (loss) attributable to us primarily because they are non-cash expenses and are partially discretionary in nature, which is not necessarily indicative of our ongoing business performance. We believe that it is useful to exclude stock compensation expenses for investors to better understand the long-term underlying performance of our core operations and to facilitate comparison of our results to our prior periods and to our peer companies.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate our business plans. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges of stock compensation expenses.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Stock compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income (loss). Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including our peer companies, so their utility for comparison purposes may be limited.

We compensate for these limitations by reconciling our non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our non-GAAP net income attributable to us to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

Reconciliation of Net Income (Loss) Attributable to WiMi Hologram Cloud, Inc.	For the Years Ended December 31,
to Non-GAAP Net Income Attributable to WiMi Hologram Cloud, Inc.:	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net income (loss) attributable to WiMi Hologram Cloud, Inc.	89,217,792	102,204,472	(151,167,868)	(23,167,846)
Stock compensation expenses	-	-	191,418,458	29,336,612
Non-GAAP net income attributable to WiMi Hologram Cloud, Inc.	89,217,792	102,204,472	40,250,590	6,168,766
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	129,439,604	129,439,604
Diluted	100,922,621	108,611,133	129,439,604	129,439,604
EARNINGS PER SHARE
Basic	0.89	1.02	(1.17)	(0.18)
Diluted	0.88	0.94	(1.17)	(0.18)
NON-GAAP WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	129,439,604	129,439,604
Diluted(1)	100,922,621	108,611,133	129,453,166	129,453,166
NON-GAAP EARNINGS PER SHARE
Basic	0.89	1.02	0.31	0.05
Diluted	0.88	0.94	0.31	0.05

(1)	The dilutive effect was due to 45,000 shares of unvested stock based compensation.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to Our Business and Industry

We operate in a relatively new and rapidly evolving market.

We offer AR-based holographic services and products to cater to our customers’ needs, focusing on providing an innovative, immersive and interactive holographic AR experience for our customers and end users. We also engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Our holographic AR business primarily depends on the continuing development and growth of the holographic AR industry in China. Growth of the holographic AR industry in China is affected by numerous factors, including but not limited to, technological innovations, user experience, development of internet and internet-based services, regulatory environment, and macroeconomic environment. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to changes in the holographic AR industry, including rapid technological evolution, continued shifts in customer demands, introductions of new products and services and emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve.

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

We believe that the application demand for holographic 3D vision in the semiconductor industry is growing rapidly and represents promising market potentials. We began to develop our semiconductor business and explore the relevant applications of holographic 3D vision in the semiconductor industry and the provision of computer chip products and the sales of comprehensive solutions for central processing algorithms to enterprise customers in July 2020. If the demand for our services and products is not sustained, does not increase, if companies in the semiconductor industry expand too aggressively in light of the increase in demand, or if we cannot take appropriate or effective actions in a timely manner during any industry-wide downturns, such as reducing our costs to sufficiently offset declines in demand for our services, our results of operations for our semiconductor business may be adversely affected.

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

The markets for our products and services are characterized by intense competition, new industry standards, limited barriers to entry, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions (including alternatives with limited functionality available at lower costs or free of charge). Any of these factors could create downward pressure on pricing and profitability and could adversely affect our ability to attract new customers. Our future success will depend on our continued ability to enhance our existing products and services, introduce new products and services in a timely and cost-effective manner, meet changing customer expectations and needs, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Furthermore, we are a small-size company as compared to some of the well-established enterprises that could potentially enter the holographic AR market and semiconductor industry. Some of our current and potential competitors enjoy competitive advantages such as greater financial, technical, sales, marketing and other resources, broader brand awareness, and access to larger customer bases. As a result of these advantages, potential and current customers might select the products and services of our competitors, causing a loss of our market share.

We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

We have a limited operating history. Our holographic AR business was launched in 2015 and our semiconductor business was launched in July 2020. Although we have experienced significant growth since our business was launched, our historical growth rate may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we had in the past. As our business and the holographic AR market and the semiconductor industry in China continue to develop, we may need to adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

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

The holographic AR industry and semiconductor industry are rapidly evolving and subject to continuous technological changes. Our success depends on our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and industry developments and offerings to serve the evolving needs of our customers. Our growth strategy is focused on responding to these types of developments by driving innovation that will enable us to expand our business into new growth areas. If we do not sufficiently invest in new technology and industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our results of operations, and our ability to develop and maintain a competitive advantage and continue to grow could be negatively affected. In addition, we operate in a quickly evolving environment, in which there currently are, and we expect will continue to be, new technology entrants. New services or technologies offered by competitors or new entrants may make our offerings less differentiated or less competitive, when compared to other alternatives, which may adversely affect our results of operations. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. Failure to adapt our products and services to such changes in an effective and timely manner could materially and adversely affect our business, financial condition and results of operations.

We incurred net loss and had net cash outflow from operating activities in 2020, and we may not be able to maintain profitability in the future.

We incurred net loss in 2020. We had net income from continuing operations of RMB89.2 million and RMB102.2 million in 2018 and 2019, respectively, and had net loss from continuing operations of RMB145.0 million (US$21.8 million) in 2020. In addition, we had negative cash flows from operating activities in 2020. We generated positive cash flows from operating activities in the amount of RMB99.4 million and RMB144.0 million in 2018 and 2019, respectively. However, we had negative cash flows of RMB67.0 million in 2020. We have made significant investments in research and development, business acquisitions, and employee stock compensation expenses to develop and expand our business. We expect to continue to invest significantly in research and development to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow from operating activities on a timely basis, or at all.

We may not maintain profitability, or we may incur substantial losses for a number of reasons, including the lack of demand for our products and services, increasing competition, challenging macro-economic environment due to the COVID-19 pandemic, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.

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

We have made and will continue to make significant investments in research, development, and marketing for existing products, services, and technologies, including holographic AR advertising solutions, mobile payment middleware, integrated holographic AR software, other AR-based holographic offerings, holographic 3D vision-related semiconductor application solutions, and central processing algorithms and related services, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to, innovativeness, developer support, and effective distribution and marketing. If customers do not perceive our latest offerings as providing significant new functionality or other value, they may reduce their purchases of our services or products, unfavorably affecting our revenue and profits. We may not achieve significant revenue from new product, service or distribution channel investments, or new applications of existing new product, service or distribution channel investments, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins we have experienced historically. Furthermore, developing new technologies is complex and can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect our revenue and profits.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is evolving. We generate our revenues from holographic AR advertising services, payment middleware licensing, semiconductor products and related accessories, and central processing algorithms and related services with software and hardware integration, including customized central processing units, or CPUs, based on customers’ specific demands. We plan to further increase revenue contribution from our other hologram-related monetization methods and semiconductor product offerings. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or profits or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers, we may fail to attract or retain users or to generate sufficient revenues or profits to justify our investments, and our business and operating results may suffer as a result.

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

Operating our holographic AR business and semiconductor business requires significant, continuous investment in acquiring, maintaining and upgrading contents and technologies. Historically, we have financed our operations primarily with net cash generated from operating activities, financial support from our shareholders and equity financings and loans from third parties. As part of our growth strategy, we plan to continue to invest substantial capital in our research and development activities in the future, which may require us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including but not limited to those relating to:

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

We offer holographic AR advertising solutions primarily through contracts entered into with advertisers or third-party advertising agencies and middleware services primarily through contracts entered into with app developers and content providers. We offer semiconductor products and accessories, and design software for central processing units, and offer comprehensive solutions for central processing algorithms and related services with software and hardware integration to manufacturers of electronic products and internet information infrastructure service providers. We promote our products and services directly through our experienced and creative sales and marketing team by making direct office visits, attending conferences and industry exhibitions, and through word-of-mouth referral. Our ability to retain existing customers or attract new customers depends on many factors, some of which are out of our control, including:

●	Our ability to innovate and rapidly respond to customer needs;

●	The competitiveness of our pricing and payment terms for our customers, which may, in turn, be constrained by our capital and financial resources;

●	Sufficient capital support;

●	Our ability to acquire complementary technologies, products and businesses to enhance the features and functionality of our applications; and

●	Brand awareness and reputation.

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

The outbreak of novel coronavirus (COVID-19) starting from late January 2020 has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half of 2020. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a substantial risk that our business, results of operations, and financial condition may be materially and adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We temporarily closed our offices and implemented work from home policy in February 2020, as required by relevant PRC regulatory authorities. Since March 16, 2020, our offices have reopened and have been fully operational.

●	Our customers were negatively impacted by the outbreak and reduced their budgets for online advertising and marketing in 2020. As a result, our gross profit and net income for 2020 were negatively impacted. However, to date, none of our customers have terminated contracts with us.

●	Certain of our customers were negatively impacted by the outbreak and reduced their budgets for MR software development in 2020. As a result, we reduced our future cash flow forecast and recorded an impairment in the amount of approximately RMB7.3 million (US$1.1 million).

●	The situation may worsen if the COVID-19 outbreak continues, and our customers may request additional time to pay us or fail to pay us on time, or at all, which may require us to record additional allowances. We have not experienced significant collection issues in 2020. We will continue to closely monitor our collections throughout 2021.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ADSs will decline significantly, in which case you may lose your investment.

While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the pandemic. Relaxation of restrictions on economic and social life may lead to new cases, which may lead to re-imposition of restrictions. Consequently, the continuance of COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations in the future. The extent to which this pandemic impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, such as the availability of effective vaccines or cure, among others, and future actions we or the authorities may take in response to these developments.

Our failure to protect our intellectual property rights may undermine our competitive position.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. Please see Item 4.B. “Business Overview—Intellectual Property” for more details. We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to AR technology, our hologram contents, and semiconductor products and software designs. We have devoted considerable time and energy to the development and improvement of our software, middleware, websites, and our IPs.

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

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of December 31, 2020, we had 195 registered patents, 56 patent applications pending in China and no additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any pending patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar to or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Our services or solutions could infringe upon the intellectual property rights of others or we might lose our ability to utilize the intellectual property of others.

We cannot be sure that our services and solutions do not infringe on the intellectual property rights of third parties, and these third parties could claim that we or our customers are infringing upon their intellectual property rights. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. Any claims or litigation in this area could be time-consuming and costly, damage our reputation and/or require us to incur additional costs to obtain the right to continue to offer a service or solution to our customers. If we cannot secure this right at all or on reasonable terms, or we cannot substitute alternative technology, our results of operations could be materially adversely affected. The risk of infringement claims against us may increase as we expand our industry software solutions.

In the operation of our AR holographic ads business, we do not enter into any agreements directly with the copyright owners of the videos in which ads are placed using our software. Consequently, there is no assurance that we will not be affected by disputes between platform operators, on the one hand, and copyright owners of such videos, on the other hand.

Additionally, in recent years, individuals and firms have purchased intellectual property assets in order to assert claims of infringement against technology providers and customers that use such technology. Any such action naming us or our customers could be costly to defend or lead to an expensive settlement or judgment against us. Moreover, such an action could result in an injunction being ordered against our customers or our own services or operations, causing further damages.

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

Our business depends on our ability to successfully and timely obtain payment from our customers of the amounts they owe us for work performed. We evaluate the financial condition of our customers and usually bill and collect on 30 to 60 day cycles. We have established allowances for losses of receivables and unbilled services. Actual losses on balances could differ from those that we currently anticipate, and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our customers. Macroeconomic conditions could also result in financial difficulties for our customers, including bankruptcy and insolvency. This could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Recovery of customer financing and timely collection of balances also depend on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our customer balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

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

Our AR holographic business’s success depends on the interoperability of our products and services with next-generation AR hardware.

The success of our AR holographic business and our AR products depends upon the cooperation of AR hardware manufactures to ensure interoperability with our products and offer compatible products and services to end users. To the extent that hardware manufactures perceive that their products and services compete with ours, they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary application programming interfaces (“APIs”), protocols or formats, or engage in practices to actively limit the functionality, compatibility and certification of our products. If any of the foregoing occurs, our product development efforts may be delayed or foreclosed and it may be difficult and more costly for us to achieve functionality and service levels that would make our services attractive to end users, any of which could negatively impact our business and operating results.

Future litigation could have a material and adverse impact on our business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, in matters relating to intellectual property rights, contractual disputes and competition claims. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base. In addition to the related costs, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our business, financial condition and results of operations.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market. We are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this annual report, since we are an emerging growth company as defined under the JOBS Act. However, in the course of auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified three material weaknesses in information technology general control (“ITGC”) in the areas of: (1) risk assessment and mitigation strategy, (2) computer operations, data backup, and disaster recovery, and (3) system security and access/segregation of duties.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, (1) streamlining our accounting department structure and enhance our staff’s U.S. GAAP expertise on a continuous basis by (a) requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, and (b) providing internal training to our accounting staff on U.S. GAAP ; (2) implementing sufficient policies and controls to enable management and other personnel to understand and carry out their internal control responsibilities; (3) setting up internal audit department to evaluate and monitor our internal controls; (4) developing enhanced risk assessment procedures and controls related to changes in IT systems; (5) developing a training program for internal control staff to address ITGC principals and requirements, with a focus on issues related to user access and change-management over IT systems impacting financial reporting; and (6) developing and maintaining documentation underlying ITGC. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ADSs may not be able to remain listed on the NASDAQ Global Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that as of December 31, 2021, our internal control over financial reporting was not effective due to material weaknesses identified above. Once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

As of September 27, 2020, our then wholly-owned subsidiary, VIYI Technology Inc., which was later renamed as VIYI Algorithm Inc., or VIYI, entered into an acquisition framework agreement with FE-DA Electronics Company Private Limited, or FE-DA, and its original shareholder, to acquire the entire equity interests of FE-DA. FE-DA is a provider of Internet of Things solutions based in Singapore, and primarily engages in the central processing algorithm integrated circuit (“CPA-IC”) solution business in Southeast Asia. In addition, we may continue to seek acquisition opportunities, as appropriate, to extend our holographic content production and software development capabilities, and evaluate potential target companies with strong software engineering and middleware development capabilities and leading patent-protected hologram technologies. Acquisitions or expansions may not be successfully completed and we may not be able to find or consummate suitable acquisition or expansion alternatives. If we successfully complete any acquisition or expansion, we may raise financing, either in the capital markets or in the form of bank financing, to cover all or part of the purchase price, which will lead to changes to our capital structure and may restrict us in other ways. In addition, to the extent we fund these business initiatives through the issuance of equity or convertible debt securities, the ownership interest of our shareholders could be diluted.

Acquisitions and expansions involve numerous risks, including potential difficulties in retaining and assimilating personnel, risks and difficulties associated with integrating the operations and culture of acquired businesses, diversions of management attention and other resources, lack of experience and industry and market knowledge of the new businesses, risks and difficulties associated with complying with laws and regulations related to the acquisitions and acquired businesses, and failure to properly identify problems with acquisition targets through the due diligence process. In addition, acquisitions and expansions may significantly stretch our capital, personnel and management resources and, as a result, we may fail to manage our growth effectively. Any new acquisition or expansion plans may also result in our assumption of debts and other liabilities, assumption of potential legal liabilities in respect of the new businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our businesses, financial condition and results of operations. In particular, if any new businesses we acquire fail to perform as we expected, we may be required to recognize a significant impairment charge, which could materially and adversely affect our business, financial condition and results of operations. There may also be established players in these sectors and markets that enjoy significant market share, and it may be difficult for us to win market share from them. Furthermore, some of the overseas markets that we target may have high barriers of entry for foreign players. There can be no assurance that our acquisition or expansion plans will be successful.

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

We have adopted an equity incentive plan and have granted share-based awards under our equity incentive plan, which will result in increased stock compensation expenses.

We adopted our 2020 Equity Incentive Plan, or the 2020 Plan, in July 2020 for purposes of granting stock-based compensation awards to employees, directors, officers, and consultants to incentivize their performance and align their interests with ours. Under our 2020 Plan, we are authorized to grant restricted Class B ordinary shares, options to purchase Class B ordinary shares of our company and restricted share units to receive Class B ordinary shares. The maximum number of Class B ordinary shares which may be issued pursuant to all awards under the 2020 Plan is 17,500,000. As of the date of this annual report, we have issued 17,500,000 Class B ordinary shares, of which we granted an aggregate of 16,758,240 restricted Class B ordinary shares to our directors, officers, key employees and advisors, among which 15,993,240 Class B ordinary shares were fully vested in October and December 2020, and 765,000 restricted Class B ordinary shares are to be vested over a three-year period. The remaining 741,760 Class B ordinary shares are held in trust designated by the administrator of the 2020 Plan. As a result, we incurred substantial stock compensation expenses in connection with these grants in the second half of 2020, which have an adverse effect on our results of operations and financial condition for 2020.

We believe the grant of share incentive awards is of significant importance to our ability to attract and retain employees, and we may continue to grant share incentive awards to employees in the future. As a result, we will incur expenses associated with stock-based compensation, which may have an adverse effect on our results of operations and financial condition.

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

Foreign ownership of the telecommunication business and certain other businesses in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), or the Negative List, and Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016), foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider other than operating e-commerce, and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List, Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016) and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online operating business, internet audio-visual programs business, internet culture business and radio and television program production business.

We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries are eligible to operate internet content services, online culture activities or other businesses which foreign-owned companies are prohibited or restricted from conducting in the PRC. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIEs and their subsidiaries. Our subsidiaries in the PRC have entered into a series of contractual arrangements with our VIEs and their respective shareholders, in order for us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase the equity interests in our VIEs. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. See “Item 4. Information on the Company- 4.C. Organization Structure” for details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the telecommunication business and certain other businesses, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lacks the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), would have broad discretion in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;

●	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

●	restricting or prohibiting our use of the proceeds we receive from our offshore financing activities to finance our business and operations in China.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrence of any of these events results in our inability to direct the activities of our VIEs that most significantly impacts their economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

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

The internet content service and online culture activities that we conduct through our VIEs are subject to Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Version) (the “2018 Negative List”) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new “negative list” to be issued under the Foreign Investment Law will be different from the 2018 Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

We rely on contractual arrangements with our VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our VIEs, and their respective shareholders, and certain of their subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our revenues in 2018, 2019 and 2020.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer its equity interest in our VIEs to our PRC subsidiaries or their designees after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our shareholders or the shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

All the agreements under our contractual arrangements with our VIEs and their equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements with our VIEs and their equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, they hold certain assets that are material to the operations of certain portion of our business. If our any of our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the chops of our PRC subsidiaries, our VIEs and their respective subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

A severe or prolonged downturn in the PRC or global economy and political tensions between the United States and China could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility.

If we plan to expand our business internationally and do business cross-border in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In particular, there have been heightened tensions in international economic relations between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what the U.S. government characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. Although the direct impact of the current international trade tension, and any escalation of such tension, on the AR industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, U.S. President Donald J. Trump signed the Holding Foreign Companies Accountable Act into law, which requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. The Holding Foreign Companies Accountable Act and any proposed SEC rules may have a material and adverse impact on the stock performance of China-based companies listed in the United States. In addition, the recent market panics over the global outbreak of COVID-19 materially and negatively affected the global financial markets in March 2020, which may cause potential slowdown of the global economy. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy and the political tensions between the United States and China may materially and adversely affect our business, financial condition, results of operations and prospects.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. As of March 24, 2021, the SEC adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. However, due to the recent developments in connection with the implementation of the Holding Foreign Companies Accountable Act, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

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

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are an exempted limited liability company, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from out offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the People’s Bank of China Notice No. 9 (“PBOC Notice No. 9”). Any medium- or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds we receive from our offshore financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the PRC subsidiaries. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our offshore financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds from our offshore financing activities to fund the establishment of new entities in China by our VIEs or their subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries which in turn relies on consulting and other fees paid by our VIEs for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Furthermore, if our PRC subsidiaries, our VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Risks Related to the ADSs

The market price for our ADSs have fluctuated and may be volatile.

The trading price of our ADSs have fluctuated since we first listed our ADSs on NASDAQ. The trading price of our ADSs has been volatile and has ranged from US$3.20 to US$29.50 since our ADSs started to trade on NASDAQ on April 1, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this report, we have 20,115,570 Class A ordinary shares and 153,300,513 Class B ordinary shares outstanding. The ADSs representing our Class B ordinary shares sold in our public offerings are freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares are available for sale, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. To the extent that these ordinary shares are sold into the market, the market price of our ADSs could decline.

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

As an exempted company incorporated in the Cayman Islands that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Pursuant to Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. We may also choose to follow other home country practices in the future. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results of operations through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020. However, it is not entirely clear how the contractual arrangements between our subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

We commenced our commercial operations in May 2015 through Beijing WiMi Hologram Cloud Software Co., Ltd., or Beijing WiMi (previously under the name “WiMi Lightspeed Capital Investment Management (Beijing) Co., Ltd.”). In February 2016, Beijing WiMi formed a wholly-owned subsidiary, Micro Beauty Lightspeed Investment Management HK Limited in Hong Kong. In addition, Beijing WiMi acquired 100% equity interest in Shenzhen Yidian Internet Technology Co., Ltd, or Shenzhen Yidian on October 21, 2015, Shenzhen Yitian Hulian Internet Technology Co., Ltd., or Shenzhen Yitian on August 20, 2015 and Shenzhen Kuxuanyou Technology Co., Ltd., or Shenzhen Kuxuanyou on August 26, 2015.

We incorporated WiMi Cayman under the laws of the Cayman Islands as our offshore holding company in August 2018 to facilitate offshore financing. In September 2018, we established WiMi Hologram Cloud Limited, or WiMi HK, our wholly-owned Hong Kong subsidiary, and WiMi HK established a wholly-owned PRC subsidiary, Beijing Hologram WiMi Cloud Internet Technology Co., Ltd., or Hologram WiMi, which we also referred in this annual report as WiMi WFOE.

In April 2020, we completed our initial public offering in which we offered and sold an aggregate of 9,500,000 Class B ordinary shares in the form of 4,750,000 ADSs. The ADSs were sold at an offering price of US$5.50 per ADS generating gross proceeds of approximately US$26.125 million, and net proceeds of approximately US$24.2 million after deducting underwriting commission and other expenses. On April 1, 2020, our ADSs began trading on the Nasdaq under the symbol “WIMI”. On July 27, 2020, we completed our follow-on public offering of 7,560,000 ADSs at the price of US$8.18 per ADS, resulting in net proceeds to us of approximately US$57.3 million, after deducting placement agent fees and other expenses.

WiMi HK set up joint venture companies, ICinit Limited and VIDA Semicon Co., Limited in June and August 2020, respectively. In August 2020, we established a wholly-owned subsidiary, Lixin Technology, in Hainan Province, China. In September 2020, we established our then wholly-owned subsidiary, VIYI, in Cayman Islands. As of September 27, 2020, VIYI entered into an acquisition framework agreement with FE-DA Electronics Company Private Limited, or FE-DA, and its original shareholder, to acquire the entire equity interests of FE-DA for a total consideration of US$35 million, which shall be paid in several installments, subject to the fulfilment of certain performance conditions by FE-DA. The acquisition framework agreement was subsequently amended and supplemented on September 28, 2020 pursuant to which the original shareholder of FE-DA has undertaken certain performance guarantees of FE-DA’s net profits, and VIYI is entitled to seek refund from the original shareholder of FE-DA. VIYI paid US$ 15 million on November 27, 2020 and the remaining payments for this acquisition are expected to be made in three installments during the next three years, subject to the fulfilment of certain performance conditions by FE-DA. The first payment of US$ 6 million is due on March 31, 2022 if the net income of FE-DA for the year of 2021 is at least US$ 3 million; the second payment of US$ 6 million is due on March 31, 2023 if the net income of FE-DA for the year of 2022 is at least US$ 6 million; and the third payment of US$ 8 million is due on March 31, 2024 if the net income of FE-DA for the year of 2023 is at least US$ 9 million. If FE-DA is unable to meet the performance target in any year, the Company is entitled to a refund of consideration that is twice of the difference between FE-DA’s actual net profits and the guaranteed net profits. On March 26, 2021, FE-DA and VIYI entered into a second amended agreement to amend the terms of the payment for the three installments so that all payments will be settled on March 31, 2024. FE-DA is a provider of Internet of Things solutions based in Singapore, and primarily engages in the central processing algorithm integrated circuit (“CPA-IC”) solution business in Southeast Asia.

On November 15, 2020, we entered into an equity transfer agreement with Bofeng Investment Limited and Bravo Great Enterprises Limited, pursuant to which we transferred 4.0% and 6.0% of the issued share capital of VIYI to Bofeng Investment Limited and Bravo Great Enterprises Limited, respectively, for a total consideration of US$10.0 million. On December 7, 2020, we entered into an equity transfer agreement with Universal Winnings Holding Limited, pursuant to which we transferred 3.5% of the issued share capital of VIYI to Universal Winnings Holding Limited for a consideration of US$3.5 million.

On March 25, 2021, we completed our second follow-on public offering in which we offered and sold an aggregate of 11,173,335 units, each unit consists of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of US$8.60 per ADS. The units were sold at an offering price of US$7.50 per unit and generated gross proceeds of approximately US$83.8 million, and net proceeds of approximately US$77.8 million after deducting placement agent fees and other expenses.

In March 2021, we changed the name of VIYI from VIYI Technology Inc. to VIYI Algorithm Inc. On March 25, 2021, Bofeng Investment Limited and Bravo Great Enterprises Limited transferred their respective shareholdings in VIYI to MIDI Capital Markets LLC and Guosheng Holdings Limited. As of the date of this annual report, we hold 73% of issued and outstanding share capital of VIYI.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hologram WiMi later entered into a series of contractual arrangements with Beijing WiMi. On December 18, 2020, for the purpose of internal restructuring and under the continuous control of Hologram WiMi, the then shareholders of Beijing WiMi, transferred all of their respective equity interests in Beijing WiMi to Ms. Yadong Sun and Ms. Zhaohua Yao, the nominee shareholders of Beijing WiMi. On the same day, Ms. Yadong Sun and Ms. Zhaohua Yao, Beijing WiMi, and Hologram WiMi entered into a series of contractual agreements that allow us to exert effective control over our Beijing WiMi and its subsidiaries. On December 24, 2020, Shenzhen Weiyixin Technology Co., Ltd., or Shenzhen Weiyixin, a wholly-owned subsidiary of VIYI, also entered into a series of contractual agreements with Shenzhen Yitian, and its shareholders, which allow us to exert effective control over Shenzhen Yitian. We depend on these contractual arrangements with Beijing WiMi and Shenzhen Yitian, or our VIEs, in which we have no ownership interests, and their shareholders to conduct most aspects of our operations. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China. For more details, see “Item 4. Information on the Company—C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders”. The shareholders of our VIEs may have potential conflicts of interest with us. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—Our shareholders or the shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business” for details.

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

Capital Expenditure

Our capital expenditure amounted to approximately RMB0.05 million, RMB0.2 million and RMB0.5 million (US$74,296) for the years ended December 31, 2018, 2019 and 2020, respectively. The capital expenditure for the year ended December 31, 2020 was primarily used for the purchase of property and equipment, such as office supplies and equipment, and payment for leasehold improvements.

B.	BUSINESS OVERVIEW

We offer AR-based holographic services and products to cater to our customers’ needs, focusing on providing an innovative, immersive and interactive holographic AR experience for our customers and end users. We also engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Our AR service and product offerings primarily consist of holographic AR advertising services and holographic AR entertainment products. Approximately 80.5%, 83.8%, and 40.1% of our revenues were generated by our holographic AR advertising services for the years ended December 31, 2018, 2019, and 2020, respectively. Approximately 19.5%, 16.2%, and 3.9% of our revenues were generated by our holographic AR entertainment products for the years ended December 31, 2018, 2019, and 2020, respectively. The core of our holographic AR business is holographic AR technologies used in software engineering, content production, cloud and big data. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner. Approximately 100.0%, 100.0%, and 44.0% of our revenues were generated by our holographic AR advertising and entertainment services for the years ended December 31, 2018, 2019, and 2020, respectively.

We believe that the application demand for holographic 3D vision in the semiconductor sector is growing rapidly and represents huge market potentials. Starting in July 2020, we began to develop our semiconductor business by establishing two joint ventures, ICinit Limited and VIDA Semicon Co., Limited, and one wholly-owned subsidiary Lixin Technology Co., Ltd. In September 2020, we established VIYI, and acquired 100% equity interests of FE-DA to further develop our semiconductor business. For our semiconductor business, we engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. We began to generate revenues from our semiconductor business in September 2020. For the year ended December 31, 2020, approximately 56.0% of our revenues were generated from the sales of semiconductor products and related accessories, and software for central processing units based on customers’ specific needs.

Holographic AR Advertising Services

Our holographic AR advertising software enables users to insert into video footages real or animated three dimensional (“3D”) objects that integrate seamlessly within the scene of such footages. Our online holographic AR advertising solution embeds holographic AR ads into films and shows that are hosted by leading online streaming platforms in China. Through our proprietary image and video recognition technologies, our software enables users to analyze the underlying video footages at a pixel level to identify ad spaces that can be augmented by 3D objects. Advertisers and their agencies purchase these ad spaces through application programming interfaces, or APIs, integrated with our systems, specifying their target audience and budgets and typically providing the 3D models to be embedded in the videos. When the ad space is detected and 3D objects are generated, the 3D objects are embedded into the underlying streaming videos automatically on a batch-processing basis as determined by our software. For the year ended December 31, 2019, holographic AR ads produced using our advertising solutions generated approximately 9.7 billion views, representing an increase of 47.0% from approximately 6.6 billion views for the year ended December 31, 2018. For the year ended December 31, 2020, holographic AR ads produced using our advertising solutions generated approximately 11.3 billion views, representing an increase of 16.5% from approximately 9.7 billion views for the year ended December 31, 2019.

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

The following graphic illustrates the key steps involved in the holographic AR payment middleware services that we provide to app developers:

We generate revenues from our mobile payment middleware by sharing revenues with app developers at an agreed-upon percentage. In addition, in 2018, we launched 233 Game Platform, an online game distribution platform. This platform provides game developers with technical support and value-added services that may help them target, reach and monetize their audiences. For the year ended December 31, 2020, over 3,532 apps were operated on or docked into our 233 Game Platform, which attracted over 3,866,622 active members, defined as the number of registered accounts that logged in at least once during a specified time period. We started generating revenue from our platform in the second quarter of 2019, as we started adding new apps to the platform that gained polarity with users, and certain existing games became more popular among users.

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

Semiconductor Business

We engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Through optimizing advertising content and content matching, as well as integrating the hardware performance optimization of the central processing algorithm with software algorithm optimization, our central processing algorithm services enable internet integration agencies to enhance their cloud service computing and processing capabilities. We also provide central processing algorithm services, hardware performance optimization and software algorithm optimization services to online game developers and game distributors to help them reach the target end-users. Our smart chip optimization solutions refer to the provision of more efficient data services under optimizations of algorithm software as well as through equipping instruction chip central processing unit (“CPU”) with smart chips that have outstanding computing power. Different CPU and smart chip combinations are equipped in accordance to the diverse requirements of data processing and various data type of different industries with an aim to enhance the overall energy efficiency ratio of data services. Through the provision of CPU products and smart application solutions and value-added services, we meet the specific needs of customers. Through the sales of CPU products, we have expanded the provision of integrated smart application solutions and value-added services to our customers, which is an important link between the upstream and downstream of the CPU industry chain.

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

We have built a comprehensive holographic AR content library. The formats of our holographic AR contents range from 3D models to holographic short videos. As of December 31, 2020, we owned over 4,600 ready-to-use AR holographic contents that were available to be adapted to our holographic AR products and solutions, including animals, cartoon characters, vehicles and foods. Our AR holographic contents can be applied in various scenarios, such as education, tourism, arts and entertainment, and popular science. In addition, our content library is also enriched by copyrighted contents that we have licensed from third parties. We cooperate with various content owners, including brands, film producers and talent agencies, to adapt high-quality, popular IPs into holographic AR formats.

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

Big Data

We have developed advanced data analytics capabilities to derive actionable insights from the large amounts of data we collected from our products and third party sources, enabling us to maintain a solid end-user base in order to collect raw data. Our processing capabilities enable us to manage extremely large volumes of data and deliver real-time analysis at scale, making it possible for us to continue to improve and innovate our products and services. Our data mining and user behavioral data analytics technologies allow us to build and segment context-rich user profiles and apply such analysis in numerous applications. For instance, we have created over 2,560 user tags by analyzing user data we collected through our holographic AR advertising services.

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

Our Customers

We have a broad and diverse customer base. Currently, our customers for holographic AR business mainly consist of advertisers, distribution channels, app developers and entertainment companies. Our customer base covers a wide range of industries, including manufacturing, real estate, entertainment, technology, media and telecommunications, travel, education and retails. Our customers typically enter into a master agreement with us for a term of one year, although they do not necessarily purchase products or services from us during each quarter of such year. A separate request is submitted by a customer for each order of products or services.

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

Our customers for semiconductor business primarily include manufacturers of electronic products and internet information infrastructure service providers. We provide manufacturers of electronic products with software and hardware integrated solutions that combine chip hardware and intelligent application software. We offer hardware products and server algorithm optimization and integration solution services to internet information infrastructure service providers.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of December 31, 2020 are set out as follows:

●	Patent: We had 195 registered patents in China, which covers technologies for image processing and display, model input/output and 3D modeling, 56 pending patent applications with the PRC China National Intellectual Property Administration, and no patent under the patent cooperation treaty. 193 of our 195 registered patents were granted as patent for utility model;

●	Software copyrights. We maintain a large portfolio of copyright-protected software. We had 325 registered software copyrights in China;

●	Trademarks. We had 26 registered trademark in China, and no pending trademark application with the PRC State Administration for Industry and Commerce; and

●	Domain names. We had 25 registered domain names in China.

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

Competition

There are many other companies addressing various aspects/verticals of the holographic AR market. The competitive landscape we are faced with is fragmented and evolving. With respect to our holographic AR advertising products, we compete against both holographic AR advertisement producers and traditional advertisement producers. The semiconductor industry is also highly competitive. Our major competitors include digital marketing service providers and online game service providers.

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

Regulation on Foreign Investment Restrictions

 Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by Ministry of Commerce, or MOFCOM, and National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On June 30, 2019, MOFCOM and NDRC released the Catalog of Industries for Encouraging Foreign Investment (2019 Version) and on December 27, 2020, MOFCOM and NDRC released the Catalog of Industries for Encouraging Foreign Investment (2020 Version) which took effect on January 27, 2021 and replace the Catalog of Industries for Encouraging Foreign Investment (2019 Version). On June 23, 2020, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), which became effective on July 23, 2020.

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

Regulations on Infringement upon Intellectual Property Rights via Internet

The Civil Code of the People’s Republic of China, which was adopted by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, provides that (i) network users and network service providers shall assume tort liability if they infringe upon another person’s civil rights and interests through the network. Where it is otherwise prescribed in law, such provisions shall prevail; (ii) where a network user commits any tortious act through network services, the right holder shall have the right to notify the network service provider to take necessary action such as deletion, block or disconnection. The notice shall include preliminary evidence of the infringement and the real identity information of the right holder. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the network service provider fails to take necessary action after being notified, it shall assume joint and several liability with the network user with regard to the aggravated part of the damage. If the network user or network service provider is damaged due to wrong notice, the right holder shall assume tort liability. Where it is otherwise prescribed in law, such provisions shall prevail; (iii) Where a network service provider knows or should have known that a network user is infringing upon another person’s civil rights and interests through its network service but fails to take necessary action, it shall assume joint and several liability with the network user.

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

On November 23, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the Internet, which requires that internet services providers shall have the function of backing up the records for at least 60 days. Also, internet services providers shall (a) set up technical measures to record and keep the information as registered by users; (b) record and keep the corresponding relation between the internet web addresses and Intranet web addresses as applied by users; (c) record and follow up the net operation and have the functions of security auditing.

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC (with the Enterprise Income Tax Law of the PRC, collectively called the PRC EIT Law), which was amended on April 23, 2019. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTE, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

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

The Principal shareholders of Beijing WiMi are Jie Zhao and Minwen Wu. Jie Zhao, our Chairman, beneficially owns 100% of our outstanding Class A ordinary shares, 27.1% of our outstanding Class B ordinary shares and 82.05% of the outstanding capital stock of Beijing WiMi. Minwen Wu, the controlling person of Sensefuture Holdings Limited and Sensebright Holdings Limited, beneficially owns approximately 5.7% of our issued and outstanding Class B ordinary shares, and 11.32% of the outstanding capital stock of Beijing WiMi.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance” and “Item 4.B. Business Overview— Regulation—Regulations on Foreign Direct Investment in Value Added Telecommunications Companies.” We are a company incorporated in the Cayman Islands. Hologram WiMi and Shenzhen Weiyixin, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Beijing WiMi and Shenzhen Weiyixin, our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and their subsidiaries, and consolidate their operating results in our consolidated financial statements under GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among our PRC subsidiaries, our VIEs and their respective shareholders. We entered into a series of contractual agreements with Beijing WiMi and its shareholders on November 6, 2018 that allowed us to exert effective control over Beijing WiMi and its subsidiaries. On December 18, 2020, for the purpose of internal restructuring and under the continuous control of Hologram WiMi, the then shareholders of Beijing WiMi transferred all of their respective equity interests in Beijing WiMi to Ms. Yadong Sun and Ms. Zhaohua Yao, the nominee shareholders of Beijing WiMi. On the same day, the original series of contractual agreements were terminated and replaced by another series of contractual agreements among us, Beijing WiMi, Ms. Yadong Sun and Ms. Zhaohua Yao, to reflect the change with respect to the nominee shareholders. On December 24, 2020, Shenzhen Weiyixin entered into a series of contractual agreements with Shenzhen Yitian and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; (iii) have an exclusive option to purchase the equity interests in our VIEs, and (iv) have an exclusive option to purchase all or part of the assets of Beijing WiMi when and to the extent permitted by PRC law.

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

Agreements that provide us with effective control over Beijing WiMi

Power of Attorney. Pursuant to the power of attorney dated December 18, 2020, by Hologram WiMi and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized Hologram WiMi or any person(s) designated by Hologram WiMi to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated December 18, 2020, by and among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to Hologram WiMi to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hologram WiMi in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without the prior written approval of Hologram WiMi, during the term of each of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

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

Agreements that allow us to receive economic benefits from Beijing WiMi

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hologram WiMi and Beijing WiMi, dated December 18, 2020, Hologram WiMi has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Hologram WiMi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay Hologram WiMi service fee in the amount equal to the consolidated profit minus the loss (if any). This agreement will remain effective until the date when it is terminated by WiMi WFOE.

Agreements that provide us with the option to purchase the equity interests in Beijing WiMi

Exclusive Share Purchase Option Agreement. Pursuant to the exclusive share purchase option agreement dated December 18, 2020, by and among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi or us, they may not increase or decrease the registered capital, amend the articles of association or change the registered capital structure of Beijing WiMi. This agreement will remain effective for ten years and can be renewed at Hologram WiMi’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Agreements that provide us with the option to purchase the assets in Beijing WiMi

Exclusive Asset Purchase Agreement. Pursuant to the exclusive asset purchase agreement dated December 18, 2020 by Hologram WiMi and Beijing WiMi, Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify Hologram WiMi any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at Hologram WiMi’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Agreements that provide us with effective control over Shenzhen Yitian

Power of Attorney. Pursuant to the power of attorney dated December 24, 2020, by Shenzhen Weiyixin and each of the shareholders of Shenzhen Yitian, respectively, each shareholder of Shenzhen Yitian irrevocably authorized Shenzhen Weiyixin or any person(s) designated by Shenzhen Weiyixin to exercise such shareholder’s voting rights in Shenzhen Yitian, including, without limitation, the power to participate in and vote at shareholder meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in in Shenzhen Yitian, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Shenzhen Yitian. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Shenzhen Yitian.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated December 24, 2020, by and among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian, the shareholder of Shenzhen Yitian pledged all of their equity interest in Shenzhen Yitian to Shenzhen Weiyixin to guarantee the payment of the secured debt under the loan agreement, the performance of their other obligations under the exclusive business cooperation agreement, the exclusive share purchase option agreement and the power of attorney, as well as any loss incurred due to events of default defined therein and all expenses incurred by Shenzhen Weiyixin in enforcing such obligations. The shareholders of Shenzhen Yitian agree that, without the prior written approval of Shenzhen Weiyixin, during the term of each of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Spousal Consent Letters. Pursuant to these letters, the spouses of the applicable shareholders of Shenzhen Yitian unconditionally and irrevocably agreed that the equity interest in Shenzhen Yitian held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreements, the exclusive option agreements, and the powers of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Shenzhen Yitian held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Shenzhen Yitian held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Agreements that allow us to receive economic benefits from Shenzhen Yitian

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Shenzhen Weiyixin and Shenzhen Yitian, dated December 24, 2020, Shenzhen YIYI has the exclusive right to provide Shenzhen Yitian with technical support, consulting and other services, in exchange for a service fee in the amount equal to the consolidated profits of Shenzhen Yitian minus the loss (if any). These exclusive business cooperation agreements will remain effective unless and until terminated by Shenzhen Weiyixin, as applicable.

Agreements that provide us with the option to purchase the equity interests in Shenzhen Yitian

Exclusive Share Purchase Option Agreement. Pursuant to the exclusive share purchase option agreement dated December 24, 2020, by and among Shenzhen Weiyixin, Shenzhen Yitian and each of the shareholders of Shenzhen Yitian, each of the shareholders of Shenzhen Yitian irrevocably granted Shenzhen Weiyixin an exclusive option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Shenzhen Yitian, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Shenzhen Yitian undertakes that, without the prior written consent of Shenzhen Weiyixin, they may not increase or decrease the registered capital, amend the articles of association or change the registered capital structure of Shenzhen Yitian.  Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Loan Agreement

In addition, pursuant to the loan agreement dated December 24, 2020, between Shenzhen Weiyixin and the shareholders of Shenzhen Yitian, Shenzhen Weiyixin agreed to provide loans to the shareholders of Shenzhen Yitian to be used exclusively for the capital injection into Shenzhen Yitian. The term of the loan agreement ends on the date when Shenzhen Weiyixin exercises its exclusive share purchase option under the aforementioned exclusive share purchase option agreement.

D.	PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China and we maintain offices in Shenzhen, China, where we currently lease approximately 2,620 square meters of office space in the aggregate. We also lease approximately 655 square feet of office space in Hong Kong, and approximately 1,500 square feet of office space in Singapore. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

Overview

Our revenue increased by approximately RMB 446.8 million, or 140.0%, from approximately RMB 319.2 million for the year ended December 31, 2019 to approximately RMB 766.0 million (US$ 117.4 million) for the year ended December 31, 2020. Our non-GAAP net income, which is defined as net income (loss) before the impact of stock compensation expenses, of RMB 40.3 million (US$ 6.2 million) for the year ended December 31, 2020. Research and development expenses increased by approximately RMB 66.6 million, or 362.8%, from approximately RMB 18.4 million for the year ended December 31, 2019 to approximately RMB 85.0 million (US$ 13.0 million) for the year ended December 31, 2020.

We offer AR-based holographic services and products to cater to our customers’ needs, focusing on providing an innovative, immersive and interactive holographic AR experience for our customers and end users. We also engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Our AR service and product offerings primarily consist of holographic AR advertising services and holographic AR entertainment products. Approximately 80.5%, 83.8%, and 40.1% of our revenues were generated by our holographic AR advertising services for the years ended December 31, 2018, 2019, and 2020, respectively. Approximately 19.5%, 16.2% and 3.9% of our revenues were generated by our holographic AR entertainment products for the years ended December 31, 2018, 2019, and 2020, respectively. The core of our holographic AR business is holographic AR technologies used in software engineering, content production, cloud and big data. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner. Approximately 100.0%, 100.0%, and 44.0% of our revenues were generated by our holographic AR advertising and entertainment services for the years ended December 31, 2018, 2019, and 2020, respectively.

We believe that the application demand for holographic 3D vision in the semiconductor sector is growing rapidly and represents huge market potentials. Starting in July 2020, we began to develop our semiconductor business by establishing two joint ventures, ICinit Limited and VIDA Semicon Co., Limited, and one wholly-owned subsidiary Lixin Technology Co., Ltd. In September 2020, we established VIYI, which acquired 100% equity interests of FE-DA to further develop our semiconductor business. For our semiconductor business, we engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Approximately 56.0% of our revenues were generated by our semiconductor business for the year ended December 31, 2020 from sale of semiconductor products and related accessories, and software for CPUs based on customers’ specific needs.

We have grown rapidly since our inception. We generate revenues primarily from holographic AR advertising services and holographic AR entertainment products since our inception, and we began to generate revenues from our semiconductor business from September 2020. Our total revenues increased by RMB 93.9 million, or 41.7%, from RMB 225.3 million for the year ended December 31, 2018 to RMB 319.2 million for the year ended December 31, 2019, and further increased by RMB 446.8 million, or 140.0%, to RMB 766.0 million for the year ended December 31, 2020. Our net income was RMB 89.2 million and RMB 102.2 million for the years ended December 31, 2018 and 2019, respectively, and our net loss was RMB 145.0 million for the year ended December 31, 2020.

Impact of COVID-19

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first couple months in 2020. As the majority of our business operations and our workforce are located in China, our business, results of operations, and financial condition have been adversely affected for the first half of 2020. Our business and results of operations have been resumed to normal level in the second half of 2020. However, potential impact to our future results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We temporally closed our offices and implemented work from home policy in February 2020, as required by relevant PRC regulatory authorities. Since March 16, 2020, our offices have reopened and have been fully operational.

●	Due to the nature of our business, the impact of the closure on our operational capabilities was not significant, as most of our work force continued working offsite during such closure.

●	Our customers were negatively impacted by the outbreak and reduced their budgets for online advertising and marketing in 2020. As a result, our gross profit on AR advertising of 2020 were negatively impacted. However, to date, none of our customers have terminated contracts with us.

●

Certain of our customers were negatively impacted by the outbreak and reduced their budgets for MR software development in 2020. As a result, we reduced our future cash flow forecast and recorded an impairment in the amount of approximately RMB 7.3 million (US$ 1.1 million).

●	The situation may worsen if the COVID-19 outbreak resurges, and our customers may request additional time to pay us or fail to pay us on time, or at all, which may require us to record additional allowances. We have not experienced significant collection issues so far. We have closely monitored our collections throughout 2020 and will continuing to monitor collection from 2021 and beyond.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase number of customers

Approximately 80.5%, 83.8%, and 40.1% of our revenues were generated by our AR advertising services for the years ended December 31, 2018, 2019, and 2020, respectively. The number of our customers for our AR advertising services increased from 121 for the year ended December 31, 2018, to 153 for the year ended December 31, 2019, and further increased to 294 for the year ended December 31, 2020. In addition, average revenue per customer for AR advertising services was approximately RMB 1.5 million, RMB 1.7 million, and RMB 1.0 million for the years ended December 31, 2018, 2019, and 2020, respectively. The decrease in average revenue per customer for AR advertising services was due to lower price for our AR advertising services in order to retain and attract new customers, as they reduced their budgets on online advertising and marketing as a result of the COVID-19 pandemic. We expect that our pricing for AR advertising services will return to the pre-COVID level in 2021. Furthermore, approximately 56.0% of our revenues for the year ended December 31, 2020 were generated from sale of semiconductor products and related accessories, and software for CPUs based on customers’ specific needs. Our customers for semiconductor business include manufacturers of electronic products and internet information infrastructure service providers. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our AR advertising services and semiconductor business. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We believe that a core element of the competitiveness of the holographic AR industry and semiconductor business is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, new services, products and capabilities, to newer stages of development. To retain and attract existing and potential customers, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, holographic AR and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings. We spent approximately RMB 8.0 million, RMB 18.4 million, and RMB 85.0 million (US$ 13.0 million) on research and development for the years ended December 31, 2018, 2019, and 2020, respectively. In order to retain and provide incentive to our employees, during the year ended December 31, 2020, approximately RMB 191.4 million (US$ 29.3 million) was recorded as stock compensation expenses.

China’s per capita expenditure on education, cultural and recreation

Our business and results of operations are affected by a number of general factors affecting China’s holographic AR industry, which include the per capita expenditure on education, culture and recreation in China. The increase in expenditure on education, culture and recreation boosts the growth of relevant markets, such as entertainment market and consuming electronic device market, which in turn will increase the market demand for our services and products.

Our ability to pursue strategic opportunities for growth

We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the holographic AR industry and semiconductor industry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

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

Key Components of Our Results of Operations:

Revenues

Our revenues consist of AR advertising services revenues, AR entertainment revenues and semiconductor business revenues. AR advertising services use holographic AR materials and integrate them into advertisement on the online media platforms or offline displays. We generate revenues when we completed our performance obligation to deliver related services based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression”(“CPM”) or cost per action (“CPA”)) for online display and service period for offline display contracts. Over 90% of our contracts with customers are based on CPM. Prior to 2019, our AR advertising markets were mainly in desktop applications. Starting in the second half of 2019, we began to provide AR advertising services to short form mobile video streaming market, namely advertising on Tik-Tok or similar medium.

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

Semiconductor business revenues include revenues generated from the sales of semiconductor products and related accessories. We generate revenues when the control of products are transferred to customers as evidenced by customers signed acceptances. We also generate revenues from software development. We design software for central processing units based on customers’ specific needs. Revenues are recognized over time during the development period.

Our breakdown of revenues for the years ended December 31, 2018, 2019, and 2020, respectively, is summarized below:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Revenues
AR advertising	181,241,346	267,514,061	307,328,308	47,100,846
AR entertainment	44,030,218	51,667,363	29,740,544	4,558,008
Semiconductor business	-	-	428,944,734	65,739,663
Total revenue	225,271,564	319,181,424	766,013,586	117,398,517

Cost of Revenues

For AR advertising services, the cost of revenues consists of the costs paid to channel providers in accordance with revenue-sharing arrangements. For AR entertainment, the cost of revenues consist of the shared costs with content providers based on the profit sharing arrangements, third-party consulting services expenses and compensation expenses for our professionals. For semiconductor business, the cost of revenues consists primarily of the costs of products sold and third-party software development costs.

Our breakdown of cost of revenues for the years ended December 31, 2018, 2019, and 2020, respectively, is summarized below:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cost of revenues
AR advertising	81,437,761	140,716,036	211,297,881	32,383,313
AR entertainment	3,976,300	5,451,807	3,137,805	480,897
Semiconductor business	-	-	382,143,014	58,566,877
Total cost of revenues	85,414,061	146,167,843	596,578,700	91,431,087

Operating expenses

Operating expenses include selling, general and administrative and research and development expenses. Selling expenses are mainly salary and benefit expenses for our sales team and related travel expenses. General and administrative expenses are mainly salary and benefit of management, professional fees, services fees, rental and other operating expenses of attributable to general and administrative activities. Research and development expenses are mainly salary and benefits for in house software engineers and payments made to outside subcontractors. Stock compensation expenses are expenses related to the shares awards granted to employees and consultants pursuant to the 2020 stock compensation plan.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations as well as becoming a publicly traded company.

Results of Operations

Our consolidated results of operations for the years ended December 31, 2018, 2019, and 2020 are summarized below:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Revenues	225,271,564	319,181,424	766,013,586	117,398,517
Cost of revenues	(85,414,061)	(146,167,843)	(596,578,700)	(91,431,087)
Gross profit	139,857,503	173,013,581	169,434,886	25,967,430
Selling expenses	(1,212,400)	(1,924,784)	(3,746,873)	(574,242)
General and administrative expenses	(29,822,426)	(39,881,854)	(42,728,460)	(6,548,523)
Research and development expenses	(8,020,082)	(18,355,403)	(84,957,626)	(13,020,527)
Stock compensation expense	-	-	(191,418,458)	(29,336,612)
Income (loss) from operations	100,802,595	112,851,540	(153,416,531)	(23,512,474)
Other (expense) income, net	(3,509,207)	(7,517,988)	11,363,289	1,741,527
Income (loss) before provision for income taxes	97,293,388	105,333,552	(142,053,242)	(21,770,947)
Provision for income taxes	(8,075,596)	(3,129,080)	(2,904,681)	(445,169)
Net income (loss)	89,217,792	102,204,472	(144,957,923)	(22,216,116)
Other comprehensive income (loss)	1,759,288	1,589,076	(38,876,201)	(5,958,130)
COMPREHENSIVE INCOME (LOSS)	90,977,080	103,793,548	(183,834,124)	(28,174,246)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by approximately RMB 446.8 million, or 140.0%, from approximately RMB 319.2 million for the year ended December 31, 2019 to approximately RMB 766.0 million (US$ 117.4 million) for the year ended December 31, 2020, due to an increase of approximately RMB 39.8 million (US$ 6.1 million) in AR advertising revenue, and an increase of approximately RMB 428.9 million (US$ 65.7 million) in our semiconductor business revenues, as we began to generate revenues from our semiconductor business in September 2020. The increase in revenues was partially offset by the decrease of approximately RMB 21.9 million (US$ 3.4 million) in AR entertainment revenue.

Our AR advertising revenue increased by approximately RMB 39.8 million, or 14.9%, from approximately RMB 267.5 million for the year ended December 31, 2019 to approximately RMB 307.3 million (US$ 47.1 million) for the year ended December 31, 2020. The increase was primarily attributable to the increase in the number of advertisers who became our customers as a result of more referrals from existing customers who were satisfied with our services. The number of our customers for advertising services increased by 141, from 153 for the year ended December 31, 2019 to 294 for the year ended December 31, 2020. Average revenue per customer for AR advertising services decreased from approximately RMB 1.7 million for the year ended December 31, 2019 to approximately RMB 1.0 million for the year ended December 31, 2020. The decrease in average revenue per customer for AR advertising services was due to temporary lower price on our AR advertising services in order to retain customers and attract new customers, as our customers reduced their budgets on online advertising and marketing as a result of the COVID-19 pandemic. The number of paid impressions through our AR advertising increased by 16.5% from approximately 9.7 billion in the year ended December 31, 2019 to approximately 11.3 billion in the year ended December 31, 2020 primarily due to an increase in the number of advertisers and the launch of our advertising services in the short form mobile streaming market, where we derived approximately 31.8% of our AR advertising revenue. Prior to May 2019, most of our AR advertising revenue was from more traditional desktop markets.

Our AR entertainment revenue decreased by approximately RMB 21.9 million, or 42.4%, from approximately RMB 51.7 million for the year ended December 31, 2019 to approximately RMB 29.7 million (US$ 4.6 million) for the year ended December 31, 2020. The decrease in AR entertainment revenues was primarily attributable to a decrease in mobile games and SDK payment channel services fee revenues recognized in the year ended December 31, 2020. The decrease in SDK payment revenues was due to competition, as payment channels have been dominated by a few tech companies. The decrease in mobile games was primarily caused by reduced revenues related to AR games, which were adversely affected by the outbreak of the COVID-19, as the pandemic reduced the demand for AR games, which include real-time interactions among players in the first half of 2020 and our mobile games services fee revenues have resumed to normal level in the second half of 2020.

We began to generate revenues from our semiconductor business in September 2020. Our semiconductor business revenues amounted to approximately RMB 429.0 million (US$ 65.7 million) for the year ended December 31, 2020. Semiconductor business revenues include revenues generated from the sales of semiconductor products and related accessories and revenues from software development catering to our customers’ specific demands. We expect the semiconductor business revenues will continue to grow with the increasing demand for holographic 3D vision-related semiconductor application solutions, and we plan to combine holographic 3D vision application demand scene to provide corresponding semiconductor solutions to meet the market demand, and promote the application and popularization of holographic 3D vision technology in the semiconductor industry.

Cost of Revenues

Our total cost of revenues increased by approximately RMB 450.4 million, or 308.1%, from approximately RMB 146.2 million for the year ended December 31, 2019 to approximately RMB 596.6 million (US$ 91.4 million) for the year ended December 31, 2020.

Our cost of revenues for AR advertising services increased by approximately RMB 70.6 million, or 50.2%, from approximately RMB 140.7 million for the year ended December 31, 2019 to approximately RMB 211.3 million (US$ 32.4 million) for the year ended December 31, 2020. Starting in the second half of 2019, we started to provide AR advertising services in short form mobile video streaming market, which accounted for 46.3% of our AR advertising cost of revenues for the year ended December 31, 2020. Due to the nature of the media, fewer ads can be placed on a short video based on current technology. In addition, since the market was dominated by a few major channel providers, the average cost of revenues of AR advertising services from short video streaming market was relatively higher, compared with that of other AR advertising channels from desktop applications.

Our cost of revenues for AR entertainment decreased by approximately RMB 2.3 million, or 42.4%, from approximately RMB 5.5 million for the year ended December 31, 2019 to approximately RMB 3.1 million (US$ 0.5 million) for the year ended December 31, 2020. The decrease was in line with the decrease in our AR entertainment revenue, as our AR entertainment revenue was adversely affected during the first half of 2020 due to impact of COVID-19.

Our cost of revenues for semiconductor business was approximately RMB 382.1 million (US$ 58.6 million) for the year ended December 31, 2020. The cost of revenues for our semiconductor business includes costs of products sold and third-party software development costs. We expect the cost of revenues of semiconductor business will grow in line with our expectation on the growth in semiconductor business revenue.

Gross Profit

Our gross profit decreased by approximately RMB 3.6 million, from approximately RMB 173.0 million for the year ended December 31, 2019 to approximately RMB 169.4 million (US$ 26.0 million) during the year ended December 31, 2020. For the years ended December 31, 2019 and 2020, our overall gross margin was 54.2% and 22.1%, respectively. The decrease in gross margin was primarily due to the relatively low profit margin for our semiconductor business, which accounted for approximately 56.0% of our revenues in 2020.

Our gross profit and gross profit margin from our major business segments are summarized as follows:

	For the Years ended December 31,			Variance
	2019	2020	2020	Amount/%
	RMB	RMB	USD
AR advertising
Gross profit	126,798,025	96,030,427	14,717,532	(30,767,598)
Gross margin	47.4%	31.2%		(24.3)%
AR entertainment
Gross profit	46,215,556	26,602,739	4,077,111	(19,612,817)
Gross margin	89.4%	89.4%		(42.4)%
Semiconductor business
Gross profit	-	46,801,782	7,172,787	46,801,720
Gross margin	-%	10.9%		100.0%
Total
Gross profit	173,013,581	169,434,886	25,967,430	(3,578,695)
Gross margin	54.2%	22.1%		(2.1)%

Our gross margin for AR advertising services decreased from 47.4% for the year ended December 31, 2019 to 31.2% for the year ended December 31, 2020 mainly due to the higher cost of revenues for AR advertising services for short form videos. We also offered lower price for our AR advertising services, as our customers had been negatively affected by outbreak of the COVID-19. As a result, our gross margin for AR advertising services decreased comparing to the same period in 2019.

Our gross margin for AR entertainment services remained relatively stable, at 89.4% and 89.4% for the years ended December 31, 2019 and 2020, respectively.

Our gross margin for semiconductor business was 10.9% for the year ended December 31, 2020, due to the relatively high cost involved in the purchase of CPUs. We expect our gross margin for semiconductor business will increase as we improve our capabilities to integrate products with our existing AR technology in the central processing algorithm areas to provide more comprehensive solutions to our customers.

Operating Expenses

For the year ended December 31, 2020, we incurred approximately RMB 322.9 million (US$ 49.5 million) in operating expenses, representing an increase of approximately RMB 262.7 million, or 436.6%, from approximately RMB 60.2 million for the year ended December 31, 2019, primarily due to significant increases in stock compensation expenses and research and development expenses.

Selling expenses increased by approximately RMB 1.8 million, or 94.7%, from approximately RMB 1.9 million for the year ended December 31, 2019 to approximately RMB 3.7 million (US$ 0.6 million) for the year ended December 31, 2020. The increase was mainly due to an increase in salary and benefit expenses for our expanding sales team, as a result of increased number of employees as we set up and acquired new subsidiaries since August 2020. Selling expenses accounted for 0.6% and 0.5% of total revenues for the years ended December 31, 2019 and 2020, respectively.

General and administrative expenses increased by approximately RMB 2.8 million, or 7.1%, from RMB 39.9 million for the year ended December 31, 2019 to approximately RMB 42.7 million (US$ 6.5 million) for the year ended December 31, 2020. The increase was mainly due to an increase in goodwill impairment loss of approximately RMB 7.3 million as a result of COVID-19 pandemic and its impact on Skystar reporting unit. The increase was partially offset by the decrease in professional fees, including legal, accounting and other professional fees of approximately RMB 1.8 million in relation to our initial public offering during the year ended December 31, 2019, which we did not incur in the same period in 2020, and a decrease in employees and office related expenses for our general and administrative team of approximately RMB 1.9 million, due to the reduced travel, meal and entertainment activities for our employees during the COVID-19 outbreak and the temporary reduction and exemption of social security as a result of the COVID-19 outbreak.

Research and development expenses increased by approximately RMB 66.6 million, or 362.8%, from approximately RMB 18.4 million for the year ended December 31, 2019 to approximately RMB 85.0 million (US$ 13.0 million) for the year ended December 31, 2020. The increase was attributable to the increase in salary of approximately RMB 5.3 million as we hired more IT engineers to work on research and development of advanced AR holographic and related projects. In addition, we also focus on the research and development of the application of holographic AR technologies in the area of semiconductor, cloud computing, artificial intelligence, big data 5G and other areas, which we incurred approximately RMB 59.1 million in outsourced technical development services to focus on developing our technological capabilities in order to maintain our competitive advantage in the AR holographic industry and semiconductor industry.

Stock compensation expenses increased by approximately RMB 191.4 million, or 100.0%, from nil for the year ended December 31, 2019 to approximately RMB 191.4 million (US$ 29.3 million) for the year ended December 31, 2020. Stock compensation expenses increased significantly from the year ended December 31, 2019 to the same period in 2020, as we granted stock-based awards in 2020 to attract and retain high caliber employees, consultants and directors, who are essential to the our success, and to motivate these individuals to meet our goals.

Other income (expenses), net

Total other expenses, net, for the year ended December 31, 2019 was approximately RMB 7.5 million as compared to other income, net of RMB 11.4 million (US$ 1.7 million) for the year ended December 31, 2020.

For the year ended December 31, 2020, we had investment income of approximately RMB 12.3 million (US$ 1.9 million). We invested total approximately RMB 173.6 million (US$ 26.6 million) in publicly traded securities listed in either US or Hong Kong. There was no such investment in 2019.

Interest income decreased from approximately RMB 1.2 million for the year ended December 31, 2019 to approximately RMB 0.5 million (US$ 73,000) for the year ended December 31, 2020. The decrease in interest income was due to less deposit in bank with maturities less than three months for the year ended December 31, 2020.

Finance expenses, net, mainly consist of amortization of debt discount, interest expenses and currency exchange gain or loss. Finance expenses, net, decreased by approximately RMB 7.3 million from approximately RMB11.1 million for the year ended December 31, 2019 to approximately RMB 3.8 million (US$0.6 million) for the year ended December 31, 2020. The decrease of approximately RMB 10.7 million in debt discount was due to repayment of business acquisition payable for the year ended December 31, 2019, while only approximately RMB 0.9 million in debt discount was recorded in connection with FE-DA Electronics acquisition in 2020. The decrease was offset by an increase in interest expense of approximately RMB 2.4 million (US$ 0.4 million) for the year ended December 31, 2020, in connection with loans we borrowed from Shanghai Junei Internet Co. and DBS Bank Ltd in 2020. In addition, we had foreign exchange loss of approximately RMB 0.3 million (US$ 46,000) for the year ended December 31, 2020 compared with foreign exchange gains of approximately RMB 0.8 million for the year ended December 31, 2019. The change was mainly due to U.S. dollar depreciation in 2020 when we transferred U.S. dollars to our subsidiaries, whose functional currency is RMB.

Other income also included government subsidies and VAT refund. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2021. We had approximately RMB 2.4 million (US$ 0.4 million) other income, net for both 2019 and 2020.

Provision for income taxes

Our income tax expenses decreased by approximately RMB 0.2 million, or 7.2%, from approximately RMB 3.1 million for the year ended December 31, 2019 to approximately RMB 2.9 million (US$ 0.4 million) for the year ended December 31, 2020. Current income tax increased by approximately RMB 0.2 million due to the decreased taxable income.

Net income (loss)

As a result of the combination of factors discussed above, our net income decreased from approximately RMB 102.2 million for the year ended December 31, 2019 to a net loss of approximately RMB 145.0 million (US$ 22.2 million) for the year ended December 31, 2020. After the deduction of non-controlling interest, net income attributable to us was approximately RMB 102.2 million for the year ended December 31, 2019, compared to net loss of RMB 151.2 million (US$ 23.2 million) for the year ended December 31, 2020. Comprehensive income attributable to us was RMB 103.8 million for the year ended December 31, 2019, compared to comprehensive loss of RMB 183.8 million (US$ 28.2 million) for year ended December 31, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a discussion of our results of operations for the year ended December 31, 2018 compared with the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 29, 2020.

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

Hong Kong

WiMi HK, Micro Beauty, VIDA, ICinit, VIYI Technology Ltd. and Excel Crest are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. We have not made any provisions for Hong Kong profit tax as there has been no assessable profit derived from or earned in Hong Kong since their respective inceptions. Under Hong Kong tax laws, WiMi HK is exempted from income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

Seychelles

Skystar, a company incorporated in Seychelles, is not subject to tax on income generated outside of Seychelles under the current tax laws, which do not impose withholding tax upon payments of dividends.

Singapore

FE-DA is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate in Singapore is 17%, with 75% of the first SGD 10,000 (approximately RMB 49,000) taxable income and 50% of the next SGD 190,000 (approximately RMB 937,000) taxable income are exempted from income tax.

PRC

The subsidiaries and VIEs incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC”(the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. Shenzhen Kuxuanyou obtained the HNTE tax status in October 2015, which reduced its statutory income tax rate to 15% from November 2016 to November 2019. Shenzhen Kuxuanyou renewed the HNTE tax status in December 2020, which will expire in December 2023.

Shengzhen Yiruan, Shenzhen Yiyun, Shenzhen Yidian and Shenzhen Duodian were qualified as software companies by the local taxing authority and obtained two years of tax exemption status and three years at a reduced income tax rate of 12.5% for three years, due to the local tax policies to attract companies in various industries. After the initial 5 years, these companies can apply for the reduced rate on an annual basis. In addition, 75% of R&D expenses of Shenzhen Kuxuanyou and Shenzhen Yiruan are subject to additional deduction from pre-tax income.

Korgas Shengyou, Korgas WiMi, Korgas Duodian, Korgas 233 and Korgas Weidong were formed and registered in Korgas in Xinjiang Provence, China, between 2016 and 2020, and Kashi Duodian was formed and registered in Kashi in Xinjiang Provence, China in 2019. These companies are not subject to income tax for 5 years after their incorporation.

Shenzhen Qianhai was formed and registered in Qianhai District in Guangdong Provence, China in 2015. It is subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

Lixin Technology and Weidong were formed and registered in the free tax zone in Hainan Provence, China in 2020. These companies are subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

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

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, and deferred taxes, uncertain tax position, purchase price allocations for business combination, valuation of stock-based compensation. Actual results could differ from these estimates.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the our consolidated statements of operations. The results of operations of the acquired business are included in our operating results from the date of acquisition.

On September 28, 2020, we acquired 100% equity interests of FE-DA Electronics with an acquisition consideration at fair value of approximately US$ 15.2 million (RMB 103.4 million). We included any contingent consideration based on the present value of the probability-weighted expected amount of the future payments when we estimated the fair value of the acquisition consideration. We then allocated the fair value of consideration of FE-DA Electronics based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. We estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities, which were valued using the cost approach. Our management is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors, including valuations from independent appraisers. The fair value of total net assets we acquired on September 28, 2020 was approximately US$ 7.0 million (RMB 47.9 million), with the residual of the purchase price approximately US$ 8.1 million (RMB 55.5 million) recorded as goodwill.

Stock compensation expenses

We record stock compensation expenses for employees and non-employees at fair value on the grant date and recognize the expenses over the employee’s or the service provider’s requisite service period.

In July 2020, our shareholders approved our 2020 Equity Incentive Plan (the “2020 Plan”). The maximum aggregate number of Class B ordinary shares that may be issued under the 2020 Equity Incentive Plan is 17,500,000. On June 6, 2020, the board of directors approved and granted 15,890,000 Class B ordinary shares under the 2020 Plan to employees, which were valued at US$ 1.73 per share on the grant date, and vested on October 1, 2020. On September 12, 2020, the board of directors approved and granted 148,240 Class B ordinary shares to our employees and consultants, which were valued at US$ 3.31 per share on the grant date, of which 103,240 shares vested on October 15, 2020. The remaining 45,000 shares granted to consultants on September 12, 2020 will vest in three equal annual installments, with the first installment vesting on October 15, 2021, the second installment vesting on October 15, 2022 and the third installment vesting on October 15, 2023.

As of December 31, 2020, a total of 16,038,240 Class B ordinary shares were granted and issued under the 2020 Plan. For the years ended December 31, 2018, 2019 and 2020, we recorded nil, nil and approximately RMB 191.4 million (US$ 29.3 million) as compensation expenses related to restricted stock grants, respectively.

Goodwill Impairment Testing

We perform annual goodwill impairment analysis as of December 31 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASU 2017-04, Intangible - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated the calculation of implied goodwill fair value and allowed us to use a simpler one-step impairment test. Under ASU 2017-04, we must record goodwill impairment charges if a reporting unit’s carrying value exceeds its fair value.

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

We have four reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2020 according to the level of excess between the reporting’ unit’s fair value and carrying value and one reporting unit failed “Step 1” of a goodwill impairment analysis. We performed a quantitative assessment of our fair value of goodwill as of December 31, 2020 using an income approach with assumptions that are considered level 3 inputs. The carrying value of Skystar (AR entertainment - MR software reporting unit) exceeded its respective fair value, resulting in a goodwill impairment of approximately RMB 7.3 million (US$ 1.1 million) for the year ended December 31, 2020. Our goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, if any, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

The net carrying amount of goodwill allocated to reportable segments as of December 31, 2019 and 2020 are as follows:

Segment	Reporting Unit	Fair Value Exceeds Carrying Value	Net Goodwill as of December 31, 2019	Net Goodwill as of December 31, 2020
			(in RMB thousands)
AR advertising services	AR advertising services unit	125%	137,060	137,060
AR Entertainment	AR application and technology solutions unit	196%	92,990	92,990
AR advertising services	AR advertising services unit	8%	87,909	87,909
AR Entertainment	MR software unit	99%	34,121	25,170
Semiconductor business	Semiconductor business unit	8%	-	53,100
			352,080	396,229

We also performed sensitivity analysis on revenue growth rates and discount rates which shows there were no signs of impairment if actual revenue dropped to 85% of the forecast or the discount rate increases to 18.5% from 18.0% for all our reporting units.

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

(iii) Semiconductor business

Our semiconductor business includes two sub categories: sale of products and sale of software.

a. Sale of products

Starting in July 2020, we also engage in the sales of semiconductor products and related accessories. We typically enter into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. Our performance obligation is to deliver products according to contract specifications. We recognize gross product revenue at a time when the control of products or services are transferred to customers as evidenced by customers signed acceptances.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, we consider the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. We consider this guidance in conjunction with the terms in our arrangements with both suppliers and customers.

In general, we control the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, we have control to set its selling price to ensure it would generate profit for the products delivery arrangements. We believe that all these factors indicate that we are acting as a principal in this transaction. As a result, revenue from the trading of products is presented on a gross basis.

b. Revenue from software development

We also design software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. Our performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

Our revenue from software development contracts are generally recognized over time during the development period and we have no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on our measurement of progress towards completion based on output methods when we could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Contract balances

We record receivable related to revenue when we have an unconditional right to invoice and receive payment. Payments received from customers before all of the relevant criteria for revenue recognition are met are recorded as deferred revenues.

Contract costs

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, we have an enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. We reviewed impairment of contract costs on December 31, 2020 and determined that all contract costs were recoverable.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2018 to 2020 are subject to examination by any applicable tax authorities.

Leases

We determine if a contract contains a lease at inception. US GAAP requires that our leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which we have the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of our real estate leases are classified as operating leases.

We have entered into seven non-cancellable operating lease agreements for seven office spaces expiring through December 2022. Upon adoption of FASB ASU 2016-02, we recognized approximately RMB 1.8 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7% based on duration of lease terms. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.5 years. Operating lease expenses are allocated between the cost of revenues and selling, general, and administrative expenses.

Recent Issued Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this annual report.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2020, we had cash, cash equivalents and restricted cash of approximately RMB 368.1 million (US$ 56.4 million). Our working capital was approximately RMB 484.2 million (US$ 74.2 million) as of December 31, 2020. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings and capital contributions from our existing shareholders.

We completed our initial public offering in April, 2020 and received net proceeds of approximately US$ 24.2 million (RMB 171.5 million). On July 27, 2020, we completed our follow-on public offering of 7,560,000 ADSs at the price of US$8.18 per ADS, resulting in net proceeds to us of approximately US$57.3 million (RMB 401.3 million), after deducting placement agent fees and other expenses. On March 23, 2021, we completed our registered direct offering of 11,173,335 units, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of US$ 8.60 per ADS, at the public offering price of US$7.50 per unit, resulting in net proceeds to us of approximately US$77.8 million (RMB 507.9 million), after deducting placement agent fees and other expenses. We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our VIEs and its subsidiaries, we only have access to cash balances or future earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs.

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

To utilize the proceeds we received from our initial public offering and the follow-on offering in July 2020, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, as amended, and its local branches. The total amount of loans we can make to any of our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

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

The following table summarizes the key components of our cash flows for the years ended December 31, 2018, 2019 and 2020.

	For the Years Ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	99,452,205	143,955,544	(66,960,681)	(10,262,332)
Net cash used in investing activities	(98,597,356)	(126,479,892)	(228,129,543)	(34,962,918)
Net cash provided by (used in) financing activities	137,493,993	(40,974,000)	562,639,786	86,229,642
Effect of exchange rate change on cash, cash equivalents and restricted cash	937,466	599,384	(28,489,442)	(4,366,263)
Net change in cash, cash equivalents and restricted cash	139,286,308	(22,898,964)	239,060,120	36,638,128
Cash, cash equivalents and restricted cash, beginning of year	12,661,634	151,947,942	129,048,978	19,777,924
Cash, cash equivalents and restricted cash, end of year	151,947,942	129,048,978	368,109,098	56,416,052

Operating activities

Net cash provided by operating activities was approximately RMB 67.0 million (US$ 10.3 million) for the year ended December 31, 2020, as compared to approximately 144.0 million (US$ 20.6 million) for the year ended December 31, 2019 and approximately RMB 99.5 million for the year ended December 31, 2018.

Net cash used in operating activities for the year ended December 31, 2020 was primarily attributable to net loss of approximately 145.0 million (US$ 22.2 million), with non-cash depreciation and amortization expenses of approximately RMB 14.6 million (US$ 2.2 million), stock compensation expenses of approximately RMB 191.4 million (US$ 29.3 million), gain from short-term investments of approximately RMB 12.3 million (US$ 1.9 million) and goodwill impairment loss of approximately RMB 7.2 million (US$ 1.1 million). Cash outflow was also attributable to (i) the increase in accounts receivable of approximately RMB 110.6 million (US$ 17.0 million), which was consistent with our increase in revenue, and (ii) the increase in prepaid expenses and deposits of approximately RMB 25.5 million (US$ 3.9 million), as we prepaid more professional fees and we made more advances to secure advertising channels for advertising. Cash outflow was partially offset by the increase in deferred revenues of approximately RMB 9.2 million (US$ 1.4 million) as we require new customers to pay in advance.

Net cash provided by operating activities for the year ended December 31, 2019 was primarily attributable to net income of approximately RMB 102.2 million (US$ 14.7 million) with non-cash depreciation and amortization expenses of approximately RMB 13.9 million (US$ 2.0 million), provision for doubtful accounts of approximately RMB 1.6 million (US$ 0.2 million) and amortization of debt discount of RMB 11.5 million (US$ 1.7 million), which was partially offset by deferred tax benefits of approximately RMB 1.5 million (US$ 0.2 million). Cash inflow was also attributable to (i) the collection of accounts receivable of approximately RMB 9.1 million (US$ 1.3 million), (ii) the decrease of RMB 5.3 million (US$ 0.8 million) in contract costs as we recognized some of the costs incurred for revenue that had not met recognition criteria, (iii) the increase of approximately RMB 5.7 million (US$ 0.8 million) in accounts payable, (iv) the increase of approximately RMB 0.3 million (US$ 46,000) in deferred revenues, and (v) the increase of other payables and accrued liabilities of approximately RMB 0.4 million (US$ 64,000). Cash inflow was partially offset by (i) the increase of prepayments of approximately RMB 3.1 million (US$ 0.4 million), as we had to make more advances to secure advertising channels for advertising in short form mobile video streaming market, (ii) the increase of approximately RMB 0.4 million (US$ 58,000) in prepaid expenses and deposits, and (iii) the increase of approximately RMB 1.1 million (US$ 0.2 million) in taxes payable as we made more tax payments in 2019.

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

Investing activities

Net cash used in investing activities was approximately RMB 228.2 million (US$ 35.0 million) for the year ended December 31, 2020, compared to net cash used in investing activities of approximately RMB 126.5 million (US$ 18.1 million) for the year ended December 31, 2019, and approximately RMB 98.6 million for the year ended December 31, 2018.

Cash used in investing activities for the year ended December 31, 2020 was mainly due to payments for cost method investments of approximately RMB 109.7 million (US$ 16.8 million) as strategic alliance to secure our leading position in the industry, the net acquisition payments on Fe-DA of approximately RMB 95.6 million (US$ 14.6 million) and purchase of short term investments of approximately RMB 173.6 million (US$ 26.6 million) which are publicly traded securities listed in either US or Hong Kong. Cash outflow was partially offset by the redemption of short term investments of approximately RMB 151.1 million (US$ 23.2 million).

Cash used in investing activities for the year ended December 31, 2019 was mainly due to payments for cost method investments of approximately RMB 3.9 million (US$ 0.6 million), the repayments for the business acquisition payables to the related parties of approximately RMB 122.4 million (US$ 17.6 million), and purchases of property, plant and equipment of approximately RMB 0.2 million (US$ 28,000).

Cash used in investing activities for the year ended December 31, 2018 was mainly due to the repayments of business acquisition payables to former shareholders of Skystar, Shenzhen Kuxuanyou, Shenzhen Yidian and Shenzhen Yitian in the amount of RMB 98.9 million and purchases of property, plant and equipment of approximately RMB 47,000.

Financing activities

Cash used in financing activities was approximately RMB 562.6 million (US$ 86.2 million) for the year ended December 31, 2020, compared with cash provided by financing activities of approximately RMB 41.0 million for the year ended December 31, 2019, and cash provided by financing activities of approximately RMB 137.5 million for the year ended December 31, 2018.

For the year ended December 31, 2020, cash provided by financing activities was mainly the proceeds from public offering of approximately RMB 572.8 million (US$ 87.8 million), capital contribution from non-controlling interests of approximately RMB 5.9 million (US$ 0.9 million) as we set up three joint ventures with our minority shareholders and we borrowed additional loans from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in the amount of RMB 96.3 million (US$ 14.8 million), which has an annual interest rate of 7% and is due in 2021. Cash inflow was partially offset by the repayment of approximately RMB 96.4 million (US$ 14.8 million) to Shanghai Junei Internet Co. for loans we borrowed from 2019 and 2020 and the repayment of approximately RMB 16.1 million (US$ 2.5 million) to DBS Bank Ltd. we borrowed in 2020.

For the year ended December 31, 2019, cash used in financing activities was mainly the repayment of approximately RMB 125.3 million (US$ 18.0 million) to Jie Zhao, our Chairman, for loans we made from 2016 to 2018, and the repayment of RMB 4.2 million (US$ 0.6 million) to Enweiliangzi Investment Co. (which is under common control of Jie Zhao). Cash provided by financing activities for the year ended December 31, 2019 was due to the additional loans we received Jie Zhao in the amount of RMB 13.0 million (US$ 1.9 million). The loans are free of interest and collateral, and are due in 2020 and 2021. We also borrowed loans from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in the amount of RMB 75.5 million (US$ 10.8 million), which has an annual interest rate of 7% and is due in 2020 and 2021.

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

Holding Company Structure

WiMi Cayman is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our VIEs and their subsidiaries in China. As a result, WiMi Cayman’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries, our VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 2.5% and 5.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB8.0 million, RMB18.4 million, RMB85.0 million (US$13.0 million) for the years ended December 31, 2018, 2019, and 2020, respectively.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2020, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total RMB	Less than 1 year		1 - 2 years	3 - 5 years	Thereafter
Contractual obligations
Operating leases obligations	3,475,290	2,834,662	*	640,628	-	-
Loans—related parties	86,561,665	63,876,153		22,685,512	-	-
Acquisition payable	1,864,131	-		1,864,131	-	-
Total	91,901,086	66,710,815		25,190,271	-	-

*	Include the operating leases with a term less than one year.

G.	SAFE HARBOR

See the section headed “Forward-looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jie Zhao	44	Chairman
Shuo Shi	38	Chief Executive and Operations Officer and Director
Songrui Guo	37	Chief Technology Officer and Director
Guanghui Zheng	31	Chief Financial Officer
Hongtao Zhao	44	Independent Director
Yuanyuan Liu	37	Independent Director
Shan Cui	48	Independent Director
Michael W. Harlan	60	Independent Director

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

Shuo Shi has served as our Chief Executive and Operations Officer and a director of the board since October 2020. He has also served as Vice General Manager of our VIE, Beijing WiMi, since February 2017. He has more than 10 years of experience in sales marketing, internet management and culture media. From February 2014 to December 2016, Mr. Shi served as Secretary-General of Shenzhen Three-Dimension Film Association, an association specializing in 3D film making in China. Previously, Mr. Shi served as Vice General Manager in Shenzhen Stereoscopic Internet Culture Media Company, a culture media company in China, from November 2011 to February 2014. Mr. Shi received a bachelor’s degree from Renmin University in China in 2006.

Songrui Guo has served as our Chief Technology Officer and a director of the board since October 2020. He has also been our vice president of the R&D department since November 2016. Prior to joining our company, he was an assistant researcher at the Digital Media Research Institute of Hunan University from 2011 to 2016 and a client-side programmer at Fujian Netdragon Network Technology Co. Ltd. from 2010 to 2011. Mr. Songrui Guo received a bachelor’s degree in mathematics and applied mathematics from Hengyang Normal University in 2007, a master’s degree in software theory from Hunan Normal University in 2010, and a PhD in computer science and technology from Hunan University in 2016.

Guanghui Zheng has served as the general manager of our investment department since January 2018. From August 2013 to November 2017, Mr. Zheng served as the chief financial officer of Qiansheng Investment Co., Ltd. From September 2011 to September 2013, he served as the chief operating officer of Jiangxi Wanshan Industry Co., Ltd. Mr. Zheng received a bachelor’s degree from Jiangxi University of Finance and Economics in 2012, and a master’s degree from the University of Sunderland in 2019.

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

Shan Cui has been serving as our independent director since May 2020. She is currently an independent director of Addentax Group Corp. She has been an independent director and the chairwoman of the audit committee of Greenland Acquisition Corp. from April 2019 to October 2019, an independent director and the chairwoman of the audit committee and compensation committee of Fuqin Fintech Limited, an online lending information intermediary platform, since August 2018. She has been the executive director of First Capital International Limited since 2010 and provided consulting services for private equity companies and venture capital companies. She was the chief financial officer of Lizhan Environmental Corporation, a then Nasdaq-listed company engaged in the business of green leather material manufacturing from 2011 to 2013. Ms. Cui received her master’s degree in Business Administration from Georgia State University and her bachelor’s degree in International Business English from Ocean University of China.

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

Compensation

In 2020, we paid an aggregate cash compensation of approximately RMB 810,518 (US$124,219) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Our board of directors consists of seven directors, including four independent directors, Hongtao Zhao and Yuanyuan Liu, Shan Cui, and Michael W. Harlan. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

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

Audit Committee. Our audit committee consists of three members, and is chaired by Shan Cui. We have determined that Shan Cui, Hongtao Zhao and Yuanyuan Liu satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that Shan Cui qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Share Incentive Plan

2020 Equity Incentive Plan

Our 2020 Equity Incentive Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, officers and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards. In September 2020, we issued 17,500,000 Class B ordinary shares pursuant to our 2020 Plan. As of the date of this annual report, we have granted an aggregate of 16,758,240 restricted Class B ordinary shares to our directors, officers, key employees and advisors, among which 15,993,240 Class B ordinary shares were fully vested in October and December 2020, and 765,000 restricted Class B ordinary shares are to be vested over a three-year period. The remaining 741,760 Class B ordinary shares are held in trust designated by the administrator of the 2020 Plan.

Authorized Shares The maximum aggregate number of Class B ordinary shares that may be issued under the 2020 Equity Incentive Plan is 17,500,000. Ordinary shares issued pursuant to awards under the 2020 Equity Incentive Plan that are forfeited or cancelled or otherwise expired, will become available for future grant under the 2020 Equity Incentive Plan. The shares that are tendered by a participant of the 2020 Equity Incentive Plan or withheld by us to pay the exercise price of an option or to satisfy the participant’s tax withholding obligations in connection with an award shall not be added back to the limit of the 2020 Equity Incentive Plan. During the term of the 2020 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of ordinary shares available for issue to satisfy the requirements of the 2020 Equity Incentive Plan.

Plan Administration The 2020 Equity Incentive Plan is administered by the board. The administrators may delegate limited authority over the day-to-day administration of the 2020 Equity Incentive Plan to such other subcommittees or specified officers. Subject to the provisions of the 2020 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the eligible participants, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of settlement of awards in shares or cash or a combination thereof and the terms of the award agreement for use under the 2020 Equity Incentive Plan. In the event that any dividend or other distribution, recapitalization, share division, share consolidation, reorganization or any change in the corporate structure of the Company affecting the shares occurs, the administrators will make adjustment with respect to the number and class of shares that may be delivered under the 2020 Equity Incentive Plan and/or the number, class and price of shares covered by outstanding awards, in order to prevent diminution of the benefits intended to be made available under the 2020 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Share Options Share options may be granted under the 2020 Equity Incentive Plan. The exercise price of each option shall be determined by the administrator; provided, however, that the per share exercise price may be no less than 100% of the fair market value per share on the date of grant. Our administrator shall also determine the time or times at which the options shall vest and may be exercised and will determine any conditions that must be satisfied.

Restricted Shares A restricted share award agreement will specify restrictions on the duration of the restricted period, the number of shares granted, and any other terms and conditions specified by the administrator. Except to the extent otherwise provided in the award agreement, the holder of restricted shares will be entitled to receive all dividends and other distributions paid with respect to the shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted shares. Restricted shares may not be sold, transferred, assigned or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us.

Restricted Share Units Awards of restricted share units may be granted by the administrator. At the time of grant of restricted share units, the administrator may impose conditions that must be satisfied, such as continued employment or service or attainment of corporate performance goals, and may place restrictions on the grant and/or vesting of the restricted share units. A restricted share unit award agreement will specify applicable vesting criteria, the number of restricted share units granted, the terms and conditions on time and form of payment and any such terms and conditions determined by the administrator. Each restricted share unit, upon fulfilment of any applicable conditions, represents a right to receive an amount equal to the fair market value of one share.

Other Local Awards The administrator may cause a local PRC subsidiary of our Company to grant local cash-settled awards in lieu of any other award under the 2020 Equity Incentive Plan, which such local awards shall be paid wholly by the such PRC subsidiary. Each local award shall be linked to the fair market value of a share.

Change in Control The 2020 Equity Incentive Plan provides that in the event of a change in control of our Company, each outstanding award will be assumed or substituted by the successor corporation. Unless the administrator determines otherwise, in the event that the successor corporation does not assume or substitute for the award, the portion of the award that remains outstanding will fully vest and all applicable restrictions will lapse. The holders of any outstanding options will be provided notice and a specified period of time to exercise awards to the extent vested (with awards terminating upon the expiration of the specified period of time). An award will be considered assumed if, following the change in control transaction, the award confers the right to purchase or receive, for each share subject to the award, the same consideration received in the change in control transaction by the holders of ordinary shares for each share held on the effective date of the transaction.

Plan Amendment and Termination Our board of directors may amend, alter, suspend or terminate the 2020 Equity Incentive Plan, subject to certain exceptions. The 2020 Equity Incentive Plan will automatically terminate in 2030, unless we terminate it sooner. The termination of the 2020 Equity Incentive Plan will not limit the administrator’s ability to exercise the powers granted to it with respect to awards granted under the plan prior to the date of termination.

The following table summarizes, as of the date of this annual report, the number of Class B ordinary shares under outstanding equity awards that we granted to our directors and executive officers.

Name	Class B Ordinary Shares Underlying Equity Awards Granted	Date of Grant	Date of Expiration
Shuo Shi	*	June 6, 2020 and January 26, 2021	June 6, 2030 and January 26, 2031
Michael W. Harlan	*	September 12, 2020	September 12, 2030
Guanghui Zheng	*	January 26, 2021	January 26, 2031
Songrui Guo	*	January 26, 2021	January 26, 2031
Other individual grantees as a group	16,390,000	June 6, 2020, September 12, 2020, and January 26, 2021	June 6, 2030, September 12, 2030, and January 26, 2031

*	Less than 1% of our total outstanding shares.

D.	EMPLOYEES

We had 122, 147 and 202 full-time employees, respectively, as of December 31, 2018, 2019 and 2020. As of the date of this annual report, all of our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2020:

Function	Number of full-time employees
Research and Development	87
Business and Marketing	67
Administrative, Human Resources and Finance	48
Total	202

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on (i) 173,416,083 ordinary shares outstanding as of the date of this annual report, consisting of 20,115,570 Class A ordinary shares and 153,300,513 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%	Number	%	%**
Directors and Executive Officers:†
Jie Zhao(1)	20,115,570	100.0%	41,591,895	27.1%	68.5%
Shuo Shi	—	—	56,680	* %	* %
Songrui Guo	—	—	5,000	* %	* %
Guanghui Zheng	—	—	10,000	* %	* %
Hongtao Zhao	—	—	—	—	—
Yuanyuan Liu	—	—	—	—	—
Shan Cui	—	—	—	—	—
Michael W. Harlan	—	—	—	—	—
All directors and officers as a group:	20,115,570	100.0%	41,626,815	27.1%	68.5%
Principal Shareholders:
Vital Success Global Ltd.(2)	—	—	26,591,885	17.3%	7.5%
Wonderful Seed Ltd.(3)	—	—	15,000,010	9.8%	4.2%
Sensefuture Holding Limited(4)	—	—	8,455,800	5.5%	2.4%

Notes:

*	Less than 1% of our total outstanding shares.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The business address of our directors and executive officers is No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People’s Republic of China, 100020.

(1)	The number of ordinary shares beneficially owned represents 20,115,570 Class A ordinary shares held by Wimi Jack Holdings Ltd., 26,591,885 Class B ordinary shares held by Vital Success Global Ltd. and 15,000,010 Class B ordinary shares held by Wonderful Seed Limited. Both Vital Success Global Limited and Wonderful Seed Limited are ultimately controlled by Zhao—Vital Success Personal Trust and Zhao—Wonderful Seed Personal Trust, respectively. Jie Zhao is the settlor of Zhao—Vital Success Personal Trust, and the settlor and the sole beneficiary of Zhao—Wonderful Seed Personal Trust. Jie Zhao exercises voting and dispositive power of the securities held by Wimi Jack Holdings Ltd., Vital Success Global Ltd. and Wonderful Seed Limited.

(2)	Jie Zhao exercises voting and dispositive power of the securities held by such entity. Jie Zhao has appointed Zhao-Virtual Zone Trust as the beneficiary of the trust.

(3)	Jie Zhao exercises voting and dispositive power of the securities held by such entity.

(4)	Minwen Wu exercises voting and dispositive power over the shares held by such entities.

As of the date of this annual report, 85,017,502 of our Class B ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 56.3% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees —6.E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Loans—related party

We borrowed funds from Jie Zhao, our major shareholder for operation purposes. The loans are unsecured, interest free, and are due in 2021. During the year ended December 31, 2018, we borrowed RMB 14,581,993 and repaid RMB 14,826,000. During the year ended December 31, 2019, we borrowed RMB 13,000,000 and repaid RMB 129,474,000. During the year ended December 31, 2020, we repaid RMB 4,850,000 (USD 743,306) to Jie Zhao. There is no change in carrying value of Wimi Cayman loan and Micro Beauty loan from Jie Zhao except for the foreign exchange translation difference.

We borrowed RMB 75,500,000 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. We repaid RMB 91,500,000 (USD 14,023,203) during the year ended December 31, 2020. We also borrowed additional RMB 96,300,000 (USD 14,758,847) during the year ended December 31, 2020. The loan has an annual interest rate of 7% and is due in 2021 and 2022. During the year ended December 31, 2020, interest expense related to this loan, included in finance expense, amounted to RMB 2,281,611 (USD 349,678).

Name of Related Party	Relationship	Nature	December 31, 2019	December 31, 2020	December 31, 2020
			RMB	RMB	USD

Jie Zhao	Chairman of Wimi Cayman	Loan	4,850,000	-	-
Jie Zhao*	Chairman of Wimi Cayman	Loan	6,675,789	6,261,665	959,657
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	75,500,000	80,300,000	12,306,702
Total:			87,025,789	86,561,665	13,266,359
Current portion of shareholder loan			70,987,603	63,876,153	9,789,599
Shareholder loan—non-current			16,038,186	22,685,512	3,476,760

*	There has been no change in the balance of the loan, change was due to exchange difference.

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

Other than transactions and contracts that are described under “Item 4. Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contracts outside the ordinary course of our business within the two years immediately preceding the date of this annual report.

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

Taxation of the Warrants

Sale or Other Taxable Disposition of Warrants

Upon the sale, exchange or other taxable disposition of a warrant, in general, a U.S. Holder will recognize taxable gain or loss measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received upon such taxable disposition, and (ii) such U.S. Holder’s adjusted tax basis in the warrant as determined above. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if, at the time of the sale or other disposition, a holder’s holding period for the warrant is more than one year. The deductibility of capital losses is subject to limitations.

Exercise of Warrants

Upon the exercise of a warrant for cash, in general, holders will not recognize gain or loss for U.S. federal income tax purposes. A U.S. Holder’s initial tax basis in Class B ordinary shares received will equal such U.S. Holder’s adjusted tax basis in the warrant exercised. A U.S. Holder’s holding period for Class B ordinary shares received on exercise generally will commence on the day of exercise.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of warrants into our Class B ordinary shares. The U.S. federal income tax treatment of a cashless exercise of warrants into our Class B ordinary shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.

Expiration of Warrants

A U.S. Holder who allows a warrant to expire will generally recognize a loss for U.S. federal income tax purposes equal to the adjusted tax basis of the warrant. In general, such a loss will be a capital loss, and will be a short-term or long-term capital loss depending on the holder’s holding period for the warrant.

 Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of warrant shares that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to holders if, and to the extent that, such adjustment has the effect of increasing the holder’s proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Adjustments to the exercise price of warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. See the more detailed discussion of the rules applicable to distributions made by us under the heading “—Taxation of Distributions”.

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

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not expect to be a PFIC for our current taxable year. However it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with our VIEs is not entirely clear, because we will hold a substantial amount of cash as a result of our business operations and our follow-on offerings, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Market, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders will not be able to make a mark-to-market election with respect to our Class B ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

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

We previously filed with the SEC registration statement on Form F-1 (Registration No. 333-232392), as amended, to register our Class B ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statements on Form F-6 (Registration No. 333-232665 and Registration No. 333-253823), as amended, to register the ADSs representing our Class B ordinary shares.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2020, cash balance of RMB 230,740,141 (USD 35,357,498) was deposited with financial institutions located in China, of which RMB 220,283,922 (USD 33,760,505) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2020, cash balance of HKD 135,648,550, approximately RMB 114,161,819 (USD 17,496,332) was maintained at financial institutions in Hong Kong, of which HKD 131,636,626 approximately RMB 110,785,384 (USD 16,978,863) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2020, cash balance of SGD 1,995,466 approximately RMB 9,840,443 (USD 1,508,137) was maintained at DI Scheme banks in Singapore, of which SGD 1,845,466 approximately RMB 9,100,733 (USD 1,394,770) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2020, cash balance of USD 2,054,084 (RMB 13,402,694) was deposited with a financial institution located in US, of which USD 63,191 (RMB 412,313) was subject to credit risk. Our short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of December 31, 2020, a total of RMB 32,457,452 (USD 4,974,398) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of our expense transactions are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to affect the remittance.

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Foreign Exchange Risk

While our reporting currency is the RMB, we have several operating entities’ functional currency is HK dollar and two operating entities’ functional currency is USD. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among HK dollar, USD and RMB. If the RMB appreciates against the HK dollar and USD, the value of our HKD or USD revenues, earnings and assets as expressed in our RMB financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

As of December 31, 2019, three vendors accounted for 32.8%, 27.9% and 11.9% of our accounts payable, respectively. As of December 31, 2020, four vendors accounted for 25.9%, 18.6%, 13.9% and 11.0% of our accounts payable.

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

The following additional charges shall be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of up to US$0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement;

●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

●	stock transfer or other taxes and other governmental charges;

●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to ADR holders. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2020, we received US$344,297 from the depository.

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

The following “Use of Proceeds” information relate to the registration statement on Form F-1, as amended (File Number 333-232392) in relation to our initial public offering, which was declared effective by the SEC on March 31, 2020, the registration statement on Form F-1, as amended (File Number 333-240097) in relation to our follow-on offering, which was declared effective by the SEC on July 27, 2020, and the registration statement on Form F-1, as amended (File Number 333-254461) in relation to our registered direct offering, which was declared effective by the SEC on March 22, 2021.

In April 2020, we completed our initial public offering, in which we issued and sold an aggregate of 4,750,000 ADSs, representing 9,500,000 Class B ordinary shares. The net proceeds we received from the initial public offering were approximately US$24.2 million. The Benchmark Company, LLC, Valuable Capital Limited, Maxim Group LLC, and China Merchants Securities (HK) Co., Limited acted as the representatives of the underwriters for our initial public offering.

For the period from March 31, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we used approximately (i) approximately US$9.4 million of the net proceeds from our initial offering for research and development purposes, including the development of holographic facial recognition system, holographic artificial intelligence facial change, holographic digital life system, holographic education intellectual properties, holographic navigation system for cars, holographic shopping system and holographic tourism navigation system, (ii) approximately US$10.0 million of the net proceeds for strategic acquisitions and investments in complementary business, and (iii) approximately US$4.8 million of the net proceeds for other general corporate purposes, including working capital, operating expenses, and capital expenditures. As of the date of this annual report, we have used all the net proceeds we received from our initial public offering.

In July 2020, we completed our follow-on public offering, in which we issued and sold 7,560,000 ADSs at the price of US$8.18 per ADS, representing 15,120,000 Class B ordinary shares. The net proceeds we received from the follow-on public offering were US$57.3 million. The Benchmark Company, LLC and FT Global Capital, Inc., acted as the representatives of the underwriters for our follow-on public offering.

For the period from July 27, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we used approximately (i) approximately US$3.6 million of the net proceeds from our follow-on offering for operating expenses and the research and development of the application of holographic AR technologies in the semiconductor industry, (ii) approximately US$23.1 million of the net proceeds for strategic acquisitions and investments in complementary business, and (iii) approximately US$11.4 million of the net proceeds for other general corporate purposes, including working capital, operating expenses, and capital expenditures.

On March 23, 2021, we completed our registered direct offering of 11,173,335 units, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of US$ 8.60 per ADS, at the public offering price of US$7.50 per unit, resulting in net proceeds to us of approximately US$77.8 million (RMB 507.9 million), after deducting placement agent fees and other expenses. The Benchmark Company, LLC and FT Global Capital, Inc., act as the placement agents for our registered direct offering.

We still intend to use the remainder of the proceeds from our follow-on public offering, and registered direct offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2020, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified three material weaknesses in information technology general control (“ITGC”) in the areas of: (1) risk assessment and mitigation strategy, (2) computer operations, data backup, and disaster recovery, and (3) system security and access/segregation of duties.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, (1) streamlining our accounting department structure and enhance our staff’s U.S. GAAP expertise on a continuous basis by (a) requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, and (b) providing internal training to our accounting staff on U.S. GAAP ; (2) implementing sufficient policies and controls to enable management and other personnel to understand and carry out their internal control responsibilities; (3) setting up internal audit department to evaluate and monitor our internal controls; (4) developing enhanced risk assessment procedures and controls related to changes in IT systems; (5) developing a training program for internal control staff to address ITGC principals and requirements, with a focus on issues related to user access and change-management over IT systems impacting financial reporting; and (6) developing and maintaining documentation underlying ITGC.

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

Changes in internal control over financial reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT AND RISK MANAGEMENT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Shan Cui, an independent director and the chairman of our audit committee, qualifies as an audit committee financial expert within the meaning of SEC rules and possesses financial sophistication under the standards set forth under Rule 5605(c) of the Nasdaq Marketplace Rules. Our board of directors has also determined that Ms. Shan Cui satisfies the “independence” requirement of Rule 10A-3 under the Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

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

	Audit Fees	Audit-Related Fees
	US$	US$
2019	340,000	45,000
2020	349,000	-

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

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for issuance of securities in connection with acquisitions.

Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the Nasdaq.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

2.2	Registrant’s Specimen Certificate for Class B ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on form 20-F filed with the SEC on April 29, 2020)

4.1	Form of Investor Warrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.2	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.3	Form of Underwriters Warrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)

4.4	English translation of Form Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.5	English translation of the Loan Agreement between Jie Zhao and Micro Beauty Lightspeed Investment Management HK Limited dated October 5, 2018(incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.6	Shareholders Agreement by and among the Registrant, WiMi Hologram Cloud Limited, Beijing Hologram WiMi Cloud Network Technology Co., Ltd., Beijing WiMi Cloud Software Co., Ltd, Jie Zhao, and certain other shareholders named therein dated October 26, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.7	English translation of the Loan Agreement between Jie Zhao and the Registrant dated September 11, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

4.8	English translation of Equity Interest Pledge Agreement among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.9	English translation of Exclusive Share Purchase Option Agreement among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.10	English translation of Exclusive Asset Purchase Agreement among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.11	English translation of Exclusive Business Cooperation Agreement between Hologram WiMi and Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.12	English translation of Form of Power of Attorney by shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.13	English translation of Form of Spousal Consents dated December 18, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.14	Form of Indemnification Agreement between the Registrant and its certain directors (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)

4.15	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)

4.16	English translation of Equity Cooperation Agreement between Hologram WiMi and Yuanyuan Wang dated May 24, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)

4.17	Acquisition Framework Agreement among FE-DA Electronics Company Private Limited, Able Peak Services Limited and VIYI Technology Inc. dated September 27, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.18	Amendment and Supplemental Agreement to the Acquisition Framework Agreement among FE-DA Electronics Company Private Limited, Able Peak Services Limited and VIYI Technology Inc. dated September 28, 2020 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.19*	Amendment and Supplemental Agreement to the Acquisition Framework Agreement among FE-DA Electronics Company Private Limited, Able Peak Services Limited and VIYI Algorithm Inc. dated March 26, 2021

4.20	English translation of Equity Interest Pledge Agreement among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.21	English translation of Exclusive Share Purchase Option Agreement among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.22	English translation of Exclusive Business Cooperation Agreement between Shenzhen Weiyixin and Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.23	Loan Agreement among Shenzhen Weiyixin and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.24	English translation of Form of Power of Attorney by shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.25	English translation of Form of Spousal Consents dated December 24, 2020 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.26	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

8.1*	Principal Subsidiaries and VIE of the Registrant

11.1	Code of Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Friedman LLP

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
	Name:	Shuo Shi
	Title:	Chief Executive and Operations Officer

Date: April 29, 2021

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Wimi Hologram Cloud Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wimi Hologram Cloud Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 29, 2021

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	129,048,978	355,020,149	54,410,052
Restricted cash	-	13,088,949	2,006,000
Short term investments	-	32,878,252	5,038,890
Accounts receivable, net	36,122,170	172,614,623	26,454,754
Inventories	-	4,117,807	631,091
Prepaid expenses and other current assets	6,076,474	35,685,292	5,469,094
Contract costs	6,263,818	3,020,770	462,960
Total current assets	177,511,440	616,425,842	94,472,841

PROPERTY AND EQUIPMENT, NET	769,468	729,212	111,758

OTHER ASSETS
Cost method investments	4,350,000	114,050,000	17,479,195
Prepaid expenses and deposits	1,248,473	2,253,932	345,435
Intangible assets, net	27,539,298	41,242,091	6,320,724
Operating lease right-of-use assets	-	1,491,848	228,639
Goodwill	352,079,834	396,228,760	60,725,645
Total non-current assets	385,217,605	555,266,631	85,099,638

Total assets	563,498,513	1,172,421,685	179,684,237

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	38,695,724	27,355,410	4,192,462
Deferred revenues	503,576	10,475,681	1,605,493
Other payables and accrued liabilities	2,280,346	5,070,624	777,119
Banking facility	-	13,049,800	2,000,000
Current portion of shareholder loans	70,987,603	63,876,153	9,789,599
Operating lease liabilities	-	851,980	130,574
Taxes payable	9,660,882	11,515,624	1,764,874
Total current liabilities	122,128,131	132,195,272	20,260,121

OTHER LIABILITIES
Business acquisition payable	-	1,864,131	285,695
Non-current shareholder loans	16,038,186	22,685,512	3,476,760
Operating lease liabilities - noncurrent	-	640,242	98,123
Deferred tax liabilities, net	2,617,179	5,984,605	917,195
Total other liabilities	18,655,365	31,174,490	4,777,773

Total liabilities	140,783,496	163,369,762	25,037,894

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares, USD 0.0001 par value, 12,916,700 shares authorized, 8,611,133 and 0 shares issued and outstanding as of December 31, 2019 and 2020, respectively	5,910	-	-
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2019 and 2020	13,095	13,095	2,007
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 79,884,430 and 130,953,843 shares issued and outstanding as of December 31, 2019 and 2020, respectively	52,005	87,539	13,416
Additional paid-in capital	168,166,990	932,368,293	142,893,882
Retained earnings	229,177,894	76,207,925	11,679,554
Statutory reserves	22,201,382	24,003,483	3,678,752
Accumulated other comprehensive income (loss)	3,097,741	(35,434,146)	(5,430,604)
Total Wimi Hologram Cloud, Inc. shareholders’ equity	422,715,017	997,246,189	152,837,007

NONCONTROLLING INTERESTS	-	11,805,734	1,809,336

Total equity	422,715,017	1,009,051,923	154,646,343

Total liabilities and shareholders’ equity	563,498,513	1,172,421,685	179,684,237

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ending December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD

OPERATING REVENUES	225,271,564	319,181,424	766,013,586	117,398,517

COST OF REVENUES	(85,414,061)	(146,167,843)	(596,578,700)	(91,431,087)

GROSS PROFIT	139,857,503	173,013,581	169,434,886	25,967,430

OPERATING EXPENSES
Selling expenses	(1,212,400)	(1,924,784)	(3,746,873)	(574,242)
General and administrative expenses	(29,822,426)	(39,881,854)	(42,728,460)	(6,548,523)
Research and development expenses	(8,020,082)	(18,355,403)	(84,957,626)	(13,020,527)
Stock compensation expenses	-	-	(191,418,458)	(29,336,612)
Total operating expenses	(39,054,908)	(60,162,041)	(322,851,417)	(49,479,904)

INCOME (LOSS) FROM OPERATIONS	100,802,595	112,851,540	(153,416,531)	(23,512,474)

OTHER INCOME (EXPENSE)
Investment income	300,000	-	12,291,617	1,883,802
Interest income	24,535	1,231,833	476,234	72,987
Finance expenses, net	(5,171,453)	(11,140,346)	(3,818,949)	(585,289)
Other income, net	1,337,711	2,390,525	2,414,387	370,027
Total other (expenses) income, net	(3,509,207)	(7,517,988)	11,363,289	1,741,527

INCOME (LOSS) BEFORE INCOME TAXES	97,293,388	105,333,552	(142,053,242)	(21,770,947)

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(9,618,606)	(4,644,300)	(4,487,629)	(687,770)
Deferred	1,543,010	1,515,220	1,582,948	242,601
Total provision for income tax	(8,075,596)	(3,129,080)	(2,904,681)	(445,169)

NET INCOME (LOSS)	89,217,792	102,204,472	(144,957,923)	(22,216,116)

Less: Net income attributable to non-controlling interests	-	-	6,209,945	951,730

NET INCOME (LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	89,217,792	102,204,472	(151,167,868)	(23,167,846)

NET INCOME (LOSS)	89,217,792	102,204,472	(144,957,923)	(22,216,116)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,759,288	1,589,076	(38,876,201)	(5,958,130)

COMPREHENSIVE INCOME (LOSS)	90,977,080	103,793,548	(183,834,124)	(28,174,246)

Less: Comprehensive income attributable to non-controlling interests	-	-	5,865,631	898,961

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	90,977,080	103,793,548	(189,699,755)	(29,073,207)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	129,439,604	129,439,604
Diluted	100,922,621	108,611,133	129,439,604	129,439,604

EARNINGS (LOSS) PER SHARE
Basic	0.89	1.02	(1.17)	(0.18)
Diluted	0.88	0.94	(1.17)	(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Ordinary shares				Additional	Retained earnings		Accumulated other
	Convertible preferred shares		Class A		Class B		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	Shares	Par Value	Shares	Par Value	capital	reserves	Unrestricted	income (loss)	interests	Total	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2017	-	-	20,115,570	13,095	79,884,430	52,005	30,434,900	14,323,811	45,633,201	(250,623)	-	90,206,389	13,824,946
Capital contribution	8,611,133	5,910	-	-	-	-	137,732,090	-	-	-	-	137,738,000	21,109,596
Net income	-	-	-	-	-	-	-	-	89,217,792	-	-	89,217,792	13,673,434
Statutory reserves	-	-	-	-	-	-	-	5,324,020	(5,324,020)	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	1,759,288	-	1,759,288	269,627
BALANCE, December 31, 2018	8,611,133	5,910	20,115,570	13,095	79,884,430	52,005	168,166,990	19,647,831	129,526,973	1,508,665	-	318,921,469	48,877,603
Net income	-	-	-	-	-	-	-	-	102,204,472	-	-	102,204,472	15,663,761
Statutory reserves	-	-	-	-	-	-	-	2,553,551	(2,553,551)	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	1,589,076	-	1,589,076	243,540
BALANCE, December 31, 2019	8,611,133	5,910	20,115,570	13,095	79,884,430	52,005	168,166,990	22,201,382	229,177,894	3,097,741	-	422,715,017	64,784,904
Issuance of ordinary share through Initial public offering, net	-	-	-	-	9,838,280	6,965	171,465,783	-	-	-	-	171,472,748	26,279,751
Conversion of Series A preferred shares into Class B ordinary shares	(8,611,133)	(5,910)	-	-	8,611,133	5,910	-	-	-	-	-	-	-
Issuance of ordinary share through public offering, net	-	-	-	-	15,120,000	10,588	401,329,133	-	-	-	-	401,339,721	61,508,946
Issuance of ordinary share for compensation and services	-	-	-	-	17,500,000	12,071	191,406,387	-	-	-	-	191,418,458	29,336,612
Noncontrolling interests acquired	-	-	-	-	-	-	-	-	-	-	94,611,165	94,611,165	14,500,019
Noncontrolling interests subscriptions receivable	-	-	-	-	-	-	-	-	-	-	(88,671,062)	(88,671,062)	(13,589,643)
Net (loss) income	-	-	-	-	-	-	-	-	(151,167,868)	-	6,209,945	(144,957,923)	(22,216,116)
Statutory reserves	-	-	-	-	-	-	-	1,802,101	(1,802,101)	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	(38,531,887)	(344,314)	(38,876,201)	(5,958,130)
BALANCE, December 31, 2020	-	-	20,115,570	13,095	130,953,843	87,539	932,368,293	24,003,483	76,207,925	(35,434,146)	11,805,734	1,009,051,923	154,646,343

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	89,217,792	102,204,472	(144,957,923)	(22,216,116)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,538,853	13,883,919	14,551,292	2,230,117
Provision for doubtful accounts	2,591	1,574,896	1,156,935	177,311
Stock compensation expenses	-	-	191,418,458	29,336,612
Deferred tax benefit	(1,543,010)	(1,515,220)	(1,582,948)	(242,601)
Gain from short term investments	-	-	(12,284,332)	(1,882,685)
Gain from disposal of cost-method investments	(300,000)	-	-	-
Loss from disposal of property and equipment	-	-	31,556	4,836
Amortization of operating lease right-of-use assets	-	-	240,733	36,895
Amortization of debt discount	5,124,715	11,544,479	914,864	140,211
Goodwill impairment loss	-	-	7,276,957	1,115,260
Change in operating assets and liabilities:
Accounts receivables	(11,291,877)	9,065,001	(110,619,162)	(16,953,388)
Prepaid expenses and other current assets	(2,302,103)	(3,095,037)	(25,525,498)	(3,912,014)
Inventories	-	-	(1,858,884)	(284,891)
Contract costs	(8,387,698)	5,340,167	3,243,048	497,026
Prepaid expenses and deposits	31,386	(403,511)	200,136	30,673
Accounts payable	7,714,017	5,661,871	(2,099,143)	(321,713)
Deferred revenues	(155,018)	323,430	9,231,864	1,414,867
Other payables and accrued liabilities	11,924	444,799	2,626,021	402,461
Other payable - related party	(312,308)	(1,065)	-	-
Operating lease liabilities	-	-	(240,358)	(36,837)
Taxes payable	8,102,941	(1,072,657)	1,315,703	201,643
Net cash provided by (used in) operating activities	99,452,205	143,955,544	(66,960,681)	(10,262,333)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceed from sale of cost method investment	350,000	-	-	-
Payments of cost method investments	-	(3,850,000)	(109,700,000)	(16,812,518)
Payments of Fe-da Electronics acquisition, net	-	-	(95,483,696)	(14,633,741)
Payments of business acquisition payable - related parties	(98,900,784)	(122,433,894)	-	-
Purchases of property and equipment	(46,572)	(195,998)	(484,774)	(74,296)
Purchases of short term investments	-	-	(173,557,366)	(26,599,238)
Redemption of short term investments	-	-	151,096,293	23,156,875
Net cash used in investing activities	(98,597,356)	(126,479,892)	(228,129,543)	(34,962,918)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A convertible preferred shares	137,738,000	-	-	-
Proceeds from public offerings, net	-	-	572,812,469	87,788,697
Payments to banking facility	-	-	(16,062,786)	(2,461,767)
Proceeds from shareholder loans	14,581,993	88,500,000	96,300,000	14,758,847
Repayments of shareholder loans	(14,826,000)	(129,474,000)	(96,350,000)	(14,766,510)
Capital contribution from noncontrolling interests	-	-	5,940,103	910,375
Net cash provided by (used in) financing activities	137,493,993	(40,974,000)	562,639,786	86,229,642

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	937,466	599,384	(28,489,442)	(4,366,263)

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	139,286,308	(22,898,964)	239,060,120	36,638,128

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	12,661,634	151,947,942	129,048,978	19,777,924

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	151,947,942	129,048,978	368,109,098	56,416,052

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	2,304,503	4,579,482	4,946,316	758,068
Cash paid for interest	-	-	122,626	18,794

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of Fe-da Electronics with acquisition payables	-	-	1,864,131	285,695
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	-	1,761,892	270,026
Payments to vendors made by banking facility	-	-	16,062,786	2,461,767
Noncontrolling interests subscriptions receivable	-	-	88,671,062	13,589,643

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cash and cash equivalents	151,947,942	129,048,978	355,020,149	54,410,052
Restricted cash	-	-	13,088,949	2,006,000
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	151,947,942	129,048,978	368,109,098	56,416,052

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of business and organization

Wimi Hologram Cloud Inc. (“Wimi Cayman” or the “Company”) is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company’s headquarter is located in the city of Beijing, China. Prior to 2020, the Company has no substantive operations other than holding all of the outstanding share capital of Wimi Hologram Cloud Limited (“Wimi HK”) which was established in Hong Kong on September 4, 2018. Wimi HK holds all of the outstanding equity of Beijing Hologram Wimi Cloud Network Technology Co., Ltd. (“Wimi WFOE”) which was established on September 20, 2018 under the law of the People’s Republic of China (“PRC” or “China”).

(1)	Reorganization with Beijing WiMi VIE and its subsidiaries in 2018

The Company, through its variable interest entity (“VIE”), Beijing Wimi Cloud Software Co., Ltd. (“Beijing WiMi”) and its subsidiaries, engages in providing augmented reality related products and services.

Beijing WiMi acquired Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) in 2015. Shenzhen Yitian established wholly owned subsidiaries Shenzhen Qianhai Wangxin Technology Co., Ltd. in 2015, Korgas 233 Technology Co., Ltd. Shenzhen in 2017. Shenzhen Yitian and subsidiaries mainly engage in AR advertising and entertainment services.

Beijing WiMi acquired Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”) in 2015, Shenzhen Kuxuanyou established wholly owned subsidiary Shenzhen Yiruan Tianxia Technology Co., Ltd. in 2016 and wholly owned subsidiaries Shenzhen Yiyun Technology Co., Ltd. and Korgas Shengyou Information Technology Co., Ltd. (“Korgas Shengyou”) in 2017, of which Korgas Shengyou was subsequently disposed in May 2020. Shenzhen Kuxuanyou engaged in AR entertainment and AR advertising services.

Beijing WiMi acquired Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”) in 2015, Shenzhen Yidian established Korgas Duodian Network Technology Co., Ltd. in 2016, Shenzhen Duodian Cloud Technology Co., Ltd. in 2017. Shenzhen Yidian and subsidiaries mainly engaged in AR advertising services.

In 2016, Beijing WiMi established wholly owned subsidiaries Korgas Wimi Xinghe Network Technologies Co., Ltd. (“Korgas Wimi”) and Micro Beauty Lightspeed Investment Management HK Limited, of which Korgas Wimi was subsequently dissolved in February 2019. On March 7, 2017, Micro Beauty Lightspeed Investment Management HK Limited acquired 100% equity interest of Skystar Development Co., Ltd. Skystar engages in AR entertainment.

On November 6, 2018, Wimi Cayman completed a reorganization of entities under common control of its shareholders, who collectively owned all of the equity interests of Wimi Cayman prior to the reorganization. Wimi Cayman, and Wimi HK were established as the holding companies of Wimi WFOE. Wimi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries through contractual agreements, (see contractual agreements below) and all of these entities included in Wimi Cayman are under common control which results in the consolidation of Beijing WiMi and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Wimi Cayman.

(2)	Establishment of subsidiaries in 2019 and 2020

On January 14, 2019, Shenzhen Yitian established Shenzhen Yiyou Online Technology Co., Ltd. On January 31, 2019, Shenzhen Yidian established Kashi Duodian Internet Technology Co., Ltd. On December 3, 2019, Shenzhen Yidian established Shenzhen Zhiyun Image Technology Co., Ltd. On May 15, 2020, Shenzhen Yitian established Wuhan 233 Interactive Entertainment Technology Co., Ltd.

On June 1, 2020, Wimi HK established ICinit Limited (“ICinit”) in Hong Kong, and Wimi HK has a 51% equity interest in ICinit, which primarily engages in sales computer chip and intelligent chip products.

On August 4, 2020, Wimi Cayman established a wholly-owned subsidiary, Lixin Technology Co., Ltd. (“Lixin Technology”) in the PRC, to accelerate development of its holographic vision intelligent robots and fabless semiconductor businesses. Lixin Technology focuses on a new upstream business in the domestic smart product market, and research, development and sales of computer chip and intelligent chip products to further enhance the Company’s competitiveness. Lixin Technology established a wholly-owned subsidiary, Hainan Lixin Technology Co., Ltd. in October 2020.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 21, 2020, Wimi HK set up a joint venture company, VIDA Semicon Co., Limited (“VIDA”) in Hong Kong, and Wimi HK has a 53% equity interest in VIDA. VIDA was set up to develop application of holographic AR technologies in the semiconductor industry.

On September 24, 2020, Wimi Cayman set up a wholly owned subsidiary, VIYI Technology Inc., which was renamed to VIYI Algorithm Inc. (“VIYI”), under the laws of the Cayman Islands. VIYI was set up to accelerate the development of AI algorithm and cloud computing services. On November 15, 2020, Wimi Cayman entered into an equity transfer agreement with Bofeng Investment Limited and Bravo Great Enterprises Limited, pursuant to which it transferred 4.0% and 6.0% of the issued share capital of VIYI to Bofeng Investment Limited and Bravo Great Enterprises Limited, respectively, for a total consideration of US$10,000,000. On December 7, 2020, Wimi Cayman entered into an equity transfer agreement with Universal Winnings Holding Limited, pursuant to which it transferred 3.5% of the issued share capital of VIYI Technology Inc. to Universal Winnings Holding Limited for a consideration of US$3,500,000. The consideration was received by Wimi Cayman in January 2021.

On September 24, 2020, Shenzhen Yidian established Shenzhen Yunzhan Image Network Technology Co., Ltd.

On September 27, 2020, VIYI entered into Acquisition Framework Agreement which was amended and supplemented on September 28, 2020 to acquire 100% equity interests of Fe-da Electronics Company Private Limited. (“Fe-da Electronics”), a provider of Internet of Things solutions based in Singapore, to accelerate the development of the Company’s computer chip and intelligent chip business. The transaction consummated on September 28, 2020 (See note 4 for details). In November 2020, Fe-da Electronics purchased 100% equity interests of Excel Crest Limited (“Excel Crest”) for HKD 1 to support the daily operations of Fe-da Electronics in Hong Kong. Excel Crest has no material operations or assets as of December 31, 2020.

On October 9, 2020, VIYI set up a wholly owned holding company in HK, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”) established on November 18, 2020 under the laws of the PRC. On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd., (“Shanghai Weimu”) in the PRC for software support services, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On October 12, 2020, ICinit established a wholly owned subsidiary Shenzhen ICinit Technology Co., Ltd. (“Shenzhen ICinit”) to support ICinit’s business in the PRC.

On October 28, 2020, Shenzhen Yitian established Weidong Technology Co., Ltd. (“Weidong”). Weidong established a wholly owned subsidiary Korgas Weidong Technology Co., Ltd. in October 2020 and a 60% owned subsidiary Tianjin Weidong Technology Co., Ltd. in December 2020. Weidong and subsidiaries are in the PRC and mainly engage in AR advertising services.

(3)	Reorganization of Beijing WiMi and Shenzhen Yitian in December 2020

On December 18, 2020, with consent of Wimi WFOE and approval of board, the original shareholders of Beijing WiMi terminated the original VIE agreements that were entered into on November 6, 2018. The original shareholders who collectively owned 17.9% of Beijing WiMi transferred their 17.9% equity interests of Beijing Wimi to Ms. Yao Zhaohua and Ms. Sun Yadong pursuant to share transfer agreements. As a result Ms. Yao Zhaohua and Ms. Sun Yadong owned 99.90% and 0.1% of Beijing Wimi, respectively. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreements (see contractual agreements below) with Wimi WFOE on December 18, 2020. As such, Wimi WFOE maintained effective control of Beijing WiMi.

On December 24, 2020, with consent of Wimi WFOE, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 and RMB 1, respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreement (see contractual agreements below) with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020 and enable Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries.

The reorganization was completed on December 24, 2020. Wimi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries, and Shenzhen Weiyixin is the primary beneficiary of Shenzhen Yitian and its subsidiaries. All of these entities are under common control of Wimi Cayman, which results in the consolidation of Beijing WiMi, Shenzhen Yitian and their subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The reorganization has no effect on the consolidated financial statements as Beijing WiMi, Shenzhen Yitian and their subsidiaries are always under the common control of Wimi Cayman without change of reporting entities.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of Wimi Cayman and each of the following entities as of December 31, 2020:

Name	Background	Ownership
Wimi HK	● A Hong Kong company ● Incorporated on September 4, 2018 ● Primarily engages in the sales of semiconductor products and related accessories	100% owned by Wimi Cayman
VIDA Semicon Co., Limited (“VIDA”)	● A Hong Kong company ● Incorporated on August 21, 2020 ● Primarily engages in the sales of semiconductor products and related accessories	53% owned by Wimi HK
ICinit Limited (“ICinit”)	● A Hong Kong company ● Incorporated on June 1, 2020 ● Primarily engages in the sales of semiconductor products and related accessories	51% owned by Wimi HK
Shenzhen ICinit Technology Co., Ltd. (“SZ ICinit”)

●  A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

●  Incorporated on October 12, 2020

●  Registered capital of RMB 10,000,000 (USD 1,532,591)

●  Plan to engage in the sales of computer chip and intelligent chip products

100% owned by ICinit
Wimi WFOE

●  A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

●  Incorporated on September 20, 2018

●  Registered capital of RMB 325,500,000 (USD 50,000,000)

●  A holding company

100% owned by Wimi HK
Beijing WiMi	● A PRC limited liability company ● Incorporated on May 27, 2015 ● Registered capital of RMB 5,154,639 (USD 789,995) Primarily engages in Hologram advertising services	VIE of Wimi WFOE
Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”)	● A PRC limited liability company ● Incorporated on June 18, 2012 ● Registered capital of RMB 10,000,000 (USD 1,532,591) Primarily engages in AR advertising services	100% owned by Beijing WiMi
Shenzhen Yiruan Tianxia Technology Co., Ltd. (“Shenzhen Yiruan”)	● A PRC limited liability company ● Incorporated on January 06, 2016 ● Registered capital of RMB 10,000,000 (USD 1,532,591) Primarily engages in AR advertising services	100% owned by Shenzhen Kuxuanyou
Shenzhen Yiyun Technology Co., Ltd. (“Shenzhen Yiyun”)	● A PRC limited liability company ● Incorporated on November 15, 2017 ● Registered capital of RMB 10,000,000 (USD 1,532,591) Primarily engages in AR advertising services	100% owned by Shenzhen Kuxuanyou
Korgas Shengyou Information Technology Co., Ltd. (“Korgas Shengyou”)**	● A PRC limited liability company ● Incorporated on February 13, 2017 ● Registered capital of RMB 5,000,000 (USD 766,295) Primarily engages in SDK payment channel services	100% owned by Shenzhen Kuxuanyou Dissolved in May 2020
Korgas Wimi Xinghe Network Technology Co., Ltd. (“Korgas Wimi”) *	● A PRC limited liability company ● Incorporated on October 18, 2016 ● Registered capital of RMB 5,000,000 (USD 766,295) Primarily engages in Hologram advertising services	100% owned by Beijing WiMi Dissolved in February 2019

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name	Background	Ownership
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	● A PRC limited liability company ● Incorporated on March 08, 2011 ● Registered capital of RMB 20,000,000 (USD 3,065,181) Primarily engages in mobile games development	100% owned by Beijing WiMi before December 24, 2020 VIE of Shenzhen Weiyixin starting on December 24, 2020
Korgas 233 Technology Co., Ltd. (“Korgas 233”)	● A PRC limited liability company ● Incorporated on September 15, 2017 ● Registered capital of RMB 1,000,000 (USD 153,259) Primarily engages in mobile games development	100% owned by Shenzhen Yitian
Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	● A PRC limited liability company ● Incorporated on October 16, 2015 ● Registered capital of RMB 5,000,000 (USD 766,295) Primarily engages in AR advertising services	100% owned by Shenzhen Yitian
Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	● A PRC limited liability company ● Incorporated on January 14, 2019 ● Registered capital of RMB 100,000 (USD 15,326) Primarily engages in AR advertising services	100% owned by Shenzhen Yitian
Wuhan 233 Interactive Entertainment Technology Co., Ltd. (“Wuhan 233”)	● A PRC limited liability company ● Incorporated on May 15, 2020 ● Registered capital of RMB 100,000 (USD 15,326) Primarily engages in mobile games development	100% owned by Shenzhen Yitian
Weidong Technology Co., Ltd. (“Weidong”)	● A PRC limited liability company ● Incorporated on October 28, 2020 ● Registered capital of RMB 50,000,000 (USD 7,662,953) Primarily engages in AR advertising services	100% owned by Shenzhen Yitian
Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	● A PRC limited liability company ● Incorporated on October 30, 2020 ● Registered capital of RMB 20,000,000 (USD 3,065,181) Primarily engages in AR advertising services	100% owned by Weidong
Tianjin Weidong Technology Co., Ltd. (“Tianjin Weidong”)

●  A PRC limited liability company

●  Incorporated on October 30, 2020

●  Registered capital of RMB 20,000,000 (USD 3,065,181)
Primarily engages in AR advertising services

●  No operations as of December 31, 2020

60% owned by Weidong
Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	● A PRC limited liability company ● Incorporated on May 20, 2014 ● Registered capital of RMB 10,000,000 (USD 1,532,591) Primarily engages in AR advertising services	100% owned by Beijing WiMi
Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	● A PRC limited liability company ● Incorporated on August 24, 2017 ● Registered capital of RMB 5,000,000 (USD 766,295) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	● A PRC limited liability company ● Incorporated on November 25, 2016 ● Registered capital of RMB 5,000,000 (USD 766,295) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”)	● A PRC limited liability company ● Incorporated on January 31, 2019 ● Registered capital of RMB 5,000,000 (USD 766,295) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	● A PRC limited liability company ● Incorporated on December 3, 2019 ● Registered capital of RMB 5,000,000 (USD 766,295) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name	Background	Ownership
Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	● A PRC limited liability company ● Incorporated on September 24, 2020 ● Registered capital of RMB 10,000,000 (USD 1,532,591) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	● A Hong Kong company ● Incorporated on February 22, 2016 ● Primarily engages in MR software development and licensing	100% owned by Beijing WiMi
Skystar Development Co., Ltd (“Skystar”)	● A Republic of Seychelles Company ● Incorporated on March 30, 2016 ● Primarily engages in MR software development and licensing	100% owned by Micro Beauty
Lixin Technology Co., Ltd. (“Lixin Technology”)

●  A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

●  Incorporated on August 4, 2020

●  Registered capital of RMB 200,000,000 (USD 30,651,811)

● Primarily engages in research, development and sale of computer chip and intelligent chip products

100% owned by Wimi Cayman
Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)

●  A PRC limited liability company

●  Incorporated on October 10, 2020

●  Registered capital of RMB 50,000,000 (USD 7,662,953)

● Plan to support the daily operations of Lixin Technology, no operations as of December 31, 2020

100% owned by Lixin Technology
VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	● A Cayman company ● Incorporated on September 24, 2020 ● Primarily engages in the development of central processing algorithm and cloud computing services	86.5% owned by Wimi Cayman
Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	● A Singapore company ● Incorporated on January 9, 2009 ● Capital of RMB 3,262,457 (USD 500,001) ● Primarily engages in customization of central processing units	100% owned by VIYI Acquired in September 2020
Excel Crest Limited (“Excel Crest”)	● A Hong Kong company ● Incorporated on September 10, 2020 ● Support the daily operations of Fe-da Electronics in Hong Kong, no material operations as of December 31, 2020	100% owned by Fe-da Electronics
VIYI Technology Ltd. (“VIYI Ltd”)	● A Hong Kong company ● Incorporated on October 9, 2020 ● A holding company ● No operations as of December 31, 2020	100% owned by VIYI
Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on November 18, 2020 ● Registered capital of RMB 195,747,000 (USD 30,000,000) ● A holding company	100% owned by VIYI Ltd
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)

●  A PRC limited liability company

●  Incorporated on November 30, 2020

●  Registered capital of RMB 50,000,000 (USD 7,662,953)

● Plans to engage in providing software support services, no material operations as of December 31, 2020

58% owned by VIYI Ltd

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of internet content providers, the Company operates its internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Beijing WiMi and Shenzhen Yitian (from December 24, 2020) are controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Beijing WiMi contractual agreements signed on November 6, 2018 and December 18, 2020

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters (collectively the “Contractual Arrangements”, which were signed on November 6, 2018). Pursuant to reorganization on December 18, 2020, the previous contractual agreements were terminated and Beijing WiMi and Wimi WFOE entered into new contractual agreements on December 18, 2020. Wimi WFOE maintained effective control of Beijing WiMi. The significant terms of the Contractual Agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Wimi WFOE and Beijing WiMi, Wimi WFOE has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Wimi WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay Wimi WFOE service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement will remain effective until the date when it is terminated by Wimi WFOE.

Exclusive Share Purchase Option Agreement

Pursuant to the exclusive share purchase option agreement, by and among Wimi WFOE, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted Wimi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of Wimi WFOE or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at Wimi WFOE’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Exclusive Assets Purchase Agreement

Pursuant to the exclusive asset purchase agreement by Wimi WFOE and Beijing WiMi, Beijing WiMi irrevocably granted Wimi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of Wimi WFOE, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify Wimi WFOE any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at Wimi WFOE’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, by and among Wimi WFOE, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to Wimi WFOE to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Wimi WFOE in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without Wimi WFOE’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The Company has completed the registration of the equity pledges with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Power of Attorney

Pursuant to the power of attorney, by Wimi WFOE and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized Wimi WFOE or any person(s) designated by Wimi WFOE to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

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

Based on the foregoing contractual arrangements signed on November 6, 2018 and December 18, 2020, which grant Wimi WFOE effective control of Beijing WiMi and enable Wimi WFOE to receive all of their expected residual returns, the Company accounts for Beijing WiMi as a VIE. Accordingly, the Company consolidates the accounts of Beijing WiMi for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Shenzhen Yitian

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters (collectively the “Contractual Arrangements”, which were signed on December 24, 2020). The significant terms of the Contractual Agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Shenzhen Weiyixin and Shenzhen Yitian dated December 24, 2020, Shenzhen Weiyixin has the exclusive right to provide to Shenzhen Yitian consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Shenzhen Weiyixin has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shenzhen Yitian agrees to pay Shenzhen Weiyixin service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement will remain effective until the date when it is terminated by Shenzhen Weiyixin.

Exclusive Share Purchase Option Agreement

Pursuant to the exclusive share purchase option agreement dated December 24, 2020, by and among Shenzhen Weiyixin, Shenzhen Yitian and each of the shareholders of Shenzhen Yitian, each of the shareholders of Shenzhen Yitian irrevocably granted Shenzhen Weiyixin an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Shenzhen Yitian, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Shenzhen Yitian undertakes that, without the prior written consent of Shenzhen Weiyixin or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective unless terminated in the event that the entire equity interests held by registered shareholders in Shenzhen Yitian have been transferred to Shenzhen Weiyixin or until the date when it is terminated by Shenzhen Weiyixin. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement dated December 24, 2020, by and among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian, the shareholders of Shenzhen Yitian pledged all of their equity interests in Shenzhen Yitian to Shenzhen Weiyixin to guarantee their and Shenzhen Yitian’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Shenzhen Weiyixin in enforcing such obligations of Shenzhen Yitian or its shareholders. The shareholders of Shenzhen Yitian agree that, without Shenzhen Weiyixin’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge under the equity interest pledge agreement shall take effect upon the completion of registration with the relevant administration for industry and commerce, which was completed as of January 29, 2021, and shall remain valid until the earlier of (1) the completion of all contractual obligations and the repayment of all secured debts, or (2) the time when the pledgee and/or the appointed person(s) have decided, subject to the PRC laws, to purchase the entire equity interests of the pledger in Shenzhen Yitian, and such equity interests of Shenzhen Yitian have been transferred to the pledgee and/or the appointed person(s) in accordance with the law such that the pledgee and/or the appointed person(s) may lawfully engage in the business of Shenzhen Yitian.

Loan Agreement

Pursuant to the loan agreement dated December 24, 2020, Shenzhen Weiyixin agreed to provide loans to the registered shareholders of Shenzhen Yitian, to be used exclusively as investment in Shenzhen Yitian. The loan must not be used for any other purposes without the relevant lender’s prior written consent. The term of the loan agreement commences from the date of the agreement and ends on the date the lender exercises its exclusive option under the relevant exclusive share purchase option agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier. After the lender exercises its exclusive option, the borrower may repay the loan by transferring all of its equity interest in the relevant Onshore Holdco to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer is equal to or less than the principal of the loan under the loan agreement, the loan is considered interest-free. If the proceeds of such transfer is higher than the principal of the loan under the loan agreement, any surplus is considered interest for the loan.

Power of Attorney

Pursuant to the power of attorney dated December 24, 2020, by Shenzhen Weiyixin and each shareholder of Shenzhen Yitian, respectively, each shareholder of Shenzhen Yitian irrevocably authorized Shenzhen Weiyixin or any person(s) designated by Shenzhen Weiyixin to exercise such shareholder’s voting rights in Shenzhen Yitian, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Shenzhen Yitian, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Shenzhen Yitian. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Shenzhen Yitian.

Spousal Consent Letters

Pursuant to these letters, the spouses of the applicable shareholders of Shenzhen Yitian unconditionally and irrevocably agreed that the equity interest in Shenzhen Yitian held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Shenzhen Yitian held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Shenzhen Yitian held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Based on the foregoing contractual arrangements, which grant Shenzhen Weiyixin effective control of Shenzhen Yitian and enable Shenzhen Weiyixin to receive all of their expected residual returns, the Company accounts for Shenzhen Yitian as a VIE on December 24, 2020. The reorganization under common control did not result in change in reporting entities of the Company therefore no impact to the Company’s consolidated financial statements as of December 31, 2020.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2—Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions, and valuation of stock-based compensation. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company, its subsidiaries in Seychelles and Singapore and two subsidiaries, ICinit and VIDA, in Hong Kong is U.S. dollar, and its other subsidiaries which are incorporated in Hong Kong and PRC are Hong Kong Dollar and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to RMB 3,097,741 and RMB (35,434,146) (USD 5,430,604) as of December 31, 2019 and 2020, respectively. The balance sheet amounts, with the exception of shareholders’ equity for Wimi HK and VIYI, at December 31, 2019 and 2020 were translated at RMB 1.00 to HKD 1.1163 and to HKD 1.1882, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2018, 2019 and 2020 were RMB 1.00 to HKD 1.1815, HKD 1.1363 and to HKD 1.11245, respectively. The balance sheet amounts, with the exception of shareholders’ equity for Wimi Cayman, Skystar and Fe-da Electronics, at December 31, 2019 and 2020 were translated at RMB 1.00 to USD 0.1433 and to USD 0.1533, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2018, 2019 and 2020 were RMB 1.00 to USD 0.1451, USD 0.1450 and to USD 0.1450, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1533, representing the mid-point reference rate set by Peoples’ Bank of China on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK, Singapore and US.

Restricted cash

Restricted cash consists of any cash balances that are legally restricted as to withdrawal and use. In connection with the Company’s initial public offering in March 2020 and subsequent public offering in July 2020, a total of USD 2,006,000 (RMB 13,088,949) of the net proceeds received is deposited in escrow accounts and restricted to withdraw for a year since closing date. In connection with the Company’s March 2021 public offering with the same escrow agent, USD 1 million of the July 2020 offering escrow proceeds will be extended for an additional escrow period terminating on the six-month anniversary of the closing date of the March 2021 offering.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2019 and 2020, the Company made RMB 1,577,486 and RMB 2,734,421 (USD 419,075) allowance for doubtful accounts for accounts receivable, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of December 31, 2019 and 2020, the Company determined that no allowance was necessary.

Prepaid expenses and other current assets

Prepaid expenses and other current assets are mainly payments made to vendors or services providers for future services and prepaid rent. These amounts are refundable and bear no interest. Prepaid expenses also includes money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid expenses and other current assets on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2019 and 2020, no allowance was deemed necessary.

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

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2018, 2019 and 2020, no impairment of long-lived assets was recognized.

Short term investments

Short-term investments are investment in marketable equity securities that are measured and recorded at fair value based on quoted prices in active markets on reporting dates with changes in fair value, whether realized or unrealized, recorded through the income statement.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2018, 2019 and 2020.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(iii) Semiconductor business

The Company’s semiconductor business includes two sub categories: sale of products and software development.

a. Sale of products

Starting in July 2020, the Company also engage in sales of semiconductor products and related accessories. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a time when the control of products or services are transferred to customers.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

b. Revenue from software development

The Company also designs software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s revenue from software development contracts are generally recognized over time during the development period the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenue.

Contract costs:

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The Company reviewed impairment of contract costs at December 31, 2020 and determined all contract costs are recoverable.

The Company’s disaggregate revenue streams are summarized and disclosed in Note 19.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenues

For AR advertising services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

For AR entertainment segment, the cost of revenue consist of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For computer chip and intelligent chip business segment, the cost of revenue consist primarily of the costs of products sold and third party software development costs.

Advertising costs

Advertising costs amounted to nil, RMB 59,091 and RMB 97,820 (USD 14,992) for the years ended December 31, 2018, 2019 and 2020, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable. All of the VAT/GST returns filed by the Company’s subsidiaries in China and Singapore, have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2018 to 2020 are subject to examination by any applicable tax authorities.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Income, net

Other Income includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 1,236,593 and RMB 1,356,800 and RMB 1,097,498 (USD 168,201) for the years ended December 31, 2018, 2019 and 2020, respectively.

Other income also includes RMB 851,583 and RMB 1,282,807 (USD 196,602) of input VAT credit the Company redeemed during the years ended December 31, 2019 and 2020. As part of VAT reform in 2019, from April 1, 2019 to December 31, 2021, a taxpayer in certain service industries could claim additional 10% of input VAT credit based on total input VAT paid to suppliers, the credit was applied to offset with the Company’s VAT payable.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2020, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, the Company recognized approximately RMB 1.8 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 7% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Stock-based compensation

The Company records stock-based compensation expense for employees and non-employees at fair value on the grant date. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 1,057,537 and RMB 1,451,938 and RMB 1,123,211 (USD 172,142) for the years ended December 31, 2018, 2019 and 2020, respectively.

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.00% of the equity interest of VIDA, 49.00% of the equity interest of ICinit and its subsidiary (SZ ICinit), 13.50% of the equity interest of VIYI and VIYI Ltd (no operations in 2020), 13.50% of the equity interest of Fe-da Electronics and its subsidiary (Excel), and 13.50% of the equity interest of Shenzhen Weiyixin and 49.83% of the equity interest of Shenzhen Weiyixin’s subsidiary (Shanghai Weimu) and 13.50% of the equity interest of Shenzhen Weiyixin’s VIE and VIE’s subsidiaries (including Shenzhen Yitian, Korgas 233, Wuhan 233, YY Online, Shenzhen Qianhai, Weidong, and Korgas Weidong) and 48.10% of equity interest of Weiyixin’s VIE’s subsidiary Tianjin Weidong (no operations in 2020) held by other investors. Noncontrolling interests subscriptions receivable amounted to RMB 88,671,062 (USD 13,589,643) as of December 31, 2020, which includes RMB 172,528 (USD 26,441) from two individual investors of VIDA, RMB 412,384 (USD 63,202) from one individual investor of ICinit, and RMB 88,086,150 (USD 13,500,000) from VIYI which was subsequently received in January 2021. Subscriptions receivable from VIDA and ICinit are expected to be received in 2021. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
VIDA	-	4,630,583	709,678
ICinit and subsidiary	-	781,772	119,813
VIYI and VIYI Technology	-	91,995,852	14,099,197
Fe-da Electronics and subsidiary	-	986,244	151,151
Shenzhen Weiyixin, subsidiaries and VIE	-	2,082,345	319,140
Noncontrolling interests subscriptions receivable	-	(88,671,062)	(13,589,643)
Total noncontrolling interests	-	11,805,734	1,809,336

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended December 31, 2018 and 2019, there were 922,621 and 8,611,133 dilutive shares, respectively; while for the year ended December 31, 2020, there was no dilutive effect of potential shares due to the Company’s net loss.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. ASU 2019-10 further amended the effective date for non-public Companies to be effective for fiscal years beginning after December 15, 2020. The Company adopted the ASU for the annual reporting period ended December 31, 2020. The Company recognized right-of-use (“ROU”) assets of approximately RMB 1.8 million, with corresponding lease liabilities of approximately the same amount based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of approximately 7%.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company does not expect the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3—Variable interest entity (“VIE”)

Wimi WFOE entered into Contractual Arrangements with Beijing WiMi on November 6, 2018. The Contractual Arrangements were terminated on December 18, 2020, and Wimi WFOE entered into another Contractual Arrangements with Beijing WiMi on the same day, under which Wimi WFOE maintains effective control of Beijing WiMi. The significant terms of these Contractual Arrangements are summarized in “Note 1—Nature of business and organization” above. As a result, the Company classifies Beijing WiMi as VIE which should be consolidated based on the structure as described in Note 1.

Shenzhen Weiyixin entered into Contractual Arrangements with Shenzhen Yitian on December 24, 2020. The significant terms of these Contractual Arrangements are summarized in “Note 1—Nature of business and organization” above. As a result, the Company classifies Shenzhen Yitian as VIE which should be consolidated based on the structure as described in Note 1.

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

i)	Beijing WiMi

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ii)	Shenzhen Yitian

 Shenzhen Weiyixin is deemed to have a controlling financial interest and be the primary beneficiary of Shenzhen Yitian because it has both of the following characteristics:

(1) The power to direct activities at Shenzhen Yitian that most significantly impact such entity’s economic performance, and

(2) The right to receive benefits from Shenzhen Yitian that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Shenzhen Yitian pays service fees equal to all of its net income to Shenzhen Weiyixin. The Contractual Arrangements are designed so that Shenzhen Yitian operate for the benefit of Shenzhen Weiyixin and ultimately, the Company.

Accordingly, the accounts of Shenzhen Yitian were consolidated in the accompanying financial statements as subsidiary of Beijing WiMi up to December 24, 2020 and as VIE of Shenzhen Weiyixin from December 24, 2020 forward. Under the VIE Arrangements, the Company has the power to direct activities of Shenzhen Yitian and can have assets transferred out of Shenzhen Yitian. Therefore, the Company considers that there is no asset in Shenzhen Yitian that can be used only to settle obligations of Shenzhen Yitian, except for registered capital and PRC statutory reserves, if any. As Shenzhen Yitian is incorporated as limited liability company under the Company Law of the PRC, creditors of the Shenzhen Yitian do not have recourse to the general credit of the Company for any of the liabilities of Shenzhen Yitian.

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Current assets	88,858,539	124,531,422	19,085,568
Property and equipment, net	740,226	362,130	55,500
Other noncurrent assets	385,207,213	472,662,535	72,439,813
Total assets	474,805,978	597,556,087	91,580,881
Total liabilities	(180,276,255)	(258,081,528)	(39,553,331)
Net assets	294,529,723	339,474,559	52,027,550

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Current liabilities:
Accounts payable	38,695,727	24,921,108	3,819,385
Deferred revenues	503,576	10,475,681	1,605,493
Other payables and accrued liabilities	1,963,068	4,287,545	657,105
Current portion of shareholder loans	69,592,363	62,244,928	9,539,599
Operating lease liabilities	—	366,794	56,215
Taxes payable	9,659,932	9,452,749	1,448,719
Intercompany payable*	42,270,095	122,842,378	18,826,707
Total current liabilities	162,684,761	234,591,183	35,953,223
Non-current shareholder loan	14,974,315	22,016,710	3,374,260
Operating lease liabilities - noncurrent	—	120,033	18,396
Deferred tax liabilities, net	2,617,179	1,353,602	207,452
Total liabilities	180,276,255	258,081,528	39,553,331

*	Intercompany balances will be eliminated upon consolidation.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summarized operating results of the VIE’s are as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2020
	RMB	RMB	RMB	USD
Operating revenues	225,271,564	319,181,424	336,709,317	51,603,751
Gross profit	139,857,503	173,013,581	122,273,631	18,739,541
Income from operations	102,641,091	122,754,439	55,174,632	8,456,012
Net income	91,056,633	110,135,996	46,233,277	7,085,668

The summarized statements of cash flow of the VIE’s are as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2020
	RMB	RMB	RMB	USD
Net cash provided by operating activities	101,291,046	193,845,889	127,238,346	19,500,429
Net cash used in investing activities	(98,597,356)	(126,445,437)	(109,815,861)	(16,830,275)
Net cash used in financing activities	(2,663,285)	(40,770,037)	(50,000)	(7,663)
Effect of exchange rate on cash and cash equivalents	-	(327,988)	1,479,386	226,729
Net increase in cash and cash equivalents	1,433,789	26,302,427	18,851,871	2,889,220
Cash and cash equivalents, beginning of year	12,661,634	14,095,423	40,397,850	6,191,336
Cash and cash equivalents, end of year	14,095,423	40,397,850	59,249,721	9,080,556

Note 4— Business combination

Acquisition of Fe-da Electronics

On September 27, 2020, VIYI entered into Acquisition Framework Agreement, which was amended and supplemented on September 28, 2020, to acquire 100% equity interests of Fe-da Electronics Company Pte Ltd. (“Fe-da Electronics”), a provider of Internet of Things solutions based in Singapore, to accelerate the development of the Company’s computer chip and intelligent chip business. The transaction consummated on September 28, 2020. According to the agreement, acquisition consideration is up to USD 35 million (approximately RMB 228.4 million) to acquire the 100% equity interests of Fe-da Electronics. Pursuant to the amended and supplemented agreement, VIYI is to pay USD 15 million (approximately RMB 97.9 million) in cash, and the remaining cash payments for this acquisition are expected to be made in three installments during the next three years, subject to the fulfilment of certain performance conditions by Fe-da Electronics. The first payment of USD 6 million (approximately RMB 39.1 million) is due on March 31, 2022 if the net income of Fe-da Electronics for the year of 2021 is at least USD 3 million (approximately RMB 19.6 million); the second payment of USD 6 million (approximately RMB 39.1 million) is due on March 31, 2023 if the net income of Fe-da Electronics for the year of 2022 is at least USD 6 million (approximately RMB 39.1 million); and the third payment of USD 8 million (approximately RMB 52.2 million) is due on March 31, 2024 if the net income of Fe-da Electronics for the year of 2023 is at least USD 9 million (approximately RMB 58.7 million). On March 26, 2020, the Company and Fe-da Electronics signed a second amended agreement to amend the terms of payment for the three installments above to be settled altogether on March 31, 2024 instead of over three years. If Fe-da Electronics is unable to meet the performance target in any year, the Company is entitled to a refund of consideration in two times the difference of actual and target net income up to USD 20 million. VIYI paid USD 15 million (approximately RMB 97.9 million) on November 27, 2020.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The main businesses of Fe-da Electronics are the customization of central processing units (“CPU”) for computers and servers and the production of storage devices, including SSD and RAM storage devices. After integrating Fe-da Electronics into VIYI, the Company plans to both retain and strengthen Fe-da Electronics’ current team, fostering meaningful synergies in its development of central processing algorithm services. The Company also plans to utilize Fe-da Electronics’ existing artificial intelligence (“AI”) and cloud computing technologies to further unlock its potential in the development of cloud service solutions.

The Company’s acquisition of Fe-da Electronics was accounted for as a business combination in accordance with ASC 805. Management estimated the fair value of consideration including any contingent consideration based on the present value of the probability-weighted expected amount of the future payments. The Company then allocated the fair value of consideration of Fe-da Electronics based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of consideration to acquire Fe-da Electronics on September 28, 2020:

	RMB	USD
Present value of cash to be paid by November 30, 2020	101,472,360	14,867,309
Present value of contingent cash installments	1,949,926	285,695
Total consideration at fair value	103,422,286	15,153,004

As of December 31, 2020, acquisition payable amounted to RMB 1,864,131 (USD 285,695), net of discount of RMB 1,830,546 (USD 280,548). During the year ended December 31, 2020, a total of RMB 914,864 (USD 140,211) was recorded for amortization expense of acquisition payable discount.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Fe-da Electronics based on valuation performed by an independent valuation firm engaged by the Company and translated the fair value from USD to RMB using the exchange rate on September 28, 2020 at the rate of USD 1.00 to RMB 6.8252.

	Fair value	Fair value
	RMB	USD
Cash and cash equivalents	2,413,276	353,583
Other current assets	42,183,452	6,180,544
Plant and equipment	9,930	1,455
Intangible assets	30,353,889	4,447,326
Other noncurrent assets	89,252	13,078
Total assets	75,049,799	10,995,986
Total liabilities	(27,170,661)	(3,980,933)
Fair value of net assets acquired	47,879,138	7,015,053
Goodwill	55,543,148	8,137,951
Total consideration	103,422,286	15,153,004

Customer relationship, including the customer list, the awareness of customer views and expectations and continuous interactions with customers, with a fair value of approximately RMB 27.3 million (USD 4.0 million) and estimated finite useful life of 4 years and technology know-hows, including the central processing algorithm technology and the artificial intelligence (“AI”) and cloud computing technologies, with a fair value of approximately RMB 3.1 million (USD 0.4 million) and estimated finite useful life of 5 years were raised from the acquisition.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approximately RMB 55.5 million (USD 8.1 million) of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The amount of revenue and net income what resulted from the acquisition and included in the consolidated statements of operations and comprehensive income (loss) during the twelve months ended December 31, 2020 were RMB 124,413,884 (USD 19,067,554) and RMB 7,734,713 (USD 1,185,415), respectively.

Unaudited pro forma revenue and net income for the year ended December 31, 2020 were RMB 478,653,124 (USD 73,357,925) and RMB 8,956,366 (USD 1,372,644), respectively as if the acquisition happened on January 1, 2020.

Note 5—Short term investments

Short term investments consist of the following:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Marketable securities (1)	-	32,878,252	5,038,890

Fair value disclosure:

	December 31,	December 31, 2020 Fair Value
	2020	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	32,878,252	32,878,252	-	-

There is no transfer between the levels for the periods presented.

(1)	During the year ended December 31, 2020, the Company invested a total of approximately RMB 173.6 million (USD 26.6 million) in marketable securities and redeemed approximately RMB 151.1 million (USD 23.2 million). The fair value change resulted in gains of approximately RMB 12.3 million (USD 1.9 million) for the year ended December 31, 2020.

Note 6—Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Accounts receivable	37,699,656	175,349,044	26,873,829
Less: allowance for doubtful accounts	(1,577,486)	(2,734,421)	(419,075)
Accounts receivable, net	36,122,170	172,614,623	26,454,754

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Beginning balance	2,591	1,577,486	241,764
Addition	1,575,690	1,156,935	177,311
Write-off	(795)	-	-
Ending balance	1,577,486	2,734,421	419,075

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7—Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Office electronic equipment	1,677,900	1,859,484	284,982
Office fixtures and furniture	85,368	88,577	13,575
Leasehold improvements	1,153,205	1,368,922	209,800
Subtotal	2,916,473	3,316,983	508,357
Less: accumulated depreciation	(2,147,005)	(2,587,771)	(396,599)
Total	769,468	729,212	111,758

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 amounted to RMB 742,956, RMB 690,400 and RMB 483,658 (USD 74,125), respectively.

Note 8—Cost method investments

Cost method investments consist of the following:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
9.0% Investment (1 company in the AR and virtual reality (“VR”) areas)	-	45,000,000	6,896,658
8.0% Investment (2 companies in the AR and VR areas)	500,000	1,100,000	168,585
6.0% Investment (1 company in the AR, VR, software and robotic areas)	-	600,000	91,955
5.5% Investment (1 company in the AR, VR and game areas)	-	600,000	91,955
5.0% Investment (21 companies in the AR, VR and digital marketing areas)	2,000,000	50,400,000	7,724,256
4.5% Investment (1 company in the VR medical treatment areas)	-	200,000	30,652
4.0% Investment (14 companies in the AR, VR, 3D animation and software areas)	1,000,000	8,400,000	1,287,376
3.5% Investment (2 companies in the AR and VR areas)	-	1,200,000	183,911
3.0% Investment (5 companies in the AR, VR and 3D animation areas)	-	3,900,000	597,710
2.0% Investment (4 companies in the AR, VR, 3D animation and software areas)	300,000	1,200,000	183,911
1.0% Investment (5 companies in the AR, VR, 3D animation, hardware and software areas)	550,000	1,450,000	222,226
Total	4,350,000	114,050,000	17,479,195

 During the years ended December 31, 2018, 2019 and 2020, the Company totally made nil, RMB 3,850,000 and RMB 109,700,000 (USD 16,812,518) in cost method investments, respectively.

Note 9—Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Copyrights	579,722	579,722	88,848
Customer relationship	-	26,099,600	4,000,000
Non-compete agreements*	64,961,002	64,370,622	9,865,381
Technology know-hows*	12,549,859	14,709,556	2,254,372
Subtotal	78,090,583	105,759,500	16,208,601
Less: accumulated amortization	(50,551,285)	(64,517,409)	(9,887,877)
Intangible assets, net	27,539,298	41,242,091	6,320,724

*	There is no change in carrying value of non-compete agreements and technology know-hows except for the foreign exchange translation difference from Skystar.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense for the years ended December 31, 2018, 2019 and 2020 amounted to RMB 12,795,897, RMB 13,193,519 and RMB 14,067,634 (USD 2,155,991), respectively.

The estimated amortization is as follows:

Twelve months ending December 31,	Estimated amortization expense	Estimated amortization expense
	RMB	USD
2021	16,771,896	2,570,445
2022	10,618,069	1,627,315
2023	7,774,151	1,191,459
2024	5,535,399	848,350
2025	495,786	75,984
Thereafter	46,790	7,171
Total	41,242,091	6,320,724

Note 10—Goodwill

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

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Goodwill from Shenzhen Kuxuanyou acquisition(a)	87,908,370	87,908,370	13,472,754
Goodwill from Shenzhen Yidian acquisition(b)	137,060,340	137,060,340	21,005,738
Goodwill from Shenzhen Yitian acquisition(c)	92,990,256	92,990,256	14,251,599
Goodwill from Skystar acquisition(d)	34,120,868	25,170,478	3,857,602
Goodwill from Fe-da Electronics acquisition(e)	-	53,099,316	8,137,951
Goodwill	352,079,834	396,228,760	60,725,644

(a)	Beijing WiMi acquired Shenzhen Kuxuanyou in 2015 to acquire 100% of the capital stock of Shenzhen Kuxuanyou for an aggregate consideration of RMB 113.0 million (approximately USD 16.5 million). The excess fair value of consideration over the identifiable assets acquired of RMB 87,908,370 (USD 13,472,754) was allocated to goodwill.

(b)	Beijing WiMi acquired Shenzhen Yidian in 2015 to acquire 100% of the capital stock of Shenzhen Yidian for an aggregate consideration of RMB 168.0 million (approximately USD 24.5 million). The excess fair value of consideration over the identifiable assets acquired of RMB 137,060,340 (USD 21,005,738) was allocated to goodwill.

(c)	Beijing WiMi acquired Shenzhen Yitian in 2015 to acquire 100% of the capital stock of Shenzhen Yitian for an aggregate consideration of RMB 192.0 million (approximately USD 28.0 million). The excess fair value of consideration over the identifiable assets acquired of RMB 160,990,256 (USD 24,673,214) was allocated to goodwill. Impairment loss of RMB 68,000,000 (USD 10,421,615) was recognized for the year ended December 31, 2016.

(d)	Micro Beauty acquired Skystar in 2017 to acquire 100% of the capital stock of Skystar for an aggregate consideration of RMB 58,450,000 (approximately USD 9.0 million). The excess fair value of consideration over the identifiable assets acquired of RMB 32,057,115 (USD 4,913,042) was allocated to goodwill. Impairment loss of RMB 7,276,957 (USD 1,115,260) was recognized for the year ended December 31, 2020.

(e)	VIYI acquired Fe-da Electronics in 2020 to acquire 100% of the capital stock of Fe-da Electronics for a net consideration of approximately RMB 104,646,044 (approximately USD 15.3 million). The excess fair value of consideration over the identifiable assets acquired of RMB 53,099,316 (USD 8,137,951 million) was allocated to goodwill.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the carrying amount of goodwill allocated to reportable segments as of December 31, 2019 and 2020 are as follows:

	AR advertising	AR	Semiconductor
	services	entertainment	business	Total	Total
	RMB	RMB	RMB	RMB	USD
As of December 31, 2018	137,060,340	214,273,681	—	351,334,021	53,845,120
Translation difference	—	745,813	—	745,813	114,303
As of December 31, 2019	137,060,340	215,019,494	—	352,079,834	53,959,423
Add: acquisition of Fe-da Electronics	—	—	55,543,148	55,543,148	8,512,490
Less: impairment loss	—	(7,276,957)	—	(7,276,957)	(1,115,260)
Translation difference	—	(1,673,433)	(2,443,832)	(4,117,265)	(631,008)
As of December 31, 2020	137,060,340	206,069,104	53,099,316	396,228,760	60,725,645

The Company tests for impairment annually, and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. Accordingly, the Company performed a quantitative assessment of the Company’s fair value of goodwill as of December 31, 2020 using an income approach with assumptions that are considered level 3 inputs with the assistance of a third party valuation firm. The Company concluded that the carrying value of Skystar reporting unit exceeded its respective fair value, resulting in a goodwill impairment of approximately RMB 7.3 million (USD 1.1 million) for the year ended December 31, 2020. The fair values of the respective reporting units were determined primarily by discounting estimated future cash flows, which were primarily determined based on revenue and expense growth assumptions and weighted average cost of capital, among other factors. The Company’s goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, if any, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

Note 11—Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Salary payables	1,931,636	1,880,897	288,265
Other payables	22,670	60,328	9,246
Accrued expenses	326,040	3,129,399	479,608
Total other payables and accrued liabilities	2,280,346	5,070,624	777,119

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Related party balances and transactions

Loans—related party

The Company borrows funds from Jie Zhao, the Company’s major shareholder for operation purpose. The loans are interest free, no collateral and are due in 2021. During the year ended December 31, 2018, the Company borrowed RMB 14,581,993 and repaid RMB 14,826,000. During the year ended December 31, 2019, the Company borrowed RMB 13,000,000 and repaid RMB 129,474,000. During the year ended December 31, 2020, the Company repaid RMB 4,850,000 (USD 743,306) to Jie Zhao. There is no change in carrying value of Wimi Cayman loan and Micro Beauty loan from Jie Zhao except for the foreign exchange translation difference.

The Company borrowed RMB 75,500,000 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. The Company repaid RMB 91,500,000 (USD 14,023,203) during the year ended December 31, 2020. The Company also borrowed additional RMB 96,300,000 (USD 14,758,847) during the year ended December 31, 2020. The loan has an annual interest rate of 7% and is due in 2021 and 2022. During the year ended December 31, 2020, interest expense related to this loan, included in finance expense, amounted to RMB 2,281,611 (USD 349,678).

Name of Related Party	Relationship	Nature	December 31, 2019	December 31, 2020	December 31, 2020
			RMB	RMB	USD
Jie Zhao	Chairman of Wimi Cayman	Loan	4,850,000	-	-
Jie Zhao*	Chairman of Wimi Cayman	Loan	6,675,789	6,261,665	959,657
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	75,500,000	80,300,000	12,306,702
Total:			87,025,789	86,561,665	13,266,359
Current portion of shareholder loan			70,987,603	63,876,153	9,789,599
Shareholder loan—non-current			16,038,186	22,685,512	3,476,760

*	There has been no change in the balance of the loan, change was due to exchange difference.

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2021	63,876,153	9,789,599
2022	22,685,512	3,476,760
Total	86,561,665	13,266,359

Note 13—Banking facility

Outstanding balance of banking facility consisted of the following:

Lender	Term	Interest rate	Collateral/Guarantee	December 31, 2019	December 31, 2020	December 31, 2020
				RMB	RMB	USD
DBS Bank, Ltd. (“DBS”)	July 8, 2020 to February 28, 2021	DBS Prevailing Cost of Funds +2.5% (Approximately 5%-5.5%)	Guaranteed by Mr. Huang Guanchao (Fe-da Electronics’ former director) and Mr. Lim Tzea (Fe-da Electronics’ general manager and director) and Mr. Lim Tzea’s assigned life insurance	-	13,049,800	2,000,000

On July 8, 2020, Fe-da Electronics received a revised USD 2 million (approximately RMB 13.0 million) banking facility from DBS to replace the old banking facility dated July 4, 2019. The revised banking facility is available for utilization from July 8, 2020 to July 8, 2021. The facility can be used as inventory/stock financing facility or trade facilities. Fe-Da mainly used the credit facilities for inventory financing. The funds are released from DBS to vendors directly and FE-DA is required to pay DBS in 60 days.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2020, Fe-da Electronics repaid USD 2,328,750 (RMB 16,062,786) to the credit line. Interest expense pertaining to the above facility for the year ended December 31, 2020 amounted to RMB 87,460 (USD 13,404). As of the date of the report, the outstanding balance of the facility as of December 31, 2020 has been paid off. As the owner of Fe-da Electronics has been changed after the acquisition, the revised banking facility is no longer available for utilization starting from February 2021.

Note 14—Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, Wimi Cayman and VIYI are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Wimi HK, Micro Beauty, VIDA, ICinit, VIYI Ltd and Excel Crest are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Wimi HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Seychelles

Skystar is incorporated in Seychelles and is not subject to tax on income generated outside of Seychelles under the current law. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Singapore

Fe-da Electronics is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately RMB 49,000) taxable income and 50% of the next SGD 190,000 (approximately RMB 937,000) taxable income are exempted from income tax.

PRC

The subsidiaries and VIE incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shenzhen KXY obtained the “high-tech enterprise” tax status in October 2015, which reduced its statutory income tax rate to 15% from November 2016 to November 2019. Shenzhen Kuxuanyou renewed the HNTE tax status in December 2020, and the status will expire in December 2023.

Shenzhen Yiruan, Shenzhen Yiyun, Shenzhen Yidian and Shenzhen Duodian are qualified as software companies by local taxing authority, and obtained two years of tax exempt status and three years at reduced income tax rate of 12.5%. After the initial 5 years, the Company can apply for the reduced rate in a yearly basis. In addition, 75% of R&D expenses of Shenzhen Kuxuanyou and Shenzhen Yiruan are subject to additional deduction from pre-tax income.

Korgas Shengyou, Korgas Wimi, Korgas Duodian, Korgas 233 and Korgas Weidong were formed and registered in Korgas in Xinjiang Provence, China from 2016 to 2020, and Kashi Duodian was formed and registered in Kashi in Xinjiang Provence, China in 2019. These companies are not subject to income tax for 5 years and can obtain another two years of tax exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shenzhen Qianhai was formed and registered in Qianhai District in Guangdong Provence, China in 2015. It is subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

Lixin Technology and Weidong were formed and registered in the free tax zone in Hainan Provence, China in 2020. These companies are subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

Tax savings for the years ended December 31, 2018, 2019 and 2020 amounted to RMB 20,619,510, RMB 23,679,290 and RMB 14,543,996 (USD 2,228,999), respectively. The Company’s basic and diluted earnings per shares would have been each lower by RMB 0.21 per share for the years ended December 31, 2018 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lower by RMB 0.24 and RMB 0.22 per share for the year ended December 31, 2019 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lower by RMB 0.11 (USD 0.02) and RMB 0.11 (USD 0.02) per share for the year ended December 31, 2020 without the preferential tax rate reduction, respectively.

Significant components of the benefit of (provision for) income taxes are as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2020
	RMB	RMB	RMB	USD
Current	(9,618,606)	(4,644,300)	(4,487,629)	(687,770)
Deferred	1,543,010	1,515,220	1,582,948	242,601
Provision for income taxes	(8,075,596)	(3,129,080)	(2,904,681)	(445,169)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate in China	(21.2)%	(22.5)%	8.3%
Tax rate difference outside China(1)	—	—	(35.9)%
Change in valuation allowance	—	0.4%	(0.4)%
Additional R&D deduction in China	(0.5)%	(0.5)%	2.0%
Permanent difference	4.5%	0.6%	(1.0)%
Effective tax rate	7.8%	3.0%	(2.0)%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities—China

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	130,321	160,287	24,565
Net operating loss carryforwards	2,762,833	2,080,433	318,845
Less :valuation allowance	(2,762,833)	(2,080,433)	(318,845)
Deferred tax assets, net	130,321	160,287	24,565
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	2,747,500	6,144,892	941,760
Total deferred tax liabilities, net	2,617,179	5,984,605	917,195

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s cumulative net operating loss (“NOL”) of approximately RMB 8,321,732 (USD 1,275,381) as of December 31, 2020 was mainly from NOL of Beijing WiMi. The NOL starts to expire in 2022. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2020.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
VAT taxes payable	494,964	1,555,978	238,468
Income taxes payable	9,093,481	9,704,988	1,487,377
Other taxes payable	72,437	254,658	39,029
Totals	9,660,882	11,515,624	1,764,874

Note 15—Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2020, cash balance of RMB 230,740,141 (USD 35,357,498) was deposited with financial institutions located in China, of which RMB 220,283,922 (USD 33,760,505) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2020, cash balance of HKD 135,648,550, approximately RMB 114,161,819 (USD 17,496,332) was maintained at financial institutions in Hong Kong, of which HKD 131,636,626 approximately RMB 110,785,384 (USD 16,978,863) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2020, cash balance of SGD 1,995,466 approximately RMB 9,840,443 (USD 1,508,137) was maintained at DI Scheme banks in Singapore, of which SGD 1,845,466 approximately RMB 9,100,733 (USD 1,394,770) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2020, cash balance of USD 2,054,084 (RMB 13,402,694) was deposited with a financial institution located in US, of which USD 63,191 (RMB 412,313) was subject to credit risk. The Company’s short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of December 31, 2020, a total of RMB 32,457,452 (USD 4,974,398) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Customer concentration risk

For the years ended December 31, 2018, 2019 and 2020, no customer accounted for more than 10% of the Company’s total revenues.

As of December 31, 2019, two customers accounted for 13.4% and 12.0% of the Company’s accounts receivable. As of December 31, 2020, three customers accounted for 19.1%, 14.0% and 12.2% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2018, three vendors accounted for 13.2%, 12.8% and 12.4% of the Company’s total purchases. For the year ended December 31, 2019, one vendor accounted for 26.6% of the Company’s total purchases. For the year ended December 31, 2020, three vendors accounted for 15.6%, 12.4% and 10.7% of the Company’s total purchases.

As of December 31, 2019, three vendors accounted for 32.8%, 27.9% and 11.9% of the Company’s accounts payable, respectively. As of December 31, 2020, four vendors accounted for 25.9%, 18.6%, 13.9% and 11.0% of the Company’s accounts payable.

Note 16—Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into seven non-cancellable operating lease agreements with term more than one year for office spaces expiring through December 2022. Upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 1.8 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.5 years.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expense for the years ended December 31, 2018, 2019 and 2020 was RMB 3,359,469, RMB 3,707,039 and RMB 3,770,003 (USD 577,787), respectively.

The maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount		Operating Lease Amount
	RMB		USD
2021	2,834,662	*	434,438
2022	640,628		98,183
Total lease payments	3,475,290		532,621
Less: Interest	(101,540)		(15,562)
Present value of lease liabilities	3,373,750		517,059

*	Include the operating leases with a term less than one year.

Note 17—Shareholders’ equity

Ordinary shares

Wimi Cayman was established under the laws of Cayman Islands on August 16, 2018 with authorized share of 20,115,570 Class A Ordinary Shares of par value USD 0.0001 each, 466,967,730 Class B Ordinary Shares of par value USD 0.0001 each and 12,916,700 Series A Preferred Shares of par value USD 0.0001 each. Each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time by the holder. Except for the voting right and conversion right, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

During the fourth quarter of 2018, Wimi Cayman issued 20,115,570 of Class A Ordinary Shares and 79,884,430 shares of Class B Ordinary shares, and the shares were accounted as if they were issued and outstanding at the beginning of the period presented pursuant to the reorganization as stated in Note 1.

On March 31, 2020, the Company completed its IPO of 4,750,000 American Depository Shares (“ADS”) and the exercise of over-allotment option 169,140 ADSs at a public offering price of USD 5.50 per ADS, each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.0001 per share, resulting in net proceeds to the Company of USD 24,201,881 (RMB 171,472,748) after deducting underwriting commission and other expenses of USD 2,853,389 (RMB 18,618,078).

On July 27, 2020, the Company completed its second public offering of 7,560,000 American Depository Shares (“ADS”) at a public offering price of USD 8.18 per ADS, each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.0001 per share, resulting in net proceeds to the Company of USD 57,310,503 (RMB 401,339,721) after deducting underwriting commission and other expenses of USD 4,530,297 (RMB 29,559,735).

Preferred shares

On November 22, 2018, the Company entered into share purchase agreement with two institutional investors pursuant to which the investors purchased 8,611,133 shares of the Company’s Series A convertible Preferred Shares for total proceeds of USD 20,000,000. The Preferred Shares holders could convert the Class B Ordinary Shares at any time at the Preferred Shares issue prices. Each Preferred Share shall automatically be converted into Class B Ordinary Shares, at the then applicable Preferred Share Conversion Price upon the closing of a Qualified Initial Public Offering (“IPO”). As of December 31, 2020, 8,611,133 shares of the Company’s Series A convertible Preferred Shares have been converted to Class B ordinary shares.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock based compensation

On June 6, 2020, the Company’s shareholders approved the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) to be administered by the Company’s board. The maximum aggregate number of Class B ordinary shares that may be issued under the 2020 Equity Incentive Plan is 17,500,000. The awards could be granted in the form of share options, restricted shares, restricted share units and other local awards.

On June 6, 2020, the board of directors approved and granted 15,890,000 Class B ordinary shares valued at USD 1.73 per share on the grant date with an aggregated fair value of USD 27,489,700 under the 2020 Plan to employees, vested on October 1, 2020. The Company recorded compensation expense of RMB 189,064,940 for the year ended December 31, 2020.

On September 12, 2020, the board of directors approved and granted 148,240 Class B ordinary shares valued at USD 3.31 per share on the grant date with an aggregated fair value of USD 490,674 under the 2020 Plan to employees and consultants, of which 103,240 shares vested on October 15, 2020. The remaining 45,000 shares granted to consultants are vesting in three equal annual installments, with the first installment vesting on October 15, 2021, the second vesting on October 15, 2022 and the third vesting on October 15, 2023. The Company recorded compensation expense of RMB 2,353,518 for the year ended December 31, 2020.

As of December 31, 2020, total of 16,038,240 Class B ordinary shares were granted and issued under the 2020 Plan. For the years ended December 31, 2018, 2019 and 2020, the Company recorded nil, nil and RMB 191,418,458 (USD 29,336,612) compensation expense related to restricted stock grants, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Wimi WFOE, Lixin Technology, SZ Weiyixin, SH Weimu, SZ ICinit, Beijing WiMi and Shenzhen Yitian (collectively “Wimi PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Wimi PRC entities.

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

As a result of the foregoing restrictions, Wimi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Wimi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2020, amounts restricted are the paid-in-capital and statutory reserve of Wimi PRC entities, which amounted to RMB 357,125,671 (USD 54,732,742).

Statutory reserve

As of December 31, 2019 and 2020, Wimi PRC entities collectively attributed RMB 22,201,382 and RMB 24,003,483 (USD 3,678,752), of retained earnings for their statutory reserves, respectively.

Note 18—Commitments and contingencies

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

Coronavirus (“COVID-19”)

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China from February to mid-March in 2020. All of the Company’s business operations and the workforce are concentrated in China, so the Company closed offices and implemented work-from-home policy during that period. Due to the nature of the Company’s business, the impact of the closure on the operational capabilities was not significant. However, the Company’s customers were negatively impacted by the pandemic and reduced their budgets for online advertising and marketing. Potential impact to the Company’s results of operations for 2021 will also depend on economic impact due to the pandemic and if any future resurgence of the virus in China, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2021.

Note 19—Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has three operating segments: (1) AR advertising services, (2) AR entertainment and (3) semiconductor related products and services.

The following tables present summary information by segment for the years ended December 31, 2018, 2019 and 2020:

	AR advertising services	AR entertainment	Total December 31, 2018
	RMB	RMB	RMB
Revenues	181,241,346	44,030,218	225,271,564
Cost of revenues	81,437,761	3,976,300	85,414,061
Gross profit	99,803,585	40,053,918	139,857,503
Depreciation and amortization	4,360,632	9,178,221	13,538,853
Total capital expenditures	26,380	20,192	46,572

	AR advertising services	AR entertainment	Total December 31, 2019
	RMB	RMB	RMB
Revenues	267,514,061	51,667,363	319,181,424
Cost of revenues	140,716,036	5,451,807	146,167,843
Gross profit	126,798,025	46,215,556	173,013,581
Depreciation and amortization	9,455,226	4,428,693	13,883,919
Total capital expenditures	161,505	34,493	195,998

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2020	Total December 31, 2020
	RMB	RMB	RMB	RMB	USD
Revenues	307,328,308	29,740,544	428,944,734	766,013,586	117,398,517
Cost of revenues	211,297,881	3,137,805	382,143,014	596,578,700	91,431,087
Gross profit	96,030,427	26,602,739	46,801,720	169,434,886	25,967,430
Depreciation and amortization	9,505,919	3,155,190	1,890,183	14,551,292	2,230,117
Total capital expenditures	94,964	20,897	368,913	484,774	74,296

Total assets as of:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
AR advertising services	379,286,036	532,715,074	81,643,408
AR entertainment	184,212,477	165,442,969	25,355,632
Semiconductor business	-	474,263,642	72,685,197
Total Assets	563,498,513	1,172,421,685	179,684,237

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2020
	RMB	RMB	RMB	USD
Mainland PRC revenues	209,495,553	303,357,469	333,383,244	51,094,001
Hong Kong revenues	-	-	289,184,844	45,699,526
International revenues	15,776,011	15,823,955	134,445,498	20,604,990
Total revenues	225,271,564	319,181,424	766,013,586	117,398,517

Note 20—Subsequent events

On January 11, 2021, Shenzhen Yitian transferred its 100% equity interest of Weidong and subsidiaries to Shenzhen Weiyixin; its 100% equity interest YY Online to Weidong and its 100% equity interest in Horgos 233 and Wuhan 233 to YY Online. As a result, Wuhan 233 and Horgos 233 became wholly owned subsidiaries of YY Online and YY Online became wholly owned subsidiary of Weidong and Weidong became wholly owned subsidiary of Shenzhen Weiyixin.

On January 18, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Yichong Micro-Electronic Technology Co., Ltd., together with its 80% owned subsidiary, Shenzhen Sainengwei Electronic Co., Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On January 26, 2021, the board of directors approved the grant of 720,000 Class B ordinary shares to management and employees. The shares were valued at USD 5.05 per share with grant date fair value of approximately RMB 25.1 million (approximately USD 3.6 million). 180,000 shares are to be vested on March 31, 2021 and remaining shares to be vested over a three year period from March 31, 2021.

On March 1, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Shengtang Micro-Electronic Technology Co., Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3).

On March 4, 2021, the Company established a wholly owned entity of Tianjin Zhongzhengdaohe Investment Co., Ltd., which is deemed as a wholly foreign owned enterprise, with a register capital of USD 30 million (approximately RMB 195.7 million).

On March 24, 2021, the Company completed its third public offering of 11,173,335 units at the public offering price of USD 7.50 per unit, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of USD 8.60 per ADS. Each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.0001 per share. The offering resulted in net proceeds to the Company of approximately USD 77.8 million (RMB 507.9 million) after deducting underwriting commission and other expenses of approximately USD 6.0 million (RMB 38.9 million).

On March 26, 2021, Bofeng Investment Limited and Bravo Great Enterprises Limited transferred their respective shareholdings in VIYI to MIDI Capital Markets LLC and Guosheng Holdings Limited. On March 26, 2021, Wimi Cayman entered into an equity transfer agreement with MIDI Capital Markets LLC and Guosheng Holdings Limited., pursuant to which Wimi Cayman transferred total of 20% of the issued share capital of VIYI to Guosheng Holdings Limited for a total consideration of US$10,000,000. On March 26, 2021, Wimi Cayman entered into an equity transfer agreement with Universal Winnings Holding Limited and Joyous Dragon Limited, pursuant to which Wimi Cayman transferred 7% of the issued share capital of VIYI for a consideration of US$3,500,000.

Note 21—Condensed financial information of the parent company

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2020.

PARENT COMPANY BALANCE SHEETS

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash in bank	70,050,747	41,981,726	6,434,080
Restricted cash	-	13,088,949	2,006,000
Short term investment	-	32,878,252	5,038,890
Prepaid expenses	-	1,589,372	243,586
Other receivables—intercompany	63,037,292	345,178,017	52,901,656
Total current assets	133,088,039	434,716,316	66,624,212
OTHER ASSETS
Investment in subsidiaries	292,086,089	571,354,800	87,565,295
Total assets	425,174,128	1,006,071,116	154,189,507
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Shareholder loan	1,395,240	1,631,225	250,000
Other payables—intercompany	-	6,524,900	1,000,000
Total current payables	1,395,240	8,156,125	1,250,000
OTHER LIABILITIES
Non-current shareholder loan	1,063,871	668,802	102,500
Total liabilities	2,459,111	8,824,927	1,352,500
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Series A convertible preferred shares, USD 0.0001 par value, 12,916,700 shares authorized, 8,611,133 shares issued and outstanding of December 31, 2019 and 2020, respectively	5,910	-	-
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding of December 31, 2019 and 2020	13,095	13,095	2,007
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 79,884,430 and 130,953,843 shares issued and outstanding of December 31, 2019 and 2020	52,005	87,539	13,416
Additional paid-in capital	168,166,990	932,368,293	142,893,882
Retained earnings	229,177,894	76,207,925	11,679,554
Statutory reserves	22,201,382	24,003,483	3,678,752
Accumulated other comprehensive income (loss)	3,097,741	(35,434,146)	(5,430,604)
Total shareholders’ equity	422,715,017	997,246,189	152,837,007
Total liabilities and shareholders’ equity	425,174,128	1,006,071,116	154,189,507

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
OPERATING EXPENSES
General and administrative	(1,838,494)	(7,972,189)	(8,400,720)	(1,287,486)
Research and development	-	-	(43,402,651)	(6,651,849)
Stock compensation	-	-	(191,418,458)	(29,336,612)
Total operating expenses	(1,838,494)	(7,972,189)	(243,221,829)	(37,275,947)
LOSS FROM OPERATIONS	(1,838,494)	(7,972,189)	(243,221,829)	(37,275,947)
OTHER INCOME (EXPENSE)
Investment income	-	-	12,284,332	1,882,685
Interest income	-	1,025,954	37,679	5,775
Finance expense	(345)	(5,456)	(32,259)	(4,944)
Other expense	-	-	(147)	(23)
Equity income of subsidiaries and VIE	91,056,631	109,156,163	79,764,356	12,224,608
Total other income, net	91,056,286	110,176,661	92,053,961	14,108,101
NET INCOME (LOSS)	89,217,792	102,204,472	(151,167,868)	(23,167,846)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,759,288	1,589,076	(38,531,887)	(5,905,361)
COMPREHENSIVE INCOME (LOSS)	90,977,080	103,793,548	(189,699,755)	(29,073,207)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	89,217,792	102,204,472	(151,167,868)	(23,167,846)
Adjustments to reconcile net income to cash used in operating activities:
Stock compensation expense	-	-	191,418,458	29,336,612
Gain from short term investment	-	-	(12,284,332)	(1,882,685)
Equity income of subsidiaries and VIEs	(91,056,631)	(109,156,163)	(79,764,356)	(12,224,608)
Change in operating assets and liabilities
Intercompany	-	(62,298,143)	(295,669,805)	(45,314,075)
Prepaid expenses	-	-	(1,680,156)	(257,499)
Net cash used in operating activities	(1,838,839)	(69,249,834)	(349,148,059)	(53,510,101)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short term investments	-	-	(173,557,366)	(26,599,238)
Redemptions of short term investments	-	-	151,096,293	23,156,875
Long term investment in subsidiaries	-	-	(202,168,656)	(30,984,177)
Net cash (used in) investing activities	-	-	(224,629,729)	(34,426,540)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A convertible preferred shares	137,738,000	-	-	-
Proceeds from public offerings, net	-	-	572,812,469	87,788,697
Proceeds from related party loans	2,419,278	-	-	-
Net cash provided by financing activities	140,157,278	-	572,812,469	87,788,697
EFFECT OF EXCHANGE RATE ON CASH	(465,920)	1,448,063	(14,014,753)	(2,147,887)
CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	137,852,519	(67,801,772)	(14,980,072)	(2,295,831)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	-	137,852,519	70,050,747	10,735,911
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	137,852,519	70,050,747	55,070,675	8,440,080

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cash and cash equivalents	137,852,519	70,050,747	41,981,726	6,434,080
Restricted cash	—	—	13,088,949	2,006,000
Total cash, cash equivalents and restricted cash shown in the parent company statements of cash flows	137,852,519	70,050,747	55,070,675	8,440,080