Form 20-F
period 2021-12-31
WiMi Hologram Cloud Inc.
filed 2022-05-16
CIK 1770088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________

FORM 20-F

________________________________________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from ________ to ________

Commission file number 001-39257

________________________________________

WiMi Hologram Cloud Inc.
(Exact name of Registrant as specified in its charter)

________________________________________

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room#2002, Building A, Wentley Center, 1st West Dawang Road,
Chaoyang District, Beijing
The People’s Republic of China, 100020
(Address of principal executive offices)

________________________________________

Shuo Shi, Chief Executive and Operations Officer
sean@wimiar.com
Room#2002, Building A, Wentley Center, 1st West Dawang Road,
Chaoyang District, Beijing
The People’s Republic of China, 100020
Tel: +86-10-5338-4913
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

________________________________________

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares, each ADS represents two Class B ordinary shares, par value US$0.0001 per share	WIMI	NASDAQ Global Market
Class B ordinary shares, par value US$0.0001 per share*

____________

*        Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, there were (i) 20,115,570 Class A ordinary shares issued and outstanding, par value US$0.0001 per share, and (ii) 153,300,513 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

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

____________

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

•        our growth strategies;

•        our future business development, financial condition and results of operations;

•        our ability to retain, grow and engage our user base and expand our product offering;

•        expected changes in our revenues, content-related costs and operating margins;

•        our ability to retain key personnel and attract new talent;

•        competition landscape in China’s holographic AR industry;

•        general economic, political, demographic and business conditions in China and globally; and

•        the regulatory environment in which we operate.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — 3.D. Risk Factors.” Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

•        “ADSs” refer to the American depositary shares, each representing two Class B ordinary shares;

•        “AR” refers to augmented reality, a technology that enhances the real world through the use of sensory information (visual, audio, or otherwise), which is added to the actual view of the real world;

•        “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•        “CPM” refers to cost per thousand impressions, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;

•        “GAAP” refers to the generally accepted accounting principles in the United States;

•        “HK$”, “HKD” or “Hong Kong dollars” refer to the legal currency of the Hong Kong SAR;

•        “ordinary shares” refer to ordinary shares consisted of our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;

•        “RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•        “US$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States;

•        “View” refers to the number of times an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

•        “WIMI”, “WiMi Cayman”, “we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report refer to WiMi Hologram Cloud Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs and their subsidiaries.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB 6.3757 to US$1.00, representing the mid-point reference rate set by People’s Bank of China on December 31, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Shareholders

We are not an operating company in China, but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses. Accordingly, we operate these businesses in China through our VIEs, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their shareholders to control the business operations of our VIEs. Revenues contributed by our VIEs and their subsidiaries accounted for 100.0%, 44.0% and 21.7% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to WiMi Hologram Cloud Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China. Investors of our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

A series of contractual agreements, including power of attorney, equity interest pledge agreement, exclusive business cooperation agreement, exclusive share purchase option agreement, exclusive asset purchase agreement and spousal consent letters, have been entered into by and among our PRC subsidiaries, our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our PRC subsidiaries, our VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with our VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — Our shareholders or the shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our Company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government finds that the agreements establishing the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Our auditor is not subject to the determinations announced by the Public Company Accounting Oversight Board (“PCAOB”) on December 16, 2021. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permission Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and our VIEs in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for our functions and services in the future. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.”

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.”

Selected Financial Data

The following selected consolidated statement of operations and comprehensive income (loss) data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021, and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

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

The following table presents our selected consolidated statements of operations and comprehensive income (loss) for the years indicated.

Selected Consolidated Statements of Operations and Comprehensive Income (Loss):	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Operating revenues	319,181,424	766,013,586	933,791,519	146,461,019
Cost of revenues	(146,167,843)	(596,578,700)	(684,223,832)	(107,317,445)
Gross profit	173,013,581	169,434,886	249,567,687	39,143,574
Operating expenses	(60,162,041)	(322,851,417)	(513,223,836)	(80,496,863)
Income (loss) from operations	112,851,540	(153,416,531)	(263,656,149)	(41,353,289)
Other (expenses) income, net	(7,517,988)	11,363,289	8,426,463	1,321,653
(Provision for) benefit of income taxes	(3,129,080)	(2,904,681)	835,222	131,000
Net income (loss)	102,204,472	(144,957,923)	(254,394,464)	(39,900,636)
Less: Net income attributable to non-controlling interests	—	6,209,945	(18,421,285)	(2,889,296)
Net income (loss) attributable to WiMi Hologram Cloud, Inc.	102,204,472	(151,167,868)	(235,973,179)	(37,011,340)
Other comprehensive income (loss)	1,589,076	(38,876,201)	(19,852,192)	(3,113,727)
Less: Comprehensive income attributable to non-controlling interests	—	5,865,631	(18,737,271)	(2,938,857)
Comprehensive income (loss) attributable to WiMi Hologram Cloud, Inc.	103,793,548	(189,699,755)	(255,509,385)	(40,075,507)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	129,439,604	167,057,820	167,057,820
Diluted	108,611,133	129,439,604	167,057,820	167,057,820
EARNINGS (LOSS) PER SHARE
Basic	1.02	(1.17)	(1.41)	(0.22)
Diluted	0.94	(1.17)	(1.41)	(0.22)

Non-GAAP Financial Data:(1)	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Non-GAAP net income (loss) attributable to WiMi Hologram Cloud, Inc.	102,204,472	47,527,547	(89,887,141)	(14,098,396)
NON-GAAP WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	129,439,604	167,057,820	167,057,820
Diluted(2)	108,611,133	129,453,166	167,057,820	167,057,820
NON-GAAP EARNINGS (LOSS) PER SHARE
Basic	1.02	0.37	(1.41)	(0.22)
Diluted	0.94	0.37	(1.41)	(0.22)

____________

(1)      See “Non-GAAP Financial Measures”.

(2)      The dilutive effect was due to 45,000 shares of unvested stock based compensation.

The following table presents our selected consolidated balance sheets as of December 31, 2020 and 2021.

	As of December 31,
Selected Consolidated Balance Sheet Data:	2020	2021	2021
	RMB	RMB	USD
Current assets	616,425,842	907,819,648	142,387,447
Other assets	555,995,843	597,209,049	93,669,564
Total assets	1,172,421,685	1,505,028,697	236,057,011
Total liabilities	163,369,762	165,564,432	25,968,038
Total WiMi Hologram Cloud, Inc. shareholders’ equity	997,246,189	1,264,063,507	198,262,702
Non-controlling interests	11,805,734	75,400,758	11,826,271
Total shareholders’ equity	1,009,051,923	1,339,464,265	210,088,973

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Years Ended December 31
Selected Consolidated Cash Flow Data:	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	143,955,544	(66,960,681)	58,160,519	9,122,213
Net cash used in investing activities	(126,479,892)	(228,129,543)	(237,668,762)	(37,277,281)
Net cash (used in) provided by financing activities	(40,974,000)	562,639,786	579,414,993	90,878,648
Effect of exchange rate on cash, cash equivalents and restricted cash	599,384	(28,489,442)	(15,668,701)	(2,457,562)
Net change in cash, cash equivalents and restricted cash	(22,898,964)	239,060,120	384,238,049	60,266,018
Cash, cash equivalents and restricted cash, beginning of year	151,947,942	129,048,978	368,109,098	57,736,264
Cash, cash equivalents and restricted cash, end of year	129,048,978	368,109,098	752,347,147	118,002,282

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

We define non-GAAP net income (loss) attributable to us as net income (loss) before stock compensation expenses, goodwill impairment loss, impairment loss from long-lived assets, impairment loss from other assets and loss from deconsolidation of subsidiaries.

Although stock compensation is an important aspect of the compensation of our employees and goodwill impairment loss, impairment loss from long-lived assets and impairment loss from other assets are important aspects of our operating results of 2021, we exclude them from non-GAAP net income (loss) attributable to us primarily because they are non-cash expenses and are partially discretionary in nature, which is not necessarily indicative of our ongoing business performance. We believe that it is useful to exclude stock compensation expenses for investors to better understand the long-term underlying performance of our core operations and to facilitate comparison of our results to our prior periods and to our peer companies.

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

Reconciliation of Net Income (Loss) Attributable to WiMi Hologram Cloud, Inc. to Non-GAAP Net Income Attributable to WiMi Hologram Cloud, Inc.:	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net income (loss) attributable to WiMi Hologram Cloud, Inc.	102,204,472	(151,167,868)	(235,973,179)	(37,011,337)
Stock compensation expenses	—	191,418,458	10,582,557	1,659,827
Goodwill impairment loss	—	7,276,957	131,194,659	20,577,295
Impairment loss from long-lived assets	—	—	4,308,822	675,819
Non-GAAP net income (loss) attributable to WiMi Hologram Cloud, Inc.	102,204,472	47,527,547	(89,887,141)	(14,098,396)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	129,439,604	167,057,820	167,057,820
Diluted	108,611,133	129,439,604	167,057,820	167,057,820
EARNINGS (LOSS) PER SHARE
Basic	1.02	(1.17)	(1.41)	(0.22)
Diluted	0.94	(1.17)	(1.41)	(0.22)
NON-GAAP WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	129,439,604	167,057,820	167,057,820
Diluted(1)	108,611,133	129,453,166	167,057,820	167,057,820
NON-GAAP EARNINGS (LOSS) PER SHARE
Basic	1.02	0.37	(0.54)	(0.08)
Diluted	0.94	0.37	(0.54)	(0.08)

____________

(1)      The dilutive effect was due to 45,000 shares of unvested stock based compensation.

A.     RESERVED

B.     CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.     RISK FACTORS

Summary of Risk Factors

Investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

•        We operate in a relatively new and rapidly evolving market and our competitive position and results of operations could be harmed if we do not compete effectively.

•        We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

•        If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

•        We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital on favorable terms or at all, our business, financial condition and prospects may be materially and adversely affected.

•        If existing or new customers are less willing to cooperate with us, our revenues and profits may be adversely affected.

•        If we fail to successfully compete with other advertising platforms, media companies, AR or traditional advertisement producers, our revenues and profits may be adversely affected.

Risks Relating to Our Corporate Structure

•        We are a Cayman Islands holding company with no equity ownership in our VIEs. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Investors thus are not purchasing the right to convert shares into direct equity interest in our operating entities in China but instead are purchasing the right to convert shares into equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item D. Risk Factors — Risks Relating to Our Corporate Structure.”

Risks Relating to Doing Business in China

•        The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

For more details, see “Item D. Risk Factors — Risks Relating to Doing Business in China — Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.”

•        Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item D. Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

•        Our ADSs may be delisted and our ADSs and shares prohibited from trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate certain auditors.

•        We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.

Risks Relating to the ADSs

•        The market price for our ADSs have fluctuated and may be volatile.

•        The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•        You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

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

•        continue to develop new software and related solutions that are appealing to end users;

•        enrich our holographic AR content portfolio;

•        maintain stable relationships with other key participants in the holographic AR value chain;

•        expand our products and services into more use cases; and

•        expand into new geographic markets with high growth potential.

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

We incurred net loss in 2021, and we may not be able to maintain profitability in the future.

We incurred net loss in 2021. We had net income from continuing operations of RMB 89.2 million and RMB 102.2 million in 2018 and 2019, respectively, and had net loss from continuing operations of RMB 145.0 million in 2020 and RMB 254.4 million (USD 39.9 million) in 2021. We have made significant investments in research and development expenses to develop and expand our business. We expect to continue to invest significantly in research and development to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow from operating activities on a timely basis, or at all.

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

If we are not able to obtain sufficient pricing for our services and solutions, our revenues and profitability could materially suffer. The rates we are able to charge for our services and solutions are affected by a number of factors, including:

•        general economic and political conditions;

•        the competitive environment in our industry;

•        our customers’ desire to reduce their costs; and

•        our ability to accurately estimate, attain and sustain contract revenues, margins and cash flows over the full contract period.

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

Operating our holographic AR business and semiconductor business requires significant, continuous investment in acquiring, maintaining and upgrading contents and technologies. Historically, we have financed our operations primarily with net cash generated from operating activities, financial support from our shareholders and equity financings and loans from third parties. As part of our growth strategy, we plan to continue to invest substantial capital in our research and development activities in the future, which may require us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including but not limited to those relating to:

•        our future business development, financial condition and results of operations;

•        general market conditions for financing activities; and

•        macro-economic and other conditions in China and elsewhere.

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

•        Our ability to innovate and rapidly respond to customer needs;

•        The competitiveness of our pricing and payment terms for our customers, which may, in turn, be constrained by our capital and financial resources;

•        Sufficient capital support;

•        Our ability to acquire complementary technologies, products and businesses to enhance the features and functionality of our applications; and

•        Brand awareness and reputation.

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

The ongoing spread of the novel coronavirus (COVID-19) has developed rapidly in many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first few months in 2020. In addition, the Omicron variant and the Delta variant of COVID-19 began to spread rapidly over the world in 2021 and affected our business, as well as our customers and suppliers and because substantially all of our business operations and our workforce are concentrated in China, our business, results of operations, and financial condition have been adversely affected for the first half of 2020. Our business and results of operations have been resumed to normal level in the second half of 2020. The resurgence of COVID-19 variant has caused further impact to our operations. Potential impact to our future results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        We temporally closed our offices and implemented work from home policy in February 2020, as required by relevant PRC regulatory authorities. Since March 16, 2020, our offices have reopened and have been fully operational. We did not experience any closure required by PRC regulatory authorities due to the COVID-19 pandemic in 2021. Our office in the PRC was again closed for one week in first quarter of 2022.

•        Due to the nature of our business, the impact of the aforementioned closures on our operational capabilities was not significant, as most of our work force continued working offsite during the closures in February 2020 and first quarter of 2022.

•        For the year ended December 31, 2021, our customers were negatively impacted by the COVID-19 pandemic and reduced their budgets for online advertising and marketing and COVID-19 has also caused supply chain shortage. As a result, our operating units Kuxuanyou, Skystar and Fe-da Electronics recorded goodwill impairment charges of approximately RMB 131.2 million (USD 20.6 million), impairment of long-lived assets of approximately RMB 4.3 million (USD 0.7 million) and other assets of approximately RMB 11.1 million (USD 1.7 million) which are mainly impairment of inventory and contract costs due to lower profit projections.

•        Our customers requested additional time to pay us or failed to pay us on time which required us to record additional allowances. We made additional RMB 128.4 million (USD 20.1 million) reserve for allowance for the year ended December 31, 2021. We have closely monitored our collections throughout 2020 and 2021 and will continue to monitor collections from 2022 and beyond.

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

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. Please see Item 4.B. “Business Overview — Intellectual Property” for more details. We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to AR technology, our hologram contents, and semiconductor products and software designs. We have devoted considerable time and energy to the development and improvement of our software, middleware, websites, and our IPs.

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

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of December 31, 2021, we had 233 registered patents, 25 patents applications pending in China and no additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any pending patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar to or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

Negative publicity about us and our business, shareholders, affiliates, directors, officers, and other employees, as well as the industry in which we operate, can harm our operations. Negative publicity concerning these parties could be related to a wide variety of matters, including:

•        alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

•        false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, and other employees;

•        user complaints about the quality of our products and services;

•        copyright or patent infringements involving us and contents offered on our platforms; and

•        governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market. We are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this annual report, since we are an emerging growth company as defined under the JOBS Act. However, in the course of auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified eight material weaknesses in information technology general control (“ITGC”) in the areas of: (1) third party vendor management, (2) data backup and disaster recovery, (3) user account management, (4) segregation of duties and monitoring privileged accounts, (5) access to systems and data/monitoring, (6) password management, (7) vulnerability assessment and patch assessment and (8) program change and security patch management.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, and) providing internal training to our accounting staff on U.S. GAAP. For IT related weakness, we will (1) obtain third party service organization reports to ensure controls are properly functioned by services providers; (2) enhance our data backup procedures and monitoring; (3)enhance user account management; (4) enhance segregation of duties and remove system developer from managing accounts; (5) enhanced procedures and monitoring in system access (6) require more complicated passwords and increase frequency in changing passwords; (7) will hire third party security provider to assist the Company in the area of risk and vulnerability assessment and (8) enable third party software audit trail. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ADSs may not be able to remain listed on the NASDAQ Global Market.

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

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

On September 27, 2020, our then wholly-owned subsidiary, VIYI Technology Inc., which was later renamed as VIYI Algorithm Inc., or VIYI, entered into an acquisition framework agreement with FE-DA Electronics Company Private Limited, or FE-DA, and its original shareholder, to acquire the entire equity interests of FE-DA. FE-DA is a provider of Internet of Things solutions based in Singapore, and primarily engages in the central processing algorithm integrated circuit (“CPA-IC”) solution business in Southeast Asia. On June 10, 2021, our wholly-owned subsidiary, VIYI Algorithm Inc., or VIYI, entered into a definitive merger agreement with Venus Acquisition Corporation, a Cayman Islands exempted company and a publicly traded special purpose acquisition corporation (“Venus”) (the “Merger Agreement”). Pursuant to the Merger Agreement, a newly created merger subsidiary of Venus will be merged with and into VIYI with VIYI being the surviving entity and becoming Venus’ wholly owned subsidiary. Upon closing of the transaction, Venus will change its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company. The proposed merger is expected to be completed once all the closing conditions are met. In addition, we may continue to seek acquisition opportunities, as appropriate, to extend our holographic content production and software development capabilities, and evaluate potential target companies with strong software engineering and middleware development capabilities and leading patent-protected hologram technologies. Acquisitions or expansions may not be successfully completed and we may not be able to find or consummate suitable acquisition or expansion alternatives. If we successfully complete any acquisition or expansion, we may raise financing, either in the capital markets or in the form of bank financing, to cover all or part of the purchase price, which will lead to changes to our capital structure and may restrict us in other ways. In addition, to the extent we fund these business initiatives through the issuance of equity or convertible debt securities, the ownership interest of our shareholders could be diluted.

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

Foreign ownership of the telecommunication business and certain other businesses in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the Negative List, and Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016), foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider other than operating e-commerce, and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List, Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016) and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online operating business, internet audio-visual programs business, internet culture business and radio and television program production business.

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

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the telecommunication business and certain other businesses, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lacks the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), would have broad discretion in dealing with such violations or failures, including:

•        revoking the business licenses and/or operating licenses of such entities;

•        discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;

•        imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•        requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•        restricting or prohibiting our use of the proceeds we receive from our offshore financing activities to finance our business and operations in China.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrence of any of these events results in our inability to direct the activities of our VIEs that most significantly impacts their economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP and our ADSs may decline in value or become worthless.

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

The internet content service and online culture activities that we conduct through our VIEs are subject to Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new “negative list” to be issued under the Foreign Investment Law will be different from the 2021 Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

We rely on contractual arrangements with our VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our VIEs, and their respective shareholders, and certain of their subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted a significant part of our revenues in 2019, 2020 and 2021.

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

Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, U.S. President Donald J. Trump signed the HFCAA into law, which requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. The HFCAA and any proposed SEC rules may have a material and adverse impact on the stock performance of China-based companies listed in the United States.

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

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

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

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCAA. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. The bill, if enacted, would shorten the three-consecutive-year compliance period under the HFCAA to two consecutive years. As a result, the time period before our ADSs may be prohibited from trading or delisted will be reduced.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

As of April 12, 2022, 23 China-based companies have been identified by SEC and were given 15 business days to submit opinion. The identification occurred after these companies have filed their annual reports to the SEC and subsequently, share prices of them plunged. As such, it is possible that we will be identified by SEC and the value of our ADSs may be materially adversely affected.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. For example, the enforcement of laws and rules and regulations in China can change quickly with little advance notice and there are risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Specifically, rules and regulations in China can change quickly with little advance notice.

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

We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our and the VIEs’ operations or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or be listed overseas.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, CSRC published both the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), requiring that for any “indirect offering and listing” of Chinese operating enterprises, the issuer shall designate a Chinese operating entity to complete the filing with and report relevant information to CSRC. As of the date of this report, both CSRC rules are still in draft form and have not come into effect. Upon finalization of the rules and their coming into effect, we could be required to pass the filing with CSRC in order to pursue our future follow-on offerings. We thus cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of the VIEs or lose the right to receive its economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        Delay or impede our development,

•        Result in negative publicity or increase our operating costs,

•        Require significant management time and attention, and

•        Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ADSs.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulations of the Internet business include, but are not limited to, the following:

•        There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, we may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See “Item 3.D. Risk Factors — If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4.B. Business Overview-Regulation.”

•        The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data we collect through our game distribution platform and integrated holographic AR software offering, including:

•        protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•        addressing concerns related to privacy and sharing, safety, security and other factors; and

•        complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

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

We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. The integrity and protection of our customers, employees and company data is critical to our business. Our customers, end users and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China (“CAC”), MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect we and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

After the new PRC Data Security Law was enacted in September, we are not subject to the cybersecurity review by the CAC, given that: (i) our products and services are offered not directly to individual users but through our business customers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We mainly interact with corporate clients and has limited interactions with individual end-users, which means our potential access or exposure to end-users’ personal identifiable information is limited. However, in the event we inadvertently access or become exposed to end-users’ personal identifiable information, through our corporate clients’ end-user-facing applications which access or store end users’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

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

The trading price of our ADSs have fluctuated since we first listed our ADSs on NASDAQ. The trading price of our ADSs has been volatile and has ranged from US$2.89 to US$16.29 since our ADSs started to trade on NASDAQ on April 1, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•        variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new product and service offerings, solutions and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our products and services or our industry;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020. However, it is not entirely clear how the contractual arrangements between our subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10.E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Rules.”

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

WiMi HK set up joint venture companies, ICinit Limited and VIDA Semicon Co., Limited in June and August 2020, respectively. In August 2020, we established a wholly-owned subsidiary, Lixin Technology, in Hainan Province, China. In September 2020, we established our then wholly-owned subsidiary, VIYI, in Cayman Islands. As of September 27, 2020, VIYI entered into an acquisition framework agreement with FE-DA Electronics Company Private Limited, or FE-DA, and its original shareholder, to acquire the entire equity interests of FE-DA for a total consideration of US$35 million, which shall be paid in several installments, subject to the fulfilment of certain performance conditions by FE-DA. The acquisition framework agreement was subsequently amended and supplemented on September 28, 2020 pursuant to which the original shareholder of FE-DA has undertaken certain performance guarantees of FE-DA’s net profits, and VIYI is entitled to seek refund from the original shareholder of FE-DA. VIYI paid US$ 15 million on November 27, 2020 and the remaining payments for this acquisition are expected to be made in three installments during the next three years, subject to the fulfilment of certain performance conditions by FE-DA. The first payment of US$ 6 million is due on March 31, 2022 if the net income of FE-DA for the year of 2021 is at least US$ 3 million; the second payment of US$ 6 million is due on March 31, 2023 if the net income of FE-DA for the year of 2022 is at least US$ 6 million; and the third payment of US$ 8 million is due on March 31, 2024 if the net income of FE-DA for the year of 2023 is at least US$ 9 million. If FE-DA is unable to meet the performance target in any year, we are entitled to a refund of consideration that is twice of the difference between FE-DA’s actual net profits and the guaranteed net profits. On March 26, 2021, FE-DA and VIYI entered into a second amended agreement to amend the terms of the payment for the three installments so that all payments will be settled on March 31, 2024. FE-DA is a provider of Internet of Things solutions based in Singapore, and primarily engages in the central processing algorithm integrated circuit (“CPA-IC”) solution business in Southeast Asia.

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

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hologram WiMi later entered into a series of contractual arrangements with Beijing WiMi. On December 18, 2020, for the purpose of internal restructuring and under the continuous control of Hologram WiMi, the then shareholders of Beijing WiMi, transferred all of their respective equity interests in Beijing WiMi to Ms. Yadong Sun and Ms. Zhaohua Yao, the nominee shareholders of Beijing WiMi. On the same day, Ms. Yadong Sun and Ms. Zhaohua Yao, Beijing WiMi, and Hologram WiMi entered into a series of contractual agreements that allow us to exert effective control over our Beijing WiMi and its subsidiaries. On December 24, 2020, Shenzhen Weiyixin Technology Co., Ltd., or Shenzhen Weiyixin, a wholly-owned subsidiary of VIYI, also entered into a series of contractual agreements with Shenzhen Yitian, and its shareholders, which allow us to exert effective control over Shenzhen Yitian. We have depended on these contractual arrangements with Beijing WiMi and Shenzhen Yitian, or our VIEs, in which we have no ownership interests, and their shareholders to conduct most aspects of our operations. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China.

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate their business involving foreign investment restrictions since March 1, 2022, therefore, VIYI can own direct equity interest in Shenzhen Yitian and its subsidiaries. VIYI voluntarily terminated the agreements under the VIE structure with Shenzhen Yitian, and VIYI’s WFOE Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin” or “VIYI WFOE”) achieved 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. For more details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIE and Their Respective Shareholders”. The shareholders of our VIE may have potential conflicts of interest with us. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — Our shareholders or the shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business” for details.

On June 10, 2021, our wholly-owned subsidiary, VIYI Algorithm Inc., or VIYI, entered into a definitive merger agreement with Venus Acquisition Corporation, a Cayman Islands exempted company and a publicly traded special purpose acquisition corporation. Pursuant to the Merger Agreement, a newly created merger subsidiary of Venus will be merged with and into VIYI with VIYI being the surviving entity and becoming Venus’ wholly owned subsidiary. Upon closing of the transaction, Venus will change its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company. The proposed merger is expected to be completed once all the closing conditions are met.

On July 6, 2021, we completed the shelf registration of Class B ordinary shares, including Class B ordinary shares represented by ADSs, warrants, preferred shares, subscription rights, units, or any combination for an aggregate offering price of up to US$ 500,000,000. We plan to use the net proceeds for (i) operating expenses and the research and development of the application of holographic AR technologies in the semiconductor industry, (ii) strategic acquisitions and investments in complementary business, and (iii) other general corporate purposes, including working capital, operating expenses, and capital expenditures.

Our corporate headquarters is located at Room#2002, Building A, Wentley Center, 1st West Dawang Road, Chaoyang District, Beijing, the People’s Republic of China. Our telephone number at this address is +86-10-5338-4913. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

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

Capital Expenditure

Our capital expenditure amounted to approximately RMB 0.2 million, RMB 0.5 million and RMB 25.2 million (USD 3.9 million) for the years ended December 31, 2019, 2020 and 2021, respectively of which approximately RMB 24.8 million (USD 14.6 million) was for office space for our operations and the rest for office equipment.

B.     BUSINESS OVERVIEW

We offer AR-based holographic services and products to cater to our customers’ needs, focusing on providing an innovative, immersive and interactive holographic AR experience for our customers and end users. We also engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Our AR service and product offerings primarily consist of holographic AR advertising services and holographic AR entertainment products. The core of our holographic AR business is holographic AR technologies used in software engineering, content production, cloud and big data. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner. Approximately 100.0%, 44.0%, and 48.2% of our revenues were generated by our holographic AR advertising and entertainment services for the years ended December 31, 2019, 2020 and 2021, respectively.

We believe that the application demand for holographic 3D vision in the semiconductor sector is growing rapidly and represents huge market potentials. Starting in July 2020, we began to develop our semiconductor business by establishing two joint ventures, ICinit Limited and VIDA Semicon Co., Limited, and one wholly-owned subsidiary, Lixin Technology Co., Ltd. In September 2020, we established VIYI, and acquired 100% equity interests of FE-DA to further develop our semiconductor business. For our semiconductor business, we engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. We began to generate revenues from our semiconductor business in September 2020. For the year ended December 31, 2021, approximately 51.8% of our revenues were generated from the sales of semiconductor products and related accessories, and software for central processing units based on customers’ specific needs.

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

The following diagram illustrates the key steps of our online holographic AR advertising business:

As compared with traditional forms of digital ads, we believe that ads generated using our holographic AR technology have the following key benefits:

•        Engaging and interactive.    Holographic AR ads tend to create a more engaging, memorable experience that likely stimulates the purchase impulse. Holographic AR ads encourage engagement between the consumers and brands, creating a relationship that is more interactive than other forms of ads.

•        Natural and non-disruptive.    As compared with traditional banner ads and video-based ads that flash and spin on the screen, holographic AR ads are naturally blended with the scenes in the films or TV shows, which helps to overcome advertising blindness and create a natural, non-disruptive viewing experience.

•        Cost-effectiveness and flexibility.    Our technologies identify appropriate ad space that can be used repeatedly for ads of multiple brands. While video-embedded 3D objects provide substantially the same level of reality as compared to tangible ads, they tend to be more cost-effective as they save the costs associated with shooting a commercial.

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

Our payment middleware can be fully integrated with various types of mobile apps, especially those employing AR technologies, such as live streaming, gaming, selfie, photo editing, and video-sharing apps. Currently, our payment middleware supports substantially all of the major online payment channels in China and is compatible with the mainstream mobile operating systems.

The following graphic illustrates the key steps involved in the holographic AR payment middleware services that we provide to app developers:

Users
payment
Collective Payment Channel
WiMi Payment Middleware
Holographic AR Middleware
Payment Completed
Payment confirmation (without interface re-direction)
Payment settlement
Payment Channels
Service fee charging
WIMI 微美
Revenue sharing
Developers

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

Semiconductor Business

We engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Through optimizing advertising content and content matching, as well as integrating the hardware performance optimization of the central processing algorithm with software algorithm optimization, our central processing algorithm services enable internet integration agencies to enhance their cloud service computing and processing capabilities. We also provide central processing algorithm services, hardware performance optimization and software algorithm optimization services to online game developers and game distributors to help them reach the target end-users. Our smart chip optimization solutions refer to the provision of more efficient data services under optimizations of algorithm software as well as through equipping instruction chip central processing unit (“CPU”) with smart chips that have outstanding computing power. Different CPU and smart chip combinations are equipped in accordance with the diverse requirements of data processing and various data type of different industries with an aim to enhance the overall energy efficiency ratio of data services. Through the provision of CPU products and smart application solutions and value-added services, we meet the specific needs of customers. Through the sales of CPU products, we have expanded the provision of integrated smart application solutions and value-added services to our customers, which is an important link between the upstream and downstream of the CPU industry chain.

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

Development and Application in Holographic 3D Facial Recognition Technology

The development of holographic 3D facial recognition software is based on our holographic imaging featured imaging detection and recognition technology, template matching holographic imaging detection technology, and deep learning and training-based video processing and recognition technology. Traditional 2D facial recognition technology is a biographic recognition technology based on facial features, which captures the information from the facial images or facial video streaming, and automatically detects and tracks the targeted face. By contrast, we believe our holographic 3D facial recognition technology is a biographic recognition technology consisting of a combination of holographic imaging capture and 3D portrait. We focus on the development and application of our software technology, and have technologies in AI, machine recognition, machine learning, model theory, and video imaging processing. Holographic 3D facial recognition technology is a technology using the collection of structured light and infrared light, and the collected featured points can exceed 30,000 points. By contrast, the collected featured points for traditional 2D facial recognition technology are less than 1,000 points. Our 3D technology is also expected to be less affected by the surrounding environment and is expected to overcome many of the issues found in traditional 2D facial recognition technology, such as light, posture, occlusion, dynamic recognition and facial expression.

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

Our holographic AR software development services provide customers with the following benefits:

•        Convenience.    We design our software for simplicity, ease of use and user-friendly experience. Through our software’s intuitive, visual interface, users can rapidly and easily manage, distribute and implement holographic AR contents.

•        Adaptability.    Our integrated holographic AR software is built with broad compatibility and can run on various computer operating systems, including Windows, Mac OS and Linux. Customers can install our software in the cloud, on-premises or using a hybrid approach.

•        Functionality and Intelligence.    We continue to leverage our software engineering capabilities to improve our offerings, which allows for richer software functionality. As our customer base continues to grow, we believe we will be able to further enhance our software intelligence with the increased volume of data processed.

•        Reliability.    We value the long-term relationship with our customers and provide our customers continuous ancillary technical support and services. We perform security and code quality reviews before releasing the software to our customers and we also embed mature security practices throughout the whole life span of our holographic AR software to protect our customers’ data and proprietary information.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of December 31, 2021 are set out as follows:

•        Patent:    We had 233 registered patents in China, which covers technologies for image processing and display, model input/output and 3D modeling, 25 pending patent applications with the PRC China National Intellectual Property Administration, and no patent under the patent cooperation treaty. 229 of our 233 registered patents were granted as patent for utility model;

•        Software copyrights.    We maintain a large portfolio of copyright-protected software. We had 581 registered software copyrights in China;

•        Trademarks.    We had 82 registered trademarks in China, and no pending trademark application with the PRC State Administration for Industry and Commerce; and

•        Domain names.    We had 24 registered domain names in China.

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

We believe the principal competitive factors in our market are:

•        breadth of use cases supported;

•        product features and functionality;

•        capability for customization, configurability, integration, security, scalability and reliability;

•        quality of technologies and research and development capabilities;

•        ability to innovate and rapidly respond to customer needs;

•        availability of holographic compatible, high-quality content;

•        diversified customer base;

•        relationships with key participants in holographic AR value chain;

•        sufficient capital support;

•        platform extensibility and ability to integrate with other holographic AR infrastructures; and

•        brand awareness and reputation.

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

The MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments.

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

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Risk Factors — Risks Related to Doing Business in China — The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

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

Regulation on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•        Company Law of the PRC (1993), as amended in 1999, 2004, 2005 and 2013;

•        Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

•        Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

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

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review for Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, scopes of review and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment will lead the task together with the Ministry of Commerce. Foreign investor or relevant parties in China must declare the security review to the aforesaid office prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies, and other important fields relating to national security and obtaining control in the target enterprise.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which requires that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information with the CSRC. If a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties such as warnings and fines. On the same day, the CSRC also issued the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments) which, among others, sets forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on these two drafts ended on January 23, 2022.

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

C.     ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of date of this report, including our significant subsidiaries and VIEs.

The Principal shareholders of Beijing WiMi are Jie Zhao and Minwen Wu. Jie Zhao, our Chairman, beneficially owns 100% of our outstanding Class A ordinary shares, 27.1% of our outstanding Class B ordinary shares and 82.05% of the outstanding capital stock of Beijing WiMi. Minwen Wu, the controlling person of Sensefuture Holdings Limited and Sensebright Holdings Limited, beneficially owns approximately 5.2% of our issued and outstanding Class B ordinary shares.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Edition) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance” and “Item 4.B. Business Overview — Regulation — Regulations on Foreign Direct Investment in Value Added Telecommunications Companies.” We are a company incorporated in the Cayman Islands. Hologram WiMi and Shenzhen Weiyixin, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Beijing WiMi and Shenzhen Weiyixin, our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and their subsidiaries and consolidate their operating results in our consolidated financial statements under GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among our PRC subsidiaries, our VIEs and their respective shareholders. We entered into a series of contractual agreements with Beijing WiMi and its shareholders on November 6, 2018 that allowed us to exert effective control over Beijing WiMi and its subsidiaries. On December 18, 2020, for the purpose of internal restructuring and under the continuous control of Hologram WiMi, the then shareholders of Beijing WiMi transferred all of their respective equity interests in Beijing WiMi to Ms. Yadong Sun and Ms. Zhaohua Yao, the nominee shareholders of Beijing WiMi. On the same day, the original series of contractual agreements were terminated and replaced by another series of contractual agreements among us, Beijing WiMi, Ms. Yadong Sun and Ms. Zhaohua Yao, to reflect the change with respect to the nominee shareholders. On December 24, 2020, Shenzhen Weiyixin entered into a series of contractual agreements with Shenzhen Yitian and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; (iii) have an exclusive option to purchase the equity interests in our VIEs, and (iv) have an exclusive option to purchase all or part of the assets of Beijing WiMi when and to the extent permitted by PRC law. However, the contractual agreements with Shenzhen Yitian and its shareholders were terminated and as a result, Shenzhen Weiyixin achieved 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our hologram business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

D.     PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China and we maintain offices in Shenzhen, China, where we currently lease approximately 4,290 square meters of office space in the aggregate. We also lease approximately 655 square feet of office space in Hong Kong, and approximately 1,500 square feet of office space in Singapore. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A.     Operating Results

Overview

We offer AR-based holographic services and products to cater to our customers’ needs. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner. The core of our holographic AR technologies is used in software engineering, content production, cloud and big data. All of our services and products are centered upon providing an innovative, immersive and interactive holographic AR experience for our customers and end users. Approximately 100.0%, 44.0%, and 48.2% of our revenues were generated by our holographic AR advertising and entertainment services for the years ended December 31, 2019, 2020, and 2021, respectively.

Starting in July 2020, we developed our semiconductor business as we believe that the application demand of holographic 3D vision in the semiconductor sector is growing rapidly, representing huge market potentials. We engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration by establishing VIYI, of which we own 73.0% of equity interest and one wholly-owned subsidiary Lixin Technology Co., Ltd. and acquiring 100% owned subsidiary Fe-da Electronics Company Private Limited (“Fe-da Electronics”) under VIYI. In addition, our joint ventures ICinit Limited (“ICinit”) and VIDA Semicon Co., Limited (“VIDA”) also contributed to the growth of our semiconductor business. We had 53% ownership in VIDA and 51% ownership in Icinit and its subsidiaries as of December 31, 2020. ICinit further acquired Shenzhen Yichong Micro-Electronic Technology Co., Ltd. (“Shenzhen Yichong”), together with its 80% owned subsidiary, Shenzhen Saineng Micro-Electronic Electronic Co., Ltd. (“Shenzhen Saineng”). On March 1, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Shengtang Micro-Electronic Technology Co. (“Shenzhen Shengtang”), Ltd.,. On May 28, 2021, Shenzhen ICinit purchased 100% equity interests of Tianjin Yaodi Tomorrow Technology Co. (“Tianjin Yaodi”), Ltd. All these companies are in chips and electronic components processing business.

In order to streamline our semi-conductor segment, we lowered our equity interest in ICinit to 49%. As such, we no longer had the control of ICinit starting from October 1, 2021 and deconsolidated ICinit on September 30, 2021. Approximately nil, 56.0% and 51.8% of our revenues were generated by our semiconductor business for the years ended December 31, 2019, 2020 and 2021 from the sale of semiconductor products and related accessories and the design of software for central processing units based on customers’ specific needs.

Our total revenues increased by RMB 446.8 million, or 140.0%, from RMB 319.2 million for the year ended December 31, 2019 to RMB 766.0 million for the year ended December 31, 2020, and further increased by RMB 167.8 million, or 21.9%, to RMB 933.8 million for the year ended December 31, 2021. We recorded a net income of RMB 102.2 million for the year ended December 31, 2019 and net losses of RMB 145.0 million and RMB 254.4 million for the years ended December 31, 2020 and 2021, respectively.

Impact of COVID-19

The novel coronavirus (COVID-19) has spread rapidly in many parts of the world since early 2020. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first few months in 2020. In addition, the Omicron variant and the Delta variant of COVID-19 began to spread rapidly over the world in 2021 and affected our business, as well as our customers and suppliers and because a majority of our business operations and our workforce are concentrated in China, our business, results of operations, and financial condition have been adversely affected for the first half of 2020. Our business and results of operations have been resumed to normal level in the second half of 2020. The resurgence of COVID-19 variant has caused further impact to our operations in 2021. Potential impact to our future results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        We temporally closed our offices and implemented work from home policy in February 2020, as required by relevant PRC regulatory authorities. Since March 16, 2020, our offices have reopened and have been fully operational. We did not experience any closure required by PRC regulatory authorities due to the COVID-19 pandemic in 2021. Our office in the PRC was again closed for one week in first quarter of 2022.

•        Due to the nature of our business, the impact of the aforementioned closures on our operational capabilities was not significant, as most of our work force continued working offsite during the closures in February 2020 and first quarter of 2022.

•        For the year ended December 31, 2021, our customers were negatively impacted by the COVID-19 pandemic and reduced their budgets for online advertising and marketing and COVID-19 has also caused supply chain shortage. As a result, our operating units Kuxuanyou, Skystar, VIDA and Fe-da recorded goodwill impairment charges of approximately RMB 131.2 million (USD 20.6 million), impairment of long-lived assets of approximately RMB 4.3 million (USD 0.7 million) and impairment of inventory and contract costs of approximately RMB 11.1 million (USD 1.7 million) due to lower profit projections.

•        Our customers requested additional time to pay us or failed to pay us on time which required us to record additional allowances. We made additional RMB 138.4 million (USD 21.7 million) reserve for allowance for the year ended December 31, 2021. We have closely monitored our collections throughout 2020 and 2021 and will continue to monitor collections from 2022 and beyond.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for AR advertising services

Approximately 83.8%, 40.1% and 48.2% of our revenues were generated from our holographic AR advertising services for the years ended December 31, 2019, 2020, and 2021, respectively. The number of our customers for our AR advertising services increased from 153 for the year ended December 31, 2019, to 294 for the year ended December 31, 2020, and further increased to 312 for the year ended December 31, 2021. In addition, average revenues per customer for AR advertising services were approximately RMB 1.7 million, RMB 1.0 million, and RMB 1.4 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our AR advertising services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, new services, products and capabilities, to newer stages of development. To retain and attract existing and potential customers, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, holographic AR and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings. We spent approximately RMB 18.4 million, RMB 85.0 million and RMB 155.6 million (USD 24.4 million) on research and development for the years ended December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2021, approximately RMB 10.6 million (USD 1.7 million) was recorded as stock-based compensation expense.

China’s per capita expenditure on education, cultural and recreation

According to Frost & Sullivan, China’s per capita expenditure on education, culture and recreation rose at a CAGR of 9.7% from RMB 1,536 in 2014 to RMB 2,226 in 2018. Our business and results of operations are affected by a number of general factors affecting China’s holographic AR industry, which include the per capita expenditure on education, culture and recreation in China. According to Frost & Sullivan, China’s per capita expenditure on education, culture and recreation is expected to reach RMB 3,300 in 2023, representing a CAGR of 8.2% from 2018 to 2023. The increase in expenditure on education, culture and recreation boosts the growth of relevant markets, such as entertainment market and consuming electronic device market, which in turn will increase the market demand of our services and products.

Our ability to pursue strategic opportunities for growth

We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the holographic AR and semiconductor industries that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

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

Key Components of Our Results of Operations

Revenues

Our revenues consist of AR advertising services revenues, AR entertainment revenues and semiconductor business revenues. AR advertising services use holographic AR materials and integrate them into advertisement on the online media platforms or offline displays. We generate revenues when we completed our performance obligation to deliver related services based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression (“CPM”) or cost per action (“CPA”)) for online display and service period for offline display contracts. Over 90% of our contracts with customers are based on CPM. In 2021, we also started providing performance-based advertising services, where revenues are generated only when our customers’ target audiences complete certain transaction(s) as specified in the advertising service contracts.

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

Semiconductor business revenues include revenues generated from the sale of semiconductor products and related accessories. We generate revenues when the control of products is transferred to customers as evidenced by customers signed acceptances. We also generate revenues from software development. We design software for central processing units based on customers’ specific needs. Revenues are recognized over time during the development period.

Our breakdown of revenues for the years ended December 31, 2019, 2020 and 2021, respectively, is summarized below:

	For the Years Ended December 31,
	2019 RMB	2020 RMB	2021 RMB	2021 USD
Revenues
AR advertising	267,514,061	307,328,308	435,917,971	68,371,782
AR entertainment	51,667,363	29,740,544	14,056,868	2,204,757
Semiconductor business	—	428,944,734	483,816,680	75,884,480
Total revenue	319,181,424	766,013,586	933,791,519	146,461,019

Cost of Revenues

For AR advertising services, the cost of revenues consists of the costs paid to channel providers in accordance with revenue-sharing arrangements. For AR entertainment, the cost of revenues consists of the shared costs with content providers based on the profit-sharing arrangements, third-party consulting services expenses and compensation expenses for our professionals. For semiconductor business, the cost of revenues consists primarily of the costs of products sold and third-party software development costs.

Our breakdown of cost of revenues for the years ended December 31, 2019, 2020 and 2021, respectively, is summarized below:

	For the Years Ended December 31,
	2019 RMB	2020 RMB	2021 RMB	2021 USD
Cost of revenues
AR advertising	140,716,036	211,297,881	254,217,297	39,872,845
AR entertainment	5,451,807	3,137,805	4,385,783	687,891
Semiconductor business	—	382,143,014	425,620,752	66,756,709
Total cost of revenues	146,167,843	596,578,700	684,223,832	107,317,445

Operating expenses

Operating expenses include selling, general and administrative, research, and development and stock compensation expenses. Selling expenses are mainly salary and benefit expenses for our sales team and related travel expenses. General and administrative expenses are mainly salary and benefit of management, professional fees, services fees, rental and other operating expenses of attributable to general and administrative activities. Research and development expenses are mainly salary and benefits for in house software engineers and payments made to outside subcontractors. Stock compensation expenses are expenses related to the share awards granted to employees and consultants pursuant to the 2020 stock compensation plan.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations as well as becoming a publicly traded company.

Results of Operations

Our consolidated results of operations for the years ended December 31, 2019, 2020 and 2021 are summarized below:

	For the Years Ended December 31,
	2019 RMB	2020 RMB	2021 RMB	2021 USD
Revenues	319,181,424	766,013,586	933,791,519	146,461,019
Cost of revenues	(146,167,843)	(596,578,700)	(684,223,832)	(107,317,445)
Gross profit	173,013,581	169,434,886	249,567,687	39,143,574
Selling expenses	(1,924,784)	(3,746,873)	(10,603,800)	(1,663,159)
General and administrative expenses	(38,306,958)	(34,294,568)	(65,815,883)	(10,322,927)
Research and development expenses	(18,355,403)	(84,957,626)	(155,578,474)	(24,401,789)
Provision for doubtful accounts	(1,574,896)	(1,156,935)	(138,379,533)	(21,704,210)
Stock compensation expense	—	(191,418,458)	(10,582,557)	(1,659,827)
Goodwill impairment loss	—	(7,276,957)	(131,194,659)	(20,577,295)
Impairment loss from long-lived assets	—	—	(4,308,822)	(675,819)
Change in fair value of business acquisition payables	—	—	3,239,892	508,163
Income (loss) from operations	112,851,540	(153,416,531)	(263,656,149)	(41,353,289)
Other (expense) income, net	(7,517,988)	11,363,289	8,426,463	1,321,653
Income (loss) before provision for income taxes	105,333,552	(142,053,242)	(255,229,686)	(40,031,636)
Provision for income taxes	(3,129,080)	(2,904,681)	835,222	131,000
Net income (loss)	102,204,472	(144,957,923)	(254,394,464)	(39,900,636)
Other comprehensive income (loss)	1,589,076	(38,876,201)	(19,852,192)	(3,113,727)
COMPREHENSIVE INCOME (LOSS)	103,793,548	(183,834,124)	(274,246,656)	(43,014,363)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by approximately RMB 167.8 million, or 21.9%, from approximately RMB 766.0 million for the year ended December 31, 2020 to approximately RMB 933.8 million (USD 146.5 million) for the year ended December 31, 2021, due to an increase of approximately RMB 128.6 million (USD 20.2 million) in AR advertising revenue and approximately RMB 54.9 million (USD 8.6 million) in semiconductor business revenue, which was offset by approximately RMB 15.7 million (USD 2.5 million) decrease in AR entertainment revenue.

Our AR advertising revenue increased by approximately RMB 128.6 million, or 41.8%, from approximately RMB 307.3 million for the year ended December 31, 2020 to approximately RMB 435.9 million (USD 68.4 million) for the year ended December 31, 2021. The increase was primarily attributable to the increase in the number of advertisers who became our customers as a result of more referrals from existing customers who were satisfied with our services. The number of our customers for advertising services increased by 18, from 294 for the year ended December 31, 2020 to 312 for the year ended December 31, 2021. Average revenue per customer for AR advertising services increased from approximately RMB 1.0 million for the year ended December 31, 2020 to approximately RMB 1.4 million for the year ended December 31, 2021. The increase in average revenue per customer was due to increase in the overall market demand for internet advertising as PRC recovered from COVID-19 for the most of 2021.In addition, we started performance-based advertising in 2021, which contributed approximately 7.1% of the advertising revenue.

Our AR entertainment revenue decreased by approximately RMB 15.7 million, or 52.7%, from approximately RMB 29.7 million for the year ended December 31, 2020 to approximately RMB 14.1 million (USD 2.2 million) for the year ended December 31, 2021. The decrease in the AR entertainment revenue was primarily attributable to a decrease in mobile games revenues recognized in the year ended December 31, 2021. The decrease in mobile games revenues was primarily attributable to (i) further intensified competition in the mobile games market, and (ii) the ongoing COVID-19 pandemic, as a result of which fewer mobile games were developed on our platform in 2021. Further, on August 30, 2021, the National Press and Publication Administration of the PRC issued a notice (the “Notice”), requiring that, among other things, companies that engage in the online games business may only offer people under the age of 18 access to online games from 8 pm to 9 pm on Fridays, weekends and official holidays, with no access permitted at other times. The Notice became effective on September 1, 2021. Our management expect that the enforcement of the Notice may adversely affect our mobile games service business, which only contributed approximately 1.5% of our total revenues for the year ended December 31, 2021.

The revenue of our semiconductor business, which we started in July 2020, was approximately RMB 429.0 million for the year ended December 31, 2020, compared to approximately RMB 483.8  million (USD 75.9 million) for the year ended December 31, 2021. We expect the semiconductor business revenue will continue to grow in the long run with the increasing demand for holographic 3D vision-related semiconductor application solutions, although the growth temporarily slowed downed due to the impact of the COVID-19 pandemic which affected our operations in Southeast Asia. We plan to combine the application scenarios of holographic 3D vision technology with the corresponding semiconductor solutions, in order to meet the market demand and promote the massive adoption of holographic 3D vision technology in the semiconductor sector.

Cost of Revenues

Our total cost of revenues increased by approximately RMB 87.6 million, or 14.7%, from approximately RMB 596.6 million for the year ended December 31, 2020 to approximately RMB 684.2  million (USD 107.3 million) for the year ended December 31, 2021.

Our cost of revenues for AR advertising services increased by approximately RMB 42.9 million, or 20.3%, from approximately RMB 211.3 million for the year ended December 31, 2020 to approximately RMB 254.2 million (USD 39.9 million) for the year ended December 31, 2021. The increase was mainly due to the increase in channel costs, which was primarily attributable to our business development efforts in this business segment and was generally in line with the increase in our revenues from AR advertising services.

Our cost of revenues for AR entertainment increased by approximately RMB 1.2 million, or 39.8%, from approximately RMB 3.1 million for the year ended December 31, 2020 to approximately RMB 4.4 million (USD 0.2 million) for the year ended December 31, 2021. The increase was we recorded impairment on contract costs of approximately RMB 3.0 million (USD 0.5 million) due to Skystar’s operations was affected by COVID-19.

Our cost of revenues for semiconductor business was approximately RMB 382.1 million for the year ended December 31, 2020 compared to approximately RMB 425.6 million (USD 66.8 million) for the year ended December 31, 2021, mainly due our subsidiary ICinit engaged in design, processing of semiconductor chips and integration of software to the chips, as such has lower cost of goods sold than our other subsidiaries which engage in resale of semiconductor products.

Gross Profit

Our gross profit increased by approximately RMB 80.1 million, from approximately RMB 169.4 million for the year ended December 31, 2020 to approximately RMB 249.6 million (USD 39.1 million) for the year ended December 31, 2021. For the years ended December 31, 2020 and 2021, our overall gross margins were 22.1% and 26.7%, respectively.

Our gross profits and gross profit margins from our major business segments are summarized as follows:

	For the Years ended December 31,
	2020 RMB	2021 RMB	2021 USD	Variance Amount/%
AR advertising
Gross profit	96,030,427	181,700,674	28,498,937	85,670,247
Gross margin	31.2%	41.7%		89.2%
AR entertainment
Gross profit	26,602,739	9,671,085	1,516,865	(16,931,654)
Gross margin	89.4%	68.8%		(63.6)%
Semiconductor business
Gross profit	46,801,720	58,195,928	9,127,771	11,394,208
Gross margin	10.9%	12.0%		24.3%
Total
Gross profit	169,434,886	249,567,687	39,143,573	80,132,801
Gross margin	22.1%	26.7%		47.3%

Our gross margin for AR advertising services increased from 31.2% for the year ended December 31, 2020 to 41.7% for the year ended December 31, 2021. The increase in margin was due to improvement in technology where our algorithm could allow more advertisements to be placed given the same internet traffic, thus reducing our channel costs. The increase in margin driven by technological improvements may not be a continuous as there are still certain technological limitations, but we will continue to make technological innovations to improve efficiency.

Our gross margin for AR entertainment services decreased from 89.4% for the year ended December 31, 2020 to 68.8% for the years ended December 31, 2021. The decrease in margin was due to increase of cost of revenue of skystar due to impairment charges of contract costs. Without the impairment charges, our gross margin was 89.8% which was comparable to same period last year.

Our gross margin for semiconductor business increased from 10.9% for the year ended December 31, 2020 to 12.0% for the year ended December 31, 2021, primarily because semiconductor accessories and parts, which generally had higher margins, accounted for a higher fraction of the semiconductor products we sold in 2021. In addition, our subsidiary ICinit engaged in design, processing of semiconductor chips and integration of software to the chips which has higher margin than resale of chips. Due to shortage of chips in the PRC and ICinit is no longer our controlled subsidiary, we expect our margin may not continue to increase if we do not develop new business.

Operating Expenses

For the year ended December 31, 2021, we incurred approximately RMB 513.2 million (USD 80.5 million) in operating expenses, representing an increase of approximately RMB 190.4 million, or 59.0%, from approximately RMB 322.9 million for the year ended December 31, 2020, primarily due to significant increases in general and administrative expenses, research and development expenses and impairment losses, partially offset by a decrease in stock compensation expenses.

Selling expenses increased by approximately RMB 6.9 million, or 183.0%, from approximately RMB 3.7 million for the year ended December 31, 2020 to approximately RMB 10.6 million (USD 1.7 million) for the year ended December 31, 2021. The increase was mainly due to an increase in salary and benefit expenses and travel expense for our sales team, which in turn was primarily due to the increase in the number of our employees as we set up and acquired new subsidiaries since August 2020.

General and administrative expenses increased by approximately RMB 31.5 million, or 91.9%, from RMB 34.3 million for the year ended December 31, 2020 to approximately RMB 65.8 million (USD 10.3 million) for the year ended December 31, 2021. The increase was due to an increase in salary expenses of our general and administrative departments of approximately RMB 7.5 million and office related expenses of approximately RMB 7.5 million. The increase was also due to an increase in professional fees, including legal, accounting and other professional fees of approximately RMB 13.6 million and an increase in depreciation and amortization expenses of approximately RMB 3.0 million as we expanded our operations, business and corporate structures. The increase was also due to additional bad debt expenses of approximately RMB 31.1 million as our customers were impacted by COVID-19 and delayed their payments to us.

Research and development expenses increased by approximately RMB 70.6 million, or 83.1%, from approximately RMB 85.0 million for the year ended December 31, 2020 to approximately RMB 155.6 million (USD 24.4 million) for the year ended December 31, 2021. The increase was attributable to the increase in outsourced technical development service of approximately RMB 70.0 million focused on the research and development of the applications of holographic AR technologies in the areas of semiconductor, cloud computing, artificial intelligence, big data, 5G and other areas in order to maintain our competitive advantage in the AR holographic industry.

The provision for doubtful accounts increased by RMB 137.2 million or 11,860%, from RMB 1.2 million for the year ended December 31, 2020 to approximately RMB 138.4 million (USD 21.7 million) for the year ended December 31, 2021. The increase was also due to additional bad debt expenses of approximately RMB 130.1 million as our customers were impacted by COVID-19 and delayed their payments to us.

Stock-based compensation decreased by approximately RMB 180.8 million, or 94.5%, from RMB 191.4 million for the year ended December 31, 2020 to approximately RMB 10.6 million (USD 1.7 million) for the year ended December 31, 2021. Stock-based compensation decreased significantly from the year ended December 31, 2020 to the same period in 2021 due to that fewer stock awards were granted in the year of 2021.

Goodwill impairment loss increased by approximately RMB 123.9 million from RMB 7.3 million for the year ended December 31, 2020 to approximately RMB 131.2 million (USD 20.6 million) for the year ended December 31, 2021. The increase was mainly due to reduced profit projections as a result of the COVID-19 pandemic on the operations of Skystar, Shenzhen Kuxuanyou and Fe-da Electronics reporting units.

Impairment loss from long lived assets increased by approximately RMB 4.3 million, or 100%, from nil for the year ended December 31, 2020 to approximately RMB 4.3 million (USD 0.7 million) for the year ended December 31, 2021. The increase was mainly from our Skystar and Shenzhen Kuxunyou reporting units where their operations were impacted by COVID-19.

Change in fair value of business acquisition payable increased by approximately RMB 3.2 million, or 100%, from nil for the year ended December 31, 2020 to approximately RMB 3.2 million (USD 0.5 million) for the year ended December 31, 2021. The change was due to reduced acquisition payables, which in turn was the result of reduced profit projection of Fe-da Electronics due to the impact of COVID-19.

Other income (expenses), net

Total other income, net, for the year ended December 31, 2021 was approximately RMB 8.4 million (USD 1.3 million) as compared to other income, net, of RMB 11.4 million for the year ended December 31, 2020.

For the year ended December 31, 2021, we have an investment income of approximately RMB 2.5 million (USD 0.4 million) as compared an investment income of approximately RMB 12.3 million for the year ended December 31, 2020. We also have an income from unconsolidated subsidiary from the deconsolidation date to December 31, 2021 of approximately RMB 0.7 million (USD 113,000).

Interest income increased from approximately RMB 0.5 million for the year ended December 31, 2020 to approximately RMB 3.4 million (USD 0.5 million) for the year ended December 31, 2021. Our interest income increased primarily because we had more deposits in banks with maturities less than three months for the year ended December 31, 2021.

Finance expenses, net, mainly consists of amortization of debt discount, interest expenses and currency exchange gain or loss. Our finance expenses, net, increased by approximately RMB 3.3 million for the year ended December 31, 2021, primarily because we incurred more interest expenses on loans we borrowed from Shanghai Junei Internet Co., as a result of which we carried a higher weighted average loan balance than 2020.

Other income also included government subsidies and VAT refund, as part of VAT reform in 2019, which means that a taxpayer in certain service industries was allowed to reclaim additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2021. We had approximately RMB 4.0 million (USD 0.6 million) and RMB 2.4 million other incomes, net, for 2021 and 2020, respectively, as a result of a higher revenues in 2021.

Other income also consists of approximately RMB 5.8 million of bargain purchase gain from acquisition of Shenzhen Yichong, Shenzhen Shengtang and Tianjin Yaodi as these companies suffer from supply chain shortage.

For the year ended December 31, 2021, we recognized approximately RMB 0.9 million (USD 141,000) loss result from selling 2% equity interest of ICinit and subsidiaries on September 30, 2021. We owned 49% interest in ICinit from October 1, 2022. Income from ICinit from October 1, 2012 to December 31, 2021 amounted to approximately RMB 0.7 million (USD 0.1 million).

Provision for income taxes

Our current income tax expenses decreased by approximately RMB 2.3 million, or 51.2%, from approximately RMB 4.5 million for the year ended December 31, 2020 to approximately RMB 2.2 million (USD 0.3 million) for the year ended December 31, 2021, due to decreased taxable income. Deferred tax benefit increased by approximately RMB 1.4 million due to higher amortization expenses related to intangibles of Fe-da which was amortized for twelve months in 2021 compared to amortization for three months in 2020.

Net income (loss)

As a result of the combination of factors discussed above, our net income decreased from approximately RMB 145.0 million for the year ended December 31, 2020 to approximately RMB 254.4 million (USD 39.9 million) for the same period in 2021. After deducting non-controlling interest, net income attributable to us was approximately RMB 151.2 million for the year ended December 31, 2020, compared to net loss of RMB 236.0 million (USD 37.0 million) for the same period in 2021. Comprehensive income was RMB 183.8 million for the year ended December 31, 2020, compared to comprehensive loss of RMB 274.2 million (USD 43.0 million) for the same period in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by approximately RMB 446.8 million, or 140.0%, from approximately RMB 319.2 million for the year ended December 31, 2019 to approximately RMB 766.0 million (USD 117.4 million) for the year ended December 31, 2020, due to an increase of approximately RMB 39.8 million (USD 6.1 million) in AR advertising revenue, and an increase of approximately RMB 428.9 million (USD 65.7 million) in our semiconductor business revenues, as we began to generate revenues from our semiconductor business in September 2020. The increase in revenues was partially offset by the decrease of approximately RMB 21.9 million (USD 3.4 million) in AR entertainment revenue.

Our AR advertising revenue increased by approximately RMB 39.8 million, or 14.9%, from approximately RMB 267.5 million for the year ended December 31, 2019 to approximately RMB 307.3 million (USD 47.1 million) for the year ended December 31, 2020. The increase was primarily attributable to the increase in the number of advertisers who became our customers as a result of more referrals from existing customers who were satisfied with our services. The number of our customers for advertising services increased by 141, from 153 for the year ended December 31, 2019 to 294 for the year ended December 31, 2020. Average revenue per customer for AR advertising services decreased from approximately RMB 1.7 million for the year ended December 31, 2019 to approximately RMB 1.0 million for the year ended December 31, 2020. The decrease in average revenue per customer for AR advertising services was due to a temporary lower price on our AR advertising services in order to retain customers and attract new customers, as our customers reduced their budgets on online advertising and marketing as a result of the COVID-19 pandemic. The number of paid impressions through our AR advertising increased by 16.5% from approximately 9.7 billion in the year ended December 31, 2019 to approximately 11.3 billion in the year ended

December 31, 2020 primarily due to an increase in the number of advertisers and the launch of our advertising services in the short form mobile streaming market, where we derived approximately 31.8% of our AR advertising revenue. Prior to May 2019, most of our AR advertising revenue was from more traditional desktop markets.

Our AR entertainment revenue decreased by approximately RMB 21.9 million, or 42.4%, from approximately RMB 51.7 million for the year ended December 31, 2019 to approximately RMB 29.7 million (USD 4.6 million) for the year ended December 31, 2020. The decrease in AR entertainment revenues was primarily attributable to a decrease in mobile games and SDK payment channel services fee revenues recognized in the year ended December 31, 2020. The decrease in SDK payment revenues was due to competition, as payment channels have been dominated by a few technology companies. The decrease in mobile games was primarily caused by reduced revenues related to AR games, which was adversely affected by the outbreak of the COVID-19, as the pandemic reduced the demand for AR games, which include real-time interactions among players in the first half of 2020 and our mobile games services fee revenues have resumed to normal level in the second half of 2020.

We began to generate revenues from our semiconductor business in September 2020. Our semiconductor business revenues amounted to approximately RMB 429.0 million (USD 65.7 million) for the year ended December 31, 2020. Semiconductor business revenues include revenues generated from the sales of semiconductor products and related accessories and revenues from software development catering to our customers’ specific demands. We expect the semiconductor business revenues will continue to grow with the increasing demand for holographic 3D vision-related semiconductor application solutions, and we plan to combine holographic 3D vision application demand scene to provide corresponding semiconductor solutions to meet the market demand, and promote the application and popularization of holographic 3D vision technology in the semiconductor industry.

Cost of Revenues

Our total cost of revenues increased by approximately RMB 450.4 million, or 308.1%, from approximately RMB 146.2 million for the year ended December 31, 2019 to approximately RMB 596.6 million (USD 91.4 million) for the year ended December 31, 2020.

Our cost of revenues for AR advertising services increased by approximately RMB 70.6 million, or 50.2%, from approximately RMB 140.7 million for the year ended December 31, 2019 to approximately RMB 211.3 million (USD 32.4 million) for the year ended December 31, 2020. Starting in the second half of 2019, we started to provide AR advertising services in short form mobile video streaming market, which accounted for 46.3% of our AR advertising cost of revenues for the year ended December 31, 2020. Due to the nature of the media, fewer advertisements can be placed on a short video based on current technology. In addition, since the market was dominated by a few major channel providers, the average cost of revenues of AR advertising services from short video streaming market was relatively higher, compared with that of other AR advertising channels from desktop applications.

Our cost of revenues for AR entertainment decreased by approximately RMB 2.3 million, or 42.4%, from approximately RMB 5.5 million for the year ended December 31, 2019 to approximately RMB 3.1 million (USD 0.5 million) for the year ended December 31, 2020. The decrease was in line with the decrease in our AR entertainment revenue, as our AR entertainment revenue was adversely affected during the first half of 2020 due to impact of COVID-19.

Our cost of revenues for semiconductor business was approximately RMB 382.1 million (USD 58.6 million) for the year ended December 31, 2020. The cost of revenues for our semiconductor business includes costs of products sold and third-party software development costs. We expect the cost of revenues of semiconductor business will grow in line with our expectation on the growth in semiconductor business revenue.

Gross Profit

Our gross profit decreased by approximately RMB 3.6 million, from approximately RMB 173.0 million for the year ended December 31, 2019 to approximately RMB 169.4 million (USD 26.0 million) during the year ended December 31, 2020. For the years ended December 31, 2019 and 2020, our overall gross margin were 54.2% and 22.1%, respectively. The decrease in gross margin was primarily due to the relatively low profit margin for our semiconductor business, which accounted for approximately 56.0% of our revenues in 2020.

Our gross profits and gross profit margins from our major business segments are summarized as follows:

	For the Years ended December 31,
	2019 RMB	2020 RMB	2020 USD	Variance Amount/%
AR advertising
Gross profit	126,798,025	96,030,427	14,717,532	(30,767,598)
Gross margin	47.4%	31.2%		(24.3)%
AR entertainment
Gross profit	46,215,556	26,602,739	4,077,111	(19,612,817)
Gross margin	89.4%	89.4%		(42.4)%
Semiconductor business
Gross profit	—	46,801,720	7,172,787	46,801,720
Gross margin	—%	10.9%		100.0%
Total
Gross profit	173,013,581	169,434,886	25,967,430	(3,578,695)
Gross margin	54.2%	22.1%		(2.1)%

Our gross margin for AR advertising services decreased from 47.4% for the year ended December 31, 2019 to 31.2% for the year ended December 31, 2020 mainly due to the higher cost of revenues for AR advertising services for short form videos. We also offered a lower price for our AR advertising services, as our customers had been negatively affected by outbreak of the COVID-19. As a result, our gross margin for AR advertising services decreased comparing to the same period in 2019.

Our gross margin for AR entertainment services remained relatively stable, at 89.4% and 89.4% for the years ended December 31, 2019 and 2020, respectively.

Our gross margin for semiconductor business was 10.9% for the year ended December 31, 2020, due to the relatively high cost involved in the purchase of CPUs. We expect our gross margin for the semiconductor business will increase as we improve our capabilities to integrate products with our existing AR technology in the central processing algorithm areas to provide more comprehensive solutions to our customers.

Operating Expenses

For the year ended December 31, 2020, we incurred approximately RMB 322.9 million (USD 49.5 million) in operating expenses, representing an increase of approximately RMB 262.7 million, or 436.6%, from approximately RMB 60.2 million for the year ended December 31, 2019, primarily due to significant increases in stock compensation expenses and research and development expenses.

Selling expenses increased by approximately RMB 1.8 million, or 94.7%, from approximately RMB 1.9 million for the year ended December 31, 2019 to approximately RMB 3.7 million (USD 0.6 million) for the year ended December 31, 2020. The increase was mainly due to an increase in salary and benefit expenses for our expanding sales team, as a result of increased number of employees as we set up and acquired new subsidiaries since August 2020. Selling expenses accounted for 0.6% and 0.5% of total revenues for the years ended December 31, 2019 and 2020, respectively.

General and administrative expenses increased by approximately RMB 2.8 million, or 7.1%, from RMB 39.9 million for the year ended December 31, 2019 to approximately RMB 42.7 million (USD 6.5 million) for the year ended December 31, 2020. The increase was mainly due to an increase in goodwill impairment loss of approximately RMB 7.3 million as a result of COVID-19 pandemic and its impact on Skystar reporting unit. The increase was partially offset by the decrease in professional fees, including legal, accounting and other professional fees of approximately RMB 1.8 million in relation to our initial public offering during the year ended December 31, 2019, which we did not incur in the same period in 2020, and a decrease in employees and office related expenses for our general and administrative team of approximately RMB 1.9 million, due to the reduced travel, meal and entertainment activities for our employees during the COVID-19 outbreak and the temporary reduction and exemption of social security as a result of the COVID-19 outbreak.

Research and development expenses increased by approximately RMB 66.6 million, or 362.8%, from approximately RMB 18.4 million for the year ended December 31, 2019 to approximately RMB 85.0 million (USD 13.0 million) for the year ended December 31, 2020. The increase was attributable to the increase in salary of approximately RMB 5.3 million as we hired more IT engineers to work on research and development of advanced AR holographic and related projects. In addition, we also focus on the research and development of the application of holographic AR technologies in the area of semiconductor, cloud computing, artificial intelligence, big data, 5G and other areas, which we incurred approximately RMB 59.1 million in outsourced technical development services to focus on developing our technological capabilities in order to maintain our competitive advantage in the AR holographic industry and semiconductor industry.

Stock compensation expenses increased by approximately RMB 191.4 million, or 100.0%, from nil for the year ended December 31, 2019 to approximately RMB 191.4 million (USD 29.3 million) for the year ended December 31, 2020. Stock compensation expenses increased significantly from the year ended December 31, 2019 to the same period in 2020, as we granted stock-based awards in 2020 to attract and retain high caliber employees, consultants and directors, who are essential to the our success, and to motivate these individuals to meet our goals.

Other income (expenses), net

Total other expenses, net, for the year ended December 31, 2019 was approximately RMB 7.5 million as compared to other income, net of RMB 11.4 million (USD 1.7 million) for the year ended December 31, 2020.

For the year ended December 31, 2020, we had an investment income of approximately RMB 12.3 million (USD 1.9 million). We invested total approximately RMB 173.6 million (USD 26.6 million) in publicly traded securities listed in either US or Hong Kong. There was no such investment in 2019.

Interest income decreased from approximately RMB 1.2 million for the year ended December 31, 2019 to approximately RMB 0.5 million (USD 73,000) for the year ended December 31, 2020. The decrease in interest income was due to less deposits in bank with maturities less than three months for the year ended December 31, 2020.

Finance expenses, net, mainly consist of amortization of debt discount, interest expenses and currency exchange gain or loss. Finance expenses, net, decreased by approximately RMB 7.3 million from approximately RMB 11.1 million for the year ended December 31, 2019 to approximately RMB 3.8 million (USD 0.6 million) for the year ended December 31, 2020. The decrease of approximately RMB 10.7 million in debt discount was due to repayment of business acquisition payable for the year ended December 31, 2019, while only approximately RMB 0.9 million in debt discount was recorded in connection with FE-DA Electronics acquisition in 2020. The decrease was offset by an increase in interest expense of approximately RMB 2.4 million (USD 0.4 million) for the year ended December 31, 2020, in connection with loans we borrowed from Shanghai Junei Internet Co. and DBS Bank Ltd in 2020. In addition, we had foreign exchange loss of approximately RMB 0.3 million (USD 46,000) for the year ended December 31, 2020 compared with foreign exchange gains of approximately RMB 0.8 million for the year ended December 31, 2019. The change was mainly due to U.S. dollar depreciation in 2020 when we transferred U.S. dollars to our subsidiaries, whose functional currency is RMB.

Other income also included government subsidies and VAT refund. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2021. We had approximately RMB 2.4 million (USD 0.4 million) other income, net for both 2019 and 2020.

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

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, WiMi Cayman and VIYI Technology are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

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

PRC

The subsidiaries and VIE incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC” (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. Shenzhen Kuxuanyou obtained the HNTE tax status in October 2015, which reduced its statutory income tax rate to 15% from November 2016 to November 2019.

Shengzhen Yiruan, Shenzhen Yiyun, Shenzhen Yidian and Shenzhen Duodian were qualified as software companies by the local taxing authority and obtained two years of tax exemption status and three years at a reduced income tax rate of 12.5% for. After the initial 5 years, these companies can apply for the reduced rate on a yearly basis. In addition, 75% of R&D expenses of Shenzhen Kuxuanyou and Shenzhen Yiruan are subject to additional deduction from pre-tax income.

Korgas Shengyou, Korgas WiMi, Korgas Duodian, Korgas 233 and Korgas Weidong were formed and registered in Korgas in Xinjiang Provence, China from 2016 to 2020, and Kashi Duodian was formed and registered in Kashi in Xinjiang Provence, China in 2019. These companies are not subject to income tax for 5 years and can obtain another two years of tax exempt status and are taxed at reduced income tax rate of 12.5% for three years, due to the local tax policies to attract companies in various industries.

Shenzhen Qianhai, Shenzhen Zhiyun, Shenzhen Yunzhan and Shenzhen ICinit were formed and registered in Qianhai District in Guangdong Provence, China in 2015 and 2020, respectively. These companies are subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

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

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in our consolidated statements of operations. The results of operations of the acquired business are included in our operating results from the date of acquisition.

Stock-based compensation

We record stock-based compensation expense for employees and non-employees at fair value on the grant date and recognizes the expense over the employee’s or the service provider’s requisite service period.

On June 6, 2020, our shareholders approved our 2020 Equity Incentive Plan (the “2020 Plan”) to be administered by our board. The maximum aggregate number of Class B ordinary shares that may be issued under the 2020 Equity Incentive Plan is 17,500,000. On June 6, 2020, the board of directors approved and granted 15,890,000 Class B ordinary shares valued at USD 1.73 per share on the grant date with an aggregated fair value of under the 2020 Plan to employees, vested on October 1, 2020. On September 12, 2020, the board of directors approved and granted 148,240 Class B ordinary shares valued at USD 3.31 per share on the grant date with an aggregated fair value of under the 2020 Plan to employees and consultants, of which 103,240 shares vested on October 15, 2020. The remaining 45,000 shares granted to consultants are vesting in three equal annual installments, with the first installment vesting on October 15, 2021, the second vesting on October 15, 2022 and the third vesting on October 15, 2023.

As of December 31, 2020, a total of 16,038,240 Class B ordinary shares were granted and issued under the 2020 Plan. For the years ended December 31, 2018, 2019 and 2020, we recorded nil, nil and approximately RMB 191.4 million (USD 27.8 million) compensation expense related to restricted stock grants, respectively.

As of December 31, 2021, a total of 16,038,240 Class B ordinary shares were granted and issued under the 2020 Plan. For the years ended December 31, 2019, 2020 and 2021, we recorded nil, RMB 191,418,458 and RMB 10,582,557 (USD 1,659,827) compensation expense related to restricted stock grants, respectively.

Goodwill Impairment Testing

We perform annual goodwill impairment analysis as of December 31 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASU 2017-04, Intangible — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated the calculation of implied goodwill fair value and allows us to use a simpler one-step impairment test. Under ASU 2017-04, we must record goodwill impairment charges if a reporting unit’s carrying value exceeds its fair value.

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

We have four reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2021 according to the level of excess between the reporting’ unit’s fair value and carrying value and we believe that no reporting units are at risk of failing “Step 1” of a goodwill impairment analysis.

Segment	Reporting Unit	Fair Value Exceeds Carrying Value	Net Goodwill as of December 31, 2020	Net Goodwill as of December 31, 2021
			(in RMB thousands)
AR advertising services	AR advertising services unit	181%	137,060	137,060
AR Entertainment	AR application and technology solutions unit	162%	92,990	106,274
AR advertising services	AR advertising services unit	—	87,909	—
AR Entertainment	MR software unit	99%	25,170	—
Semiconductor business	Semiconductor business unit	—	53,099	33,644
			396,229	276,978

We performed a quantitative assessment of our fair value of goodwill as of December 31, 2021 using an income approach with assumptions that are considered level 3 inputs with the assistance of a third party valuation firm. We concluded that the carrying value of Skystar, Fe-da Electronics and Shenzhen Kuxuanyou reporting units exceeded their respective fair value, resulting in a goodwill impairment of approximately RMB 131.2 million (USD 20.6 million) for the year ended December 31, 2021. The fair values of the respective reporting units were determined primarily by discounting estimated future cash flows, which were primarily determined based on revenue and expense growth assumptions and weighted average cost of capital, among other factors. Our goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

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

We also provide performance-based advertising services for our customers, which enable the customers to get the optimal business opportunities.

Our performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. Our revenue is recognized at a point when an ender user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

We are the provider of the services as we control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, we are the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

(ii) AR Entertainment

Our AR entertainment services mainly include three sub-categories: SDK payment channel services, software development and mobile games operations and technology developments.

a. SDK Payment Channel Services

Our SDK payment channel services enable game players and app users to make online payments through Alipay, Unipay or Wechat pay, etc., to various online content providers. When game players and app users make payments in the game or app, the SDK payment channel will automatically populate payment services for the users to fulfill payments.

We charge fees for the payment channel services, the pricing of which is based on the pre-determined rates specified in the contract. Our performance obligation is to facilitate payment services and we recognize SDK payment channel service revenue at the time when a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per transaction basis. We believe that our promise to customer is to facilitate the services of third party, instead of providing the payment services ourselves, as we do not have control of the services provided or serve the users directly, and we do not have the discretion in establishing pricing. Therefore, revenue from SDK payment service is recorded on a net basis.

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

c. Mobile Games Services

We generate revenue from jointly operated mobile game publishing services and the licensed-out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, we evaluate agreements with the game developers, distribution channels and payment channels in order to determine whether or not we act as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether our promise to our customers is to provide the products or services, or to facilitate a sale by a third party. The nature of the promise depends on whether we control the products or services prior to transferring it to our customers. Control is evidenced if we are primarily responsible for fulling the provision of services and have discretion in establishing the selling price. When we control the products or services, our promise is to provide and deliver the products and we record the revenues on a gross basis. When we do not control the products, our promise is to facilitate the sale and we record the revenue on a net basis.

— Jointly operated mobile game publishing services

We offer publishing services for mobile games developed by third-party game developers. We act as a distribution channel that publishes the games on our own app or a third-party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. We enter into contracts with third-party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third party payment platforms and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. Our obligation in the publishing services is completed at the time when the game players make a payment to purchase coins.

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

— Licensed out mobile games

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

a. Sale of products

Starting in July 2020, we also engage in sale of semiconductor products and other electronic accessories. We typically enter into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. Our performance obligation is to deliver products according to contract specifications. We recognize gross product revenue at a time when the control of products or services are transferred to customers as evidenced by customers signed acceptances.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, we consider the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. We consider this guidance in conjunction with the terms in our arrangements with both suppliers and customers.

In general, we control the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the products, we have control to set its selling price to ensure it would generate profit for the products delivery arrangements. We believe that all these factors indicate that we are acting as a principal in this transaction. As a result, revenue from the trading of products is presented on a gross basis.

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

Our revenue from software development contracts is generally recognized over time during the development period and we have no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on our measurement of progress towards completion based on output methods when we could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Contract balances

We record receivable related to revenue when we have an unconditional right to invoice and receive payment. Payments received from customers before all of the relevant criteria for revenue recognition are met are recorded as deferred revenues.

Contract costs

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, we have an enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. We reviewed impairment of contract costs on December 31, 2020 and 2021 and provided impairment of RMB 0 and approximately RMB 3.0 million (USD 0.5 million), respectively.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews our receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2020 and 2021, allowances for accounts receivable amounted to RMB 2,734,421 and RMB 111,639,312 (USD 17,510,126), respectively.

Inventories

Inventories are comprised of finished goods which are mainly holographic equipment and semiconductor chips and electronic components which are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value at least annually and records a reserve against the inventory when the carrying value exceeds net realizable value. For the year ended December 31, 2021, impairment of inventory amounted to approximately RMB 8.1 million (USD 1.2 million); no impairment losses were recorded for the years ended December 31, 2019 and 2020.

Intangible assets, net

Our intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements, and technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. We amortize our intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. We typically amortize our intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows that the assets are expected to generate and recognizes an impairment loss when the estimated undiscounted future cash flows are expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. As a result of reduced profit projection on our operating units, Skystar and Kuxuanyou, due to the impact of COVID-19 on the operations, RMB 4,308,822 (USD 675,819) impairment of long-lived assets was recognized for the year ended December 31, 2021. No impairment for long-lived assets was recognized in 2019 or 2020.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

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

B.     LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2021, we had cash, cash equivalents, restricted cash and short term investment of approximately RMB 785.9 million (USD 123.3 million). Our working capital was approximately RMB 816.1 million (USD 128.0 million) as of December 31, 2021. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

On March 24, 2021, we completed our third public offering of 11,173,335 units at the price of USD 7.50 per unit, resulting in net proceeds to us of approximately USD 77.8 million (approximately RMB 507.9 million), after deducting underwriting commission and other expenses. We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our VIE and its subsidiaries, we only have access to cash balances or future earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds we received from the offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, as amended, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries or VIEs, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and consolidated VIEs in the PRC are subject to certain statutory limits. See “PRC Regulation — Loans by Foreign Companies to their PRC Subsidiaries.” We expect the net proceeds from this offering to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiaries and consolidated VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

The following table summarizes the key components of our cash flows for the years ended December 31, 2019, 2020 and 2021.

	For the Years Ended December 31
	2019 RMB	2020 RMB	2021 RMB	2021 USD
Net cash provided by (used in) operating activities	143,955,544	(66,960,681)	58,160,519	9,122,213
Net cash used in investing activities	(126,479,892)	(228,129,543)	(237,668,762)	(37,277,281)
Net cash (used in) provided by financing activities	(40,974,000)	562,639,786	579,414,993	90,878,648
Effect of exchange rate change on cash, cash equivalents and restricted cash	599,384	(28,489,442)	(15,668,701)	(2,457,562)
Net change in cash, cash equivalents and restricted cash	(22,898,964)	239,060,120	384,238,049	60,266,018
Cash, cash equivalents and restricted cash, beginning of year	151,947,942	129,048,978	368,109,098	57,736,264
Cash, cash equivalents and restricted cash, end of year	129,048,978	368,109,098	752,347,147	118,002,282

Operating activities

Net cash provided by operating activities was approximately RMB 58.2 million (USD 9.1 million) for the year ended December 31, 2021, as compared to net cash used in operating activities of approximately RMB 67.0 million for the year ended December 31, 2020 and net cash provided by operating activities of approximately RMB 144.0 million for the year ended December 31, 2019.

Net cash provided by operating activities for the year ended December 31, 2021 was primarily attributable to net loss of approximately 254.4 million (USD 39.9 million) adjusted by various non-cash items such as depreciation and amortization expenses of approximately RMB 18.5 million (USD 2.9 million), stock compensation expenses of approximately RMB 10.6 million (USD 1.7 million), goodwill impairment loss of approximately RMB 131.2 million (USD 20.6 million), allowance for receivables approximately RMB 138.4 million (USD 23.4 million) and gain on acquisition of ICinit’s subsidiaries of approximately RMB 5.8 million (USD 0.9  million) resulting in cash inflow of approximately RMB 47.9 million (USD 7.5 million) from net income. Cash inflow was also attributable to the decrease in accounts receivable of approximately 9.4 million (USD 1.5 million) and increased in deferred revenue of approximately RMB 18.1 million (USD 2.8 million) as monitored our customers’ payments more closely during the pandemic; along with increase in other payables of approximately RMB 27.3 million (USD 4.3 million). Cash inflow was offset by increase in inventory of approximately RMB 20.8 million (USD 3.3 million) to meet demand of our semiconductor segment and prepaid services fees of approximately RMB 12.2 million (USD 1.9 million) as we prepaid more professional fees and we made more advances to secure advertising channels for advertising.

Net cash used in operating activities for the year ended December 31, 2020 was primarily attributable to net loss of approximately 145.0 million offset non-cash depreciation and amortization expenses of approximately RMB 14.6 million), stock compensation expenses of approximately RMB 191.4 million, gain from short-term investments of approximately RMB 12.3 million and goodwill impairment loss of approximately RMB 7.2 million. Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 110.6 million along with our increase in revenue and the increase in prepaid expenses and deposits of approximately RMB 25.5 million, as we prepaid more professional fees and we made more advances to secure advertising channels for advertising. Cash outflow was partially offset by the increase in deferred revenues of approximately RMB 9.2 million as we require new customers to pay in advance.

Net cash provided by operating activities for the year ended December 31, 2019 was primarily attributable to net income of approximately RMB 102.2 million with non-cash depreciation and amortization expenses of approximately RMB 13.9 million, provision for doubtful accounts of approximately RMB 1.6 million and amortization of debt discount of RMB 11.5 million, which was partially offset by deferred tax benefits of approximately RMB 1.5 million. Cash inflow was also attributable to (i) the collection of accounts receivable of approximately RMB 9.1 million, (ii) the decrease of RMB 5.3 million in contract costs as we recognized some of the costs incurred for revenue that had not met recognition criteria, (iii) the increase of approximately RMB 5.7 million in accounts payable, (iv) the increase of approximately RMB 0.3 million in deferred revenues, and (v) the increase of other payables and accrued liabilities of approximately RMB 0.4 million. Cash inflow was partially offset by (i) the increase of prepayments of approximately RMB 3.1 million, as we had to make more advances to secure advertising channels for advertising in short form mobile video streaming market, (ii) the increase of approximately RMB 0.4 million in prepaid expenses and deposits, and (iii) the increase of approximately RMB 1.1 million in taxes payable as we made more tax payments in 2019.

Investing activities

Net cash used in investing activities were approximately RMB 237.7 million (USD 37.3 million) for the year ended December 31, 2021, approximately RMB 228.2 million for the year ended December 31, 2020 and approximately RMB 126.5 million for the year ended December 31, 2019.

Cash used in investing activities for the year ended December 31, 2021 was mainly due to payments for cost method investments of RMB 0.6 million (USD 0.1 million) as we continue to form strategic alliance in the industry; we also purchased approximately RMB 25.2 million (USD 3.9 million) worth of property and office equipment, of which approximately RMB 24.8 million (USD 14.6 million) was for office space for our operations. We also made approximately RMB 142.5 million (USD 22.4 million) prepayment for more commercial and residential properties for investment purpose which is expected to be completed between 2023 and 2024. We also paid acquisition payments of RMB 20.0 million (USD 3.1 million) for the Guoyu acquisition. We purchased short term investments of approximately RMB 201.3 million (USD 31.6 million) which are marketable securities. Cash outflow was partially offset by the redemption of short term investments of approximately RMB 202.4 million (USD 31.7 million); we made one-year loan to a third party of approximately RMB 26.2 million (USD 4.1 million) at 3.85% interest per annum and loan of RMB 9.1 million (USD 1.4 million) to ICinit, our equity investee. As we deconsolidated ICinit due to the loss of control, cash balance of approximately RMB 22.6 million (USD 2.4 million) was deconsolidated as of December 31, 2021, net of RMB 7.3 million (USD 1.1 million) cash acquired through acquisition of ICinit’s subsidiaries.

Cash used in investing activities for the year ended December 31, 2020 was mainly due to payments for cost method investments of approximately RMB 109.7 million as strategic alliance to secure our leading position in the industry, the net acquisition payments on Fe-da Electronics of approximately RMB 95.6 million and purchase of short term investments of approximately RMB 173.6 million, which are marketable securities. Cash outflow was partially offset by the redemption of short term investments of approximately RMB 151.1 million.

Cash used in investing activities for the year ended December 31, 2019 was mainly due to payments for cost method investments of approximately RMB 3.9 million, the repayments for the business acquisition payables to the related parties of approximately RMB 122.4 million, and purchases of property, plant and equipment of approximately RMB 0.2 million.

Financing activities

Cash provided by financing activities was approximately RMB 579.4 million (USD 90.9 million) for the year ended December 31, 2021, compared with approximately RMB 562.6 million cash provided by financing activities for the year ended December 31, 2020 and cash used in financing activities of approximately RMB 41.0 million for the year ended December 31, 2019.

For the year ended December 31, 2021, cash provided by financing activities was mainly the proceeds from the public offering of approximately RMB 508.1 million (USD 79.7 million), proceeds from sales of non-controlling interests in VIYI of approximately RMB 87.4 million (USD 13.7 million). Our subsidiary Fe-da borrowed approximately RMB 7.6 million (USD 1.2 million) from bank. We borrowed additional loans from Shanghai Junei Internet Co. (which is under common control of Jie Zhao), related party of Shanghai Weiwu and Executive director of Beijing WiMi in the amount of RMB 48.2 million (USD 7.6 million). Cash inflow was partially offset by the repayment of approximately RMB 47.6 million (USD 7.5 million) related party loans and the repayment of approximately RMB 20.5 million (USD 3.2 million) bank loan by Fe-da. Our subsidiary VIYI also paid approximately RMB 3.9 million (USD 0.6 million) offering costs for its pending merger with Venus Acquisition Corp.

For the year ended December 31, 2020, cash provided by financing activities was mainly the proceeds from public offering of approximately RMB 572.8 million, capital contribution from non-controlling interests of approximately RMB 5.9 million as we set up three joint ventures with our minority shareholders and we borrowed additional loans from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in the amount of RMB 96.3 million which has an annual interest rate of 7% and is due in 2021. Cash inflow was partially offset by the repayment of approximately RMB 96.4 million to Shanghai Junei Internet Co. for loans we borrowed from 2019 and 2020 and the repayment of approximately RMB 16.1 million to DBS Bank Ltd. we borrowed in 2020.

For the year ended December 31, 2019, cash used in financing activities was mainly the repayment of approximately RMB 125.3 million to Jie Zhao, our Chairman, for loans we made from 2016 to 2018, and the repayment of RMB 4.2 million to Enweiliangzi Investment Co. (which is under common control of Jie Zhao). Cash provided by financing activities for the year ended December 31, 2019 was due to the additional loans we received Jie Zhao in the amount of RMB 13.0 million. The loans are free of interest and collateral and are due in 2020 and 2021. We also borrowed loans from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in the amount of RMB 75.5 million, which has an annual interest rate of 7% and is due in 2020 and 2021.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Contractual Obligations

As of December 31, 2021, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total RMB	Less than 1 year		1 – 2 years	3 – 5 years	Thereafter
Contractual obligations
Operating leases obligations	3,942,322	2,822,405	*	1,012,986	106,931	—
Loans – related parties	87,136,490	20,000,000		67,136,490	—	—
Total	91,078,812	22,822,405		68,149,476	106,931	—

____________

*        Include the operating leases with a term less than one year.

C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 18.4 million, RMB 85.0 million and RMB 155.6 million (USD 24.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. For details of our intellectual property portfolio, please refer to Item 4 B. Business Overview — Intellectual Property”.

D.     TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.     CRITICAL ACCOUNTING ESTIMATES

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jie Zhao	45	Chairman
Shuo Shi	39	Chief Executive and Operations Officer and Director
Songrui Guo	38	Chief Technology Officer and Director
Guanghui Zheng	32	Chief Financial Officer
Hongtao Zhao	45	Independent Director
Yuanyuan Liu	38	Independent Director
Teck Yong Heng	49	Independent Director
Ting Zhang	37	Independent Director

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

Teck Yong Heng has been serving as our independent director since May 27, 2021. Mr. Heng is the Founder and Managing Partner of C2 Partners, or C-Squared Partners, a China-based private equity investment firm focusing on consumer sector since May 2018. He also serves as an independent director of the board of directors and the chairman of the audit and the compensation committees of Lixiang Education Holding Co. Ltd., a NASDAQ-listed education company (NASDAQ: LXEH). Mr. Teck Yong Heng was the Managing Director of QianHai Fund of Funds (“Qianhai FoF”) from Aug 2016 to May 2018. Before joining Qianhai FoF, he was Senior Portfolio Manager with Pavilion Capital, Director (Investments) with Temasek Holdings, Consulting Associate with Cambridge Associates, Financial Analyst with Singapore Power and Assurance Senior with Arthur Andersen. Mr. Teck Yong Heng received his bachelor’s degree in accountancy with honors from Nanyang Technological University in 1998, and has completed the General Management Program of Harvard Business School in 2010. He is a Chartered Financial Analyst (CFA), Chartered Accountant (CA), Financial Risk Manager (FRM), Chartered International M&A Expert (IM&A) and a member of Singapore Institute of Directors.

Ting Zhang has been serving as our independent director since May 5, 2021. She served as the chairwoman of the Youth Project Division of National Natural Science Foundation of China from January 2018 to December 2020, and the chairwoman of Natural Science Foundation of Guangdong Province from March 2017 to February 2020. She was a postdoctoral fellow at Northwestern University from September 2017 to August 2018, and an Assistant Professor in the Department of Industrial and Manufacturing Systems Engineering at University of Hong Kong from August 2009 to June 2010. She received her doctorate degree from University of Hong Kong in 2014, her master’s degree from University of Hong Kong in 2009, and her bachelor’s degree from Huazhong University of Science and Technology in 2008. Dr. Ting Zhang has extensive research and development experience in Virtual Reality and Mixed Reality industries. She also has extensive research experience in complex service system optimization, software algorithm and image processing.

B.     COMPENSATION

Compensation

In 2021, we paid an aggregate cash compensation of approximately RMB 1,060,731.84 (USD 166,371.04) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

C.     BOARD PRACTICES

Our board of directors consists of seven directors, including four independent directors, Hongtao Zhao and Yuanyuan Liu, Teck Yong Heng, and Ting Zhang. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

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

Audit Committee.    Our audit committee consists of three members and is chaired by Teck Yong Heng. We have determined that Teck Yong Heng, Hongtao Zhao and Yuanyuan Liu satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that Teck Yong Heng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        at least annually, reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee.    Our compensation committee consists of two members, and is chaired by Hongtao Zhao. We have determined that Hongtao Zhao and Yuanyuan Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•        at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•        reviewing executive officer and director indemnification and insurance matters;

•        overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•        at least annually, reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•        reporting regularly to the board.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of two members and is chaired by Hongtao Zhao. We have determined that Hongtao Zhao and Yuanyuan Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        at least annually, reviewing and reassessing the adequacy of the committee charter;

•        developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

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

Plan Administration The 2020 Equity Incentive Plan is administered by the board. The administrators may delegate limited authority over the day-to-day administration of the 2020 Equity Incentive Plan to such other subcommittees or specified officers. Subject to the provisions of the 2020 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the eligible participants, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of settlement of awards in shares or cash or a combination thereof and the terms of the award agreement for use under the 2020 Equity Incentive Plan. In the event that any dividend or other distribution, recapitalization, share division, share consolidation, reorganization or any change in our corporate structure affecting the shares occurs, the administrators will make adjustment with respect to the number and class of shares that may be delivered under the 2020 Equity Incentive Plan and/or the number, class and price of shares covered by outstanding awards, in order to prevent diminution of the benefits intended to be made available under the 2020 Equity Incentive Plan.

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

Other Local Awards The administrator may cause a local PRC subsidiary of our Company to grant local cash-settled awards in lieu of any other award under the 2020 Equity Incentive Plan, which such local awards shall be paid wholly by such PRC subsidiary. Each local award shall be linked to the fair market value of a share.

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

____________

*        Less than 1% of our total outstanding shares.

D.     EMPLOYEES

We had 147, 202, and 210 full-time employees, respectively, as of December 31, 2019, 2020 and 2021. As of the date of this annual report, all of our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2021:

Function	Number of full-time employees
Research and Development	101
Business and Marketing	66
Administrative, Human Resources and Finance	43
Total	210

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

E.     SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this annual report by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own more than 5% of our ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power %**
	Number	%	Number	%
Directors and Executive Officers:†
Jie Zhao(1)	20,115,570	100.0	41,591,895	27.1%	68.5%
Shuo Shi	—	—	56,680	* %	* %
Songrui Guo	—	—	5,000	* %	* %
Guanghui Zheng	—	—	10,000	* %	* %
Hongtao Zhao	—	—	—	—	—
Yuanyuan Liu	—	—	—	—	—
Shan Cui	—	—	—	—	—
Michael W. Harlan	—	—	—	—	—
All directors and officers as a group:	20,115,570	100.0	41,626,815	27.1%	68.5%
Principal Shareholders:
Vital Success Global Ltd.(2)	—	—	26,591,885	17.3%	7.5%
Wonderful Seed Ltd.(3)	—	—	15,000,010	9.8%	4.2%
Sensefuture Holding Limited(4)	—	—	8,455,800	5.5%	2.4%

____________

Notes:

*        Less than 1% of our total outstanding shares.

**      For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†        The business address of our directors and executive officers is Room#2002, Building A, Wentley Center, 1st West Dawang Road, Chaoyang District, Beijing, the People’s Republic of China, 100020.

(1)      The number of ordinary shares beneficially owned represents 20,115,570 Class A ordinary shares held by Wimi Jack Holdings Ltd., 26,591,885 Class B ordinary shares held by Vital Success Global Ltd. and 15,000,010 Class B ordinary shares held by Wonderful Seed Limited. Both Vital Success Global Limited and Wonderful Seed Limited are ultimately controlled by Zhao — Vital Success Personal Trust and Zhao — Wonderful Seed Personal Trust, respectively. Jie Zhao is the settlor of Zhao — Vital Success Personal Trust, and the settlor and the sole beneficiary of Zhao — Wonderful Seed Personal Trust. Jie Zhao exercises voting and dispositive power of the securities held by Wimi Jack Holdings Ltd., Vital Success Global Ltd. and Wonderful Seed Limited.

(2)      Jie Zhao exercises voting and dispositive power of the securities held by such entity. Jie Zhao has appointed Zhao-Virtual Zone Trust as the beneficiary of the trust.

(3)      Jie Zhao exercises voting and dispositive power of the securities held by such entity.

(4)      Minwen Wu exercises voting and dispositive power over the shares held by such entities.

As of the date of this annual report, 111,708,616 of our Class B ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 64.4% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. In accordance with our Second Amended and Restated Memorandum and Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B.     RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Loans — related party

We borrowed funds from Jie Zhao, our major shareholder for operation purposes. The loans are interest free, no collateral attached and are due in 2021. During the year ended December 31, 2019, we borrowed RMB 13,000,000 and repaid RMB 129,474,000. During the year ended December 31, 2020, we repaid RMB 4,850,000 (USD 743,306) to Jie Zhao. During the year ended December 31, 2021, we repaid the remaining balance of RMB 6,154,468 (USD 965,000) to Jie Zhao.

We borrowed RMB 75,500,000 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. We repaid RMB 91,500,000 (USD 14,023,203) during the year ended December 31, 2020. We also borrowed additional RMB 96,300,000 (USD 14,758,847) during the year ended December 31, 2020. We borrowed additional RMB 42,600,000 (USD 6,681,619) and repaid RMB 35,763,510 (USD 6,154,468) during the year ended December 31, 2021. The loan has an annual interest rate of 7% and is due in 2021 and 2022. During the year ended December 31, 2019, 2020 and 2021, interest expense related to this loan, included in finance expense, amounted to RMB 290,208, RMB 2,281,611 and RMB 5,625,293 (USD 882,302).

Our subsidiary Shanghai Weimu borrowed a total of RMB 5,616,000 (USD 880,867) from Gou Lei (a non-controlling shareholder and the legal representative of Shanghai Weimu) from April 9, 2021 to October 10, 2021. The loan bears an interest of 7% per annum and is unsecured. We have fully repaid the loan as of December 31, 2021. Interest expense for the loan amounted to RMB 62,209 (approximately USD 9,757) for the year ended December 31, 2021.

Our subsidiary Shenzhen Yiyun borrowed a total of RMB 16,100,000 (USD 2,525,213) from Yang Cui (the executive director of Shenzhen Yiyun) on August 20, 2021 for cash flow purposes. The loan bears no interest and is due in five years.

Name of Related Parties	Relationship	Nature	December 31, 2020	December 31, 2021	December 31, 2021
			RMB	RMB	USD
Jie Zhao	Chairman of WiMi Cayman	Loan	6,261,665	—	—
Yang Cui	Executive director of Beijing WiMi	Loan	—	16,100,000	2,525,213
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	80,300,000	71,036,490	11,141,755
Total:			86,561,665	87,136,490	13,666,968
Current portion of related party loan			63,876,153	20,000,000	3,136,910
Related party loan – non-current			22,685,512	67,136,490	10,530,058

As result of deconsolidation of ICinit on October 1, 2021, the Company recognized RMB 27,589,530 (USD 4,327,295) of related party receivable from ICinit, which was previously eliminated in consolidation. The balance was repaid to the Company on May 7, 2022.

Contractual Arrangements

See “Item 4. Information on the Company — C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — 6.B. Compensation — Employment Agreements.”

C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

The Company’s VIE Shenzhen Yiyun filed a lawsuit in September 2021 where Shenzhen Yiyun sued three companies for breach of contract and seeking damages of approximately RMB 364,000 (USD 57,000). In March 2020, Shenzhen Yiyun was awarded requested damages by People’s Court of Shenzhen Qianhai District. The three companies subsequently filed appeal with the Intermediate People’s Court of Shenzhen in May 2020 and the appeal was overruled by the court in November 2020. The three companies then filed suit with People’s Court of Shenzhen Qianhai District in August 2021 and sued Shenzhen Yiyun for breach of contract and seeking damages of approximately RMB 313,000 (USD 49,000) plus applicable fees. The court dismissed the case in December 2021. The three companies filed appeal with the Intermediate People’s Court of Shenzhen in February 2022 and at the same time filed for asset protection with the court. The case is now under review by the court and the asset protection for the three companies was granted and a total of RMB 442,560 (USD 69,414) of Shenzhen Yiyun’s cash was restricted from period of September 2, 2021 to September 1, 2022. The Company believes the case will be dismissed and no contingent loss was recorded on the consolidated financial statements.

Yingke network technology (Hainan) Co., Ltd., the plaintiff, filed a lawsuit against Shenzhen Kuxuanyou, the defendant, for a service contract regarding the plaintiff’s RMB 673,537 (USD 105,641) of unconsumed recharge and the corresponding loss of interest on capital occupation, as well as the penalty of RMB 322,939 (USD 50,652). If the liability for breach of contract agreed by both parties and resulting in punishment is determined by the court as the cause of the Company, the relative’s party’s lawsuit may be supported, and the Company may be faced with the legal risk of returning the unused recharge and paying liquidated damages. The management of the Company thinks that there is more than 50% possibility for the company to compensate the liquidated damages and refund the unconsumed recharge, so the provision for losses was made.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information —3.D. Risk Factors — Risk Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

D.     EXCHANGE CONTROLS

Please see “Item 4. Information on the Company — B. Business Overview — Regulations — Regulation on Foreign Exchange” and “Item 4. Information on the Company — B. Business Overview — Regulations — Regulation on Dividend Distributions.”

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class B ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class B ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

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

This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or Class B ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•        certain financial institutions;

•        dealers or traders in securities that use a mark-to-market method of tax accounting;

•        persons holding ADSs or Class B ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•        persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        entities classified as partnerships for U.S. federal income tax purposes and their partners;

•        tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•        persons that own or are deemed to own ADSs or Class B ordinary shares representing 10% or more of our voting power or value; or

•        persons holding ADSs or Class B ordinary shares in connection with a trade or business outside the United States.

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

As used herein, a “U.S. Holder” is a beneficial owner of the ADSs or Class B ordinary shares that is, for U.S. federal income tax purposes:

•        a citizen or individual resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

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

Except as described below under “— Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a PFIC, for any taxable year.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “— People’s Republic of China Taxation”, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s

U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

As described in “— People’s Republic of China Taxation” gains on the sale of ADSs or Class B ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

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

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of warrant shares that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to holders if, and to the extent that, such adjustment has the effect of increasing the holder’s proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Adjustments to the exercise price of warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. See the more detailed discussion of the rules applicable to distributions made by us under the heading “— Taxation of Distributions”.

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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least

15 days during each calendar quarter. The Nasdaq Global Market, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions” above. U.S. Holders will not be able to make a mark-to-market election with respect to our Class B ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2021, cash balance of RMB 278,803,307 (USD 43,729,051) was deposited with financial institutions located in China, of which RMB 260,939,899 (USD 40,927,255) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021, cash balance of HKD 545,183,377, approximately RMB 445,741,929 (USD 69,912,626) was maintained at financial institutions in Hong Kong, of which HKD 541,072,295 approximately RMB 442,380,709 (USD 69,385,434) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2021, cash balance of SGD 816,155 approximately RMB 4,024,785 (USD 631,270) was maintained at DI Scheme banks in Singapore, of which SGD 666,155 approximately RMB 3,285,075 (USD 515,249) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2021, cash balance of USD 133,111 (RMB 848,673) was deposited with a financial institution located in US, none of cash was subject to credit risk. Our short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of December 31, 2021, a total of RMB 33,131,501 (USD 5,196,528) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Foreign Exchange Risk

While our reporting currency is the RMB, we have several operating entities’ functional currency is HK dollar and two operating entities’ functional currency is USD. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among HK dollar, USD and RMB. If the RMB appreciates against the HK dollar and USD, the value of our HKD or USD revenues, earnings and assets as expressed in our RMB financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to the foreign exchange risks.

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

The following additional charges shall be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•        a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•        a fee of up to US$0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement;

•        an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•        a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•        a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•        stock transfer or other taxes and other governmental charges;

•        SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•        transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•        fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to ADR holders. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2021, we received USD 1,999,940 from the depository.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.     Material Modifications to the Instruments Defining the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

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

On March 25, 2021, we completed our registered direct offering of 11,173,335 units, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of US$8.60 per ADS, at the public offering price of US$7.50 per unit, resulting in net proceeds to us of approximately US$77.8 million (RMB 507.9 million), after deducting placement agent fees and other expenses. The Benchmark Company, LLC and FT Global Capital, Inc., act as the placement agents for our registered direct offering.

For the period from March 22, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, we used (i) approximately US$31.9 million of the net proceeds for operating expenses and the research and development of the application of holographic AR technologies in the semiconductor industry, (ii) approximately US$31.9 million of the net proceeds for strategic acquisitions and investments in complementary business, and (iii) approximately US$15.9 million of the net proceeds for other general corporate purposes, including working capital, operating expenses, and capital expenditures.

On July 7, 2021, we completed our shelf offering with an aggregate offering price of up to US$500,000,000. As of December 31, 2021, we have not made any takedowns to the filed F-3.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2021, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The specific material weaknesses identified by the Company’s management as of December 31, 2021 are described as follows:

The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified eight material weaknesses in information technology general control (“ITGC”) in the areas of: (1) third party vendor management, (2) data backup and disaster recovery, (3) user account management, (4) segregation of duties and monitoring privileged accounts, (5) access to systems and data/monitoring, (6) password management, (7) vulnerability assessment and patch assessment and (8) program change and security patch management.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, and) providing internal training to our accounting staff on U.S. GAAP. For IT related weakness, we will (1) obtain third party service organization reports to ensure controls are properly functioned by services providers; (2) enhance our data backup procedures and monitoring; (3) enhance user account management; (4) enhance segregation of duties and remove system developer from managing accounts; (5) enhanced procedures and monitoring in system access (6) require more complicated passwords and increase frequency in changing passwords; (7) will hire third party security provider to assist the Company in the area of risk and vulnerability assessment and (8) enable third party software audit trail.

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

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

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

	Audit Fees	Audit-Related Fees
	US$	US$
2020	349,000	—
2021	427,000	45,000

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

Except for the foregoing, there are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of the Nasdaq.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Exhibit No.	Description of Exhibit
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

4.19	Amendment and Supplemental Agreement to the Acquisition Framework Agreement among FE-DA Electronics Company Private Limited, Able Peak Services Limited and VIYI Algorithm Inc. dated March 26, 2021
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

Exhibit No.	Description of Exhibit
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

4.27	Merger Agreement dated as of June 10, 2021 by and among Viyi Algorithm Inc., Venus Acquisition Corporation, Venus Merger Sub Corp. and WiMi Hologram Cloud Inc.
4.28	Amendment No. 1 dated as of January 24, 2022 to Merger Agreement by and among, Venus Acquisition Corporation, Viyi Algorithm Inc., Venus Merger Sub Corp., and WiMi Hologram Cloud Inc.
4.29	Backstop Agreement dated as of January 24, 2022 by and among Venus Acquisition Corporation and WiMi Hologram Cloud Inc.
8.1*	Principal Subsidiaries and VIE of the Registrant
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

____________

*        Filed herewith

**      Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WiMi Hologram Cloud Inc.
By:	/s/ Shuo Shi
	Name:	Shuo Shi
	Title:	Chief Executive and Operations Officer

Date: May 16, 2022

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wimi Hologram Cloud Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wimi Hologram Cloud Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 16, 2022

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	355,020,149	751,904,587	117,932,868
Restricted cash	13,088,949	442,560	69,414
Short term investments	32,878,252	33,540,301	5,260,646
Accounts receivable, net	172,614,623	26,235,989	4,114,997
Inventories	4,117,807	6,841,745	1,073,097
Prepaid services fees	31,710,307	29,063,036	4,558,407
Other receivables and prepaid expenses	3,974,985	6,000,928	941,219
Other receivables-related parties	—	27,589,530	4,327,294
Consideration receivable from sale of equity interests	—	40,972	6,426
Loans receivable	—	26,160,000	4,103,079
Contract costs	3,020,770	—	—
Total current assets	616,425,842	907,819,648	142,387,447

PROPERTY AND EQUIPMENT, NET	729,212	24,839,545	3,895,971

OTHER ASSETS
Deferred merger cost	—	3,839,567	602,219
Cost method investments	114,050,000	114,650,000	17,982,339
Prepaid expenses and deposits	2,253,932	1,519,909	238,391
Prepayments	—	142,527,894	22,354,862
Intangible assets, net	41,242,091	27,880,937	4,373,000
Operating lease right-of-use assets	1,491,848	3,255,747	510,649
Goodwill	396,228,760	276,978,601	43,442,853
Investment in unconsolidated subsidiary	—	1,716,849	269,280
Total non-current assets	555,266,631	572,369,504	89,773,593

Total assets	1,172,421,685	1,505,028,697	236,057,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	27,355,410	27,958,057	4,385,096
Deferred revenues	10,475,681	21,902,430	3,435,298
Other payables and accrued liabilities	5,070,624	13,655,554	2,141,810
Banking facility	13,049,800	—	—
Current portion of related party loans	63,876,153	20,000,000	3,136,910
Operating lease liabilities	851,980	1,819,522	285,384
Taxes payable	11,515,624	6,424,746	1,007,693
Total current liabilities	132,195,272	91,760,309	14,392,191

OTHER LIABILITIES
Business acquisition payable	1,864,131	—	—
Non-current related party loans	22,685,512	67,136,490	10,530,058
Operating lease liabilities – noncurrent	640,242	1,413,490	221,700
Deferred tax liabilities, net	5,984,605	5,254,143	824,089
Total other liabilities	31,174,490	73,804,123	11,575,847

Total liabilities	163,369,762	165,564,432	25,968,038

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2020 and 2021	13,095	13,095	2,054
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 130,953,843 and 153,300,513 shares issued and outstanding as of December 31, 2020 and 2021, respectively	87,539	102,127	16,018
Additional paid-in capital	932,368,293	1,454,680,407	228,160,109
Retained earnings (accumulated deficit)	76,207,925	(164,334,928)	(25,775,198)
Statutory reserves	24,003,483	28,573,157	4,481,572
Accumulated other comprehensive loss	(35,434,146)	(54,970,351)	(8,621,853)
Total WiMi Hologram Cloud, Inc. shareholders’ equity	997,246,189	1,264,063,507	198,262,702

NONCONTROLLING INTERESTS	11,805,734	75,400,758	11,826,271

Total equity	1,009,051,923	1,339,464,265	210,088,973

Total liabilities and shareholders’ equity	1,172,421,685	1,505,028,697	236,057,011

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ending December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
OPERATING REVENUES
Products	—	395,195,137	449,019,437	70,426,688
Services	319,181,424	370,818,449	484,772,082	76,034,331
Total Operating Revenues	319,181,424	766,013,586	933,791,519	146,461,019

COST OF REVENUES	(146,167,843)	(596,578,700)	(684,223,832)	(107,317,445)

GROSS PROFIT	173,013,581	169,434,886	249,567,687	39,143,574

OPERATING EXPENSES
Selling expenses	(1,924,784)	(3,746,873)	(10,603,800)	(1,663,159)
General and administrative expenses	(38,306,958)	(34,294,568)	(65,815,883)	(10,322,927)
Research and development expenses	(18,355,403)	(84,957,626)	(155,578,474)	(24,401,789)
Provision for doubtful accounts	(1,574,896)	(1,156,935)	(138,379,533)	(21,704,210)
Stock compensation expenses	—	(191,418,458)	(10,582,557)	(1,659,827)
Goodwill Impairment loss	—	(7,276,957)	(131,194,659)	(20,577,295)
Impairment loss from long-lived assets	—	—	(4,308,822)	(675,819)
Change in fair value of business acquisition payable	—	—	3,239,892	508,163
Total operating expenses	(60,162,041)	(322,851,417)	(513,223,836)	(80,496,863)

INCOME (LOSS) FROM OPERATIONS	112,851,540	(153,416,531)	(263,656,149)	(41,353,289)

OTHER INCOME (EXPENSE)
Gain from short term investments	—	12,284,332	2,491,671	390,807
Equity income from unconsolidated entities	—	7,285	721,439	113,154
Interest income	1,231,833	476,234	3,365,198	527,816
Finance expenses, net	(11,140,346)	(3,818,949)	(7,073,809)	(1,109,495)
Other income, net	2,390,525	2,414,387	4,042,172	633,997
Gain from acquisition	—	—	5,781,318	906,774
Loss from deconsolidation of subsidiaries	—	—	(901,526)	(141,400)
Total other (expenses) income, net	(7,517,988)	11,363,289	8,426,463	1,321,653

INCOME (LOSS) BEFORE INCOME TAXES	105,333,552	(142,053,242)	(255,229,686)	(40,031,636)

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(4,644,300)	(4,487,629)	(2,189,629)	(343,434)
Deferred	1,515,220	1,582,948	3,024,851	474,434
Total (provision for) benefit of income tax	(3,129,080)	(2,904,681)	835,222	131,000

NET INCOME (LOSS)	102,204,472	(144,957,923)	(254,394,464)	(39,900,636)

Less: Net income (loss) attributable to non-controlling interests	—	6,209,945	(18,421,285)	(2,889,296)

NET INCOME (LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	102,204,472	(151,167,868)	(235,973,179)	(37,011,340)

NET INCOME (LOSS)	102,204,472	(144,957,923)	(254,394,464)	(39,900,636)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,589,076	(38,876,201)	(19,852,192)	(3,113,727)

COMPREHENSIVE INCOME (LOSS)	103,793,548	(183,834,124)	(274,246,656)	(43,014,363)

Less: Comprehensive income (loss) attributable to non-controlling interests	—	5,865,631	(18,737,271)	(2,938,857)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	103,793,548	(189,699,755)	(255,509,385)	(40,075,506)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	129,439,604	167,057,820	167,057,820
Diluted	108,611,133	129,439,604	167,057,820	167,057,820

EARNINGS (LOSS) PER SHARE
Basic	1.02	(1.17)	(1.41)	(0.22)
Diluted	0.94	(1.17)	(1.41)	(0.22)

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Convertible preferred shares		Ordinary shares				Additional paid-in capital	Retained earnings		Accumulated other comprehensive income	Noncontrolling interests	Total	Total
			Class A		Class B
	Shares	Par Value	Shares	Par Value	Shares	Par Value		Statutory reserves	Unrestricted
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2018	8,611,133	5,910	20,115,570	13,095	79,884,430	52,005	168,166,990	19,647,831	129,526,973	1,508,665	—	318,921,469	50,021,405
Net income	—	—	—	—	—	—	—	—	102,204,472	—	—	102,204,472	16,030,314
Statutory reserves	—	—	—	—	—	—	—	2,553,551	(2,553,551)	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	1,589,076	—	1,589,076	249,239
BALANCE, December 31, 2019	8,611,133	5,910	20,115,570	13,095	79,884,430	52,005	168,166,990	22,201,382	229,177,894	3,097,741	—	422,715,017	66,300,958
Issuance of ordinary share through Initial public offering, net	—	—	—	—	9,838,280	6,965	171,465,783	—	—	—	—	171,472,748	26,894,733
Conversion of Series A preferred shares into Class B ordinary shares	(8,611,133)	(5,910)	—	—	8,611,133	5,910	—	—	—	—	—	—	—
Issuance of ordinary share through public offering, net	—	—	—	—	15,120,000	10,588	401,329,133	—	—	—	—	401,339,721	62,948,338
Issuance of ordinary share for compensation and services	—	—	—	—	17,500,000	12,071	191,406,387	—	—	—	—	191,418,458	30,023,128
Noncontrolling interests acquired	—	—	—	—	—	—	—	—	—	—	94,611,165	94,611,165	14,839,338
Noncontrolling interests subscriptions receivable	—	—	—	—	—	—	—	—	—	—	(88,671,062)	(88,671,062)	(13,907,659)
Net (loss) income	—	—	—	—	—	—	—	—	(151,167,868)	—	6,209,945	(144,957,923)	(22,736,001)
Statutory reserves	—	—	—	—	—	—	—	1,802,101	(1,802,101)	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	(38,531,887)	(344,314)	(38,876,201)	(6,097,558)
BALANCE, December 31, 2020	—	—	20,115,570	13,095	130,953,843	87,539	932,368,293	24,003,483	76,207,925	(35,434,146)	11,805,734	1,009,051,923	158,265,277
Issuance of ordinary share through public offering, net	—	—	—	—	22,346,670	14,588	508,118,380	—	—	—	—	508,132,968	79,698,381
Vesting of employee share compensation	—	—	—	—	—	—	10,582,557	—	—	—	—	10,582,557	1,659,827
Noncontrolling interest acquired											330	330	52
Sale of subsidiary’s interest to noncontrolling holder	—	—	—	—	—	—	3,611,177	—	—	—	83,758,123	87,369,300	13,703,484
Sale of subsidiaries’ controlling interest	—	—	—	—	—	—	—	—	—	—	(1,426,158)	(1,426,158)	(223,686)
Net loss	—	—	—	—	—	—	—	—	(235,973,179)	—	(18,421,285)	(254,394,464)	(39,900,633)
Statutory reserves	—	—	—	—	—	—	—	4,569,674	(4,569,674)	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	(19,536,205)	(315,986)	(19,852,192)	(3,113,729)
BALANCE, December 31, 2021	—	—	20,115,570	13,095	153,300,513	102,127	1,454,680,407	28,573,157	(164,334,928)	(54,970,351)	75,400,758	1,339,464,265	210,088,973

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	102,204,472	(144,957,923)	(254,394,464)	(39,900,636)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	13,883,919	14,551,292	18,525,363	2,905,620
Provision for doubtful accounts	1,574,896	1,156,935	130,140,248	20,411,915
Provision for doubtful accounts-other assets	—	—	8,239,284	1,292,295
Stock compensation expenses	—	191,418,458	10,582,557	1,659,827
Deferred tax benefit	(1,515,220)	(1,582,948)	(3,024,853)	(474,435)
Gain from short term investments	—	(12,284,332)	(2,491,671)	(390,807)
Loss from disposal of property and equipment	—	31,556	208	33
Loss from deconsolidation of subsidiaries	—	—	901,526	141,400
Income from unconsolidated subsidiary	—	—	(721,439)	(113,154)
Gain from acquisitions	—	—	(5,781,318)	(906,774)
Amortization of operating lease right-of-use assets	—	240,733	1,187,629	186,274
Amortization of debt discount	11,544,479	914,864	1,396,731	219,071
Goodwill impairment loss	—	7,276,957	131,194,659	20,577,295
Impairment loss from long-lived assets	—	—	4,308,822	675,819
Impairment loss on inventory and contract costs	—	—	11,074,431	1,736,975
Change in fair value of business acquisition payable	—	—	(3,239,892)	(508,163)
Change in operating assets and liabilities:
Accounts receivables	9,065,001	(110,619,162)	9,378,693	1,471,006
Inventories	—	(1,858,884)	(20,837,892)	(3,268,330)
Contract costs	5,340,167	3,243,048	—	—
Prepaid services fees	(14,131)	(29,388,668)	(12,192,007)	(1,912,262)
Other receivables and prepaid expenses	(3,080,906)	3,863,170	(12,335,295)	(1,934,736)
Prepaid expenses and deposits	(403,511)	200,136	496,610	77,891
Accounts payable	5,661,871	(2,099,143)	5,553,298	871,010
Deferred revenues	323,430	9,231,864	18,086,679	2,836,815
Other payables and accrued liabilities	444,799	2,626,021	27,335,797	4,287,497
Other payable – related parties	(1,065)	—	—	—
Operating lease liabilities	—	(240,358)	(1,140,006)	(178,805)
Taxes payable	(1,072,657)	1,315,703	(4,083,179)	(640,428)
Net cash provided by (used in) operating activities	143,955,544	(66,960,681)	58,160,519	9,122,213

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments of cost method investments	(3,850,000)	(109,700,000)	(600,000)	(94,107)
Payments of Fe-da Electronics acquisition, net	—	(95,483,696)	—	—
Payments of business acquisition payable – related parties	(122,433,894)	—	—	—
Purchases of property and equipment	(195,998)	(484,774)	(25,165,482)	(3,947,093)
Prepayments for purchase of real estate	—	—	(142,527,894)	(22,354,862)
Purchases of short term investments	—	(173,557,366)	(201,322,736)	(31,576,570)
Redemption of short term investments	—	151,096,293	202,383,746	31,742,984
Cash decrease due to deconsolidation	—	—	(15,338,034)	(2,405,702)
Payment for Shanghai Guoyu acquisition	—	—	(20,000,000)	(3,136,910)
Cash received from Tapuyu and Pengcheng acquisitions	—	—	161,638	25,352
Loan to third party	—	—	(26,160,000)	(4,103,079)
Loan to unconsolidated subsidiary	—	—	(9,100,000)	(1,427,294)
Net cash used in investing activities	(126,479,892)	(228,129,543)	(237,668,762)	(37,277,281)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offerings, net	—	572,812,469	508,132,968	79,698,381
Proceeds from short term loan – banking facility	—	—	7,628,698	1,196,527
Payments to banking facility	—	(16,062,786)	(20,531,708)	(3,220,306)
Proceeds from related party loans	88,500,000	96,300,000	48,216,145	7,562,486
Repayments to related party loans	—	(96,350,000)	(47,560,843)	(7,459,705)
Capital contribution from noncontrolling interests	(129,474,000)	5,940,103	—	—
Sale of subsidiary’s interest to noncontrolling holder	—	—	87,369,300	13,703,484
Deferred merger costs	—	—	(3,839,567)	(602,219)
Net cash (used in) provided by financing activities	(40,974,000)	562,639,786	579,414,993	90,878,648

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	599,384	(28,489,442)	(15,668,701)	(2,457,562)

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(22,898,964)	239,060,120	384,238,049	60,266,018

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	151,947,942	129,048,978	368,109,098	57,736,264

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	129,048,978	368,109,098	752,347,147	118,002,282

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	4,579,482	4,946,316	4,383,015	687,456
Cash paid for interest	—	122,626	113,131	17,144

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of Fe-da Electronics with acquisition payables	—	1,864,131	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	1,761,892	1,440,166	225,884
Payments to vendors made by banking facility	—	16,062,786	—	—
Reclassification of investment in subsidiary to additional paid in capital upon sales of subsidiary noncontrolling interest	—	88,671,062	—	—
Consideration receivable from sale of equity interest	—	—	40,972	6,426

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	2020	2020	2021	2021
	RMB	RMB	RMB	USD
Cash and cash equivalents	129,048,978	355,020,149	751,904,587	117,932,868
Restricted cash	—	13,088,949	442,560	69,414
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	129,048,978	368,109,098	752,347,147	118,002,282

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

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

(2)    Subsidiaries established under Beijing WiMi from 2019 to 2020:

From 2019 to 2020, the following On December 3, 2019, Shenzhen Yidian established Shenzhen Zhiyun Image Technology Co., Ltd. On September 24, 2020, Shenzhen Yidian established Shenzhen Yunzhan Image Network Technology Co., Ltd. On January 31, 2019, Shenzhen Yidian established Kashi Duodian Internet Technology Co., Ltd.

On January 14, 2019, Shenzhen Yitian established Shenzhen Yiyou Online Technology Co., Ltd. On May 15, 2020, Shenzhen Yitian established Wuhan 233 Interactive Entertainment Technology Co., Ltd. On October 28, 2020, Shenzhen Yitian established Weidong Technology Co., Ltd. (“Weidong”). Weidong established a wholly owned

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

subsidiary Korgas Weidong Technology Co., Ltd. in October 2020 and a 60% owned subsidiary Tianjin Weidong Technology Co., Ltd. in December 2020. All of the above new subsidiaries under Beijing WiMi are in the PRC and mainly engage in AR advertising services.

(3)    Establishment of VIYI and subsidiaries in 2020

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

On March 26, 2021, Bofeng Investment Limited and Bravo Great Enterprises Limited transferred their respective shareholdings in VIYI to MIDI Capital Markets LLC (“MIDI”) and Guosheng Holdings Limited (“Guosheng”). On March 26, 2021, WiMi Cayman entered into an equity transfer agreement with MIDI and Guosheng, pursuant to which WiMi Cayman transferred total of 20% of the issued share capital of VIYI to Guosheng Holdings Limited for the same consideration of US$10,000,000. On March 26, 2021, WiMi Cayman entered into an equity transfer agreement with Universal Winnings Holding Limited (“Universal”) and Joyous Dragon Limited, pursuant to which WiMi Cayman transferred 7% of the issued share capital of VIYI for a consideration of USD 3,500,000. Joyous Dragon Limited subsequently transferred its equity interest to Milestone Investment Limited (“Milestone”). As such, MIDI, Guosheng, Universal and Milestone collectively owned 27% of VIYI for a total consideration of US13.5 million.

On September 27, 2020, VIYI entered into Acquisition Framework Agreement which was amended and supplemented on September 28, 2020 to acquire 100% equity interests of Fe-da Electronics Company Private Limited. (“Fe-da Electronics”), a provider of Internet of Things solutions based in Singapore, to accelerate the development of the Company’s computer chip and intelligent chip business. The transaction consummated on September 28, 2020 (See note 4 for details). In November 2020, Fe-da Electronics purchased 100% equity interests of Excel Crest Limited (“Excel Crest”) for HKD 1 to support the daily operations of Fe-da Electronics in Hong Kong. Excel Crest has no material operations or assets as of December 31, 2021.

On October 9, 2020, VIYI set up a wholly owned holding company in HK, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of its wholly foreign owned entities Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin” or “VIYI WFOE”) established on November 18, 2020 under the laws of the PRC. On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd., (“Shanghai Weimu”) in the PRC for software support services, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On June 10, 2021, the Company, VIYI Algorithm Inc. and Venus Acquisition Corporation (NASDAQ: VENA) (“Venus”), a publicly traded special purpose acquisition company entered into a definitive merger agreement (the “Merger Agreement”). A newly created merger subsidiary of Venus will be merged with and into VIYI Algo with VIYI Algo being the surviving entity and becoming Venus’s wholly owned subsidiary.

(4)    Reorganization of Beijing WiMi and Shenzhen Yitian in December 2020

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

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

(5)    Other subsidiaries established between 2020 to 2021

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

On January 22, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Yichong Micro-Electronic Technology Co., Ltd. (“Shenzhen Yichong”), together with its 80% owned subsidiary, Shenzhen Saineng Micro-Electronic Electronic Co., Ltd. (“Shenzhen Saineng”), a provider of electronic components, for RMB 2 (approximately USD 0.3).

On March 1, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Shengtang Micro-Electronic Technology Co. (“Shenzhen Shengtang”), Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3).

On May 28, 2021, Shenzhen ICinit purchased 100% equity interests of Tianjin Yaodi Tomorrow Technology Co. (“Tianjin Yaodi”), Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3).

On August 21, 2020, Wimi HK set up a joint venture company, VIDA Semicon Co., Limited (“VIDA”) in Hong Kong, and Wimi HK has a 53% equity interest in VIDA. VIDA was set up to develop application of holographic AR technologies in the semiconductor industry.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

On March 4, 2021, WiMi Cayman established a wholly owned entity of Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”), which is deemed as a wholly foreign owned enterprise, with a register capital of USD 30 million (approximately RMB 195.7 million). On May 21, 2021, TJ Zhongzhen established Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao’). On May 26, 2021, Shenzhen Hedao established Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”). Shenzhen Hedao and Kashi were set up to engage AR advertising services.

On April 15, 2021, VIYI Ltd formed a 55% owned subsidiary Viwo Technology Limited, a Hong Kong limited company to provide intelligent chips design and solution services.

On July 1, 2021, Weidong acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% of Shanghai Guoyu is acquired by YY Online. The aggregate purchase price is RMB 20,000,000. On July 19, 2021 Shanghai Guoyu established 100% owned subsidiary Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”). On July 14, 2021, Weidong transferred its 100% equity interest of Horgas 233 and Horgas Weidong to Shanghai Guoyu.

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations. On November 19, Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of E-commerce services, for RMB 2 (approximately USD 0.3). On December 7, 2021, Viwotong Tech purchased Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales, for RMB 2 (approximately USD 0.3).

(6)    Deconsolidation of ICinit in 2021

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi Cayman transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000 (approximately USD 6,400) to streamline its operating subsidiaries in the semi-conductor segment.

The Company concluded that it has lost controlling financial interest in ICinit on October 1, 2021 and deconsolidated ICinit on October 1, 2021 and recorded the fair value of its investment as equity investment. As the deconsolidation did not present a strategic change on the Company’s operation, the deconsolidation was not presented as discontinued operations. See Note 5 for details.

The accompanying consolidated financial statements reflect the activities of WiMi Cayman and each of the following entities as of December 31, 2021:
Name	Background	Ownership
WiMi HK	• A Hong Kong company • Incorporated on September 4, 2018 • Primarily engages in the sales of semiconductor products and related accessories	100% owned by WiMi Cayman
VIDA Semicon Co., Limited (“VIDA”)	• A Hong Kong company • Incorporated on August 21, 2020 • Primarily engages in the sales of semiconductor products and related accessories	53% owned by WiMi HK

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
ICinit Limited (“ICinit”)	• A Hong Kong company • Incorporated on June 1, 2020 • Primarily engages in the sales of semiconductor products and related accessories	51% owned by WiMi HK before October 1, 2021; 49% owned by WiMi HK after October 1, 2021
Shenzhen ICinit Technology Co., Ltd. (“SZ ICinit”)

•   A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

•   Incorporated on October 12, 2020

•   Registered capital of RMB 10,000,000 (USD 1,568,455)

•   Plan to engage in the sales of computer chip and intelligent chip products

100% owned by ICinit
Shenzhen Yichong Micro-Electronic Technology Co., Ltd. (“Shenzhen Yichong”)	• A PRC limited liability company • Incorporated on July 9, 2008 • Registered capital of RMB 11,000,000 (USD 1,725,301) • Primarily engages in the sales of computer chip and intelligent chip products	100% owned by SZ ICinit Acquired in January 2021
Shenzhen Saineng Micro-Electronic Electronic Co., Ltd. (“Shenzhen Saineng”)	• A PRC limited liability company • Incorporated on June 11, 2018 • Registered capital of RMB 10,000,000 (USD 1,568,455) • Primarily engages in the sales of computer chip and intelligent chip products	80% owned by Shenzhen Yichong
Shenzhen Shengtang Micro-Electronic Technology Co., Ltd. (“Shenzhen Shengtang”)	• A PRC limited liability company • Incorporated on May 13, 2020 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in the sales of computer chip and intelligent chip products	100% owned by SZ ICinit Acquired in March 2021
Tianjin Yaodi Tomorrow Technology Co., Ltd. (“Tianjin Yaodi”)	• A PRC limited liability company • Incorporated on May 5, 2020 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in the sales of computer chip and intelligent chip products	100% owned by SZ ICinit Acquired in May 2021
WiMi WFOE

•   A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

•   Incorporated on September 20, 2018

•   Registered capital of RMB 325,500,000 (USD 50,000,000)

•   A holding company

100% owned by WiMi HK

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Beijing WiMi	• A PRC limited liability company • Incorporated on May 27, 2015 • Registered capital of RMB 5,154,639 (USD 808,482) • Primarily engages in Hologram advertising services	VIE of WiMi WFOE
Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”)	• A PRC limited liability company • Incorporated on June 18, 2012 • Registered capital of RMB 10,000,000 (USD 1,568,455) • Primarily engages in AR advertising services	100% owned by Beijing WiMi
Shenzhen Yiruan Tianxia Technology Co., Ltd. (“Shenzhen Yiruan”)	• A PRC limited liability company • Incorporated on January 06, 2016 • Registered capital of RMB 10,000,000 (USD 1,568,455) • Primarily engages in AR advertising services	100% owned by Shenzhen Kuxuanyou
Shenzhen Yiyun Technology Co., Ltd. (“Shenzhen Yiyun”)	• A PRC limited liability company • Incorporated on November 15, 2017 • Registered capital of RMB 10,000,000 (USD 1,568,455) • Primarily engages in AR advertising services	100% owned by Shenzhen Kuxuanyou
Korgas Shengyou Information Technology Co., Ltd. (“Korgas Shengyou”)**	• A PRC limited liability company • Incorporated on February 13, 2017 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in SDK payment channel services	100% owned by Shenzhen Kuxuanyou Dissolved in May 2020
Korgas WiMi Xinghe Network Technology Co., Ltd. (“Korgas WiMi”) *	• A PRC limited liability company • Incorporated on October 18, 2016 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in Hologram advertising services	100% owned by Beijing WiMi; Dissolved in February 2019
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	• A PRC limited liability company • Incorporated on March 08, 2011 • Registered capital of RMB 20,000,000 (USD 3,136,910) • Primarily engages in mobile games development	100% owned by Beijing WiMi before December 24, 2020; VIE of Shenzhen Weiyixin starting on December 24, 2020

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Korgas 233 Technology Co., Ltd. (“Korgas 233”)	• A PRC limited liability company • Incorporated on September 15, 2017 • Registered capital of RMB 1,000,000 (USD 156,846) • Primarily engages in mobile games development	100% owned by Shenzhen Yitian
Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	• A PRC limited liability company • Incorporated on October 16, 2015 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yitian
Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	• A PRC limited liability company • Incorporated on January 14, 2019 • Registered capital of RMB 100,000 (USD 15,685) • Primarily engages in AR advertising services	100% owned by Shenzhen Yitian
Wuhan 233 Interactive Entertainment Technology Co., Ltd. (“Wuhan 233”)	• A PRC limited liability company • Incorporated on May 15, 2020 • Registered capital of RMB 100,000 (USD 15,685) • Primarily engages in mobile games development	100% owned by Shenzhen Yitian
Weidong Technology Co., Ltd. (“Weidong”)	• A PRC limited liability company • Incorporated on October 28, 2020 • Registered capital of RMB 50,000,000 (USD 7,842,276) • Primarily engages in AR advertising services	100% owned by Shenzhen Yitian
Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	• A PRC limited liability company • Incorporated on October 30, 2020 • Registered capital of RMB 20,000,000 (USD 3,136,910) • Primarily engages in AR advertising services	100% owned by Weidong
Tianjin Weidong Technology Co., Ltd. (“Tianjin Weidong”)

•   A PRC limited liability company

•   Incorporated on October 30, 2020

•   Registered capital of RMB 20,000,000 (USD 3,136,910)

•   Primarily engages in AR advertising services

•   No operations as of December 31, 2020

60% owned by Weidong

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	• A PRC limited liability company • Incorporated on May 20, 2014 • Registered capital of RMB 10,000,000 (USD 1,568,455) • Primarily engages in AR advertising services	100% owned by Beijing WiMi
Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	• A PRC limited liability company • Incorporated on August 24, 2017 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	• A PRC limited liability company • Incorporated on November 25, 2016 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”)	• A PRC limited liability company • Incorporated on January 31, 2019 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	• A PRC limited liability company • Incorporated on December 3, 2019 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	• A PRC limited liability company • Incorporated on September 24, 2020 • Registered capital of RMB 10,000,000 (USD 1,568,455) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	• A Hong Kong company • Incorporated on February 22, 2016 • Primarily engages in MR software development and licensing	100% owned by Beijing WiMi
Skystar Development Co., Ltd (“Skystar”)	• A Republic of Seychelles Company • Incorporated on March 30, 2016 • Primarily engages in MR software development and licensing	100% owned by Micro Beauty

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Lixin Technology Co., Ltd. (“Lixin Technology”)

•   A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

•   Incorporated on August 4, 2020

•   Registered capital of RMB 200,000,000 (USD 31,369,105)

•   Primarily engages in research, development and sale of computer chip and intelligent chip products

100% owned by WiMi Cayman
Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)

•   A PRC limited liability company

•   Incorporated on October 10, 2020

•   Registered capital of RMB 50,000,000 (USD 7,842,276)

•   Plan to support the daily operations of Lixin Technology, no operations as of December 31, 2021

100% owned by Lixin Technology
Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on March 4, 2021 • Registered capital of RMB 195,747,000 (USD 30,000,000) • A holding company	100% owned by WiMi Cayman
Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)

•   A PRC limited liability company

•   Incorporated on May 21, 2021

•   Registered capital of RMB 200,000,000 (USD 7,842,276)

•   Plan to engage AR advertising services, no material operations as of December 31, 2021

100% owned by TJ Zhongzheng
Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”)

•   A PRC limited liability company

•   Incorporated on May 26, 2021

•   Registered capital of RMB 200,000,000 (USD 7,842,276)

•   Plan to engage AR advertising services, no material operations as of December 31, 2021

100% owned by Shenzhen Hedao
VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	• A Cayman company • Incorporated on September 24, 2020 • Primarily engages in the development of central processing algorithm and cloud computing services	86.5% owned by WiMi Cayman before March 26, 2021; 73% owned by WiMi Cayman after March 26, 2021

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	• A Singapore company • Incorporated on January 9, 2009 • Capital of RMB 3,187,856 (USD 500,001) • Primarily engages in customization of central processing units	100% owned by VIYI Acquired in September 2020
Excel Crest Limited (“Excel Crest”)	• A Hong Kong company • Incorporated on September 10, 2020 • Support the daily operations of Fe-da Electronics in Hong Kong, no material operations as of December 31, 2021	100% owned by Fe-da Electronics
VIYI Technology Ltd. (“VIYI Ltd”)	• A Hong Kong company • Incorporated on October 9, 2020 • A holding company • No operations as of December 31, 2020	100% owned by VIYI
Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin” or “VIYI WFOE”)	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on November 18, 2020 • Registered capital of RMB 191,271,000 (USD 30,000,000) • A holding company	100% owned by VIYI Ltd
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	• A PRC limited liability company • Incorporated on November 30, 2020 • Registered capital of RMB 50,000,000 (USD 7,842,276) • Engages in providing software support services	58% owned by VIYI Ltd
Wisdom Lab Inc. (“Wisdom Lab”)	• A Cayman Islands company • Incorporated on May 6, 2021 • Engages in software solution for intelligent chips	100% owned by Fe-Da Electronics
Viwo Technology Limited. (“Viwo Tech”)	• A Hong Kong company • Incorporated on April 15, 2021 • Engages in intelligent chips design • No operations as of December 31, 2021	55% owned by VIYI Ltd
Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	• A PRC limited liability company • Incorporated on July 19, 2021 • Registered capital of RMB 10,000,000 (USD 1,568,455)	100% owned by Viwo Tech
Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	• A PRC limited liability company • Incorporated on March 18, 2019 • Registered capital of RMB 20,000,000 (USD 3,136,910 ) • Engages in R&D and application of intelligent visual algorithm technology	99% owned by Weidong, 1% owned by YY Online

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Kashi Guoyu Information Technology Co., Ltd. (“Kashi Guoyu”)	• A PRC limited liability company • Registered capital of RMB 10,000,000 (USD 1,568,455) • Incorporated on July 23, 2021 • Engages in R&D and application of intelligent visual algorithm technology	100% owned by Shanghai Guoyu
Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)

•   A PRC limited liability company

•   Registered capital of RMB 1,000,000
(USD 156,846 )

•   Incorporated on June 22, 2021

•   Engages in E-commerce services and application of intelligent visual algorithm technology

100% owned by Viwotong Tech
Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”)	• A PRC limited liability company • Registered capital of RMB 5,000,000 (USD 784,228) • Incorporated on July 29, 2021 • Engages in testing equipment development and sales	100% owned by Viwotong Tech

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

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

Based on the foregoing contractual arrangements, which grant Shenzhen Weiyixin effective control of Shenzhen Yitian and enable Shenzhen Weiyixin to receive all of their expected residual returns, the Company accounts for Shenzhen Yitian as a VIE on December 24, 2020. The reorganization under common control did not result in change in reporting entities of the Company therefore no impact to the Company’s consolidated financial statements as of December 31, 2020 and 2021.

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of WiMi Cayman that there is no change of reporting entities.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions, gain/loss from investment and valuation of stock-based compensation. Actual results could differ from these estimates.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to RMB (35,434,146) and RMB (54,970,351) (USD 8,621,853) as of December 31, 2020 and 2021, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi HK and VIYI, at December 31, 2020 and 2021 were translated at RMB 1.00 to HKD 1.1882 and to HKD 1.2231, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2019, 2020 and 2021 were RMB 1.00 to HKD 1.1363, HKD 1.1245 and to HKD 1.2048, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi Cayman, Skystar and Fe-da Electronics, at December 31, 2020 and 2021 were translated at RMB 1.00 to USD 0.1533 and to USD 0.1568, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2019, 2020 and 2021 were RMB 1.00 to USD USD 0.1450, USD 0.1450 and to USD 0.1550, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1568, representing the mid-point reference rate set by Peoples’ Bank of China on December 31, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

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

Restricted cash

Restricted cash consists of any cash balances that are legally restricted as to withdrawal and use. In connection with the Company’s initial public offering in March 2020 and subsequent public offering in July 2020, a total of USD 2,006,000 of the net proceeds received is deposited in escrow accounts and restricted to withdraw for a year since closing date. In connection with the Company’s March 2021 public offering with the same escrow agent, USD 1 million of the July 2020 offering escrow proceeds was extended for an additional escrow period terminating on the six-month anniversary of the closing date of the March 2021 offering. The restrict cash was fully released to the Company in 2021. In September 2021, the Company has restricted cash due to pending legal proceeding of RMB 442,560 (USD 69,414), see Note 20 for details. Restricted cash amounted to RMB 13,088,949 and RMB 442,560 (USD 69,414) as of December 31, 2020 and 2021, respectively.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2020 and 2021, allowance for accounts receivable amounted to RMB 2,734,421 and RMB 111,639,312 (USD 17,510,126), respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. For the year ended December 31, 2021, impairment of inventory amounted to approximately RMB 8.1 million (USD 1.3 million); no impairment losses were recorded or the years ended December 31, 2020 and 2021.

Short-term investments

Short-term investments are investment in marketable equity securities that are measured and recorded at fair value based on quoted prices in active markets on reporting dates with changes in fair value, whether realized or unrealized, recorded through the income statement.

Loans receivable

Loans receivable represent loans to a third party under the terms of the agreements signed in November and December 2021 at 3.85% interest per annum. The loans have terms of one-year and are collateralized by real estate property for approximately RMB 24.0 million (USD 3.8 million). Management regularly reviews the aging of loans

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

receivable and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Loans receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2021, no allowance was deemed necessary. Full amount of loans receivable was subsequently collected in May 2022.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also includes money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2020 and 2021, no allowance was deemed necessary.

Other receivables and prepaid expenses

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services and prepaid VAT. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2020 and 2021, allowance for other receivable amounted to RMB 1,180 and RMB 326,268 (USD 51,000), respectively.

Other receivable- related parties of RMB 27,589,530 (USD 4,327,294) was amount owed by ICinit to the Company has a result of deconsolidation which the balance was eliminated in consolidation prior to October 1, 2021. See Note 5 for details. The balance was fully repaid on May 7, 2022.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:
Useful Life
Office electronic equipment	3 years
Office furniture and fixtures	3 – 5 years
Building	20 years
Leasehold improvements	lesser of lease term or expected useful life

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

Deferred merger costs

Prepaid merger costs consist primarily of expenses paid to attorneys, consultants, underwriters, and etc. related to VIYI’s merger transaction. The balance will be offset with the proceeds received after the close of the merger.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

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

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2019, 2020 and 2021.

Prepayments

Prepayments are payments made to developers for commercial and residential properties which were paid in full according to purchase contracts. These amounts are refundable and bear an interest ranging from 0% to 3.85% per annum if the housing developers were not able to provide the qualified houses as stated in the contracts. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2021, no allowance was deemed necessary. The properties are expected to be completed between 2023 and 2024.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, customer relationship, non-compete agreements, technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Investment in unconsolidated subsidiary

The Company accounts for investments with more than 20% and less than 50% of the voting shares and have the ability to exercise significant influence over operating and financial policies of the investee using the equity method. The Company records an equity method investment on the balance sheet as a single amount. The Company records equity method investments at the historical cost in its consolidated financial statements and subsequently increases/decreases the investment account by an amount proportionate to the investor’s shares in the profit/loss from the investee. Dividends received are recorded as reduction from the account.

Deconsolidation

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2019, 2020 and 2021, 0, 0 and RMB 4,308,822 (USD 675,819) impairment of long-lived assets was recognized.

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

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

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

— AR advertising display services

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

— Performance-based advertising service

The Company provides central processing algorithm performance-based advertising services for its customers, which enable the customers to get the optimal business opportunities.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

The Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. The Company’s revenue is recognized at a point when an ender user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore VIYI acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

In addition, through the Company’s data algorithm optimization, it is able to identify certain end user needs and it facilitates certain value added services to the end users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value added service to the end users and charges a fee. As such the Company recorded revenue from the value added services on a net basis when the services is provided by third party service provider.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

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

— Jointly operated mobile game publishing services

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

— Licensed out mobile games

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

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

a. Sale of products

Starting in July 2020, the Company also engage in sales of semiconductor products and other electronic accessories. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a time when the control of products or services are transferred to customers.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenue.

Contract costs:

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The Company reviewed impairment of contract costs at December 31, 2021 and provided impairment of contract costs of approximately RMB3.0 million (USD 0.5 million).

The Company’s disaggregate revenue streams are summarized below:
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	USD
Online AR advertising services	267,514,061	317,157,896	436,475,875	68,459,287
Mobile games	51,667,363	19,910,956	13,498,964	2,117,252
Sales of semiconductor products	—	385,538,235	448,958,274	70,417,095
Software development	—	43,406,499	34,858,406	5,467,385
Total revenues	319,181,424	766,013,586	933,791,519	146,461,019

The Company’s revenue by timing of transfer of goods or services are summarized below:
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	USD
Goods and services transferred at a point in time	319,181,424	722,607,087	898,933,113	140,993,634
Services transferred over time	—	43,406,499	34,858,406	5,467,385
Total revenues	319,181,424	766,013,586	933,791,519	146,461,019

The Company’s revenue by geographic locations are summarized below:
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	USD
Mainland PRC revenues	303,062,432	367,163,638	593,803,869	93,135,478
Hong Kong revenues	295,037	264,404,450	118,590,946	18,600,459
International revenues	15,823,955	134,445,498	221,396,704	34,725,082
Total revenues	319,181,424	766,013,586	933,791,519	146,461,019

Cost of revenues

For AR advertising services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

For AR entertainment segment, the cost of revenue consist of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For semiconductor business segment, the cost of revenue consist primarily of the costs of products sold and third party software development costs.

Advertising costs

Advertising costs amounted to RMB 59,091, RMB 97,820 and RMB 1,800 (USD 282) for the years ended December 31, 2019, 2020 and 2021, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 to 2021 are subject to examination by any applicable tax authorities.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Other Income, net

Other Income includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 1,356,800 and RMB 1,097,498 and RMB 1,035,527 (USD 162,418) for the years ended December 31, 2019, 2020 and 2021, respectively.

Other income also includes RMB 851,583, RMB 1,282,807 and RMB 2,429,701 (USD 381,088) of input VAT credit the Company redeemed during the years ended December 31, 2019, 2020 and 2021. As part of VAT reform in 2019, from April 1, 2019 to December 31, 2021, a taxpayer in certain service industries could claim additional 10% of input VAT credit based on total input VAT paid to suppliers, the credit was applied to offset with the Company’s VAT payable.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

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

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated its warrants and determined the warrants are indexed to the Company’s own stock as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s statements of financial condition and concluded that the warrant contracts meet all of the criteria for classification as equity as the Company is not require to net settle. Based on this analysis, the Company determined the warrant contracts should be classified as equity.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 1,451,938 and RMB 1,123,211 and RMB 2,683,929 (USD 420,962) for the years ended December 31, 2019, 2020 and 2021, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 49.0% of the equity interest of ICinit and 13.5% of the equity interest of VIYI as of December 31, 2020, Noncontrolling interests subscriptions receivable amounted to RMB 88,671,062 as of December 31, 2020, which includes RMB 172,528 from two individual investors of VIDA, RMB 412,384 from one individual investor of ICinit, and RMB 88,086,150 (USD 13,500,000) from Bofeng Investment Limited, Bravo Great Enterprises Limited and Universal Winnings Holding Limited which was subsequently received in January 2021.

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 27% of the equity interest of VIYI as of December 31, 2021. ICinit was deconsolidated in October 2021. On March 26, 2021, Bofeng Investment Limited and Bravo Great Enterprises Limited transferred their respective shareholdings in VIYI to MIDI Capital Markets LLC (“MIDI”) and Guosheng Holdings Limited (“Guosheng”). On March 26, 2021, WiMi Cayman entered into an equity transfer agreement with MIDI and Guosheng, pursuant to which WiMi Cayman transferred total of 20% of the issued share capital of VIYI to Guosheng Holdings Limited for the same consideration of US$10,000,000. On March 26, 2021, WiMi Cayman entered into an equity transfer agreement with Universal Winnings Holding Limited (“Universal”) and Joyous Dragon Limited, pursuant to which WiMi Cayman transferred 7% of the issued share capital of VIYI for a consideration of USD 3,500,000. Joyous Dragon Limited subsequently transferred its equity interest to Milestone Investment Limited (“Milestone”). As such, MIDI, Guosheng, Universal and Milestone collectively owned 27% of VIYI for a total consideration of US13.5 million.

Noncontrolling interests subscriptions receivable amounted to RMB 172,528 from two individual investors of VIDA as of December 31, 2021.

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

Noncontrolling interests consist of the following:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
VIDA	4,630,583	(31,675,783)	(4,968,205)
ICinit	781,772	—	—
VIYI	95,064,441	107,249,069	16,821,536
Noncontrolling interests subscriptions receivable	(88,671,062)	(172,528)	(27,060)
Total noncontrolling interests	11,805,734	75,400,758	11,826,271

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended 2019, there were 8,611,133 dilutive shares; while for the years ended December 31, 2020 and 2021, there was no dilutive effect of potential shares due to the Company’s net loss.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

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

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation mainly reclassifying prepaid services fees from other receivables and prepaid expenses. The reclassification have no effect on the Company’s reported total assets, revenues or net income.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company does not expect the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Variable interest entity (“VIE”)

WiMi WFOE entered into Contractual Arrangements with Beijing WiMi on November 6, 2018. The Contractual Arrangements were terminated on December 18, 2020, and WiMi WFOE entered into another Contractual Arrangements with Beijing WiMi on the same day, under which WiMi WFOE maintains effective control of Beijing WiMi. The significant terms of these Contractual Arrangements are summarized in “Note 1 — Nature of business and organization” above. As a result, the Company classifies Beijing WiMi as VIE which should be consolidated based on the structure as described in Note 1.

Shenzhen Weiyixin entered into Contractual Arrangements with Shenzhen Yitian on December 24, 2020. The significant terms of these Contractual Arrangements are summarized in “Note 1 — Nature of business and organization” above. As a result, the Company classifies Shenzhen Yitian as VIE which should be consolidated based on the structure as described in Note 1.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Current assets	124,531,422	82,728,636	12,975,616
Property and equipment, net	362,130	24,385,762	3,824,798
Other noncurrent assets	472,662,535	493,404,511	77,388,289
Total assets	597,556,087	600,518,909	94,188,703
Total liabilities	(258,081,528)	(614,667,803)	(96,407,893)
Net assets	339,474,559	(14,148,894)	(2,219,190)
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Current liabilities:
Accounts payable	24,921,108	15,072,302	2,364,023
Deferred revenues	10,475,681	9,713,168	1,523,467
Other payables and accrued liabilities	4,287,545	9,240,553	1,449,339
Other payables – related parties	—	12,725,539	1,995,944
Current portion of shareholder loans	62,244,928	20,000,000	3,136,910
Operating lease liabilities	366,794	108,556	17,027
Taxes payable	9,452,749	5,858,717	918,914
Intercompany payable*	122,842,378	474,812,478	74,472,211
Total current liabilities	234,591,183	547,531,313	85,877,835
Non-current shareholder loan	22,016,710	67,136,490	10,530,058
Operating lease liabilities – noncurrent	120,033	—	—
Deferred tax liabilities, net	1,353,602	—	—
Total liabilities	258,081,528	614,667,803	96,407,893

____________

*        Intercompany balances will be eliminated upon consolidation.

The summarized operating results of the VIE’s are as follows:
	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2021
	RMB	RMB	RMB	USD
Operating revenues	319,181,424	336,709,317	202,340,230	31,736,159
Gross profit	173,013,581	122,273,631	30,883,606	4,843,955
Income (loss) from operations	122,754,439	55,174,632	(25,262,236)	(3,962,269)
Net income (loss)	110,135,996	46,233,277	(159,401,372)	(25,001,392)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

The summarized statements of cash flow of the VIE’s are as follows:
	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2021
	RMB	RMB	RMB	USD
Net cash provided by operating activities	193,845,889	127,238,346	44,560,277	6,989,080
Net cash used in investing activities	(126,445,437)	(109,815,861)	(49,269,310)	(7,727,671)
Net cash (used in) provided by financing activities	(40,770,037)	(50,000)	2,929,456	459,472
Effect of exchange rate on cash and cash equivalents	(327,988)	1,479,386	(1,061,729)	(166,527)
Net increase in cash and cash equivalents	26,302,427	18,851,871	(2,841,306)	(445,646)
Cash and cash equivalents, beginning of year	14,095,423	40,397,850	59,249,721	9,293,053
Cash, cash equivalents and restricted cash, end of year	40,397,850	59,249,721	56,408,415	8,847,407

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:
	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash and cash equivalents	40,397,850	59,249,721	55,965,855	8,777,993
Restricted cash	—	—	442,560	69,414
Total cash, cash equivalents and restricted cash	40,397,850	59,249,721	56,408,415	8,847,407

Note 4 — Business combination

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Business combination (cont.)

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

As of December 31, 2020 and 2021, acquisition payable amounted to RMB 1,864,131, net of discount of RMB 1,830,546, and RMB 0, respectively. During the years ended December 31, 2020 and 2021, a total of RMB 914,864 and RMB 556,909 (USD 87,349) was recorded for amortization expense of acquisition payable discount, respectively.

The change in fair value measurement of acquisition payable amounted to RMB 3,239,892 (USD 508,163) for the year ended December 31, 2021 and the acquisition payable decreased to RMB 0.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Business combination (cont.)

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

Acquisitions of Shenzhen Yichong, Shenzheng Shengtang and Tianjin Yaodi

On January 22, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Yichong Micro-Electronic Technology Co., Ltd. (“Shenzhen Yichong”), together with its 80% owned subsidiary, Shenzhen Saineng Micro-Electronic Electronic Co., Ltd. (“Shenzhen Saineng”), a provider of electronic components, for RMB 2 (approximately USD 0.3). On March 1, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Shengtang Micro-Electronic Technology Co. (“Shenzhen Shengtang”), Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3). On May 28, 2021, Shenzhen ICinit purchased 100% equity interests of Tianjin Yaodi Tomorrow Technology Co. (“Tianjin Yaodi”), Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3).

The Company’s acquisitions of Shenzhen Yichong, Shenzheng Shengtang and Tianjin Yaodi were accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shenzhen Yichong, Shenzheng Shengtang and Tianjin Yaodi based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Business combination (cont.)

were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shenzhen Yichong and translated the fair value from USD to RMB using the exchange rate on January 22, 2021 at the rate of USD 1.00 to RMB 6.4617, the net purchase price allocation on the date of the acquisition of Shenzheng Shengtang and translated the fair value from USD to RMB using the exchange rate on March 1, 2021, 2021 at the rate of USD 1.00 to RMB 6.4754, and the net purchase price allocation on the date of the acquisition of Tianjin Yaodi and translated the fair value from USD to RMB using the exchange rate on May 28, 2021, 2021 at the rate of USD 1.00 to RMB 6.3858.
	Fair value	Fair value
	RMB	USD
Cash	7,252,052	1,122,073
Other current assets	14,478,000	2,238,141
Plant and equipment	987,482	152,736
Current liabilities	(16,936,210)	(2,619,871)
Net assets of acquirees	5,781,324	893,079
Gain on acquisition	(5,781,318)	(893,078)
Total consideration	6	1

The amount of sales and net income (loss) that resulted from the acquisitions and included in the consolidated statements of income and comprehensive income during the year ended December 31, 2021 were RMB 103,201,670 (USD 15,947,348) and RMB (783,032) (USD 120,999), respectively.

The Company subsequently deconsolidated ICinit on October 1, 2021, as a result the above acquired companies were deconsolidated as of December 31, 2021. See Note 5 for details.

Acquisition of Shanghai Guoyu

On July 1, 2021, Weidong acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% of Shanghai Guoyu is acquired by YY Online. The aggregate purchase price is RMB 20,000,000. On July 19, 2021 Shanghai Guoyu established 100% owned subsidiary Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”). On July 14, 2021, Weidong transferred its 100% equity interest of Horgas 233 and Horgas Weidong to Shanghai Guoyu.

Shanghai Guoyu is committed to the R&D and application of intelligent visual algorithm technology, using image recognition, data analysis and modeling, virtual imaging, visual artificial intelligence algorithm and other technologies, integrating algorithm and data processing capabilities, and integrating functions from data processing to algorithm application, so as to provide customers with a full stack of intelligent visual algorithm services. At present, Shanghai Guoyu mainly serves the Internet marketing industry. The development of Shanghai Guoyu’s business is closely related to the progress and development of the computer vision industry and the Internet marketing industry.

The Company’s acquisition of Shanghai Guoyu was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shanghai Guoyu based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Business combination (cont.)

of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shanghai Guoyu based on valuation performed by an independent valuation firm engaged by the Company and translated the fair value from USD to RMB using the exchange rate on July 1, 2021 at the rate of USD 1.00 to RMB 6.4709.
	Fair value	Fair value
	RMB	USD
Copyright	8,955,000	1,383,888
Goodwill	13,283,750	2,052,844
Deferred tax liabilities	(2,238,750)	(345,972)
Total consideration	20,000,000	3,090,760

Software consists of mainly data algorithm software, with a fair value of approximately RMB 9.0 million (USD 1.4 million) and estimated finite useful life of 6 years.

The amount of sales and net income that resulted from the acquisitions and included in the consolidated statements of income and comprehensive income during the year ended December 31, 2021 were immaterial.

Pro forma results of operations for the acquisition described above have not been presented because it is not material to the consolidated statements of income and comprehensive income.

Acquisitions of Tapuyu and Pengcheng Keyi

On November 17, 2021, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of E-commerce services and application of intelligent visual algorithm technology. The aggregate purchase price is RMB 2 (USD 0.3) and the transaction consummated on November 19, 2021. On November 17, 2021, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales. The aggregate purchase price is RMB 2 (USD 0.3) and the purchase consummated on December 7, 2021.

The Company’s acquisitions of Tapuyu and Pengcheng Keyi were accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Tapuyu and Pengcheng Keyi based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Business combination (cont.)

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Tapuyu and translated the fair value from USD to RMB using the exchange rate on November 19, 2021 at the rate of USD 1.00 to RMB 6.3825 and the net purchase price allocation on the date of the acquisition of Pengcheng Keyi and translated the fair value from USD to RMB using the exchange rate on December 7, 2021 at the rate of USD 1.00 to RMB 6.3738.
	Fair value	Fair value
	RMB	USD
Cash	161,638	25,335
Other current assets	1,701,734	266,815
Current liabilities	(1,863,372)	(292,150)
Total consideration	—	—

The amount of sales and net income that resulted from the acquisitions and included in the consolidated statements of income and comprehensive income during the year ended December 31, 2021 were immaterial.

Pro forma results of operations for the acquisition described above have not been presented because it is not material to the consolidated statements of income and comprehensive income.

Note 5 — Deconsolidation of ICinit

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi Cayman transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000, approximately RMB 41,000 (USD 6,000), to streamline its operating subsidiaries in the semiconductor segment. The sale resulted in a loss of control of the subsidiaries while the Company retained 49% noncontrolling interest in ICinit. The Company’s decision to divest ICinit is to improve the operating results of the Company’s semiconductor segment.

The fair value of the operations of ICinit, determined as of October 1, 2021, included the estimated consideration received, less costs to sell. Gain from sales of this transaction is as follows:
	RMB	USD
Consideration receivable	40,975	6,427
Fair value of retained noncontrolling interest (49%)	1,003,886	157,455
Carrying value of noncontrolling interest	1,426,158	223,687
	2,471,019	387,568
Less: ICinit’s book value	(3,361,955)	(527,308)
Exchange rate difference	(10,590)	—
Loss on deconsolidation	(901,526)	(139,739)

Net loss on revaluation of retained interest amounted to RMB 410,337 (USD 63,603).

As result of deconsolidation, the Company recognized RMB 27,589,530 (USD 4,327,294) of related party receivable from ICinit, which was previously eliminated in consolidation. The balance was repaid to the Company on May 7, 2022.

Income from ICinit for the three months from October 1, 2021 to December 31, 2021 amounted to RMB 721,439 (USD 113,154).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Short term investments

Short term investments consist of the following:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Marketable securities(1)	32,878,252	33,540,301	5,260,646

Fair value disclosure:
	December 31, 2020	December 31, 2020 Fair Value
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	32,878,252	32,878,252	—	—
	December 31, 2021	December 31, 2021 Fair Value
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	33,540,301	33,540,301	—	—

There is no transfer between the levels for the periods presented.

(1)    During the year ended December 31, 2020, the Company invested a total of approximately RMB 173.6 million in marketable securities and redeemed approximately RMB 151.1 million. During the year ended December 31, 2021, the Company invested a total of approximately RMB 149.1 million (USD 23.1 million) in marketable securities and redeemed approximately RMB 150.9 million (USD 23.4 million). The fair value change resulted in gains of approximately RMB 12.3 million and RMB 2.5 million (USD 0.4 million) for the years ended December 31, 2020 and 2021.

Note 7 — Accounts receivable, net

Accounts receivable, net consisted of the following:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Accounts receivable	175,349,044	137,875,301	21,625,124
Less: allowance for doubtful accounts	(2,734,421)	(111,639,312)	(17,510,127)
Accounts receivable, net	172,614,623	26,235,989	4,114,997

The following table summarizes the changes in allowance for doubtful accounts:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Beginning balance	1,577,486	2,734,421	428,882
Addition	1,156,935	128,392,115	20,137,728
Deconsolidation of ICinit and subsidiaries	—	(19,487,224)	(3,056,484)
Ending balance	2,734,421	111,639,312	17,510,126

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Inventories

Inventories consist of the following:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Finished goods – holographic accessories	3,167,879	1,590,495	249,462
Finished goods – semiconductors	949,928	5,251,250	823,635
Total inventories	4,117,807	6,841,745	1,073,097

Inventory impairment amounted to RMB 8,116,218 (USD 1,272,992) for the year ended December 31, 2021 which was mainly for obsolescent inventory for semiconductor accessories. There was no impairment loss for the years ended December 31, 2019 and 2020.

Note 9 — Property and equipment, net

Property and equipment, net consist of the following:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Office electronic equipment	1,859,484	1,758,527	275,817
Office fixtures and furniture	88,577	41,392	6,492
Building	—	24,825,710	3,893,801
Leasehold improvements	1,368,922	1,363,989	213,936
Subtotal	3,316,983	27,989,618	4,390,046
Less: accumulated depreciation	(2,587,771)	(3,150,073)	(494,075)
Total	729,212	24,839,545	3,895,971

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 amounted to RMB 690,400, RMB 483,658 and RMB 1,124,655 (USD 176,397), respectively. Impairment loss amounted to 0, 0 and RMB 38,573 (USD 6,050), respectively, for the years ended December 31, 2019, 2020 and 2021.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Cost method investments

Cost method investments consist of the following:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
9.0% Investment (1 company in the AR and virtual reality (“VR”) areas)	45,000,000	45,000,000	7,058,048
8.0% Investment (2 companies in the AR and VR areas)	1,100,000	1,100,000	172,530
6.0% Investment (1 company in the AR, VR, software and robotic areas)	600,000	600,000	94,107
5.5% Investment (1 company in the AR, VR and game areas)	600,000	600,000	94,107
5.0% Investment (21 and 22 companies in the AR, VR and digital marketing areas as of December 31, 2020 and 2021)	50,400,000	51,000,000	7,999,122
4.5% Investment (1 company in the VR medical treatment areas)	200,000	200,000	31,369
4.0% Investment (14 companies in the AR, VR, 3D animation and software areas)	8,400,000	8,400,000	1,317,502
3.5% Investment (2 companies in the AR and VR areas)	1,200,000	1,200,000	188,215
3.0% Investment (5 companies in the AR, VR and 3D animation areas)	3,900,000	3,900,000	611,698
2.0% Investment (4 companies in the AR, VR, 3D animation and software areas)	1,200,000	1,200,000	188,215
1.0% Investment (5 companies in the AR, VR, 3D animation, hardware and software areas)	1,450,000	1,450,000	227,426
Total	114,050,000	114,650,000	17,982,339

During the years ended December 31, 2019, 2020 and 2021, the Company totally made RMB 3,850,000, RMB 109,700,000 and RMB 600,000 (USD 94,107) in cost method investments, respectively.

Note 11 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, customer relationship, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Copyrights*	579,722	8,955,000	1,404,552
Customer relationship*	26,099,600	25,502,800	4,000,000
Non-compete agreements**	64,370,622	42,200,000	6,618,881
Technology know-hows**	14,709,556	2,852,016	447,327
Subtotal	105,759,500	79,509,816	12,470,760
Less: accumulated amortization	(64,517,409)	(51,628,879)	(8,097,760)
Intangible assets, net	41,242,091	27,880,937	4,373,000

____________

*        The Company’s subsidiary Shenzhen Kuxuanyou and Shenzhen Yiran, recorded impairment of RMB 278,679 (USD 43,710) for the year ended December 31, 2021. The addition of copy right of RMB 8,955,000 (USD 1,404,552) was from acquisition of Guoyu, see note 4.

**      Micro Beauty acquired Skystar in 2017 to acquire 100% of the capital stock of Skystar for an aggregate consideration of RMB 58,450,000 (approximately USD 9.0 million). The fair value of non-complete agreement and technology know-hows were evaluated at of RMB 20,363,661 (USD 4,913,042), and their accumulated amortization as of December 31, 2021 was RMB 16,431,724. Impairment loss of RMB 3,991,570 (USD 626,060) was recognized for the year ended December 31, 2021.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Intangible assets, net (cont.)

Amortization expense for the years ended December 31, 2019, 2020 and 2021 amounted to RMB 13,193,519, RMB 14,067,634 and RMB 17,400,708 (USD 2,729,222), respectively.

The estimated amortization is as follows:
Twelve months ending December 31,	Estimated amortization expense	Estimated amortization expense
	RMB	USD
2022	8,737,103	1,370,376
2023	8,737,103	1,370,376
2024	7,143,178	1,120,376
2025	3,263,553	511,872
Thereafter	—	—
Total	27,880,937	4,373,000

Note 12 — Goodwill

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
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Goodwill from Shenzhen Kuxuanyou acquisition(a)	87,908,370	—	—
Goodwill from Shenzhen Yidian acquisition(b)	137,060,340	137,060,340	21,497,301
Goodwill from Shenzhen Yitian acquisition(c)	92,990,256	92,990,256	14,585,105
Goodwill from Skystar acquisition(d)	25,170,478	—	—
Goodwill from Fe-da Electronics acquisition(e)	53,099,316	33,644,255	5,276,950
Goodwill from Guoyu acquisition(f)	—	13,283,750	2,083,497
Goodwill	396,228,760	276,978,601	43,442,853

____________

(a)      Beijing WiMi acquired Shenzhen Kuxuanyou in 2015 to acquire 100% of the capital stock of Shenzhen Kuxuanyou for an aggregate consideration of RMB 113.0 million (approximately USD 16.5 million). The excess fair value of consideration over the identifiable assets acquired of RMB 87,908,370 (USD 13,472,754) was allocated to goodwill. Impairment loss of RMB 87,913,368 (USD 13,788,818) was recognized for the year ended December 31, 2021.

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

(d)      Micro Beauty acquired Skystar in 2017 to acquire 100% of the capital stock of Skystar for an aggregate consideration of RMB 58,450,000 (approximately USD 9.0 million). The excess fair value of consideration over the identifiable assets acquired of RMB 32,057,115 (USD 4,913,042) was allocated to goodwill. Impairment loss of RMB 7,276,957 and RMB 24,823,549 (USD 3,893,463) was recognized for the years ended December 31, 2020 and 2021.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Goodwill (cont.)

(e)      VIYI acquired Fe-da Electronics in 2020 to acquire 100% of the capital stock of Fe-da Electronics for a net consideration of approximately RMB 104,646,044 (approximately USD 15.3 million). The excess fair value of consideration over the identifiable assets acquired of RMB 53,099,316 (USD 8,137,951 million) was allocated to goodwill. Impairment loss of RMB 18,457,742 (USD 2,895,014) was recognized for the year ended December 31, 2021.

(f)      Weidong and YY Online acquired Shanghai Guoyu in 2021 to acquire 100% of the capital stock of Shanghai Guoyu for a net consideration of RMB 20,000,000 (approximately USD 3.1 million). The excess fair value of consideration over the identifiable assets acquired of RMB 13,283,750 (approximately USD 2.0 million) was allocated to goodwill for the central processing algorithm services segment.

The changes in the carrying amount of goodwill allocated to reportable segments as of December 31, 2020 and 2021 are as follows:
	AR advertising services	AR entertainment	Semiconductor business	Total	Total
	RMB	RMB	RMB	RMB	USD
As of December 31, 2019	137,060,340	215,019,494	—	352,079,834	55,222,145
Add: acquisition of Fe-da Electronics	—	—	55,543,148	55,543,148	8,711,694
Less: impairment loss	—	(7,276,957)	—	(7,276,957)	(1,141,358)
Translation difference	—	(1,673,433)	(2,443,832)	(4,117,265)	(645,775)
As of December 31, 2020	137,060,340	206,069,104	53,099,316	396,228,760	62,146,706
Add: acquisition of Guoyu	13,283,750	—	—	13,283,750	2,083,497
Less: impairment loss	—	(112,736,917)	(18,457,742)	(131,194,659)	(20,577,295)
Translation difference	—	(341,931)	(997,319)	(1,339,250)	(210,055)
As of December 31, 2021	150,344,090	92,990,256	33,644,255	276,978,601	43,442,853

The Company tests for impairment annually, and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. Accordingly, the Company performed a quantitative assessment of the Company’s fair value of goodwill as of December 31, 2020 using an income approach with assumptions that are considered level 3 inputs with the assistance of a third party valuation firm. The Company concluded that the carrying value of Skystar reporting unit exceeded its respective fair value, resulting in a goodwill impairment of approximately RMB 7.3 million (USD 1.1 million) for the year ended December 31, 2020. The carrying value of Skystar, Fe-da Electronics and Shenzhen Kuxuanyou reporting units exceeded their respective fair value, resulting in a goodwill impairment of approximately RMB 131.2 million (USD 20.6 million) for the year ended December 31, 2021. The fair values of the respective reporting units were determined primarily by discounting estimated future cash flows, which were primarily determined based on revenue and expense growth assumptions and weighted average cost of capital, among other factors. The Company’s goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

Note 13 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Salary payables	1,880,897	2,011,702	315,524
Other payables and accrued expenses	60,328	3,446,740	540,606
Accrued interest payable	3,129,399	8,197,112	1,285,680
Total other payables and accrued liabilities	5,070,624	13,655,554	2,141,810

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Related party balances and transactions

Loans — related party

The Company borrows funds from Jie Zhao, the Company’s major shareholder for operation purpose. The loans are interest free, no collateral and are due in 2021. During the year ended December 31, 2018, the Company borrowed RMB 14,581,993 and repaid RMB 14,826,000. During the year ended December 31, 2019, the Company borrowed RMB 13,000,000 and repaid RMB 129,474,000. During the year ended December 31, 2020, the Company repaid RMB 4,850,000 (USD 743,306) to Jie Zhao. During the year ended December 31, 2021, the Company repaid the remaining balance of RMB 6,154,468 (USD 965,000) to Jie Zhao.

The Company borrowed RMB 75,500,000 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. The Company repaid RMB 91,500,000 (USD 14,023,203) during the year ended December 31, 2020. The Company also borrowed additional RMB 96,300,000 (USD 14,758,847) during the year ended December 31, 2020. The Company borrowed additional RMB 42,600,000 (USD 6,681,619) repaid RMB 35,763,510 (USD 6,154,468) during the year ended December 31, 2021.The loan has an annual interest rate of 7% and is due in 2021 and 2022. During the year ended December 31, 2019, 2020 and 2021, interest expense related to this loan, included in finance expense, amounted to RMB 290,208, RMB 2,281,611 and RMB 5,625,293 (USD 882,302).

The Company’s subsidiary Shanghai Weimu borrowed a total of RMB 5,616,000 (USD 880,867) from Gou Lei (Non-controlling shareholder and legal representative of Shanghai Weimu) from April 9, 2021 to October 10, 2021. The loans bear interest of 7% per annum and unsecured. The Company fully repaid the loans as of December 31, 2021. Interest expense for the loans amounted to RMB 62,209 (approximately USD 9,757) for the year ended December 31, 2021.

The Company’s subsidiary Shenzhen Yiyun borrowed a total of RMB 16,100,000 (USD 2,525,213) from Yang Cui (executive director of Shenzhen Yiyun) on August 20, 2021 for cash flow purpose. The loan bears no interest and is due in five years.
Name of Related Parties	Relationship	Nature	December 31, 2020	December 31, 2021	December 31, 2021
			RMB	RMB	USD
Jie Zhao	Chairman of WiMi Cayman	Loan	6,261,665	—	—
Yang Cui	Executive director of Beijing WiMi	Loan	—	16,100,000	2,525,213
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	80,300,000	71,036,490	11,141,755
Total:			86,561,665	87,136,490	13,666,968
Current portion of related party loan			63,876,153	20,000,000	3,136,910
Related party loan – non-current			22,685,512	67,136,490	10,530,058

The maturities schedule is as follows:
Twelve months ending December 31,	RMB	USD
2022	20,000,000	3,136,910
2023	67,136,490	10,530,058
Total	87,136,490	13,666,968

As result of deconsolidation of ICinit on October 1, 2021, the Company recognized RMB 27,589,530 (USD 4,327,294) of related party receivable from ICinit, which was previously eliminated in consolidation. The balance was fully repaid to the Company on May 7, 2022.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Banking facility

Outstanding balance of banking facility consisted of the following:
Lender	Term	Interest rate	Collateral/Guarantee	December 31, 2020	December 31, 2021	December 31, 2021
				RMB	RMB	USD
DBS Bank, Ltd. (“DBS”)	July 8, 2020 to February 28, 2021	DBS Prevailing Cost of Funds +2.5% (Approximately 5%-5.5%)	Guaranteed by Mr. Huang Guanchao (Fe-da Electronics’ former director) and Mr. Lim Tzea (Fe-da Electronics’ general manager and director) and Mr. Lim Tzea’s assigned life insurance	13,049,800	—	—

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

During the year ended December 31, 2020, Fe-da Electronics repaid USD 2,328,750 to the credit line. Interest expense pertaining to the above facility for the year ended December 31, 2020 amounted to RMB 87,460. During the year ended December 31, 2021, Fe-da Electronics borrowed additional USD 1,182,468 (RMB 7,628,698) and repaid USD 3,182,468 (RMB 20,531,708) to the credit line. Interest expense pertaining to the above facility for the year ended December 31, 2021 amounted to RMB 50,198 (USD 7,780). The outstanding balance of the facility has been paid off. As the owner of Fe-da Electronics has been changed after the acquisition, the revised banking facility is no longer available for utilization starting from February 2021.

Note 16 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, WiMi Cayman and VIYI are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

WiMi HK, Micro Beauty, VIDA, ICinit, VIYI Ltd, Excel Crest, Viwo Tech and Viwotong Tech are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, WiMi HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Taxes (cont.)

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

Tax savings for the years ended December 31, 2019, 2020 and 2021 amounted to RMB 23,679,290, RMB 14,543,996 and RMB 18,153,904 (USD 2,847,358), respectively. The Company’s basic and diluted earnings per shares would have been lower by RMB 0.24 and RMB 0.22 per share for the year ended December 31, 2019 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lower by RMB 0.11 (USD 0.02) and RMB 0.11 (USD 0.02) per share for the year ended December 31, 2020 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lower by RMB 0.14 (USD 0.02) and RMB 0.14 (USD 0.02) per share for the year ended December 31, 2021 without the preferential tax rate reduction, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Taxes (cont.)

Significant components of the benefit of (provision for) income taxes are as follows:
	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2021
	RMB	RMB	RMB	USD
Current	(4,644,300)	(4,487,629)	(2,189,629)	(343,434)
Deferred	1,515,220	1,582,948	3,024,851	474,434
(Provision for) benefit of income taxes	(3,129,080)	(2,904,681)	835,222	131,000

The following table reconciles China statutory rates to the Company’s effective tax rate:
	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate in China	(22.5)%	8.3%	(14.0)%
Tax rate difference outside China(1)	—	(35.9)%	(7.0)%
Change in valuation allowance	0.4%	(0.4)%	4.7%
Additional R&D deduction in China	(0.5)%	2.0%	(8.5)%
Permanent difference	0.6%	(1.0)%	0.1%
Effective tax rate	3.0%	(2.0)%	0.3%

____________

(1)      It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	160,287	142,316	22,322
Impairment loss from inventories	—	1,014,527	159,124
Net operating loss carryforwards	2,080,433	11,086,999	1,738,946
Less: valuation allowance	(2,080,433)	(12,101,526)	(1,898,070)
Deferred tax assets, net	160,287	142,316	22,322
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	6,144,892	5,396,459	846,411
Total deferred tax liabilities, net	5,984,605	5,254,143	824,089

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

The Company’s cumulative net operating loss (“NOL”) of approximately RMB 44,347,998 (USD 6,955,785) as of December 31, 2021 was mainly from NOL of Beijing WiMi, Shenzhen Yidian and Shenzhen Duodian, Shenzhen Yitian, Shanghai Weimu and Wuhan 233. The NOL starts to expire in 2024. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Taxes (cont.)

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2021.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
VAT taxes payable	1,555,978	168,384	26,410
Income taxes payable	9,704,988	6,217,156	975,134
Other taxes payable	254,658	39,206	6,149
Totals	11,515,624	6,424,746	1,007,693

Note 17 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2021, cash balance of RMB 278,803,307 (USD 43,729,051) was deposited with financial institutions located in China, of which RMB 260,939,899 (USD 40,927,255) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021, cash balance of HKD 573,226,984, approximately RMB 468,670,382 (USD 73,508,851) was maintained at financial institutions in Hong Kong, of which HKD 568,115,902 approximately RMB 464,491,561 (USD 72,853,422) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2021, cash balance of SGD 816,155 approximately RMB 4,024,785 (USD 631,270) was maintained at DI Scheme banks in Singapore, of which SGD 666,155 approximately RMB 3,285,075 (USD 515,249) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2021, cash balance of USD 133,111 (RMB 848,673) was deposited with a financial institution located in US, none of cash was subject to credit risk. The Company’s short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of December 31, 2021, a total of RMB 33,131,501 (USD 5,196,528) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Concentration of risk (cont.)

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

Customer concentration risk

For the years ended December 31, 2019 and 2020, no customer accounted for more than 10% of the Company’s total revenues. For the year ended December 2021, one customer accounted for 13.6% of the Company’s total revenues.

As of December 31, 2020, three customers accounted for 19.1%, 14.0% and 12.2% of the Company’s accounts receivable. As of December 31, 2021, three customer accounted for 32.4%, 15.1% and 14.1% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2019, one vendor accounted for 26.6% of the Company’s total purchases. For the year ended December 31, 2020, three vendors accounted for 15.6%, 12.4% and 10.7% of the Company’s total purchases. For the year ended December 31, 2021, one vendor accounted for 13.7% of the Company’s total purchases.

As of December 31, 2020, four vendors accounted for 25.9%, 18.6%, 13.9% and 11.0% of the Company’s accounts payable, respectively. As of December 31, 2021, four vendors accounted for 24.6%, 12.6%, 12.2% and 10.7% of the Company’s accounts payable.

Note 18 — Leases

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

The Company has entered into eleven non-cancellable operating lease agreements with term more than one year for office spaces expiring through August 2026. Upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 1.8 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.5 years as of December 31, 2021.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expense for the years ended December 31, 2019, 2020 and 2021 was RMB 3,707,039, RMB 3,770,003 and RMB 4,672,111 (USD 732,800), respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Leases (cont.)

The maturity of the Company’s lease obligations is presented below:
Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2022	2,270,181	356,068
2023	941,699	147,701
2024	71,287	11,181
2025	71,287	11,181
2026	35,644	5,591
Total lease payments	3,390,098	531,722
Less: Interest	(157,086)	(24,638)
Present value of lease liabilities	3,233,012	507,084

The Company has operating leases commitment of RMB 552,223 (USD 86,613) with a term less than one year as of December 31, 2021.

Note 19 — Shareholders’ equity

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

On March 24, 2021, the Company completed its third public offering of 11,173,335 units at the public offering price of USD 7.50 per unit, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of USD 8.60 per ADS and exercisable at any time after the date of issuance and expire on the second anniversary of the date of issuance. Each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.0001 per share. The offering resulted in net proceeds to the Company of approximately

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Shareholders’ equity (cont.)

USD 79.7 million (RMB 508.1 million) after deducting underwriting commission and other expenses of approximately USD 6.0 million (RMB 38.9 million). Approximately RMB 108.5 million (USD 16.8million) of proceed was allocated to fair value of warrants. See below.

Warrants

The Company’s outstanding warrants are classified as equity since they qualify for exception from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants of RMB 108.5 million (USD 16.8million) is valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock based on the relative fair value of net proceeds received using the following assumptions:
Annual dividend yield	—
Expected life (years)	2.0
Risk-free interest rate	0.92%
Expected volatility	180.03%

As of December 31, 2021, the Company had 4,469,334 warrants outstanding to purchase 11,173,335 ADS with weighed average exercise price of USD 8.60 per ADS and remaining contractual lives of 1.25 years.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2021:
	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2018	—	$—
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2019	—	—
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2020	—	—
Issued	4,469,334	$8.6
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2021	4,469,334	$8.6
Warrants exercisable, as of December 31, 2021	4,469,334	$8.6

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

Note 19 — Shareholders’ equity (cont.)

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

On September 12, 2020, the board of directors approved and granted 148,240 Class B ordinary shares valued at USD 3.31 per share on the grant date with an aggregated fair value of USD 490,674 under the 2020 Plan to employees and consultants, of which 103,240 shares vested on October 15, 2020. The remaining 45,000 shares granted to consultants are vesting in three equal annual instalments, with the first instalment vesting on October 15, 2021, the second vesting on October 15, 2022 and the third vesting on October 15, 2023. The Company recorded compensation expense of RMB 2,353,518 and RMB 319,833 (USD 49,575) for the years ended December 31, 2020 and 2021.

On January 26, 2021, the board of directors approved the grant of 720,000 Class B ordinary shares to management and employees. The shares were valued at USD 5.05 per share with grant date fair value of approximately RMB 25.1 million (approximately USD 3.6 million). 180,000 shares are to be vested on March 31, 2021 and remaining shares to be vested over a three year period from March 31, 2021. The Company recorded compensation expense of RMB 10,262,724 (USD 1,590,750) for the year ended December 31, 2021.

As of December 31, 2021, total of 16,038,240 Class B ordinary shares were granted and issued under the 2020 Plan. For the years ended December 31, 2019, 2020 and 2021, the Company recorded nil, RMB 191,418,458 and RMB 10,582,557 (USD 1,659,827) compensation expense related to restricted stock grants, respectively. As of December 31, 2021, total of 435,000 Class B ordinary shares under the 2020 Plan with grant date fair value of approximately RMB 13.8 million (USD 2.1 million) were to be amortized through March 31, 2024.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WiMi WFOE, Lixin Technology, SZ Weiyixin, SH Weimu, Beijing WiMi and Shenzhen Yitian (collectively “WiMi PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WiMi PRC entities.

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

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2021, amounts restricted are the paid-in-capital and statutory reserve of WiMi PRC entities, which amounted to RMB 556,487,571 (USD 87,282,584).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Shareholders’ equity (cont.)

Statutory reserve

As of December 31, 2020 and 2021, WiMi PRC entities collectively attributed RMB 24,003,483 and RMB 28,573,157 (USD 4,481,572), of retained earnings for their statutory reserves, respectively.

Note 20 — Commitments and contingencies

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

Coronavirus (“COVID-19”)

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China from February to mid-March in 2020. All of the Company’s business operations and the workforce are concentrated in China, so the Company closed offices and implemented work-from-home policy during that period. Due to the nature of the Company’s business, the impact of the closure on the operational capabilities was not significant. However, the Company’s customers were negatively impacted by the pandemic and reduced their budgets for online advertising and marketing. The resurgence of COVID-19 in late 2021 in Asia has impacted the Company’s operation in China and subsidiaries in Singapore and Hong Kong which caused these subsidiaries to record impairment on intangibles and goodwill as a result of reduced forecast for 2022. Potential impact to the Company’s results of operations for 2022 will also depend on economic impact due to the pandemic and if any future resurgence of the virus, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2022.

Legal proceedings

The Company’s VIE Shenzhen Yiyun filed a lawsuit in September 2021 where Shenzhen Yiyun sued three companies for breach of contract and seeking damages of approximately RMB 364,000 (USD 57,000). In March 2020, Shenzhen Yiyun was awarded requested damages by People’s Court of Shenzhen Qianhai District. The three companies subsequently filed appeal with the Intermediate People’s Court of Shenzhen in May 2020 and the appeal was overruled by the court in November 2020. The three companies then filed suit with People’s Court of Shenzhen Qianhai District in August 2021 and sued Shenzhen Yiyun for breach of contract and seeking damages

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Commitments and contingencies (cont.)

of approximately RMB 313,000 (USD 49,000) plus applicable fees. The court dismissed the case in December 2021. The three companies filed appeal with the Intermediate People’s Court of Shenzhen in February 2022 and at the same time filed for asset protection with the court. The case is now under review by the court and the asset protection for the three companies was granted and a total of RMB 442,560 (USD 69,414) of Shenzhen Yiyun’s cash was restricted from period of September 2, 2021 to September 1, 2022. The Company believes the case will be dismissed and no contingent loss was recorded on the consolidated financial statements.

Yingke network technology (Hainan) Co., Ltd., the plaintiff, filed a lawsuit against Shenzhen Kuxuanyou, the defendant, for a service contract regarding the plaintiff’s RMB 673,537 (USD 105,641) of unconsumed recharge and the corresponding loss of interest on capital occupation, as well as the penalty of RMB 322,939 (USD 50,652). If the liability for breach of contract agreed by both parties and resulting in punishment is determined by the court as the cause of the Company, the relative’s party’s lawsuit may be supported, and the Company may be faced with the legal risk of returning the unused recharge and paying liquidated damages. The management of the Company thinks that there is more than 50% possibility for the company to compensate the liquidated damages and refund the unconsumed recharge, so the provision for losses was made.

Note 21 — Segments

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

The following tables present summary information by segment for the years ended December 31, 2019, 2020 and 2021:
	AR advertising services	AR entertainment	Total December 31, 2019
	RMB	RMB	RMB
Revenues	267,514,061	51,667,363	319,181,424
Cost of revenues	140,716,036	5,451,807	146,167,843
Gross profit	126,798,025	46,215,556	173,013,581
Depreciation and amortization	9,455,226	4,428,693	13,883,919
Total capital expenditures	161,505	34,493	195,998
	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2020
	RMB	RMB	RMB	RMB
Revenues	307,328,308	29,740,544	428,944,734	766,013,586
Cost of revenues	211,297,881	3,137,805	382,143,014	596,578,700
Gross profit	96,030,427	26,602,739	46,801,720	169,434,886
Depreciation and amortization	9,505,919	3,155,190	1,890,183	14,551,292
Total capital expenditures	94,964	20,897	368,913	484,774

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Segments (cont.)

	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2021	Total December 31, 2021
	RMB	RMB	RMB	RMB	USD
Revenues	435,917,971	14,056,868	483,816,680	933,791,519	146,461,019
Cost of revenues	254,217,297	4,385,783	425,620,752	684,223,832	107,317,445
Gross profit	181,700,674	9,671,085	58,195,928	249,567,687	39,143,574
Depreciation and amortization	5,936,500	5,385,869	7,202,994	18,525,363	2,905,620
Total capital expenditures	23,782,060	17,120	1,366,302	25,165,482	3,947,093

Total assets as of:
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
AR advertising services	532,715,074	1,306,152,502	204,864,171
AR entertainment	165,442,969	12,487,702	1,958,639
Semiconductor business	474,263,642	186,388,493	29,234,201
Total assets	1,172,421,685	1,505,028,697	236,057,011

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:
	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2021
	RMB	RMB	RMB	USD
Mainland PRC revenues	303,062,432	367,163,638	593,803,869	93,135,478
Hong Kong revenues	295,037	264,404,450	118,590,946	18,600,459
International revenues	15,823,955	134,445,498	221,396,704	34,725,082
Total revenues	319,181,424	766,013,586	933,791,519	146,461,019

Note 22 — Subsequent events

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of VIYI Cayman that there is no change of reporting entities.

Note 23 — Condensed financial information of the parent company

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Condensed financial information of the parent company (cont.)

as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2021.

PARENT COMPANY BALANCE SHEETS
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash in bank	41,981,726	402,451,863	63,122,773
Restricted cash	13,088,949	—	—
Short term investment	32,878,252	33,540,301	5,260,646
Prepaid expenses	1,589,372	—	—
Other receivables – intercompany	345,178,017	522,047,391	81,880,796
Total current assets	434,716,316	958,039,555	150,264,215
OTHER ASSETS
Other receivable – related parties	—	5,738,130	900,000
Investment in subsidiaries	571,354,800	300,285,822	47,098,487
Total assets	1,006,071,116	1,264,063,507	198,262,702
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Shareholder loan	1,631,225	—	—
Other payables – intercompany	6,524,900	—	—
Total current payables	8,156,125	—	—
OTHER LIABILITIES
Non-current shareholder loan	668,802	—	—
Total liabilities	8,824,927	—	—
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding of December 31, 2020 and 2021	13,095	13,095	2,054
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 130,953,843 and 153,300,513 shares issued and outstanding of December 31, 2020 and 2021	87,539	102,127	16,018
Additional paid-in capital	932,368,293	1,454,680,407	228,160,109
Retained earnings (accumulated deficit)	76,207,925	(164,334,928)	(25,775,198)
Statutory reserves	24,003,483	28,573,157	4,481,572
Accumulated other comprehensive loss	(35,434,146)	(54,970,351)	(8,621,853)
Total shareholders’ equity	997,246,189	1,264,063,507	198,262,702
Total liabilities and shareholders’ equity	1,006,071,116	1,264,063,507	198,262,702

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Condensed financial information of the parent company (cont.)

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
OPERATING EXPENSES
General and administrative	(7,972,189)	(8,400,720)	(10,704,897)	(1,679,015)
Research and development	—	(43,402,651	(27,394,359)	(4,296,683)
Stock compensation	—	(191,418,458)	(10,582,557)	(1,659,827)
Total operating expenses	(7,972,189)	(243,221,829)	(48,681,813)	(7,653,525)
LOSS FROM OPERATIONS	(7,972,189)	(243,221,829)	(48,681,813)	(7,653,525)
OTHER INCOME (EXPENSE)
Investment income	—	12,284,332	2,491,671	390,807
Interest income	1,025,954	37,679	2,408	378
Finance expense	(5,456)	(32,259)	(21,282)	(3,338)
Other expenses, net	—	(147)	503,806	79,020
Equity income (loss) of subsidiaries	109,156,163	79,764,356	(190,267,969)	(29,842,682)
Total other income (loss), net	110,176,661	92,053,961	(187,291,366)	(29,375,815)
NET INCOME (LOSS)	102,204,472	(151,167,868)	(235,973,179)	(37,011,340)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,589,076	(38,531,887)	(19,536,206)	(3,064,166)
COMPREHENSIVE INCOME (LOSS)	103,793,548	(189,699,755)	(255,509,385)	(40,075,506)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Condensed financial information of the parent company (cont.)

PARENT COMPANY STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	102,204,472	(151,167,868)	(235,973,179)	(37,011,340)
Adjustments to reconcile net income to cash used in operating activities:
Stock compensation expense	—	191,418,458	10,582,557	1,659,827
Gain from short term investment	—	(12,284,332)	(2,491,671)	(390,807)
Equity (income) loss of subsidiaries and VIEs	(109,156,163)	(79,764,356)	190,267,969	29,842,682
Change in operating assets and liabilities
Intercompany	(62,298,143	(295,669,805)	(199,216,770)	(31,246,258)
Prepaid expenses	—	(1,680,156)	1,571,484	246,480
Net cash used in operating activities	(69,249,834)	(349,148,059)	(235,259,610)	(36,899,416)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short term investments	—	(173,557,366)	(98,023,653)	(15,374,571)
Redemptions of short term investments	—	151,096,293	99,084,663	15,540,986
Long term investment in subsidiaries	—	(202,168,656)	870,953	136,605
Net cash (used in) provided by investing activities	—	(224,629,729)	1,931,963	303,020
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A convertible preferred shares	—	—
Proceeds from public offerings, net	—	572,812,469	508,132,968	79,698,381
Repayment to related party loans	—	—	(2,274,154)	(356,691)
Sale of subsidiary’s noncontrolling interest	—	—	87,369,300	13,703,484
Net cash provided by financing activities	—	572,812,469	593,228,114	93,045,174
EFFECT OF EXCHANGE RATE ON CASH	1,448,063	(14,014,753)	(12,519,279)	(1,963,594)
CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(67,801,772)	(14,980,072)	347,381,188	54,485,184
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	137,852,519	70,050,747	55,070,675	8,637,589
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	70,050,747	55,070,675	402,451,863	63,122,773

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Condensed financial information of the parent company (cont.)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:
	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash and cash equivalents	70,050,747	41,981,726	402,451,863	63,122,773
Restricted cash	—	13,088,949	—	—
Total cash, cash equivalents and restricted cash shown in the parent company statements of cash flows	70,050,747	55,070,675	402,451,863	63,122,773