Form 20-F
period 2022-12-31
WiMi Hologram Cloud Inc.
filed 2023-04-13
CIK 1770088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________

FORM 20-F

________________________________________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

________________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, there were (i) 20,115,570 Class A ordinary shares issued and outstanding, par value US$0.0001 per share, and (ii) 153,300,513 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB 1.00 to USD 0.1436, representing the mid-point reference rate set by People’s Bank of China on December 30, 2022, the last business day for the year ended December 31, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Shareholders

We are not an operating company in China, but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses. Accordingly, we operate these businesses in China through our VIEs, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their shareholders to control the business operations of our VIEs. Revenues contributed by our VIEs and their subsidiaries accounted for 44.0%, 21.7% and 4.7% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to WiMi Hologram Cloud Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China. Investors of our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

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

We define non-GAAP net income (loss) attributable to us as net income (loss) before stock compensation expenses, goodwill impairment loss, impairment loss from long-lived assets, impairment loss from other assets.

Although stock compensation is an important aspect of the compensation of our employees and goodwill impairment loss, impairment loss from long-lived assets and impairment loss from other assets are important aspects of our operating results, we exclude them from non-GAAP net income (loss) attributable to us primarily because they are non-cash expenses and are partially discretionary in nature, which is not necessarily indicative of our ongoing business performance. We believe that it is useful to exclude stock compensation expenses for investors to better understand the long-term underlying performance of our core operations and to facilitate comparison of our results to our prior periods and to our peer companies.

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

Reconciliation of Net Loss Attributable to WiMi Hologram Cloud, Inc. to Non-GAAP Net Income Attributable to WiMi Hologram Cloud, Inc.:	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net loss attributable to WiMi Hologram Cloud, Inc.	(151,167,868)	(235,973,179)	(357,731,093)	(51,364,198)
Stock compensation expenses	191,418,458	10,582,557	6,447,471	925,749
Goodwill impairment loss	7,276,957	131,194,659	35,493,300	5,096,244
Impairment loss from long-lived assets	—	4,308,822	13,713,235	1,968,991
Non-GAAP net income (loss) attributable to WiMi Hologram Cloud, Inc.	47,527,547	(89,887,141)	(302,077,087)	(43,373,214)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	129,439,604	167,057,820	172,273,032	172,273,032
Diluted	129,439,604	167,057,820	172,273,032	172,273,032
EARNINGS (LOSS) PER SHARE
Basic	(1.17)	(1.41)	(2.08)	(0.30)
Diluted	(1.17)	(1.41)	(2.08)	(0.30)
NON-GAAP WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	129,439,604	167,057,820	172,273,032	172,273,032
Diluted(1)	129,453,166	167,057,820	172,273,032	172,273,032
NON-GAAP EARNINGS (LOSS) PER SHARE
Basic	0.37	(0.54)	(1.75)	(0.25)
Diluted	0.37	(0.54)	(1.75)	(0.25)

____________

(1)      The dilutive effect was due to 45,000 shares of unvested stock based compensation for the year ended December 31, 2020, there were no dilutive shares for the years for the year ended December 31, 2021 and 2022.

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

We incurred net loss in 2021 and 2022, and we may not be able to maintain profitability in the future.

We incurred net loss in 2021 and 2022. We had net income from continuing operations of RMB 89.2 million and RMB 102.2 million in 2018 and 2019, respectively, and had net loss from continuing operations of RMB 145.0 million in 2020 , RMB 254.4 million in 2021 and RMB 376.8 million (USD 54.1 million) in 2022 . We have made significant investments in research and development expenses to develop and expand our business. We expect to continue to invest significantly in research and development to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow from operating activities on a timely basis, or at all.

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

The ongoing spread of the novel coronavirus (COVID-19) has developed rapidly in many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first few months in 2020. In addition, the Omicron variant and the Delta variant of COVID-19 began to spread rapidly over the world in 2021 and 20222 and affected our business, as well as our customers and suppliers and because substantially all of our business operations and our workforce are concentrated in China, our business, results of operations, and financial condition have been adversely affected.

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

•        For the year ended December 31, 2021 and 2022, our customers were negatively impacted by the COVID-19 pandemic and reduced their budgets for online advertising and marketing and COVID-19 has also caused supply chain shortage. As a result, our operating units Kuxuanyou, Skystar and Fe-da Electronics recorded goodwill impairment charges of approximately RMB 131.2 million, impairment of long-lived assets of approximately RMB 4.3 million and other assets of approximately RMB 11.1 million which are mainly impairment of inventory and contract costs due to lower profit projections for the year ended December 31, 2021. For the year ended December 31, 2022, our operating unit Fe-da Electronics recorded goodwill impairment charges of approximately RMB 35.5 million (USD 5.1 million), impairment of long-lived assets of approximately RMB 13.7 million (USD 2.0 million).

•        Our customers requested additional time to pay us or failed to pay us on time which required us to record additional allowances. We made additional RMB 128.4 million reserve for allowance for the year ended December 31, 2021 and RMB 8.5 million (USD 1.2 million) allowance for our operating unit Fe-da Electronics for the year ended December 31, 2022. We have closely monitored our collections throughout 2022 and will continue to monitor collections from 2023 and beyond.

In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations. Any future impact of COVID-19 on the Company’s China operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

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

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of December 31, 2022, we had 237 registered patents, 20 patents applications pending in China and no additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any pending patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar to or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market. We are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this annual report, since we are an emerging growth company as defined under the JOBS Act. However, in the course of auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified three material weaknesses in information technology general control (“ITGC”) in the areas of: (1) data backup and disaster recovery, (2) user account management, and segregation of duties (3) risk assessment and mitigation strategy. We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, and) providing internal training to our accounting staff on U.S. GAAP. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties (3) enhance risk assessment procedures and controls. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ADSs may not be able to remain listed on the NASDAQ Global Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that as of December 31, 2022, our internal control over financial reporting was not effective due to material weaknesses identified above. Once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

On September 27, 2020, our then wholly-owned subsidiary, VIYI Technology Inc., which was later renamed as VIYI Algorithm Inc., or VIYI, entered into an acquisition framework agreement with FE-DA Electronics Company Private Limited, or FE-DA, and its original shareholder, to acquire the entire equity interests of FE-DA. FE-DA is a provider of Internet of Things solutions based in Singapore, and primarily engages in the central processing algorithm integrated circuit (“CPA-IC”) solution business in Southeast Asia. On June 10, 2021, our wholly-owned subsidiary, VIYI Algorithm Inc., or VIYI, entered into a definitive merger agreement with Venus Acquisition Corporation, a Cayman Islands exempted company and a publicly traded special purpose acquisition corporation (“Venus”) (the “Merger Agreement”). Pursuant to the Merger Agreement, a newly created merger subsidiary of Venus will be merged with and into VIYI with VIYI being the surviving entity and becoming Venus’ wholly owned subsidiary (“Merger”). The proposed merger had been completed on December 9, 2022 , Venus had changed its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company.

As a result of the Merger, the ordinary shares of MicroAlgo Inc. became listed on NASDAQ under the symbol MLGO. The Company received 28,910,892 shares of MLGO as consideration for the Merger. The MLGO shares which the Company received as consideration are not currently freely tradable without a valid exemption or exception from the registration requirements pursuant to the Securities Act of 1933. However, MLGO and the Company (and other investors) have entered into a Registration Rights Agreement which gives the Company the right to demand the registration of MLGO shares owned by the Company. After an effective registration of MLGO shares owned by the Company, the Company will be able to sell the MLGO shares it owns publicly. The Company has not exercised such right as of the date of this report. In the event the Company exercises its registration rights or disposes of some or all of the MLGO shares that it owns, then the value of our shares after such disposition may not equal or exceed the value of shares prior to such disposition or to the closing of the Merger.

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

Our predecessor auditor, the independent registered public accounting firm that issued the audit report for the years ended December 31, 2020 and 2021 included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

Our current auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that is a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis with the last inspection in March 2022. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, CSRC published both the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), requiring that for any “indirect offering and listing” of Chinese operating enterprises, the issuer shall designate a Chinese operating entity to complete the filing with and report relevant information to CSRC. On February 17, 2023, the CSRC promulgated a new set of regulations that consists of the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (the

“Trial Measures”) and five supporting guidelines, which will become effective on March 31, 2023. Pursuant to the Trial Measures, have come we may be required to submit filings to the CSRC following the submission of future overseas listings and the completion of future offerings of our equity securities to foreign investors. We thus cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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

The trading price of our ADSs have fluctuated since we first listed our ADSs on NASDAQ. The trading price of our ADSs has been volatile and has ranged from US$0.56 to US$29.50 since our ADSs started to trade on NASDAQ on April 1, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2022, we have 20,115,570 Class A ordinary shares and 153,300,513 Class B ordinary shares outstanding. The ADSs representing our Class B ordinary shares sold in our public offerings are freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares are available for sale, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. To the extent that these ordinary shares are sold into the market, the market price of our ADSs could decline.

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

On June 10, 2021, our wholly-owned subsidiary, VIYI Algorithm Inc., or VIYI, entered into a definitive merger agreement with Venus Acquisition Corporation, a Cayman Islands exempted company and a publicly traded special purpose acquisition corporation. Pursuant to the Merger Agreement, a newly created merger subsidiary of Venus will be merged with and into VIYI with VIYI being the surviving entity and becoming Venus’ wholly owned subsidiary. The proposed merger completed on December 9, 2022, Venus has changed its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company.

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

Capital Expenditure

Our capital expenditure amounted to approximately RMB 0.5 million, RMB 25.2 million and RMB 1.1 million (USD 0.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively of which was primarily for vehicles.

B.     BUSINESS OVERVIEW

We offer AR-based holographic services and products to cater to our customers’ needs, focusing on providing an innovative, immersive and interactive holographic AR experience for our customers and end users. We also engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Our AR service and product offerings primarily consist of holographic AR advertising services and holographic AR entertainment products. The core of our holographic AR business is holographic AR technologies used in software engineering, content production, cloud and big data. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner. Approximately 44.0%, 48.2% and 70.6% of our revenues were generated by our holographic AR advertising and entertainment services for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of December 31, 2022 are set out as follows:

•        Patent:    We had 237 registered patents in China, which covers technologies for image processing and display, model input/output and 3D modeling, 20 pending patent applications with the PRC China National Intellectual Property Administration, and no patent under the patent cooperation treaty. 233 of our 237 registered patents were granted as patent for utility model;

•        Software copyrights.    We maintain a large portfolio of copyright-protected software. We had 586 registered software copyrights in China;

•        Trademarks.    We had 84 registered trademarks in China, and no pending trademark application with the PRC State Administration for Industry and Commerce; and

•        Domain names.    We had 24 registered domain names in China.

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

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which requires that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information with the CSRC. If a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties such as warnings and fines. On the same day, the CSRC also issued the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments) which, among others, sets forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on these two drafts ended on January 23, 2022. On February 17, 2023, the CSRC promulgated a new set of regulations that consists of the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which will become effective on March 31, 2023.

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

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = © outstanding amount of RMB and foreign currency denominated cross-border financing x maturity risk conversion factor x type risk conversion factor + © outstanding foreign currency denominated cross-border financing x exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

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

C.     ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of December 31, 2022, including our significant subsidiaries and VIEs.

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

A.     Operating Results

Overview

We offer AR-based holographic services and products to cater to our customers’ needs. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner. The core of our holographic AR technologies is used in software engineering, content production, cloud and big data. All of our services and products are centered upon providing an innovative, immersive and interactive holographic AR experience for our customers and end users. Approximately 44.0%, 48.2% and 70.6% of our revenues were generated by our holographic AR advertising and entertainment services for the years ended December 31, 2020, 2021, and 2022, respectively.

Starting in July 2020, we developed our semiconductor business as we believe that the application demand of holographic 3D vision in the semiconductor sector is growing rapidly, representing huge market potentials. We engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration by establishing VIYI which subsequently merged with Venus Acquisition corporation and renamed MicroAlgo, of which we own 65.92% of equity interest. In addition, our joint ventures VIDA Semicon Co., Limited (“VIDA”) also contributed to the growth of our semiconductor business. Approximately 56.0%, 51.8% and 29.4% of our revenues were generated by our semiconductor business for the years ended December 31, 2020, 2021, and 2022 from the sale of semiconductor products and related accessories and the design of software for central processing units based on customers’ specific needs.

Our total revenues were RMB 766.0 million, RMB 933.8 million, and RMB 682.3 million (USD 98.0 million) for the year ended December 31, 2020, 2021, and 2022, respectively. We recorded a net loss of RMB 145.0 million, RMB 254.4 million and RMB 376.8 million (USD 54.1 million) for the years ended December 31, 2020 and 2021, and 2022 respectively.

Impact of COVID-19

The novel coronavirus (COVID-19) has spread rapidly in many parts of the world since early 2020. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first few months in 2020. In addition, the Omicron variant and the Delta variant of COVID-19 began to spread rapidly over the world and affected our business, as well as our customers and suppliers and because a majority of our business operations and our workforce are concentrated in China, our business, results of operations, and financial condition have been adversely affected for the first half of 2020. Our business and results of operations have been resumed to normal level in the second half of 2020 and 2021. The resurgence of COVID-19 variant has caused further impact to our operations in 2022.

In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations. Any future impact of COVID-19 on the Company’s China operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for AR advertising services

Approximately 40.1%, 48.2% and 70.6% of our revenues were generated from our holographic AR advertising services for the years ended December 31, 2020, 2021, and 2022, respectively. The number of our customers for our AR advertising services increased from 294 for the year ended December 31, 2020 to 312 for the year ended December 31, 2021, and 298 for the year ended December 31, 2022. In addition, average revenues per customer for AR advertising services were approximately RMB 1.0 million, RMB 1.4 million, and RMB 1.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our AR advertising services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, new services, products and capabilities, to newer stages of development. To retain and attract existing and potential customers, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, holographic AR and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings. We spent approximately RMB 85.0 million, RMB 155.6 million, and RMB 341.6 million, (USD 49.0 million) on research and development for the years ended December 31, 2020, 2021 and 2022, respectively. For the years ended December 31, 2022, approximately RMB 6.4 million (USD 0.9 million) was recorded as stock-based compensation expense.

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

Our breakdown of revenues for the years ended December 31, 2020, 2021 and 2022, respectively, is summarized below:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Revenues
AR advertising	307,328,308	435,917,971	480,322,821	68,966,318
AR entertainment	29,740,544	14,056,868	1,356,556	194,779
Semiconductor business	428,944,734	483,816,680	200,613,602	28,804,756
Total revenue	766,013,586	933,791,519	682,292,979	97,965,853

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

Our breakdown of cost of revenues for the years ended December 31, 2020, 2021 and 2022, respectively, is summarized below:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cost of revenues
AR advertising	211,297,881	254,217,297	337,945,690	48,523,345
AR entertainment	3,137,805	4,385,783	145,397	20,876
Semiconductor business	382,143,014	425,620,752	201,155,503	28,882,564
Total cost of revenues	596,578,700	684,223,832	539,246,590	77,426,785

Operating expenses

Operating expenses include selling, general and administrative, research, development and stock compensation expenses. Selling expenses are mainly salary and benefit expenses for our sales team and related travel expenses. General and administrative expenses are mainly salary and benefit of management, professional fees, services fees, rental and other operating expenses of attributable to general and administrative activities. Research and development expenses are mainly salary and benefits for in house software engineers and payments made to outside subcontractors. Stock compensation expenses are expenses related to the share awards granted to employees and consultants pursuant to the 2020 stock compensation plan.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations as well as becoming a publicly traded company.

Results of Operations

Our consolidated results of operations for the years ended December 31, 2020, 2021 and 2022 are summarized below:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Revenues	766,013,586	933,791,519	682,292,979	97,965,853
Cost of revenues	(596,578,700)	(684,223,832)	(539,246,590)	(77,426,785)
Gross profit	169,434,886	249,567,687	143,046,389	20,539,068
Selling expenses	(3,746,873)	(10,603,800)	(5,932,506)	(851,809)
General and administrative expenses	(34,294,568)	(65,815,883)	(44,935,678)	(6,452,012)
Research and development expenses	(84,957,626)	(155,578,474)	(341,611,729)	(49,049,727)
Recovery (Provision)for doubtful accounts	(1,156,935)	(138,379,533)	(4,452,821)	(639,351)
Stock compensation expense	(191,418,458)	(10,582,557)	(6,447,471)	(925,749)
Goodwill impairment loss	(7,276,957)	(131,194,659)	(35,493,300)	(5,096,244)
Impairment loss from long-lived assets	—	(4,308,822)	(13,713,235)	(1,968,991)
Change in fair value of business acquisition payables	—	3,239,892	—	—
Change in fair value of warrant liability	—	—	832,355	119,512
Loss from operations	(153,416,531)	(263,656,149)	(308,707,996)	(44,325,303)
Other (expense) income, net	11,363,289	8,426,463	(71,731,949)	(10,299,508)
Loss before provision for income taxes	(142,053,242)	(255,229,686)	(380,439,945)	(54,624,811)
Provision for income taxes	(2,904,681)	835,222	3,622,909	520,189
Net loss	(144,957,923)	(254,394,464)	(376,817,036)	(54,104,622)
Other comprehensive income (loss)	(38,876,201)	(19,852,192)	41,795,213	6,001,093
COMPREHENSIVE LOSS	(183,834,124)	(274,246,656)	(335,021,823)	(48,103,529)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by approximately RMB 251.5 million, or 26.9%, from approximately RMB 933.8 million for the year ended December 31, 2021 to approximately RMB 682.3million (USD 98.0million) for the year ended December 31, 2022, due to an decrease of approximately RMB 283.2 million (USD 40.7 million) in semiconductor business revenue and approximately RMB 12.7 million (USD 1.8 million) in AR entertainment revenue, which was offset by approximately RMB 44.5 million (USD 6.4 million) increase in AR advertising revenue.

Our AR advertising revenue increased by approximately RMB 44.5 million, or 10.2%, from approximately RMB 435.9 million for the year ended December 31, 2021 to approximately RMB 480.4 million (USD 69.0 million) for the year ended December 31, 2022. The increase was primarily attributable to the increase in revenue from our major customer. AR advertising revenue from top one customer was approximately RMB 45.6 million and RMB 108.7 million (USD 15.6 million) for the year ended December 31, 2021 and 2022, respectively. Although the number of our customers for advertising services decreased 312 for the year ended December 31, 2021 to 298 for the year ended December 31, 2022, average revenue per customer for AR advertising services increased from approximately RMB 1.4 million for the year ended December 31, 2021 to approximately RMB 1.6 million for the year ended December 31, 2022. The increase was due to overall market demand for video advertising. Approximately 16.1% of the increase in AR advertising revenue was from performance based advertising services in 2022.

Our AR entertainment revenue decreased by approximately RMB 12.7 million, or 90.3%, from approximately RMB 14.1 million for the year ended December 31, 2021 to approximately RMB 1.4 million (USD 0.2 million) for the year ended December 31, 2022. The decrease in AR entertainment revenues was primarily attributable to continue decrease in mobile games services as a result of tightening of government oversight on the gaming market.

The revenue of our semiconductor business, which we started in July 2020, decreased by approximately RMB 283.2 million, or 58.5%, from approximately RMB 483.8 million for the year ended December 31, 2021, compared to approximately RMB 200.6 million (USD 28.8 million) for the year ended December 31, 2022. Our revenue from semiconductor business is mainly from our subsidiary Fe-da which amounted to approximately RMB 137.1 million (USD 19.7 million) for the year ended December 31, 2022, which is a decrease of RMB 84.3 million (USD 12.1 million) from RMB 221.3 million for the year ended December 31, 2021, representing a 38.1% decrease, and decrease from VIDA and ICinit of approximately RMB 164.1 million (USD 23.6 million) because of market change that affected the demand of our products. Our customers are mainly in consumer electronics and communication which has faced slowdown in consumer demand and budgets shortage for electronic gadget due to the negative impact by the COVID-19 pandemic. Our software development revenue decreased by RMB 34.8 million (USD 5.0 million) also as a result of reduce in customer demand.

Cost of Revenues

Our total cost of revenues decreased by approximately RMB 145.0 million, or 21.2%, from approximately RMB 684.2 million for the year ended December 31, 2021 to approximately RMB 539.2 million (USD 77.4 million) for the year ended December 31, 2022.

Our cost of revenues for AR advertising services increased by approximately RMB 83.5 million, or 32.8%, from approximately RMB 254.2 million for the year ended December 31, 2021 to approximately RMB 337.7 million (USD 48.5 million) for the year ended December 31, 2022. The increase was mainly due to the increase in channel costs, which was primarily attributable to our business development efforts in this business segment and was generally in line with the increase in our revenues from AR advertising services.

Our cost of revenues for AR entertainment decreased by approximately RMB 4.0 million, or 90.3%, from approximately RMB 4.4 million for the year ended December 31, 2021 to approximately RMB 0.4 million (USD 60,805) for the year ended December 31, 2022. The decrease was in line with the decrease in our revenues from AR entertainment.

Our cost of revenues for semiconductor business was approximately RMB 425.6 million for the year ended December 31, 2021 compared to approximately RMB 201.2 million (USD 28.9 million) for the year ended December 31, 2022, mainly due to the decrease in the costs of products sold that was in line with the decrease of revenue for semiconductor business and decreased in cost in software development.

Gross Profit

Our gross profit decreased by approximately RMB 106.5 million, from approximately RMB 249.6 million for the year ended December 31, 2021 to approximately RMB 143.0 million (USD 20.6 million) for the year ended December 31, 2022. For the years ended December 31, 2021 and 2022, our overall gross margins were 26.7% and 21.0%, respectively.

Our gross profits and gross profit margins from our major business segments are summarized as follows:

	For the Years ended December 31,			Variance Amount
	2021	2022	2022
	RMB	RMB	USD	RMB/%
AR advertising
Gross profit	181,700,674	142,655,223	20,482,904	(39,045,451)
Gross margin	41.7%	29.7%		(21.5)%
AR entertainment
Gross profit	9,671,085	933,067	133,972	(8,738,018)
Gross margin	68.7%	68.8%		(90.4)%
Semiconductor business
Gross profit	58,195,928	(541,901)	(77,808)	(58,737,829)
Gross margin	12.0%	(0.3)%		(100.9)%
Total
Gross profit	249,567,687	143,046,389	20,539,068	(106,521,298)
Gross margin	26.7%	21.0%		(42.7)%

Our gross margin for AR advertising services decreased from 41.7% for the year ended December 31, 2021 to 29.7% for the year ended December 31, 2022. The decrease was due to our cost of revenue increased due to rising channel costs especially in video advertising which outpaced our revenue growth.

Our gross margin for AR entertainment services remained stable, at 68.8% and 68.7% for the years ended December 31, 2021 and 2022, respectively.

Our gross margin for semiconductor business decreased from 12.0% for the year ended December 31, 2021 to (0.3)% for the year ended December 31, 2022, primarily due to decrease in revenue which led to lower margin. In addition, we did not generate revenue in software development which has higher gross margin for the year ended December 31, 2022.

Operating Expenses

For the year ended December 31, 2022, we incurred approximately RMB 451.8 million (USD 64.9 million) in operating expenses, representing an decrease of approximately RMB 61.5 million, or 12.0%, from approximately RMB 513.2 million for the year ended December 31, 2021, as a result of decrease in revenue and gross profit.

Selling expenses decreased by approximately RMB 4.7 million, or 44.1%, from approximately RMB 10.6 million for the year ended December 31, 2021 to approximately RMB 5.9 million (USD 0.9 million) for the year ended December 31, 2022. The decrease was mainly due to decrease in salary and benefit expenses for our sales team, while the impact of COVID-19 which caused closures of public areas in several cities in China.

General and administrative expenses decreased by approximately RMB 20.9 million, or 31.7%, from RMB 65.8 million for the year ended December 31, 2021 to approximately RMB 44.9 million (USD 6.5 million) for the year ended December 31, 2022. The decrease was mainly due to a decrease in professional fees, including legal, accounting and other professional fees of approximately RMB 15.0 million as we completed the merger process of MicroAlgo and decrease in amortization expenses of approximately RMB 5.6 million as the intangibles are fully amortized.

Research and development expenses increased by approximately RMB 186.0 million, or 119.6%, from approximately RMB 155.6 million for the year ended December 31, 2021 to approximately RMB 341.6 million (USD 49.0 million) for the year ended December 31, 2022. The increase was attributable to the increase in outsourced technical development service of approximately RMB 190.8 million focused on the research and development of the applications of holographic AR technologies, cloud computing, artificial intelligence, big data, 5G and other areas in order to maintain our competitive advantage in the AR holographic industry.

The provision for doubtful accounts decreased by RMB 133.9 million or 96.8%, from RMB 138.4 million for the year ended December 31, 2021 to approximately RMB 4.5 million (USD 6.5 million) for the year ended December 31, 2022. The decrease was due to less bad debt expenses in our semiconductor segment as we monitor more closely for customer payments.

Stock-based compensation decreased by approximately RMB 4.1 million, or 39.1%, from RMB 10.6 million for the year ended December 31, 2021 to approximately RMB 6.4 million (USD 0.9 million) for the year ended December 31, 2022. Stock-based compensation decreased significantly from the year ended December 31, 2021 to the same period in 2022 because most of our granted stock-based awards vested in 2021.

Impairment loss for goodwill decreased by approximately RMB 95.7 million, or 72.9% from RMB 131.2 million for the year ended December 31, 2021 to approximately RMB 35.5 million (USD 5.1 million) for the year ended December 31, 2022. We provided full allowance mainly due to reduced profit projections as a result of the COVID-19 pandemic, market change and customer loss on the operations of Fe-da Electronics.

Impairment loss from long lived assets and other assets increased by approximately RMB 9.4 million, or 218.3%, from RMB 4.3 million for the year ended December 31, 2021 to RMB 13.7 million (USD 2.0 million) for the year ended December 31, 2022. The increase was from our Fe-da Electronics reporting unit where its operation was impacted by COVID-19, market change and customer loss.

Change in fair value of business acquisition payable decreased by approximately RMB 3.2 million, or 100%, from 3.2 million for the year ended December 31, 2021 to nil for the year ended December 31, 2022. The Company is contractually obligated to pay contingent consideration to the sellers of Fe-da in the event that certain net income targets are achieved during the three years following acquisition. The net income target was not met for the year ended December 31, 2021. Our management, with the assistance of third party appraiser determined the fair value of contingent consideration was nil for the year ended December 31, 2021 based on a probability weighted discounted cash flow analysis with significant fair value input being the financial performance of Fe-da.

Change in fair value of warrant liability amounted to approximately RMB 0.8 million (USD 0.1 million) for the year ended December 31, 2022 due to change in share price of the Company between December 9, 2022 where the Company completed its merger and December 31, 2022. The change in fair value of warrant liability between January 1, 2021 to December 9, 2022 was approximately RMB 2.1 million (USD 0.3 million) which was included in Venus’s historical retained earnings (accumulated deficit).

Other income (expenses), net

Total other expenses, net, for the year ended December 31, 2022 was approximately RMB 71.7 million (USD 10.3 million) as compared to other income, net, of RMB 8.4 million for the year ended December 31, 2021.

For the year ended December 31, 2022, we have a loss from investment of approximately RMB 88.3 million (USD 12.7 million) as compared an investment income of approximately RMB 2.5 million for the year ended December 31, 2021. The increase of the loss was primarily due to the short term investment loss of approximately RMB 67.3 million (USD 10.0 million) from VIDA. VIDA invested 58.2 million (USD 10.0 million) in a private equity fund in Hong Kong to invest in global credit markets. The fund’s underlying investment was liquidated with no net assets and the fund has written off the investment. As such the Company recorded investment loss of 67.3 million (USD 10.0 million) for the year ended December 31, 2022.

Interest income increased from approximately RMB 3.4 million for the year ended December 31, 2021 to approximately RMB 3.7 million (USD 0.5 million) for the year ended December 31, 2022. Our interest income increased primarily due to rising interest rate for the year ended December 31, 2022.

Finance expenses, mainly consists of amortization of debt discount, interest expenses and currency exchange gain or loss. Our finance expenses, net, decreased by approximately RMB 4.8 million for the year ended December 31, 2022, primarily because we incurred less interest expenses as we carried a lower weighted average loan balance than 2021.

Other income also included government subsidies and VAT refund, as part of VAT reform in 2019, which means that a taxpayer in certain service industries was allowed to reclaim additional 10% of input VAT credit against the amount of VAT payable. We had approximately RMB 3.9 million (USD 0.6 million) and RMB 4.0 million other incomes, net, for 2022 and 2021, respectively.

Gain from disposal of subsidiaries increased from approximately RMB 5.8 million for the year ended December 31, 2021 to approximately RMB 9.0 million (USD 1.3 million) for the year ended December 31, 2022.The increase was mainly from the gain result from disposal of Shenzhen Kuxuanyou and its subsidiaries.

Gain (loss) from disposal of equity interest increased from approximately (RMB 0.9 million) for the year ended December 31, 2021 to approximately RMB 0.4 million (USD 56,000) for the year ended December 31, 2022. The increase was mainly from the gain result from selling 30% equity interest of ICinit.

Provision for income taxes

Our current income tax benefit increased by approximately RMB 2.8 million, or 333.8%, from approximately RMB 0.1 million for the year ended December 31, 2021 to approximately RMB 3.6 million (USD 0.1 million) for the year ended December 31, 2022, due to decreased taxable income. Deferred tax liabilities decreased by approximately RMB 3.6 million due to impairment of intangibles of Fe-da.

Net loss

As a result of the combination of factors discussed above, our net loss increased from approximately RMB 254.4 million for the year ended December 31, 2021 to approximately RMB 376.8 million (USD 54.1 million) for the same period in 2022. After deducting non-controlling interest, net loss attributable to us was approximately RMB 236.0 million for the year ended December 31, 2021, compared to net loss of RMB 357.7 million (USD 51.4 million) for the same period in 2022. Comprehensive loss was RMB 274.2 million for the year ended December 31, 2021, compared to comprehensive loss of RMB 335.0 million (USD 48.1 million) for the same period in 2022. After deducting non-controlling interest, comprehensive loss attributable to us was approximately RMB 255.5 million for the year ended December 31, 2021, compared to net loss of RMB 310.3 million (USD 44.6 million) for the same period in 2022.

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

Our gross profits and gross profit margins from our major business segments are summarized as follows:

	For the Years ended December 31,			Variance Amount/%
	2020	2021	2021
	RMB	RMB	USD
AR advertising
Gross profit	96,030,427	181,700,674	28,498,937	85,670,247
Gross margin	31.2%	41.7%		89.2%
AR entertainment
Gross profit	26,602,739	9,671,085	1,516,865	(16,931,654)
Gross margin	89.4%	68.8%		(63.6)%
Semiconductor business
Gross profit	46,801,720	58,195,928	9,127,771	11,394,208
Gross margin	10.9%	12.0%		24.3%
Total
Gross profit	169,434,886	249,567,687	39,143,573	80,132,801
Gross margin	22.1%	26.7%		47.3%

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

B.     LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2022, we had cash and short term investment of approximately RMB 611.2 million (USD 87.8 million). Our working capital was approximately RMB 561.0 million (USD 80.5 million) as of December 31, 2022. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

On December 9, 2022, we received approximately RMB 140.0 million (USD 20.1 million) from recapitalization when we completed the merger with Venus Acquisition Corp, net of deferred offering costs. We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

The following table summarizes the key components of our cash flows for the years ended December 31, 2020, 2021 and 2022.

	For the Years Ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	(66,960,681)	58,160,519	(238,156,390)	(34,195,273)
Net cash used in investing activities	(228,129,543)	(237,668,762)	(90,250,237)	(12,958,422)
Net cash (used in) provided by financing activities	562,639,786	579,414,993	108,855,202	15,629,786
Effect of exchange rate change on cash, cash equivalents and restricted cash	(28,489,442)	(15,668,701)	39,986,359	5,741,371
Net change in cash, cash equivalents and restricted cash	239,060,120	384,238,049	(179,565,066)	(25,782,538)
Cash, cash equivalents and restricted cash, beginning of year	129,048,978	368,109,098	752,347,147	108,024,459
Cash, cash equivalents and restricted cash, end of year	368,109,098	752,347,147	572,782,081	82,241,921

Operating activities

Net cash used in operating activities was approximately RMB 238.2 million (USD 34.2 million) for the year ended December 31, 2022, as compared to net cash provided in operating activities of approximately RMB 58.2 million for the year ended December 31, 2021 and net cash used by operating activities of approximately RMB 67.0 million for the year ended December 31, 2020.

Net cash used in operating activities for the year ended December 31, 2022 was primarily attributable to net loss of approximately RMB 376.8 million (USD 54.1 million) adjusted by various non-cash items such as depreciation and amortization expenses of approximately RMB 10.5 million (USD 1.5 million), impairment loss for goodwill of approximately RMB 35.5 million (USD 5.1 million), impairment loss for long-lived assets of approximately RMB 13.4 million (USD 1.9 million), and loss from short term investment of approximately RMB 88.3 million (USD 12.7 million) resulting in cash outflow of approximately RMB 232.0 million (USD 33.3 million) from net income. Cash outflow was also attributable to the increase in accounts receivable of approximately 3.9 million (USD 0.6 million) and decreased in deferred revenue of approximately RMB 12.0 million (USD 1.7 million) as our revenue decreased, we have less deferred revenue, along with increase in accounts payable of approximately RMB 2.4 million (USD 0.3 million). Cash outflow was offset by decrease in inventory of approximately RMB 4.7 million (USD 0.7 million) as we used more existing inventory and increase in other payables and accrued liabilities of approximately RMB 8.8 million (USD 1.3 million).

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

Investing activities

Net cash used by investing activities were approximately RMB 90.3 million (USD 13.0 million) for the year ended December 31, 2022, approximately RMB 237.7 million for the year ended December 31, 2021 and approximately RMB 228.2 million for the year ended December 31, 2020.

Cash used by investing activities for the year ended December 31, 2022 was mainly due to purchases of short term investment of approximately RMB 591.8 million (USD 85.0 million), payment for cost method investments of approximately RMB 54.1 million (USD 7.8 million) as we continue to form strategic alliance in the industry. Cash outflow was partially offset by the redemption of short term investments of approximately RMB 501.8 million (USD 72.0 million), collection of loans to third party by VIYI Ltd of approximately RMB 26.3 million (USD 3.8 million), and the collection of RMB 27.6 million (USD 4.0 million) from ICinit, our cost method investee.

Cash used in investing activities for the year ended December 31, 2021 was mainly due to payments for cost method investments of RMB 0.6 million as we continue to form strategic alliance in the industry; we also purchased approximately RMB 25.2 million worth of property and office equipment, of which approximately RMB 24.8 million was for office space for our operations. We also made approximately RMB 142.5 million prepayment for more commercial and residential properties for investment purpose which is expected to be completed between 2023 and 2024. We also paid acquisition payments of RMB 20.0 million for the Guoyu acquisition. We purchased short term investments of approximately RMB 201.3 million which are marketable securities. Cash outflow was partially offset by the redemption of short term investments of approximately RMB 202.4 million; we made one-year loan to a third party of approximately RMB 26.2 million at 3.85% interest per annum and loan of RMB 9.1 million to ICinit, our equity investee. As we deconsolidated ICinit due to the loss of control, cash balance of approximately RMB 22.6 million was deconsolidated as of December 31, 2021, net of RMB 7.3 million cash acquired through acquisition of ICinit’s subsidiaries.

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

Financing activities

Cash provided in by financing activities was approximately RMB 108.9 million (USD 15.6 million) for the year ended December 31, 2022, approximately RMB 579.4 million for the year ended December 31, 2021, and of approximately RMB 562.6 million for the year ended December 31, 2020.

For the year ended December 31, 2022, cash provided by financing activities was mainly the proceeds received from recapitalization of MicroAlgo of approximately RMB 139.0 million (USD 20.0 million) and proceeds received from related party loans from Shanghai Junei Internet Co., which is under common control of Jie Zhao, of approximately RMB 47.0 million (USD 6.8 million). Cash inflow was offset by the repayment of this related party loans from Shanghai Junei Internet Co., of approximately RMB 77.1 million (USD 11.1 million).

For the year ended December 31, 2021, cash provided by financing activities was mainly the proceeds from the public offering of approximately RMB 508.1 million, proceeds from sales of non-controlling interests in VIYI of approximately RMB 87.4 million. Our subsidiary Fe-da borrowed approximately RMB 7.6 million from bank. We borrowed additional loans from Shanghai Junei Internet Co. (which is under common control of Jie Zhao), related party of Shanghai Weiwu and Executive director of Beijing WiMi in the amount of RMB 48.2 million. Cash inflow was partially offset by the repayment of approximately RMB 47.6 million related party loans and the repayment of approximately RMB 20.5 million bank loan by Fe-da. Our subsidiary VIYI also paid approximately RMB 3.9 million offering costs for its pending merger with Venus Acquisition Corp.

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

Contractual Obligations

As of December 31, 2022, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
	RMB
Contractual obligations
Operating leases obligations	3,579,211	3,359,149*	220,062	—	—
Loans – related parties	42,421,345	42,421,345	—	—	—
Total	46,000,556	45,780,494	220,062	—	—

____________

*        Include the operating leases with a term less than one year.

C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 85.0 million, RMB 155.6 million and RMB 341.6 million (USD 49.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

D.     TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have four reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2022 according to the level of excess between the reporting’ unit’s fair value and carrying value and we believe that no reporting units are at risk of failing “Step 1” of a goodwill impairment analysis.

Segment	Reporting Unit	Fair Value Exceeds Carrying Value	Net Goodwill as of December 31, 2021	Net Goodwill as of December 31, 2022
			(in RMB thousands)
AR advertising services	AR advertising services unit	143.7%	137,060	137,060
AR advertising services	AR advertising services unit	954.9%	106,274	92,990
AR advertising services	AR advertising services unit	67.9%	—	13,284
Semiconductor business	Semiconductor business unit	—	33,644	—
			276,978	243,334

We performed a quantitative assessment of our fair value of goodwill as of December 31, 2022 using an income approach with assumptions that are considered level 3 inputs with the assistance of a third party valuation firm. We concluded that the carrying value of Fe-da Electronics reporting unit exceeded its respective fair value, resulting in a goodwill impairment of approximately RMB 35.5 million (USD 5.1 million) for the year ended December 31, 2022. The fair values of the respective reporting units were determined primarily by discounting estimated future cash flows, which were primarily determined based on revenue and expense growth assumptions and weighted average cost of capital, among other factors. Our goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jie Zhao	46	Chairman
Shuo Shi	40	Chief Executive and Operations Officer and Director
Songrui Guo	39	Chief Technology Officer and Director
Guanghui Zheng	33	Chief Financial Officer
Hongtao Zhao	46	Independent Director
Teck Yong Heng	50	Independent Director
Ting Zhang	38	Independent Director
Dr. Harriet Ywan	40	Independent Director

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

Dr. Harriet Ywan has been serving as our independent director since July 12, 2022. He served as vice president at Beijing Innetna Information Technology Co., Ltd. from 2014 to 2018, where he was responsible for software development and system architecture, and the development and design of a mobile application platform. In recent years, Dr. Harriet Ywan has been engaged in the research, development and application of pattern recognition and image processing. He has participated in the research work of a number of projects such as the National Natural Science Foundation of China and the Guangdong Provincial Natural Science Foundation of China. Dr. Harriet Ywan has made good achievements in pattern recognition, image processing, etc., and has published many academic papers in pattern recognition, image processing and other fields. Dr. Harriet Ywan received his doctorate degree from Chinese Academy of Sciences in 2013, and his bachelor’s degree from Wuhan University of Science and Technology in 2006.

B.     COMPENSATION

Compensation

In 2022, we paid an aggregate cash compensation of approximately RMB 982,725.6 (USD 141,102.95) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

C.     BOARD PRACTICES

Our board of directors consists of seven directors, including four independent directors, Hongtao Zhao and Dr. Harriet Ywan , Teck Yong Heng, and Ting Zhang. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

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

Audit Committee.    Our audit committee consists of three members and is chaired by Teck Yong Heng. We have determined that Teck Yong Heng, Hongtao Zhao and Dr. Harriet Ywan satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that Teck Yong Heng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.    Our compensation committee consists of two members, and is chaired by Hongtao Zhao. We have determined that Hongtao Zhao and Dr. Harriet Ywan satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of two members and is chaired by Hongtao Zhao. We have determined that Hongtao Zhao and Dr. Harriet Ywan satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.     EMPLOYEES

We had 202, 210 and 155 full-time employees, respectively, as of December 31, 2020 2021 and 2022. As of the date of this annual report, all of our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2022:

Function	Number of full-time employees
Research and Development	73
Business and Marketing	49
Administrative, Human Resources and Finance	33
Total	155

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

E.     SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of December 31, 2022 by:

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power %**
	Number	%	Number	%
Directors and Executive Officers:†
Jie Zhao(1)	20,115,570	100.0	41,591,895	27.1%	68.5%
Shuo Shi	—	—	56,680	* %	* %
Songrui Guo	—	—	5,000	* %	* %
Guanghui Zheng	—	—	10,000	* %	* %
Hongtao Zhao	—	—	—	—	—
Dr. Harriet Ywan	—	—	—	—	—
Ting Zhang	—	—	—	—	—
Teck Yong Heng	—	—	—	—	—
All directors and officers as a group:	20,115,570	100.0	41,663,575	27.2%	68.5%
Principal Shareholders:
Vital Success Global Ltd.(2)	—	—	26,591,885	17.3%	7.5%
Wonderful Seed Ltd.(3)	—	—	15,000,010	9.8%	4.2%
Sensefuture Holding Limited(4)	—	—	3,998,000	2.6%	1.1%

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

As of December 31, 2022, 111,708,616 of our Class B ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 64.4% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. In accordance with our Second Amended and Restated Memorandum and Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B.     RELATED PARTY TRANSACTIONS

Transactions with Related Parties

We borrows funds from Jie Zhao, our major shareholder for operation purpose. The loans are interest free, no collateral and are due in 2022. During the year ended December 31, 2018, we borrowed RMB 14,581,993 and repaid RMB 14,826,000. During the year ended December 31, 2019, we borrowed RMB 13,000,000 and repaid RMB 129,474,000. During the year ended December 31, 2020, we repaid RMB 4,850,000 to Jie Zhao. During the year ended December 31, 2021, we repaid the remaining balance of RMB 6,154,468 to Jie Zhao.

We borrowed RMB 75,500,000 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. We repaid RMB 91,500,000 during the year ended December 31, 2020. We also borrowed additional RMB 96,300,000 during the year ended December 31, 2020. We borrowed additional RMB 42,600,000 and repaid RMB 35,763,510 during the year ended December 31, 2021. We borrowed additional RMB 47,029,482 (USD 6,752,647) repaid RMB 75,644,627 (USD 10,861,302) during the year ended December 31, 2022.The loan has an annual interest rate of 7% and is due in 2021 and 2022. During the year ended December 31, 2020, 2021 and 2022, interest expense related to this loan, included in finance expense, amounted to RMB 2,281,611, RMB 5,625,293, and RMB 1,542,315 (USD 221,451).

Our subsidiary Shanghai Weimu borrowed a total of RMB 5,616,000 from Gou Lei (Non-controlling shareholder and legal representative of Shanghai Weimu) from April 9, 2021 to October 10, 2021. The loans bear interest of 7% per annum and unsecured. We fully repaid the loans as of December 31, 2021. Interest expense for the loans amounted to RMB 62,209 for the year ended December 31, 2021.

Our subsidiary Shenzhen Yiyun borrowed a total of RMB 16,100,000 from Yang Cui (executive director of Shenzhen Yiyun) on August 20, 2021 for cash flow purpose. The loan bears no interest and is due in five years. We repaid RMB 1,500,000 (USD 215,375) during the year ended December 31, 2022. We transferred Shenzhen Yiyun on November, 2022. (See Note 5 for detail) Therefore, the loan balance RMB 14,600,000 (USD 2,096,316) was transferred and the balance was RMB 0 as of December 31, 2022.

Name of Related Parties	Relationship	Nature	December 31, 2021	December 31, 2022	December 31, 2022
			RMB	RMB	USD
Yang Cui	Executive director of Beijing WiMi	Loan	16,100,000	—	—
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	71,036,490	42,421,345	6,090,995
Total:			87,136,490	42,421,345	6,090,995
Current portion of related party loan			20,000,000	42,421,345	6,090,995
Related party loan – non-current			67,136,490	42,421,345	6,090,995

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2023	42,421,345	6,090,995
2024	—	—
Total	87,136,490	13,666,968

Joyous Dragon is a non controlling shareholder of MicroAlgo. The amount below represents advance to Venus Acquisition Corp prior to the merger. The amount was non interest bearing and due on demand.

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Other payables Related Party-Joyous Dragon	—	1,067,903	153,333

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — 3.D. Risk Factors — Risk Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2022, cash balance of RMB 224,142,643 (USD 32,183,132) was deposited with financial institutions located in China, of which RMB 207,294,950 (USD 29,764,086) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, cash balance of HKD 330,984,906, approximately RMB 295,668,817 (USD 42,453,094) was maintained at financial institutions in Hong Kong, of which HKD 325,735,709 approximately RMB 290,979,709 (USD 41,779,816) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2022, cash balance of SGD 617,117 approximately RMB 3,198,578 (USD 459,262) was maintained at DI Scheme banks in Singapore, of which SGD 443,305 approximately RMB 2,297,696 (USD 329,911) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2022, cash balance of USD 61,703 (RMB 429,735) was deposited with a financial institution located in US, none of cash was subject to credit risk. Our short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of December 31, 2022, a total of RMB 38,001,974 (USD 5,456,447) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of our expense transactions are denominated in RMB and a significant portion of our and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that we needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to ADR holders. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2022, we received USD513,069.76 from the depository.

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

On July 7, 2021, we completed our shelf offering with an aggregate offering price of up to US$500,000,000. As of December 31, 2022, we have not made any takedowns to the filed F-3.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2022, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The specific material weaknesses identified by the Company’s management as of December 31, 2022are described as follows:

The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified three material weaknesses in information technology general control (“ITGC”) in the areas of: (1) data backup and disaster recovery, (2) user account management and segregation of duties, (3) risk assessment and mitigation strategy.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, and) providing internal training to our accounting staff on U.S. GAAP. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; (3) enhance risk assessment procedures and system controls

Attestation report of the registered public accounting firm

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

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Teck Yong Heng, an independent director and the chairman of our audit committee, qualifies as an audit committee financial expert within the meaning of SEC rules and possesses financial sophistication under the standards set forth under Rule 5605(c) of the Nasdaq Marketplace Rules. Our board of directors has also determined that Mr. Teck Yong Heng satisfies the “independence” requirement of Rule 10A-3 under the Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics that applies to all of our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer and senior financial officers. The code of ethics is filed as Exhibit 11.1 to this Annual Report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our current principal accounting firm OneStop Assurance PAC and our former accounting firm, Friedman LLP for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Audit Fees	Audit-Related Fees
	US$	US$
2021	427,000	45,000
2022	417,000	10,500

Audit fees represent the aggregate fees billed for professional services rendered by OneStop Assurance PAC and Friedman LLP for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related fees represent the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by OneStop Assurance PAC and Friedman LLP, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous disclosed in the Company’s 6-K furnished to the SEC on July 13, 2022.

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
4.24

English translation of Form of Power of Attorney by shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.25

English translation of Form of Spousal Consents dated December 24, 2020 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.26

Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

4.27

Merger Agreement dated as of June 10, 2021 by and among Viyi Algorithm Inc., Venus Acquisition Corporation, Venus Merger Sub Corp. and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 15, 2021).

4.28

Amendment No. 1 dated as of January 24, 2022 to Merger Agreement by and among, Venus Acquisition Corporation, Viyi Algorithm Inc., Venus Merger Sub Corp., and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on January 25, 2022)

4.29

Backstop Agreement dated as of January 24, 2022 by and among Venus Acquisition Corporation and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on January 25, 2022)

8.1*	Principal Subsidiaries and VIE of the Registrant
11.1

Code of Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of Friedman LLP
16.2

Letter from Friedman LLP to the Securities and Exchange Commission, dated July 13, 2022.(incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on July 13, 2022).

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

Date: April 13, 2023

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of
WIMI HOLOGRAM CLOUD INC. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WIMI HOLOGRAM CLOUD INC. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and the consolidated results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ ONESTOP ASSURANCE PAC

ONESTOP ASSURANCE PAC (id# 6732)

We have served as the Company’s auditor since 2022.

Singapore

April 13, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Wimi Hologram Cloud Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Wimi Hologram Cloud Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2018 through 2022.

New York, New York

May 16, 2022

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	751,904,587	572,782,081	82,241,921
Restricted cash	442,560	—	—
Short term investments	33,540,301	38,448,624	5,520,579
Accounts receivable, net	26,235,989	20,346,603	2,921,432
Inventories	6,841,745	2,403,818	345,148
Prepaid services fees	29,063,036	31,020,841	4,454,074
Other receivables and prepaid expenses	6,000,928	5,060,239	726,564
Other receivable-related parties	27,589,530	—	—
Consideration receivable from sale of equity interests	40,972	—	—
Loans receivable	26,160,000	—	—
Total current assets	907,819,648	670,062,206	96,209,718

PROPERTY AND EQUIPMENT, NET	24,839,545	24,148,293	3,467,291

OTHER ASSETS
Deferred merger cost	3,839,567	—	—
Cost method investments	114,650,000	170,639,684	24,501,003
Prepaid expenses and deposits	1,519,909	1,433,718	205,858
Prepayments	142,527,894	142,527,894	20,464,620
Intangible assets, net	27,880,937	6,716,250	964,341
Operating lease right-of-use assets	3,255,747	1,478,975	212,356
Goodwill	276,978,601	243,334,346	34,938,740
Investment in unconsolidated subsidiary	1,716,849	—	—
Total non-current assets	572,369,504	566,130,867	81,286,918
Total assets	1,505,028,697	1,260,341,366	180,963,927

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	27,958,057	25,282,700	3,630,173
Deferred revenues	21,902,430	11,220,282	1,611,045
Other payables and accrued liabilities	13,655,554	22,228,801	3,191,684
Other payables – related party	—	1,067,903	153,333
Current portion of related party loans	20,000,000	42,421,345	6,090,995
Operating lease liabilities	1,819,522	1,432,595	205,697
Taxes payable	6,424,746	5,429,729	779,618
Total current liabilities	91,760,309	109,083,355	15,662,545

OTHER LIABILITIES
Non-current related party loans	67,136,490	—	—
Operating lease liabilities – noncurrent	1,413,490	214,189	30,754
Deferred tax liabilities, net	5,254,143	1,679,063	241,085
Total other liabilities	73,804,123	1,893,252	271,839
Total liabilities	165,564,432	110,976,607	15,934,384

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2021 and December 31, 2022	13,095	13,095	1,880
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 153,300,513 shares issued and outstanding as of December 31, 2021 and December 31, 2022	102,127	102,127	14,664
Additional paid-in capital	1,454,680,407	1,552,410,496	222,900,166
Accumulative Deficit	(164,334,928)	(517,971,017)	(74,371,969)
Statutory reserves	28,573,157	24,478,153	3,514,653
Accumulated other comprehensive loss	(54,970,351)	(7,566,569)	(1,086,433)
Total WiMi Hologram Cloud, Inc. shareholders’ equity	1,264,063,507	1,051,466,285	150,972,961

NONCONTROLLING INTERESTS	75,400,758	97,898,474	14,056,582

Total equity	1,339,464,265	1,149,364,759	165,029,543

Total liabilities and shareholders’ equity	1,505,028,697	1,260,341,366	180,963,927

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ending December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
OPERATING REVENUES
Products	395,195,137	449,019,437	200,613,602	28,804,756
Services	370,818,449	484,772,082	481,679,377	69,161,097
Total operating revenues	766,013,586	933,791,519	682,292,979	97,965,853

COST OF REVENUES	(596,578,700)	(684,223,832)	(539,246,590)	(77,426,785)

GROSS PROFIT	169,434,886	249,567,687	143,046,389	20,539,068

OPERATING EXPENSES
Selling expenses	(3,746,873)	(10,603,800)	(5,932,506)	(851,809)
General and administrative expenses	(34,294,568)	(65,815,883)	(44,935,678)	(6,452,012)
Research and development expenses	(84,957,626)	(155,578,474)	(341,611,729)	(49,049,727)
Provision for doubtful accounts	(1,156,935)	(138,379,533)	(4,452,821)	(639,351)
Stock compensation expenses	(191,418,458)	(10,582,557)	(6,447,471)	(925,749)
Impairment loss for goodwill	(7,276,957)	(131,194,659)	(35,493,300)	(5,096,244)
Impairment loss from long-lived assets	—	(4,308,822)	(13,713,235)	(1,968,991)
Change in fair value of business acquisition payable	—	3,239,892	—	—
Change in fair value of warrant liability	—	—	832,355	119,512
Total operating expenses	(322,851,417)	(513,223,836)	(451,754,385)	(64,864,371)

LOSS FROM OPERATIONS	(153,416,531)	(263,656,149)	(308,707,996)	(44,325,303)

OTHER INCOME (EXPENSE)
Investment income (loss)	12,284,332	2,491,671	(88,267,543)	(12,673,742)
Income from unconsolidated subsidiary	7,285	721,439	1,826,318	262,229
Interest income	476,234	3,365,198	3,733,002	535,997
Finance expenses, net	(3,818,949)	(7,073,809)	(2,253,132)	(323,512)
Other income, net	2,414,387	4,042,172	3,889,022	558,398
Gain from disposal of subsidiary	—	5,781,318	8,952,752	1,285,465
Gain (loss) from disposal of equity interest	—	(901,526)	387,632	55,657
Total other (expenses) income, net	11,363,289	8,426,463	(71,731,949)	(10,299,508)

LOSS BEFORE INCOME TAXES	(142,053,242)	(255,229,686)	(380,439,945)	(54,624,811)

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(4,487,629)	(2,189,629)	(135,968)	(19,523)
Deferred	1,582,948	3,024,851	3,758,877	539,712
Total (provision for) benefit of income tax	(2,904,681)	835,222	3,622,909	520,189

NET LOSS	(144,957,923)	(254,394,464)	(376,817,036)	(54,104,622)

Less: Net income (loss) attributable to non-controlling interests	6,209,945	(18,421,285)	(19,085,943)	(2,740,422)

NET LOSS ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(151,167,868)	(235,973,179)	(357,731,093)	(51,364,200)

NET LOSS	(144,957,923)	(254,394,464)	(376,817,036)	(54,104,622)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(38,876,201)	(19,852,192)	41,795,213	6,001,093

COMPREHENSIVE LOSS	(183,834,124)	(274,246,656)	(335,021,823)	(48,103,529)

Less: Comprehensive income (loss) attributable to non-controlling interests	5,865,631	(18,737,271)	(24,694,512)	(3,545,719)

COMPREHENSIVE LOSS ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(189,699,755)	(255,509,385)	(310,327,311)	(44,557,810)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	129,439,604	167,057,820	172,273,032	172,273,032

LOSS PER SHARE
Basic and diluted	(1.17)	(1.41)	(2.08)	(0.30)

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Convertible preferred shares		Ordinary shares				Additional paid-in capital	Retained earnings		Accumulated other comprehensive income	Noncontrolling interests	Total	Total
			Class A		Class B
	Shares	Par Value	Shares	Par Value	Shares	Par Value		Statutory reserves	Unrestricted
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2019	8,611,133	5,910	20,115,570	13,095	79,884,430	52,005	168,166,990	22,201,382	229,177,894	3,097,741	—	422,715,017	60,694,802
Issuance of ordinary share through Initial public offering, net	—	—	—	—	9,838,280	6,965	171,465,783	—	—	—	—	171,472,748	24,620,617
Conversion of Series A preferred shares into Class B ordinary shares	(8,611,133)	(5,910)	—	—	8,611,133	5,910	—	—	—	—	—	—	—
Issuance of ordinary share through public offering, net	—	—	—	—	15,120,000	10,588	401,329,133	—	—	—	—	401,339,721	57,625,667
Issuance of ordinary share for compensation and services	—	—	—	—	17,500,000	12,071	191,406,387	—	—	—	—	191,418,458	27,484,487
Noncontrolling interests acquired	—	—	—	—	—	—	—	—	—	—	94,611,165	94,611,165	13,584,580
Noncontrolling interests subscriptions receivable	—	—	—	—	—	—	—	—	—	—	(88,671,062)	(88,671,062)	(12,731,680)
Net loss	—	—	—	—	—	—	—	—	(151,167,868)	—	6,209,945	(144,957,923)	(20,813,532)
Statutory reserves	—	—	—	—	—	—	—	1,802,101	(1,802,101)	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	(38,531,887)	(344,314)	(38,876,201)	(5,581,972)
BALANCE, December 31, 2020	—	—	20,115,570	13,095	130,953,843	87,539	932,368,293	24,003,483	76,207,925	(35,434,146)	11,805,734	1,009,051,923	144,882,969
Issuance of ordinary share through public offering, net	—	—	—	—	22,346,670	14,588	508,118,380	—	—	—	—	508,132,968	72,959,390
Vesting of employee share compensation	—	—	—	—	—	—	10,582,557	—	—	—	—	10,582,557	1,519,478
Noncontrolling interest acquired	—	—	—	—	—	—	—	—	—	—	330	330	47
Sales of subsidiary’s non controlling interest	—	—	—	—	—	—	3,611,177	—	—	—	83,758,123	87,369,300	12,544,769
Sale of subsidiaries’ controlling interest	—	—	—	—	—	—	—	—	—	—	(1,426,158)	(1,426,158)	(204,772)
Net loss	—	—	—	—	—	—	—	—	(235,973,179)	—	(18,421,285)	(254,394,464)	(36,526,787)
Statutory reserves	—	—	—	—	—	—	—	4,569,674	(4,569,674)	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	(19,536,205)	(315,986)	(19,852,192)	(2,850,443)
BALANCE, December 31, 2021	—	—	20,115,570	13,095	153,300,513	102,127	1,454,680,407	28,573,157	(164,334,928)	(54,970,351)	75,400,758	1,339,464,265	192,324,651
Recapitalization of MicroAlgo	—	—	—	—	—	—	91,282,618	—	—	—	47,192,228	138,474,846	19,882,670
Vesting of employee share compensation	—	—	—	—	—	—	6,447,471	—	—	—	—	6,447,471	925,749
Net loss	—	—	—	—	—	—	—	—	(357,731,093)	—	(19,085,943)	(376,817,036)	(54,104,620)
Reclassification of statutory reserves due to deconsolidation	—	—	—	—	—	—	—	(4,095,004)	4,095,004	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	47,403,782	(5,608,569)	41,795,213	6,001,093
BALANCE, December 31, 2022	—	—	20,115,570	13,095	153,300,513	102,127	1,552,410,496	24,478,153	(517,971,017)	(7,566,569)	97,898,474	1,149,364,759	165,029,543

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(144,957,923)	(254,394,464)	(376,817,036)	(54,104,622)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Depreciation and amortization	14,551,292	18,525,363	10,483,764	1,505,293
Provision for doubtful accounts	1,156,935	130,140,248	4,452,821	639,351
Provision for doubtful accounts – other assets	—	8,239,284	—	—
Stock compensation expenses	191,418,458	10,582,557	6,447,471	925,749
Deferred tax benefit	(1,582,948)	(3,024,853)	(3,758,877)	(539,712)
Gain from sale of equity interest in unconsolidated subsidiary	—	—	(387,632)	(55,657)
Gain (loss) from short term investments	(12,284,332)	(2,491,671)	88,267,548	12,673,743
Loss from disposal of property and equipment	31,556	208	—	—
Loss (gain) from deconsolidation of subsidiaries	—	901,526	(8,952,752)	(1,285,465)
Gain from acquisition	—	(5,781,318)	—	—
Income from unconsolidated subsidiary	—	(721,439)	(1,826,318)	(262,229)
Amortization of operating lease right-of-use assets	240,733	1,187,629	1,749,137	251,147
Amortization of debt discount	914,864	1,396,731	—	—
Impairment loss for goodwill	7,276,957	131,194,659	35,493,300	5,096,244
Impairment loss from long-lived assets	—	4,308,822	13,713,235	1,968,991
Impairment loss on inventory and contract costs	—	11,074,431	—	—
Change in fair value of warrant liabilities	—	—	(832,355)	(119,512)
Change in fair value of business acquisition payable	—	(3,239,892)	—	—
Change in operating assets and liabilities:
Accounts receivables	(110,619,162)	9,378,693	(3,873,010)	(556,099)
Inventories	(1,858,884)	(20,837,892)	4,653,176	668,118
Contract costs	3,243,048	—	—	—
Prepaid services fees	(29,388,668)	(12,192,007)	193,987	27,853
Other receivables and prepaid expenses	3,863,170	(12,335,295)	403,493	57,935
Prepaid expenses and deposits	200,136	496,610	190,101	27,295
Accounts payable	(2,099,143)	5,553,298	(2,373,625)	(340,813)
Deferred revenues	9,231,864	18,086,679	(12,011,173)	(1,724,603)
Other payables and accrued liabilities	2,626,021	27,335,797	8,739,816	1,254,891
Operating lease liabilities	(240,358)	(1,140,006)	(1,714,996)	(246,245)
Taxes payable	1,315,703	(4,083,179)	(396,465)	(56,926)
Net cash provided by (used in) operating activities	(66,960,681)	58,160,519	(238,156,390)	(34,195,273)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of cost method investment	(109,700,000)	(600,000)	(54,052,200)	(7,760,991)
Payments of Fe-da Electronics acquisition, net	(95,483,696)	—	—	—
Prepayments for real estate purchase	—	(142,527,894)	—	—
Purchases of property and equipment	(484,774)	(25,165,482)	(1,105,905)	(158,789)
Purchases of short term investments	(173,557,366)	(201,322,736)	(591,813,924)	(84,974,575)
Redemption of short term investments	151,096,293	202,383,746	501,798,043	72,049,801
Consideration received from sale of equity interest	—	—	2,657,913	381,632
Cash decrease due to deconsolidation	—	(15,338,034)	(1,660,917)	(238,480)
Payment for Shanghai Guoyu acquisition	—	(20,000,000)	—	—
Cash received from Tapuyu, Pengcheng and Bimai acquisitions	—	161,638	2,033	292
(Loan to) collection from third party	—	(26,160,000)	26,335,190	3,781,293
(Loan to) collection of receivable from ICinit	—	(9,100,000)	27,589,530	3,961,395
Net cash used in investing activities	(228,129,543)	(237,668,762)	(90,250,237)	(12,958,422)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offerings, net	572,812,469	508,132,968	—	—
Proceeds from short term loan – banking facility	—	7,628,698	—	—
Payments to banking facility	(16,062,786)	(20,531,708)	—	—
Proceeds from related party loans	96,300,000	48,216,145	47,029,482	6,752,647
Repayments to related party loans	(96,350,000)	(47,560,843)	(77,144,627)	(11,076,677)
Capital contribution from noncontrolling interests	5,940,103	—	—	—
Sale of subsidiary’s noncontrolling interest	—	87,369,300	—	—
Cash received from recapitalization of MicroAlgo	—	—	138,970,347	19,953,816
Deferred merger costs	—	(3,839,567)	—	—
Net cash provided by financing activities	562,639,786	579,414,993	108,855,202	15,629,786

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(28,489,442)	(15,668,701)	39,986,359	5,741,371

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	239,060,120	384,238,049	(179,565,066)	(25,782,538)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	129,048,978	368,109,098	752,347,147	108,024,459

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	368,109,098	752,347,147	572,782,081	82,241,921

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	4,946,316	4,383,015	1,250,425	179,540
Cash paid for interest	122,626	113,131	20,124	2,889

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of Fe-da Electronics with acquisition payables	1,864,131		—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,761,892	1,440,166	—	—
Payments to vendors made by banking facility	16,062,786	—	—	—
Reclassification of investment in subsidiary to additional paid in capital upon sales of subsidiary non controlling interest	88,671,062	—	—	—
Deferred merger costs reclassified to additional paid in capital	—	—	3,839,567	551,298
Reclassification of equity investment to cost method	—	—	1,460,484	209,701
Consideration receivable from sale of equity interest	—	40,972	—	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash and cash equivalents	355,020,149	751,904,587	572,782,081	82,241,921
Restricted cash	13,088,949	442,560	—	—
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	368,109,098	752,347,147	572,782,081	82,241,921

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

WiMi Hologram Cloud Inc. (“WiMi Cayman” or the “Company”) is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company’s headquarter is located in the city of Beijing, China. The Company operated through its subsidiaries, WiMi Hologram Cloud Limited (“WiMi HK”), MicroAlgo Inc. (“MicroAlgo”), Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”), and Lixin Technology Co., Ltd. (“Lixin Technology”). On April 28, 2022, the Company also established Weeto Investment Pte. Ltd. in Singapore which had no operation as of December 31, 2022.

(a)     WiMi HK and subsidiaries

WiMi HK holds all of the outstanding equity of Beijing Hologram WiMi Cloud Network Technology Co., Ltd. (“WiMi WFOE”) which was established on September 20, 2018 under the law of the People’s Republic of China (“PRC” or “China”).WiMi WFOE, through its variable interest entity (“VIE”), Beijing WiMi Cloud Software Co., Ltd. (“Beijing WiMi”) and its subsidiaries, engages in providing augmented reality related products and services.

On December 18, 2020, with consent of WiMi WFOE and approval of board, the original shareholders of Beijing WiMi terminated the original VIE agreements that were entered into on November 6, 2018. The original shareholders who collectively owned 17.9% of Beijing WiMi transferred their 17.9% equity interests of Beijing WiMi to Ms. Yao Zhaohua and Ms. Sun Yadong pursuant to share transfer agreements. As a result, Ms. Yao Zhaohua and Ms. Sun Yadong owned 99.90% and 0.1% of Beijing WiMi, respectively. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreements (see contractual agreements below) with WiMi WFOE on December 18, 2020. As such, WiMi WFOE maintained effective control of Beijing WiMi.

On June 1, 2020, Wimi HK established ICinit Limited (“ICinit”) in Hong Kong, and Wimi HK has a 51% equity interest in ICinit, which primarily engages in sales computer chip and intelligent chip products.

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000 (approximately USD 6,400). The Company concluded that it has lost controlling financial interest in ICinit on October 1, 2021 and deconsolidated ICinit on October 1, 2021 and recorded the fair value of its investment as equity investment. As the deconsolidation did not present a strategic change on the Company’s operation, the deconsolidation was not presented as discontinued operations.

On May 25, 2022, the Company entered into equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 30% of the issued share capital of ICinit for a consideration of HKD 3,050,000 (approximately USD 391,186). As a result of the transfer, the Company now owns 19% equity interest of ICinit and concluded the Company no longer has significant influence over ICinit and investment in ICinit from RMB 1,460,484 (USD 209,701) is accounted for as a cost method investment. (See Note 5 for details)

On August 21, 2020, Wimi HK set up a joint venture company, VIDA Semicon Co., Limited (“VIDA”) in Hong Kong, and Wimi HK has a 53% equity interest in VIDA. VIDA was set up to develop application of holographic AR technologies in the semiconductor industry.

On April 15, 2021, Wimi HK set up a joint venture company, Viru Technology Limited (“Viru”) in Hong Kong and Wimi HK has a 55% equity interest in Viru. Viru was set up to develop application of AR advertising services.

On August 26, 2022, Viru established a fully owned subsidiary, Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”) in PRC. Shenzhen Weiruntong was set up to develop application of AR advertising services and it had no material operation as of December 31, 2022.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

On November 1, 2022, the Company’s board approved the equity transfer agreement between Beijing WiMi and Cui, Yang and Shenzhen Zhangshangkuyu Technology Ltd. to transfer 100% equity interest of Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”) and its subsidiaries with consideration of RMB 1 (USD 0.1) and RMB 1 (USD 0.1), respectively. The transfer was effective on November 10, 2022. (See Note 5 for details).

(b)    MicroAlgo and subsidiaries

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

On December 24, 2020, with consent of WiMi WFOE, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 and RMB 1, respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreement (see contractual agreements below) with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020 and enable Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries.

The reorganization was completed on December 24, 2020. WiMi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries, and Shenzhen Weiyixin is the primary beneficiary of Shenzhen Yitian and its subsidiaries. All of these entities are under common control of WiMi Cayman, which results in the consolidation of Beijing WiMi, Shenzhen Yitian and their subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value without change of reporting entities.

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of VIYI that there is no change of reporting entities.

On July 1, 2021, VIYI acquired 100% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The aggregate purchase price is $3.0 million (RMB 20,000,000). On July 19, 2021 Shanghai Guoyu established 100% owned subsidiary Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations. On November 19, 2021 Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of advertising services, for RMB 2 (approximately USD 0.3). On December 7, 2021, Viwotong Tech purchased Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales, for RMB 2 (approximately USD 0.3). On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1(USD$ 0.01), respectively. (See Note 4 for details)

On April 12, 2022, VIYI Technology Limited (“VIYI Ltd”) set up a joint venture company, Vize Technology Limited (“Vize”), in Hong Kong, and VIYI Ltd has a 55% equity interest in Vize. Vize had no operation as of December 31, 2022.

On August 15, 2022, Vize established a fully owned subsidiary Shenzhen ViZeTong Technology Co., Ltd. (“ViZeTong”) in Shenzhen. ViZeTong had no material operation as of December 31, 2022.

On September 23, 2022, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”), a provider of advertising services. The aggregate purchase price is RMB 2 (USD 0.3) and the transaction consummated on September 23, 2022. (See Note 4 for details)

VIYI entered into the Business Combination and Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi, Venus Acquisition Corporation (“Venus”)), Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination. On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 39,603,961 ordinary shares to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the MicroAlgo, which has changed its name to MicroAlgo Inc. (See Note 6 for detail)

(c)     Others

On March 4, 2021, WiMi Cayman established a wholly owned entity of TJ Zhongzheng which is deemed as a wholly foreign owned enterprise, with a register capital of USD 30 million (approximately RMB 195.7 million). On May 21, 2021, TJ Zhongzhen established Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao’). On May 26, 2021, Shenzhen Hedao established Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”). Shenzhen Hedao and Kashi were set up to engage AR advertising services.

On August 4, 2020, WiMi Cayman established a wholly-owned subsidiary, Lixin Technology in the PRC to accelerate development of its holographic vision intelligent robots and fabless semiconductor businesses. Lixin Technology focuses on a new upstream business in the domestic smart product market, and research, development and sales of computer chip and intelligent chip products to further enhance the Company’s competitiveness. Lixin Technology established a wholly-owned subsidiary, Hainan Lixin Technology Co., Ltd. in October 2020.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

The accompanying consolidated financial statements reflect the activities of WiMi Cayman and each of the following entities as of December 31, 2022:
Name	Background	Ownership
WiMi HK	• A Hong Kong company • Incorporated on September 4, 2018 • Primarily engages in the sales of semiconductor products and related accessories	100% owned by WiMi Cayman

WiMi WFOE

•   A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

•   Incorporated on September 20, 2018

•   Registered capital of RMB 325,500,000 (USD 50,000,000)

•   A holding company

100% owned by WiMi HK

Beijing WiMi	• A PRC limited liability company • Incorporated on May 27, 2015 • Registered capital of RMB 5,154,639 (USD 808,482) • Primarily engages in Hologram advertising services	VIE of WiMi WFOE

Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	• A PRC limited liability company • Incorporated on May 20, 2014 • Registered capital of RMB 10,000,000 (USD 1,568,455) • Primarily engages in AR advertising services	100% owned by Beijing WiMi

Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	• A PRC limited liability company • Incorporated on August 24, 2017 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	• A PRC limited liability company • Incorporated on November 25, 2016 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”)	• A PRC limited liability company • Incorporated on January 31, 2019 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	• A PRC limited liability company • Incorporated on December 3, 2019 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Shenzhen Shiyunyanxi Technology Co., Ltd. (“Shenzhen Shiyun”)	• A PRC limited liability company • Incorporated on June 9, 2021 • Registered capital of RMB 10,000,000 (USD 1,435,833) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	• A PRC limited liability company • Incorporated on September 24, 2020 • Registered capital of RMB 10,000,000 (USD 1,568,455) • Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Dongguan Xinhongcheng Technology Co., Ltd. (“Dongguan Xinhongcheng”)	• A PRC limited liability company • Incorporated on November 6, 2018 • Registered capital of RMB 500,000 (USD 71,792) • No material operations as of December 31, 2022	100% owned by Shenzhen Duodian

Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	• A Hong Kong company • Incorporated on February 22, 2016 • Primarily engages in MR software development and licensing	100% owned by Beijing WiMi

Skystar Development Co., Ltd (“Skystar”)	• A Republic of Seychelles Company • Incorporated on March 30, 2016 • Primarily engages in MR software development and licensing	100% owned by Micro Beauty

Viru Technology Limited (“Viru”)	• A Hong Kong company • Incorporated on April 15, 2021 • Primarily engages in AR advertising services	55% owned by Wimi HK

Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”)

•   A PRC limited liability company

•   Incorporated on August 26, 2022

•   Registered capital of RMB 5,000,000 (USD 717,916)

•   Primarily engages in AR advertising services and no material operation as of December 31, 2022

100% owned by Viru

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
VIDA Semicon Co., Limited (“VIDA”)	• A Hong Kong company • Incorporated on August 21, 2020 • Primarily engages in the sales of semiconductor products and related accessories	53% owned by WiMi HK

Weeto Investment PTE. Ltd (“Weeto”)

•   A Singapore limited liability company

•   Incorporated on April 28, 2022

•   Registered capital of RMB 51,831 (USD 7,442)

•   Primarily engages in AR advertising services. No material operations as of December 31, 2022

100% owned by Wimi Cayman

Lixin Technology Co., Ltd. (“Lixin Technology”)

•   A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

•   Incorporated on August 4, 2020

•   Registered capital of RMB 200,000,000 (USD 31,369,105)

•   Primarily engages in research, development and sale of computer chip and intelligent chip products

100% owned by WiMi Cayman

Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)	• A PRC limited liability company • Incorporated on October 10, 2020 • Registered capital of RMB 50,000,000 (USD 7,842,276) • Plan to support the daily operations of Lixin Technology	100% owned by Lixin Technology

Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on March 4, 2021 • Registered capital of RMB 195,747,000 (USD 30,000,000) • A holding company	100% owned by WiMi Cayman

Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)	• A PRC limited liability company • Incorporated on May 21, 2021 • Registered capital of RMB 200,000,000 (USD 7,842,276) • Plan to engage AR advertising services	100% owned by TJ Zhongzheng

Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”)	• A PRC limited liability company • Incorporated on May 26, 2021 • Registered capital of RMB 200,000,000 (USD 7,842,276) • Plan to engage AR advertising services	100% owned by Shenzhen Hedao

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
MicoAlgo Inc.	• A Cayman company • Incorporated on May 26, 2021 • Registered capital of RMB 200,000,000 (USD 7,842,276) • Plan to engage AR advertising services, no material operations as of December 31, 2022	65.92% owned by Wimi Cayman

VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	• A Cayman company • Incorporated on September 24, 2020 • Primarily engages in the development of central processing algorithm and cloud computing services	86.5% owned by WiMi Cayman before March 26, 2021; 73% owned by WiMi Cayman after March 26, 2021; 100% owned by MicroAlgo after December 9, 2022

Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	• A Singapore company • Incorporated on January 9, 2009 • Capital of RMB 3,187,856 (USD 500,001) • Primarily engages in customization of central processing units	100% owned by VIYI Acquired in September 2020

Wisdom Lab Inc. (“Wisdom Lab”)	• A Cayman Islands company • Incorporated on May 6, 2021 • Engages in software solution for intelligent chips	100% owned by Fe-Da Electronics

Excel Crest Limited (“Excel Crest”)	• A Hong Kong company • Incorporated on September 10, 2020 • Support the daily operations of Fe-da Electronics in Hong Kong, no material operations as of December 31, 2022	100% owned by Fe-da Electronics

VIYI Technology Ltd. (“VIYI Ltd”)	• A Hong Kong company • Incorporated on October 9, 2020 • A holding company • No material operations as of December 31, 2022	100% owned by VIYI

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”)	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on November 18, 2020 • Registered capital of RMB 191,271,000 (USD 30,000,000) • A holding company	100% owned by VIYI Ltd

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	• A PRC limited liability company • Incorporated on November 30, 2020 • Registered capital of RMB 50,000,000 (USD 7,842,276) • Engages in providing software support services	58% owned by VIYI Ltd

Weidong Technology Co., Ltd. (“Weidong”)	• A PRC limited liability company • Incorporated on October 28, 2020 • Registered capital of RMB 50,000,000 (USD 7,842,276) • Primarily engages in AR advertising services	100% owned by Shenzhen Yitian

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	• A PRC limited liability company • Incorporated on March 18, 2019 • Registered capital of RMB 20,000,000 (USD 3,136,910 ) • Engages in R&D and application of intelligent visual algorithm technology	99% owned by Weidong, 1% owned by YY Online

Kashi Guoyu Information Technology Co., Ltd. (“Kashi Guoyu”)	• A PRC limited liability company • Registered capital of RMB 10,000,000 (USD 1,568,455) • Incorporated on July 23, 2021 • Engages in R&D and application of intelligent visual algorithm technology	100% owned by Shanghai Guoyu

Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	• A PRC limited liability company • Incorporated on October 30, 2020 • Registered capital of RMB 20,000,000 (USD 3,136,910) • Primarily engages in AR advertising services	100% owned by Weidong

Korgas 233 Technology Co., Ltd. (“Korgas 233”)	• A PRC limited liability company • Incorporated on September 15, 2017 • Registered capital of RMB 1,000,000 (USD 156,846) • Primarily engages in mobile games development	100% owned by Shenzhen Yitian

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	• A PRC limited liability company • Incorporated on January 14, 2019 • Registered capital of RMB 100,000 (USD 15,685) • Primarily engages in AR advertising services	100% owned by Shenzhen Yitian

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Wuhan 233 Interactive Entertainment Technology Co., Ltd. (“Wuhan 233”)	• A PRC limited liability company • Incorporated on May 15, 2020 • Registered capital of RMB 100,000 (USD 15,685) • Primarily engages in mobile games development	100% owned by Shenzhen Yitian

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	• A PRC limited liability company • Incorporated on March 08, 2011 • Registered capital of RMB 20,000,000 (USD 3,136,910) • Primarily engages in mobile games development	100% owned by Beijing WiMi before December 24, 2020; VIE of Shenzhen Weiyixin starting on December 24, 2020; 100% owned by Shenzhen Weiyixin starting April 1, 2022

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	• A PRC limited liability company • Incorporated on October 16, 2015 • Registered capital of RMB 5,000,000 (USD 784,228) • Primarily engages in AR advertising services	100% owned by Shenzhen Yitian

Viwo Technology Limited. (“Viwo Tech”)	• A Hong Kong company • Incorporated on April 15, 2021 • Engages in intelligent chips design • No operations as of December 31, 2022	55% owned by VIYI Ltd

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	• A PRC limited liability company • Incorporated on July 19, 2021 • Registered capital of RMB 10,000,000 (USD 1,568,455) • No operations as of December 31, 2022	100% owned by Viwo Tech

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)

•   A PRC limited liability company

•   Registered capital of RMB 1,000,000
(USD 156,846)

•   Incorporated on June 22, 2021

•   Engages in E-commerce services and application of intelligent visual algorithm technology

100% owned by Viwotong Tech

Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”)	• A PRC limited liability company • Incorporated on April 8, 2021 • Engages in central processing algorithm in advertising industry	100% owned by Viwotong Tech Acquired in September 2022

ViZe Technology Co., Ltd. (“ViZe”)	• A Hong Kong company • Incorporated on April 12, 2022 • No activities as of December 31, 2022	55% owned by VIYI Ltd.

Shenzhen ViZeTong Technology Co., Ltd. (“ViZeTong”)	• A PRC limited liability company • Incorporated on August 15, 2022 • No activities as of December 31, 2022	100% owned by ViZe

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

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company, its subsidiaries in Seychelles and Singapore and two subsidiaries, WiMi HK and VIDA, in Hong Kong is U.S. dollar, and its other subsidiaries which are incorporated in Hong Kong and PRC are Hong Kong Dollar and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to RMB 54,970,351 and RMB 7,373,437 (USD 1,058,702) as of December 31, 2021 and 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi HK and VIYI, on December 31, 2021 and 2022 were translated at RMB 1.00 to HKD 1.2231 and to HKD 1.1194, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2020, 2021 and 2022 were RMB 1.00 to HKD 1.1245, HKD 1.2048 and to HKD 1.1643, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi Cayman, Skystar and Fe-da Electronics, on December 31, 2021 and 2022 were translated at RMB 1.00 to USD 0.1568 and to USD 0.1436, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2020, 2021 and 2022 were RMB 1.00 to USD 0.1450, USD 0.1550 and to USD 0.1487, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1436, representing the mid-point reference rate set by Peoples’ Bank of China on December 30, 2022, the last business day for the year ended December 31, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK, Singapore and US.

Restricted cash

Restricted cash consists of any cash balances that are legally restricted as to withdrawal and use. The Company’s restricted cash for the year ended December 31, 2020 was in connection with the Company’s initial public offering in March 2020 and subsequent public offering in July 2020, a total of USD 2,006,000 of the net proceeds received is deposited in escrow accounts and restricted to withdraw for a year since closing date. In connection with the Company’s March 2021 public offering with the same escrow agent, USD 1 million of the July 2020 offering escrow proceeds was extended for an additional escrow period terminating on the six-month anniversary of the closing date of the March 2021 offering. The Company’s restricted cash for the year ended December 31, 2021 was related to legal proceeding. (See Note 19 for details)

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021 and 2022, allowances for accounts receivable amounted to RMB 111,639,312 and RMB 117,080,588 (USD 16,810,813), respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. For the year ended December 31, 2022, 2021 and 2020, impairment of inventory amounted to 0,approximately RMB 8.1 million and nil.

Short-term investments

Short-term investments are investment in marketable equity securities that are measured and recorded at fair value based on quoted prices in active markets on reporting dates with changes in fair value, whether realized or unrealized, recorded through the income statement.

Loans receivable

Loans receivable represents loans to a third party under the terms of the agreements signed in November and December 2021 at 3.85% interest per annum. The loans have terms of one-year and has no collateral. Management regularly reviews the aging of loans receivable and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Loans receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. Full amount of loans receivable was subsequently collected in May 2022.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2021 and 2022, no allowance was deemed necessary.

Other receivables and prepaid expenses

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services and prepaid VAT. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021 and 2022, allowance for other receivable amounted to RMB 326,268 and RMB 1,180 (USD 169), respectively.

Other receivable- related parties of RMB 27,589,530 was amount owed by ICinit to the Company has a result of deconsolidation which the balance was eliminated in consolidation prior to October 1, 2021. See Note 5 for details. The balance was fully repaid on May 7, 2022.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:
Useful Life
Office equipment	3 years
Office furniture and fixtures	3 – 5 years
Vehicles	3 – 5 years
Building	20 years
Leasehold improvements	lesser of lease term or expected useful life

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

Deferred merger costs

Prepaid merger costs consist primarily of expenses paid to attorneys, consultants, underwriters, etc. related to MicroAlgo’s merger transaction. The balance was offset with the proceeds received after the close of the merger.

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

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2020, 2021 and 2022.

Prepayments

Prepayments are payments made to housing developers for commercial and residential properties down payments. These amounts are refundable and bear an interest ranging from 0% to 3.85% per annum if the housing developers were not able to provide the qualified houses as stated in the contracts. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2022, no allowance was deemed necessary. The properties are expected to be completed between 2023 and 2024.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, software, customer relationship, non-compete agreements, technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

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

Investment in unconsolidated entities

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

Deconsolidation

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as cost method investment depending on the level of influence retained.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2020, 2021 and 2022, 0, 4,308,822 and RMB 13,713,235 (USD 1,968,991) impairment of long-lived assets was recognized.

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

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606) The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

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

(i) AR Advertising Services

— AR advertising display services

AR advertisements are the use holographic materials integrated into advertisement on the online media platforms or offline display. The Company’s performance obligation is to identify advertising spaces, embed holographic AR images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e., cost per impression (“CPM”) or cost per action (“CPA”) for online display and service period for offline display contracts.

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

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly service the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, VIYI acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

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

(ii) AR Entertainment

The Company’s AR entertainment includes mainly three subcategories: SDK payment channel services, software development and mobile games operations and technology developments.

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

(iii) Semiconductor business

The Company’s semiconductor business includes two subcategories: sale of products and software development.

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

The Company’s revenue from software development contracts is generally recognized over time during the development period the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

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

The Company’s disaggregate revenue streams are summarized below:
	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	USD
Online AR advertising services	317,157,896	436,475,875	480,474,142	68,988,045
Mobile games	19,910,956	13,498,964	1,205,235	173,052
Sales of semiconductor products	385,538,235	448,958,274	200,613,602	28,804,756
Software development	43,406,499	34,858,406	—	—
Total revenues	766,013,586	933,791,519	682,292,979	97,965,853

The Company’s revenue by timing of transfer of goods or services are summarized below:
	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	USD
Goods and services transferred at a point in time	722,607,087	898,933,113	682,292,979	97,965,853
Services transferred over time	43,406,499	34,858,406	—	—
Total revenues	766,013,586	933,791,519	682,292,979	97,965,853

The Company’s revenue by geographic locations are summarized below:
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	USD
Mainland PRC revenues	367,163,638	593,803,869	483,328,411	69,397,870
Hong Kong revenues	264,404,450	118,590,946	61,882,662	8,885,315
International revenues	134,445,498	221,396,704	137,081,906	19,682,668
Total revenues	766,013,586	933,791,519	682,292,979	97,965,853

Cost of revenues

For AR advertising services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

For AR entertainment segment, the cost of revenue consists of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For computer chip and intelligent chip business segment, the cost of revenue consists primarily of the costs of products sold and third party software development costs.

Advertising costs

Advertising costs amounted to RMB 97,820, RMB 1,800 and RMB 47,170 (USD 6,773) for the years ended December 31, 2020, 2021 and 2022, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated its warrants and determined the warrants are indexed to the Company’s own stock as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s statements of financial condition and concluded that the warrant contracts meet all of the criteria for classification as equity as the Company is not required to net settle. Based on this analysis, the Company determined the warrant contracts should be classified as equity.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 1,123,211, RMB 2,683,929 and RMB 2,939,923 (USD 422,124) for the years ended December 31, 2020, 2021 and 2022, respectively.

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 27% of the equity interest of interest of VIYI as of December 31, 2021. Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 34.1% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2022.

Noncontrolling interests subscriptions receivable amounted to RMB 172,528 from two individual investors of VIDA as of December 31, 2022.

Noncontrolling interests consist of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
VIDA	(31,675,783)	(65,276,176)	(9,372,566)
Viru	—	4,293,087	616,415
VIYI/MicroAlgo	107,249,069	159,054,091	22,837,505
Noncontrolling interests subscriptions receivable	(172,528)	(172,528)	(24,772)
Total noncontrolling interests	75,400,758	97,898,474	14,056,582

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended December 31, 2020, 2021 and 2022, there was no dilutive effect of potential shares due to the Company’s net loss.

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

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company adopted this ASU on January 1, 2023 and the adoption did not have a material effect on the Company’s consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company adopted this ASU on January 1, 2023 and the adoption did not have a material impact on its consolidated financial statements.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

Accordingly, the accounts of Beijing WiMi are consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s financial statements. Under the VIE Arrangements, the Company has the power to direct activities of Beijing WiMi and can have assets transferred out of Beijing WiMi. Therefore, the Company considers that there is no asset in Beijing WiMi that can be used only to settle obligations of Beijing WiMi, except for registered capital and PRC statutory reserves, if any. As Beijing WiMi is incorporated as limited liability company under the Company Law of the PRC, creditors of the Beijing WiMi do not have recourse to the general credit of the Company for any of the liabilities of Beijing WiMi.

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

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Current assets	82,728,636	13,264,579	1,904,572
Property and equipment, net	24,385,762	23,132,180	3,321,394
Other noncurrent assets	493,404,511	630,494,750	90,528,494
Total assets	600,518,909	666,891,509	95,754,460
Total liabilities	(614,667,803)	(585,116,575)	(84,012,948)
Net assets	(14,148,894)	(81,771,934)	(11,741,512)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Current liabilities:
Accounts payable	15,072,302	11,043,034	1,585,595
Deferred revenues	9,713,168	14,402	2,068
Other payables and accrued liabilities	9,240,553	16,654,682	2,391,334
Other payables – related parties	12,725,539	—	—
Current portion of shareholder loans	20,000,000	42,421,345	6,090,995
Operating lease liabilities	108,556	—	—
Taxes payable	5,858,717	4,913,881	705,551
Intercompany payable*	474,812,478	510,069,231	73,237,405
Total current liabilities	547,531,313	585,116,575	84,012,948
Non-current shareholder loan	67,136,490	—	—
Operating lease liabilities – noncurrent	—	—	—
Deferred tax liabilities, net	—	—	—
Total liabilities	614,667,803	585,116,575	84,012,948

____________

*        Intercompany balances will be eliminated upon consolidation.

The summarized operating results of the VIE’s are as follows:
	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2022
	RMB	RMB	RMB	USD
Operating revenues	336,709,317	202,340,230	32,112,603	4,610,832
Gross profit	122,273,631	30,883,606	14,442,464	2,073,696
Income (loss) from operations	55,174,632	(25,262,236)	589,775	84,682
Net income (loss)	46,233,277	(159,401,372)	5,700,402	818,482

The summarized statements of cash flow of the VIE’s are as follows:
	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2022
	RMB	RMB	RMB	USD
Net cash provided by operating activities	127,238,346	44,560,277	29,324,687	4,210,534
Net cash (used in) provided by investing activities	(109,815,861)	(49,269,310)	5,043,123	724,108
Net cash (used in) provided by financing activities	(50,000)	2,929,456	(84,715,145)	(12,163,677)
Effect of exchange rate on cash and cash equivalents	1,479,386	(1,061,729)	11,795	1,694
Net increase/(decrease) in cash and cash equivalents	18,851,871	(2,841,306)	(50,335,540)	(7,227,341)
Cash and cash equivalents, beginning of year	40,397,850	59,249,721	56,408,415	8,099,304
Cash, cash equivalents and restricted cash, end of year	59,249,721	56,408,415	6,072,875	871,963

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:
	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash and cash equivalents	59,249,721	55,965,855	6,072,875	871,963
Restricted cash	—	442,560	—	—
Total cash, cash equivalents and restricted cash	59,249,721	56,408,415	6,072,875	871,963

Note 4 — Business combination

Acquisitions of Bimai

On September 23, 2022, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”), a provider of advertising services. The aggregate purchase price is RMB 2 (USD 0.3) and the transaction consummated on September 23, 2022.

The Company’s acquisitions of Bimai accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Bimai based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Bimai and translated the fair value from USD to RMB using the exchange rate on September 23, 2022 at the rate of USD 1.00 to RMB 6.9920 and the net purchase price allocation on the date of the acquisition.
	Fair value	Fair value
	RMB	USD
Cash	2,035	291
Other current assets	2,213,241	316,539
Current liabilities	(2,215,276)	(316,830)
Total consideration	—	—

The amount of revenue and net loss that resulted from the acquisitions were approximately RMB 4.6 million (USD 0.7 million) and RMB 0.6 million (USD 0.1 million) during the years ended December 31, 2022.

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

As of December 31, 2021 and 2022, acquisition payable amounted to RMB 0. During the years ended December 31, 2020, 2021 and 2022, a total of RMB 914,864, RMB 556,909 and RMB 0 was recorded for amortization expense of acquisition payable discount, respectively.

The change in fair value measurement of acquisition payable amounted to RMB 3,239,892, and RMB 0, for the year ended December 31, 2021 and 2022, respectively, and the acquisition payable decreased to RMB 0.

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

The amount of revenue and net income what resulted from the acquisition and included in the consolidated statements of operations and comprehensive income (loss) during the twelve months ended December 31, 2020 were RMB 124,413,884 and RMB 7,734,713, respectively.

Unaudited pro forma revenue and net income for the year ended December 31, 2020 were RMB 478,653,124 and RMB 8,956,366, respectively as if the acquisition happened on January 1, 2020.

Acquisitions of Shenzhen Yichong, Shenzhen Shengtang and Shenzhen Yaodi

On January 22, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Yichong Micro-Electronic Technology Co., Ltd. (“Shenzhen Yichong”), together with its 80% owned subsidiary, Shenzhen Saineng Micro-Electronic Electronic Co., Ltd. (“Shenzhen Saineng”), a provider of electronic components, for RMB 2 (approximately USD 0.3). On March 1, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Shengtang Micro-Electronic Technology Co. (“Shenzhen Shengtang”), Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3). On May 28, 2021, Shenzhen ICinit purchased 100% equity interests of Tianjin Yaodi Tomorrow Technology Co. (“Shenzhen Yaodi”), Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3).

The Company’s acquisitions of Shenzhen Yichong, Shenzhen Shengtang and Shenzhen Yaodi were accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shenzhen Yichong, Shenzhen Shengtang and Shenzhen Yaodi based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Business combination (cont.)

assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shenzhen Yichong and translated the fair value from USD to RMB using the exchange rate on January 22, 2021 at the rate of USD 1.00 to RMB 6.4617, the net purchase price allocation on the date of the acquisition of Shenzhen Shengtang and translated the fair value from USD to RMB using the exchange rate on March 1, 2021, 2021 at the rate of USD 1.00 to RMB 6.4754, and the net purchase price allocation on the date of the acquisition of Shenzhen Yaodi and translated the fair value from USD to RMB using the exchange rate on May 28, 2021 at the rate of USD 1.00 to RMB 6.3858.
	Fair value	Fair value
	RMB	USD
Cash	7,252,052	1,122,073
Other current assets	14,478,000	2,238,141
Plant and equipment	987,482	152,736
Current liabilities	(16,936,210)	(2,619,871)
Net assets of acquirees	5,781,324	893,079
Gain on acquisition	(5,781,318)	(893,078)
Total consideration	6	1

The amount of sales and net income (loss) that resulted from the acquisitions and included in the consolidated statements of income and comprehensive income during the year ended December 31, 2021 were RMB 103,201,670 and RMB (783,032), respectively.

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

On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1, respectively. The disposal resulted in a gain from disposal of approximately RMB 66,000 (USD 9,000).

Note 5 — Deconsolidation

Deconsolidation of ICinit

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi Cayman transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000 approximately RMB 41,000 to streamline its operating subsidiaries in the semiconductor segment. The sale resulted in a loss of control of the subsidiaries while the Company retained 49% noncontrolling interest in ICinit. The Company’s decision to divest ICinit is to improve the operating results of the Company’s semiconductor segment.

The fair value of the operations of ICinit, determined as of October 1, 2021, included the estimated consideration received, less costs to sell. Gain from sales of this transaction is as follows:
	RMB	USD
Consideration received	40,975	6,427
Fair value of retained noncontrolling interest (49%)	1,003,886	157,455
Carrying value of noncontrolling interest	1,426,158	223,687
	2,471,019	387,568
Less: ICinit’s book value	(3,361,955)	(527,308)
Exchange rate difference	(10,590)	—
Loss on deconsolidation	(901,526)	(139,739)

Net loss on revaluation of retained interest amounted to RMB 410,337.

As result of deconsolidation, the Company recognized RMB 27,589,530 of related party receivable from ICinit, which was previously eliminated in consolidation. The balance was repaid to the Company on May 7, 2022.

Income from ICinit for the three months from October 1, 2021 to December 31, 2021 amounted to RMB 721,439.

On May 25, 2022, the Company entered into equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 30% of the issued share capital of ICinit for a consideration of HKD 3,050,000 (USD 391,186). The consideration was received in July 2022. As a result of the transfer, the Company now owns 19% equity interest of ICinit and concluded the Company no longer has significant influence over ICinit and investment in ICinit from RMB 1,460,484 (USD 209,701) is accounted for as a cost method investment. The Company recognized RMB 387,632 (USD 55,657) gain from this transfer. Income from ICinit from January 1, 2022 to May 25, 2022 amounted to RMB 1,826,318 (USD 262,229).

Disposal of Pengcheng Keyi

On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1, respectively. The disposal resulted in a gain from disposal of RMB 65,587 (USD 9,417).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Deconsolidation (cont.)

Disposal of Shenzhen Kuxuanyou and its subsidiaries

On November 1, 2022, the Company’s board approved the equity transfer agreement between Beijing WiMi and Cui, Yang and Shenzhen Zhangshangkuyu Technology Ltd. to transfer 100% equity interest of Shenzhen Kuxuanyou and its subsidiaries Shenzhen Yiruan Tianxia Technology Co., Ltd. (“Shenzhen Yiruan”) and Shenzhen Yiyun Technology Co., Ltd. (“Shenzhen Yiyun”), and recognized RMB 8,887,165 (USD 1,276,049) of gain from the transfer. The transfer was effect on November 10, 2022. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and gain on disposal was as follows:
December 31, 2022
RMB
Total current assets	13,370,652
Total other assets	25,022
Total assets	13,395,674
Total current liabilities	22,402,087
Total net assets	(9,006,413)
Noncontrolling interests	53,661
Total consideration	—
Total gain on disposal	8,952,752

Note 6 — Recapitalization

VIYI entered into the Business Combination and Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi, Venus Acquisition Corporation (“Venus”), Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination. On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 39,603,961 ordinary shares to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Venus, which has changed its name to MicroAlgo Inc.

The business combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Venus will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of VIYI expecting to have a majority of the voting power of the post-combination company, VIYI senior management comprising substantially all of the senior management of the post-combination company, the relative size of VIYI compared to Venus, and VIYI operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of VIYI issuing shares for the net assets of Venus, accompanied by a recapitalization. The net assets of Venus will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of VIYI.

Immediately after giving effect to the Business Combination, MicroAlgo has 43,856,706 ordinary shares issued and outstanding consisting of (i) the 3,963,745 ordinary shares held by previous Venus public shareholders and its Sponsor; (ii) the 39,603,961 newly issued Venus ordinary shares to the VIYI shareholders pursuant to the Merger Agreement, of which 792,079 ordinary shares issued to the Majority Shareholder will be held in escrow to satisfy any potential indemnification claims(s) which may be made by Venus under the Merger Agreement; (iii) the 214,000 newly issued Venus ordinary shares to the Joyous JD Limited as part of the backstop investment; and (iv) the 75,000 ordinary shares held by Venus’ underwriter.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Recapitalization (cont.)

Venus rights held by its Sponsor and previous public investors were automatically converted to 482,500 ordinary shares upon the consummation of the Business Combination.

Immediately after the closing of the Business Combination, MicroAlgo has 4,825,000 warrants issued and outstanding, consisting of (i) 4,600,000 warrants held by previous public investors of Venus; and (ii) 225,000 warrants held by the Sponsor of Venus.

Common shares issued and outstanding following the Closing are as follows:
Venus public shares after redemption	2,106,245
Venus shares converted from rights	482,500
Venus Sponsor shares	1,375,000
Venus shares issued to underwriter	75,000
Venus shares issued in the Business Combination	39,603,961
Venus shares issued to Joyous JD Limited	214,000
Weighted average shares outstanding	43,856,706
Percent of shares owned by VIYI shareholders	90.3%
Percent of shares owned by underwriter	0.17%
Percent of shares owned by Venus	9.04%
Percent of shares owned by Joyous JD limited	0.49%

As of December 31, 2021 and 2022, WiMi had 73% and 65.92 % outstanding equity interest in MicroAlgo, respectively.

Note 7 — Short term investments

Short term investments consist of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Marketable securities	33,540,301	38,448,624	5,520,579

Fair value disclosure:
	December 31, 2021	December 31, 2021 Fair Value
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	33,540,301	33,540,301	—	—
	December 31, 2022	December 31, 2022 Fair Value
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	38,448,624	38,448,624	—	—

There is no transfer between the levels for the periods presented.

Gain (loss) from sales of investments amounted to of approximately RMB 12.3 million, RMB 2.5 million and (RMB 88.3 million) (USD 12.7 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Accounts receivable, net

Accounts receivable, net consisted of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Accounts receivable	137,875,301	137,427,191	19,732,245
Less: allowance for doubtful accounts	(111,639,312)	(117,080,588)	(16,810,813)
Accounts receivable, net	26,235,989	20,346,603	2,921,432

The following table summarizes the changes in allowance for doubtful accounts:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Beginning balance	2,734,421	111,639,312	16,029,536
Provision for credit losses, net of recovery	128,392,115	4,743,475	681,084
Deconsolidation of ICinit and Shenzhen Kuxuanyou and subsidiaries	(19,487,224)	(7,932,721)	(1,139,006)
Exchange rate difference	—	8,630,522	1,239,199
Ending balance	111,639,312	117,080,588	16,810,813

Note 9 — Inventories

Inventories consist of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Finished goods – holographic accessories	1,590,495	1,494,770	214,624
Finished goods – semiconductors	5,251,250	909,048	130,524
Total inventories	6,841,745	2,403,818	345,148

Inventory impairment amounted to nil, RMB 8,116,218 and nil for the year ended December 31, 2020, 2021 and 2022, respectively, which was mainly for obsolescent inventory for semiconductor accessories.

Note 10 — Property and equipment, net

Property and equipment, net consist of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Office electronic equipment	1,758,527	1,381,602	198,376
Office fixtures and furniture	41,392	35,533	5,102
Vehicles	—	1,201,452	172,508
Building	24,825,710	24,825,710	3,564,556
Leasehold improvements	1,363,989	1,153,205	165,581
Subtotal	27,989,618	28,597,502	4,106,123
Less: accumulated depreciation	(3,150,073)	(4,449,209)	(638,832)
Total	24,839,545	24,148,293	3,467,291

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 amounted to RMB 483,658, RMB 1,124,655 and RMB 1,663,412 (USD 238,838), respectively. Impairment loss amounted to nil, RMB 38,573, and RMB 136,701 (USD 19,628), for the years ended December 31, 2020, 2021 and 2022, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Cost method investments

Cost method investments consist of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
19.0% Investment (1 company in the sales of semiconductor products and related accessories areas)	—	1,460,484	209,701
9.0% Investment (1 company in the AR and virtual reality (“VR”) areas)	45,000,000	45,000,000	6,461,247
8.0% Investment (2 companies in the AR and VR areas)	1,100,000	1,100,000	157,942
6.0% Investment (1 company in the AR, VR, software and robotic areas)	600,000	600,000	86,150
5.5% Investment (1 company in the AR, VR and game areas)	600,000	600,000	86,150
5.0% Investment (21 and 22 companies in the AR, VR and digital marketing areas as of December 31, 2020 and 2021)	51,000,000	51,600,000	7,408,896
4.5% Investment (1 company in the VR medical treatment areas)	200,000	200,000	28,717
4.0% Investment (14 companies in the AR, VR, 3D animation and software areas)	8,400,000	8,400,000	1,206,099
3.5% Investment (2 companies in the AR and VR areas)	1,200,000	1,200,000	172,300
3.0% Investment (5 companies in the AR, VR and 3D animation areas)	3,900,000	3,900,000	559,975
2.55% Investment (1 company in the AR, VR and 3D animation areas)	—	13,929,200	2,000,000
2.0% Investment (4 companies in the AR, VR, 3D animation and software areas)	1,200,000	1,200,000	172,300
1.0% Investment (5 companies in the AR, VR, 3D animation, hardware and software areas)	1,450,000	41,450,000	5,951,526
Total	114,650,000	170,639,684	24,501,003

During the years ended December 31, 2020, 2021 and 2022, the Company totally made RMB 109,700,000, RMB 600,000 and RMB 55,462,670 (USD 7,963,511) in cost method investments, respectively.

On May 25, 2022, WiMi HK transferred 30% of the issued share capital of ICinit for a consideration of HKD 3,050,000 (approximately USD 391,186) to a third party. As a result of the transfer, the Company now owns 19% equity interest of ICinit and concluded the Company no longer has significant influence over ICinit and investment in ICinit from RMB 1,460,484 (USD 209,701) is accounted for as a cost method investment.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, software, customer relationship, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Copyrights*	8,955,000	8,955,000	1,285,788
Customer relationship***	25,502,800	—	—
Non-compete agreements**	42,200,000	42,200,000	6,059,214
Technology know-hows**	2,852,016	—	—
Subtotal	79,509,816	51,155,000	7,345,002
Less: accumulated amortization	(51,628,879)	(44,438,750)	(6,380,661)
Intangible assets, net	27,880,937	6,716,250	964,341

____________

*        Copyright of RMB 8,955,000 (USD 1,404,552) was from acquisition of Shanghai Guoyu, see Note 4.

**      Micro Beauty acquired Skystar in 2017 to acquire 100% of the capital stock of Skystar. Impairment loss of RMB 0, RMB 3,991,570, and RMB 0 was recognized for the year ended December 31, 2020, 2021, and 2022, respectively

***    VIYI acquired 100% equity interests of Fe-da in 2020. Impairment loss of RMB 0, RMB 0, and RMB 13,425,491 (USD 1,996,029) was recognized for the year ended December 31, 2020, 2021, and 2022.

Amortization expense for the years ended December 31, 2020, 2021 and 2022 amounted to RMB 14,067,634, RMB 17,400,708 and RMB 8,820,352 (USD 1,266,455), respectively.

The estimated amortization is as follows:
Twelve months ending December 31,	Estimated amortization expense	Estimated amortization expense
	RMB	USD
2023	1,492,500	214,298
2024	1,492,500	214,298
2025	1,492,500	214,298
2026	1,492,500	214,298
Thereafter	746,250	107,149
Total	6,716,250	964,341

Note 13 — Goodwill

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
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Goodwill from Shenzhen Yidian acquisition(a)	137,060,340	137,060,340	19,679,572
Goodwill from Shenzhen Yitian acquisition(b)	92,990,256	92,990,256	13,351,844
Goodwill from Fe-da Electronics acquisition(c)	33,644,255	—	—
Goodwill from Guoyu acquisition(d)	13,283,750	13,283,750	1,907,324
Goodwill	276,978,601	243,334,346	34,938,740

____________

(a)      Beijing WiMi acquired Shenzhen Yidian in 2015 to acquire 100% of the capital stock of Shenzhen Yidian for an aggregate consideration of RMB 168.0 million. The excess fair value of consideration over the identifiable assets acquired of approximately RMB 137.1 million was allocated to goodwill.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Goodwill (cont.)

(b)      Beijing WiMi acquired Shenzhen Yitian in 2015 to acquire 100% of the capital stock of Shenzhen Yitian for an aggregate consideration of RMB 192.0 million. The excess fair value of consideration over the identifiable assets acquired of approximately RMB 161.0 million was allocated to goodwill. Impairment loss of RMB 68.0 million was recognized for the year ended December 31, 2016.

(c)      VIYI acquired Fe-da Electronics in 2020 to acquire 100% of the capital stock of Fe-da Electronics for a net consideration of approximately RMB 104.4 million. The excess fair value of consideration over the identifiable assets acquired of approximately RMB 53.1 million) was allocated to goodwill. See impairment below.

(d)      Shanghai Guoyu in 2021 to acquire 100% of the capital stock of Shanghai Guoyu for a net consideration of RMB 20.0 million. The excess fair value of consideration over the identifiable assets acquired of approximately RMB 13.3 million was allocated to goodwill for the central processing algorithm services segment.

The changes in the carrying amount of goodwill allocated to reportable segments as of December 31, 2021 and 2022 are as follows:
	AR advertising services	AR entertainment	Semiconductor business	Total	Total
	RMB	RMB	RMB	RMB	USD
As of December 31, 2020	137,060,340	206,069,104	53,099,316	396,228,760	56,891,819
Add: acquisition of Guoyu	13,283,750	—	—	13,283,750	1,907,324
Less: impairment loss	—	(112,736,917)	(18,457,742)	(131,194,659)	(18,837,357)
Translation difference	—	(341,931)	(997,319)	(1,339,250)	(192,294)
As of December 31, 2021	150,344,090	92,990,256	33,644,255	276,978,601	39,769,492

Less: impairment loss	—	—	(35,493,300)	(35,493,300)	(5,096,244)
*Reallocation of goodwill due to organization change	92,990,256	(92,990,256)
Translation difference	—	—	1,849,045	1,849,045	265,492
As of December 31, 2022	243,334,346	—	—	243,334,346	34,938,740

____________

*        Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022 which are mainly operations invoices AR entertainment. Instead Yitian and subsidiaries has been focusing on AR advertising services, therefore goodwill of Yitian and subsidiaries are reallocated to AR advertising services.

The Company tests for impairment annually, and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. Accordingly, the Company performed a quantitative assessment of the Company’s fair value of goodwill as of December 31, 2020, 2021 and 2022 using an income approach with assumptions that are considered level 3 inputs with the assistance of a third party valuation firm. The fair values of the respective reporting units were determined primarily by discounting estimated future cash flows, which were primarily determined based on revenue and expense growth assumptions and weighted average cost of capital, among other factors. The Company’s goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

The Company concluded that the carrying value of Skystar reporting unit exceeded its respective fair value, resulting in a goodwill impairment of approximately RMB 7.3 million for the year ended December 31, 2020. The carrying value of Skystar and Fe-da Electronics reporting units exceeded their respective fair value, resulting in a goodwill impairment of approximately RMB 131.2 million for the year ended December 31, 2021. The carrying value Fe-da Electronics reporting units exceeded their respective fair value, resulting in a goodwill impairment loss of approximately RMB 35.5 million (USD 5.1 million) for the year ended December 31, 2022.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Salary payables	2,011,702	1,909,260	274,138
Other payables and accrued expenses	3,446,740	10,233,141	1,469,308
Accrued interest payable	8,197,112	10,086,400	1,448,238
Total other payables and accrued liabilities	13,655,554	22,228,801	3,191,684

Note 15 — Related party balances and transactions

The Company borrows funds from Jie Zhao, the Company’s major shareholder for operation purpose. The loans are interest free, no collateral and are due in 2022. During the year ended December 31, 2020, the Company repaid RMB 4,850,000 to Jie Zhao. During the year ended December 31, 2021, the Company repaid the remaining balance of RMB 6,154,468 to Jie Zhao.

The Company borrowed RMB 75,500,000 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. The Company repaid RMB 91,500,000 during the year ended December 31, 2020. The Company also borrowed additional RMB 96,300,000 during the year ended December 31, 2020. The Company borrowed additional RMB 42,600,000 and repaid RMB 35,763,510 during the year ended December 31, 2021. The Company borrowed additional RMB 47,029,482 (USD 6,752,647) repaid RMB 75,644,627 (USD 10,861,302) during the year ended December 31, 2022.The loan has an annual interest rate of 7% and is due in 2021 and 2022. During the year ended December 31, 2020, 2021 and 2022, interest expense related to this loan, included in finance expense, amounted to RMB 2,281,611, RMB 5,625,293, and RMB 1,542,315 (USD 221,451), respectively.

The Company’s subsidiary Shanghai Weimu borrowed a total of RMB 5,616,000 from Gou Lei (Non-controlling shareholder and legal representative of Shanghai Weimu) from April 9, 2021 to October 10, 2021. The loans bear interest of 7% per annum and unsecured. The Company fully repaid the loans as of December 31, 2021. Interest expense for the loans amounted to RMB 62,209 for the year ended December 31, 2021.

The Company’s subsidiary Shenzhen Yiyun borrowed a total of RMB 16,100,000 from Yang Cui (executive director of Shenzhen Yiyun) on August 20, 2021 for cash flow purpose. The loan bears no interest and is due in five years. The Company repaid RMB 1,500,000 (USD 215,375) during the year ended December 31, 2022. The company deconsolidated Shenzhen Yiyun on November, 2022. (See Note 5 for detail) Therefore, the loan balance RMB 14,600,000 (USD 2,096,316) was deconsolidated as of December 31, 2022.
Name of Related Parties	Relationship	Nature	December 31, 2021	December 31, 2022	December 31, 2022
			RMB	RMB	USD
Yang Cui	Executive director of Beijing WiMi	Loan	16,100,000	—	—
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	71,036,490	42,421,345	6,090,995
Total:			87,136,490	42,421,345	6,090,995
Current portion of related party loan			20,000,000	42,421,345	6,090,995
Related party loan – non-current			67,136,490	42,421,345	6,090,995

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party balances and transactions (cont.)

The maturities schedule is as follows:
Twelve months ending December 31,	RMB	USD
2023	42,421,345	6,090,995
2024	—	—
Total	42,421,345	6,090,995

Joyous Dragon is a non controlling shareholder of MicroAlgo. The amount below represents advance to Venus Acquisition Corp prior to the merger. The amount was non interest bearing and due on demand.
	December 31, 2021	December 31, 2022	December 31, 2022

	RMB	RMB	USD
Other payables Related Party-Joyous Dragon	—	1,067,903	153,333

As result of deconsolidation of ICinit on October 1, 2021, the Company recognized RMB 27,589,530 of related party receivable from ICinit, which was previously eliminated in consolidation. The balance was fully repaid to the Company on May 7, 2022.

Note 16 — Banking Facilities

On July 8, 2020, Fe-da Electronics received a revised USD 2.0 million (approximately RMB 13.0 million) banking facility from DBS Bank, ltd. (“DBS”) to replace the old banking facility dated July 4, 2019. The revised banking facility is available for utilization from July 8, 2020 to July 8, 2021 with interest rate of approximately 5% – 5.5%. The facility can be used as inventory/stock financing facility or trade facilities. Fe-Da mainly used the credit facilities for inventory financing. The funds are released from DBS to vendors directly and FE-DA is required to pay DBS in 60 days.

During the year ended December 31, 2020, Fe-da Electronics repaid RMB 16,062,786 to the credit line. Interest expense pertaining to the above facility for the year ended December 31, 2020 amounted to RMB 87,460. During the year ended December 31, 2021, Fe-da Electronics borrowed additional RMB 7,628,698 and repaid RMB 20,531,708 to the credit line. Interest expense pertaining to the above facility for the year ended December 31, 2021 amounted to RMB 50,198. The outstanding balance of the facility has been paid off. As the owner of Fe-da Electronics has been changed after the acquisition, the revised banking facility is no longer available for utilization starting from February 2021.

Note 17 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, WiMi Cayman, MicroAlgo and VIYI are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

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

Note 17 — Taxes (cont.)

Seychelles

Skystar is incorporated in Seychelles and is not subject to tax on income generated outside of Seychelles under the current law. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Singapore

Fe-da Electronics and Weeto are incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately RMB 49,000) taxable income and 50% of the next SGD 190,000 (approximately RMB 937,000) taxable income are exempted from income tax.

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

Tax savings for the years ended December 31, 2020, 2021 and 2022 amounted to RMB 14,543,996, RMB 18,153,904 and RMB 10,314,162 (USD 1,480,941), respectively. The Company’s basic and diluted earnings per shares would have been lowered by RMB 0.11 and RMB 0.11 per share for the year ended December 31, 2020 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lowered by RMB 0.14 and RMB 0.14 per share for the year ended December 31, 2021 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lowered by RMB 0.06 (USD 0.01) and RMB 0.06 (USD 0.001) per share for the year ended December 31, 2022 without the preferential tax rate reduction, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Taxes (cont.)

Significant components of the benefit of (provision for) income taxes are as follows:
	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2022
	RMB	RMB	RMB	USD
Current	(4,487,629)	(2,189,629)	(135,968)	(19,523)
Deferred	1,582,948	3,024,851	3,758,877	539,712
(Provision for) benefit of income taxes	(2,904,681)	835,222	3,622,909	520,189

The following table reconciles China statutory rates to the Company’s effective tax rate:
	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate in China	8.3%	(14.0)%	(2.6)%
Tax rate difference outside China(1)	(35.9)%	(7.0)%	(18.0)%
Change in valuation allowance	(0.4)%	4.7%	(9.9)%
Additional R&D deduction in China	2.0%	(8.5)%	(0.3)%
Permanent difference	(1.0)%	0.1%	6.8%
Effective tax rate	(2.0)%	0.3%	1.0%

____________

(1)      It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	142,316	372,554	53,493
Impairment loss from inventories	1,014,527	—	—
Net operating loss carryforwards	11,086,999	49,695,212	7,135,401
Less: valuation allowance	(12,101,526)	(50,067,766)	(7,188,894)
Deferred tax assets, net	142,316	—	—
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	5,396,459	1,679,063	241,085
Total deferred tax liabilities, net	5,254,143	1,679,063	241,085

The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Taxes (cont.)

The Company’s cumulative net operating loss (“NOL”) of approximately RMB 232,799,805 (USD 33,426,156) as of December 31, 2022 was mainly from NOL of Beijing WiMi, Shenzhen Yidian and Shenzhen Duodian, Fe-da, Shenzhen Qianhai Wangxin, Shenzhen Yitian, Shanghai Weimu, Wuhan 233, Shanghai Guoyu and Bimai. The NOL starts to expire in 2024. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2020, 2021 and 2022 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
VAT taxes payable	168,384	41,902	6,017
Income taxes payable	6,217,156	5,363,733	770,142
Other taxes payable	39,206	24,094	3,459
Totals	6,424,746	5,429,729	779,618

Note 18 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2022, cash balance of RMB 224,142,643 (USD 32,183,132) was deposited with financial institutions located in China, of which RMB 207,294,950 (USD 29,764,086) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, cash balance of HKD 330,984,906, approximately RMB 295,668,817 (USD 42,453,094) was maintained at financial institutions in Hong Kong, of which HKD 325,735,709 approximately RMB 290,979,709 (USD 41,779,816) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2022, cash balance of SGD 617,117 approximately RMB 3,198,578 (USD 459,262) was maintained at DI Scheme banks in Singapore, of which SGD 443,305 approximately RMB 2,297,696 (USD 329,911) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2022, cash balance of USD 61,703 (RMB 429,735) was deposited with a

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Concentration of risk (cont.)

financial institution located in US, none of cash was subject to credit risk. The Company’s short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by

Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of December 31, 2022, a total of RMB 38,001,974 (USD 5,456,447) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the years ended December 31, 2020, no customer accounted for more than 10% of the Company’s total revenues. For the year ended December 2021, one customer accounted for 13.6% of the Company’s total revenues. For the year ended December 2022, one customer accounted for 15.9% of the Company’s total revenues.

As of December 31, 2021, three customers accounted for 32.4%, 15.1% and 14.1% of the Company’s accounts receivable. As of December 31, 2022, three customers accounted for 35.6%, 16.6%, and 15.4% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2020, three vendors accounted for 15.6%, 12.4% and 10.7% of the Company’s total purchases. For the year ended December 31, 2021, one vendor accounted for 13.7% of the Company’s total purchases. For the year ended December 31, 2022, one vendor accounted for 10.9% of the Company’s total purchases.

As of December 31, 2021, four vendors accounted for 24.6%, 12.6%, 12.2% and 10.7% of the Company’s accounts payable. As of December 31, 2022, four vendors accounted for 29.7%, 19.8%, 13.9% and 12.6% of the Company’s accounts payable.

Note 19 — Leases

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Leases (cont.)

The Company has entered into eight non-cancellable operating lease agreements with term more than one year for office spaces expiring through October 2024. Upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 1.6 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.8 years as of December 31, 2022.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expense for the years ended December 31, 2020, 2021 and 2022 was RMB 3,770,003, RMB 4,672,111 and RMB 4,225,631 (USD 606,730), respectively.

The maturity of the Company’s lease obligations is presented below:
Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2023	3,359,149 *	482,318
2024	220,062	31,597
2025	—	—
2026	—	—
2027	—	—
Total lease payments	3,579,211	513,915
Less: Interest	(46,374)	(6,659)
Present value of lease liabilities	3,532,837	507,256

____________

*        Include the operating leases with a term less than one year.

Note 20 — Shareholders’ equity

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

Note 20 — Shareholders’ equity (cont.)

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

As of December 31, 2022, the Company had 4,469,334 warrants outstanding to purchase 11,173,335 ADS with weighed average exercise price of USD 8.60 per ADS and remaining contractual lives of 0.25 years.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2022:
	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2019	—	$—
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2020	—	—
Issued	4,469,334	8.6
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2021	—	—
Issued	4,469,334	$8.6
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2022	4,469,334	$8.6
Warrants exercisable, as of December 31, 2022	4,469,334	$8.6

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Shareholders’ equity (cont.)

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

As of December 31, 2022, total of 153,300,513 Class B ordinary shares were granted and issued under the 2020 Plan. For the years ended December 31, 2020, 2021 and 2022, the Company recorded RMB 191,418,458, RMB 10,582,557 and RMB 6,447,471 (USD 925,749) compensation expense related to the stock grants, respectively. As of December 31, 2022, total of 236,250 Class B ordinary shares under the 2020 and 2021 Plan with grant date fair value of approximately RMB 6.7 million (USD 1.0 million) were to be amortized through March 31, 2024.

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

Note 20 — Shareholders’ equity (cont.)

funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022, amounts restricted are the paid-in-capital and statutory reserve of WiMi PRC entities, which amounted to RMB 560,065,210 (USD 80,415,991).

Statutory reserve

As of December 31, 2021 and 2022, WiMi PRC entities collectively attributed RMB 28,573,157 and RMB 24,478,153 (USD 3,514,653), of retained earnings for their statutory reserves, respectively.

Note 21 — Warrant liability

Simultaneously with the closing of the Initial Public Offering in 2021, Venus consummated a private placement of 270,500 Private Units at RMB 69.4 (USD 10.0) per unit, purchased by the sponsor. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

Venus established the initial fair value for the private warrants at USD 380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:
	December 09, 2022	December 31, 2022	December 31, 2022
	USD	USD	RMB
Input
Share price	10.47	1.25	8.71
Risk-free interest rate	3.8%	4.0%	4.0%
Volatility	5.7%	5.7%	5.7%
Exercise price	11.50	11.50	80.09
Warrant life (yr)	4.97	4.92	4.92

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Warrant liability (cont.)

As of December 09, 2022, the aggregate value of the private warrants was RMB 861,869 (USD 123,750). The change in fair value from January 1, 2022 to December 9, 2022 was approximately RMB 2.1 million (USD 0.3 million) was included in the historical retained earnings (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2022 was nil. The fair value of the warrants on December 31, 2022 was nil. The change in fair value of warrants of RMB 861,869 (USD 123,750) from December 09, 2022 to December 31, 2022 and is reflected in the Company’s Statement of Operations.

Note 22 — Commitments and contingencies

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

Coronavirus (“COVID-19”)

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China from February to mid-March in 2020. All of the Company’s business operations and the workforce are concentrated in China, so the Company closed offices and implemented work-from-home policy during that period. Due to the nature of the Company’s business, the impact of the closure on the operational capabilities was not significant. However, the Company’s customers were negatively impacted by the pandemic and reduced their budgets for online advertising and marketing. The resurgence of COVID-19 in late 2021 in southeast Asia has impacted the Company’s subsidiaries in Singapore and Hong Kong which caused these subsidiaries to record impairment on intangibles and goodwill as a result of reduced forecast for 2022. Potential impact to the Company’s results of operations for 2022 will also depend on economic impact due to the pandemic and if any future resurgence of the virus, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2022.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — Commitments and contingencies (cont.)

In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations. Any future impact of COVID-19 on the Company’s China operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Legal proceedings

The Company’s VIE Shenzhen Yiyun filed a lawsuit in September 2021 where Shenzhen Yiyun sued three companies for breach of contract and seeking damages of approximately RMB 364,000. In March 2020, Shenzhen Yiyun was awarded requested damages by People’s Court of Shenzhen Qianhai District. The three companies subsequently filed appeal with the Intermediate People’s Court of Shenzhen in May 2020 and the appeal was overruled by the court in November 2020. The three companies then filed suit with People’s Court of Shenzhen Qianhai District in August 2021 and sued Shenzhen Yiyun for breach of contract and seeking damages of approximately RMB 313,000 plus applicable fees. The court dismissed the case in December 2021. The three companies filed appeal with the Intermediate People’s Court of Shenzhen in February 2022 and at the same time filed for asset protection with the court. The case is now under review by the court and the asset protection for the three companies was granted and a total of RMB 442,560 of Shenzhen Yiyun’s cash was restricted from period of September 2, 2021 to September 1, 2022. The Company believes the case will be dismissed and no contingent loss was recorded on the consolidated financial statements.

Yingke network technology (Hainan) Co., Ltd., the plaintiff, filed a lawsuit against Shenzhen Kuxuanyou, the defendant, for a service contract regarding the plaintiff’s RMB 673,537 of unconsumed recharge and the corresponding loss of interest on capital occupation, as well as the penalty of RMB 322,939. If the liability for breach of contract agreed by both parties and resulting in punishment is determined by the court as the cause of the Company, the relative’s party’s lawsuit may be supported, and the Company may be faced with the legal risk of returning the unused recharge and paying liquidated damages. The management of the Company thinks that there is more than 50% possibility for the company to compensate the liquidated damages and refund the unconsumed recharge, so the provision for losses was made.

Due to disposal of Shenzhen Kuxuanyou and Shenzhen Yiyun in November 2022, the Company no longer has any contingencies related to these pending litigations

Note 23 — Segments

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Segments (cont.)

The following tables present summary information by segment for the years ended December 31, 2020, 2021 and 2022:
	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2020
	RMB	RMB	RMB	RMB
Revenues	307,328,308	29,740,544	428,944,734	766,013,586
Cost of revenues	211,297,881	3,137,805	382,143,014	596,578,700
Gross profit	96,030,427	26,602,739	46,801,720	169,434,886
Depreciation and amortization	9,505,919	3,155,190	1,890,183	14,551,292
Total capital expenditures	94,964	20,897	368,913	484,774
	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2021
	RMB	RMB	RMB	RMB
Revenues	435,917,971	14,056,868	483,816,680	933,791,519
Cost of revenues	254,217,297	4,385,783	425,620,752	684,223,832
Gross profit	181,700,674	9,671,085	58,195,928	249,567,687
Depreciation and amortization	5,936,500	5,385,869	7,202,994	18,525,363
Total capital expenditures	23,782,060	17,120	1,366,302	25,165,482
	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2022	Total December 31, 2022
	RMB	RMB	RMB	RMB	USD
Revenues	480,474,142	1,205,235	200,613,602	682,292,979	97,965,853
Cost of revenues	337,945,690	145,397	201,155,503	539,246,590	77,426,785
Gross profit	142,528,452	1,059,838	(541,901)	143,046,389	20,539,068
Depreciation and amortization	2,939,581	2,761	7,541,422	10,483,764	1,505,293
Total capital expenditures	1,105,905	—	—	1,105,905	158,789

Total assets as of:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
AR advertising services	1,306,152,502	1,071,603,048	153,864,264
AR entertainment	12,487,702	9,504,306	1,364,659
Semiconductor business	186,388,493	179,234,012	25,735,004
Total assets	1,505,028,697	1,260,341,366	180,963,927

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Segments (cont.)

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:
	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2022
	RMB	RMB	RMB	USD
Mainland PRC revenues	367,163,638	593,803,869	483,328,411	69,397,870
Hong Kong revenues	264,404,450	118,590,946	61,882,662	8,885,315
International revenues	134,445,498	221,396,704	137,081,906	19,682,668
Total revenues	766,013,586	933,791,519	682,292,979	97,965,853

Note 24 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2022 up through the date the Company issued these consolidated financial statements.

On January 13, 2023, MicroAlgo entered into a Private Placement Unit Purchase Agreement (the “Purchase Agreement”) with Joyous JD Limited (the “Investor”). Pursuant to the Purchase Agreement, the Investor will purchase up to 2,666,667 units of MicroAlgo’s securities at RMB 8.36 (USD 1.20) per unit. Each unit consists of one ordinary share of MicroAlgo, par value RMB 0.007 (USD 0.001) per share, (“Ordinary Share”) and one warrant entitling the holder to purchase one whole Ordinary Share at an exercise price of RMB 9.40 (USD 1.35) per whole share. The gross proceeds to MicroAlgo from this private offering is approximately RMB 22.3 million (USD 3.2 million). The closing is subject to the satisfaction of customary closing conditions.

In connection with the private placement, MicroAlgo also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor pursuant to which MicroAlgo will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement covering the Registrable Securities within a reasonable timeframe upon the demand of the Investor. MicroAlgo shall use reasonable efforts to cause the registration statement covering the Registrable Securities to be declared effective as promptly as practicable after the filing thereof.

Note 25 — Condensed financial information of the parent company

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25 — Condensed financial information of the parent company (cont.)

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.

PARENT COMPANY BALANCE SHEETS
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash in bank	402,451,863	17,660,758	2,535,789
Short term investment	33,540,301	27,761,919	3,986,147
Other receivables – intercompany	522,047,391	875,276,939	125,675,120
Total current assets	958,039,555	920,699,616	132,197,056
OTHER ASSETS
Other receivable-related parties	5,738,130	49,794,054	7,149,593
Investment in subsidiaries	300,285,822	80,972,615	11,626,312
Total other assets	306,023,952	130,766,669	18,775,905
Total assets	1,264,063,507	1,051,466,285	150,972,961
LIABILITIES AND SHAREHOLDERS’ EQUITY
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding of December 31, 2021 and 2022	13,095	13,095	1,880
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 153,300,513 shares issued and outstanding of December 31, 2021 and 2022	102,127	102,127	14,664
Additional paid-in capital	1,454,680,407	1,552,410,496	222,990,166
Accumulated deficit	(164,334,928)	(517,971,017)	(74,371,969)
Statutory reserves	28,573,157	24,478,153	3,514,653
Accumulated other comprehensive loss	(54,970,351)	(7,566,569)	(1,086,433)
Total shareholders’ equity	1,264,063,507	1,051,466,285	150,972,961
Total liabilities and shareholders’ equity	1,264,063,507	1,051,466,285	150,972,961

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25 — Condensed financial information of the parent company (cont.)

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
OPERATING EXPENSES
General and administrative	(8,400,720)	(10,704,897)	(7,372,851)	(1,058,618)
Research and development	(43,402,651)	(27,394,359)	(242,803,298)	(34,862,490)
Stock compensation	(191,418,458)	(10,582,557)	(6,447,471)	(925,749)
Total operating expenses	(243,221,829)	(48,681,813)	(256,623,620)	(36,846,857)
LOSS FROM OPERATIONS	(243,221,829)	(48,681,813)	(256,623,620)	(36,846,857)
OTHER INCOME (EXPENSE)
Investment income (loss)	12,284,332	2,491,671	(29,052,387)	(4,171,437)
Interest income	37,679	2,408	78,931,	11,333
Finance expense	(32,259)	(21,282)	(22,526)	(3,234)
Other income (expense), net	(147)	503,806	3,452,034	495,654
Equity income (loss) of subsidiaries	79,764,356	(190,267,969)	(75,563,525)	(10,849,659)
Total other income (expense), net	92,053,961	(187,291,366)	(101,107,473)	(14,517,343)
NET LOSS	(151,167,868)	(235,973,179)	(357,731,093)	(51,364,200)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(38,531,887)	(19,536,206)	47,403,782,	6,806,390
COMPREHENSIVE LOSS	(189,699,755)	(255,509,385)	(310,327,311)	(44,557,810)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25 — Condensed financial information of the parent company (cont.)

PARENT COMPANY STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(151,167,868)	(235,973,179)	(357,731,093)	(51,364,200)
Adjustments to reconcile net income to cash used in operating activities:
Stock compensation expense	191,418,458	10,582,557	6,447,471	925,749
(Gain) loss from short term investment	(12,284,332)	(2,491,671)	29,052,387	4,171,437
Equity (income) loss of subsidiaries and VIEs	(79,764,356)	190,267,969	75,563,525	10,849,659
Change in operating assets and liabilities
Intercompany	(295,669,805)	(199,216,770)	(140,366,420)	(20,154,269)
Prepaid expenses	(1,680,156)	1,571,484	—	—
Net cash used in operating activities	(349,148,059)	(235,259,610)	(387,034,130)	(55,571,624)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short term investments	(173,557,366)	(98,023,653)	(314,610,239)	(45,172,765)
Redemptions of short term investments	151,096,293	99,084,663	294,130,260	42,232,183
Long term investment in subsidiaries	(202,168,656)	870,953	—	—
Net cash (used in) provided by investing activities	(224,629,729)	1,931,963	(20,479,979)	(2,940,582)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offerings, net	572,812,469	508,132,968	—	—
Repayment to related party loans	—	(2,274,154)	—	—
Sale of subsidiary’s noncontrolling interest	—	87,369,300	—	—
Net cash provided by financing activities	572,812,469	593,228,114	—	—
EFFECT OF EXCHANGE RATE ON CASH	(14,014,753)	(12,519,279)	22,723,004	3,262,643
CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(14,980,072)	347,381,188	(384,791,105)	(55,249,563)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	70,050,747	55,070,675	402,451,863	57,785,352
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	55,070,675	402,451,863	17,660,758	2,535,789

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:
	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash and cash equivalents	41,981,726	402,451,863	17,660,758	2,535,789
Restricted cash	13,088,949	—	—	—
Total cash, cash equivalents and restricted cash shown in the parent company statements of cash flows	55,070,675	402,451,863	17,660,758	2,535,789