Form 20-F
period 2023-12-31
WiMi Hologram Cloud Inc.
filed 2024-04-25
CIK 1770088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili,

Chaoyang District, Beijing

The People’s Republic of China, 100020

(Address of principal executive offices)

Shuo Shi, Chief Executive and Operations Officer

sean@wimiar.com

Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili,

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, there were (i) 20,115,570 Class A ordinary shares issued and outstanding, par value US$0.0001 per share, and (ii)  176,300,513 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

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

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refer to the American depositary shares, each representing two Class B ordinary shares;

●	“AR” refers to augmented reality, a technology that enhances the real world through the use of sensory information (visual, audio, or otherwise), which is added to the actual view of the real world;

●	“China” or “PRC” refers to the People’s Republic of China;

●	“CPM” refers to cost per thousand impressions, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refer to the legal currency of the Hong Kong SAR;

●	“ordinary shares” refer to ordinary shares consisted of our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“US$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States;

●	“View” refers to the number of times an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

●	“Venus” refers to “Venus Acquisition Corporation”, which changed its name to MicroAlgo Inc. on December 12, 2022;

●	“WIMI”, “WiMi Cayman”, “we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report refer to WiMi Hologram Cloud Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs and their subsidiaries.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of USD 1.00 to RMB 7.0827, representing the mid-point reference rate set by People’s Bank of China on December 29, 2023, the last business day for the year ended December 31, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Shareholders

We are not an operating company in China, but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses. Accordingly, we operate these businesses in China through our VIEs, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their shareholders to control the business operations of our VIEs. Revenues contributed by our VIEs and their subsidiaries accounted for 21.7%, 4.7% and 0.5% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to WiMi Hologram Cloud Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China. Investors of our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

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

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Trial Measures. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC will prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Onestop Assurance PAC (“Onestop”).

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China (“MOF”). The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, Onestop Assurance PAC, is headquartered in Singapore and registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China —Our ADSs may be delisted and our ADSs and shares prohibited from trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate certain auditors.”

The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

Cash and Asset Flows through Our Organization

WIMI is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, WIMI ’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to WIMI. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements.

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or the SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business or financial condition.”

Under PRC laws, WIMI may fund its PRC subsidiaries only through capital contributions or loans, and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements.

WIMI has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

We are permitted under PRC laws and regulations as an offshore holding company to provide fundings to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the record-filing and registration with government authorities and limit on the amount of loans. Subject to satisfaction of the applicable government registration requirements, we may extend inter-company loans to our wholly foreign-owned subsidiaries in China or make additional capital contributions to the wholly foreign-owned subsidiaries to fund their capital expenditures or working capital. If we provide fundings to our wholly foreign-owned subsidiaries through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as registered with the foreign investment authorities and our registered capital. Such loans must also be registered with SAFE (as defined herein) or their local branches. For more detailed information and risks associated with a transfer of funds by the Company to our PRC subsidiaries in the form of a loan or capital injection, please refer to our Annual Report on 20-F in the section “Risk Factors — Risk Factors Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.”

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Summary of Risk Factors

Investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

●	We operate in a relatively new and rapidly evolving market and our competitive position and results of operations could be harmed if we do not compete effectively.

●	We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

●	If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

●	We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital on favorable terms or at all, our business, financial condition and prospects may be materially and adversely affected.

●	If existing or new customers are less willing to cooperate with us, our revenues and profits may be adversely affected.

●	If we fail to successfully compete with other advertising platforms, media companies, AR or traditional advertisement producers, our revenues and profits may be adversely affected.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our VIEs. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Investors thus are not purchasing the right to convert shares into direct equity interest in our operating entities in China but instead are purchasing the right to convert shares into equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item D. Risk Factors — Risks Relating to Our Corporate Structure.”

Risks Relating to Doing Business in China

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

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

●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item D. Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

●	Our ADSs may be delisted and our ADSs and shares prohibited from trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate certain auditors.

●	We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.

Risks Relating to the ADSs

●	The market price for our ADSs have fluctuated and may be volatile.

●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

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

We incurred net loss in the last three years, and we may not be able to maintain profitability in the future.

We had net loss of RMB 254.4 million in 2021, RMB 376.8 million in 2022 and RMB 510.4 million (USD 72.1 million) in 2023. We have made significant investments in research and development expenses to develop and expand our business. We expect to continue to invest significantly in research and development to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow from operating activities on a timely basis, or at all.

We may not maintain profitability, or we may incur substantial losses for a number of reasons, including the lack of demand for our products and services, increasing competition, challenging macro-economic environment, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.

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

We have made and will continue to make significant investments in research, development, and marketing for existing products, services, and technologies, including holographic AR advertising solutions, mobile payment middleware, integrated holographic AR software, other AR-based holographic offerings, holographic 3D vision-related semiconductor application solutions, and central processing algorithms and related services, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to, innovativeness, developer support, and effective distribution and marketing. If customers do not perceive our latest offerings as providing significant new functionality or other value, they may reduce their purchases of our services or products, unfavorably affecting our revenue and profits. We may not achieve significant revenue from new product, service, or new applications of existing new product, service, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins we have experienced historically. Furthermore, developing new technologies is complex and can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect our revenue and profits.

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

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of December 31, 2023, we had 244 registered patents. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any pending patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar to or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that as of December 31, 2023, our internal control over financial reporting was not effective due to material weaknesses identified above. Once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 （USD 2,526,259）of loss from the transfer, FE-DA and its subsidiaries were Disposed in April 2023.

On June 10, 2021, our wholly-owned subsidiary, VIYI Algorithm Inc., or VIYI, entered into a definitive merger agreement with Venus Acquisition Corporation, a Cayman Islands exempted company and a publicly traded special purpose acquisition corporation (“Venus”) (the “Merger Agreement”). Pursuant to the Merger Agreement, a newly created merger subsidiary of Venus will be merged with and into VIYI with VIYI being the surviving entity and becoming Venus’ wholly owned subsidiary (“Merger”). The proposed merger had been completed on December 9, 2022, Venus had changed its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company.

As a result of the Merger, the ordinary shares of MicroAlgo Inc.（“MicroAlgo”） became listed on NASDAQ under the symbol MLGO. The Company received 28,910,892 shares of MicroAlgo as consideration for the Merger. The MicroAlgo’s shares which the Company received as consideration are not currently freely tradable without a valid exemption or exception from the registration requirements pursuant to the Securities Act of 1933. However, MicroAlgo and the Company (and other investors) have entered into a Registration Rights Agreement which gives the Company the right to demand the registration of MicroAlgo shares owned by the Company. After an effective registration of MicroAlgo shares owned by the Company, the Company will be able to sell the MicroAlgo shares it owns publicly. The Company has not exercised such right as of the date of this report. In the event the Company exercises its registration rights or disposes of some or all of the MicroAlgo shares that it owns, then the value of our shares after such disposition may not equal or exceed the value of shares prior to such disposition or to the closing of the Merger.

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

We adopted our 2020 Equity Incentive Plan, or the 2020 Plan, in July 2020 and 2023 Equity Incentive Plan or 2023 Plan in January 2023 for purposes of granting stock-based compensation awards to employees, directors, officers, and consultants to incentivize their performance and align their interests with ours. The maximum number of Class B ordinary shares which may be issued pursuant to all awards under the 2020 Plan is 17,500,000. The maximum number of Class B ordinary shares which may be issued pursuant to all awards under the 2023 Plan is 23,000,000. We believe the grant of share incentive awards is of significant importance to our ability to attract and retain employees, and we may continue to grant share incentive awards to employees in the future. As a result, we will incur expenses associated with stock-based compensation, which may have an adverse effect on our results of operations and financial condition.

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

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCAA.  On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted, which amended the HFCAA by reducing the aforementioned inspection period from three to two consecutive years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

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

Our predecessor auditor, the independent registered public accounting firm that issued the audit report for the years ended December 31, 2020 and 2021 included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our predecessor auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. For example, the enforcement of laws and rules and regulations in China can change quickly, which could result in a material change in our operations and/or the value of our ADSs.

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

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2023, we have 20,115,570 Class A ordinary shares and 176,300,513 Class B ordinary shares outstanding. The ADSs representing our Class B ordinary shares sold in our public offerings are freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares are available for sale, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. To the extent that these ordinary shares are sold into the market, the market price of our ADSs could decline.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2023. However, it is not entirely clear how the contractual arrangements between our subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10.E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF OUR COMPANY

We commenced our commercial operations in May 2015 through Beijing WiMi Hologram Cloud Software Co., Ltd., or Beijing WiMi (previously under the name “WiMi Lightspeed Capital Investment Management (Beijing) Co., Ltd.”). In February 2016, Beijing WiMi formed a wholly-owned subsidiary, Micro Beauty Lightspeed Investment Management HK Limited in Hong Kong. In addition, Beijing WiMi acquired 100% equity interest in Shenzhen Yidian Network Technology Co., Ltd, or Shenzhen Yidian on October 21, 2015, Shenzhen Yitian Internet Technology Co., Ltd., or Shenzhen Yitian on August 20, 2015 and Shenzhen Kuxuanyou Technology Co., Ltd., or Shenzhen Kuxuanyou on August 26, 2015.

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

On April 6, 2023, VIYI’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 (USD 2,526,259) of loss from the transfer. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

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

On July 1, 2021, Weidong Technology Co., Ltd.(“Weidong”) acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”), the remaining 1% of Shanghai Guoyu is acquired by Shenzhen Yiyou Online Technology Co., Ltd.(“YY Online”). On July 14, 2021, Weidong transferred its 100% equity interest of Korgas Weidong to Shanghai Guoyu. On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen. On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On April 15, 2021, VIYI Ltd formed a 55% owned subsidiary Viwo Technology Limited (“Viwo Technology”), a Hong Kong limited company. On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations. In November 2021, Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”). In December 2022, Viwotong Tech acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“Younike”).

On June 5, 2023 VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands. On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman. On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology to VIWO Cayman. On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Limited (“VIWO HK”) in Hong Kong. On January 23, 2024, VIWO Technology (HK) Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd.(“Beijing Viwotong”). In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

Our corporate headquarters is located at Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing, the People’s Republic of China. Our telephone number at this address is +86-10-5338-4913. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

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

Capital Expenditure

Our capital expenditure amounted to approximately RMB 25.2 million, RMB 1.1 million and RMB 69.5 million (USD 9.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

B. BUSINESS OVERVIEW

We offer AR-based holographic services and products to cater to our customers’ needs, focusing on providing an innovative, immersive and interactive holographic AR experience for our customers and end users. We also engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration. Our AR service and product offerings primarily consist of holographic AR advertising services and holographic AR entertainment products. The core of our holographic AR business is holographic AR technologies used in software engineering, content production, cloud and big data. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner. We believe that the application demand for holographic 3D vision in the semiconductor sector is growing rapidly and represents huge market potentials. Starting in July 2020, we began to develop our semiconductor business.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of December 31, 2023 are set out as follows:

●	Patent: We had 244 registered patents in China, which covers technologies for image processing and display, model input/output and 3D modeling. 237 of our 244 registered patents were granted as patent for utility model;

●	Software copyrights. We maintain a large portfolio of copyright-protected software. We had 565 registered software copyrights in China;

●	Trademarks. We had 90 registered trademarks in China, and no pending trademark application with the PRC State Administration for Industry and Commerce; and

●	Domain names. We had 12 registered domain names in China.

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

Patents

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, and most recently amended on October 17, 2020 and became effective on June 1, 2021, the patents are divided into three types. According to the Patent Law of the PRC and the Interim Measures on the Handling of Examination Operations in relation to the Implementation of the Amended Patent Law issued by the China National Intellectual Property Administration on May 24, 2021, invention patents are valid for 20 years, utility model patents are valid for 10 years and design patents filed no later than May 31, 2021 are valid for 10 years while design patents filed on or after June 1, 2021 are valid for 15 years, from the date of application.

On June 15, 2001, the State Council promulgated the Implementation Rules for the Patent Law of the PRC, which was last amended on December 11, 2023 and became effective from January 20, 2024. According to the Patent Law of the PRC and its implementing regulations, the State Intellectual Property Office of the PRC is primarily responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third-party player must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982, last amended on April 23, 2019, and took effect on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law, adopted by the State Council on August 3, 2002, and revised on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term. On January 13, 2023, the State Intellectual Property Office issued a notice of public consultation on the Draft Revision of the Trademark Law of the PRC (Draft for Comments). As of the date of this annual report, such draft has not been formally adopted.

Software Copyright Law

The Copyright Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990, last amended on February 26, 2010, became effective as of April 1, 2010, further amended on November 11, 2020, and took effect on June 1, 2021. Under the currently effective Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The Computer Software Copyright Registration Measures or the Software Copyright Measures promulgated by the National Copyright Administration on April 6, 1992, which was amended on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The National Copyright Administration of China shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Centre of China (the “CPCC”), is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which conforms to the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

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

Regulations Relating to Internet Advertisement

The PRC Advertisement Law, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and last amended on April 29, 2021, requires advertisers to ensure that the contents of the advertisements are true. The content of advertisements cannot contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the nation or divulges state secret, (ii) information that contains wordings such as “national level,” “highest level,” and “best,” and (iii) information that contains ethnic, racial, religious, or sexual discrimination. Advertisements posted or published through the internet cannot affect normal usage of network by users. Advertisements published in the form of pop-up window on the internet must display the close button clearly to make sure that the viewers can close the advertisement by one-click.

On July 4, 2016, the PRC State Administration for Industry and Commerce, promulgated the Internet Advertisement Measures, which became effective on September 1, 2016. The Internet Advertisement Measures regulates any advertisement published on the internet, including but not limited to, those on websites, webpage, and Apps, those in the forms of word, picture, audio and video. According to the Internet Advertisement Measures, internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the internet information service provider merely provides information services and is not involved in the internet advertisement businesses. The following activities are prohibited under the Internet Advertisement Measures: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements provided by others; (ii) using network access, network equipment, and applications to disrupt the normal transmission of lawful advertisements provided by others or adding or uploading advertisements without permission; or (iii) harming the interests of others by using false statistics or traffic data.

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisement, effective from May 1, 2023. These measures are applicable to the usage of internet media such as websites, web pages, and internet applications, whether directly or indirectly, to promote commercial advertisement activities for products or services via text, images, videos or other forms, in the territory of PRC. Under the new measures, when publishing internet advertisements in the form of pop-ups or other forms, the advertiser or the publisher should prominently mark a close button to ensure that the advertisement can be closed with one click. Furthermore, operators of live broadcasting rooms who are commissioned to provide advertisement design, production, agency and publishing services shall assume legal responsibility and obligations as the advertisement operator and advertiser.

Regulations on Information Security and Privacy Protection

Internet content in the PRC is regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress (the “SCNPC”) enacted the Decisions on the Maintenance of Internet Security, which took effect on December 28, 2000 and was last amended on August 27, 2009, to subject persons to criminal liabilities in the PRC for any attempt to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administration Measures on the Security Protection of Computer Information Network with International Connections, which took effect on December 30, 1997 and was last amended on January 8, 2011, prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Provisions on the Technical Measures for the Protection of the Security of the Internet, which was promulgated by the MPS and took effect on March 1, 2006, require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including users registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its website. In accordance with the Circular of the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and The Information Office of the State Council on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security which took effect on June 22, 2007, the security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which took effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in PRC and the personal information includes a user’s name, birth date, identification card number, address, phone number, account number, password and other information that can be used for identifying a user and time and place the user uses the aforementioned service. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of user’s information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Several Provisions on Regulation of the Market Order of Internet Information Service, which took effect on March 15, 2012, stipulate that without the consent of users, internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information, nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations.

In accordance with the Cyber Security Law of the PRC, which took effect on June 1, 2017, network operators shall comply with relevant laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC. The purchase of network products and services that may affect national security shall be subject to national cyber security review. The Measures for Cybersecurity Review, which took effect on June 1, 2020, provide for more detailed rules regarding cyber security review requirements. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (the “Interpretations”), which took effect on June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law specifically specifies the rules for handling sensitive personal information, i.e., personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation, among others, implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, requires algorithm recommendation service providers to inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and requires such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services.

Regulations on Online Games

Regulatory Authorities

Pursuant to the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the General Administration of Press and Publication (National Copyright Administration) promulgated by the General Office of the State Council on July 11, 2008, the Notice of the State Commission Office for Public Sector Reform on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation and Comics, Online Game and Comprehensive Law Enforcement in Culture Market in the Three Provisions jointly promulgated by the Ministry of Culture of the PRC, State Administration of Radio, Film and Television of the PRC and the General Administration of Press and Publication, or the GAPP on September 7, 2009, the administration of anime and online game shall be conducted by the Ministry of Culture of the PRC, and the GAPP is responsible for the examination and approval process of online games prior to online publication. After the online games uploaded on the internet, online games will be administered by the Ministry of Culture and Tourism. Moreover, if an online game is launched on the internet without the prior approval of the GAPP, the Ministry of Culture and Tourism will be responsible for guiding the cultural market law enforcement team to conduct investigation and punishment. In March 2013, the State Administration of Press, Publication, Radio, Film and Television formed based on the Notice on the Institutional Reform issued by the State Council.

In March 2018, the Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress of the PRC promulgated the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal, collectively, the Institutional Reform Plans. According to the Institutional Reform Plans, effective from March 21, 2018, the State Administration of Press, Publication, Radio, Film and Television was reformed and now known as the National Radio and Television Administration under the State Council, and the responsibility of the State Administration of Press, Publication, Radio, Film and Television for administration of news, publication and films, such as the approval of online game registrations and issuance of game publication numbers has been transferred to the National Press and Publication Administration under the Propaganda Department of the Central Committee of the Communist Party of China. The National Press and Publication Administration at the national level suspended approval of game registration and issuance of publication numbers for online games since March 2018 and resumed to issue game publication numbers by batches periodically since December 2018, according to certain news reports. Beginning in December 2018, the National Press and Publication Administration at the national level started to approve new online games.

On May 14, 2019, the Ministry of Culture and Tourism promulgated the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work, which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism, or the Function Configuration Regulations, effective from July 30, 2018, and further specifies that the Ministry of Culture and Tourism no longer assumes the responsibility for administering the industry of online games. On July 10, 2019, the Ministry of Culture and Tourism issued the Abolition Decisions on the Interim Administrative Measures for the Administration of Online Games and the Administrative Measures for Tourism Development Plan, or the Abolition Decision. The Abolition Decision also cites the Function Configuration Regulations and further abolishes the Interim Measures for the Administration of Online Games, or the Online Game Measures, which means that the Ministry of Culture and Tourism will no longer regulate the industry of online games. On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority oversees online game publishing activities nationwide while local authorities at county level and above are responsible for supervision within their respective administrative regions. As of the date of this annual report, the draft has not been formally adopted.

Online Game Publication

According to the Internet Publishing Measures, before publishing an online game, an online publishing service provider shall file an application with the competent provincial-level publishing administrative department where it is located, and the application, if reviewed and approved, shall be submitted to the National Press and Publication Administration for approval. The Notice of the General Office of the General Administration of Press, Publication, Radio, Film and Television on the Administration of Mobile Game Publishing Services, which was issued on May 24, 2016, and took effect on July 1, 2016, provides that game publishing services providers shall be responsible for examining the content of their games and applying for game publication numbers, and for the purpose of this notice, the online game publishing services providers refer to online publishing service entities that have obtained the Internet Publishing Service License with game publishing business included in their scope of business.

Online Game Operations

The Online Game Measures issued by the Ministry of Culture of the PRC on June 3, 2010, and last amended on December 15, 2017, comprehensively regulate the activities related to online game business, including the research and development and production of online games, the operation of online games, the standards for online games content, the issuance of virtual currencies used for online games and virtual currency trading services. The Online Game Measures provide that any entity engaging in online game operations must obtain an Online Culture Operating Permits, and the content of an imported online game must be examined and approved by the Ministry of Culture and Tourism prior to its launch. Domestically developed online games must be filed with the Ministry of Culture and Tourism within 30 days of its launch. The Notice of the Ministry of Culture of the PRC on the Implementation of the Interim Measures for the Administration of Online Games, which took effect on August 1, 2010, specifies the entities regulated by the Online Game Measures and procedures related to the Ministry of Culture and Tourism’s review of the content of online games, and emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration by their game players.

On July 10, 2019, the Ministry of Culture and Tourism issued the Abolition Decision, which specifies that the Online Game Measures was abolished by the Ministry of Culture and Tourism on July 10, 2019. On August 19, 2019, the Ministry of Culture and Tourism issued the Announcement on Results of Regulatory Documents Clean-up, which specifies that the Notice of the Ministry of Culture and Tourism on the Online Games Measures was abolished.

On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority oversees online game publishing activities nationwide while local authorities at county level and above are responsible for supervision within their respective administrative regions. Online games should set spending limits and ban daily log-in rewards according to these draft measures. These draft measures also propose to ban large tips for rewards to players who livestream their games and prohibits online games from offering probability-based luck draw features to minors. As of the date of this annual report, these draft measures have not been formally adopted.

Virtual Currency and Virtual Items

On February 15, 2007, the Notice on Further Strengthening Administration of Internet Cafes and Online Games, or the Online Games Notice, was jointly issued by the Ministry of Culture of the PRC, the People’s Bank of China and other governmental authorities with the goal of strengthening the administration of virtual currency in online games and to avoid any adverse impact on the PRC economy and financial system. The Online Games Notice imposes strict limits on the total amount of virtual currency issued by online game operators and the amount purchased by individual players and requires a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Online Games Notice further provides that virtual currency must only be used to purchase virtual items and prohibits any resale of virtual currency.

On June 4, 2009, the Ministry of Culture of the PRC and the Ministry of Commerce jointly issued the Notice on Strengthening Administration of Virtual Currency of Online Games, or the Virtual Currency Notice. According to the Virtual Currency Notice, it defines the meaning of the term “virtual currency” and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are also not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for players’ cash or virtual money.

According to the Notice on Regulating the Operations of Online Games and Strengthening Interim and Ex Post Regulation promulgated by the Ministry of Culture of the PRC on December 1, 2016, and effective as of May 1, 2017, the virtual items, purchased by users directly with legal currency, by using the virtual currencies of online games or by exchanging the virtual currencies of online games according to a certain percentage and enabling users to directly exchange for other virtual items or value-added service functions in online games, shall be regulated pursuant to the provisions on virtual currencies of online games. Online game operators shall not provide users with services to exchange virtual currencies into legal currency or physical items. Where it provides users with the option to exchange virtual currencies into physical items of minor value, the content and value of such physical items shall be in compliance with relevant laws and regulations of the State. However, this notice has been abolished by the Ministry of Culture and Tourism as of August 19, 2019.

On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which stipulated that (i) in-game currency shall be used only for exchanging in-game products and services provided by the operator, and shall not be used to pay for or purchase physical objects or exchange products and services of other entities; (ii) online game publishers shall not exchange the virtual items of online games obtained by users into legal tender; and (iii) where online game virtual items can be exchanged for small-value physical objects, the contents and value of such physical objects shall comply with the relevant national laws and regulations. As of the date of this annual report, this draft has not been formally adopted.

Anti-addiction System and Protection of Minors

In March 2007, the GAPP and several other government agencies issued a circular requiring the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register with their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification.

In July 2011, the GAPP, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, in order to strengthen the implementation of the anti-fatigue and real-name registration system. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

In 2011, the Ministry of Culture of the PRC, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors.

This circular indicates that online game operators must have person in charge, set up specific service webpages and publish specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior.

On October 25, 2019, the National Press and Publication Administration issued the Notice on Preventing Minors from Indulging in Online Games which took effect on November 1, 2019. The Notice stipulates several requirements on the online game operation, including but not limited to: (i) all online game users shall register their game accounts with valid identity information; (ii) the time slot and duration for playing online games by minors shall be strictly controlled; (iii) the provision of paid services to minors shall be regulated; (iv) the regulation of the industry shall be enhanced and the requirements above shall be requisite for launching, publishing and operating online games; and (v) the development and implementation of an age-appropriate reminding system shall be explored. Online game companies shall analyze the cause of minors’ addiction to games, and alter the content and features of games or game rules resulting in such addiction.

On October 17, 2020, the Standing Committee of the National People’s Congress revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 10:00 p.m. to 8:00 a.m. the next day.

On August 30, 2021, the National Press and Publication Administration promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the National Press and Publication Administration for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names.

In October 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which took effect on January 1, 2024. This regulation enhances oversight of online content, safeguards minors’ personal information, and addresses the prevention and management of minors’ internet addiction. It also reinforces the responsibilities and duties of online platform service providers catering to a significant number of minor users or impacting minors extensively. This includes fully considering the physical and mental developmental needs of minors throughout all stages of internet platform services, such as in design, research and development, and operations, conducting regular evaluations of the impact of minors’ online protection, and offering “teen mode” or designated areas for minors to access products or services that contribute to their physical and mental well-being. Additionally, it mandates the establishment of an external-dominant independent body to supervise the protection of minors on the internet.

In December 2023, the National Press and Publication Administration issued the Administrative Measures for Internet Games (Draft for Comment), which provided detailed regulations for the protection of minors in online gaming operations. These rules include, but are not limited to: (i) strict control over the duration and time minors spend playing online games, (ii) prohibition of minors from accessing games that may easily lead to addiction or contain inappropriate content for minors, and (iii) prohibition of certain services provided to minors, such as account rental and sale, in-game currency and virtual item trading, game boosting or game leveling services, and probability-based luck draw features. As of the date of this annual report, the draft has not been formally adopted.

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

According to the Notice of the Ministry of Finance and the State Tax Administration on Adjusting Value-added Tax Rates, issued on April 4, 2018, and became effective on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the Ministry of Finance, the State Tax Administration and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, issued on March 20, 2019, and became effective on April 1, 2019, the value added tax rate was reduced to 13% and 9%, respectively.

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

On October 23, 2019, the SAFE released the Circular 28, according to which besides foreign-invested enterprises engaged in investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List (2021) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.

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

Regulation on Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, last amended in 2023 and to be effective in July 2024 and the Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. On May 26, 2023, the CSRC promulgated another supporting guideline, which came into effect on the same date. These measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Under these measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC.

According to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidelines, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing constitutes endangers to national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; or (v) if there are material ownership disputes over the equity held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidelines require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three working days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three working days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three working days after the submission of offering application outside mainland China; and (iv) report material events to the CSRC within three working days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that the domestic companies that have already been listed overseas before March 31, 2023 shall be deemed as the existing applicants who are not required to complete the filing procedures immediately but shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provision on Confidentiality of Overseas Securities Issuance and Listing which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality of Overseas Securities Issuance and Listing, where a domestic enterprise provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, it shall report the same to the competent department with the examination and approval authority for approval in accordance with the law, and submit the same to the secrecy administration department of the same level for filing. Domestic enterprises providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures pursuant to the relevant provisions of the State. The working papers formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and those that need to leave the PRC shall go through the examination and approval formalities in accordance with the relevant provisions of the State.

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

C.  ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of the date of this report, including our significant subsidiaries and VIEs.

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

D.  PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China we currently lease approximately 832.2 square meters of office space in the aggregate. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

Starting in July 2020, we developed our semiconductor business as we believe that the application demand of holographic 3D vision in the semiconductor sector is growing rapidly, representing huge market potentials. We engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration by establishing VIYI which subsequently merged with Venus Acquisition corporation.

Our total revenues were RMB 933.8 million, RMB 682.3 million and RMB 585.4 million, (USD 82.6 million) for the year ended December 31, 2021, 2022 and 2023, respectively. We recorded a net loss of RMB 254.4 million, RMB 376.8 million and RMB 510.4 million (USD 72.1 million) for the years ended December 31, 2021, 2022 and 2023. respectively.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for AR advertising services

Approximately 48.2%, 70.6% and 97.7% of our revenues were generated from our holographic AR advertising services for the years ended December 31, 2021, 2022 and 2023 respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our AR advertising services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, new services, products and capabilities, to newer stages of development. To retain and attract existing and potential customers, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, holographic AR and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings. We spent approximately RMB 155.6 million, RMB 341.6 million and RMB 171.1 million (USD 24.2 million) on research and development for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Key Components of Our Results of Operations

Revenues

Our revenues consist of AR advertising services revenues, AR entertainment revenues and semiconductor business revenues. AR advertising services use holographic AR materials and integrate them into advertisement on the online media platforms or offline displays. We generate revenues when we completed our performance obligation to deliver related services based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression (“CPM”) for online display and service period for offline display contracts. In 2021, we also started providing performance-based advertising services, where revenues are generated only when our customers’ target audiences complete certain transaction(s) as specified in the advertising service contracts.

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

Our breakdown of revenues for the years ended December 31, 2021, 2022 and 2023, respectively, is summarized below:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenues
AR advertising	435,917,971	480,322,821	571,842,123	80,737,872
AR entertainment	14,056,868	1,356,556	732,505	103,422
Semiconductor business	483,816,680	200,613,602	12,791,309	1,805,993
Total revenue	933,791,519	682,292,979	585,365,937	82,647,287

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

Our breakdown of cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively, is summarized below:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cost of revenues
AR advertising	254,217,297	337,945,690	397,499,842	56,122,643
AR entertainment	4,385,783	145,397	1,449,637	204,673
Semiconductor business	425,620,752	201,155,503	12,714,387	1,795,133
Total cost of revenues	684,223,832	539,246,590	411,663,866	58,122,449

Operating expenses

Operating expenses include selling, general and administrative, research, development and stock compensation expenses. Selling expenses are mainly salary and benefit expenses for our sales team and related travel expenses. General and administrative expenses are mainly salary and benefit of management, professional fees, services fees, rental and other operating expenses of attributable to general and administrative activities. Research and development expenses are mainly salary and benefits for in house software engineers and payments made to outside subcontractors. Stock compensation expenses are expenses related to the share awards granted to employees and consultants pursuant to the 2020 and 2023 stock compensation plan.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations as well as becoming a publicly traded company.

Results of Operations

Our consolidated results of operations for the years ended December 31, 2021, 2022 and 2023 are summarized below:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenues	933,791,519	682,292,979	585,365,937	82,647,287
Cost of revenues	(684,223,832)	(539,246,590)	(411,663,866)	(58,122,449)
Gross profit	249,567,687	143,046,389	173,702,071	24,524,838
Selling expenses	(10,603,800)	(5,932,506)	(3,562,585)	(502,998)
General and administrative expenses	(65,815,883)	(44,935,678)	(157,119,636)	(22,183,579)
Research and development expenses	(155,578,474)	(341,611,729)	(171,056,952)	(24,151,376)
Provision for doubtful accounts	(138,379,533)	(4,452,821)	(9,671,349)	(1,365,489)
Stock compensation expense	(10,582,557)	(6,447,471)	(55,658,036)	(7,858,308)
Goodwill impairment loss	(131,194,659)	(35,493,300)	(243,334,346)	(34,356,156)
Impairment loss from long-lived assets	(4,308,822)	(13,713,235)	(5,499,260)	(776,436)
Impairment loss from cost method investment	-	-	(144,863,324)	(20,453,122)
Change in fair value of business acquisition payables	3,239,892	-	-	-
Change in fair value of warrant liability	-	832,355	-	-
Loss from operations	(263,656,149)	(308,707,996)	(617,063,417)	(87,122,625)
Other (expense) income, net	8,426,463	(71,731,949)	104,170,561	14,707,749
Loss before provision for income taxes	(255,229,686)	(380,439,945)	(512,892,856)	(72,414,876)
Income taxes credit	835,222	3,622,909	2,526,873	356,767
Net loss	(254,394,464)	(376,817,036)	(510,365,983)	(72,058,109)
Other comprehensive income (loss)	(19,852,192)	41,795,213	66,887,988	9,443,854
COMPREHENSIVE LOSS	(274,246,656)	(335,021,823)	(443,477,995)	(62,614,255)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by approximately RMB 96.9 million, or 14.2%, from approximately RMB 682.3 million for the year ended December 31, 2022 to approximately RMB 585.4million (USD 82.6 million) for the year ended December 31, 2023, due to a decrease of approximately RMB 187.8 million (USD 26.5 million) in semiconductor business revenue, a decrease of approximately RMB 0.6 million (USD 0.1million) in AR entertainment revenue, and an increase of approximately RMB 91.5 million (USD 12.9 million) in AR advertising revenue.

Our AR advertising revenue increased by approximately RMB 91.5 million, or 19.1%, from approximately RMB 480.3 million for the year ended December 31, 2022 to approximately RMB 571.8 million (USD 80.7 million) for the year ended December 31, 2023. The increase was due to overall market demand for AR advertising increased.

Our AR entertainment revenue decreased by approximately RMB 0.6 million, or 46.0%, from approximately RMB 1.4 million for the year ended December 31, 2022 to RMB 0.7 (USD 0.1 million) for the year ended December 31, 2023. Our subsidiary, Shenzhen Yitian, did not engage in operational activities in 2023; hence, less AR entertainment revenue was recorded for the current fiscal year.

The revenue of our semiconductor business, which we started in July 2020, decreased by approximately RMB 187.8 million, or 93.6%, from approximately RMB 200.6 million for the year ended December 31, 2022, compared to approximately RMB 12.8 million (USD 1.8 million) for the year ended December 31, 2023.  The decline is due to the divestiture of Fe-da Electronics and its subsidiaries in the current fiscal year. As our revenue from semiconductor business is mainly from Fe-da.

Cost of Revenues

Our total cost of revenues decreased by approximately RMB 127.6 million, or 23.7%, from approximately RMB 539.2 million for the year ended December 31, 2022 to approximately RMB 411.7 million (USD 58.1 million) for the year ended December 31, 2023.

Our cost of revenues for AR advertising services increased by approximately RMB 59.6 million, or 17.6%, from approximately RMB 337.9 million for the year ended December 31, 2022 to approximately RMB 397.5 million (USD 56.1 million) for the year ended December 31, 2023. This increase is attributed to an increase in corresponding revenues, coupled with the company’s efforts to enhance the operational efficiency of its advertising business.

Our cost of revenues for AR entertainment increased by approximately RMB 1.3 million, or 897.0%, from approximately RMB 0.1 million for the year ended December 31, 2022 to approximately RMB 1.4 million (USD 0.2 million) for the year ended December 31, 2023. The increase was due to the disposal of AR entertainment holographic equipments with low price.

Our cost of revenues for semiconductor business was approximately RMB 201.2 million for the year ended December 31, 2022 compared to approximately RMB 12.7 million (USD 1.8 million) for the year ended December 31, 2023, mainly due to the decrease in the costs of products sold that was in line with the decrease of revenue for semiconductor business.

Gross Profit

Our gross profit increased by approximately RMB 30.7 million, from approximately RMB 143.0 million for the year ended December 31, 2022 to approximately RMB 173.7 million (USD 24.5 million) for the year ended December 31, 2023.

Our gross profits from our major business segments are summarized as follows:

	For the Years ended December 31,			Variance
	2022	2023	2023	Amount
	RMB	RMB	USD	RMB
AR advertising
Gross profit	142,377,131	174,342,281	24,615,229	31,965,150
AR entertainment
Gross profit	1,211,159	(717,132)	(101,251)	(1,928,291)
Semiconductor business
Gross profit	(541,901)	76,922	10,860	618,823
Total
Gross profit	143,046,389	173,702,071	24,524,838	30,655,682

Operating Expenses

For the year ended December 31, 2023, we incurred approximately RMB 790.8 million (USD 111.6 million) in operating expenses, representing an increase of approximately RMB 339.0 million, or 75.0%, from approximately RMB 451.8 million for the year ended December 31, 2022, the increase was mainly due to the disposal of Fe-da Electronics, fully goodwill impairment for Shenzhen Yitian, Shenzhen Yidian and Shanghai Guoyu and loss for intangible assets of Shanghai Guoyu, and stock compensation expenses.

Selling expenses decreased by approximately RMB 2.4 million, or 39.9%, from approximately RMB 5.9 million for the year ended December 31, 2022 to approximately RMB 3.6 million (USD 0.5 million) for the year ended December 31, 2023. The decrease was mainly due to the disposal of Fe-da Electronics reduced the number of sales personnel.

General and administrative expenses increased by approximately RMB 112.2 million, or 249.7%, from RMB 44.9 million for the year ended December 31, 2022 to approximately RMB 157.1 million (USD 22.2 million) for the year ended December 31, 2023. The increase was mainly due to the stock compensation expenses made by MicroAlgo with the amount of approximately RMB 117.4 million (USD 16.6 million).

Research and development expenses decreased by approximately RMB 170.6 million, or 49.9%, from approximately RMB 341.6 million for the year ended December 31, 2022 to approximately RMB 171.1 million (USD 24.2 million) for the year ended December 31, 2023. The decrease was mainly due to the company improved its research and development efficiency by optimizing allocation of resources and management procedures with less expenses during fiscal year 2023.

The provision for doubtful accounts increased by RMB 5.2 million or 117.2%, from RMB 4.5 million for the year ended December 31, 2022 to approximately RMB 9.7 million (USD 1.4 million) for the year ended December 31, 2023. The increase was mainly due to the bad debt of account receivables from Younike and the bad debt of other receivables from Shenzhen Yitian during fiscal year 2023.

Stock-based compensation increased by approximately RMB 49.2 million, or 763.3%, from RMB 6.4 million for the year ended December 31, 2022 to approximately RMB 55.7 million (USD 7.9 million) for the year ended December 31, 2023. Stock-based compensation increase was due to the amortization of stock-based compensation allocated to fiscal year 2023 and previous periods.

Impairment loss for goodwill increased by approximately RMB 207.8 million, or 585.6% from RMB 35.5 million for the year ended December 31, 2022 to approximately RMB 243.3 million (USD 34.4 million) for the year ended December 31, 2023. These impairment charges were driven by the disposal of Fe-da Electronics and the decline in forecasted profit from Shenzhen Yidian, Shenzhen Yitian and Shanghai Guoyu.

Impairment loss from cost method investment increased by approximately RMB 144.9 million, or 100.0%, from nil for the year ended December 31, 2022 to RMB 144.9 million (USD 20.5 million) for the year ended December 31, 2023. The increase was mainly due to the weak financial conditions recognized of Beijing WIMI’s and Shenzhen Weiyixin’s investments in near periods.

Change in fair value of warrant liability amounted to approximately nil for the year ended December 31, 2023 as the balance of warrant liability was nil and nil for the year ended December 31, 2022 and 2023, respectively.

Other income (expenses), net

Total other income, net, for the year ended December 31, 2023 was approximately RMB 104.2 million (USD 14.7 million) as compared to other expenses, net, of RMB 71.7 million for the year ended December 31, 2022.

For the year ended December 31, 2023, we have an income from investment of approximately RMB 52.7 million (USD 7.4 million) as compared an investment loss of approximately RMB 88.3 million for the year ended December 31, 2022. The increase of the income was primarily due to the movement of the fair value of financial assets from WIMI and Weeto.

Interest income increased from approximately RMB 3.7 million for the year ended December 31, 2022 to approximately RMB 13.7 million (USD 1.9 million) for the year ended December 31, 2023. Our interest income increased primarily due to the increase of cash and cash equivalents.

Finance expenses, mainly consists of amortization of debt discount, interest expenses and currency exchange gain or loss. Our finance expenses, net, decreased by approximately RMB 1.2 million for the year ended December 31, 2023, primarily because of the decrease in the interest expenses of Beijing WIMI.

Other income also included government subsidies and VAT refund, as part of VAT reform in 2019, which means that a taxpayer in certain service industries was allowed to reclaim additional 10% of input VAT credit against the amount of VAT payable. We had approximately RMB 3.9 million and RMB 1.2 (USD 0.2 million) other incomes, net, for 2022 and 2023, respectively.

Gain from disposal of subsidiaries increased from approximately RMB 9.0 million for the year ended December 31, 2022 to approximately RMB 37.6 million (USD 5.3 million) for the year ended December 31, 2023.The increase was mainly from the disposal of Korgas 233 and Fe-da from MicroAlgo Group.

Gain from disposal of equity interest decreased from approximately RMB 0.4 million for the year ended December 31, 2022 to nil for the year ended December 31, 2023. There was no disposal of equity interest in fiscal year 2023.

Income taxes credit

Our current income tax benefit decreased by approximately RMB 1.1 million, or 30.3%, from approximately RMB 3.6 million for the year ended December 31, 2022 to approximately RMB 2.5 million (USD 0.4 million) for the year ended December 31, 2023, due to the intangible assets amortization and impairment and provision for bad debts.

Net loss

As a result of the combination of factors discussed above, our net loss increased from approximately RMB 376.8 million for the year ended December 31, 2022 to approximately RMB 510.4 million (USD 72.1 million) for the same period in 2023. After deducting non-controlling interest, net loss attributable to us was approximately RMB 357.7 million for the year ended December 31, 2022, compared to net loss of RMB 421.2 million (USD 59.5 million) for the same period in 2023. Comprehensive loss was RMB 335.0 million for the year ended December 31, 2022, compared to comprehensive loss of RMB 443.5 million (USD 62.6 million) for the same period in 2023. After deducting non-controlling interest, comprehensive loss attributable to us was approximately RMB 310.3 million for the year ended December 31, 2022, compared to net loss of RMB 354.1 million (USD 50.0 million) for the same period in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operation—Year Ended December 31, 2022 Compared with Year Ended December 31, 2021” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2023.

B.  LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, we had cash and short term investment of approximately RMB 773.8 million (USD 109.3 million). Our working capital was approximately RMB 624.2 million (USD 88.1 million) as of December 31, 2023. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

On December 9, 2022, we received approximately RMB 140.0 million from recapitalization when we completed the merger with Venus Acquisition Corp, net of deferred offering costs. We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

The following table summarizes the key components of our cash flows for the years ended December 31, 2021, 2022 and 2023.

	For the Years Ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	58,160,519	(238,156,390)	88,561,225	12,503,879
Net cash used in investing activities	(237,668,762)	(90,250,237)	(304,739,770)	(43,025,931)
Net cash provided by financing activities	579,414,993	108,855,202	3,859,803	544,962
Effect of exchange rate change on cash, cash equivalents and restricted cash	(15,668,701)	39,986,359	(22,287,633)	(3,146,771)
Net change in cash, cash equivalents and restricted cash	384,238,049	(179,565,066)	(234,606,375)	(33,123,861)
Cash, cash equivalents and restricted cash, beginning of year	368,109,098	752,347,147	572,782,081	80,870,583
Cash, cash equivalents and restricted cash, end of year	752,347,147	572,782,081	338,175,706	47,746,722

Operating activities

Net cash provided by operating activities was approximately RMB 88.6 million (USD 12.5 million) for the year ended December 31, 2023, as compared to net cash used in operating activities was approximately RMB 238.2 million for the year ended December 31, 2022, and net cash provided in operating activities of approximately RMB 58.2 million for the year ended December 31, 2021.

Net cash provided by operating activities for the year ended December 31, 2023 was primarily attributable to net loss of approximately RMB 510.4 million (USD 72.1 million) adjusted by various non-cash items such as impairment loss for goodwill of appximately RMB 243.3 million (USD 34.4 million), income from unconsolidated subsidiary of appximately RMB 89.2 million (USD 12.6 million), provision for doubtful accounts of appximately RMB 81.4 million (USD 11.5 million) and stock compensation expenses of approximately RMB 55.7 million (USD 7.9 million ). Cash inflow was also attributable to the increase in accounts receivable recoveried of approximately 86.0 million (USD 12.1 million), prepaid services fees of approximately 51.1 million (USD 7.2 million) and other payables and accrued liabilities of approximately RMB 148.3 million (USD 20.9 million). Cash outflow was offset by other receivables and prepaid expenses of approximately RMB 5.4 million (USD 0.8 million).

Net cash used in operating activities for the year ended December 31, 2022 was primarily attributable to net loss of approximately RMB 376.8 million adjusted by various non-cash items such as depreciation and amortization expenses of approximately RMB 10.5 million, impairment loss for goodwill of approximately RMB 35.5 million, impairment loss for long-lived assets of approximately RMB 13.4 million, and loss from short term investment of approximately RMB 88.3 million resulting in cash outflow of approximately RMB 232.0 million from net income. Cash outflow was also attributable to the increase in accounts receivable of approximately 3.9 million and decreased in deferred revenue of approximately RMB 12.0 million as our revenue decreased, we have less deferred revenue, along with increase in accounts payable of approximately RMB 2.4 million. Cash outflow was offset by decrease in inventory of approximately RMB 4.7 million as we used more existing inventory and increase in other payables and accrued liabilities of approximately RMB 8.8 million.

Net cash provided by operating activities for the year ended December 31, 2021 was primarily attributable to net loss of approximately 254.4 million adjusted by various non-cash items such as depreciation and amortization expenses of approximately RMB 18.5 million, stock compensation expenses of approximately RMB 10.6 million, goodwill impairment loss of approximately RMB 131.2 million, allowance for receivables approximately RMB 138.4 million and gain on acquisition of ICinit’s subsidiaries of approximately RMB 5.8 million resulting in cash inflow of approximately RMB 47.9 million from net income. Cash inflow was also attributable to the decrease in accounts receivable of approximately 9.4 million and increased in deferred revenue of approximately RMB 18.1 million as monitored our customers’ payments more closely during the pandemic; along with increase in other payables of approximately RMB 27.3 million. Cash inflow was offset by increase in inventory of approximately RMB 20.8 million to meet demand of our semiconductor segment and prepaid services fees of approximately RMB 12.2 million as we prepaid more professional fees and we made more advances to secure advertising channels for advertising.

Investing activities

Net cash used in investing activities was approximately RMB 304.7 million (USD 43.0 million) for the year ended December 31, 2023. Net cash used in investing activities were approximately RMB 90.3 million for the year ended December 31, 2022, and approximately RMB 237.7 million for the year ended December 31, 2021.

Cash used in investing activities for the year ended December 31, 2023 was mainly due to purchases of short term investment of approximately RMB 687.4 million (USD 97.1 million) and purchases of property and equipment of approximately RMB 68.1 million (USD 9.6 million). Cash outflow was partially offset by redemptionof short team investments of approximately RMB 290.2 million (USD 41.0 milion) and the purchases of cost method investment of approximately RMB 159.1 million (USD 22.5 million).

Cash used in investing activities for the year ended December 31, 2022 was mainly due to purchases of short term investment of approximately RMB 591.8 million, payment for cost method investments of approximately RMB 54.1 million as we continue to form strategic alliance in the industry. Cash outflow was partially offset by the redemption of short term investments of approximately RMB 501.8 million, collection of loans to third party by VIYI Ltd of approximately RMB 26.3 million, and the collection of RMB 27.6 million from ICinit, our cost method investee.

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

Financing activities

Cash provided by financing activities was approximately RMB 3.9 million (USD 0.5 million) for the year ended December 31, 2023. Cash provided by financing activities was approximately RMB 108.9 million for the year ended December 31, 2022, and approximately RMB 579.4 million for the year ended December 31, 2021.

For the year ended December 31, 2023, cash provided by financing activities was mainly proceeds from short term loan-banking facility of approximately RMB 7.1 million (USD 1.0 million). Cash inflow was offset by the loan to Parent of approximately RMB 3.2 million (USD 0.5 million).

For the year ended December 31, 2022, cash provided by financing activities was mainly the proceeds received from recapitalization of MicroAlgo of approximately RMB 139.0 million and proceeds received from related party loans from Shanghai Junei Internet Co., which is under common control of Jie Zhao, of approximately RMB 47.0 million. Cash inflow was offset by the repayment of this related party loans from Shanghai Junei Internet Co., of approximately RMB 77.1 million.

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

Contractual Obligations

As of December 31, 2023, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total	Less than 1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB
Contractual obligations
Operating leases obligations	447,365	447,365	-	-	-
Loans – related parties	35,991,345	-	35,991,345	-	-
Total	36,438,710	447,365	35,991,345	-	-

*	Include the operating leases with a term less than one year.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 155.6 million, RMB 341.6 million and RMB 171.1 million (USD 24.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. For details of our intellectual property portfolio, please refer to “Item 4 B. Business Overview — Intellectual Property”.

D.  TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Goodwill Impairment Testing

We perform annual goodwill impairment analysis as of December 31, 2023 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASU 2017-04, Intangible — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated the calculation of implied goodwill fair value and allows us to use a simpler one-step impairment test. Under ASU 2017-04, we must record goodwill impairment charges if a reporting unit’s carrying value exceeds its fair value.

We performed goodwill impairment assessment for the reporting units as of December 31, 2023 using an asset-based approach with the assistance of a third party valuation firm.

The valuation of 100% of the equity interest of the reporting unit is based on the asset-based approach, which directly incorporates information about the economic benefits contributed by the underlying asset, and determines the value of the subject matter based on the balance sheet at the appraisal date and the value of all assets and liabilities at the appraisal date.

We have three reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2023

Segment	Reporting Unit	Net Goodwill as of December 31, 2023	Fair value as of December 31, 2023	Carrying Value as of December 31, 2023
		(in RMB thousands)	(in RMB thousands)	(in RMB thousands)
AR advertising services	Shenzhen Yidian	-	175,860	187,829
AR advertising services	Shenzhen Yitian	-	203,596	203,596
AR advertising services	Guoyu	-	159	159

The Company’s goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

The Company concluded that the carrying value of Shenzhen Yidian, Shenzhen Yitian and Guoyu exceeds or equals their respective fair value, resulting in a fully goodwill impairment for Shenzhen Yidian, Shenzhen Yitian and Guoyu for the year ended December 31, 2023.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jie Zhao	47	Chairman
Shuo Shi	41	Chief Executive and Operations Officer and Director
Songrui Guo	40	Chief Technology Officer and Director
Guanghui Zheng	34	Chief Financial Officer
Hongtao Zhao	47	Independent Director
Teck Yong Heng	51	Independent Director
Ting Zhang	39	Independent Director
Dr. Harriet Ywan	41	Independent Director

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

B. COMPENSATION

Compensation

In 2023, we paid an aggregate cash compensation of approximately RMB 907,695 (USD 128,157) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

C. BOARD PRACTICES

Our board of directors consists of seven directors, including four independent directors, Hongtao Zhao and Dr. Harriet Ywan, Teck Yong Heng, and Ting Zhang. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

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

2023 Equity Incentive Plan

Our 2023 Equity Incentive Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, officers and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards. In January 2023, we issued 23,000,000 ordinary shares pursuant to our 2023 Plan. As of the date of this annual report, we have granted an aggregate of 23,000,000 ordinary shares to our employees and advisors.

The following paragraphs describe the principal terms of the 2023 Plan.

Purposes of this Plan. The purposes of this Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Officers, Directors and Consultants (each a “Service Provider” and, together, the “Service Providers”) and to promote the success of the Company’s business. This Plan permits the grant of an Option, Restricted Shares, Restricted Share Units and Local Awards.

Shares Subject to this Plan. Subject to the provisions of Section 13 of this Plan, the maximum aggregate number of Shares that may be issued for all purposes under the Plan shall be 23,000,000 (the “Plan Limit”). Shares to be issued under the Plan may be authorized and unissued Shares, issued Shares that have been reacquired by the Company and that are being held in treasury, or a combination thereof.

Administration. Other than as provided in the remainder of this Section 4(a), the Plan will be administered by (i) the Board or (ii) a Committee, which Committee will be constituted to satisfy Applicable Laws.

Eligibility. Awards may be granted to Service Providers. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

Issuance of Shares. Notwithstanding anything herein to the contrary, upon the exercise of an Option, the Administrator shall have to discretion to provide for payment in cash or property of equivalent value in lieu of the Shares that otherwise would be issued.

Issue and Allotment of Restricted Shares. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may issue and allot Restricted Shares to Service Providers in such amounts as the Administrator will determine. Notwithstanding anything herein to the contrary, the Administrator may place restrictions on the issuance and allotment of Restricted Shares and until the PRC Plan Registration is complete or as otherwise required in accordance with Applicable Laws.

For the year ended December 31, 2023, we did not grant any share incentive awards to our directors and executive officers under the 2023 Plan.

D. EMPLOYEES

As of the date of this annual report, all of our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2023:

Function	Number of full-time employees
Research and Development	64
Business and Marketing	25
Administrative, Human Resources and Finance	18
Total	107

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

E. SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of December 31, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 196,416,083 ordinary shares outstanding as of the date of this annual report, consisting of 20,115,570 Class A ordinary shares and 176,300,513 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%	Number	%	%**
Directors and Executive Officers:†
Jie Zhao(1)	20,115,570	100.0	41,591,895	23.6%	64.3%
Shuo Shi	-	-	56,680	* %	* %
Songrui Guo	-	-	5,000	* %	* %
Guanghui Zheng	-	-	10,000	* %	* %
Hongtao Zhao	-	-	-	-	-
Dr. Harriet Ywan	-	-	-	-	-
Ting Zhang	-	-	-	-	-
Teck Yong Heng	-	-	-	-	-
All directors and officers as a group:	20,115,570	100.0	41,663,575	23.6%	64.3%
Principal Shareholders:
Vital Success Global Ltd.(2)	-	-	26,591,885	15.1%	7.0%
Wonderful Seed Ltd.(3)	-	-	15,000,010	8.5%	4.0%

Notes:
*	Less than 1% of our total outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.
†	The business address of our directors and executive officers is Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing, the People’s Republic of China, 100020.
(1)	The number of ordinary shares beneficially owned represents 20,115,570 Class A ordinary shares held by Wimi Jack Holdings Ltd., 26,591,885 Class B ordinary shares held by Vital Success Global Ltd. and 15,000,010 Class B ordinary shares held by Wonderful Seed Limited. Both Vital Success Global Limited and Wonderful Seed Limited are ultimately controlled by Zhao — Vital Success Personal Trust and Zhao — Wonderful Seed Personal Trust, respectively. Jie Zhao is the settlor of Zhao — Vital Success Personal Trust, and the settlor and the sole beneficiary of Zhao — Wonderful Seed Personal Trust. Jie Zhao exercises voting and dispositive power of the securities held by Wimi Jack Holdings Ltd., Vital Success Global Ltd. and Wonderful Seed Limited.
(2)	Jie Zhao exercises voting and dispositive power of the securities held by such entity. Jie Zhao has appointed Zhao-Virtual Zone Trust as the beneficiary of the trust.
(3)	Jie Zhao exercises voting and dispositive power of the securities held by such entity.

As of December 31, 2023, 134,708,616 of our Class B ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 68.6% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. In accordance with our Second Amended and Restated Memorandum and Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B. RELATED PARTY TRANSACTIONS

Transactions with Related Parties

We borrowed RMB 75,500,000 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. We repaid RMB 91,500,000 during the year ended December 31, 2020. We also borrowed additional RMB 96,300,000 during the year ended December 31, 2020. We borrowed additional RMB 42,600,000 and repaid RMB 35,763,510 during the year ended December 31, 2021. We borrowed additional RMB 47,029,482 repaid RMB 75,644,627 during the year ended December 31, 2022. We repaid RMB 6,430,000 (USD 907,846) during the year ended December 31, 2023. The loan has an annual interest rate of 7% and is due in 2021 and 2022. During the year ended December 31, 2021, 2022 and 2023, interest expense related to this loan, included in finance expense, amounted to RMB 5,625,293, RMB 1,542,315 and nil, respectively.

Our subsidiary Shenzhen Yiyun borrowed a total of RMB 16,100,000 from Yang Cui (executive director of Shenzhen Yiyun) on August 20, 2021 for cash flow purpose. The loan bears no interest and is due in five years. We repaid RMB 1,500,000 (USD 215,375) during the year ended December 31, 2022. We transferred Shenzhen Yiyun on November, 2022. (See Note 5 for detail) Therefore, the loan balance RMB 14,600,000 (USD 2,096,316) was transferred and the balance was nil as of December 31, 2022.

Name of Related Parties	Relationship	Nature	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
			RMB	RMB	RMB	USD
Yang Cui	Executive director of Shenzhen Yiyun	Loan	16,100,000	-	-	-
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	71,036,490	42,421,345	35,991,345	5,081,585
Total:			87,136,490	42,421,345	35,991,345	5,081,585
Related party loan – current			20,000,000	42,421,345	-	-
Related party loan – non-current			67,136,490	-	35,991,345	5,081,585

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2024	-	-
2025	35,991,345	5,081,585
Total	35,991,345	5,081,585

Joyous JD is a non controlling shareholder of MicroAlgo. The amount below represents advance to Venus Acquisition Corp prior to the merger. The amount was non interest bearing and due on demand.

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Other payables Related Party-Joyous JD	1,067,903	1,086,012	153,333

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2023, cash balance of RMB 152,936,317 (USD 21,592,940) was deposited with financial institutions located in China, of which RMB 139,482,320 (USD 19,693,382) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash balance of HKD 201,286,738, approximately RMB 182,410,068 (USD 25,754,312) was maintained at financial institutions in Hong Kong, of which HKD 197,908,616 approximately RMB 179,348,746 (USD 25,322,087) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2023, cash balance of SGD 374,514 approximately RMB 2,013,835 (USD 284,332) was maintained at DI Scheme banks in Singapore, of which SGD 77,013 approximately RMB 414,112 (USD 58,468) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2023, cash balance of USD 110,000 (RMB 779,097) was deposited with a financial institution located in US, none of cash was subject to credit risk. Our short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of December 31, 2023, a total of RMB 39,793,621 (USD 5,113,875) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decided to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

On July 7, 2021, we completed our shelf offering with an aggregate offering price of up to US$500,000,000. As of December 31, 2023, we have not made any takedowns to the filed F-3.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2023, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The specific material weaknesses identified by the Company’s management as of December 31, 2023 are described as follows:

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Changes in internal control over financial reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

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

	2022	2023	2023
	RMB	RMB	USD
Services
Audit Fees	2,904,238	7,209,835	1,017,950
Audit-Related Fees	73,128	428,503	60,500

Audit fees represent the aggregate fees billed for professional services rendered by our current principal accounting firm OneStop Assurance PAC and prior auditor Friedman LLP for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes.

We are a holding company and our operations are conducted in China by through our PRC subsidiaries and the VIEs. The company has implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information to make sure its compliance with relevant PRC laws and regulations. The main internal policies and measures are as follows:

(i)	for customer data processing, our subsidiaries deploys the access control mechanism on the server side, adopts the principle of minimum authorization for the staff who may contact end users’ personal data;

(ii)	the operating systems and database systems of our subsidiaries have password complexity requirements;

(iii)	The company has established an Information Security Committee and appointed Shuo Shi to be the head of the committee;

(iv)	The company has formulated a cybersecurity contingency plan and will conduct training and safety drills every year in preparation for any emergency cybersecurity incidents; and

(v)	our subsidiaries have established data privacy policies to ensure that its collection of data is conducted in accordance with applicable laws and regulations and that the collection is for legitimate purposes as set out in its agreements.

In compliance with PRC laws and regulations with respect to data security in all material aspects, we have implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information as listed above.

In addition, while we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits and could cause the value of such securities to significantly decline or be worthless. In addition, any violation of the provisions and requirements under relevant laws and regulations with respect to cyber security, data security and personal information protection may subject us to rectifications, warnings, fines, confiscation of illegal gains, suspension of the related business, revocation of licenses, cancellation of qualifications being entered into the relevant credit record or even criminal liabilities.

Cybersecurity Governance

Our board of directors currently do not oversees our cybersecurity program, and have delegated the oversight to the company’s Information Security Committee headed by Shuo Shi. The Information Security Committee will provide the board of directors occasional updates on the effectiveness of our cybersecurity program.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
2.2	Registrant’s Specimen Certificate for Class B ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on form 20-F filed with the SEC on April 29, 2020)
4.1	Form of Investor Warrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.2	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.3	Form of Underwriters Warrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)
4.4	English translation of Form Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.5	English translation of the Loan Agreement between Jie Zhao and Micro Beauty Lightspeed Investment Management HK Limited dated October 5, 2018(incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
4.6	Shareholders Agreement by and among the Registrant, WiMi Hologram Cloud Limited, Beijing Hologram WiMi Cloud Network Technology Co., Ltd., Beijing WiMi Cloud Software Co., Ltd, Jie Zhao, and certain other shareholders named therein dated October 26, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
4.7	English translation of the Loan Agreement between Jie Zhao and the Registrant dated September 11, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

Exhibit No.	Description of Exhibit
4.8	English translation of Equity Interest Pledge Agreement among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.9	English translation of Exclusive Share Purchase Option Agreement among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.10	English translation of Exclusive Asset Purchase Agreement among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.11	English translation of Exclusive Business Cooperation Agreement between Hologram WiMi and Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.12	English translation of Form of Power of Attorney by shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.13	English translation of Form of Spousal Consents dated December 18, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.14	Form of Indemnification Agreement between the Registrant and its certain directors (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)
4.15	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)
4.16	English translation of Equity Cooperation Agreement between Hologram WiMi and Yuanyuan Wang dated May 24, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)
4.17	Acquisition Framework Agreement among FE-DA Electronics Company Private Limited, Able Peak Services Limited and VIYI Technology Inc. dated September 27, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.18	Amendment and Supplemental Agreement to the Acquisition Framework Agreement among FE-DA Electronics Company Private Limited, Able Peak Services Limited and VIYI Technology Inc. dated September 28, 2020 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.19	English translation of Equity Interest Pledge Agreement among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.20	English translation of Exclusive Share Purchase Option Agreement among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.21	English translation of Exclusive Business Cooperation Agreement between Shenzhen Weiyixin and Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.22	Loan Agreement among Shenzhen Weiyixin and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

Exhibit No.	Description of Exhibit
4.23	English translation of Form of Power of Attorney by shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.24	English translation of Form of Spousal Consents dated December 24, 2020 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.25	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.26	Merger Agreement dated as of June 10, 2021 by and among Viyi Algorithm Inc., Venus Acquisition Corporation, Venus Merger Sub Corp. and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 15, 2021).
4.27	Amendment No. 1 dated as of January 24, 2022 to Merger Agreement by and among, Venus Acquisition Corporation, Viyi Algorithm Inc., Venus Merger Sub Corp., and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on January 24, 2022)
4.28	Backstop Agreement dated as of January 24, 2022 by and among Venus Acquisition Corporation and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on January 24, 2022)
8.1*	Principal Subsidiaries and VIE of the Registrant
11.1	Code of Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of Friedman LLP
16.2	Letter from Friedman LLP to the Securities and Exchange Commission, dated July 13, 2022.(incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on July 13, 2022).
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
	Name:	Shuo Shi
	Title:	Chief Executive and Operations Officer

Date: April 25, 2024

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of WiMi Hologram Cloud Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WiMi Hologram Cloud Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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
April 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Wimi Hologram Cloud Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows of Wimi Hologram Cloud Inc. and Subsidiaries (collectively, the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2018 through 2022.

New York, New York

May 16, 2022

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	572,782,081	338,175,706	47,746,722
Short term investments	38,448,624	435,659,383	61,510,354
Accounts receivable, net	20,346,603	23,721,996	3,349,287
Inventories	2,403,818	-	-
Prepaid services fees	31,020,841	48,694,021	6,875,065
Other receivables and prepaid expenses	5,060,239	10,475,174	1,478,981
Deferred tax assets	-	987,848	139,473
Total current assets	670,062,206	857,714,128	121,099,882

NON-CURRENT ASSETS
Property and equipment, net	24,148,293	92,134,718	13,008,417
Cost method investments	170,639,684	11,500,708	1,623,775
Prepaid expenses and deposits	1,433,718	32,600	4,603
Prepayments	142,527,894	69,089,480	9,754,681
Intangible assets, net	6,716,250	-	-
Operating lease right-of-use assets	1,478,975	538,987	76,099
Goodwill	243,334,346	-	-
Total non-current assets	590,279,160	173,296,493	24,467,575
Total assets	1,260,341,366	1,031,010,621	145,567,457

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	25,282,700	30,152,570	4,257,214
Deferred revenues	11,220,282	10,387,169	1,466,555
Other payables and accrued liabilities	22,228,801	170,485,403	24,070,680
Other payables – related party	1,067,903	1,086,012	153,333
Bank loans	-	13,500,000	1,906,053
Current portion of related party loans	42,421,345	-	-
Operating lease liabilities	1,432,595	432,474	61,061
Taxes payable	5,429,729	7,430,848	1,049,155
Total current liabilities	109,083,355	233,474,476	32,964,051

OTHER LIABILITIES
Non-current portion of related party loans	-	35,991,345	5,081,585
Operating lease liabilities – noncurrent	214,189	-	-
Deferred tax liabilities, net	1,679,063	-	-
Total other liabilities	1,893,252	35,991,345	5,081,585
Total liabilities	110,976,607	269,465,821	38,045,636

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2022 and December 31, 2023	13,095	13,095	1,849
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 153,300,513 shares and 176,300,513 shares issued and outstanding as of December 31, 2022 and December 31, 2023	102,127	117,681	16,615
Additional paid-in capital	1,552,410,496	1,608,052,978	227,039,544
Accumulative deficit	(517,971,017)	(940,331,198)	(132,764,510)
Statutory reserves	24,478,153	25,647,972	3,621,214
Accumulated other comprehensive loss	(7,566,569)	59,475,542	8,397,298
Total WiMi Hologram Cloud, Inc. shareholders’ equity	1,051,466,285	752,976,070	106,312,010

NONCONTROLLING INTERESTS	97,898,474	8,568,730	1,209,811

Total equity	1,149,364,759	761,544,800	107,521,821

Total liabilities and shareholders’ equity	1,260,341,366	1,031,010,621	145,567,457

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ending December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
OPERATING REVENUES
Products	449,019,437	200,613,602	13,523,814	1,909,415
Services	484,772,082	481,679,377	571,842,123	80,737,872
Total operating revenues	933,791,519	682,292,979	585,365,937	82,647,287

COST OF REVENUES	(684,223,832)	(539,246,590)	(411,663,866)	(58,122,449)

GROSS PROFIT	249,567,687	143,046,389	173,702,071	24,524,838

OPERATING EXPENSES
Selling expenses	(10,603,800)	(5,932,506)	(3,562,585)	(502,998)
General and administrative expenses	(65,815,883)	(44,935,678)	(157,119,636)	(22,183,579)
Research and development expenses	(155,578,474)	(341,611,729)	(171,056,952)	(24,151,376)
Provision for doubtful accounts	(138,379,533)	(4,452,821)	(9,671,349)	(1,365,489)
Stock compensation expenses	(10,582,557)	(6,447,471)	(55,658,036)	(7,858,308)
Impairment loss for goodwill	(131,194,659)	(35,493,300)	(243,334,346)	(34,356,156)
Impairment loss from long-lived assets	(4,308,822)	(13,713,235)	(5,499,260)	(776,436)
Impairment loss from cost method investment	-	-	(144,863,324)	(20,453,122)
Change in fair value of business acquisition payable	3,239,892	-	-	-
Change in fair value of warrant liability	-	832,355	-	-
Total operating expenses	(513,223,836)	(451,754,385)	(790,765,488)	(111,647,463)

LOSS FROM OPERATIONS	(263,656,149)	(308,707,996)	(617,063,417)	(87,122,625)

OTHER INCOME (EXPENSE)
Investment income (loss)	2,491,671	(88,267,543)	52,687,134	7,438,849
Income from unconsolidated subsidiary	721,439	1,826,318	-	-
Interest income	3,365,198	3,733,002	13,727,595	1,938,187
Finance expenses, net	(7,073,809)	(2,253,132)	(1,048,673)	(148,061)
Other income, net	4,042,172	3,889,022	1,182,719	166,988
Gain from disposal of subsidiary	5,781,318	8,952,752	37,621,786	5,311,786
Gain (loss) from disposal of equity interest	(901,526)	387,632	-	-
Total other (expenses) income, net	8,426,463	(71,731,949)	104,170,561	14,707,749

LOSS BEFORE INCOME TAXES	(255,229,686)	(380,439,945)	(512,892,856)	(72,414,876)

Current	(2,189,629)	(135,968)	(140,037)	(19,772)
Deferred	3,024,851	3,758,877	2,666,910	376,539
Income tax credit	835,222	3,622,909	2,526,873	356,767

NET LOSS	(254,394,464)	(376,817,036)	(510,365,983)	(72,058,109)

Less: Net loss attributable to non-controlling interests	(18,421,285)	(19,085,943)	(89,175,621)	(12,590,625)

NET LOSS ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(235,973,179)	(357,731,093)	(421,190,362)	(59,467,484)

NET LOSS	(254,394,464)	(376,817,036)	(510,365,983)	(72,058,109)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(19,852,192)	41,795,213	66,887,988	9,443,854

COMPREHENSIVE LOSS	(274,246,656)	(335,021,823)	(443,477,995)	(62,614,255)

Less: Comprehensive loss attributable to non-controlling interests	(18,737,271)	(24,694,512)	(89,329,744)	(12,612,386)

COMPREHENSIVE LOSS ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(255,509,385)	(310,327,311)	(354,148,251)	(50,001,869)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	167,057,820	172,273,032	174,468,095	174,468,095

LOSS PER SHARE
Basic and diluted	(1.41)	(2.08)	(2.41)	(0.34)

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares					Retained earnings		Accumulated
	Class A		Class B		Additional			other
	Shares	Par Value	Shares	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	Noncontrolling interests	Total	Total
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2020	20,115,570	13,095	130,953,843	87,539	932,368,293	24,003,483	76,207,925	(35,434,146)	11,805,734	1,009,051,923	142,467,127
Issuance of ordinary share through public offering, net	-	-	22,346,670	14,588	508,118,380	-	-	-	-	508,132,968	71,742,834
Vesting of employee share compensation	-	-	-	-	10,582,557	-	-	-	-	10,582,557	1,494,142
Noncontrolling interest acquired	-	-	-	-	-	-	-	-	330	330	47
Sales of subsidiary’s non controlling interest	-	-	-	-	3,611,177	-	-	-	83,758,123	87,369,300	12,335,592
Sale of subsidiaries’ controlling interest	-	-	-	-	-	-	-	-	(1,426,158)	(1,426,158)	(201,358)
Net loss	-	-	-	-	-	-	(235,973,179)	-	(18,421,285)	(254,394,464)	(35,917,724)
Statutory reserves	-	-	-	-	-	4,569,674	(4,569,674)	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	(19,536,205)	(315,986)	(19,852,192)	(2,802,913)
BALANCE, December 31, 2021	20,115,570	13,095	153,300,513	102,127	1,454,680,407	28,573,157	(164,334,928)	(54,970,351)	75,400,758	1,339,464,265	189,117,747
Recapitalization of MicroAlgo	-	-	-	-	91,282,618	-	-	-	47,192,228	138,474,846	19,551,138
Vesting of employee share compensation	-	-	-	-	6,447,471	-	-	-	-	6,447,471	910,313
Net loss	-	-	-	-	-	-	(357,731,093)	-	(19,085,943)	(376,817,036)	(53,202,456)
Reclassification of statutory reserves due to deconsolidation	-	-	-	-	-	(4,095,004)	4,095,004	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	47,403,782	(5,608,569)	41,795,213	5,901,028
BALANCE, December 31, 2022	20,115,570	13,095	153,300,513	102,127	1,552,410,496	24,478,153	(517,971,017)	(7,566,569)	97,898,474	1,149,364,759	162,277,770
Vesting of employee share compensation	-	-	23,000,000	15,554	55,642,482	-	-	-	-	55,658,036	7,858,308
Net loss	-	-	-	-	-	-	(421,190,362)	-	(89,175,621)	(510,365,983)	(72,058,109)
Statutory reserves	-	-	-	-	-	1,169,819	(1,169,819)	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	67,042,111	(154,123)	66,887,988	9,443,852
BALANCE, December 31, 2023	20,115,570	13,095	176,300,513	117,681	1,608,052,978	25,647,972	(940,331,198)	59,475,542	8,568,730	761,544,800	107,521,821

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(254,394,464)	(376,817,036)	(510,365,983)	(72,058,109)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	18,525,363	10,483,764	1,299,670	183,499
Provision for doubtful accounts	130,140,248	4,452,821	(81,409,449)	(11,494,126)
Provision for doubtful accounts – other assets	8,239,284	-	-	-
Stock compensation expenses	10,582,557	6,447,471	55,658,036	7,858,308
Deferred tax benefit	(3,024,851)	(3,758,877)	(2,666,910)	(376,539)
Gain from sale of equity interest in unconsolidated subsidiary	-	(387,632)	-	-
Gain (loss) from short term investments	(2,491,671)	88,267,548	-	-
Loss from disposal of property and equipment	208	-	-	-
Loss (gain) from deconsolidation of subsidiaries	901,526	(8,952,752)	-	-
Gain from acquisition	(5,781,318)	-	-	-
Income from unconsolidated subsidiary	(721,439)	(1,826,318)	89,175,621	12,590,625
Amortization of operating lease right-of-use assets	1,187,629	1,749,137	939,988	132,716
Amortization of debt discount	1,396,731	-	-	-
Impairment loss for goodwill	131,194,659	35,493,300	243,334,346	34,356,156
Impairment loss from long-lived assets	4,308,822	13,713,235	5,499,260	776,436
Impairment loss on inventory and contract costs	11,074,431	-	-
Change in fair value of warrant liabilities	-	(832,355)	-	-
Change in fair value of business acquisition payable	(3,239,892)	-	-	-
Change in operating assets and liabilities:
Accounts receivables	9,378,693	(3,873,010)	85,969,933	12,138,017
Inventories	(20,837,892)	4,653,176	2,403,818	339,393
Prepaid services fees	(12,192,007)	193,987	51,057,663	7,208,785
Other receivables and prepaid expenses	(12,335,295)	403,493	(5,414,936)	(764,530)
Prepaid expenses and deposits	496,610	190,101	-	-
Accounts payable	5,553,298	(2,373,625)	4,869,870	687,573
Deferred revenues	18,086,679	(12,011,173)	(833,113)	(117,626)
Other payables and accrued liabilities	27,335,795	8,739,816	148,256,602	20,932,212
Operating lease liabilities	(1,140,006)	(1,714,996)	(1,214,310)	(171,447)
Taxes payable	(4,083,179)	(396,465)	2,001,119	282,536
Net cash provided by (used in) operating activities	58,160,519	(238,156,390)	88,561,225	12,503,879

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of cost method investment	(600,000)	(54,052,200)	159,138,976	22,468,688
Sale of long term investments	-	-	1,401,118	197,823
Prepayments for real estate purchase	(142,527,894)	-	-	-
Purchases of property and equipment	(25,165,482)	(1,105,905)	(68,069,105)	(9,610,615)
Purchases of short term investments	(201,322,736)	(591,813,924)	(687,403,223)	(97,053,839)
Redemption of short term investments	202,383,746	501,798,043	290,192,464	40,972,012
Consideration received from sale of equity interest	-	2,657,913	-	-
Cash decrease due to deconsolidation	(15,338,034)	(1,660,917)	-	-
Payment for Shanghai Guoyu acquisition	(20,000,000)	-	-	-
Cash received from Tapuyu, Pengcheng and Bimai acquisitions	161,638	2,033	-	-
(Loan to) collection from third party	(26,160,000)	26,335,190	-	-
(Loan to) collection of receivable from ICinit	(9,100,000)	27,589,530	-	-
Net cash used in investing activities	(237,668,762)	(90,250,237)	(304,739,770)	(43,025,931)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offerings, net	508,132,968	-	-	-
Proceeds from short term loan – banking facility	7,628,698	-	7,070,000	998,207
Payments to banking facility	(20,531,708)	-	-	-
Proceeds from related party loans	48,216,145	47,029,482	18,109	2,557
Repayments to related party loans	(47,560,843)	(77,144,627)	(3,228,306)	(455,802)
Sale of subsidiary’s noncontrolling interest	87,369,300	-	-	-
Cash received from recapitalization of MicroAlgo	-	138,970,347	-	-
Deferred merger costs	(3,839,567)	-	-	-
Net cash provided by financing activities	579,414,993	108,855,202	3,859,803	544,962

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(15,668,701)	39,986,359	(22,287,633)	(3,146,771)

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	384,238,049	(179,565,066)	(234,606,375)	(33,123,861)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	368,109,098	752,347,147	572,782,081	80,870,583

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	752,347,147	572,782,081	338,175,706	47,746,722

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	4,383,015	1,250,425	241,350	34,076
Cash paid for interest	113,131	20,124	736,031	103,920

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,440,166	-	-	-
Deferred merger costs reclassified to additional paid in capital	-	3,839,567	-	-
Reclassification of equity investment to cost method	-	1,460,484	-
Consideration receivable from sale of equity interest	40,972	-	-	-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	751,904,587	572,782,081	338,175,706	47,746,722
Restricted cash	442,560	-	-	-
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	752,347,147	572,782,081	338,175,706	47,746,722

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

WiMi Hologram Cloud Inc. (“WiMi Cayman” or the “Company”) is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company’s headquarter is located in the city of Beijing, China. The Company operates through its subsidiaries, WiMi Hologram Cloud Limited (“WiMi HK”), MicroAlgo Inc. (“MicroAlgo”), Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”), and Lixin Technology Co., Ltd. (“Lixin Technology”). On April 28, 2022, the Company also established Weeto Investment Pte. Ltd. in Singapore.

(a)	WiMi HK and subsidiaries

WiMi HK holds all of the outstanding equity of Beijing Hologram WiMi Cloud Network Technology Co., Ltd. (“WiMi WFOE”) which was established on September 20, 2018 under the law of the People’s Republic of China (“PRC” or “China”). WiMi WFOE, through its variable interest entity (“VIE”), Beijing WiMi Cloud Software Co., Ltd. (“Beijing WiMi”) and its subsidiaries, engages in providing augmented reality related products and services.

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

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000 (approximately RMB 60,321or USD 6,400). The Company concluded that it had lost controlling financial interest in ICinit on October 1, 2021 and deconsolidated ICinit on October 1, 2021 and recorded the fair value of its investment as equity investment. As the deconsolidation did not present a strategic change on the Company’s operation, the deconsolidation was not presented as discontinued operations.

On May 25, 2022, the Company entered into an equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 30% of the issued share capital of ICinit for a consideration of HKD 3,050,000 (approximately RMB 3,594,155 or USD 391,186). As a result of the transfer, the Company now owns 19% equity interest of ICinit and concluded the Company no longer has significant influence over ICinit and investment in ICinit from RMB 1,460,484 (USD 209,701) is accounted for as a cost method investment. (See Note 5 - Deconsolidation for details)

On August 21, 2020, Wimi HK set up a joint venture company, VIDA Semicon Co., Limited (“VIDA”) in Hong Kong, and Wimi HK has a 53% equity interest in VIDA. VIDA was set up to develop application of holographic AR technologies in the semiconductor industry.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

On November 1, 2022, the Company’s board approved the equity transfer agreement between Beijing WiMi and Cui, Yang and Shenzhen Zhangshangkuyu Technology Ltd. to transfer 100% equity interest of Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”) and its subsidiaries with consideration of RMB 1 (USD 0.1) and RMB 1 (USD 0.1), respectively. The transfer was effective on November 10, 2022. (See Note 5 - Deconsolidation for details).

(b)	MicroAlgo and subsidiaries

On September 24, 2020, WiMi Cayman set up a wholly owned subsidiary, VIYI Technology Inc., which was renamed to VIYI Algorithm Inc. (“VIYI”), under the laws of the Cayman Islands. VIYI was set up to accelerate the development of AI algorithm and cloud computing services.

On September 27, 2020, VIYI entered into Acquisition Framework Agreement which was amended and supplemented on September 28, 2020 to acquire 100% equity interests of Fe-da Electronics Company Private Limited. (“Fe-da Electronics”), a provider of Internet of Things solutions based in Singapore, to accelerate the development of the Company’s computer chip and intelligent chip business. The transaction was consummated on September 28, 2020.

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

On December 24, 2020, with consent of WiMi WFOE, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 (USD 0.2) and RMB 1(USD 0.2), respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreements (see contractual agreements below) with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020 and enable Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations. On November 19, 2021 Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of advertising services, for RMB 2 (approximately USD 0.3). On December 7, 2021, Viwotong Tech purchased Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales, for RMB 2 (approximately USD 0.3). On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1(USD$ 0.01), respectively. (See Note 4 for details)

On September 23, 2022, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”), a provider of advertising services. The aggregate purchase price is RMB 2 (USD 0.3) and the transaction consummated on September 23, 2022. On January 1, 2023, Viwotong Tech entered into an equity transfer agreement to transfer 100% of the issued share capital of Bimai to one unrelated individual at RMB 0. The disposal resulted in a loss from disposal of approximately RMB 1.1 million (USD 0.2 million).(See Note 4 for details)

VIYI entered into the Business Combination and Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi, Venus Acquisition Corporation (“Venus”)), Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination. On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 39,603,961 ordinary shares to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Venus, which has changed its name to MicroAlgo Inc. (See Note 6 for detail)

In December 2022, Viwotong Tech acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“Younike”).

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 (USD 2,526,259) of loss from the transfer, FE-DA and its subsidiaries were Disposed in April 2023.

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen. On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On June 5, 2023 VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands. On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman. On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology to VIWO Cayman. On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Limited (“VIWO HK”) in Hong Kong. On January 23, 2024, VIWO Technology (HK) Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd.(“Beijing Viwotong”). In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

The accompanying consolidated financial statements reflect the activities of WiMi Cayman and each of the following entities as of December 31, 2023:

Name	Background	Ownership
WiMi Hologram Cloud Limited(“WiMi HK”)	● A Hong Kong company ● Incorporated on September 4, 2018 ● Primarily engages in the sales of semiconductor products and related accessories	100% owned by WiMi Cayman

Beijing Hologram WiMi Cloud Network Technology Co., Ltd.(“WiMi WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on September 20, 2018 ● A holding company	100% owned by WiMi HK

Beijing WiMi Cloud Software Co., Ltd.(“Beijing WiMi”)	● A PRC limited liability company ● Incorporated on May 27, 2015 ● Primarily engages in Hologram advertising services	VIE of WiMi WFOE

Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	● A PRC limited liability company ● Incorporated on May 20, 2014 ● Primarily engages in AR advertising services	100% owned by Beijing WiMi

Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	● A PRC limited liability company ● Incorporated on August 24, 2017 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	● A PRC limited liability company ● Incorporated on November 25, 2016 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”)	● A PRC limited liability company ● Incorporated on January 31, 2019 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	● A PRC limited liability company ● Incorporated on December 3, 2019 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Shenzhen Shiyunyanxi Technology Co., Ltd. (“Shenzhen Shiyun”)	● A PRC limited liability company ● Incorporated on June 9, 2021 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	● A PRC limited liability company ● Incorporated on September 24, 2020 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	● A Hong Kong company ● Incorporated on February 22, 2016 ● Primarily engages in MR software development and licensing	100% owned by Beijing WiMi

Skystar Development Co., Ltd (“Skystar”)	● A Republic of Seychelles Company ● Incorporated on March 30, 2016 ● Primarily engages in MR software development and licensing	100% owned by Micro Beauty

Viru Technology Limited (“Viru”)	● A Hong Kong company ● Incorporated on April 15, 2021 ● Primarily engages in AR advertising services	55% owned by Wimi HK

Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”)	● A PRC limited liability company ● Incorporated on August 26, 2022 ● Primarily engages in AR advertising services and no material operation as of December 31, 2023	100% owned by Viru

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
VIDA Semicon Co., Limited (“VIDA”)	● A Hong Kong company ● Incorporated on August 21, 2020 ● Primarily engages in the sales of semiconductor products and related accessories	53% owned by WiMi HK

Weeto Investment PTE. Ltd (“Weeto”)	● A Singapore limited liability company ● Incorporated on April 28, 2022 ● Primarily engages in AR advertising services. No material operations as of December 31, 2023	100% owned by Wimi Cayman

Lixin Technology Co., Ltd. (“Lixin Technology”)

●   A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

●   Incorporated on August 4, 2020

●   Primarily engages in research, development and sale of computer chip and intelligent chip products

100% owned by WiMi Cayman

Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)	● A PRC limited liability company ● Incorporated on October 10, 2020 ● Plan to support the daily operations of Lixin Technology	100% owned by Lixin Technology

Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on March 4, 2021 ● A holding company	100% owned by WiMi Cayman

Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)	● A PRC limited liability company ● Incorporated on May 21, 2021 ● Plan to engage AR advertising services	100% owned by TJ Zhongzheng

Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”)	● A PRC limited liability company ● Incorporated on May 26, 2021 ● Plan to engage AR advertising services	100% owned by Shenzhen Hedao Dissolved on June 2, 2023

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
MicroAlgo Inc. (“MicroAlgo”)	● A Cayman company ● Incorporated on May 14, 2018 ● A holding company	56% owned by Wimi Cayman

VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	● A Cayman company ● Incorporated on September 24, 2020 ● Primarily engages in the development of central processing algorithm and cloud computing services	86.5% owned by WiMi Cayman before March 26, 2021; 73% owned by WiMi Cayman after March 26, 2021; 100% owned by MicroAlgo after December 9, 2022

Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	● A Singapore company ● Incorporated on January 9, 2009 ● Primarily engages in customization of central processing units	100% owned by VIYI Acquired in September 2020 Disposed in April 2023

Wisdom Lab Inc. (“Wisdom Lab”)	● A Cayman Islands company ● Incorporated on May 6, 2021 ● Engages in software solution for intelligent chips	100% owned by Fe-Da Electronics Disposed in April 2023

Excel Crest Limited (“Excel Crest”)	● A Hong Kong company ● Incorporated on September 10, 2020 ● Support the daily operations of Fe-da Electronics in Hong Kong	100% owned by Fe-da Electronics Disposed in April 2023

VIYI Technology Ltd. (“VIYI Ltd”)	● A Hong Kong company ● Incorporated on October 9, 2020 ● A holding company	100% owned by VIYI

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on November 18, 2020 ● A holding company	100% owned by VIYI Ltd

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	● A PRC limited liability company ● Incorporated on November 30, 2020 ● Engages in providing software support services	58% owned by Shenzhen Weiyixin

Weidong Technology Co., Ltd. (“Weidong”)	● A PRC limited liability company ● Incorporated on October 28, 2020 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	● A PRC limited liability company ● Incorporated on March 18, 2019 ● Engages in R&D and application of intelligent visual algorithm technology	99% owned by Weidong, 1% owned by SZ Weidong

Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	● A PRC limited liability company ● Incorporated on October 30, 2020 ● Primarily engages in AR advertising services	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021

Korgas 233 Technology Co., Ltd. (“Korgas 233”)	● A PRC limited liability company ● Incorporated on September 15, 2017 ● Primarily engages in central processing algorithm in mobile games industry	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by YY Online after January 11, 2021; Dissolved in October 2023;

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	● A PRC limited liability company ● Incorporated on January 14, 2019 ● Primarily engages in AR advertising services	100% owned by Weidong

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	● A PRC limited liability company ● Incorporated on March 08, 2011 ● Primarily engages in mobile games development	100% owned by Beijing WiMi before December 24, 2020; VIE of Shenzhen Weiyixin starting on December 24, 2020; 100% owned by Shenzhen Weiyixin starting April 1, 2022

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	● A PRC limited liability company ● Incorporated on October 16, 2015 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yitian

CDDI Capital Ltd (“CDDI”)	● A British Virgin Islands Company ● Incorporated on June 5, 2023	100% owned by VIYI Technology Limited

VIWO AI Technology Inc. (“VIWO Cayman”)	● Incorporated on June 5, 2023, under the laws of the Cayman Islands ● A holding company	55% owned by CDDI Capital Ltd

Viwo Technology Limited. (“Viwo Tech”)	● A Hong Kong company ● Incorporated on April 15, 2021 ● Engages in intelligent chips design	100% owned by VIWO Cayman

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	● A PRC limited liability company ● Incorporated on July 19, 2021 ● No operations as of December 31, 2022	100% owned by Viwo Tech

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	● A PRC limited liability company ● Incorporated on June 22, 2021 ● Engages in E-commerce services and application of intelligent visual algorithm technology	100% owned by Viwotong Tech

Beijing Younike Information Technology Co., Ltd. (“Younike”)	● A PRC limited liability company ● Incorporated on July 22, 2022 ● Engages in central processing algorithm in advertising industry	100% owned by Viwotong Tech

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	● A PRC limited liability company ● Incorporated on March 27, 2023 ● Primarily engages in central processing algorithm in advertising industry	100% owned by Weidong

VIWO Technology (HK) Limited (VIWO HK)	● A Hong Kong company ● Incorporated on December 20,2023 ● A holding company	100% owned by VIWO Cayman

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to RMB 7,373,437 and RMB 59,429,283 (USD 8,390,767) as of December 31, 2022 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi HK and VIYI, on December 31, 2022 and 2023 were translated at RMB 1.00 to HKD 1.1194 and to HKD 1.1035, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2021, 2022 and 2023 were RMB 1.00 to HKD 1.2048, HKD 1.1643 and to HKD1.1109, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi Cayman, Skystar and Fe-da Electronics, on December 31, 2022 and 2023 were translated at RMB 1.00 to USD 0.1436 and USD 0.1412, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2021, 2022 and 2023 were RMB 1.00 to USD 0.1550, USD 0.1487 and to USD 0.1419, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of USD 1.00 to USD 7.0827, representing the mid-point reference rate set by Peoples’ Bank of China on December 29, 2023, the last business day for the year ended December 31, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

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

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2022 and 2023, allowances for accounts receivable amounted to RMB 117,080,588 and RMB 27,735,262 (USD 3,915,917), respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. For the year ended December 31, 2023, 2022 and 2021, impairment of inventory amounted to approximately nil, nil, and RMB 8.1 million.

Short-term investments

Short-term investments are investment in marketable equity securities that are measured and recorded at fair value based on quoted prices in active markets on reporting dates with changes in fair value, whether realized or unrealized, recorded through the income statement.

Loans receivable

Loans receivable represents loans to a third party under the terms of the agreements signed in November and December 2021 at 3.85% interest per annum. The loans have terms of one-year and has no collateral. Management regularly reviews the aging of loans receivable and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Loans receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. Full amount of loans receivable was subsequently collected in May 2022. The balance of loans receivable is nil for the year ended December 31, 2023.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2022 and 2023, no allowance was deemed necessary.

Other receivables and prepaid expenses

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services and prepaid VAT. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2023, allowance for other receivable amounted to RMB 1,180 and RMB 3,229,486 (USD 455,968), respectively.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2023, the Company recognized the impairment loss of RMB 144,863,324 (USD 20,453,122) for the cost method investment, mainly due to the weak financial conditions recognized of Beijing WIMI’s and Shenzhen Weiyixin’s investments in near periods.

Prepayments

Prepayments are payments made to housing developers for commercial and residential properties down payments. These amounts are refundable and bear an interest ranging from 0% to 3.85% per annum if the housing developers were not able to provide the qualified houses as stated in the contracts. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2023, no allowance was deemed necessary. The properties are expected to be completed in 2024.

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

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being an asset-based approach.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2021, 2022 and 2023, RMB 4,308,822, RMB 13,713,235 and RMB 5,499,260 (USD 776,436) impairment of long-lived assets was recognized.

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

The Company’s disaggregate revenue streams are summarized below:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD
Online AR advertising services	436,475,875	480,322,821	571,842,123	80,737,872
Mobile games	13,498,964	1,356,556	732,505	103,422
Sales of semiconductor products	448,958,274	200,613,602	12,791,309	1,805,993
Software development	34,858,406	-	-	-
Total revenues	933,791,519	682,292,979	585,365,937	82,647,287

The Company’s revenue by timing of transfer of goods or services are summarized below:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD
Goods and services transferred at a point in time	898,933,113	682,292,979	585,365,937	82,647,287
Services transferred over time	34,858,406	-	-	-
Total revenues	933,791,519	682,292,979	585,365,937	82,647,287

The Company’s revenue by geographic locations are summarized below:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD
Mainland PRC revenues	593,803,869	483,328,411	542,958,194	76,659,777
Hong Kong revenues	118,590,946	61,882,662	32,297,915	4,560,113
International revenues	221,396,704	137,081,906	10,109,828	1,427,397
Total revenues	933,791,519	682,292,979	585,365,937	82,647,287

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

Advertising costs

Advertising costs amounted to RMB 1,800, RMB 47,170 and RMB 126,751 (USD 17,896) for the years ended December 31, 2021, 2022 and 2023, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 2,683,929, RMB 2,939,923 and RMB 2,046,371 (USD 288,925) for the years ended December 31, 2021, 2022 and 2023, respectively.

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 34.1% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2022. Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 44.0% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2023.

Noncontrolling interests consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
VIDA	(65,276,176)	(39,704,812)	(5,605,887)
Viru	4,293,087	(141,931)	(20,039)
VIYI/MicroAlgo	159,054,091	48,415,473	6,835,737
Noncontrolling interests subscriptions receivable	(172,528)	-	-
Total noncontrolling interests	97,898,474	8,568,730	1,209,811

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended December 31, 2021, 2022 and 2023, there was no dilutive effect of potential shares due to the Company’s net loss.

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

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Current assets	13,264,579	48,490,650	6,846,351
Property and equipment, net	23,132,180	91,369,608	12,900,392
Other noncurrent assets	630,494,750	265,926,480	37,545,919
Total assets	666,891,509	405,786,738	57,292,662
Total liabilities	(585,116,575)	(609,000,686)	(85,984,255)
Net assets	(81,771,934)	(203,213,948)	(28,691,593)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Current liabilities:
Accounts payable	11,043,034	9,219,643	1,301,713
Deferred revenues	14,402	-	-
Other payables and accrued liabilities	16,654,682	16,422,802	2,318,721
Current portion of shareholder loans	42,421,345	-	-
Taxes payable	4,913,881	6,901,910	974,474
Third-party loan	-	186,932,179	49,914,977
Intercompany payable*	510,069,231	353,532,807	26,392,785
Total current liabilities	585,116,575	573,009,341	80,902,670
Non-current shareholder loan	-	35,991,345	5,081,585
Total liabilities	585,116,575	609,000,686	85,984,255

*	Intercompany balances will be eliminated upon consolidation.

The summarized operating results of the VIE’s are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	RMB	RMB	RMB	USD
Operating revenues	202,340,230	32,112,603	2,779,482	392,433
Gross profit	30,883,606	14,442,464	(210,922)	(29,780)
Income (loss) from operations	(25,262,236)	589,775	(285,922,484)	(40,369,137)
Net income (loss)	(159,401,372)	5,700,402	(286,436,377)	(40,441,693)

The summarized statements of cash flow of the VIE’s are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	RMB	RMB	RMB	USD
Net cash provided by operating activities	44,560,277	29,324,687	(117,520,675)	(16,592,638)
Net cash (used in) provided by investing activities	(49,269,310)	5,043,123	(67,043,921)	(9,465,870)
Net cash (used in) provided by financing activities	2,929,456	(84,715,145)	180,502,179	25,484,939
Effect of exchange rate on cash and cash equivalents	(1,061,729)	11,795	90,793	(1,720)
Net increase/(decrease) in cash and cash equivalents	(2,841,306)	(50,335,540)	(3,971,624)	(575,289)
Cash and cash equivalents, beginning of year	59,249,721	56,408,415	6,072,875	871,963
Cash, cash equivalents and restricted cash, end of year	56,408,415	6,072,875	2,101,251	296,674

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	55,965,855	6,072,875	2,101,250	296,674
Restricted cash	442,560	-	-	-
Total cash, cash equivalents and restricted cash	56,408,415	6,072,875	2,101,250	296,674

Note 4 — Business combination

Acquisition of Younike

On December 23, 2022, Shenzhen Viwotong entered into Acquisition Framework Agreement to acquire 100% equity interests of Beijing Younike Information Technology Co., Ltd. (“Younike”), a provider of advertising services. The aggregate purchase price is RMB 0 and the transaction consummated on January 1, 2023.

The Company’s acquisitions of Younike was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Younike based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Younike and translated the fair value from USD to RMB using the exchange rate on January 1, 2023 at the rate of USD 1.00 to RMB 6.9646.

	Fair value	Fair value
	RMB	USD
Cash	21,936	3,149
Other current assets	4,821,002	692,215
Current liabilities	(4,842,938)	(695,364)
Total consideration	-	-

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

	Fair value	Fair value
	RMB	USD
Cash	2,035	291
Other current assets	2,213,241	316,539
Current liabilities	(2,215,276)	(316,830)
Total consideration	-	-

The amount of revenue and net loss that resulted from the acquisitions were approximately RMB 4.6 million (USD 0.7 million) and RMB 0.6 million (USD 0.1 million) during the years ended December 31, 2022.

On January 1, 2023, Viwotong Tech entered into an equity transfer agreement to transfer 100% of the issued share capital of Bimai to one unrelated individual at RMB 0. The disposal resulted in a loss from disposal of approximately RMB 1.1 million (USD 0.2 million).

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

The amount of sales and net loss that resulted from the acquisitions and included in the consolidated statements of income and comprehensive income during the year ended December 31, 2021 were RMB 103,201,670 and RMB 783,032, respectively.

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

	Fair value	Fair value
	RMB	USD
Cash	161,638	25,335
Other current assets	1,701,734	266,815
Current liabilities	(1,863,372)	(292,150)
Total consideration	-	-

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Business combination (cont.)

The amount of sales and net income that resulted from the acquisitions and included in the consolidated statements of income and comprehensive income during the year ended December 31, 2021 were immaterial.

On July 1, 2022, Viwotong Tech entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1, respectively. The disposal resulted in a gain from disposal of approximately RMB 66,000 (USD 9,000).

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

The fair value of the operations of ICinit, determined as of October 1, 2021, included the estimated consideration received, less costs to sell. Gain from sales of this transaction is as follows:

	RMB	USD
Consideration received	40,975	6,427
Fair value of retained noncontrolling interest (49%)	1,003,886	157,455
Carrying value of noncontrolling interest	1,426,158	223,687
	2,471,019	387,569
Less: ICinit’s book value	(3,361,955)	(527,308)
Exchange rate difference	(10,590)	-
Loss on deconsolidation	(901,526)	(139,739)

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

Disposal of Pengcheng Keyi

On July 1, 2022, Viwotong Tech entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1, respectively. The disposal resulted in a gain from disposal of RMB 65,587 (USD 9,417).

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

Net assets of the entities disposed and gain on disposal was as follows:

December 31, 2022
RMB
Total current assets	13,370,652
Total other assets	25,022
Total assets	13,395,674
Total current liabilities	22,402,087
Total net assets	(9,006,413)
Noncontrolling interests	53,661
Total consideration	-
Total gain on disposal	8,952,752

Disposal of Bimai

On January 1, 2023, Viwotong Tech entered into an equity transfer agreement to transfer 100% of the issued share capital of Bimai to one unrelated individual at RMB 0. The disposal resulted in a loss from disposal of approximately RMB 1.1 million (USD 0.2 million).

Disposal of Fe-da Electronics and its subsidiaries

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 (USD 2,526,259) of loss from the transfer. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and gain on disposal was as follows:

	RMB	USD
Total current assets	3,583,579	505,962
Total other assets	115,270	16,275
Total assets	3,698,849	522,237
Total current liabilities	301,464	42,563
Total net assets	3,397,385	479,674
Total consideration	-	-
Total loss on disposal	17,801,786	2,526,259

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

Common shares issued and outstanding following the Closing are as follows:

Venus public shares after redemption	2,106,245
Venus shares converted from rights	482,500
Venus Sponsor shares	1,375,000
Venus shares issued to underwriter	75,000
Venus shares issued in the Business Combination	39,603,961
Venus shares issued to Joyous JD Limited	214,000
Weighted average shares outstanding	43,856,706
Percent of shares owned by VIYI shareholders	90.3%
Percent of shares owned by underwriter	0.17%
Percent of shares owned by Venus	9.04%
Percent of shares owned by Joyous JD limited	0.49%

As of December 31, 2022 and 2023, WiMi had 65.9 % and 56.0% outstanding equity interest in MicroAlgo, respectively.

Note 7 — Short term investments

Short term investments consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Marketable securities	38,448,624	435,659,383	61,510,354

Fair value disclosure:

December 31, 2022
	December 31,	Fair Value
	2022	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	38,448,624	38,448,624	-	-

December 31, 2023
	December 31,	Fair Value
	2023	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	435,659,383	435,659,383	-	-

There is no transfer between the levels for the periods presented.

Gain (loss) from sales of investments amounted to of approximately RMB 2.5 million, RMB (88.3) million and RMB 52.7 million (USD 7.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Accounts receivable	137,427,191	51,457,258	7,265,204
Less: allowance for doubtful accounts	(117,080,588)	(27,735,262)	(3,915,917)
Accounts receivable, net	20,346,603	23,721,996	3,349,287

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Beginning balance	111,639,312	117,080,588	16,810,813
Provision for credit losses, net of recovery	4,743,475	(80,857,764)	(11,416,234)
Deconsolidation of ICinit and Shenzhen Kuxuanyou and subsidiaries	(7,932,721)	-	-
Deconsolidation of Fe-da and subsidiaries	-	(8,487,562)	(1,198,351)
Exchange rate difference	8,630,522	-	(280,311)
Ending balance	117,080,588	27,735,262	3,915,917

Note 9 — Inventories

Inventories consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Finished goods – holographic accessories	1,494,770	-	-
Finished goods – semiconductors	909,048	-	-
Total inventories	2,403,818	-	-

Inventory impairment amounted to RMB 8,116,218, nil and nil for the year ended December 31, 2021, 2022 and 2023, respectively, which was mainly for obsolescent inventory for semiconductor accessories.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Office electronic equipment	1,381,602	1,144,347	161,569
Office fixtures and furniture	35,533	174,652	24,659
Vehicles	1,201,452	1,201,452	169,632
Building	24,825,710	94,259,656	13,308,435
Leasehold improvements	1,153,205	271,572	38,343
Subtotal	28,597,502	97,051,679	13,702,638
Less: accumulated depreciation	(4,449,209)	(4,916,961)	(694,221)
Total	24,148,293	92,134,718	13,008,417

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 amounted to RMB 1,124,655, RMB 1,663,412 and RMB 1,513,067 (USD 213,629), respectively. Impairment loss amounted to RMB 38,573, RMB 136,701 and nil, for the years ended December 31, 2021, 2022 and 2023, respectively.

Note 11 — Cost method investments

Cost method investments consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
19.0% Investment (1 company in the sales of semiconductor products and related accessories areas)	1,460,484	1,114,030	157,289
10% Investment (1 company)	38,000,000	268,422	37,898
9.0% Investment (2 company in the AR and virtual reality (“VR”) areas)	45,000,000	8,689,076	1,226,803
8.0% Investment (2 companies in the AR and VR areas)	1,100,000	-	-
6.0% Investment (1 company in the AR, VR, software and robotic areas)	600,000	-	-
5.5% Investment (1 company in the AR, VR and game areas)	600,000	-	-
5.0% Investment (23 companies in the AR, VR and digital marketing areas as of December 31, 2023	13,600,000	542,654	76,617
4.5% Investment (1 company in the VR medical treatment areas)	200,000	-	-
4.0% Investment (13 companies in the AR, VR, 3D animation and software areas)	8,400,000	289,369	40,856
3.5% Investment (2 companies in the AR and VR areas)	1,200,000	342,948	48,421
3.0% Investment (5 companies in the AR, VR and 3D animation areas)	3,900,000	43,867	6,193
2.55% Investment (1 company in the AR, VR and 3D animation areas)	13,929,200	-	-
2.0% Investment (3 companies in the AR, VR, 3D animation and software areas)	1,200,000	25,022	3,533
1.0% Investment (12 companies in the AR, VR, 3D animation, hardware and software areas)	41,450,000	185,320	26,165
Total	170,639,684	11,500,708	1,623,775

During the years ended December 31, 2021, 2022 and 2023, the Company totally made RMB 600,000, RMB 55,462,670 and nil in cost method investments, respectively. For the year ended December 31, 2023, the Company recognized the impairment loss of RMB 144,863,324 (USD 20,453,122) for the cost method investment, mainly due to the weak financial conditions recognized of Beijing WIMI’s and Shenzhen Weiyixin’s investments in near periods.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, software, customer relationship, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Copyrights	8,955,000	3,731,250	526,812
Non-compete agreements	42,200,000	42,200,000	5,958,180
Subtotal	51,155,000	45,931,250	6,484,992
Less: accumulated amortization	(44,438,750)	(45,931,250)	(6,484,992)
Intangible assets, net	6,716,250	-	-

Amortization expense for the years ended December 31, 2021, 2022 and 2023 amounted to RMB 17,400,708, RMB 8,820,352 and RMB 1,516,092 (USD 214,056), respectively.

Note 13 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred.

We performed goodwill impairment assessment for the reporting units as of December 31, 2023 using an asset-based approach with the assistance of a third party valuation firm.

The valuation of 100% of the equity interest of the reporting unit is based on the asset-based approach, which directly incorporates information about the economic benefits contributed by the underlying asset, and determines the value of the subject matter based on the balance sheet at the appraisal date and the value of all assets and liabilities at the appraisal date.

We have three reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2023

Segment	Reporting Unit	Net Goodwill as of December 31, 2023	Fair value as of December 31, 2023	Carrying Value as of December 31, 2023
		(in RMB thousands)	(in RMB thousands)	(in RMB thousands)
AR advertising services	Shenzhen Yidian	-	175,860	187,829
AR advertising services	Shenzhen Yitian	-	203,596	203,596
AR advertising services	Guoyu	-	159	159

The Company’s goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

The Company concluded that the carrying value of Shenzhen Yidian, Shenzhen Yitian and Guoyu exceeds or equals their respective fair value, resulting in a fully goodwill impairment for Shenzhen Yidian, Shenzhen Yitian and Guoyu for the year ended December 31, 2023.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Salary payables	1,909,260	1,068,104	150,805
Other payables and accrued expenses	10,233,141	159,677,872	22,544,774
Accrued interest payable	10,086,400	9,739,427	1,375,101
Total other payables and accrued liabilities	22,228,801	170,485,403	24,070,680

Other payables and accrued expenses include other payables with the amount of RMB 151,178,632 (USD 21,344,774) and other payments-intercompany with the amount of RMB 8,499,240 (USD 1,200,000), which are the temparary loans.

Note 15 — Related party balances and transactions

The Company borrowed RMB 75,500,000 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) in 2019 for cash flow purpose. The Company repaid RMB 91,500,000 during the year ended December 31, 2020. The Company also borrowed additional RMB 96,300,000 during the year ended December 31, 2020. The Company borrowed additional RMB 42,600,000 and repaid RMB 35,763,510 during the year ended December 31, 2021. The Company borrowed additional RMB 47,029,482 repaid RMB 75,644,627 during the year ended December 31, 2022. We repaid RMB 6,430,000 (USD 907,846) during the year ended December 31, 2023.The loan has an annual interest rate of 7% and is due in 2021 and 2022. During the year ended December 31, 2021, 2022 and 2023, interest expense related to this loan, included in finance expense, amounted to RMB 5,625,293, and RMB 1,542,315 and nil respectively.

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

Name of Related Parties	Relationship	Nature	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
			RMB	RMB	RMB	USD
Yang Cui	Executive director of Shenzhen Yiyun	Loan	16,100,000	-	-	-
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	71,036,490	42,421,345	35,991,345	5,081,585
Total:			87,136,490	42,421,345	35,991,345	5,081,585
Related party loan – current			20,000,000	42,421,345	-	-
Related party loan – non-current			67,136,490	-	35,991,345	5,081,585

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2024	-	-
2025	35,991,345	5,081,585
Total	35,991,345	5,081,585

Joyous JD is a non-controlling shareholder of MicroAlgo. The amount below represents advance to Venus Acquisition Corp prior to the merger. The amount was non-interest bearing and due on demand.

	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Other payables Related Party-Joyous JD	-	1,067,903	1,086,012	153,333

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, WiMi Cayman, MicroAlgo and VIYI are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

WiMi HK, Micro Beauty, VIDA, ICinit, VIYI Ltd, Viwo Tech and Viwotong Tech are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, WiMi HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Korgas Duodian, and Korgas Weidong were formed and registered in Korgas in Xinjiang, China from 2016 to 2020, and Kashi Duodian was formed and registered in Kashi in Xinjiang, China in 2019. These companies are not subject to income tax for 5 years and can obtain another two years of tax exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

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

Tax savings for the years ended December 31, 2021, 2022 and 2023 amounted to RMB 18,153,904, RMB 10,314,162 and RMB 497,152 (USD 70,551), respectively. The Company’s basic and diluted earnings per shares would have been lowered by RMB 0.14 and RMB 0.14 per share for the year ended December 31, 2021 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lowered by RMB 0.06 and RMB 0.06 per share for the year ended December 31, 2022 without the preferential tax rate reduction, respectively. The Company’s basic and diluted earnings per shares would have been lowered by RMB 0.18 (USD 0.03) and RMB 0.18 (USD 0.03) per share for the year ended December 31, 2023 without the preferential tax rate reduction, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Taxes (cont.)

Significant components of the benefit of (provision for) income taxes are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	RMB	RMB	RMB	USD
Current	(2,189,629)	(135,968)	(140,037)	(19,772)
Deferred	3,024,851	3,758,877	2,666,910	376,539
Income tax credit	835,222	3,622,909	2,526,873	356,767

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate in China	(14.0)%	(2.6)%	(20.0)%
Tax rate difference outside China(1)	(7.0)%	(18.0)%	(16.8)%
Change in valuation allowance	4.7%	(9.9)%	(5.0)%
Additional R&D deduction in China	(8.5)%	(0.3)%	-
Permanent difference	0.1%	6.8%	17.2%
Effective tax rate	0.3%	1.0%	0.5%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	372,554	987,848	139,473
Net operating loss carryforward	49,695,212	19,352,270	2,732,329
Less: valuation allowance	(50,067,766)	(19,352,270)	(2,732,329)
Deferred tax assets, net	-	987,848	139,473
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	1,679,063	-	-
Total deferred tax liabilities, net	1,679,063	-	-

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Taxes (cont.)

The Company’s cumulative net operating loss (“NOL”) was RMB 19,352,270 (USD 2,732,329) as of December 31, 2023.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021, 2022 and 2023 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
VAT taxes payable	41,902	396,457	55,975
Income taxes payable	5,363,733	5,024,623	709,422
Other taxes payable	24,094	2,009,768	283,758
Total	5,429,729	7,430,848	1,049,155

Note 17 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2023, cash balance of RMB 152,936,317 (USD 21,592,940) was deposited with financial institutions located in China, of which RMB 139,482,320 (USD 19,693,382) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash balance of HKD 201,286,738, approximately RMB 182,410,068 (USD 25,754,312) was maintained at financial institutions in Hong Kong, of which HKD 197,908,616 approximately RMB 179,348,746 (USD 25,322,087) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2023, cash balance of SGD 374,514 approximately RMB 2,013,835 (USD 284,332) was maintained at DI Scheme banks in Singapore, of which SGD 77,013 approximately RMB 414,112 (USD 58,468) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2023, cash balance of USD 110,000 (RMB 779,097) was deposited with a financial institution located in US, none of cash was subject to credit risk. The Company’s short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of December 31, 2023, a total of RMB 39,793,621 (USD 5,113,875) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the year ended December 31, 2021, one customer accounted for 13.6% of the Company’s total revenues. For the year ended December 2022, one customer accounted for 15.9% of the Company’s total revenues. For the year ended December 2023, one customer accounted for 9.2% of the Company’s total revenues.

As of December 31, 2022, three customers accounted for 35.6%, 16.6%, and 15.4% of the Company’s accounts receivable. As of December 31, 2023, three customers accounted for 27.3%, 14.5%, and 10.9% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2021, one vendor accounted for 13.7% of the Company’s total purchases. For the year ended December 31, 2022, one vendor accounted for 10.9% of the Company’s total purchases. For the year ended December 31, 2023, one vendor accounted for 11.2% of the Company’s total purchases.

As of December 31, 2022, four vendors accounted for 29.7%, 19.8%, 13.9% and 12.6% of the Company’s accounts payable. As of December 31, 2023, four vendors accounted for 26.5%, 25.1%13.3% and 11.7% of the Company’s accounts payable.

Note 18 — Leases

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Leases (cont.)

The Company has entered   into 8 non-cancellable operating lease agreements. The Company’s operating   lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms is 1 year as of December 31, 2023. Pursuant to requirements under ASC 842, the Company recognized right of use (“ROU”) assets and lease liabilities for operating leases at their commencement date, based on the present value of future minimum rental payments and a weighted average discount rate of 7%, which was determined using an incremental borrowing rate with similar term in the PRC. As of December 31, 2022 and December 31, 2023, the Company’s ROU assets were RMB 1,478,975 and RMB 538,987 (USD 76,099), respectively. Lease liabilities as of December 31, 2022 and December 31, 2023 were RMB 1,432,595 and RMB 432,474 (USD 61,061), respectively.

Lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. For the years ended December 31, 2021, December 31, 2022 and December 31, 2023, total lease expenses were RMB 4,672,111, RMB 4,225,631 and RMB 1,431,155 (USD 203,096).

The maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount		Operating Lease Amount
	RMB		USD
2023	447,365	*	63,163
2024	-		-
2025	-		-
2026	-		-
2027	-		-
Total lease payments	447,365		63,163
Less: Interest	(14,891)		(2,102)
Present value of lease liabilities	432,474		61,061

*	Include the operating leases with a term less than one year.

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

During the fourth quarter of 2018, WiMi Cayman issued 20,115,570 of Class A Ordinary Shares and 79,884,430 shares of Class B Ordinary shares, and the shares were accounted as if they were issued and outstanding at the beginning of the period presented pursuant to the reorganization as stated in Note 1 - Nature of business and organization.

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

During the year ended December 31, 2023, all of the Company’s outstanding warrants expired. No warrants were excised before expiration.

The Company’s outstanding warrants were classified as equity since they qualified for exception from derivative accounting as they were considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants was RMB 108.5 million (USD 16.8 million), which was valued based on the Black-Scholes-Merton model and was recorded as additional paid-in capital from common stock based on the relative fair value of net proceeds received using the following assumptions:

Annual dividend yield	-
Expected life (years)	2.0
Risk-free interest rate	0.92%
Expected volatility	180.03%

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2023:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2020	4,469,334	$8.6
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2021	4,469,334	$8.6
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2022	4,469,334	$8.6
Issued	-	$-
Exercised	-	-
Expired	(4,469,334)	$8.6
Warrants outstanding, as of December 31, 2023	-	$-
Warrants exercisable, as of December 31, 2023	-	$-

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

On September 12, 2020, the board of directors approved and granted 148,240 Class B ordinary shares valued at USD 3.31 per share on the grant date with an aggregated fair value of USD 490,674 under the 2020 Plan to employees and consultants, of which 103,240 shares vested on October 15, 2020. The remaining 45,000 shares granted to consultants are vesting in three equal annual installments, with the first instalment vesting on October 15, 2021, the second vesting on October 15, 2022 and the third vesting on October 15, 2023.

On January 26, 2021, the board of directors approved the grant of 720,000 Class B ordinary shares to management and employees. The shares were valued at USD 5.05 per share with grant date fair value of approximately RMB 25.1 million (approximately USD 3.6 million). 180,000 shares are to be vested on March 31, 2021 and remaining shares to be vested over a three year period from March 31, 2021.

As of December 31, 2022, total of 153,300,513 Class B ordinary shares were granted and issued under the 2020 Plan. For the years ended December 31, 2020, 2021 and 2022, the Company recorded RMB 191,418,458, RMB 10,582,557 and RMB 6,447,471 compensation expense related to the stock grants, respectively. As of December 31, 2022, total of 236,250 Class B ordinary shares under the 2020 and 2021 Plan with grant date fair value of approximately RMB 6.7 million were to be amortized through March 31, 2024.

On January 26, 2023, the Company’s Board approved the Company’s 2023 Equity Incentive Plan (the “2023 Plan”). The maximum aggregate number of Class B ordinary shares that may be issued under the 2023 Equity Incentive Plan is 23,000,000. The awards could be granted in the form of share options, restricted shares, restricted share units and other local awards.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WiMi’s PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WiMi PRC entities.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Shareholders’ equity (cont.)

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023, amounts restricted are the paid-in-capital and statutory reserve of WIMI PRC entities, which amounted to RMB 1,633,700,950 (USD 230,660,758).

Statutory reserve

As of December 31, 2022 and 2023, WIMI PRC entities collectively attributed RMB 24,478,153 and RMB 25,647,972 (USD 3,621,214), of retained earnings for their statutory reserves, respectively.

Note 20 — Warrant liability

The Company’s subsidiary, MicroAlgo Inc. (“MicroAlgo”), consummated a private placement of 270,500 Private Units at RMB 69.4 (USD 10.0) per unit simultaneously with the closing of its initial public offering in 2021 (See Note 1 - Nature of business and organization). Each Unit consists of one ordinary share of MicroAlgo Inc, par value $0.001 per share, one warrant (“Private Warrant”) entitling its holder to purchase one-half of one share at a price of $11.50 per share, and one right to receive one-tenth (1/10) of one share upon the consummation of the Company’s initial business combination.

The Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by MicroAlgo and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. MicroAlgo established the initial fair value for the private warrants at USD 380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 09, 2022	December 31, 2022	December 31, 2022	December 31, 2023	December 31, 2023
	USD	USD	RMB	USD	RMB
Input
Share price	10.47	1.25	8.71	0.91	6.45
Risk-free interest rate	3.8%	4.0%	4.0%	3.95%	3.95%
Volatility	5.7%	5.7%	5.7%	5.7%	5.7%
Exercise price	11.50	11.50	80.09	11.50	81.45
Warrant life (yr)	4.97	4.92	4.92	3.92	3.92

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Warrant liability (cont.)

As of December 09, 2022, the aggregate value of the private warrants was RMB 861,869 (USD 123,750). The change in fair value from January 1, 2022 to December 9, 2022 was approximately RMB 2.1 million (USD 0.3 million) was included in the historical retained earnings (accumulated deficits) of MicroAlgo. The fair value of the warrants on December 31, 2022 was nil, mainly due to the higher execise price comparing to actual share price. The fair value of the warrants as of December 31, 2022 and December 31, 2023 was nil and nil. The change in fair value of warrants of RMB 861,869 from December 09, 2022 to December 31, 2022 was reflected in the Company’s Statement of Operations.

Note 21 — Commitments and contingencies

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

Note 22 — Segments

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — Segments (cont.)

The following tables present summary information by segment for the years ended December 31, 2021, 2022 and 2023:

	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2021
	RMB	RMB	RMB	RMB
Revenues	435,917,971	14,056,868	483,816,680	933,791,519
Cost of revenues	254,217,297	4,385,783	425,620,752	684,223,832
Gross profit	181,700,674	9,671,085	58,195,928	249,567,687
Depreciation and amortization	5,936,500	5,385,869	7,202,994	18,525,363
Total capital expenditures	23,782,060	17,120	1,366,302	25,165,482

	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2022
	RMB	RMB	RMB	RMB
Revenues	480,322,821	1,356,556	200,613,602	682,292,979
Cost of revenues	337,945,690	145,397	201,155,503	539,246,590
Gross profit	142,528,452	1,059,838	(541,901)	143,046,389
Depreciation and amortization	2,939,581	2,761	7,541,422	10,483,764
Total capital expenditures	1,105,905	-	-	1,105,905

	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2023	Total December 31, 2023
	RMB	RMB	RMB	RMB	USD
Revenues	571,842,123	732,505	12,791,309	585,365,937	82,647,287
Cost of revenues	397,499,842	1,449,637	12,714,387	411,663,866	58,122,449
Gross profit	174,342,281	(717,132)	76,922	173,702,071	24,524,838
Depreciation and amortization	3,767,215	737,384	412,362	4,916,961	694,221
Total capital expenditures	69,520,884	-	-	69,520,884	9,865,736

Total assets as of:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
AR advertising services	1,071,603,048	551,391,408	77,850,455
AR entertainment	9,504,306	471,845,963	66,619,504
Semiconductor business	179,234,012	7,773,250	1,097,498
Total assets	1,260,341,366	1,031,010,621	145,567,457

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — Segments (cont.)

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	RMB	RMB	RMB	USD
Mainland PRC revenues	593,803,869	483,328,411	542,958,194	76,659,777
Hong Kong revenues	118,590,946	61,882,662	32,297,915	4,560,113
International revenues	221,396,704	137,081,906	10,109,828	1,427,397
Total revenues	933,791,519	682,292,979	585,365,937	82,647,287

Note 23 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date the Company issued these consolidated financial statements.

On January 4, 2024, we entered into a Securities Purchase Agreement with our subsidiary MicroAlgo Inc.(“MicroAlgo”), pursuant to which the MicroAlgo sold to WiMi 8,000,000 ordinary shares for a total consideration of $4,000,000, representing a per share consideration of $0.50 (“Share Purchase”). On January 8, 2024, the closing of the Share Purchase occurred. In addition to making a cash injection, the purpose of the Share Purchase is to mitigate risk of dilution in anticipation of potential issuance and sale of additional securities by the MicroAlgo pursuant to the MicroAlgo’s registration statement on Form F-3 which became effective on December 27, 2023.

On January 10, 2024, our subsidiary MicroAlgo Inc.(“MicroAlgo”) entered into securities purchase agreements with certain investors pursuant to which the MicroAlgo sold an aggregate of 5,800,000 ordinary shares for a total consideration of $2,900,000 ordinary shares at a per share consideration of $0.5 per share.

On February 27, 2024, our subsidiary MicroAlgo Inc.(“MicroAlgo”) entered into Securities Purchase Agreements with certain investors (the “Investors”), relating to its issuance of an aggregate of $11,000,000 (the “Principal Amount”) Convertible Promissory Notes due after 360 days of issuance (the “Convertible Notes”) and the ordinary shares that are issuable upon conversion of the Convertible Note.

On February 27, 2024, we entered into a Forward Purchase Agreement with MicroAlgo, pursuant to which we will purchase up to $11,000,000 of ordinary shares of the MicroAlgo at the Conversion Price in the event the Investors elect to receive conversion shares. The purpose of the potential sale and purchase under the Forward Purchase Agreement is to ensure that WIMI’s shareholding in the MicroAlgo remains above 51% in the event the purchasers of MicroAlgo’s notes pursuant to the February 27, 2024 convertible note purchase agreements elect to convert all or a portion of the outstanding balance to MicroAlgo’s ordinary shares.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Subsequent events (cont.)

On March 22, 2024, MicroAlgo’s Share Consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the MicroAlgo’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01, and the authorized share capital of the MicroAlgo was reduced from US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.0001 each to US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each (the “Share Consolidation”). No fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.Immediately following the Share Consolidation, the authorized share capital of the MicroAlgo be increased from US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each, by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing shares in the capital of the MicroAlgo.Following the Share Consolidation, the exercise price of the MicroAlgo’s warrants to purchase ordinary shares will be adjusted from $11.50 to $115.00 pursuant to the warrant agreement.

Note 24 — Condensed financial information of the parent company

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24 — Condensed financial information of the parent company (cont.)

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash in bank	17,660,758	3,578,051	505,182
Short term investment	27,761,919	378,843,373	53,488,553
Other receivables – intercompany	875,276,939	733,775,060	103,601,036
Total current assets	920,699,616	1,116,196,484	157,594,771
NON-CURRENT ASSETS
Other receivable-related parties	49,794,054	-	-
Investment in subsidiaries	80,972,615	-	-
Total non-current assets	130,766,669	-	-
Total assets	1,051,466,285	1,116,196,484	157,594,771
LIABILITIES AND SHAREHOLDERS’ EQUITY
Other payables	-	68,209,284	9,630,407
Other payables - intercompany	-	999,427	141,108
Total liabilities	-	69,208,711	9,771,515
SHAREHOLDERS’ EQUITY
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding of December 31, 2022 and 2023	13,095	13,095	1,849
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 153,300,513 shares and 176,300,513 shares issued and outstanding of December 31, 2022 and 2023	102,127	117,681	16,615
Additional paid-in capital	1,552,410,496	1,608,052,978	227,039,544
Accumulated deficit	(517,971,017)	(646,273,236)	(91,246,733)
Statutory reserves	24,478,153	25,647,972	3,621,214
Accumulated other comprehensive loss	(7,566,569)	59,429,283	8,390,767
Total shareholders’ equity	1,051,466,285	1,046,987,773	147,823,256
Total liabilities and shareholders’ equity	1,051,466,285	1,116,196,484	157,594,771

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24 — Condensed financial information of the parent company (cont.)

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
OPERATING EXPENSES
General and administrative	(10,704,897)	(7,372,851)	(4,400,226)	(621,264)
Research and development	(27,394,359)	(242,803,298)	-	-
Stock compensation	(10,582,557)	(6,447,471)	(55,171,257)	(7,789,580)
Total operating expenses	(48,681,813)	(256,623,620)	(59,571,483)	(8,410,844)
LOSS FROM OPERATIONS	(48,681,813)	(256,623,620)	(59,571,483)	(8,410,844)
OTHER INCOME (EXPENSE)
Investment income (loss)	2,491,671	(29,052,387)	8,645,424	1,220,640
Interest income	2,408	78,931	3,697,152	521,998
Finance expense	(21,282)	(22,526)	(100,698)	(14,217)
Other income (expense), net	503,806	3,452,034	-	-
Equity income (loss) of subsidiaries	(190,267,969)	(75,563,525)	(80,972,615)	(11,432,450)
Total other income (expense), net	(187,291,366)	(101,107,473)	(68,730,737)	(9,704,029)
NET LOSS	(235,973,179)	(357,731,093)	(128,302,220)	(18,114,873)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(19,536,206)	47,403,782	66,841,729	9,437,323
COMPREHENSIVE LOSS	(255,509,385)	(310,327,311)	(61,460,491)	(8,677,550)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24 — Condensed financial information of the parent company (cont.)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(235,973,179)	(357,731,093)	(128,302,220)	(18,114,873)
Adjustments to reconcile net income to cash used in operating activities:
Stock compensation expense	10,582,557	6,447,471	56,827,855	8,023,473
(Gain) loss from short term investment	(2,491,671)	29,052,387	(8,645,424)	(1,220,640)
Equity (income) loss of subsidiaries and VIEs	190,267,969	75,563,525	-	-
Change in operating assets and liabilities
Other receivable - related parties	-	-	49,794,054	7,030,377
Other payables			68,209,284	9,630,407
Intercompany	(199,216,770)	(140,366,420)	142,501,305	20,119,630
Prepaid expenses	1,571,484	-	-	-
Net cash used in operating activities	(235,259,610)	(387,034,130)	180,384,854	25,468,374
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short term investments	(98,023,653)	(314,610,239)	(342,436,029)	(48,348,233)
Redemptions of short term investments	99,084,663	294,130,260	-	-
Long term investment in subsidiaries	870,953	-	80,972,615	11,432,450
Net cash (used in) provided by investing activities	1,931,963	(20,479,979)	(261,463,414)	(36,915,783)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offerings, net	508,132,968	-	-	-
Repayment to related party loans	(2,274,154)	-	-	-
Sale of subsidiary’s noncontrolling interest	87,369,300	-	-	-
Net cash provided by financing activities	593,228,114	-	-	-
EFFECT OF EXCHANGE RATE ON CASH	(12,519,279)	22,723,004	66,995,853	9,416,802
CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	347,381,188	(384,791,105)	(14,082,707)	(2,030,607)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	55,070,675	402,451,863	17,660,758	2,535,789
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	402,451,863	17,660,758	3,578,051	505,182

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	402,451,863	17,660,758	3,578,051	505,182
Restricted cash	-	-	-	-
Total cash, cash equivalents and restricted cash shown in the parent company statements of cash flows	402,451,863	17,660,758	3,578,051	505,182