Form 20-F
period 2024-12-31
WiMi Hologram Cloud Inc.
filed 2025-04-22
CIK 1770088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Chaoyang District, Beijing

The People’s Republic of China, 100020

Tel: +86-10-5338-4913

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class B ordinary shares, par value US$0.002 per share*	WIMI	NASDAQ Global Market

*	Beginning on April 3, 2025, the WIMI’s Class B ordinary shares commenced trading on NASDAQ under “WIMI” while WIMI’s ADSs was no longer exist as a result of the ADR Termination on April 2, 2025.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, there were (i) 20,115,570 Class A ordinary shares issued and outstanding, par value US$0.0001 per share, and (ii)  176,300,513 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.(There were (i) 1,005,779 Class A ordinary shares issued and outstanding, par value US$0.002 per share, and (ii)  8,815,026 Class B ordinary shares issued and outstanding, par value US$0.002 per share, if retroactively adjusted to reflect the 20-to-1 ordinary share consolidation effected on April 14, 2025).

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

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refer to the American depositary shares, each representing two Class B ordinary shares;

●	“AR” refers to augmented reality, a technology that enhances the real world through the use of sensory information (visual, audio, or otherwise), which is added to the actual view of the real world;

●	“China” or “PRC” refers to the People’s Republic of China;

●	“CPM” refers to cost per thousand impressions, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refer to the legal currency of the Hong Kong SAR;

●	“ordinary shares” refer to ordinary shares consisted of our Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share; ( par value US$0.002 if retroactively adjusted to reflect the 20-to-1 share consolidation effected on April 14, 2025)

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“US$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States;

●	“View” refers to the number of times an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

●	“Venus” refers to “Venus Acquisition Corporation”, which changed its name to MicroAlgo Inc. on December 12, 2022;

●	“WIMI”, “WiMi Cayman”, “we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report refer to WiMi Hologram Cloud Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries. and, in the context of describing our operations and consolidated financial information, including its VIEs and their subsidiaries.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of USD 1.00 to RMB 7.1884, representing the mid-point reference rate set by People’s Bank of China on December 31, 2024, the last business day for the year ended December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

As of the close of business on April 2, 2025, New York time (the “ADR Termination Date”), the Company’s American Depositary Shares (ADSs) was automatically cancelled. In connection with this cancellation, each ADS holder was entitled to receive two (2) Class B ordinary shares of the Company per ADS held.

On April 3, 2025, the WIMI’s Class B ordinary shares began to trade on NASDAQ under “WIMI” while WIMI’s ADSs no longer exist as a result of the ADR Termination.

Effective from April 14, 2025, we conducted a 20-to-1 share consolidation, which consolidated twenty (20) shares with a par value of US$0.0001 each into one (1) share with a par value of US$0.002. Upon the effectiveness of such share consolidation, our authorized share capital became US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

On March 25, 2025, the shareholders of the Company approved the Company’s share capital increase after the Share Consolidation, the authorized share capital of the Company was increased to US1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Shareholders

We are not an operating company in China, but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses. Accordingly, we operate these businesses in China through our VIEs, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their shareholders to control the business operations of our VIEs. Revenues contributed by our VIEs and their subsidiaries accounted for 4.7%, 0.5% and 0.08% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to WiMi Hologram Cloud Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China. Investors of our Class B ordinary shares are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

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

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Our auditor is not subject to the determinations announced by the Public Company Accounting Oversight Board (“PCAOB”) on December 16, 2021. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. These risks could result in a material adverse change in our operations and the value of our Class B ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class B ordinary shares.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class B ordinary shares. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Trial Measures. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our Class B ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class B ordinary shares to significantly decline or be worthless.”

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

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, Onestop Assurance PAC, is headquartered in Singapore and registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China —Our Class B ordinary shares may be delisted and our Class B ordinary shares and shares prohibited from trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate certain auditors.”

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

D. RISK FACTORS

Summary of Risk Factors

Investment in our Class B ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings.

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

For more details, see “Item D. Risk Factors — Risks Relating to Doing Business in China — Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class B ordinary shares.”

●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class B ordinary shares. For more details, see “Item D. Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

●	Our Class B ordinary shares may be delisted and our ADSs and shares prohibited from trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate certain auditors.

●	We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our Class B ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class B ordinary shares to significantly decline or be worthless.

Risks Relating to the Class B Ordinary Shares

●	The market price for our Class B ordinary shares have fluctuated and may be volatile.

●	The sale or availability for sale of substantial amounts of our Class B ordinary shares could adversely affect their market price.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

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

We incurred net loss in the last two years, and we may not be able to maintain profitability in the future.

We had net loss of RMB 376.8 million in 2022, RMB 510.4 million in 2023 and net income of RMB 103.3 million (USD 14.4 million) in 2024. We have made significant investments in research and development expenses to develop and expand our business. We expect to continue to invest significantly in research and development to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow from operating activities on a timely basis, or at all.

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

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of December 31, 2024, we had 240 registered patents. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any pending patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar to or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

Our business depends on our ability to successfully and timely obtain payment from our customers of the amounts they owe us for work performed. We evaluate the financial condition of our customers and usually bill and collect on 30-to-60-day cycles. We have established allowances for losses of receivables and unbilled services. Actual losses on balances could differ from those that we currently anticipate, and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our customers. Macroeconomic conditions could also result in financial difficulties for our customers, including bankruptcy and insolvency. This could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Recovery of customer financing and timely collection of balances also depend on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our customer balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class B ordinary shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market. We are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this annual report, since we are an emerging growth company as defined under the JOBS Act. However, in the course of auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified three material weaknesses in information technology general control (“ITGC”) in the areas of: (1) data backup and disaster recovery, (2) user account management, and segregation of duties (3) risk assessment and mitigation strategy. We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, and) providing internal training to our accounting staff on U.S. GAAP. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties (3) enhance risk assessment procedures and controls. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Class B ordinary shares may not be able to remain listed on the NASDAQ Global Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that as of December 31, 2024, our internal control over financial reporting was not effective due to material weaknesses identified above. Once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

On June 10, 2021, our wholly-owned subsidiary, VIYI Algorithm Inc., or VIYI, entered into a definitive merger agreement with Venus Acquisition Corporation, a Cayman Islands exempted company and a publicly traded special purpose acquisition corporation (“Venus”) (the “Merger Agreement”). Pursuant to the Merger Agreement, a newly created merger subsidiary of Venus will be merged with and into VIYI with VIYI being the surviving entity and becoming Venus’ wholly owned subsidiary (“Merger”). The proposed merger had been completed on December 9, 2022, Venus had changed its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company.As a result of the Merger, the ordinary shares of MicroAlgo Inc. (“MicroAlgo”) became listed on NASDAQ under the symbol MLGO.

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

We adopted our 2020 Equity Incentive Plan, or the 2020 Plan, in July 2020 and 2023 Equity Incentive Plan or 2023 Plan in January 2023 for purposes of granting stock-based compensation awards to employees, directors, officers, and consultants to incentivize their performance and align their interests with ours. The maximum number of Class B ordinary shares which were issued pursuant to all awards under the 2020 Plan is 17,500,000. The maximum number of Class B ordinary shares which were issued pursuant to all awards under the 2023 Plan is 23,000,000. We believe the grant of share incentive awards is of significant importance to our ability to attract and retain employees, and we may continue to grant share incentive awards to employees in the future. As a result, we incurred expenses associated with stock-based compensation, which had an adverse effect on our results of operations and financial condition.

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

Foreign ownership of the telecommunication business and certain other businesses in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), or the Negative List, and Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016), foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider other than operating e-commerce, and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List, Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016) and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online operating business, internet audio-visual programs business, internet culture business and radio and television program production business.

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrence of any of these events results in our inability to direct the activities of our VIEs that most significantly impacts their economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP and our Class B ordinary shares may decline in value or become worthless.

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

The internet content service and online culture activities that we conduct through our VIEs are subject to Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new “negative list” to be issued under the Foreign Investment Law will be different from the 2024 Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The VIEs contributed 0.08% and 8.35% of the revenues and assets for the company in 2024. If we lose the control over VIEs, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP, therefore it will adversely affect our business, financial condition and results of operations, and our Class B ordinary shares may decline in value.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. For example, the enforcement of laws and rules and regulations in China can change quickly, which could result in a material change in our operations and/or the value of our Class B ordinary shares.

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

We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our Class B ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class B ordinary shares to significantly decline or be worthless.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, CSRC published both the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), requiring that for any “indirect offering and listing” of Chinese operating enterprises, the issuer shall designate a Chinese operating entity to complete the filing with and report relevant information to CSRC. On February 17, 2023, the CSRC promulgated a new set of regulations that consists of the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which had become effective on March 31, 2023. Pursuant to the Trial Measures, have come we may be required to submit filings to the CSRC following the submission of future overseas listings and the completion of future offerings of our equity securities to foreign investors. We thus cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our Class B ordinary shares or could significantly limit or completely hinder our ability to continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of the VIEs or lose the right to receive its economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our Class B ordinary shares to significantly decline or become worthless.

Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class B ordinary shares.

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

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class B ordinary shares.

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

Governments around the world, including the PRC government, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our Class B ordinary shares. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.

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

On September 30, 2024, the Regulations on Network Data Security was promulgated and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

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

Non-PRC resident Class B ordinary shares holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of Class B ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident Class B ordinary shares holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our Class B ordinary shares.

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

Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, conduct our business and to pay dividends to holders of our Class B ordinary shares.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries which in turn relies on consulting and other fees paid by our VIEs for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our Class B ordinary shares, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Furthermore, if our PRC subsidiaries, our VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class B ordinary shares.

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

Risks Related to the Class B ordinary shares

The market price for our Class B ordinary shares have fluctuated and may be volatile.

The trading price of our Class B ordinary shares have fluctuated since our Class B ordinary shares began to trade on the Nasdaq Global Market. The trading price of our Class B ordinary shares could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class B ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class B ordinary shares will trade.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class B ordinary shares, the market price for our Class B ordinary shares and trading volume could decline.

The trading market for our Class B ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class B ordinary shares, the market price for our Class B ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class B ordinary shares to decline.

The sale or availability for sale of substantial amounts of our Class B ordinary shares could adversely affect their market price.

Sales of substantial amounts of our Class B ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class B ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2024, we have 20,115,570 Class A ordinary shares and 176,300,513 Class B ordinary shares outstanding (we have 1,005,779 Class A ordinary shares and 8,815,026 Class B ordinary shares outstanding if retroactively adjusted to reflect the 20-to-1 ordinary share consolidation effected on April 14, 2025). Our Class B ordinary shares sold are freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares are available for sale, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. To the extent that these ordinary shares are sold into the market, the market price of our Class B ordinary shares could decline.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our Class B ordinary shares to decline.

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

Techniques employed by short sellers may drive down the market price of our Class B ordinary shares.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our Class B ordinary shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class B ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class B ordinary shares will likely depend entirely upon any future price appreciation of our Class B ordinary shares. There is no guarantee that our Class B ordinary shares will appreciate in value or even maintain the price at which you purchased our Class B ordinary shares. You may not realize a return on your investment in our Class B ordinary shares and you may even lose your entire investment in our Class B ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class B ordinary shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after the securities offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class B ordinary shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class B ordinary shares will likely depend entirely upon any future price appreciation of our Class B ordinary shares. There is no guarantee that our Class B ordinary shares will appreciate in value after the securities offering or even maintain the price at which you purchased our Class B ordinary shares. You may not realize a return on your investment in our Class B ordinary shares, and you may even lose your entire investment in our Class B ordinary shares.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class B ordinary shares.

Our memorandum and articles of association contains certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their Class B ordinary shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

Our Chairman controls more than 50% of the total voting power of our outstanding ordinary shares and thus his interest may differ from other shareholders, as he is able to exert significant control over certain actions requiring a shareholder vote.

Jie Zhao, our Chairman, controls more than 50% of the total voting power of our outstanding ordinary shares. Consequently, he is able to exert significant control over certain actions requiring a shareholder vote. As our majority shareholder, Mr. Zhao is able to elect our board of directors, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares, including the sale of our assets or an acquisition of assets. This concentration of ownership in our shares by Mr. Zhao limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. Consequently, his interest in such matters may differ from the interest of other shareholders.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Class B ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our Class B ordinary shares, we do not believe we were a PFIC for the taxable year ended December 31, 2024. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class B ordinary shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds our ADSs (prior to April 2, 2025) or Class B ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10.E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Rules.”

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

On June 5, 2023 VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands. On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman. On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology to VIWO Cayman. On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Limited (“VIWO HK”) in Hong Kong. On January 23, 2024, VIWO Technology (HK) Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd.(“Beijing Viwotong”). In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong. On March 7, 2024, Beijing Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”). In November, 2024, Beijing Viwotong transferred 100% equity of Tapuyu and Younike to BJ Weiyun for the purpose of easy for group management.

On June 20, 2024, Shenzhen Weiyixin Technology Co., Ltd. and Beijing Hologram WiMi Cloud Network Technology Co., Ltd jointly funded the establishment of Weiyiyuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)

On November 7, 2024, Kashi Duodian established a wholly-owned subsidiary, Beijing Yujie Scholarship Education Consulting Co., Ltd. (Beijing Yujie).

As of the close of business on April 2, 2025, New York time (the “ADR Termination Date”), the Company’s American Depositary Shares (ADSs) was automatically cancelled. In connection with this cancellation, each ADS holder was entitled to receive two (2) Class B ordinary shares of the Company per ADS held.

On April 3, 2025, the WIMI’s Class B ordinary shares began to trade on NASDAQ under “WIMI” while WIMI’s ADSs no longer exist as a result of the ADR Termination.

Effective from April 14, 2025, we conducted a 20-to-1 share consolidation, which consolidated twenty (20) shares with a par value of US$0.0001 each into one (1) share with a par value of US$0.002. Upon the effectiveness of such share consolidation, our authorized share capital became US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

On March 25, 2025, the shareholders of the Company approved the Company’s share capital increase after the Share Consolidation, the authorized share capital of the Company was increased to US1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

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

Capital Expenditure

Our capital expenditure amounted to approximately RMB 1.1 million, RMB 69.5 million and RMB 28,641 (USD 3,984) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of December 31, 2024 are set out as follows:

●	Patent: We had 240 registered patents in China, which covers technologies for image processing and display, model input/output and 3D modeling. 233 of our 240 registered patents were granted as patent for utility model;

●	Software copyrights. We maintain a large portfolio of copyright-protected software. We had 532 registered software copyrights in China;

●	Trademarks. We had 85 registered trademarks in China, and no pending trademark application with the PRC State Administration for Industry and Commerce; and

●	Domain names. We had 9 registered domain names in China.

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

The MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024, which serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments.

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

On October 23, 2019, the SAFE released the Circular 28, according to which besides foreign-invested enterprises engaged in investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.

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

Regulation on Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, last amended in 2023 and became effective in July 2024 and the Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance” and “Item 4.B. Business Overview — Regulation — Regulations on Foreign Direct Investment in Value Added Telecommunications Companies.” We are a company incorporated in the Cayman Islands. Hologram WiMi and Shenzhen Weiyixin, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Beijing WiMi and Shenzhen Weiyixin, our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and their subsidiaries and consolidate their operating results in our consolidated financial statements under GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure.”

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

D. PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China, we currently lease approximately 827.2 square meters of office space in the aggregate. In addition, we own buildings with an aggregate floor area of approximately 6,551 square meters. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

Our total revenues were RMB 682.3 million, RMB 585.4 million and RMB 541.9 (USD 75.4 million) for the year ended December 31, 2022, 2023 and 2024, respectively. We recorded a net loss of RMB 376.8 million and RMB 510.4 million for the years ended December 31, 2022 and 2023 respectively, and we recorded a net income of RMB 103.3 million (USD 14.4 million) for the years ended December 31, 2024.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for AR advertising services

Approximately 70.6%, 97.7% and 100.0% of our revenues were generated from our holographic AR advertising services for the years ended December 31, 2022, 2023 and 2024 respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our AR advertising services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, new services, products and capabilities, to newer stages of development. To retain and attract existing and potential customers, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, holographic AR and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings. We spent approximately RMB 341.6 million, RMB 171.1 million and RMB 111.7 million (USD 15.5 million) on research and development for the years ended December 31, 2022, 2023 and 2024, respectively.

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

AR entertainment revenues include revenues generated from mobile games services and technology developments. We generate revenues from mobile games include royalty payments from licensee operators of our mobile games and fees collected from game developers for using our game portal.

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

Our breakdown of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
AR advertising services	480,322,821	571,842,123	541,924,655	75,388,773
AR entertainment	1,356,556	732,505	-	-
Semiconductor business	200,613,602	12,791,309	-	-
Total revenue	682,292,979	585,365,937	541,924,655	75,388,773

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

Our breakdown of cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
AR advertising services	337,945,690	397,499,842	387,946,081	53,968,349
AR entertainment	145,397	1,449,637	-	-
Semiconductor business	201,155,503	12,714,387	-	-
Total cost of revenues	539,246,590	411,663,866	387,946,081	53,968,349

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

Results of Operations

Our consolidated results of operations for the years ended December 31, 2022, 2023 and 2024 are summarized below:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Revenues	682,292,979	585,365,937	541,924,655	75,388,773
Cost of revenues	(539,246,590)	(411,663,866)	(387,946,081)	(53,968,349)
Gross profit	143,046,389	173,702,071	153,978,574	21,420,424
Selling expenses	(5,932,506)	(3,562,585)	(2,300,186)	(319,986)
General and administrative expenses	(44,935,678)	(157,119,636)	(34,195,858)	(4,757,089)
Research and development expenses	(341,611,729)	(171,056,952)	(111,688,665)	(15,537,347)
Provision for expected credit loss	(4,452,821)	(9,671,349)	1,126,192	156,668
Stock compensation expense	(6,447,471)	(55,658,036)	-	-
Goodwill impairment loss	(35,493,300)	(243,334,346)	-	-
Impairment loss from long-lived assets	(13,713,235)	(5,499,260)	(35,839,687)	(4,985,767)
Impairment loss from long-term investment	-	(144,863,324)	(157,429)	(21,900)
Change in fair value of warrant liability	832,355	-	-	-
Loss from operations	(308,707,996)	(617,063,417)	(29,077,059)	(4,044,997)
Other (expense) income, net	(71,731,949)	104,170,561	138,975,886	19,333,355
Loss before provision for income taxes	(380,439,945)	(512,892,856)	109,898,827	15,288,358
Income taxes credit	3,622,909	2,526,873	(6,561,949)	(912,853)
Net (loss) income	(376,817,036)	(510,365,983)	103,336,878	14,375,505
Other comprehensive income (loss)	41,795,213	66,887,988	(51,402,738)	(7,150,790)
COMPREHENSIVE (LOSS) INCOME	(335,021,823)	(443,477,995)	51,934,140	7,224,715

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues decreased by approximately RMB 43,4 million, or 7.4%, from approximately RMB 585.4 million for the year ended December 31, 2023 to approximately RMB 541.9 million (USD 75.4 million) for the year ended December 31, 2024, due to a decrease of approximately RMB 12.8 million (USD 1.8 million) in semiconductor business revenue, a decrease of approximately RMB 0.7 million (USD 0.1million) in AR entertainment revenue, a decrease of approximately RMB 29.9 million (USD 4.2 million) in AR advertising revenue.

Our AR advertising revenue decreased by approximately RMB 29.9 million, or 5.2%, from approximately RMB 571.8 million for the year ended December 31, 2023 to approximately RMB 541.9 million (USD 75.4 million) for the year ended December 31, 2024. The decrease was primarily attributable to the decline in the overall market demand for internet advertising.

Our AR entertainment revenue decreased by approximately RMB 0.7 million, or 100.0%, from approximately RMB 0.7million for the year ended December 31, 2023 to RMB nil (USD nil) for the year ended December 31, 2024. Our subsidiary, Shenzhen Yitian, did not engage in operational activities in 2024; hence, no AR entertainment revenue was recorded for the current fiscal year.

The revenue of our semiconductor business, which we started in July 2020, decreased by approximately RMB 12.8 million, or 100.0%, from approximately RMB 12.8 million for the year ended December 31, 2023 to RMB nil (USD nil) for the year ended December 31, 2024. The decline is due to the divestiture of Fe-da Electronics and its subsidiaries in April 2023, as we have decided to concentrate on our core business.

Cost of Revenues

Our total cost of revenues decreased by approximately RMB 23.7 million, or 5.8%, from approximately RMB 411.7 million for the year ended December 31, 2023 to approximately RMB 387.9 million (USD 54.0 million) for the year ended December 31, 2024.

Our cost of revenues for AR advertising services decreased by approximately RMB 9.6 million, or 2.4%, from approximately RMB 397.5 million for the year ended December 31, 2023 to approximately RMB 387.9 million (USD 54.0 million) for the year ended December 31, 2024. This decrease was attributed to the decrease in AR advertising services revenue.

Our cost of revenues for AR entertainment decreased by approximately RMB 1.4 million, or 100.0%, from approximately RMB1.4 million for the year ended December 31, 2023 to RMB nil (USD nil) for the year ended December 31, 2024. The decrease was attributed to the decrease in AR entertainment revenue.

Our cost of revenues for semiconductor business was approximately RMB 12.7 million for the year ended December 31, 2023 compared to RMB nil (USD nil) for the year ended December 31, 2024, mainly due to the decrease of revenue for semiconductor business.

Gross Profit

Our gross profit decreased by approximately RMB 19.7 million, from approximately RMB 173.7 million for the year ended December 31, 2023 to approximately RMB 154.0 million (USD 21.4 million) for the year ended December 31, 2024. The decline in revenue led to a decrease in gross profit.

Our gross profits from our major business segments are summarized as follows:

	For the Years Ended December 31,			Variance
	2023	2024	2024	Amount
	RMB	RMB	USD	RMB
AR advertising
Gross profit	174,342,281	153,978,574	21,420,424	(20,363,707)
AR entertainment
Gross profit	(717,132)	-	-	717,132
Semiconductor business
Gross profit	76,922	-	-	(76,922)
Total
Gross profit	173,702,071	153,978,574	21,420,424	(19,723,497)

Operating Expenses

For the year ended December 31, 2024, we incurred approximately RMB 183.1 million (USD 25.5 million) in operating expenses, representing a decrease of approximately RMB 607.7 million, or 76.9%, from approximately RMB 790.8 million for the year ended December 31, 2023, the decrease was mainly because there was no stock compensation expenses occurred, no impairment loss occurred for goodwill and minimal impairment losses were recognized for long-term investments in financial year 2024.

Selling expenses decreased by approximately RMB 1.3 million, or 35.4%, from approximately RMB 3.6 million for the year ended December 31, 2023 to approximately RMB 2.3 million (USD 0.3 million) for the year ended December 31, 2024. The decrease was mainly due to the disposal of Khorgas Weidong and reduced the number of sales personnel of Younike.

General and administrative expenses decreased by approximately RMB 122.9 million, or 78.2%, from RMB 157.1 million for the year ended December 31, 2023 to approximately RMB 34.2 million (USD 4.8 million) for the year ended December 31, 2024. The decrease was mainly due to no stock compensation expenses occurred from MicroAlgo in financial year 2024.

Research and development expenses decreased by approximately RMB 59.3 million, or 34.7%, from approximately RMB 171.1 million for the year ended December 31, 2023 to approximately RMB 111.7 million (USD 15.5 million) for the year ended December 31, 2024. The decrease was mainly due to the company improved its research and development efficiency by optimizing allocation of resources and management procedures with less expenses during fiscal year 2024.

The expected credit losses provision moved from RMB 9.7 million for the year ended December 31, 2023, to a net reversal of RMB 1.1 million (USD 0.2 million) for the year ended December 31, 2024, representing an increase of RMB 10.8 million or 111.6% in the provision amount. This change primarily stems from the reversal of credit losses related to other receivables from Younike and Shenzhen Yitian.

Stock-based compensation decreased by approximately RMB 55.7 million, or 100.0%, from RMB 55.7 million for the year ended December 31, 2023 to RMB nil (USD nil) for the year ended December 31, 2024. There was no stock compensation expense occurred in financial year 2024.

Impairment loss for goodwill decreased by approximately RMB 243.3 million, or 100.0% from RMB 243.3 million for the year ended December 31, 2023 to RMB nil (USD nil) for the year ended December 31, 2024. There was no goodwill and the impairment losses occurred in financial year 2024.

Impairment loss from long-term investment decreased by approximately RMB 144.7 million, or 99.9%, from RMB 144.9 million for the year ended December 31, 2023 to RMB 0.2 million (USD 21,900) for the year ended December 31, 2024. The decrease was mainly due to the substantial recognition of impairment provisions in prior years.

Other income (expenses), net

Total other income, net, for the year ended December 31, 2024 was approximately RMB 139.0 million (USD 19.3 million) as compared to other income, net, of RMB 104.2 million for the year ended December 31, 2023.

For the year ended December 31, 2024, we have a loss from investment of approximately RMB 34.5 million (USD 4.8 million) as compared an investment income of approximately RMB 52.7 million for the year ended December 31, 2023. The decrease of the income was primarily due to changes in the financial markets.

Interest income increased from approximately RMB 13.7 million for the year ended December 31, 2023 to approximately RMB 163.9 million (USD 22.8 million) for the year ended December 31, 2024. Our interest income increased primarily due to the increased interest from investment products.

Finance expenses, mainly consists of amortization of debt discount, interest expenses and currency exchange gain or loss. Our finance expenses, net, increased by approximately RMB 77,510 for the year ended December 31, 2024, primarily because of the currency exchange influence.

Other income increased from approximately RMB 1.2 million for the year ended December 31, 2023 to approximately RMB 10.7 million (USD 1.5 million) for the year ended December 31, 2024. The increase was mainly attributed to the refund of ADR fees of WIMI Inc and rental income of short-term leases

Gain from disposal of subsidiaries decreased from approximately RMB 37.6 million for the year ended December 31, 2023 to RMB nil (USD nil) for the year ended December 31, 2024. There was no disposals in the fiscal year 2024.

Income taxes credit

Our current income tax benefit decreased by approximately RMB 9.1 million, or 359.7%, primarily due to an increase in income tax provisions from Viwo Tech. This change reflects a shift from an income tax benefit of RMB 2.5 million for the year ended December 31, 2023, to an income tax provision of approximately RMB 6.6 million (USD 0.9 million) for the year ended December 31, 2024.

Net (loss) income

Our net result shifted from a net loss of approximately RMB 510.4 million for the year ended December 31, 2023, to a net income of approximately RMB 103.3 million (USD 14.4 million) for the year ended December 31, 2024. After deducting non-controlling interest, net loss attributable to us was approximately RMB 421.2 million for the year ended December 31, 2023, compared to net income of RMB 71.6 million (USD 10.0 million) for the same period in 2024. Comprehensive loss was RMB 443.5 million for the year ended December 31, 2023, compared to comprehensive income of RMB 51.9 million (USD 7.2 million) for the same period in 2024. After deducting non-controlling interest, comprehensive loss attributable to us was approximately RMB 354.1 million for the year ended December 31, 2023, compared to net income of RMB 17.8 million (USD 2.4 million) for the same period in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operation—Year Ended December 31, 2023 Compared with Year Ended December 31, 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2024.

B.  LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, we had cash and short-term investment of approximately RMB 1,918.4 million (USD 266.9 million). Our working capital was approximately RMB 1,269.2 million (USD 176.6 million) as of December 31, 2024. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

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

To utilize the proceeds, we received from the offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the SAFE, as amended, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

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

The following table summarizes the key components of our cash flows for the years ended December 31, 2022, 2023 and 2024.

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net cash (used in) provided by operating activities	(238,156,390)	88,561,225	532,904,757	74,133,988
Net cash used in investing activities	(90,250,237)	(304,739,770)	(416,769,533)	(57,978,066)
Net cash provided by financing activities	108,855,202	3,859,803	667,604,819	92,872,519
Effect of exchange rate change on cash and cash equivalents	39,986,359	(22,287,633)	(51,402,738)	(7,150,790)
Net change in cash and cash equivalents	(179,565,066)	(234,606,375)	732,337,305	101,877,651
Cash and cash equivalents, beginning of year	752,347,147	572,782,081	338,175,706	47,044,642
Cash and cash equivalents, end of year	572,782,081	338,175,706	1,070,513,011	148,922,293

Operating activities

Net cash provided by operating activities was approximately RMB 532.9 million (USD 74.1 million) for the year ended December 31, 2024, as compared to net cash provided by operating activities was approximately RMB 88.6 million for the year ended December 31, 2023, and net cash used in operating activities was approximately RMB 238.2 million for the year ended December 31, 2022.

Net cash provided by operating activities for the year ended December 31, 2024 was primarily attributable to net income of approximately RMB 103.3 million (USD 14.4 million) adjusted by various non-cash items such as loss from disposal of subsidiary of approximately RMB 54.7 million (USD 7.6 million), impairment loss from long-lived assets of approximately RMB 35.8 million (USD 5.0 million) and other payables and accrued liabilities of approximately 347.7 million (USD 48.4 million). Cash outflow was offset by other receivables and prepaid expenses of approximately RMB 8.9 million (USD 1.2 million).

Net cash provided by operating activities for the year ended December 31, 2023 was primarily attributable to net loss of approximately RMB 510.4 million adjusted by various non-cash items such as impairment loss for goodwill of approximately RMB 243.3 million, income from unconsolidated subsidiary of approximately RMB 89.2 million, provision for doubtful accounts of approximately RMB 81.4 million and stock compensation expenses of approximately RMB 55.7 million. Cash inflow was also attributable to the increase in accounts receivable recovered of approximately 86.0 million, prepaid services fees of approximately 51.1 million and other payables and accrued liabilities of approximately RMB 148.3 million. Cash outflow was offset by other receivables and prepaid expenses of approximately RMB 5.4 million.

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

Investing activities

Net cash used in investing activities was approximately RMB 416.8 million (USD 58.0 million) for the year ended December 31, 2024. Net cash used in investing activities was approximately RMB 304.7 million for the year ended December 31, 2023. Net cash used in investing activities were approximately RMB 90.3 million for the year ended December 31, 2022.

Cash used in investing activities for the year ended December 31, 2024 was mainly due to purchases of short-term investment of approximately RMB 1,109.6 million (USD 154.4 million). Cash outflow was partially offset by redemption of short-term investments of approximately RMB 658.6 million (USD 91.6 million) and the gain from short-term investment-realized of approximately RMB 34.3 million (USD 4.8 million).

Cash used in investing activities for the year ended December 31, 2023 was mainly due to purchases of short-term investment of approximately RMB 687.4 million and purchases of property and equipment of approximately RMB 68.1 million. Cash outflow was partially offset by redemption of short term investments of approximately RMB 290.2 million and the purchases of cost method investment of approximately RMB 159.1 million.

Cash used in investing activities for the year ended December 31, 2022 was mainly due to purchases of short-term investment of approximately RMB 591.8 million, payment for cost method investments of approximately RMB 54.1 million as we continue to form strategic alliance in the industry. Cash outflow was partially offset by the redemption of short-term investments of approximately RMB 501.8 million, collection of loans to third party by VIYI Ltd of approximately RMB 26.3 million, and the collection of RMB 27.6 million from ICinit, our cost method investee.

Financing activities

Cash provided by financing activities was approximately RMB 670.0 million (USD 93.2 million) for the year ended December 31, 2024. Cash provided by financing activities was approximately RMB 3.9 million for the year ended December 31, 2023. Cash provided by financing activities was approximately RMB 108.9 million for the year ended December 31, 2022.

For the year ended December 31, 2024, cash provided by financing activities was mainly proceeds from short term loan-banking facility of approximately RMB 18.1 million (USD 2.5 million), cash received from security issuance of MicroAlgo of approximately RMB 20.6 million (USD  2.9 million), proceeds from related party loans of approximately RMB 4.3 million (USD 0.6 million) and cash received from convertible notes issuance of MicroAlgo of approximately RMB 660.0 million (USD 91.8 million). Cash inflow was offset by the loan repaid to bank of approximately RMB 16.6 million (USD 2.3 million) and repayments to related party loans of approximately RMB 18.8 million (USD 2.6 million).

For the year ended December 31, 2023, cash provided by financing activities was mainly proceeds from short term loan-banking facility of approximately RMB 7.1 million. Cash inflow was offset by the loan to Parent of approximately RMB 3.2 million.

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

Contractual Obligations

As of December 31, 2024, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
		Less than
	Total	1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB
Contractual obligations
Operating leases obligations	1,558,338	848,214	466,843	243,281	-
Loans – related parties	22,604,882	-	22,604,882	-	-
Total	24,163,220	848,214	23,071,725	243,281	-

*	Include the operating leases with a term less than one year.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 341.6 million, RMB 171.1 million and RMB 111.7 million (USD 15.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

D. TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jie Zhao	48	Chairman
Shuo Shi	42	Chief Executive and Operations Officer and Director
Songrui Guo	41	Chief Technology Officer and Director
Guanghui Zheng	35	Chief Financial Officer
Hongtao Zhao	48	Independent Director
Teck Yong Heng	52	Independent Director
Ting Zhang	40	Independent Director
Dr. Harriet Ywan	42	Independent Director

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

B. COMPENSATION

Compensation

In 2024, we paid an aggregate cash compensation of approximately RMB 872,372 (USD 123,169) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

For the year ended December 31, 2024, we did not grant any share incentive awards to our directors and executive officers under the 2023 Plan.

D. EMPLOYEES

As of the date of this annual report, all of our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2024:

Function	Number of full-time employees
Research and Development	64
Business and Marketing	22
Administrative, Human Resources and Finance	21
Total	107

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

E. SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of December 31, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 9,820,805 ordinary shares outstanding as of the date of this annual report, consisting of 1,005,779 Class A ordinary shares and 8,815,026 Class B ordinary shares, as retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 14, 2025.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%	Number	%	%**
Directors and Executive Officers:†
Jie Zhao(1)	1,005,779	100.0	2,079,595	23.6%	64.3%
Shuo Shi	-	-	2,834	* %	* %
Songrui Guo	-	-	250	* %	* %
Guanghui Zheng	-	-	500	* %	* %
Hongtao Zhao	-	-	-	-	-
Dr. Harriet Ywan	-	-	-	-	-
Ting Zhang	-	-	-	-	-
Teck Yong Heng	-	-	-	-	-
All directors and officers as a group:	1,005,779	100.0	2,083,179	23.6%	64.3%
Principal Shareholders:
Vital Success Global Ltd.(2)	-	-	1,329,594	15.1%	7.0%
Wonderful Seed Ltd.(3)	-	-	750,001	8.5%	4.0%

Notes:

*	Less than 1% of our total outstanding shares.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The business address of our directors and executive officers is Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing, the People’s Republic of China, 100020.

(1)	The number of ordinary shares as retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 14, 2025 beneficially owned represents 1,005,779Class A ordinary shares held by Wimi Jack Holdings Ltd.,1,329,594 Class B ordinary shares held by Vital Success Global Ltd. and 750,001Class B ordinary shares held by Wonderful Seed Limited. Both Vital Success Global Limited and Wonderful Seed Limited are ultimately controlled by Zhao — Vital Success Personal Trust and Zhao — Wonderful Seed Personal Trust, respectively. Jie Zhao is the settlor of Zhao — Vital Success Personal Trust, and the settlor and the sole beneficiary of Zhao — Wonderful Seed Personal Trust. Jie Zhao exercises voting and dispositive power of the securities held by Wimi Jack Holdings Ltd., Vital Success Global Ltd. and Wonderful Seed Limited.

(2)	Jie Zhao exercises voting and dispositive power of the securities held by such entity. Jie Zhao has appointed Zhao-Virtual Zone Trust as the beneficiary of the trust.

(3)	Jie Zhao exercises voting and dispositive power of the securities held by such entity.

As of December 31, 2024, 6,735,431 of our Class B ordinary shares as retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 14, 2025 are held by one record holder in the United States, which is the depositary of our ADS program (prior to April 2, 2025), representing 68.6% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. In accordance with our Second Amended and Restated Memorandum and Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B. RELATED PARTY TRANSACTIONS

Transactions with Related Parties

The Company borrowed RMB 47,029,482 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) for cash flow purpose, and repaid RMB 75,644,627 during the year ended December 31, 2022. The Company repaid RMB 6,430,000 and RMB 13,386,463 (USD 1,862,231) during the year ended December 31, 2023 and 2024. The Company bears an annual interest rate of 7% for transactions with Shanghai Junei Internet Co. in 2022, and bears no such interest rate in 2023 and 2024. During the year ended December 31, 2022, 2023 and 2024, interest expense included in finance expense, amounted to RMB 1,542,315, nil and nil respectively. The balance is unsecured and repayable on demand but in no event later than December 31, 2026.

			December 31,	December 31,	December 31,	December 31,
Name of Related Parties	Relationship	Nature	2022	2023	2024	2024
			RMB	RMB	RMB	USD
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	42,421,345	35,991,345	22,604,882	3,144,633
Total:			42,421,345	35,991,345	22,604,882	3,144,633
Related party loan – current			42,421,345	-	-	-
Related party loan – non-current			-	35,991,345	22,604,882	3,144,633

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2025	-	-
2026	22,604,882	3,144,633
Total	22,604,882	3,144,633

Joyous JD is a non-controlling shareholder of MicroAlgo. The amount below represents advance to Venus Acquisition Corp prior to the merger. The amount was non-interest bearing and due on demand.

	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Other payables Related Party-Joyous JD	1,067,903	1,086,012	-	-

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

Dividend Information

We currently have no plan to declare or pay any dividends in the near future on our shares, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class B ordinary shares to the registered holder of such Class B ordinary shares.

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

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ADSs have been listed on the Nasdaq Global Market since April 1, 2020 under the symbol “WIMI.” Each ADS represents two Class B ordinary shares.

As of the close of business on April 2, 2025, New York time (the “ADR Termination Date”), the Company’s ADSs was automatically cancelled.

On April 3, 2025, the WIMI’s Class B ordinary shares began to trade on NASDAQ under “WIMI” while WIMI’s ADSs no longer exist as a result of the ADR Termination.

B. Plan of Distribution

Not applicable.

C. Markets

See “Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this annual report, our authorized share capital is US1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

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

E. TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Class B ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class B ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class B ordinary shares, nor will gains derived from the disposal of our Class B ordinary shares be subject to Cayman Islands income or corporation tax.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class B ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class B ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

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

This discussion applies only to a U.S. Holder that holds the ADSs or Class B ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Our American deposit receipt facility was terminated on April 2, 2025, and the holders of our ADSs received our Class B ordinary shares in exchange for such ADSs. For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, the termination of our American deposit receipt facility is generally not expected to be a taxable transaction for United States federal income tax purposes. Except where specifically discussed below, the United States federal income tax consequences discussed below would apply to each U.S. Holder of ADSs prior to April 2, 2025.

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

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs (Prior to April 2, 2025) or Class B ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class B ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class B ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class B ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short-term investments. In Mainland China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2024, cash balance of RMB 196,042,168 (USD 27,272,017) was deposited with financial institutions located in Mainland China, of which RMB 180,738,834 (USD 25,143,124) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of HKD 138,442,698, approximately RMB 149,499,696 (USD 20,797,354) was maintained at financial institutions in Hong Kong, of which HKD 133,693,250 approximately RMB 144,370,923 (USD 20,083,874) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2024, cash balance of SGD 3,623,767,217 approximately RMB 680,980,046 (USD 94,733,188) was maintained at DI Scheme banks in Singapore, of which SGD 3,606,776,833 approximately RMB 677,787,205 (USD 94,289,022) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2024, cash balance of USD 6,119,735 (RMB 43,991,101) was deposited with a financial institution located in US, none of cash was subject to credit risk. The Company’s short-term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong, Mainland China and Singapore. As of December 31, 2024, short-term investments subject to credit risk included RMB 7,188,400 (USD 1,000,000) deposited with a Hong Kong-based securities company, RMB 143,768 (USD 20,000) with a Mainland China-based securities company, and RMB 2,682,116 (USD 373,117) with a Singapore-based securities company. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

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

The Company previously maintained a shelf registration statement on Form F-3 (File No. 333-257383) filed with the SEC, which became effective on July 6, 2021. This registration statement expired by its terms under Rule 415(a)(5) under the Securities Act on July 6, 2024. We filed a new shelf registration statement on Form F-3 (File No. 333-281416) which was declared effective on December 30, 2024, to permit future offerings of securities.

No securities were sold under the expired Registration Statement on Form F-3 (File No. 333-257383) prior to its expiration, and as of the most recent practicable date, no securities have been offered or sold under the currently effective Registration Statement on Form F-3 (File No. 333-281416)

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2024, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The specific material weaknesses identified by the Company’s management as of December 31, 2024 are described as follows:

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

	2023	2024	2024
	RMB	RMB	USD
Services
Audit Fees	7,209,835	1,720,903	239,400
Audit-Related Fees	428,503	90,574	12,600

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

Date: April 22, 2025

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors and shareholders of WiMi Hologram Cloud Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WiMi Hologram Cloud Inc. and its subsidiaries (collectively, the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ ONESTOP ASSURANCE PAC

ONESTOP ASSURANCE PAC (PCAOB ID: 6732)

We have served as the Company’s auditor since 2022.

Singapore

April 22, 2025

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	338,175,706	1,070,513,011	148,922,293
Short-term investments	435,659,383	847,927,125	117,957,699
Accounts receivable, net	23,721,996	23,714,517	3,298,998
Prepaid services fees	48,694,021	53,331,115	7,419,053
Other receivables and prepaid expenses, net	10,475,174	17,819,085	2,478,866
Total current assets	856,726,280	2,013,304,853	280,076,909

NON-CURRENT ASSETS
Property and equipment, net	92,134,718	125,811,741	17,502,051
Long-term investments	11,500,708	11,205,874	1,558,882
Prepaid expenses and deposits	32,600	16,536	2,300
Prepayments	69,089,480	-	-
Deferred tax assets	987,848	440,346	61,258
Operating lease right-of-use assets	538,987	1,580,414	219,856
Total non-current assets	174,284,341	139,054,911	19,344,347
TOTAL ASSETS	1,031,010,621	2,152,359,764	299,421,256

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	30,152,570	27,847,447	3,873,942
Deferred revenues	10,387,169	3,614,212	502,784
Other payables and accrued liabilities	170,485,403	572,874,009	79,694,231
Amount due to related party – current	1,086,012	-	-
Bank loans	13,500,000	15,000,000	2,086,695
Operating lease liabilities - current	432,474	803,622	111,794
Convertible notes payable	-	109,119,912	15,180,000
Taxes payable	7,430,848	14,862,809	2,067,610
Total current liabilities	233,474,476	744,122,011	103,517,056

OTHER LIABILITIES		-	-
Amount due to related party – noncurrent	35,991,345	22,604,882	3,144,633
Operating lease liabilities - noncurrent	-	696,549	96,899
Total other liabilities	35,991,345	23,301,431	3,241,532
Total liabilities	269,465,821	767,423,442	106,758,588

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares[1], USD 0.002 par value, 1,250,000 shares authorized, 1,005,779 shares issued and outstanding as of December 31, 2023 and December 31, 2024	13,095	13,095	1,822
Class B ordinary shares[1], USD 0.002 par value, 13,750,000 shares authorized, 8,815,026 shares issued and outstanding as of December 31, 2023 and December 31, 2024	117,681	117,681	16,371
Additional paid-in capital	1,608,052,978	1,836,463,319	255,475,950
Accumulative deficit	(940,331,198)	(863,708,298)	(120,153,066)
Statutory reserves	25,647,972	20,666,568	2,874,989
Accumulated other comprehensive income	59,475,542	5,631,753	783,450
Total shareholders’ equity	752,976,070	999,184,118	138,999,516

NONCONTROLLING INTERESTS	8,568,730	385,752,204	53,663,152

Total equity	761,544,800	1,384,936,322	192,662,668

Total liabilities and shareholders’ equity	1,031,010,621	2,152,359,764	299,421,256

[1]	The shares amounts are presented on a retroactive basis to reflect the 20-to-1 ordinary share consolidation effected on April 14, 2025 (See Note 18).

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
OPERATING REVENUES
Services	481,679,377	571,842,123	541,924,655	75,388,773
Products	200,613,602	13,523,814	-	-
Total operating revenues	682,292,979	585,365,937	541,924,655	75,388,773

COST OF REVENUES	(539,246,590)	(411,663,866)	(387,946,081)	(53,968,349)

GROSS PROFIT	143,046,389	173,702,071	153,978,574	21,420,424

OPERATING EXPENSES
Selling expenses	(5,932,506)	(3,562,585)	(2,300,186)	(319,986)
General and administrative expenses	(44,935,678)	(157,119,636)	(34,195,858)	(4,757,089)
Research and development expenses	(341,611,729)	(171,056,952)	(111,688,665)	(15,537,347)
(Provision) reversal of credit losses	(4,452,821)	(9,671,349)	1,126,192	156,668
Stock compensation expenses	(6,447,471)	(55,658,036)	-	-
Impairment loss for goodwill	(35,493,300)	(243,334,346)	-	-
Impairment loss for long-lived assets	(13,713,235)	(5,499,260)	(35,839,687)	(4,985,767)
Impairment loss from long-term investment	-	(144,863,324)	(157,429)	(21,900)
Change in fair value of warrant liability	832,355	-	-	-
Total operating expenses	(451,754,385)	(790,765,488)	(183,055,633)	(25,465,421)

(LOSS) INCOME FROM OPERATIONS	(308,707,996)	(617,063,417)	(29,077,059)	(4,044,997)

OTHER INCOME (EXPENSE)
Investment (loss) income	(88,267,543)	52,687,134	(34,496,902)	(4,798,968)
Income from unconsolidated subsidiary	1,826,318	-	-	-
Interest income	3,733,002	13,727,595	163,948,029	22,807,305
Finance expenses, net	(2,253,132)	(1,048,673)	(1,126,183)	(156,667)
Other income, net	3,889,022	1,182,719	10,650,942	1,481,685
Gain from disposal of subsidiary	8,952,752	37,621,786	-	-
Gain from disposal of equity interest	387,632	-	-	-
Total other (expense) income, net	(71,731,949)	104,170,561	138,975,886	19,333,355

(LOSS) INCOME BEFORE INCOME TAXES	(380,439,945)	(512,892,856)	109,898,827	15,288,358

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(135,968)	(140,037)	(6,014,447)	(836,688)
Deferred	3,758,877	2,666,910	(547,502)	(76,165)
Income tax credit (expense)	3,622,909	2,526,873	(6,561,949)	(912,853)

NET (LOSS) INCOME	(376,817,036)	(510,365,983)	103,336,878	14,375,505

Less: Net (loss) income attributable to non-controlling interests	(19,085,943)	(89,175,621)	31,695,382	4,409,240

NET (LOSS) INCOME ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(357,731,093)	(421,190,362)	71,641,496	9,966,265

NET (LOSS) INCOME	(376,817,036)	(510,365,983)	103,336,878	14,375,505

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	41,795,213	66,887,988	(51,402,738)	(7,150,790)

COMPREHENSIVE (LOSS) INCOME	(335,021,823)	(443,477,995)	51,934,140	7,224,715

Less: Comprehensive (loss) income attributable to non-controlling interests	(24,694,512)	(89,329,744)	34,136,433	4,819,692

COMPREHENSIVE LOSS ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(310,327,311)	(354,148,251)	17,797,707	2,405,023

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted [1]	8,613,652	8,723,405	9,820,804	9,820,804

(LOSS) EARNINGS PER SHARE
Basic and diluted [1]	(41.53)	(48.28)	7.29	1.01

[1]	The shares amounts are presented on a retroactive basis to reflect the 20-to-1 ordinary share consolidation effected on April 14, 2025 (See Note 18).

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares				Additional	Accumulative deficit		Accumulated other
	Class A Shares [1]	Par Value	Class B Shares [1]	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive (loss) income	Noncontrolling interests	Total
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, December 31, 2021	1,005,779	13,095	7,665,026	102,127	1,454,680,407	28,573,157	(164,334,928)	(54,970,351)	75,400,758	1,339,464,265
Recapitalization of MicroAlgo	-	-	-	-	91,282,618	-	-	-	47,192,228	138,474,846
Vesting of employee share compensation	-	-	-	-	6,447,471	-	-	-	-	6,447,471
Net loss	-	-	-	-	-	-	(357,731,093)	-	(19,085,943)	(376,817,036)
Reclassification of statutory reserves due to deconsolidation	-	-	-	-	-	(4,095,004)	4,095,004	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	47,403,782	(5,608,569)	41,795,213
BALANCE, December 31, 2022	1,005,779	13,095	7,665,026	102,127	1,552,410,496	24,478,153	(517,971,017)	(7,566,569)	97,898,474	1,149,364,759
Vesting of employee share compensation	-	-	1,150,000	15,554	55,642,482	-	-	-	-	55,658,036
Net loss	-	-	-	-	-	-	(421,190,362)	-	(89,175,621)	(510,365,983)
Statutory reserves	-	-	-	-	-	1,169,819	(1,169,819)	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	67,042,111	(154,123)	66,887,988
BALANCE, December 31, 2023	1,005,779	13,095	8,815,026	117,681	1,608,052,978	25,647,972	(940,331,198)	59,475,542	8,568,730	761,544,800
Contribution from issuance of shares to noncontrolling interests	-	-	-	-	-	-	-	-	343,047,041	343,047,041
Subsidiary share issuance	-	-	-	-	228,410,341	-	-	-	-	228,410,341
Net income	-	-	-	-	-	-	71,641,496	-	31,695,382	103,336,878
Disposal of subsidiary	-	-	-	-	-	(6,401,093)	6,401,093	-	-	-
Statutory reserves	-	-	-	-	-	1,419,689	(1,419,689)	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	(53,843,789)	2,441,051	(51,402,738)
BALANCE, December 31, 2024	1,005,779	13,095	8,815,026	117,681	1,836,463,319	20,666,568	(863,708,298)	5,631,753	385,752,204	1,384,936,322

		USD		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2024	1,005,779	1,822	8,815,026	16,371	255,475,950	2,874,989	(120,153,066)	783,450	53,663,152	192,662,668

[1]	The shares amounts are presented on a retroactive basis to reflect the 20-to-1 ordinary share consolidation effected on April 14, 2025 (See Note 18).

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(376,817,036)	(510,365,983)	103,336,878	14,375,505
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	10,483,764	1,299,670	6,016,997	837,043
Allowance for credit losses	4,452,821	(81,409,449)	(4,897,513)	(681,308)
Stock compensation expenses	6,447,471	55,658,036	-	-
Deferred tax assets	(3,758,877)	(2,666,910)	547,502	76,165
Gain from sale of equity interest in unconsolidated subsidiary	(387,632)	-	-	-
Loss from short-term investment-unrealized	88,267,548	-	4,473,150	622,273
Loss from disposal of property and equipment	-	-	1,876	261
(Gain)/loss from disposal of subsidiary	(8,952,752)	-	54,718,523	7,612,059
(Gain)/loss from long-term investments-unrealized	(1,826,318)	89,175,621	294,834	41,015
Amortization of operating lease right-of-use assets	1,749,137	939,988	1,005,700	139,906
Impairment loss for goodwill	35,493,300	243,334,346	-	-
Impairment loss from long-lived assets	13,713,235	5,499,260	35,839,687	4,985,767
Change in fair value of warrant liabilities	(832,355)	-	-	-
Change in operating assets and liabilities:
Accounts receivables	(3,873,010)	85,969,933	7,479	1,040
Inventories	4,653,176	2,403,818	-	-
Prepaid services fees	193,987	51,057,663	(4,598,881)	(639,764)
Other receivables and prepaid expenses	403,493	(5,414,936)	(8,886,009)	(1,236,161)
Prepaid expenses and deposits	190,101	-	-	-
Accounts payable	(2,373,625)	4,869,870	(2,305,123)	(320,673)
Other payables and accrued liabilities	8,739,816	148,256,602	347,670,083	48,365,434
Deferred revenues	(12,011,173)	(833,113)	(6,772,957)	(942,206)
Operating lease liabilities	(1,714,996)	(1,214,310)	(979,430)	(136,251)
Taxes payable	(396,465)	2,001,119	7,431,961	1,033,883
Net cash (used in) provided by operating activities	(238,156,390)	88,561,225	532,904,757	74,133,988

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of long-term investments	(54,052,200)	-	-	-
Sale of long-term investments	-	160,540,094	-	-
Purchases of property and equipment	(1,105,905)	(68,069,105)	(28,641)	(3,984)
Purchases of short-term investments	(591,813,924)	(687,403,223)	(1,109,610,734)	(154,361,295)
Redemption of short-term investments	501,798,043	290,192,464	658,600,174	91,619,856
Gain from short-term investment-realized	-	-	34,269,668	4,767,357
Consideration received from sale of equity interest	2,657,913	-	-	-
Cash decrease due to deconsolidation	(1,660,917)	-	-	-
Cash received from Tapuyu, Pengcheng and Bimai acquisitions	2,033	-	-	-
Collection from third party	26,335,190	-	-	-
Collection of receivables from ICinit	27,589,530	-	-	-
Net cash used in investing activities	(90,250,237)	(304,739,770)	(416,769,533)	(57,978,066)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan – banking facility	-	7,070,000	18,140,000	2,523,510
Payments to bank loans	-	-	(16,640,000)	(2,314,841)
Proceeds from related party loans	47,029,482	18,109	4,323,537	601,460
Repayments to related party loans	(77,144,627)	(3,228,306)	(18,796,012)	(2,614,770)
Cash received from security issuance of MicroAlgo	-	-	20,605,950	2,866,556
Cash received from convertible notes issuance of MicroAlgo	-	-	659,971,344	91,810,604
Cash received from recapitalization of MicroAlgo	138,970,347	-	-	-
Net cash provided by financing activities	108,855,202	3,859,803	667,604,819	92,872,519

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	39,986,359	(22,287,633)	(51,402,738)	(7,150,790)

CHANGE IN CASH AND CASH EQUIVALENTS	(179,565,066)	(234,606,375)	732,337,305	101,877,651

CASH AND CASH EQUIVALENTS, beginning of year	752,347,147	572,782,081	338,175,706	47,044,642

CASH AND CASH EQUIVALENTS, end of year	572,782,081	338,175,706	1,070,513,011	148,922,293

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	1,250,425	241,350	464,515	64,620
Cash paid for interest	20,124	736,031	759,480	105,654

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred merger costs reclassified to additional paid in capital	3,839,567	-	-	-
Shares converted from convertible notes payable	-	-	547,865,768	76,215,259
Reclassification of long-term investment to cost method	1,460,484	-	-	-

The following table provides a reconciliation of cash and cash equivalents reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Cash and cash equivalents	572,782,081	338,175,706	1,070,513,011	148,922,293
Total cash and cash equivalents shown in the consolidated statements of cash flows	572,782,081	338,175,706	1,070,513,011	148,922,293

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

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000 (approximately RMB 60,321 or USD 6,400). The Company concluded that it had lost controlling financial interest in ICinit on October 1, 2021 and deconsolidated ICinit on October 1, 2021 and recorded the fair value of its investment as long-term investment. As the deconsolidation did not present a strategic change on the Company’s operation, the deconsolidation was not presented as discontinued operations.

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

On March 7, 2024, Beijing Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”). In November, 2024, Beijing Viwotong transferred 100% equity of Tapuyu and Younike to BJ Weiyun for the purpose of easy for group management.

On May 20, 2024, the Company’s board of directors approved the equity transfer agreement between Hainan Weidong Technology Co., Ltd. (“Hainan Weidong”) and a related individual to transfer 100% equity interest of Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”) to the related individual with RMB 10 (USD 1.4), YY Online were Disposed in May 2024.

On October 21, 2024, the Company’s board of directors approved the disposal of Khorgas Weidong Technology Co., Ltd. (“Khorgas Weidong”).

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

On June 20, 2024, Shenzhen Weiyixin Technology Co., Ltd. and Beijing Hologram WiMi Cloud Network Technology Co., Ltd jointly funded the establishment of Weiyiyuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”).

On November 7, 2024, Kashi Duodian established a wholly-owned subsidiary, Beijing Yujie Scholarship Education Consulting Co., Ltd. (Beijing Yujie).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

The accompanying consolidated financial statements reflect the activities of WiMi Cayman and each of the following entities as of December 31, 2024:

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

Lixin Technology Co., Ltd. (“Lixin Technology”)

●   A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

●   Incorporated on August 4, 2020

●   Primarily engages in research, development and sale of computer chip and intelligent chip products

100% owned by WiMi Cayman

Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)	● A PRC limited liability company ● Incorporated on October 10, 2020 ● Plan to support the daily operations of Lixin Technology	100% owned by Lixin Technology

Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on March 4, 2021 ● A holding company	100% owned by WiMi Cayman

Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)	● A PRC limited liability company ● Incorporated on May 21, 2021 ● Plan to engage AR advertising services	100% owned by TJ Zhongzheng

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
MicroAlgo Inc. (“MicroAlgo”)	● A Cayman company ● Incorporated on May 14, 2018 ● A holding company	56% owned by Wimi Cayman

VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	● A Cayman company ● Incorporated on September 24, 2020 ● Primarily engages in the development of central processing algorithm and cloud computing services	86.5% owned by WiMi Cayman before March 26, 2021; 73% owned by WiMi Cayman after March 26, 2021; 100% owned by MicroAlgo after December 9, 2022

VIYI Technology Ltd. (“VIYI Ltd”)	● A Hong Kong company ● Incorporated on October 9, 2020 ● A holding company	100% owned by VIYI

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on November 18, 2020 ● A holding company	100% owned by VIYI Ltd

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	● A PRC limited liability company ● Incorporated on November 30, 2020 ● Engages in providing software support services	58% owned by Shenzhen Weiyixin

Hainan Weidong Technology Co., Ltd. (“Weidong”)	● A PRC limited liability company ● Incorporated on October 28, 2020 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	● A PRC limited liability company ● Incorporated on March 18, 2019 ● Engages in R&D and application of intelligent visual algorithm technology	99% owned by Weidong, 1% owned by SZ Weidong

Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	● A PRC limited liability company ● Incorporated on October 30, 2020 ● Primarily engages in AR advertising services	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021 Dissolved on December 30,2024;

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	● A PRC limited liability company ● Incorporated on January 14, 2019 ● Primarily engages in AR services	Disposed in May 2024

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	● A PRC limited liability company ● Incorporated on March 08, 2011 ● Primarily engages in mobile games development	100% owned by Beijing WiMi before December 24, 2020; VIE of Shenzhen Weiyixin starting on December 24, 2020; 100% owned by Shenzhen Weiyixin starting April 1, 2022

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	● A PRC limited liability company ● Incorporated on October 16, 2015 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yitian

CDDI Capital Ltd (“CDDI”)	● A British Virgin Islands Company ● Incorporated on June 5, 2023	100% owned by VIYI Technology Limited

VIWO AI Technology Inc. (“VIWO Cayman”)	● Incorporated on June 5, 2023, under the laws of the Cayman Islands ● A holding company	55% owned by CDDI Capital Ltd

Viwo Technology Limited. (“Viwo Tech”)	● A Hong Kong company ● Incorporated on April 15, 2021 ● Engages in intelligent chips design	100% owned by VIWO Cayman

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	● A PRC limited liability company ● Incorporated on July 19, 2021 ● No operations as of December 31, 2022	100% owned by Viwo Tech

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	● A PRC limited liability company ● Incorporated on June 22, 2021 ● Engages in E-commerce services and application of intelligent visual algorithm technology	100% owned by Viwotong Tech from December 1, 2021 to February 6, 2024; 100% owned by Beijing Viwotong from February 6, 2024 to November 21, 2024; 100% owned by BJ Weiyun after November 21, 2024

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Beijing Younike Information Technology Co., Ltd. (“Younike”)	● A PRC limited liability company ● Incorporated on July 22, 2022 ● Engages in central processing algorithm in advertising industry	100% owned by Viwotong Tech from January 1, 2023 to February 28, 2024; 100% owned by Beijing Viwotong from February 28, 2024 to November 11, 2024; 100% owned by BJ Weiyun after November 11, 2024

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	● A PRC limited liability company ● Incorporated on March 27, 2023 ● Primarily engages in central processing algorithm in advertising industry	100% owned by Weidong

VIWO Technology (HK) Limited (VIWO HK)	● A Hong Kong company ● Incorporated on December 20,2023 ● A holding company	100% owned by VIWO Cayman

Beijing Viwotong Technology Co., Ltd.(“Beijing Viwotong”)	● A PRC limited liability company ● Incorporated on January 24, 2024 ● Primarily engages in central processing algorithm in advertising industry	100% owned by VIWO HK

Beijing Weiyunshikong Technology Co., Ltd. (“BJ Weiyun”)	● A PRC limited liability company ● Incorporated on March 7, 2024 ● Primarily engages in central processing algorithm in advertising industry	100% owned by Beijing Viwotong

Weiyiyuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)	● A PRC Limited Partnership ● Incorporated on June 20, 2024 ● No operations as of December 31, 2024	50% owned by Shenzhen Weiyixin; 50% owned by WiMi WFOE

Beijing Yujie Scholarship Education Consulting Co., Ltd	● A PRC limited liability company ● Incorporated on November 7, 2024 ● No operations as of December 31, 2024	100% owned by Kashi Duodian

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to RMB 59,475,542 and RMB 5,631,753 (USD 783,450) as of December 31, 2023 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi HK and VIYI, on December 31, 2023 and 2024 were translated at RMB 1.00 to HKD 1.1035 and to HKD 1.0799, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2022, 2023 and 2024 were RMB 1.00 to HKD 1.1643, HKD 1.1109 and to HKD 1.0957, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi Cayman, Skystar and Fe-da Electronics, on December 31, 2023 and 2024 were translated at RMB 1.00 to USD 0.1412 and USD 0.1391, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2022, 2023 and 2024 were RMB 1.00 to USD 0.1487, USD 0.1419 and to USD 0.1404, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of USD 1.00 to RMB 7.1884, representing the mid-point reference rate set by Peoples’ Bank of China on December 31, 2024, the last business day for the year ended December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Reclassification

Certain reclassifications have been made to the financial statements for comparative purposes. Specifically, for the year ended December 31, 2023, the amount originally recorded under “Purchases of lone-term investments” was reclassified to “Sale of long-term investments”. The reclassification has no impact on total assets, total liabilities, the statements of operations or the statements of cash flow for the periods presented.

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

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2023 and 2024, allowances for accounts receivable amounted to RMB 27,735,262 and RMB 24,105,435 (USD 3,353,380), respectively.

Short-term investments

Short-term investments are investment in marketable equity securities that are measured and recorded at fair value based on quoted prices in active markets on reporting dates with changes in fair value, whether realized or unrealized, recorded through the income statement.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2023 and 2024, allowance for prepaid services fees amounted to RMB nil and RMB 141,348 (USD 19,663), respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Other receivables and prepaid expenses, net

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services and prepaid VAT. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2023 and 2024, allowance for credit losses from other receivable amounted to RMB 3,229,486 and RMB 9,654,372 (USD 1,343,049), respectively.

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

Long-term investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the equity method. The Company records long-term investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2024, the Company recognized the impairment loss of RMB 157,429 (USD 21,900) for the long-term investment, mainly due to the weak financial conditions recognized of Beijing WIMI’s and Shenzhen Weiyixin’s investments in near periods.

Prepayments

Prepayments are payments made to housing developers for commercial and residential properties down payments. These amounts are refundable and bear an interest ranging from 0% to 3.85% per annul if the housing developers were not able to provide the qualified houses as stated in the contracts. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2024, all of the prepayments had been fully transferred to property and equipment.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2022, 2023 and 2024, RMB 13,713,235, RMB 5,499,260 and RMB 35,839,687 (USD 4,985,767) impairment of long-lived assets was recognized.

Convertible notes payable

Convertible notes are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. For the year ended December 31, 2024, the convertible notes payable amounted to RMB 109,119,912 (USD 15,180,000).

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

The Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. The Company’s revenue is recognized at a point when an end user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

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

— Software development service

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

The Company acts as a principal rather than an agent in these software development contracts. As the principal, the Company directly fulfills the performance obligation by designing, developing, testing, and installing the customized software, maintaining control over the service delivery process and assuming the primary responsibility for satisfying the contract requirements. The Company’s revenue from software development contracts is generally recognized over time during the development period the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

(ii) AR Entertainment

The Company’s AR entertainment includes mobile games operations.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

a. Mobile Games Services

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

— Jointly operated mobile game publishing services

The Company is offering publishing services for mobile games developed by third party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. The Company contracts with third party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third party payment platforms and the co publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the publishing services is completed at a point in time when the game players made a payment to purchase coins.

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

— Licensed out mobile games

The Company also licenses third parties to operate its mobile games developed internally through mobile portal and receives revenue from the third-party licensee operators on a monthly basis. The Company’s performance obligation is to provide mobile games to game operators which enable players of the mobile games to make in game purchases and the Company recognized revenue at a point in time when game players completed the purchases. The Company records revenues on a net basis, as the Company does not have the control of the services provided as it does not have the primary responsibility for fulfillment nor does not have the right to change the pricing of the game services.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

(iii) Semiconductor business

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

The Company’s disaggregate revenue streams are summarized below:

	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Online AR advertising services	480,322,821	571,842,123	541,924,655	75,388,773
Mobile games	1,356,556	732,505	-	-
Sales of semiconductor products	200,613,602	12,791,309	-	-
Total revenues	682,292,979	585,365,937	541,924,655	75,388,773

The Company’s revenue by timing of transfer of goods or services are summarized below:

	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Goods and services transferred at a point in time	682,292,979	585,365,937	415,200,758	57,759,830
Services transferred over time	-	-	126,723,897	17,628,943
Total revenues	682,292,979	585,365,937	541,924,655	75,388,773

The Company’s revenue by geographic locations are summarized below:

	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Mainland PRC revenues	483,328,411	542,958,194	415,200,758	57,759,830
Hong Kong revenues	61,882,662	32,297,915	126,723,897	17,628,943
International revenues	137,081,906	10,109,828	-	-
Total revenues	682,292,979	585,365,937	541,924,655	75,388,773

Cost of revenues

For AR advertising services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

For AR entertainment segment, the cost of revenue consists of the shared costs with content providers based on the profit-sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For computer chip and intelligent chip business segment, the cost of revenue consists primarily of the costs of products sold.

Advertising costs

Advertising costs amounted to RMB 47,170, RMB 126,751 and RMB nil (USD nil) for the years ended December 31, 2022, 2023 and 2024, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 2,939,923, RMB 2,046,371 and RMB 2,026,529 (USD 281,917) for the years ended December 31, 2022, 2023 and 2024, respectively.

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 44.0% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2023.Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 48.8% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2024.

Noncontrolling interests consist of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
VIDA	(39,704,812)	(39,556,588)	(5,523,457)
Viru	(141,931)	(10,518,406)	(1,463,247)
MicroAlgo	48,415,473	435,827,198	60,649,856
Total noncontrolling interests	8,568,730	385,752,204	53,663,152

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended December 31, 2022, 2023 and 2024, there was no dilutive effect of potential shares due to the Company’s net loss.

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

Recently issued accounting pronouncements

On November 27, 2023, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The amendments will be effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027”. Entities within the ASU’s scope are permitted to early adopt the ASU. The Company does not plan to early adopt ASU 2024-03 and is evaluating the impact of adoption of ASU 2024-03 on the consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which expands annual and interim disclosure requirements for reportable segments. On adoption, the disclosure improvements will be applied retrospectively to prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company disclosures in respect of this ASU are included in Note 19 - Segments.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

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

A VIE is an entity that has either a total long-term investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE.

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

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Current assets	48,490,650	44,242,131	6,154,656
Property and equipment, net	91,369,608	125,356,649	17,438,741
Other noncurrent assets	265,926,480	10,132,185	1,409,519
Total assets	405,786,738	179,730,965	25,002,916
Total liabilities	(609,000,686)	(616,896,870)	(85,818,384)
Net assets	(203,213,948)	(437,165,905)	(60,815,468)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Current liabilities:
Accounts payable	9,219,643	9,252,203	1,287,102
Deferred revenues	-	204,494	28,448
Other payables and accrued liabilities	16,422,802	18,773,301	2,611,611
Taxes payable	6,901,910	8,970,615	1,247,929
Third-party loan	186,932,179	186,932,179	26,004,699
Intercompany payable*	353,532,807	370,159,196	51,493,962
Total current liabilities	573,009,341	594,291,988	82,673,751
Non-current shareholder loan	35,991,345	22,604,882	3,144,633
Total liabilities	609,000,686	616,896,870	85,818,384

*	Intercompany balances will be eliminated upon consolidation.

The summarized operating results of the VIE’s are as follows:

	For the	For the	For the	For the
	year ended	year ended	year ended	year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Operating revenues	32,112,603	2,779,482	437,235	60,825
Gross profit	14,442,464	(210,922)	154,316	21,467
Income (loss) from operations	589,775	(285,922,484)	(41,055,473)	(5,711,351)
Net income (loss)	5,700,402	(286,436,377)	(36,977,304)	(5,144,024)

The summarized statements of cash flow of the VIE’s are as follows:

	For the	For the	For the	For the
	year ended	year ended	year ended	year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	29,324,687	(117,520,675)	13,499,029	1,877,890
Net cash provided by (used in) investing activities	5,043,123	(67,043,921)	-	-
Net cash (used in) provided by financing activities	(84,715,145)	180,502,179	(13,386,463)	(1,862,231)
Effect of exchange rate on cash and cash equivalents	11,795	90,793	32,560	4,530
Net (decrease)/increase in cash and cash equivalents	(50,335,540)	(3,971,624)	145,126	20,189
Cash and cash equivalents, beginning of year	56,408,415	6,072,875	2,101,251	292,311
Cash and cash equivalents	6,072,875	2,101,251	2,246,377	312,500

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

The following table provides a reconciliation of cash and cash equivalents reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Cash and cash equivalents	6,072,875	2,101,251	2,246,377	312,500
Total cash and cash equivalents	6,072,875	2,101,251	2,246,377	312,500

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

Disposal of Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)

On May 20, 2024, the Company’s board of directors approved the equity transfer agreement between Hainan Weidong Technology Co., Ltd. (“Hainan Weidong”) and a related individual to transfer 100% equity interest of YY Online to the related individual with RMB 10 (USD 1.4). The disposal resulted in a gain from disposal of approximately RMB 1,416,187 (USD 197,010). Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and loss on disposal was as follows as of the year end December 31, 2024:

	RMB	USD
Total current assets	216,613	30,134
Total non-current assets	400,000	55,645
Total assets	616,613	85,779
Total liabilities	1,632,790	227,142
Total net assets	(1,016,177)	(141,363)
Total consideration	10	1
Total loss on disposal	1,416,187	197,010

Disposal of Khorgas Weidong Technology Co., Ltd. (“Khorgas Weidong”)

On October 21, 2024, the Company’s board of directors approved the disposal of Khorgas Weidong. The disposal resulted in a loss from disposal of approximately RMB 56,134,710 (USD 7,809,069). Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

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

Common shares issued and outstanding following the Closing are as follows:

Venus public shares after redemption	2,106,245
Venus shares converted from rights	482,500
Venus Sponsor shares	1,375,000
Venus shares issued to underwriter	75,000
Venus shares issued in the Business Combination	39,603,961
Venus shares issued to Joyous JD Limited	214,000
Weighted average shares outstanding	43,856,706
Percent of shares owned by VIYI shareholders	90.3%
Percent of shares owned by underwriter	0.17%
Percent of shares owned by Venus	9.04%
Percent of shares owned by Joyous JD limited	0.49%

As of December 31, 2023 and 2024, WiMi had 56.0% and 51.2% outstanding equity interest in MicroAlgo, respectively.

Note 7 — Short-term investments

Short-term investments consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Marketable securities	435,659,383	847,927,125	117,957,699

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Short-term investments (cont.)

Fair value disclosure:

December 31, 2023
	December 31,	Fair Value
	2023	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	435,659,383	435,659,383	-	-

December 31, 2024
	December 31,	Fair Value
	2024	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	847,927,125	847,927,125	-	-

There is no transfer between the levels for the periods presented.

For the years ended December 31,2023 and 2024, the gains and losses from the sale of investments were approximately RMB 52.7 million in gain, and RMB 34.5 million (USD 4.8 million) in loss, respectively.

Note 8 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Accounts receivable	51,457,258	47,819,952	6,652,378
Less: allowance for credit losses	(27,735,262)	(24,105,435)	(3,353,380)
Accounts receivable, net	23,721,996	23,714,517	3,298,998

The following table summarizes the changes in allowance for credit losses:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Beginning balance	117,080,588	27,735,262	3,915,917
Allowance for credit losses, net of recovery	(80,857,764)	(3,951,391)	(549,690)
Deconsolidation of Fe-da and subsidiaries	(8,487,562)	-	-
Exchange rate difference	-	321,564	(12,847)
Ending balance	27,735,262	24,105,435	3,353,380

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Office electronic equipment	1,144,347	1,121,533	156,019
Office fixtures and furniture	174,652	182,845	25,436
Vehicles	1,201,452	1,201,452	167,138
Building	94,259,656	169,766,599	23,616,744
Leasehold improvements	271,572	-	-
Subtotal	97,051,679	172,272,429	23,965,337
Less: accumulated depreciation	(4,916,961)	(10,621,001)	(1,477,519)
impairment	-	(35,839,687)	(4,985,767)
Total	92,134,718	125,811,741	17,502,051

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 amounted to RMB 1,663,412, RMB 1,513,067 and RMB 6,016,997 (USD 837,043), respectively. Impairment loss amounted to RMB 136,701, nil and RMB 35,839,687 for the years ended December 31, 2022, 2023 and 2024, respectively.

Note 10 — Long-term investments

Long-term investments consist of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
19.0% Investment (1 company in the sales of semiconductor products and related accessories areas)	1,114,030	976,625	135,859
10 % Investment (1 company)	268,422	158,452	22,043
9.0 % Investment (2 company in the AR and virtual reality (“VR”) areas)	8,689,076	8,689,076	1,208,764
5.0 % Investment (23 companies in the AR, VR and digital marketing areas as of December 31, 2023	542,654	539,097	74,995
4.0 % Investment (13 companies in the AR, VR, 3D animation and software areas)	289,369	268,387	37,336
3.5 % Investment (2 companies in the AR and VR areas)	342,948	336,123	46,759
3.0 % Investment (5 companies in the AR, VR and 3D animation areas)	43,867	43,487	6,050
2.0 % Investment (3 companies in the AR, VR, 3D animation and software areas)	25,022	16,616	2,312
1.0 % Investment (12 companies in the AR, VR, 3D animation, hardware and software areas)	185,320	178,011	24,764
Total	11,500,708	11,205,874	1,558,882

During the years ended December 31, 2022, 2023 and 2024, the Company totally made RMB 55,462,670, nil and nil in long-term investments, respectively. For the year ended December 31, 2024, the Company recognized the impairment loss of RMB 157,429 (USD 21,900) for the long-term investment, mainly due to the weak financial conditions recognized of Beijing WIMI’s and Shenzhen Weiyixin’s investments in near periods.

Note 11 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, software, customer relationship, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Copyrights	3,731,250	3,731,250	519,065
Non-compete agreements	42,200,000	42,200,000	5,870,569
Subtotal	45,931,250	45,931,250	6,389,634
Less: accumulated amortization	(45,931,250)	(45,931,250)	(6,389,634)
Intangible assets, net	-	-	-

Amortization expense for the years ended December 31, 2023 and 2024 amounted to RMB 1,516,092 and nil, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Salary payables	1,068,104	989,520	137,655
Other payables and accrued expenses	159,677,872	562,145,062	78,201,695
Accrued interest payable	9,739,427	9,739,427	1,354,881
Total other payables and accrued liabilities	170,485,403	572,874,009	79,694,231

Other payables and accrued expenses include other payables with the amount of RMB 83,944,753 (USD 11,677,808) and other payments-intercompany with the amount of RMB 478,200,309 (USD 66,523,887), which are the temporary loans.

Note 13 — Convertible notes payable

Convertible notes payable includes the followings:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Investors	-	109,119,912	15,180,000
Total	-	109,119,912	15,180,000

During the year ended December 31, 2024, MicroAlgo entered into convertible note purchase agreements with investors, pursuant to which MicroAlgo will issue to each investor an unsecured convertible promissory note. Each note has a term of 360 days and bears an interest at 0% per annum. If an event of default on the note occurs, interest shall accrue on the outstanding balance at the rate equal to the lesser of 10% per annum or the maximum rate permitted under applicable law until paid. Each Investors has the right at any time after the purchase amount has been paid in full, at its election, to convert all or a portion of the outstanding balance under each of the note into ordinary shares of MicroAlgo. As of December 31, 2023 and 2024, there were nil and RMB 109,119,912 (USD 15,180,000) convertible notes payable outstanding, respectively.

Note 14 — Related party balances and transactions

The Company borrowed RMB 47,029,482 from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) for cash flow purpose, and repaid RMB 75,644,627 during the year ended December 31, 2022. The Company repaid RMB 6,430,000 and RMB 13,386,463 (USD 1,862,231) during the year ended December 31, 2023 and 2024. The Company bears an annual interest rate of 7% for transactions with Shanghai Junei Internet Co. in 2022, and bears no such interest rate in 2023 and 2024. During the year ended December 31, 2022, 2023 and 2024, interest expense included in finance expense, amounted to RMB 1,542,315, nil and nil respectively. The balance is unsecured and repayable on demand.

			December 31,	December 31,	December 31,	December 31,
Name of Related Parties	Relationship	Nature	2022	2023	2024	2024
			RMB	RMB	RMB	USD
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	42,421,345	35,991,345	22,604,882	3,144,633
Total:			42,421,345	35,991,345	22,604,882	3,144,633
Related party loan – current			42,421,345	-	-	-
Related party loan – non-current			-	35,991,345	22,604,882	3,144,633

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2025	-	-
2026	22,604,882	3,144,633
Total	22,604,882	3,144,633

Joyous JD is a non-controlling shareholder of MicroAlgo. The amount below represents advance to Venus Acquisition Corp prior to the merger. The amount was non-interest bearing and due on demand.

	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Other payables Related Party-Joyous JD	1,067,903	1,086,012	-	-

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Taxes

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

Korgas Duodian, and Korgas Weidong were formed and registered in Korgas in Xinjiang, China from 2016 to 2020, and Kashi Duodian was formed and registered in Kashi in Xinjiang, China in 2019. These companies are not subject to income tax for 5 years and can obtain another two years of tax-exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Taxes (cont.)

Significant components of the benefit of (provision for) income taxes are as follows:

	For the	For the	For the	For the
	year ended	year ended	year ended	year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Current	(135,968)	(140,037)	(6,014,447)	(836,688)
Deferred	3,758,877	2,666,910	(547,502)	(76,165)
Income tax credit	3,622,909	2,526,873	(6,561,949)	(912,853)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the	For the	For the
	year ended	year ended	year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate in China	(2.6)%	(20.0)%	(6.9)%
Tax rate difference outside China (1)	(18.0)%	(16.8)%	(10.7)%
Change in valuation allowance	(9.9)%	(5.0)%	(3.9)%
Tax effect of true up to tax return	-%	-%	0.4%
Additional R&D deduction in China	(0.3)%	-%	-%
Permanent difference	6.8%	17.2%	2.0%
Effective tax rate	1.0%	0.4%	6.0%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

Deferred tax assets

Significant components of deferred tax assets were as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Deferred tax assets:
Allowance for expected credit loss	987,848	440,346	61,258
Net operating loss carryforward	19,352,270	-	-
Less: valuation allowance	(19,352,270)	-	-
Deferred tax assets, net	987,848	440,346	61,258

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Taxes (cont.)

The Company’s cumulative net operating loss (“NOL”) was RMB 863,708,298 (USD 120,153,066) as of December 31, 2024.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022, 2023 and 2024 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
VAT taxes payable	396,457	514,344	71,552
Income taxes payable	5,024,623	10,133,811	1,409,745
Other taxes payable	2,009,768	4,214,654	586,313
Total	7,430,848	14,862,809	2,067,610

Note 16 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short-term investments. In Mainland China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2024, cash balance of RMB 196,042,168 (USD 27,272,017) was deposited with financial institutions located in Mainland China, of which RMB 180,738,834 (USD 25,143,124) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of HKD 138,442,698, approximately RMB 149,499,696 (USD 20,797,354) was maintained at financial institutions in Hong Kong, of which HKD 133,693,250 approximately RMB 144,370,923 (USD 20,083,874) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of December 31, 2024, cash balance of SGD 3,623,767,217 approximately RMB 680,980,046 (USD 94,733,188) was maintained at DI Scheme banks in Singapore, of which SGD 3,606,776,833 approximately RMB 677,787,205 (USD 94,289,022) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2024, cash balance of USD 6,119,735 (RMB 43,991,101) was deposited with a financial institution located in US, none of cash was subject to credit risk. The Company’s short-term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong, Mainland China and Singapore. As of December 31, 2024, short-term investments subject to credit risk included RMB 7,188,400 (USD 1,000,000) deposited with a Hong Kong-based securities company, RMB 143,768 (USD 20,000) with a Mainland China-based securities company, and RMB 2,682,116 (USD 373,117) with a Singapore-based securities company. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Concentration of risk (cont.)

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

Customer concentration risk

For the year ended December 2022, one customer accounted for 15.9% of the Company’s total revenues. For the year ended December 2023, one customer accounted for 9.2% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for 12.0% of the Company’s total revenues.

As of December 31, 2023, three customers accounted for 27.3%, 14.5%, and 10.9% of the Company’s accounts receivable, respectively. As of December 31, 2024, one customer accounted for 10.7% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2022, one vendor accounted for 10.9% of the Company’s total purchases. For the year ended December 31, 2023, one vendor accounted for 11.2% of the Company’s total purchases. For the year ended December 31, 2024, one vendor accounted for 13.7% of the Company’s total purchases.

As of December 31, 2023, four vendors accounted for 26.5%, 25.1%13.3% and 11.7% of the Company’s accounts payable, respectively. As of December 31, 2024, four vendors accounted for 27.7%, 20.7%, 14.4% and 12.7% of the Company’s accounts payable, respectively.

Note 17 — Leases

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Leases (cont.)

The Company has entered into seven non-cancellable operating lease agreements. The Company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms is 1.5 years as of December 31, 2024. Pursuant to requirements under ASC 842, the Company recognized right of use (“ROU”) assets and lease liabilities for operating leases at their commencement date, based on the present value of future minimum rental payments and a weighted average discount rate of 7%, which was determined using an incremental borrowing rate with similar term in the PRC. As of December 31, 2023 and December 31, 2024, the Company’s ROU assets were RMB 538,987 and RMB 1,580,414 (USD 219,856), respectively. Lease liabilities as of December 31, 2023 and December 31, 2024 were RMB 432,474 and RMB1,500,171 (USD 208,693), respectively.

Lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. For the years ended December 31, 2022, December 31, 2023 and December 31, 2024, total lease expenses were RMB 4,225,631, RMB 1,431,155 and RMB 1,299,457 (USD 182,464).

The maturity of the Company’s lease obligations is presented below:

	Operating	Operating
	Lease	Lease
Twelve Months Ending December 31,	Amount	Amount
	RMB	USD
2025	848,214	117,997
2026	466,843	64,944
2027	243,281	33,844
2028	-	-
2029	-	-
Total lease payments	1,558,338	216,785
Less: Interest	58,167	8,092
Present value of lease liabilities	1,500,171	208,693

Note 18 — Shareholders’ equity

Ordinary Shares

WiMi Cayman was established under the laws of Cayman Islands on August 16, 2018. The authorized share capital of the Company is US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine after giving effects of share consolidation as described in Note 22.

Immediately following the share consolidation, the authorized share capital of the Company be increased, the authorized share capital of the Company was increased to US 1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

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

The following information is retrospectively adjusted for the share consolidation effected on April 14, 2025.

During the fourth quarter of 2018, WiMi Cayman issued 1,005,779 of Class A Ordinary Shares and 3,994,222 shares of Class B Ordinary shares, and the shares were accounted as if they were issued and outstanding at the beginning of the period presented pursuant to the reorganization as stated in Note 1 - Nature of business and organization.

On March 31, 2020, the Company completed its IPO of 4,750,000 American Depository Shares (“ADS”) and the exercise of over-allotment option 169,140 ADSs at a public offering price of USD 5.50 per ADS, each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.002 per share, resulting in net proceeds to the Company of USD 24,201,881 (RMB 171,472,748) after deducting underwriting commission and other expenses of USD 2,853,389 (RMB 18,618,078).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Shareholders’ equity (cont.)

On July 27, 2020, the Company completed its second public offering of 7,560,000 American Depository Shares (“ADS”) at a public offering price of USD 8.18 per ADS, each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.002 per share, resulting in net proceeds to the Company of USD 57,310,503 (RMB 401,339,721) after deducting underwriting commission and other expenses of USD 4,530,297 (RMB 29,559,735).

On March 24, 2021, the Company completed its third public offering of 11,173,335 units at the public offering price of USD 7.50 per unit, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of USD 8.60 per ADS and exercisable at any time after the date of issuance and expire on the second anniversary of the date of issuance. Each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.002 per share. The offering resulted in net proceeds to the Company of approximately USD 77.8 million (RMB 507.9 million) after deducting underwriting commission and other expenses of approximately USD 6.0 million (RMB 38.9 million).

Stock based compensation

On June 6, 2020, the Company’s shareholders approved the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) to be administered by the Company’s board. The maximum aggregate number of Class B ordinary shares that may be issued under the 2020 Equity Incentive Plan is 875,000. The awards could be granted in the form of share options, restricted shares, restricted share units and other local awards.

On June 6, 2020, the board of directors approved and granted 794,500 Class B ordinary shares valued at USD 1.73 per share on the grant date with an aggregated fair value of USD 27,489,700 under the 2020 Plan to employees, vested on October 1, 2020.

On September 12, 2020, the board of directors approved and granted 7,412 Class B ordinary shares valued at USD 3.31 per share on the grant date with an aggregated fair value of USD 490,674 under the 2020 Plan to employees and consultants, of which 5162 shares vested on October 15, 2020. The remaining 2,250 shares granted to consultants are vesting in three equal annual installments, with the first instalment vesting on October 15, 2021, the second vesting on October 15, 2022 and the third vesting on October 15, 2023.

On January 26, 2021, the board of directors approved the grant of 36,000 Class B ordinary shares to management and employees. The shares were valued at USD 5.05 per share with grant date fair value of approximately RMB 25.1 million (approximately USD 3.6 million). 9,000 shares are to be vested on March 31, 2021 and remaining shares to be vested over a three-year period from March 31, 2021.

As of December 31, 2022, total of 7,665,026 Class B ordinary shares were granted and issued under the 2020 Plan. For the years ended December 31, 2020, 2021 and 2022, the Company recorded RMB 191,418,458, RMB 10,582,557 and RMB 6,447,471 compensation expense related to the stock grants, respectively. As of December 31, 2022, total of 11,813 Class B ordinary shares under the 2020 and 2021 Plan with grant date fair value of approximately RMB 6.7 million were to be amortized through March 31, 2024.

On January 26, 2023, the Company’s Board approved the Company’s 2023 Equity Incentive Plan (the “2023 Plan”). The maximum aggregate number of Class B ordinary shares that may be issued under the 2023 Equity Incentive Plan is 1,150,000. The awards could be granted in the form of share options, restricted shares, restricted share units and other local awards.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Shareholders’ equity (cont.)

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of WIMI PRC entities, which amounted to RMB 276,810,997 (USD 38,508,012).

Statutory reserve

As of December 31, 2023 and 2024, WIMI PRC entities collectively attributed RMB 25,647,972 and RMB 20,666,568 (USD 2,874,989), of retained earnings for their statutory reserves, respectively.

Note 19 — Warrant liability

The Company’s subsidiary, MicroAlgo Inc. (“MicroAlgo”), consummated a private placement of 225,000 Private Units at USD 10.0 per unit simultaneously with the closing of its initial public offering in 2021 (See Note 1 - Nature of business and organization). Each Unit consists of one ordinary share of MicroAlgo Inc, par value $0.001 per share, one warrant (“Private Warrant”) entitling its holder to purchase one-half of one share at a price of $11.50 per share, and one right to receive one-tenth (1/10) of one share upon the consummation of the Company’s initial business combination.

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

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 09, 2022	December 31, 2023	December 31, 2023	December 31, 2024	December 31, 2024
	USD	USD	RMB	USD	RMB
Input
Share price	10.47	0.91	6.45	3.76	27.03
Risk-free interest rate	3.8%	3.95%	3.95%	4.26%	4.26%
Volatility	5.7%	5.7%	5.7%	59.5%	59.5%
Exercise price	11.50	11.50	81.45	2,300.00	16,533.32
Warrant life (yr)	4.97	3.92	3.92	2.92	2.92

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Warrant liability (cont.)

As of December 09, 2022, the aggregate value of the private warrants was RMB 861,869 (USD 123,750). The change in fair value from January 1, 2022 to December 9, 2022 was approximately RMB 2.1 million (USD 0.3 million) was included in the historical retained earnings (accumulated deficits) of MicroAlgo. The fair value of the warrants on December 31, 2022, 2023 and 2024 were nil, mainly due to the high exercise price comparing to actual share price.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Segments (cont.)

The following tables present summary information by segment for the years ended December 31, 2022, 2023 and 2024:

	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2022
	RMB	RMB	RMB	RMB
Revenues	480,322,821	1,356,556	200,613,602	682,292,979
Cost of revenues	337,945,690	145,397	201,155,503	539,246,590
Gross profit	142,528,452	1,059,838	(541,901)	143,046,389
Depreciation and amortization	2,939,581	2,761	7,541,422	10,483,764
Total capital expenditures	1,105,905	-	-	1,105,905

	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2023
	RMB	RMB	RMB	RMB
Revenues	571,842,123	732,505	12,791,309	585,365,937
Cost of revenues	397,499,842	1,449,637	12,714,387	411,663,866
Gross profit	174,342,281	(717,132)	76,922	173,702,071
Depreciation and amortization	3,767,215	737,384	412,362	4,916,961
Total capital expenditures	69,520,884	-	-	69,520,884

	AR	Total	Total
	advertising	December 31,	December 31,
	services	2024	2024
	RMB	RMB	USD
Revenues	541,924,655	541,924,655	75,388,773
Cost of revenues	387,946,081	387,946,081	53,968,349
Gross profit	153,978,574	153,978,574	21,420,424
Depreciation and amortization	6,016,997	6,016,997	837,043
Total capital expenditures	28,641	28,641	3,984

Total assets as of:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
AR advertising services	551,391,408	2,152,359,764	299,421,256
AR entertainment	471,845,963	-	-
Semiconductor business	7,773,250	-	-
Total assets	1,031,010,621	2,152,359,764	299,421,256

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Segments (cont.)

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year	For the year	For the year	For the year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Mainland PRC revenues	483,328,411	542,958,194	415,200,758	57,759,830
Hong Kong revenues	61,882,662	32,297,915	126,723,897	17,628,943
International revenues	137,081,906	10,109,828	-	-
Total revenues	682,292,979	585,365,937	541,924,655	75,388,773

Note 22 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through the date the Company issued these consolidated financial statements. Except as set forth below, there were no events that require adjustment to or disclosure in the consolidated financial statements.

Share Issuance

On January 8, 2025, the company filed the Registration Statement for the purpose of registering an additional 26,400,000 shares of Class B ordinary share, par value $0.0001 (“Share”), of WiMi Hologram Cloud Inc. (the “Registrant”) issuable under the 2023 Equity Incentive Plan for which a registration statement on Form S-8 was initially filed with the Commission on January 26, 2023 (File No. 333-269423) (“Prior Registration Statement”).

Share Consolidation

On March 25, 2025, the shareholders of the Company approved a 20-for-1 Share Consolidation (the “Share Consolidation”). After such reverse stock split,  the authorized share capital of the Company shall be changed to US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine, and no fractional shares be issued in connection with the share consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the share consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the share consolidation. The reverse stock split was effective on April 14, 2025. All information related to the Company’s ordinary shares, as well as all per share data included in these financial statements and footnotes have been retrospectively adjusted to reflect the reverse stock split for all periods presented.

Share capital increase

On March 25, 2025, the shareholders of the Company approved the Company’s share capital increase after the Share Consolidation,  the authorized share capital of the Company was increased to US 1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

Increase stake in MicroAlgo

On March 25, 2025, WiMi acquired 34,878,261 Class B ordinary shares in restricted shares by the conversion of convertible notes acquired.

As of March 27, 2025, WIMI Hologram Cloud Inc holds 40,000 Class A ordinary shares, 1,810,658 Class A ordinary shares (restricted), and 44,878,261 Class B ordinary shares (restricted) of MicroAlgo Inc. (NASDAQ: MLGO), representing a total equity stake of 67.65% of MicroAlgo’s total shares outstanding.