Form 20-F
period 2025-12-31
WiMi Hologram Cloud Inc.
filed 2026-04-24
CIK 1770088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Chaoyang District, Beijing

The People’s Republic of China, 100020

Tel: +86-10-5338-4913

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class B ordinary shares, par value US$0.002 per share*	WIMI	NASDAQ Global Market

*	Beginning on April 3, 2025, the WIMI’s Class B ordinary shares commenced trading on NASDAQ under “WIMI” while WIMI’s ADSs were no longer in existence as a result of the ADR Termination on April 2, 2025.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were (i) 1,005,778 Class A ordinary shares issued and outstanding, par value US$0.002 per share, and (ii)  17,379,276 Class B ordinary shares issued and outstanding, par value US$0.002 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

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

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refer to the American depositary shares, each representing two Class B ordinary shares;

●	“AR” refers to augmented reality, a technology that enhances the real world through the use of sensory information (visual, audio, or otherwise), which is added to the actual view of the real world;

●	“China” or “PRC” refers to the People’s Republic of China;

●	“CPM” refers to cost per thousand impressions, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refer to the legal currency of the Hong Kong SAR;

●	“ordinary shares” refer to ordinary shares consisted of our Class A ordinary shares, par value US$0.002 per share, and Class B ordinary shares, par value US$0.002 per share;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“US$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States;

●	“View” refers to the number of times an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

●	“Venus” refers to “Venus Acquisition Corporation”, which changed its name to MicroAlgo Inc. on December 12, 2022;

●	“WIMI”, “WiMi Cayman”, “we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report refer to WiMi Hologram Cloud Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries. and, in the context of describing our operations and consolidated financial information, including its VIE and its subsidiaries.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of USD 1.00 to RMB 7.0288, representing the mid-point reference rate set by People’s Bank of China on December 31, 2025, the last business day for the year ended December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

On March 25, 2025, the shareholders of the Company approved the Company’s share capital increase after the Share Consolidation, the authorized share capital of the Company was increased to US$1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIE and its Respective Shareholders

We are not an operating company in China, but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in China through our PRC subsidiaries and our VIE with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses. Accordingly, we operate these businesses in China through our VIE, and rely on contractual arrangements among our PRC subsidiaries, our VIE and its shareholders to control the business operations of our VIE. Revenues contributed by our VIE and its subsidiaries accounted for 0.5%, 0.08% and 0.05% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to WiMi Hologram Cloud Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China. Investors of our Class B ordinary shares are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

A series of contractual agreements, including power of attorney, equity interest pledge agreement, exclusive business cooperation agreement, exclusive share purchase option agreement, exclusive asset purchase agreement and spousal consent letters, have been entered into by and among Hologram WiMi, our VIE and its shareholders. Terms contained in each set of contractual arrangements with our PRC subsidiaries, our VIE and its respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our VIE and its Shareholders.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — Our shareholders or the shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIE. Investors may never directly hold equity interests in our VIE. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIE and, consequently, significantly affect the financial performance of our VIE and our Company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government finds that the agreements establishing the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy.

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

Permission Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, our VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and our VIE in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for our functions and services in the future. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.”

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIE, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

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

Cash and Asset Flows through Our Organization

WIMI is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and VIE in China. As a result, although other means are available for us to obtain financing at the holding company level, WIMI’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIE and its subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to WIMI. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and VIE and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

The VIE may transfer cash to the relevant WFOE by paying service fees according to the exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements.

Under PRC laws and regulations, our PRC subsidiaries and the VIE and its subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or the SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business or financial condition.”

Under PRC laws, WIMI may fund its PRC subsidiaries only through capital contributions or loans, and fund the VIE or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements.

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Summary of Risk Factors

Investment in our Class B ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

●	We operate in a relatively new and rapidly evolving market and our competitive position and results of operations could be harmed if we do not compete effectively.

●	We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

●	If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

●	We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital on favorable terms or at all, our business, financial condition and prospects may be materially and adversely affected.

●	If existing or new customers are less willing to cooperate with us, our revenues and profits may be adversely affected.

●	If we fail to successfully compete with other advertising platforms, media companies, AR or traditional advertisement producers, our revenues and profits may be adversely affected.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our VIE. We conduct our operations in China through our PRC subsidiaries and our VIE with which we have maintained contractual arrangements and their subsidiaries in China. Investors thus are not purchasing the right to convert shares into direct equity interest in our operating entities in China but instead are purchasing the right to convert shares into equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIE, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIE and, consequently, significantly affect the financial performance of our VIE and our Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item D. Risk Factors — Risks Relating to Our Corporate Structure.”

Risks Relating to Doing Business in China

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

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

●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class B ordinary shares. For more details, see “Item D. Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

●	Our Class B ordinary shares may be delisted and our shares prohibited from trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate certain auditors.

●	We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our Class B ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class B ordinary shares to significantly decline or be worthless.

Risks Relating to the Class B Ordinary Shares

●	The market price for our Class B ordinary shares have fluctuated and may be volatile.

●	The sale or availability for sale of substantial amounts of our Class B ordinary shares could adversely affect their market price.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

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

We may not be able to maintain profitability or we may incur substantial losses in the future.

We had net loss of RMB 510.4 million in 2023, net income of RMB 103.3 million in 2024 and RMB 347.1 million (USD 49.4 million) in 2025. We have made significant investments in research and development expenses to develop and expand our business. We expect to continue to invest significantly in research and development to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow from operating activities on a timely basis, or at all.

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

Our monetization model is evolving. We generate our revenues from holographic AR advertising services, payment middleware licensing, semiconductor products and related accessories, and central processing algorithms and related services with software and hardware integration, including customized central processing units, or CPUs, based on customers’ specific demands. We plan to further increase revenue contribution from our other hologram-related monetization methods. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or profits or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers, we may fail to attract or retain users or to generate sufficient revenues or profits to justify our investments, and our business and operating results may suffer as a result.

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

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of December 31, 2025, we had 240 registered patents. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any pending patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar to or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the Nasdaq Stock Market. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that as of December 31, 2025, our internal control over financial reporting was not effective due to the material weaknesses identified below. Because we are classified as a “non-accelerated filer” under SEC rules, we are not currently required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness related to an ineffective control environment, specifically lacking sufficient resources and accounting personnel with an understanding of U.S. GAAP to address complex technical accounting issues and SEC reporting requirements. In addition, we identified material weaknesses in our information technology general controls (“ITGC”) regarding (i) user account management and segregation of duties, and (ii) risk assessment and mitigation strategies.

We have initiated steps to remediate these material weaknesses, including requiring our staff to participate in regular professional seminars on accounting and SEC reporting updates, and providing internal U.S. GAAP training. Regarding the ITGC weaknesses, we intend to (i) improve user account management and segregation of duties; and (ii) strengthen risk assessment procedures.

However, we cannot assure you that these measures will fully remediate the weaknesses, or that we will not identify additional material weaknesses in the future. Furthermore, as a public company, our reporting obligations place a significant strain on our management, operational, and financial resources. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations. This would likely cause investors to lose confidence in our reported financial information, limit our access to capital markets, expose us to increased risk of fraud, and subject us to potential delisting from Nasdaq, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries are eligible to operate internet content services, online culture activities or other businesses which foreign-owned companies are prohibited or restricted from conducting in the PRC. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIE and its subsidiaries. Our subsidiaries in the PRC have entered into a series of contractual arrangements with our VIE and its shareholders, in order for us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase the equity interests in our VIE. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results as our VIE under U.S. GAAP. See “Item 4. Information on the Company- 4.C. Organization Structure” for details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the telecommunication business and certain other businesses, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lacks the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), would have broad discretion in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIE;

●	imposing fines, confiscating the income from our PRC subsidiaries or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

●	restricting or prohibiting our use of the proceeds we receive from our offshore financing activities to finance our business and operations in China.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrence of any of these events results in our inability to direct the activities of our VIE that most significantly impacts their economic performance and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP and our Class B ordinary shares may decline in value or become worthless.

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

We rely on contractual arrangements with our VIE and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our VIE, and its shareholders, and certain of their subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIE may not be as effective in controlling our business operations as direct ownership.

The VIE contributed 0.05% and 4.67% of the revenues and assets for the company in 2025. If we lose the control over VIE, we may not be able to consolidate the VIE in our consolidated financial statements in accordance with U.S. GAAP, therefore it will adversely affect our business, financial condition and results of operations, and our Class B ordinary shares may decline in value.

Any failure by our VIE or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer its equity interest in our VIE to our PRC subsidiaries or their designees after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

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

All the agreements under our contractual arrangements with our VIE and itsequity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

We may lose the ability to use and enjoy assets held by our VIE and its subsidiaries that are important to our business if our VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, they hold certain assets that are material to the operations of certain portion of our business. If our any of our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

If the chops of our PRC subsidiaries, our VIE and its subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

Our auditor is headquartered in Singapore and is subject to PCAOB inspection; however, if the PCAOB is unable to inspect our auditor’s workpapers located in the PRC in the future, our securities may be delisted under the Holding Foreign Companies Accountable Act.

The Holding Foreign Companies Accountable Act (the “HFCAA”), as amended by the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), requires the SEC to prohibit the trading of any foreign company’s securities on U.S. exchanges or in the over-the-counter markets if the PCAOB determines it is unable to inspect or investigate completely the company’s auditor for two consecutive years.

Our independent registered public accounting firm, OneStop Assurance PAC, is headquartered in Singapore. As an auditor of U.S. public companies, OneStop Assurance PAC is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections. On December 15, 2022, the PCAOB vacated its previous 2021 determinations, announcing that it was able to secure complete access to inspect and investigate auditors headquartered in mainland China and Hong Kong. Consequently, our auditor is not currently subject to any PCAOB determination of inability to inspect.

However, our operations are primarily located in the PRC. If PRC regulatory authorities were to enact future laws or take administrative steps that prevent our Singapore-based auditor from transferring audit documentation out of mainland China, or otherwise prevent the PCAOB from fully evaluating the audit workpapers of our PRC subsidiaries, the PCAOB could issue a new determination. If the PCAOB is unable to inspect our auditor for two consecutive years, the SEC would prohibit our shares from being traded under the HFCAA. A trading prohibition, or the threat of one, would significantly restrict your ability to trade our securities and could materially and adversely affect the value of your investment.

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

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our and the VIE’s operations or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or be listed overseas.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, CSRC published both the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), requiring that for any “indirect offering and listing” of Chinese operating enterprises, the issuer shall designate a Chinese operating entity to complete the filing with and report relevant information to CSRC. On February 17, 2023, the CSRC promulgated a new set of regulations that consists of the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which had become effective on March 31, 2023. Pursuant to the Trial Measures, we may be required to submit filings to the CSRC following the submission of future overseas listings and the completion of future offerings of our equity securities to foreign investors. We thus cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our Class B ordinary shares or could significantly limit or completely hinder our ability to continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of the VIE or lose the right to receive its economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our Class B ordinary shares to significantly decline or become worthless.

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

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our offshore financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds from our offshore financing activities to fund the establishment of new entities in China by our VIE or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIE in China, which may adversely affect our business, financial condition and results of operations.

Our PRC subsidiaries and VIE are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, conduct our business and to pay dividends to holders of our Class B ordinary shares.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries which in turn relies on consulting and other fees paid by our VIE for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our Class B ordinary shares, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Furthermore, if our PRC subsidiaries, our VIE and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

Sales of substantial amounts of our Class B ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class B ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2025, we have 1,005,778 Class A ordinary shares and 17,379,276 Class B ordinary shares outstanding. Our Class B ordinary shares sold are freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares are available for sale, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. To the extent that these ordinary shares are sold into the market, the market price of our Class B ordinary shares could decline.

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

We recently lost our status as an “emerging growth company,” which will significantly increase our legal, accounting, and compliance costs, and place a greater strain on our management.

As of December 31, 2025, we ceased to be an “emerging growth company” as defined in the JOBS Act. Consequently, we are no longer eligible to take advantage of certain exemptions from various reporting requirements that were previously applicable to us. For example, we are now required to provide three years of audited financial statements in our annual reports on Form 20-F, rather than two years. In addition, our independent registered public accounting firm is now subject to the full scope of modern PCAOB auditing standards, which requires them to disclose Critical Audit Matters (CAMs) within their audit report and, depending on our public float, may require them to formally attest to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Furthermore, we are no longer permitted to utilize the extended transition period for complying with new or revised U.S. GAAP financial accounting standards. We are now required to adopt new or revised accounting standards on the accelerated timeline applicable to standard public companies, which may cause our financial statements to fluctuate or differ from prior periods. The transition to mature public company reporting requirements will result in materially higher ongoing legal, accounting, and administrative expenses, and will demand significantly more time and attention from our management and financial personnel.

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

We recently ceased to be a “controlled company” under Nasdaq rules. If we regain this status in the future and elect to rely on the associated exemptions, you will not have the same protections afforded to shareholders of companies subject to all Nasdaq corporate governance requirements.

Previously, we qualified as a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules because our Chairman, Jie Zhao, beneficially owned more than 50% of our total voting power. Because Mr. Zhao’s voting power has decreased to approximately 44.2%, we no longer qualify as a controlled company. However, during the period in which we qualified for this status, we did not elect to rely on any of the available controlled company exemptions and maintained compliance with standard Nasdaq corporate governance requirements.

It is possible that Mr. Zhao, or another shareholder or group of shareholders, could acquire additional shares in the future, which would cause us to regain "controlled company" status. If we become a controlled company again, we may elect to rely on some or all of the available Nasdaq exemptions. These exemptions include relief from the requirements that a majority of our board of directors be independent, and that we maintain a nominating committee and a compensation committee composed entirely of independent directors. Should we regain controlled company status and elect to rely on these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are fully subject to all Nasdaq corporate governance requirements.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives and corporate governance.

As a public company, we incur significant legal, accounting, and other expenses to comply with the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the rules and regulations implemented by the SEC and Nasdaq. We expect these rules and regulations to continue to drive our legal and financial compliance costs and to make some corporate activities time-consuming and costly. We regularly devote substantial management effort toward ensuring ongoing compliance with Section 404 of the Sarbanes-Oxley Act and maintaining our corporate governance practices. Furthermore, operating as a public company subjects us to the volatile commercial insurance market; it may become more difficult and more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced policy limits or incur substantially higher costs for similar coverage. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

In addition, shareholders of public companies often bring securities class action suits against companies following periods of instability in the market price of their securities. If we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. If a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Class B ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. If we are deemed a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Class B ordinary shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Depending upon the value of our assets, which is determined in part by the market value of our Class B ordinary shares, and the nature of our assets and income over time, we could be classified as a PFIC for our current taxable year or in the future. Because PFIC status is a factual determination made annually after the close of each taxable year, there cannot be any assurance that we will not be classified as a PFIC for our current taxable year or any subsequent taxable year.

Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Moreover, if we determine that we are a PFIC for any taxable year, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information. U.S. holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of our Class B Ordinary shares.

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

In March 2021, we changed the name of VIYI from VIYI Technology Inc. to VIYI Algorithm Inc. On March 25, 2021, Bofeng Investment Limited and Bravo Great Enterprises Limited transferred their respective shareholdings in VIYI to MIDI Capital Markets LLC and Guosheng Holdings Limited. Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hologram WiMi later entered into a series of contractual arrangements with Beijing WiMi. On December 18, 2020, for the purpose of internal restructuring and under the continuous control of Hologram WiMi, the then shareholders of Beijing WiMi, transferred all of their respective equity interests in Beijing WiMi to Ms. Yadong Sun and Ms. Zhaohua Yao, the nominee shareholders of Beijing WiMi. On the same day, Ms. Yadong Sun and Ms. Zhaohua Yao, Beijing WiMi, and Hologram WiMi entered into a series of contractual agreements that allow us to exert effective control over our Beijing WiMi and its subsidiaries. We have depended on these contractual arrangements with Beijing WiMi, in which we have no ownership interests, and their shareholders to conduct most aspects of our operations. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China.

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

On May 31, 2025, Kashi Duodian Network Technology Co., Ltd. and its wholly-owned subsidiary Beijing Yujie Scholarship Education Consulting Co., Ltd. were disposed by the company.

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

On March 25, 2025, the shareholders of the Company approved the Company’s share capital increase after the Share Consolidation, the authorized share capital of the Company was increased to US$1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

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

Capital Expenditure

Our capital expenditure amounted to approximately RMB 69.5 million, RMB 28,641 and RMB 58.7 million (USD 8.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of December 31, 2025 are set out as follows:

●	Patent: We had 240 registered patents in China, which covers technologies for image processing and display, model input/output and 3D modeling. 233 of our 240 registered patents were granted as patent for utility model;

●	Software copyrights. We maintain a large portfolio of copyright-protected software. We had 641 registered software copyrights in China;

●	Trademarks. We had 85 registered trademarks in China, and no pending trademark application with the PRC State Administration for Industry and Commerce; and

●	Domain names. We had 9 registered domain names in China.

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

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of the date of this report, including our significant subsidiaries and VIE.

Contractual Arrangements with Our VIE and Their Respective Shareholders

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance” and “Item 4.B. Business Overview — Regulation — Regulations on Foreign Direct Investment in Value Added Telecommunications Companies.” We are a company incorporated in the Cayman Islands. Hologram WiMi, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Beijing WiMi, our VIE and its subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIE and its subsidiaries and consolidate their operating results in our consolidated financial statements under GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among our PRC subsidiaries, our VIE and its shareholders. We entered into a series of contractual agreements with Beijing WiMi and its shareholders on November 6, 2018 that allowed us to exert effective control over Beijing WiMi and its subsidiaries. On December 18, 2020, for the purpose of internal restructuring and under the continuous control of Hologram WiMi, the then shareholders of Beijing WiMi transferred all of their respective equity interests in Beijing WiMi to Ms. Yadong Sun and Ms. Zhaohua Yao, the nominee shareholders of Beijing WiMi. On the same day, the original series of contractual agreements were terminated and replaced by another series of contractual agreements among us, Beijing WiMi, Ms. Yadong Sun and Ms. Zhaohua Yao, to reflect the change with respect to the nominee shareholders. On July 8, 2024, Ms. Zhaohua Yao transferred all of her equity interests in Beijing WiMi to Ms Ying Li, as a result, the series of contractual agreements among Ms. Zhaohua Yao, Hologram WiMi and Beijing WiMi were terminated on July 8, 2024, and a series of contractual agreements among Ms Ying Li, Hologram WiMi and Beijing WiMi were entered into on the same day.

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

Agreements that provide us with effective control over Beijing WiMi

Power of Attorney. Pursuant to the power of attorney, by Hologram WiMi and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized Hologram WiMi or any person(s) designated by Hologram WiMi to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, by and among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to Hologram WiMi to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hologram WiMi in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without the prior written approval of Hologram WiMi, during the term of each of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

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

Agreements that allow us to receive economic benefits from Beijing WiMi

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hologram WiMi and Beijing WiMi,, Hologram WiMi has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Hologram WiMi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay Hologram WiMi service fee in the amount equal to the consolidated profit minus the loss (if any). This agreement will remain effective until the date when it is terminated by WiMi WFOE.

Agreements that provide us with the option to purchase the equity interests in Beijing WiMi

Exclusive Share Purchase Option Agreement. Pursuant to the exclusive share purchase option agreement, by and among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi or us, they may not increase or decrease the registered capital, amend the articles of association or change the registered capital structure of Beijing WiMi. This agreement will remain effective for ten years and can be renewed at Hologram WiMi’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Agreements that provide us with the option to purchase the assets in Beijing WiMi

Exclusive Asset Purchase Agreement. Pursuant to the exclusive asset purchase agreement by Hologram WiMi and Beijing WiMi, Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify Hologram WiMi any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at Hologram WiMi’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

D. PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China, we currently lease approximately 740.71 square meters of office space in the aggregate. In addition, we own buildings with an aggregate floor area of approximately 4750.91 square meters. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

Our total revenues were RMB 585.4 million, RMB 541.9 million and RMB 422.2 million (USD 60.1 million) for the year ended December 31, 2023, 2024 and 2025, respectively. We recorded a net loss of RMB 510.4 million for the years ended December 31, 2023, and we recorded a net income of RMB 103.3 million and RMB 347.1 million (USD 49.4 million) for the years ended December 31, 2024 and 2025 respectively.

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

Investment in technology

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, new services, products and capabilities, to newer stages of development. To retain and attract existing and potential customers, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, holographic AR and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings. We spent approximately RMB 171.1 million, RMB 111.7 million and RMB 63.3 million (USD 9.0 million) on research and development for the years ended December 31,2023, 2024 and 2025, respectively.

Our ability to pursue strategic opportunities for growth

We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the holographic ARindustry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

Our ability to expand our application fields and diversifying customer base

Currently, the existing applications of holographic AR include primarily the entertainment and advertising industries, which are the industries we are currently focused on. With increasing awareness and acceptance of this technology, we expect that more applications will be identified to magnify the value of this technology. Our ability to expand our application fields and diversify our customer base may affect our operating results in the future.

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

Our breakdown of revenues for the years ended December 31, 2023, 2024 and 2025, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
AR advertising services	571,842,123	541,924,655	422,245,411	60,073,613
AR entertainment	732,505	-	-	-
Semiconductor business	12,791,309	-	-	-
Total revenue	585,365,937	541,924,655	422,245,411	60,073,613

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

Our breakdown of cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
AR advertising services	397,499,842	387,946,081	313,278,409	44,570,682
AR entertainment	1,449,637	-	-	-
Semiconductor business	12,714,387	-	-	-
Total cost of revenues	411,663,866	387,946,081	313,278,409	44,570,682

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

Results of Operations

Our consolidated results of operations for the years ended December 31, 2023, 2024 and 2025 are summarized below:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Revenues	585,365,937	541,924,655	422,245,411	60,073,613
Cost of revenues	(411,663,866)	(387,946,081)	(313,278,409)	(44,570,682)
Gross profit	173,702,071	153,978,574	108,967,002	15,502,931
Selling expenses	(3,562,585)	(2,300,186)	(2,196,223)	(312,461)
General and administrative expenses	(157,119,636)	(34,195,858)	(23,581,884)	(3,355,037)
Research and development expenses	(171,056,952)	(111,688,665)	(63,279,810)	(9,002,932)
(Reversal of) provision for credit losses	(9,671,349)	1,126,192	(21,649,689)	(3,080,140)
Stock compensation expense	(55,658,036)	-	(22,062,990)	(3,138,941)
Goodwill impairment loss	(243,334,346)	-	-	-
Impairment loss from long-lived assets	(5,499,260)	(35,839,687)	(14,845,533)	(2,112,101)
Impairment loss from long-term investment	(144,863,324)	(157,429)	-	-
Loss from operations	(617,063,417)	(29,077,059)	(38,649,127)	(5,498,681)
Other income, net	104,170,561	138,975,886	393,096,614	55,926,561
(Loss) income before provision for income taxes	(512,892,856)	109,898,827	354,447,487	50,427,880
Income taxes credit (expense)	2,526,873	(6,561,949)	(7,331,485)	(1,043,063)
Net (loss) income	(510,365,983)	103,336,878	347,116,002	49,384,817
Other comprehensive income (loss)	66,887,988	(51,402,738)	(93,592,156)	(13,315,524)
COMPREHENSIVE (LOSS) INCOME	(443,477,995)	51,934,140	253,523,846	36,069,293

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues decreased by approximately RMB 119.7 million, or 22.1%, from approximately RMB 541.9 million for the year ended December 31, 2024 to approximately RMB 422.2 million (USD 60.1 million) for the year ended December 31, 2025. The decrease was primarily attributable to the decline in the overall market demand for AR advertising.

Cost of Revenues

Our total cost of revenues decreased by approximately RMB 74.7 million, or 19.2%, from approximately RMB 387.9 million for the year ended December 31, 2024 to approximately RMB 313.3 million (USD 44.6 million) for the year ended December 31, 2025. This decrease was attributed to the decrease in AR advertising services revenue.

Gross Profit

Our gross profit decreased by approximately RMB 45.0 million, or 29.2%, from approximately RMB 154.0 million for the year ended December 31, 2024 to approximately RMB 109.0 million (USD 15.5 million) for the year ended December 31, 2025. The decline in revenue led to a decrease in gross profit.

Operating Expenses

For the year ended December 31, 2025, we incurred approximately RMB 147.6 million (USD 21.0 million) in operating expenses, representing a decrease of approximately RMB 35.4 million, or 19.4%, from approximately RMB 183.1 million for the year ended December 31, 2024, the decrease was primarily driven by a RMB 48.4 million (USD 6.9 million) decline in research and development expenses, a RMB 21.0 million reduction in impairment loss for long-lived assets, and the absence of impairment loss from cost method investment in 2025 and a RMB 10.6 million decrease in general and administrative expenses, partially offset by a RMB 22.8 million increase in provision for credit losses.

Selling expenses decreased by approximately RMB 0.1 million, or 4.5%, from approximately RMB 2.3 million for the year ended December 31, 2024 to approximately RMB 2.2 million (USD 0.3 million) for the year ended December 31, 2025. The fluctuation on selling expenses was minimal due to the more stable personnel structure compared with previous years.

General and administrative expenses decreased by approximately RMB 10.6 million, or 31.0%, from RMB 34.2 million for the year ended December 31, 2024 to approximately RMB 23.6 million (USD 3.4 million) for the year ended December 31, 2025. The decrease is attributable to the reduction in depreciation expense for the property.

Stock compensation expense increased by approximately RMB 22.1 million, or 100.0%, from RMB nil for the year ended December 31, 2024 to approximately RMB 22.1 million (USD 3.1 million) for the year ended December 31, 2025.The increase was mainly driven by stock compensation expenses recognized in the current period.

Research and development expenses decreased by approximately RMB 48.4 million, or 43.3%, from approximately RMB 111.7 million for the year ended December 31, 2024 to approximately RMB 63.3 million (USD 9.0 million) for the year ended December 31, 2025. The decrease was mainly because some R&D projects had completed, and contemporary R&D technology was adequate for the business development needs, which was based on the attribution of resources and high efficiency.

The expected credit losses provision moved from a net reversal of RMB 1.1 million for the year ended December 31, 2024, to a provision of RMB 21.6 million (USD 3.1 million) for the year ended December 31, 2025, representing an increase of RMB 22.8 million or 2022.4% in the provision amount. This change primarily stems from a counterparty with outstanding receivables against us was deregistered. As the corresponding receivable was confirmed to be uncollectible, we recognized a bad debt loss in this period.

Impairment loss from long-lived assets decreased by approximately RMB 21.0 million, or 58.6%, from RMB 35.8 million for the year ended December 31, 2024 to RMB 14.8 million (USD 2.1 million) for the year ended December 31, 2025. The decrease was mainly due to the substantial recognition of impairment provisions for our property.

Other income (expenses), net

Total other income, net, for the year ended December 31, 2025 was approximately RMB 393.1 million (USD 55.9 million) as compared to other income, net, of RMB 139.0 million for the year ended December 31, 2024.

For the year ended December 31, 2025, we have investment income of approximately RMB 395.5 million (USD 56.3 million) as compared to an investment loss of approximately RMB 34.5 million for the year ended December 31, 2024. The increase in income was primarily due to changes in the financial markets.

Interest income decreased from approximately RMB 164.0 million for the year ended December 31, 2024 to approximately RMB 2.5 million (USD 0.4 million) for the year ended December 31, 2025. Our interest income decreased primarily due to the decreased interest from investment products.

Finance expenses, mainly consists of amortization of debt discount, interest expenses and currency exchange gain or loss. Our finance expenses, net, increased by approximately RMB 12.1 million for the year ended December 31, 2025, primarily because of the currency exchange influence.

Other income decreased from approximately RMB 10.7 million for the year ended December 31, 2024 to approximately loss of RMB 4.0 million (USD 0.6 million) for the year ended December 31, 2025. The decrease was mainly attributed to the absence of the one-time gain from the refund of ADR fees of WIMI Inc. and the discontinuation of operating other income from subsidiary’s business.

Gain from disposal of subsidiary was approximately RMB 12.3 million (USD 1.7 million) for the year ended December 31, 2025, with no corresponding amount for the year ended December 31, 2024. The gain was mainly recognized upon the completion of the equity disposal of subsidiary.

Income taxes credit

Our income tax expense increased by approximately RMB 0.8 million, or 11.7%, primarily due to an increase in income tax provisions. This change reflects a shift from an income tax benefit of RMB 6.6 million for the year ended December 31, 2024, to an income tax provision of RMB 7.3 million (USD 1.0 million) for the year ended December 31, 2025.

Net (loss) income

Our net income increased by RMB 243.8 million, or 235.9%, from RMB 103.3 million for the year ended December 31, 2024, to RMB 347.1 million (USD 49.4 million) for the year ended December 31, 2025. Comprehensive income increased by RMB 201.6 million, or 388.2%, from RMB 51.9 million for the year ended December 31, 2024, to RMB 253.5 million (USD 36.1 million) for the same period in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operation—Year Ended December 31, 2024 Compared with Year Ended December 31, 2023” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2025.

B.  LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, we had cash and short-term investment of approximately RMB 3,376.8 million (USD 480.4 million). Our working capital was approximately RMB 2,611.6 million (USD 371.6 million) as of December 31, 2025. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

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

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries or VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and consolidated VIE in the PRC are subject to certain statutory limits. See “PRC Regulation — Loans by Foreign Companies to their PRC Subsidiaries.” We expect the net proceeds from this offering to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiaries and consolidated VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

The following table summarizes the key components of our cash flows for the years ended December 31, 2023, 2024 and 2025.

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Net cash provided by operating activities	88,561,225	532,904,757	117,732,343	16,749,993
Net cash used in investing activities	(304,739,770)	(416,769,533)	(875,125,021)	(124,505,609)
Net cash provided by financing activities	3,859,803	667,604,819	1,137,523,243	161,837,475
Effect of exchange rate change on cash, cash equivalents and restricted cash	(22,287,633)	(51,402,738)	(136,666,870)	(19,443,842)
Net change in cash, cash equivalents and restricted cash	(234,606,375)	732,337,305	243,463,695	34,638,017
Cash, cash equivalents and restricted cash, beginning of year	572,782,081	338,175,706	1,070,513,011	152,303,809
Cash, cash equivalents and restricted cash, end of year	338,175,706	1,070,513,011	1,313,976,706	186,941,826

Operating activities

Net cash provided by operating activities was approximately RMB 117.7 million (USD 16.7 million) for the year ended December 31, 2025, as compared to net cash provided by operating activities of approximately RMB 567.2 million for the year ended December 31, 2024, and net cash provided by operating activities of approximately RMB 88.6 million for the year ended December 31, 2023.

Net cash provided by operating activities for the year ended December 31, 2025 was primarily attributable to net income of approximately RMB 347.1 million (USD 49.4 million) adjusted by various non-cash items such as depreciation and amortization of approximately RMB 5.0 million, allowance for credit losses of approximately RMB 21.6 million, stock compensation expenses of approximately RMB 22.1 million, and impairment loss from long-lived assets of approximately RMB 14.8 million. This was partially offset by a net gain from short-term investment of approximately RMB 395.5 million, a decrease in other payables and accrued liabilities of approximately RMB 122.1 million, and an increase in accounts receivable of approximately RMB 19.9 million.

Net cash provided by operating activities for the year ended December 31, 2024 was primarily attributable to net income of approximately RMB 103.3 million adjusted by various non-cash items such as loss from disposal of subsidiary of approximately RMB 54.7 million, impairment loss from long-lived assets of approximately RMB 35.8 million and other payables and accrued liabilities of approximately RMB 347.7 million. Cash outflow was offset by other receivables and prepaid expenses of approximately RMB 8.9 million.

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

Investing activities

Net cash used in investing activities was approximately RMB 875.1 million (USD 124.5 million) for the year ended December 31, 2025. Net cash used in investing activities was approximately RMB 451.0 million for the year ended December 31, 2024. Net cash used in investing activities was approximately RMB 304.7 million for the year ended December 31, 2023.

Cash used in investing activities for the year ended December 31, 2025 was mainly due to purchases of short-term investments of approximately RMB 1,485.6 million and purchases of property and equipment of approximately RMB 58.7 million. Cash outflow was partially offset by redemption of short-term investments of approximately RMB 666.3 million and cash received from disposal of subsidiary of approximately RMB 3.0 million.

Cash used in investing activities for the year ended December 31, 2024 was mainly due to purchases of short-term investment of approximately RMB 1,109.6 million. Cash outflow was partially offset by redemption of short-term investments of approximately RMB 28,614.

Cash used in investing activities for the year ended December 31, 2023 was mainly due to purchases of short-term investment of approximately RMB 687.4 million and purchases of property and equipment of approximately RMB 68.1 million. Cash outflow was partially offset by redemption of short-term investments of approximately RMB 290.2 million and the purchases of cost method investment of approximately RMB 159.1 million.

Financing activities

Net cash provided by financing activities was approximately RMB 1,137.5 million (USD 161.8 million) for the year ended December 31, 2025. Net cash provided by financing activities was approximately RMB 667.6 million for the year ended December 31, 2024. Net cash provided by financing activities was approximately RMB 3.9 million for the year ended December 31, 2023.

For the year ended December 31, 2025, cash provided by financing activities was mainly proceeds from cash received from security issuance of approximately RMB 863.9 million, cash received from convertible notes issuance of approximately RMB 258.7 million, and proceeds from short-term loan – banking facility of approximately RMB 30.0 million. Cash inflow was offset by payments to bank loans of approximately RMB 15.0 million.

For the year ended December 31, 2024, cash provided by financing activities was mainly proceeds from short term loan-banking facility of approximately RMB 18.1 million, cash received from security issuance of MicroAlgo of approximately RMB 20.6 million, proceeds from related party loans of approximately RMB 4.3 million and cash received from convertible notes issuance of MicroAlgo of approximately RMB 660.0 million. Cash inflow was offset by the loan repaid to bank of approximately RMB 16.6 million and repayments to related party loans of approximately RMB 18.8 million.

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

Holding Company Structure

WiMi Cayman is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our VIE and its subsidiaries in China. As a result, WiMi Cayman’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries, our VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Contractual Obligations

As of December 31, 2025, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
		Less than
	Total	1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB
Contractual obligations
Operating leases obligations	946,283	703,002	243,281	-	-
Loans – related parties	22,604,882	-	22,604,882	-	-
Total	23,551,165	703,002	22,848,163	-	-

*	Include the operating leases with a term less than one year.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 171.1 million, RMB 111.7 million and RMB 63.3 million (USD 9.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

D. TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jie Zhao	49	Chairman
Shuo Shi	43	Chief Executive and Operations Officer and Director
Guanghui Zheng	36	Chief Financial Officer
Hongtao Zhao	49	Independent Director
Ethan Yang	33	Independent Director
Dr. Harriet Ywan	43	Independent Director

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

Ethan Yang has been serving as our independent director since March 30, 2026. He holds a PhD from the Hong Kong Polytechnic University. With over ten years of experience in academic research, engineering research and development, as well as innovation and entrepreneurship in the fields of advanced materials and automotive engineering, he possesses solid professional expertise, outstanding capabilities in the commercialization of scientific research achievements, as well as mature corporate management experience and strategic vision. Mr. Yang has long been engaged in cutting-edge materials research and technological breakthroughs. He has published numerous academic papers and holds multiple authorized invention patents, demonstrating remarkable academic influence and innovation capabilities.He previously worked at Haima Automobile Co., Ltd.,, gaining solid experience in automotive engineering R&D and engineering implementation. Currently, Mr. Yang serves as the Founder and CEO of Ditan Technology Limited, overseeing the company’s overall strategic planning, technological R&D and market promotion. He has extensive experience in corporate operation and management, resource integration and business operation. Mr. Yang is well-versed in technological innovation and corporate governance, and can provide professional support to the company in terms of technological layout and strategic decision-making.

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

B. COMPENSATION

Compensation

In 2025, we paid an aggregate cash compensation of approximately RMB 884,572 (USD 123,836) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

C. BOARD PRACTICES

Our board of directors consists of five directors, including three independent directors, Hongtao Zhao, Dr. Harriet Ywan, and Ethan Yang. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

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

Audit Committee. Our audit committee consists of three members and is chaired by Hongtao Zhao. We have determined that Hongtao Zhao,Ethan Yang and Dr. Harriet Ywan satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that Hongtao Zhao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Name	Class B Ordinary Shares Underlying Equity Awards Granted	Date of Grant	Date of Expiration
Shuo Shi	*	June 6, 2020 and	June 6, 2030 and
		January 26, 2021	January 26, 2031
Guanghui Zheng	*	January 26, 2021	January 26, 2031
Other individual grantees as a group		June 6, 2020,	June 6, 2030,
		September 12, 2020, and	September 12, 2030, and
	16,390,000	January 26, 2021	January 26, 2031

*	Less than 1% of our total outstanding shares.

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

For the year ended December 31, 2025, we did not grant any share incentive awards to our directors and executive officers under the 2023 Plan.

D. EMPLOYEES

As of the date of this annual report, all of our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2025:

Function	Number of full-time employees
Research and Development	47
Business and Marketing	22
Administrative, Human Resources and Finance	17
Total	86

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

E. SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of December 31, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 18,385,054 ordinary shares outstanding as of December 31, 2025, consisting of 1,005,778 Class A ordinary shares and 17,379,276 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%	Number	%	%**
Directors and Executive Officers:†
Jie Zhao(1)	1,005,778	100.0%	2,079,594	12.0%	44.2%
Shuo Shi	-	-	*	*	*
Guanghui Zheng	-	-	*	*	*
Hongtao Zhao	-	-	-	-	-
Dr. Harriet Ywan	-	-	-	-	-
Ethan Yang	-	-	-	-	-
All directors and officers as a group:	1,005,778	100.0%	2,079,594	12.0%	44.2%
Principal Shareholders:
Vital Success Global Ltd.(2)	-	-	1,329,594	7.7%	4.8%
Wonderful Seed Ltd.(3)	-	-	750,000	4.3%	2.7%
Wimi Jack Holdings Ltd.(4)	1,005,778	100.0%	-	-	36.7%

Notes:

*	Less than 1% of our total outstanding shares.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The business address of our directors and executive officers is Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing, the People’s Republic of China, 100020.

(1)	The number of ordinary shares beneficially owned represents 1,005,778 Class A ordinary shares held by Wimi Jack Holdings Ltd.,1,329,594 Class B ordinary shares held by Vital Success Global Ltd. and 750,000 Class B ordinary shares held by Wonderful Seed Limited. Both Vital Success Global Limited and Wonderful Seed Limited are ultimately controlled by Zhao — Vital Success Personal Trust and Zhao — Wonderful Seed Personal Trust, respectively. Jie Zhao is the settlor of Zhao — Vital Success Personal Trust, and the settlor and the sole beneficiary of Zhao — Wonderful Seed Personal Trust. Jie Zhao exercises voting and dispositive power of the securities held by Wimi Jack Holdings Ltd., Vital Success Global Ltd. and Wonderful Seed Limited.

(2)	Jie Zhao exercises voting and dispositive power of the securities held by such entity. Jie Zhao has appointed Zhao-Virtual Zone Trust as the beneficiary of the trust.

(3)	Jie Zhao exercises voting and dispositive power of the securities held by such entity.

(4)	Jie Zhao exercises voting and dispositive power of the securities held by such entity.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B. RELATED PARTY TRANSACTIONS

Transactions with Related Parties

The Company borrowed from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) for cash flow purpose. The Company bears no interest rate in 2024 and 2025. The balance is unsecured.

			December 31,	December 31,	December 31,	December 31,
Name of Related Parties	Relationship	Nature	2023	2024	2025	2025
			RMB	RMB	RMB	USD
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	35,991,345	22,604,882	22,604,882	3,216,037
Total:			35,991,345	22,604,882	22,604,882	3,216,037
Related party loan – current			-	-	-	-
Related party loan – non-current			35,991,345	22,604,882	22,604,882	3,216,037

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2026	-	-
2027	22,604,882	3,216,037
Total	22,604,882	3,216,037

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

In April 2023, Joyous JD Limited and MicroAlgo filed suit in the New York Supreme Court New York County against Yolanda Asset Management Corporation, the sponsor of Venus Acquisition Corporation. Joyous JD Limited was a backstop investor of MicroAlgo prior to the closing of the Business Combination. In the lawsuit, Joyous JD Limited and MicroAlgo has alleged the following claims:

●	Breach of certain agreements concerning Joyous JD Limited’s investment in Yolanda and Venus Acquisition Corporation, and:

●	Misuse of Form S-4 by Venus Acquisition Corporation under the direction of the Sponsor, resulting in the withdrawal of the Form S-4. MicroAlgo has initiated lawsuit seeking damages.

Due to uncertainty over the process and outcome of the lawsuit, the final ruling of the Court shall prevail.

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

B. Plan of Distribution

Not applicable.

C. Markets

See “Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this annual report, our authorized share capital is US$1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

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

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our Class B ordinary shares,we do not expect to be a PFIC for our current taxable year. However it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE are not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with our VIE is not entirely clear, because we will hold a substantial amount of cash as a result of our business operations and our follow-on offerings, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short-term investments. In Mainland China, the insurance coverage for cash deposits of each bank is RMB 500,000 (approximately USD 71,136). As of December 31, 2025, cash balance of RMB 184,238,805 (USD 26,211,986) was deposited with financial institutions located in Mainland China, of which RMB 165,254,186 (USD 23,511,010) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 102,802) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of HKD 347,692,980, approximately RMB 46,693,367 (USD 6,643,149) was maintained at financial institutions in Hong Kong, of which RMB 46,693,367 (USD 6,643,149) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 100,000 (USD 77,660) per account. As of December 31, 2025, cash balance of SGD 133,024,196 approximately RMB 726,125,878 (USD103,307,233) was maintained at DI Scheme banks in Singapore, of which SGD 125,362,458 approximately RMB 684,303,515 (USD 97,357,090) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000.

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

The Company previously maintained a shelf registration statement on Form F-3 (File No. 333-257383) filed with the SEC, which became effective on July 6, 2021. This registration statement expired by its terms under Rule 415(a)(5) under the Securities Act on July 6, 2024. No securities were sold under the expired Registration Statement on Form F-3 (File No. 333-257383) prior to its expiration.

We filed a new shelf registration statement on Form F-3 (File No. 333-281416) which was declared effective on December 30, 2024, to permit future offerings of securities.

Pursuant to prospectus supplements that makes a part of the Registration Statement dated May 23, 2025, the Company sold convertible notes in the aggregate amount of US$40,000,000 convertible into our class B ordinary shares. The terms of the offerings are incorporated by reference to the Company’s report of foreign private issuer on 6-K furnished to the SEC on May 23, 2025. For the year ended December 31, 2025, the cash received from convertible notes payable issued by Company was RMB 258,659,840 (USD 36,800,000).

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2025, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The specific material weaknesses identified by management as of December 31, 2025 are described as follows:

1. We did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

2. We have identified material weaknesses in information technology general control (“ITGC”) in the areas of: (1) user account management and segregation of duties and (2) risk assessment and mitigation strategy.

To remediate the material weaknesses described above, management is currently actively recruiting additional qualified accounting personnel.

(c) Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(d) Changes in internal control over financial reporting

Other the ongoing remediation efforts described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Hongtao Zhao, an independent director and the chairman of our audit committee, qualifies as an audit committee financial expert within the meaning of SEC rules and possesses financial sophistication under the standards set forth under Rule 5605(c) of the Nasdaq Marketplace Rules. Our board of directors has also determined that Mr. Hongtao Zhao satisfies the “independence” requirement of Rule 10A-3 under the Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer and senior financial officers. The code of ethics is filed as Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our current principal accounting firm OneStop Assurance PAC for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2024	2025	2025
	RMB	RMB	USD
Services
Audit Fees	1,720,903	1,869,309	265,950
Audit-Related Fees	90,574	44,281	6,300

Audit fees represent the aggregate fees billed for professional services rendered by our current principal accounting firm OneStop Assurance PAC for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related fees represent the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by OneStop Assurance PAC, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

We are a holding company and our operations are conducted in China by through our PRC subsidiaries and the VIE. The company has implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information to make sure its compliance with relevant PRC laws and regulations. The main internal policies and measures are as follows:

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
2.2	Registrant’s Specimen Certificate for Class B ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on form 20-F filed with the SEC on April 29, 2020)
4.1	Form of Investor Warrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.2	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.3	Form of Underwriters Warrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)
4.4	English translation of Form Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.5	English translation of the Loan Agreement between Jie Zhao and Micro Beauty Lightspeed Investment Management HK Limited dated October 5, 2018(incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
4.6	Shareholders Agreement by and among the Registrant, WiMi Hologram Cloud Limited, Beijing Hologram WiMi Cloud Network Technology Co., Ltd., Beijing WiMi Cloud Software Co., Ltd, Jie Zhao, and certain other shareholders named therein dated October 26, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
4.7	English translation of the Loan Agreement between Jie Zhao and the Registrant dated September 11, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)

Exhibit No.	Description of Exhibit
4.8	English translation of Equity Interest Pledge Agreement among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.9	English translation of Exclusive Share Purchase Option Agreement among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.10	English translation of Exclusive Asset Purchase Agreement among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.11	English translation of Exclusive Business Cooperation Agreement between Hologram WiMi and Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.12	English translation of Form of Power of Attorney by shareholders of Beijing WiMi dated December 18, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.13	English translation of Form of Spousal Consents dated December 18, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.14	Form of Indemnification Agreement between the Registrant and its certain directors (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)
4.15	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)
4.16	English translation of Equity Cooperation Agreement between Hologram WiMi and Yuanyuan Wang dated May 24, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-240097), as amended, initially filed with the SEC on July 24, 2020)
4.17	Acquisition Framework Agreement among FE-DA Electronics Company Private Limited, Able Peak Services Limited and VIYI Technology Inc. dated September 27, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.18	Amendment and Supplemental Agreement to the Acquisition Framework Agreement among FE-DA Electronics Company Private Limited, Able Peak Services Limited and VIYI Technology Inc. dated September 28, 2020 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.19	English translation of Equity Interest Pledge Agreement among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.20	English translation of Exclusive Share Purchase Option Agreement among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.21	English translation of Exclusive Business Cooperation Agreement between Shenzhen Weiyixin and Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.22	Loan Agreement among Shenzhen Weiyixin and the shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)

Exhibit No.	Description of Exhibit
4.23	English translation of Form of Power of Attorney by shareholders of Shenzhen Yitian dated December 24, 2020 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.24	English translation of Form of Spousal Consents dated December 24, 2020 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.25	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-254461), as amended, initially filed with the SEC on March 18, 2021)
4.26	Merger Agreement dated as of June 10, 2021 by and among Viyi Algorithm Inc., Venus Acquisition Corporation, Venus Merger Sub Corp. and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on June 15, 2021).
4.27	Amendment No. 1 dated as of January 24, 2022 to Merger Agreement by and among, Venus Acquisition Corporation, Viyi Algorithm Inc., Venus Merger Sub Corp., and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on January 24, 2022)
4.28	Backstop Agreement dated as of January 24, 2022 by and among Venus Acquisition Corporation and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on January 24, 2022)
8.1*	Principal Subsidiaries and VIE of the Registrant
11.1	Code of Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-232392), as amended, initially filed with the SEC on June 27, 2019)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
16.2	Letter from Friedman LLP to the Securities and Exchange Commission, dated July 13, 2022.(incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on July 13, 2022).
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Current Report on Form 20-F filed with the SEC on April 22, 2025).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
	Name:	Shuo Shi
	Title:	Chief Executive and Operations Officer

Date: April 24, 2026

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of WiMi Hologram Cloud Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WiMi Hologram Cloud Inc. and its subsidiaries (collectively, the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss , shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical Audit Matter- Revenue Recognition

Description of the Matter

Revenue is material to the consolidated financial statements and is derived from multiple service arrangements, including advertising and related services. Revenue recognition requires management to assess the appropriate timing and amount of revenue to be recognized, including the identification of performance obligations and determination of when control is transferred. In addition, revenue recognition involves judgment in applying different recognition models and in evaluating supporting documentation, including contract terms and settlement information.

Auditing revenue recognition was determined to be a critical audit matter because it involved especially challenging auditor judgment in evaluating the reliability of third-party evidence, assessing the appropriateness of revenue recognition models, determining the Company’s role as principal or agent, and evaluating estimates used in measuring progress toward completion.

How we Addressed the Matter in Our Audit

Our audit procedures related to this matter included, among others, evaluating the Company’s revenue recognition policies against applicable accounting standards, testing samples of revenue transactions, and reviewing underlying contracts, invoices, and settlement documentation. We also assessed the adequacy of related disclosures in the consolidated financial statements.

Critical Audit Matter- Short-term Investments

Description of the Matter

Short-term investments are material to the consolidated financial statements, representing more than 50% of the Company’s total assets. These investments are measured based on either fair value or amortized cost, depending on their nature and classification.

Auditing short-term investments was determined to be a critical audit matter due to the significance of the balance and the judgment involved in evaluating the appropriate measurement basis and valuation. The audit also involved assessing the reliability of third-party evidence, including bank confirmations, investment records, and market price information obtained from listing platforms.

How we Addressed the Matter in Our Audit

Our audit procedures related to this matter included, among others, obtaining an understanding of the nature of the short-term investments, confirming balances with financial institutions, evaluating the classification and measurement basis, and assessing whether the investments were appropriately measured in accordance with applicable accounting standards. We also evaluated supporting documentation and market data, and assessed the adequacy of related disclosures in the consolidated financial statements.

Critical Audit Matter- Debt-to-Equity Swap and Debt Conversion

Description of the Matter

Debt-to-equity swap and debt conversion transactions are material to the consolidated financial statements and are non-routine in nature. These transactions involve inherent risk due to their reliance on contractual terms and require judgment in evaluating the conversion price, timing, and conditions, as well as determining the appropriate accounting treatment.

Auditing these transactions was determined to be a critical audit matter due to the judgment involved in interpreting contractual terms, assessing the completeness and accuracy of conversion calculations, and evaluating the reliability of supporting documentation obtained from counterparties.

How we Addressed the Matter in Our Audit

Our audit procedures related to this matter included, among others, inspecting relevant agreements, board resolutions, and conversion notices to confirm authorization and terms; evaluating the conformity of conversion calculations with contractual terms; obtaining confirmations from counterparties; recalculating the number of shares issued upon conversion; reconciling the results to shareholder records; and assessing whether the transactions were appropriately recorded and disclosed in the consolidated financial statements.

/s/ ONESTOP ASSURANCE PAC

ONESTOP ASSURANCE PAC (PCAOB ID: 6732)

We have served as the Company’s auditor since 2022.
Singapore
April 24, 2026

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,070,513,011	1,313,976,706	186,941,826
Short-term investments	847,927,125	2,062,818,597	293,480,907
Accounts receivable, net	23,714,517	43,608,167	6,204,213
Prepaid services fees	53,331,115	77,099,153	10,969,035
Other receivables and prepaid expenses, net	17,819,085	25,333,430	3,604,230
Total current assets	2,013,304,853	3,522,836,053	501,200,211

NON-CURRENT ASSETS
Property and equipment, net	125,811,741	72,799,949	10,357,380
Long-term investments	11,205,874	11,220,589	1,596,373
Prepaid expenses and deposits	16,536	-	-
Deferred tax assets	440,346	443,086	63,039
Operating lease right-of-use assets	1,580,414	917,975	130,602
Total non-current assets	139,054,911	85,381,599	12,147,394
TOTAL ASSETS	2,152,359,764	3,608,217,652	513,347,605

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	27,847,447	35,095,201	4,993,057
Deferred revenues	3,614,212	7,256,576	1,032,406
Other payables and accrued liabilities	572,874,009	644,577,300	91,705,170
Bank loans	15,000,000	30,000,000	4,268,154
Operating lease liabilities - current	803,622	683,961	97,308
Convertible notes payable	109,119,912	184,735,532	26,282,656
Taxes payable	14,862,809	18,667,238	2,655,822
Total current liabilities	744,122,011	921,015,808	131,034,573

OTHER LIABILITIES
Amount due to related party - noncurrent	22,604,882	22,604,882	3,216,037
Operating lease liabilities - noncurrent	696,549	240,895	34,273
Total other liabilities	23,301,431	22,845,777	3,250,310
Total liabilities	767,423,442	943,861,585	134,284,883

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares [1], USD 0.002 par value, 37,500,000 shares authorized, 1,005,778 shares issued and outstanding as of December 31, 2024 and December 31, 2025	13,095	13,095	1,863
Class B ordinary shares [1], USD 0.002 par value, 412,500,000 shares authorized, 8,815,027 shares and 17,379,276 shares issued and outstanding as of December 31, 2024 and December 31, 2025	117,681	240,176	34,170
Undesignated ordinary shares [1], USD 0.002 par value, 300,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and December 31, 2025	-	-	-
Additional paid-in capital	1,836,463,319	2,806,995,759	399,356,328
Accumulative deficit	(863,708,298)	(554,663,713)	(78,913,003)
Statutory reserves	20,666,568	20,868,471	2,968,995
Accumulated other comprehensive income (loss)	5,631,753	(64,543,388)	(9,182,704)
Total shareholders’ equity	999,184,118	2,208,910,400	314,265,649

NONCONTROLLING INTERESTS	385,752,204	455,445,667	64,797,073

Total equity	1,384,936,322	2,664,356,067	379,062,722

Total liabilities and shareholders’ equity	2,152,359,764	3,608,217,652	513,347,605

[1]	The shares amounts are presented on a retroactive basis to reflect the 20-to-1 ordinary share consolidation effected on April 14, 2025 (See Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
OPERATING REVENUES
Services	571,842,123	541,924,655	422,245,411	60,073,613
Products	13,523,814	-	-	-
Total operating revenues	585,365,937	541,924,655	422,245,411	60,073,613

COST OF REVENUES	(411,663,866)	(387,946,081)	(313,278,409)	(44,570,682)

GROSS PROFIT	173,702,071	153,978,574	108,967,002	15,502,931

OPERATING EXPENSES
Selling expenses	(3,562,585)	(2,300,186)	(2,196,223)	(312,461)
General and administrative expenses	(157,119,636)	(34,195,858)	(23,581,884)	(3,355,037)
Research and development expenses	(171,056,952)	(111,688,665)	(63,279,810)	(9,002,932)
(Reversal of) provision for credit losses	(9,671,349)	1,126,192	(21,649,689)	(3,080,140)
Stock compensation expenses	(55,658,036)	-	(22,062,990)	(3,138,941)
Impairment loss for goodwill	(243,334,346)	-	-	-
Impairment loss for long-lived assets	(5,499,260)	(35,839,687)	(14,845,533)	(2,112,101)
Impairment loss from long-term investment	(144,863,324)	(157,429)	-	-
Total operating expenses	(790,765,488)	(183,055,633)	(147,616,129)	(21,001,612)

LOSS FROM OPERATIONS	(617,063,417)	(29,077,059)	(38,649,127)	(5,498,681)

OTHER INCOME (EXPENSE)
Investment income (loss)	52,687,134	(34,496,902)	395,536,231	56,273,650
Interest income	13,727,595	163,948,029	2,527,250	359,556
Finance expenses, net	(1,048,673)	(1,126,183)	(13,241,733)	(1,883,925)
Other income, net	1,182,719	10,650,942	(4,022,062)	(572,226)
Gain from disposal of subsidiary	37,621,786	-	12,296,928	1,749,506
Total other income, net	104,170,561	138,975,886	393,096,614	55,926,561

(LOSS) INCOME BEFORE INCOME TAXES	(512,892,856)	109,898,827	354,447,487	50,427,880

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(140,037)	(6,014,447)	(7,334,225)	(1,043,453)
Deferred	2,666,910	(547,502)	2,740	390
Income tax credit (expense)	2,526,873	(6,561,949)	(7,331,485)	(1,043,063)

NET (LOSS) INCOME	(510,365,983)	103,336,878	347,116,002	49,384,817

Less: Net (loss) income attributable to non-controlling interests	(89,175,621)	31,695,382	37,869,514	5,387,764

NET (LOSS) INCOME ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(421,190,362)	71,641,496	309,246,488	43,997,053

NET (LOSS) INCOME	(510,365,983)	103,336,878	347,116,002	49,384,817

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	66,887,988	(51,402,738)	(93,592,156)	(13,315,524)

COMPREHENSIVE (LOSS) INCOME	(443,477,995)	51,934,140	253,523,846	36,069,293

Less: Comprehensive (loss) income attributable to non-controlling interests	(89,329,744)	34,136,433	14,452,499	2,040,535

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(354,148,251)	17,797,707	239,071,347	34,028,758

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES [1]
Basic	8,723,405	9,820,805	13,600,459	13,600,459
Diluted	8,723,405	9,820,805	19,416,126	19,416,126

(LOSS) EARNINGS PER SHARE
Basic	(48.28)	7.29	22.74	3.23
Diluted	(48.28)	7.29	15.93	2.27

[1]	The shares amounts are presented on a retroactive basis to reflect the 20-to-1 ordinary share consolidation effected on April 14, 2025 (See Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares				Additional	Accumulative deficit		Accumulated other
	Class A Shares [1]	Par Value	Class B Shares [1]	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive (loss) income	Noncontrolling interests	Total
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, December 31, 2022	1,005,778	13,095	7,665,027	102,127	1,552,410,496	24,478,153	(517,971,017)	(7,566,569)	97,898,474	1,149,364,759
Vesting of employee share compensation	-	-	1,150,000	15,554	55,642,482	-	-	-	-	55,658,036
Net loss	-	-	-	-	-	-	(421,190,362)	-	(89,175,621)	(510,365,983)
Statutory reserves	-	-	-	-	-	1,169,819	(1,169,819)	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	67,042,111	(154,123)	66,887,988
BALANCE, December 31, 2023	1,005,778	13,095	8,815,027	117,681	1,608,052,978	25,647,972	(940,331,198)	59,475,542	8,568,730	761,544,800
Contribution from issuance of shares to noncontrolling interests	-	-	-	-	-	-	-	-	343,047,041	343,047,041
Subsidiary share issuance	-	-	-	-	228,410,341	-	-	-	-	228,410,341
Net income	-	-	-	-	-	-	71,641,496	-	31,695,382	103,336,878
Disposal of subsidiary	-	-	-	-	-	(6,401,093)	6,401,093	-	-	-
Statutory reserves	-	-	-	-	-	1,419,689	(1,419,689)	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	(53,843,789)	2,441,051	(51,402,738)
BALANCE, December 31, 2024	1,005,778	13,095	8,815,027	117,681	1,836,463,319	20,666,568	(863,708,298)	5,631,753	385,752,204	1,384,936,322
Capital contribution from noncontrolling interests	-	-	-	-	-	-	-	-	55,240,964	55,240,964
Subsidiary share issuance	-	-	-	-	863,863,403	-	-	-	-	863,863,403
Net income	-	-	-	-	-	-	309,246,488	-	37,869,514	347,116,002
Employee equity incentive	-	-	1,320,000	18,966	22,170,973	-	-	-	-	22,189,939
Conversion of convertible bonds into shares	-	-	7,244,249	103,529	84,498,064	-	-	-	-	84,601,593
Statutory reserves	-	-	-	-	-	201,903	(201,903)	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	(70,175,141)	(23,417,015)	(93,592,156)
BALANCE, December 31, 2025	1,005,778	13,095	17,379,276	240,176	2,806,995,759	20,868,471	(554,663,713)	(64,543,388)	455,445,667	2,664,356,067

		USD		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2025	1,005,778	1,863	17,379,276	34,170	399,356,328	2,968,995	(78,913,003)	(9,182,704)	64,797,073	379,062,722

[1]	The shares amounts are presented on a retroactive basis to reflect the 20-to-1 ordinary share consolidation effected on April 14, 2025 (See Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(510,365,983)	103,336,878	347,116,002	49,384,817
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,299,670	6,016,997	5,008,745	712,603
(Reversal of) allowance for credit losses	(81,409,449)	(4,897,513)	21,649,689	3,080,140
Stock compensation expenses	55,658,036	-	22,062,990	3,138,941
Deferred tax assets	(2,666,910)	547,502	(2,740)	(390)
Loss/(gain) from short-term investment-unrealized	-	38,742,818	(395,536,231)	(56,273,650)
Loss from disposal of property and equipment	-	1,876	-	-
Loss/(gain) from disposal of subsidiary	-	54,718,523	(12,296,928)	(1,749,506)
Loss/(gain) from long-term investments	89,175,621	294,834	(14,715)	(2,094)
Amortization of operating lease right-of-use assets	939,988	1,005,700	1,216,929	173,135
Impairment loss for goodwill	243,334,346	-	-	-
Impairment loss from long-lived assets	5,499,260	35,839,687	14,845,533	2,112,101
Change in operating assets and liabilities:
Accounts receivables	85,969,933	7,479	(19,893,650)	(2,830,305)
Inventories	2,403,818	-	-	-
Prepaid services fees	51,057,663	-	-	-
Other receivables and prepaid expenses	(5,414,936)	(8,886,009)	(10,380,879)	(1,476,906)
Prepaid expenses and deposits	-	(4,598,881)	4,553,563	647,844
Accounts payable	4,869,870	(2,305,123)	8,477,252	1,206,074
Other payables and accrued liabilities	148,256,602	347,670,083	122,101,185	17,371,555
Deferred revenues	(833,113)	(6,772,957)	3,711,391	528,026
Operating lease liabilities	(1,214,310)	(979,430)	(1,129,805)	(160,739)
Taxes payable	2,001,119	7,431,961	6,244,012	888,347
Net cash provided by operating activities	88,561,225	567,174,425	117,732,343	16,749,993

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of long-term investments	160,540,094	-	-	-
Purchases of property and equipment	(68,069,105)	(28,641)	(58,747,271)	(8,358,080)
Purchases of short-term investments	(687,403,223)	(1,109,610,734)	(1,485,627,302)	(211,362,865)
Redemption of short-term investments	290,192,464	658,600,174	666,272,061	94,791,723
Cash received from disposal of subsidiary	-	-	2,977,491	423,613
Net cash used in investing activities	(304,739,770)	(451,039,201)	(875,125,021)	(124,505,609)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan – banking facility	7,070,000	18,140,000	30,000,000	4,268,154
Payments to bank loans	-	(16,640,000)	(15,000,000)	(2,134,077)
Proceeds from related party loans	18,109	4,323,537	-	-
Repayments to related party loans	(3,228,306)	(18,796,012)	-	-
Cash received from security issuance	-	20,605,950	863,863,403	122,903,398
Cash received from convertible notes issuance	-	659,971,344	258,659,840	36,800,000
Net cash provided by financing activities	3,859,803	667,604,819	1,137,523,243	161,837,475

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(22,287,633)	(51,402,738)	(136,666,870)	(19,443,842)

CHANGE IN CASH AND CASH EQUIVALENTS	(234,606,375)	732,337,305	243,463,695	34,638,017

CASH AND CASH EQUIVALENTS, beginning of year	572,782,081	338,175,706	1,070,513,011	152,303,809

CASH AND CASH EQUIVALENTS, end of year	338,175,706	1,070,513,011	1,313,976,706	186,941,826

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	241,350	464,515	16,049	2,283
Cash paid for interest	736,031	759,480	759,426	108,045

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for Operating lease liabilities - current	-	-	1,198,129	170,460
Shares converted from convertible notes payable	-	547,865,768	963,803,649	137,122,076

The following table provides a reconciliation of cash and cash equivalents reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Cash and cash equivalents	338,175,706	1,070,513,011	1,313,976,706	186,941,826
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	338,175,706	1,070,513,011	1,313,976,706	186,941,826

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

On June 5, 2023 VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands. On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc. (“VIWO Cayman”) in Cayman. On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology to VIWO Cayman. On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Limited (“VIWO HK”) in Hong Kong. On January 23, 2024, VIWO Technology (HK) Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd. (“Beijing Viwotong”). In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

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

On November 7, 2024, Kashi Duodian established a wholly-owned subsidiary, Beijing Yujie Scholarship Education Consulting Co., Ltd. (Beijing Yujie).

On May 31, 2025, Kashi Duodian Network Technology Co., Ltd. and its wholly-owned subsidiary Beijing Yujie Scholarship Education Consulting Co., Ltd. were disposed by the company.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

The accompanying consolidated financial statements reflect the activities of WiMi Cayman and each of the following entities as of December 31, 2025:

Name	Background		Ownership
WiMi Hologram Cloud Limited (“WiMi HK”)	● ● ●	A Hong Kong company Incorporated on September 4, 2018 Primarily engages in the sales of semiconductor products and related accessories	100% owned by WiMi Cayman

Beijing Hologram WiMi Cloud Network Technology Co., Ltd. (“WiMi WFOE”)	● ● ●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on September 20, 2018 A holding company	100% owned by WiMi HK

Beijing WiMi Cloud Software Co., Ltd. (“Beijing WiMi”)	● ● ●	A PRC limited liability company Incorporated on May 27, 2015 Primarily engages in Hologram advertising services	VIE of WiMi WFOE

Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	● ● ●	A PRC limited liability company Incorporated on May 20, 2014 Primarily engages in AR advertising services	100% owned by Beijing WiMi

Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	● ● ●	A PRC limited liability company Incorporated on August 24, 2017 Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	● ● ●	A PRC limited liability company Incorporated on November 25, 2016 Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”)	● ● ●	A PRC limited liability company Incorporated on January 31, 2019 Primarily engages in AR advertising services	Disposed on May 31, 2025

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	● ● ●	A PRC limited liability company Incorporated on December 3, 2019 Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Shenzhen Shiyunyanxi Technology Co., Ltd. (“Shenzhen Shiyun”)	● ● ●	A PRC limited liability company Incorporated on June 9, 2021 Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	● ● ●	A PRC limited liability company Incorporated on September 24, 2020 Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	● ● ●	A Hong Kong company Incorporated on February 22, 2016 Primarily engages in MR software development and licensing	100% owned by Beijing WiMi

Skystar Development Co., Ltd (“Skystar”)	● ● ●	A Republic of Seychelles Company Incorporated on March 30, 2016 Primarily engages in MR software development and licensing	100% owned by Micro Beauty

Viru Technology Limited (“Viru”)	● ● ●	A Hong Kong company Incorporated on April 15, 2021 Primarily engages in AR advertising services	55% owned by Wimi HK

Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”)	● ● ●	A PRC limited liability company Incorporated on August 26, 2022 Primarily engages in AR advertising services and no material operation	100% owned by Viru

VIDA Semicon Co., Limited (“VIDA”)	● ● ●	A Hong Kong company Incorporated on August 21, 2020 Primarily engages in the sales of semiconductor products and related accessories	53% owned by WiMi HK

Weeto Investment PTE. Ltd (“Weeto”)	● ● ●	A Singapore limited liability company Incorporated on April 28, 2022 Primarily engages in AR advertising services. No material operations	100% owned by Wimi Cayman

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Lixin Technology Co., Ltd. (“Lixin Technology”)	● ● ●

A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

Incorporated on August 4, 2020

Primarily engages in research, development and sale of computer chip and intelligent chip products

100% owned by WiMi Cayman

Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)	● ● ●	A PRC limited liability company Incorporated on October 10, 2020 Plan to support the daily operations of Lixin Technology	100% owned by Lixin Technology

Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	● ● ●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on March 4, 2021 A holding company	100% owned by WiMi Cayman

Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)	● ● ●	A PRC limited liability company Incorporated on May 21, 2021 Plan to engage AR advertising services	100% owned by TJ Zhongzheng

MicroAlgo Inc. (“MicroAlgo”)	● ● ●	A Cayman company Incorporated on May 14, 2018 A holding company	56% owned by Wimi Cayman

VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	● ● ●	A Cayman company Incorporated on September 24, 2020 Primarily engages in the development of central processing algorithm and cloud computing services	86.5% owned by WiMi Cayman before March 26, 2021; 73% owned by WiMi Cayman after March 26, 2021; 100% owned by MicroAlgo after December 9, 2022

VIYI Technology Ltd. (“VIYI Ltd”)	● ● ●	A Hong Kong company Incorporated on October 9, 2020 A holding company	100% owned by VIYI

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”)	● ● ●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on November 18, 2020 A holding company	100% owned by VIYI Ltd

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	● ● ●	A PRC limited liability company Incorporated on November 30, 2020 Engages in providing software support services	58% owned by Shenzhen Weiyixin

Hainan Weidong Technology Co., Ltd. (“Weidong”)	● ● ●	A PRC limited liability company Incorporated on October 28, 2020 Primarily engages in AR advertising services	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	● ● ●	A PRC limited liability company Incorporated on March 18, 2019 Engages in R&D and application of intelligent visual algorithm technology	99% owned by Weidong, 1% owned by SZ Weidong

Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	● ● ●	A PRC limited liability company Incorporated on October 30, 2020 Primarily engages in AR advertising services	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021 Dissolved on December 30,2024;

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	● ● ●	A PRC limited liability company Incorporated on Januarys 14, 2019 Primarily engages in AR services	Disposed in May 2024

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	● ● ●	A PRC limited liability company Incorporated on March 08, 2011 Primarily engages in AR advertising services	100% owned by Beijing WiMi before December 24, 2020; VIE of Shenzhen Weiyixin starting on December 24, 2020; 100% owned by Shenzhen Weiyixin starting April 1, 2022

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	● ● ●	A PRC limited liability company Incorporated on October 16, 2015 Primarily engages in AR advertising services	100% owned by Shenzhen Yitian

CDDI Capital Ltd (“CDDI”)	● ●	A British Virgin Islands Company Incorporated on June 5, 2023	100% owned by VIYI Technology Limited

VIWO AI Technology Inc. (“VIWO Cayman”)	● ●	Incorporated on June 5, 2023, under the laws of the Cayman Islands A holding company	55% owned by CDDI Capital Ltd

Viwo Technology Limited. (“Viwo Tech”)	● ● ●	A Hong Kong company Incorporated on April 15, 2021 Engages in intelligent chips design	100% owned by VIWO Cayman

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	● ● ●	A PRC limited liability company Incorporated on July 19, 2021 No operations	100% owned by Viwo Tech

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	● ● ●	A PRC limited liability company Incorporated on June 22, 2021 Engages in E-commerce services and application of intelligent visual algorithm technology	100% owned by Viwotong Tech from December 1, 2021 to February 6, 2024; 100% owned by Beijing Viwotong from February 6, 2024 to November 21, 2024; 100% owned by BJ Weiyun after

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Beijing Younike Information Technology Co., Ltd. (“Younike”)	● ● ●	A PRC limited liability company Incorporated on July 22, 2022 Engages in central processing algorithm in advertising industry	100% owned by Viwotong Tech from January 1, 2023 to February 28, 2024; 100% owned by Beijing Viwotong from February 28, 2024 to November 11, 2024; 100% owned by BJ Weiyun after November 11, 2024

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	● ● ●	A PRC limited liability company Incorporated on March 27, 2023 Primarily engages in central processing algorithm in advertising industry	100% owned by Weidong

VIWO Technology (HK) Limited (VIWO HK)	● ● ●	A Hong Kong company Incorporated on December 20,2023 A holding company	100% owned by VIWO Cayman

Beijing Viwotong Technology Co., Ltd. (“Beijing Viwotong”)	● ● ●	A PRC limited liability company Incorporated on January 24, 2024 Primarily engages in central processing algorithm in advertising industry	100% owned by VIWO HK

Beijing Weiyunshikong Technology Co., Ltd. (“BJ Weiyun”)	● ● ●	A PRC limited liability company Incorporated on March 7, 2024 Primarily engages in central processing algorithm in advertising industry	100% owned by Beijing Viwotong

Weiyiyuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)	● ● ●	A PRC Limited Partnership Incorporated on June 20, 2024 No operations	50% owned by Shenzhen Weiyixin; 50% owned by WiMi WFOE

Beijing Yujie Scholarship Education Consulting Co., Ltd	● ●	A PRC limited liability company Incorporated on November 7, 2024	Disposed on May 31, 2025

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

Beijing WiMi contractual agreements

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters (collectively the “Contractual Arrangements”). WiMi WFOE maintained effective control of Beijing WiMi. The significant terms of the Contractual Agreements are as follows:

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the fair-value measurement of short-term investments, the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for credit losses, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions and determination of incremental borrowing rate for operating leases. Actual results could differ from these estimates.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to RMB 5,631,753 and RMB (64,543,388) (USD (9,182,704)) as of December 31, 2024 and 2025, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi HK and VIYI, on December 31, 2024 and 2025 were translated at RMB 1.00 to HKD 1.0799 and to HKD 1.1072, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2023, 2024 and 2025 were RMB 1.00 to HKD 1.1109, HKD 1.0957 and to HKD 1.0915, respectively. The balance sheet amounts, with the exception of shareholders’ equity for WiMi Cayman, Skystar, on December 31, 2024 and 2025 were translated at RMB 1.00 to USD 0.1391 and USD 0.1423, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2023, 2024 and 2025 were RMB 1.00 to USD 0.1419, USD 0.1404 and to USD 0.1400, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of USD 1.00 to RMB 7.0288, representing the mid-point reference rate set by People’s Bank of China on December 31, 2025, the last business day for the year ended December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Reclassification

Certain reclassifications have been made to the financial statements for comparative purposes. Specifically, for the year ended December 31, 2023, the amount originally recorded under “Purchases of long-term investments” was reclassified to “Sale of long-term investments”. The reclassification has no impact on total assets, total liabilities, the statements of operations or the statements of cash flow for the periods presented.

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

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2024 and 2025, allowances for credit losses amounted to RMB 24,105,435 and RMB 21,830,225 (USD 3,105,825), respectively.

Short-term investments

Short-term investments are investment in marketable equity securities that are measured and recorded at fair value based on quoted prices in active markets on reporting dates with changes in fair value, whether realized or unrealized, recorded through the income statement.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2024 and 2025, allowance for prepaid services fees amounted to RMB 141,348 and RMB 2,881,228 (USD 409,917), respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Other receivables and prepaid expenses, net

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services and prepaid VAT. An allowance for credit losses may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for credit losses is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable. As of December 31, 2024 and 2025, allowance for credit losses from other receivable amounted to RMB 9,654,372 and RMB 6,814,716 (USD 969,542), respectively.

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Long-term investments

The Company holds less than 20% of the voting shares of investees and does not have significant influence over any investee. These investments are accounted for using the measurement alternative under ASC 321, Investments—Equity Securities. Under this measurement alternative, investments are measured at cost, minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Dividends received are recognized in net income when declared and do not reduce the carrying amount of the investment.

The Company qualitatively assesses impairment indicators for investments at each reporting period. If impairment indicators exist, the Company estimates the investment’s fair value and recognizes an irreversible impairment loss for the excess of the carrying amount over fair value. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2025, the Company recognized the impairment loss of RMB 151 (USD 21) for the long-term investment.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2023, 2024 and 2025, RMB 5,499,260, RMB 35,839,687 and RMB 14,845,533(USD 2,112,101) impairment of long-lived assets was recognized.

Convertible notes payable

Convertible notes are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. As of December 31, 2025, the convertible notes payable amounted to RMB 184,735,532 (USD 26,282,656).

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

During the year ended of December 31, 2025, the financial instruments held by the Company were all classified into Level 1, according to the nature of the financial instruments, which were marketable securities.

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

In addition, through the Company’s data algorithm optimization, it is able to identify certain end user needs and it facilitates certain value-added services to the end users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third-party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value-added service to the end users and charges a fee. As such the Company recorded revenue from the value-added services on a net basis when the services is provided by third party service provider.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

(ii) AR Entertainment

The Company’s AR entertainment includes mobile games operations.

a. Mobile Games Services

The Company generates revenue from jointly operated mobile game publishing services and the licensed-out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

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

Payments received from customers before all the relevant criteria for revenue recognition met are recorded as deferred revenue. As of December 31, 2024, deferred revenue totaled RMB 3,614,212, all of which was recognized as revenue during the year ended December 31, 2025. As of December 31, 2025, the Company recorded a deferred revenue balance of RMB 7,256,576 (USD 1,032,406).

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

The Company’s disaggregate revenue streams are summarized below:

	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Online AR advertising services	571,842,123	541,924,655	422,245,411	60,073,613
Mobile games	732,505	-	-	-
Sales of semiconductor products	12,791,309	-	-	-
Total revenues	585,365,937	541,924,655	422,245,411	60,073,613

The Company’s revenue by timing of transfer of goods or services are summarized below:

	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Goods and services transferred at a point in time	585,365,937	415,200,758	284,899,876	40,533,217
Services transferred over time	-	126,723,897	137,345,535	19,540,396
Total revenues	585,365,937	541,924,655	422,245,411	60,073,613

The Company’s revenue by geographic locations are summarized below:

	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Mainland PRC revenues	542,958,194	415,200,758	284,899,876	40,533,217
Hong Kong revenues	32,297,915	126,723,897	137,345,535	19,540,396
International revenues	10,109,828	-	-	-
Total revenues	585,365,937	541,924,655	422,245,411	60,073,613

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

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 9% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable. All of the VAT/GST returns filed by the Company’s subsidiaries in China and Singapore, have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 2,046,371, RMB 2,026,529 and RMB 1,898,551 (USD 270,110) for the years ended December 31, 2023, 2024 and 2025, respectively.

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 48.8% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2024. Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 46.7% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2025.

Noncontrolling interests consist of the following:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
VIDA	(39,556,588)	(43,587,352)	(6,201,251)
Viru	(10,518,406)	(10,876,163)	(1,547,371)
MicroAlgo	435,827,198	509,909,182	72,545,695
Total noncontrolling interests	385,752,204	455,445,667	64,797,073

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended December 31, 2024 and 2025, the basic shares were 9,820,805 shares and 13,600,459 shares1, respectively, and the dilutive shares were 9,820,805 shares and 19,416,126 shares1, respectively. During the years ended December 31, 2024 and 2025, the basic earnings per share were RMB 7.29 and RMB 22.74 (USD 3.23), respectively, and the diluted earnings per share were RMB 7.29 and RMB 15.93 (USD 2.27), respectively.

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

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the gross profit of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has three operating segments: (1) AR advertising services, (2) AR entertainment and (3) semiconductor related products and services.

Recently issued accounting pronouncements

On November 27, 2023, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The amendments will be effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027”. Entities within the ASU’s scope are permitted to early adopt the ASU. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

[1]	Number of shares has been retrospectively adjusted for the share consolidation (20 to 1) effective April 14, 2025 (See Note 5).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which expands annual and interim disclosure requirements for reportable segments. On adoption, the disclosure improvements will be applied retrospectively to prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company disclosures in respect of this ASU are included in Note 21 - Segments.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In June 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2025-05- Financial Instruments—Credit Losses (Topic 326). The current credit loss guidance in Topic 326 requires that an entity consider available information that is relevant to assessing the collectibility of cash flows when developing an estimate of expected credit losses. The historical credit loss experience of financial assets with similar risk characteristics generally provides a basis for an entity’s assessment of expected credit losses. However, an entity is required to consider adjustments to that information to reflect the extent to which management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated. Those adjustments may be qualitative in nature and should reflect current conditions and forecasted changes related to relevant data (such as changes in unemployment rates, property values, commodity values, delinquency, or other factors that are associated with credit losses on the financial asset or in the group of financial assets). In addition, under current guidance, an entity would not consider collection activity after the balance sheet date when developing its estimate of expected credit losses. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Current assets	44,242,131	85,753,334	12,200,281
Property and equipment, net	125,356,649	72,658,575	10,337,266
Other noncurrent assets	10,132,185	10,132,185	1,441,524
Total assets	179,730,965	168,544,094	23,979,071
Total liabilities	(616,896,870)	(614,510,596)	(87,427,526)
Net assets	(437,165,905)	(445,966,502)	(63,448,455)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Current liabilities:
Accounts payable	9,252,203	7,831,313	1,114,175
Deferred revenues	204,494	135,467	19,273
Other payables and accrued liabilities	18,773,301	7,382,729	1,050,354
Taxes payable	8,970,615	5,799,588	825,118
Intercompany payable*	557,091,375	561,017,190	79,816,923
Total current liabilities	594,291,988	582,166,287	82,825,843
Non-current shareholder loan	22,604,882	32,344,309	4,601,683
Total liabilities	616,896,870	614,510,596	87,427,526

*	Intercompany balances will be eliminated upon consolidation.

The summarized operating results of the VIE’s are as follows:

	For the	For the	For the	For the
	year ended	year ended	year ended	year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Operating revenues	2,779,482	437,235	200,092	28,467
Gross (loss) profit	(210,922)	154,316	143,891	20,472
Loss from operations	(285,922,484)	(41,055,473)	(17,710,713)	(2,519,735)
Net loss	(286,436,377)	(36,977,304)	(8,970,888)	(1,276,304)

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Variable interest entity (“VIE”) (cont.)

The summarized statements of cash flow of the VIE’s are as follows:

	For the	For the	For the	For the
	year ended	year ended	year ended	year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Net cash (used in) provided by operating activities	(117,520,675)	13,499,029	(3,489,755)	(496,494)
Net cash used in investing activities	(67,043,921)	-	-	-
Net cash provided by (used in) financing activities	180,502,179	(13,386,463)	9,739,427	1,385,646
Effect of exchange rate on cash and cash equivalents	90,793	32,560	-	-
Net (decrease)/increase in cash and cash equivalents	(3,971,624)	145,126	6,249,672	889,152
Cash and cash equivalents, beginning of year	6,072,875	2,101,251	2,246,377	319,596
Cash and cash equivalents	2,101,251	2,246,377	8,496,049	1,208,748

The following table provides a reconciliation of cash and cash equivalents reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Cash and cash equivalents	2,101,251	2,246,377	8,496,049	1,208,748
Total cash and cash equivalents	2,101,251	2,246,377	8,496,049	1,208,748

Note 4 — Deconsolidation

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

Note 4 — Deconsolidation (cont.)

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

Note 4 — Deconsolidation (cont.)

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

Disposal of Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”) and its subsidiary Beijing Yujie Scholarship Education Consulting Co., Ltd. (Beijing Yujie)

On May 31, 2025, the Company’s board of directors approved the equity transfer agreement between Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”) and an independent third party to transfer 100% equity interest of Kashi Duodian and Beijing Yujie to an independent third party with RMB 2,977,491. Prior to the disposal date, Kashi Duodian declared and paid a dividend of RMB 30,375,793 to the Company. As both entities were consolidated at the dividend payment date, this intercompany transaction was fully eliminated in consolidation and had no effect on consolidated equity or consolidated cash. The dividend reduced Kashi Duodian’s net assets at the disposal date and is reflected in the net assets derecognised below. A gain on disposal of RMB 12,296,928 (USD 1,711,520) was recognised in the consolidated statement of operations. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and loss on disposal was as follows as of the year end December 31, 2025:

	RMB	USD
Total current assets	3,720,279	517,799
Total non-current assets	63,615,609	8,854,193
Total assets	67,335,888	9,371,922
Total liabilities	76,655,325	10,669,097
Total net assets	(9,319,437)	(1,297,105)
Total consideration	2,977,491	414,415
Total gain on disposal	12,296,928	1,711,520

Total dividends paid to holding	30,375,793	4,227,785

Note 5 — Share Consolidation

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

Note 6 — Short-term investments

Short-term investments consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Marketable securities	847,927,125	2,062,818,597	293,480,907

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Short-term investments (cont.)

Fair value disclosure:

December 31, 2024
	December 31,	Fair Value
	2024	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	847,927,125	847,927,125	-	-

December 31, 2025
	December 31,	Fair Value
	2025	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	2,062,818,597	2,062,818,597	-	-

There is no transfer between the levels for the periods presented.

As of December 31, 2024 and 2025, short-term investments amounted to RMB 847,927,125 and RMB 2,062,818,597 (USD 293,480,907), respectively. During the year ended December 31, 2025, the Company invested a total amount of RMB 1,758,687,490 (USD 250,211,628), redeemed a total amount of RMB 666,272,061 (USD 94,791,723), and the unrealized and realized gain from short-term investments was approximately RMB 122,476,043 (USD 17,424,887) in total.

Note 7 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Accounts receivable	47,819,952	65,438,392	9,310,038
Less: allowance for credit losses	(24,105,435)	(21,830,225)	(3,105,825)
Accounts receivable, net	23,714,517	43,608,167	6,204,213

The following table summarizes the changes in allowance for credit losses:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Beginning balance	27,735,262	24,105,435	3,353,380
Reversal of allowance for credit losses, net	(3,951,391)	(253,023)	(35,998)
Deconsolidation of subsidiaries	-	(1,536,649)	(218,622)
Exchange rate difference	321,564	(485,538)	7,065
Ending balance	24,105,435	21,830,225	3,105,825

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Office electronic equipment	1,121,533	1,135,926	161,611
Office fixtures and furniture	182,845	190,994	27,173
Vehicles	1,201,452	1,201,452	170,933
Building	169,766,599	115,322,345	16,407,117
Subtotal	172,272,429	117,850,717	16,766,834
Less: accumulated depreciation	(10,621,001)	(10,407,212)	(1,480,653)
impairment	(35,839,687)	(34,643,556)	(4,928,801)
Total	125,811,741	72,799,949	10,357,380

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 amounted to RMB 1,513,067, RMB 6,016,997 and RMB 5,008,745 (USD 712,603), respectively. Impairment loss amounted to RMB 5,499,260, RMB 35,839,687 and RMB 14,845,533 (USD 2,112,101) for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2025, as the deconsolidation of Kashi Duodian in May 2025, led to a reduction in gross carrying amount of property, plant and equipment of RMB 84,878,312, accumulated depreciation of RMB 5,222,534, and impairment of RMB 16,041,664.

Note 9 — Long-term investments

Long-term investments consist of the following:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
19.0% Investment (1 company in the sales of semiconductor products and related accessories areas)	976,625	991,490	141,061
10 % Investment (1 company)	158,452	158,452	22,543
9.0 % Investment (2 company in the AR and virtual reality (“VR”) areas)	8,689,076	8,689,076	1,236,210
5.0 % Investment (18 companies in the AR, VR and digital marketing areas)	539,097	538,947	76,677
4.0 % Investment (12 companies in the AR, VR, 3D animation and software areas)	268,387	268,387	38,184
3.5 % Investment (2 companies in the AR and VR areas)	336,123	336,123	47,821
3.0 % Investment (5 companies in the AR, VR and 3D animation areas)	43,487	43,487	6,187
2.0 % Investment (2 companies in the AR, VR, 3D animation and software areas)	16,616	16,616	2,364
1.0 % Investment (9 companies in the AR, VR, 3D animation, hardware and software areas)	178,011	178,011	25,326
Total	11,205,874	11,220,589	1,596,373

During the years ended December 31, 2023, 2024 and 2025, the Company totally made no additions to long-term investments. For the year ended December 31, 2025, the amount of long-term investments increased by RMB 14,715 (USD 2,094). This increase primarily reflects equity method investment income of RMB 36,550 (USD 5,200), partially offset by impairment losses of RMB 151 (USD 21) and foreign currency translation losses of RMB 21,684 (USD 3,085) during the year ended December 31, 2025.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Salary payables	989,520	889,502	126,551
Other payables and accrued expenses	562,145,062	633,948,371	90,192,973
Accrued interest payable	9,739,427	9,739,427	1,385,646
Total other payables and accrued liabilities	572,874,009	644,577,300	91,705,170

Other payables and accrued expenses include other payables with the amount of RMB 96,077,273 (USD 13,669,086) and other payments with the amount of RMB 537,871,098 (USD 76,523,887), which represent current balances with external parties.

Note 11 — Banking loans

Banking loans include the followings:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Banking loans-short-term	15,000,000	30,000,000	4,268,154
Total	15,000,000	30,000,000	4,268,154

The total outstanding banking loans were RMB 15.0 million and RMB 30.0 million (USD 4.3 million) as of December 31, 2024 and 2025. All bank borrowings are secured and are working capital loans under revolving credit facilities, each with a maturity term not exceeding 12 months, for daily operational needs. The loans bear interest at floating rates. All loans will be paid off before July 2026.

Note 12 — Convertible notes payable

Convertible notes payable includes the followings:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Investors	109,119,912	184,735,532	26,282,656
Total	109,119,912	184,735,532	26,282,656

During the year ended December 31, 2025, the Company entered into convertible note purchase agreements with investors, pursuant to which the Company will issue to each investor an unsecured convertible promissory note. Each note has a term of 360 days and bears an interest at 0% per annum. If an event of default on the note occurs, interest shall accrue on the outstanding balance at the rate equal to the lesser of 10% per annum or the maximum rate permitted under applicable law until paid. Each Investors has the right at any time after the purchase amount has been paid in full, at its election, to convert all or a portion of the outstanding balance under each of the note into ordinary shares of the Company of par value USD 0.0021.

As of December 31, 2024 and 2025, there were RMB 109,119,912 and RMB 184,735,532 (USD 26,282,656) convertible notes payable outstanding, respectively.

On May 20, 2025, the Company entered into four Convertible Note Purchase Agreements with certain investors, relating to our issuance of an aggregate of $40,000,000 Convertible Promissory Notes due after 360 days of issuance and our ordinary shares that are issuable upon conversion of the Convertible Note.

For the year ended December 31, 2025, the cash received from convertible notes payable issued by Company was RMB 258,659,840 (USD 36,800,000). As of December 31, 2025, RMB 82,124,499 (USD 11,684,000) of the convertible note mentioned above has been converted into shares. The coupon rate and effective interest rate were 0.0% and 8.7%, respectively, with the maturity of 360 days. During the year ended December 31, 2025, the Company confirmed finance cost-discount on conversion of convertible notes payable with the amount of USD 1,166,656.

[1]	Number of shares has been retrospectively adjusted for the share consolidation (20 to 1) effective April 14, 2025 (See Note 5).

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Related party balances and transactions

The Company borrowed from Shanghai Junei Internet Co. (which is under common control of Jie Zhao) for cash flow purpose. The Company bears no interest rate in 2024 and 2025. The balance is unsecured.

			December 31,	December 31,	December 31,	December 31,
Name of Related Parties	Relationship	Nature	2023	2024	2025	2025
			RMB	RMB	RMB	USD
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	35,991,345	22,604,882	22,604,882	3,216,037
Total:			35,991,345	22,604,882	22,604,882	3,216,037
Related party loan – current			-	-	-	-
Related party loan – non-current			35,991,345	22,604,882	22,604,882	3,216,037

The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2026	-	-
2027	22,604,882	3,216,037
Total	22,604,882	3,216,037

Note 14 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, WiMi Cayman, VIWO Cayman, MicroAlgo and VIYI are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

WiMi HK, Micro Beauty, VIDA, VIYI Ltd, VIWO(HK) and Viwo Tech are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, WiMi HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Note 14 — Taxes (cont.)

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

Significant components of the benefit of (provision for) income taxes are as follows:

	For the	For the	For the	For the
	year ended	year ended	year ended	year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Current	(140,037)	(6,014,447)	(7,334,225)	(1,043,453)
Deferred	2,666,910	(547,502)	2,740	390
Income tax credit (expense)	2,526,873	(6,561,949)	(7,331,485)	(1,043,063)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the	For the	For the
	year ended	year ended	year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate in China	(20.0)%	(6.9)%	(4.2)%
Tax rate difference outside China (1)	(16.8)%	(10.7)%	(23.8)%
Change in valuation allowance	(5.0)%	(3.9)%	(2.9)%
Tax effect of true up to tax return	-%	0.4%	-%
Permanent difference	17.2%	2.0%	8.0%
Effective tax rate	0.4%	6.0%	2.1%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Taxes (cont.)

Deferred tax assets

Significant components of deferred tax assets were as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Deferred tax assets:
Allowance for expected credit loss	440,346	443,086	63,039
Less: valuation allowance	-	-	-
Deferred tax assets, net	440,346	443,086	63,039

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

The Company’s cumulative net operating loss (“NOL”) was RMB 554,663,712 (USD 78,913,003) as of December 31, 2025.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2024 and 2025 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 9% in Singapore.

Taxes payable consisted of the following:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
VAT taxes payable	514,344	439,126	62,475
Income taxes payable	10,133,811	17,323,701	2,464,674
Other taxes payable	4,214,654	904,411	128,673
Total	14,862,809	18,667,238	2,655,822

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short-term investments. In Mainland China, the insurance coverage for cash deposits of each bank is RMB 500,000 (approximately USD 71,136). As of December 31, 2025, cash balance of RMB 184,238,805 (USD 26,211,986) was deposited with financial institutions located in Mainland China, of which RMB 165,254,186 (USD 23,511,010) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 102,802) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of HKD 347,692,980, approximately RMB 46,693,367 (USD 6,643,149) was maintained at financial institutions in Hong Kong, of which RMB 46,693,367 (USD 6,643,149) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 100,000 (USD 77,660) per account. As of December 31, 2025, cash balance of SGD 133,024,196 approximately RMB 726,125,878 (USD103,307,233) was maintained at DI Scheme banks in Singapore, of which SGD 125,362,458 approximately RMB 684,303,515 (USD 97,357,090) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000.

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

Customer concentration risk

For the year ended December 2023, one customer accounted for 9.2% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for 12.0% of the Company’s total revenues. For the year ended December 31, 2025, three customers accounted for 17%, 14% and 11% of the Company’s total revenues, respectively.

As of December 31, 2024, one customer accounted for 10.7% of the Company’s accounts receivable. As of December 31, 2025, three customers accounted for 39%, 15% and 13% of the Company’s accounts receivable, respectively.

Vendor concentration risk

For the year ended December 31, 2023, one vendor accounted for 11.2% of the Company’s total purchases. For the year ended December 31, 2024, one vendor accounted for 13.7% of the Company’s total purchases. For the year ended December 31, 2025, three vendors accounted for 19%, 16% and 15% of the Company’s total purchases, respectively.

As of December 31, 2024, four vendors accounted for 27.7%, 20.7%, 14.4% and 12.7% of the Company’s accounts payable, respectively. As of December 31, 2025, five vendors accounted for 32%, 21%, 11%, 11% and 10% of the Company’s accounts payable, respectively.

Note 16 — Leases

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Leases (cont.)

The Company has entered into seven non-cancellable operating lease agreements. The Company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms is 1.5 years as of December 31, 2025. Pursuant to requirements under ASC 842, the Company recognized right of use (“ROU”) assets and lease liabilities for operating leases at their commencement date, based on the present value of future minimum rental payments and a weighted average discount rate of 7%, which was determined using an incremental borrowing rate with similar term in the PRC. As of December 31, 2024 and December 31, 2025, the Company’s ROU assets were RMB 1,580,414 and RMB 917,975 (USD 130,602), respectively. Lease liabilities as of December 31, 2024 and December 31, 2025 were RMB1,500,171 and RMB 924,856 (USD 131,581), respectively.

Lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. For the years ended December 31, 2023, December 31, 2024 and December 31, 2025, total lease expenses were RMB 1,431,155, RMB 1,299,457 and RMB 1,254,393 (USD 178,459).

The maturity of the Company’s lease obligations is presented below:

	Operating	Operating
	Lease	Lease
Twelve Months Ending December 31,	Amount	Amount
	RMB	USD
2026	703,002	100,017
2027	243,281	34,612
2028	-	-
2029	-	-
2030	-	-
Total lease payments	946,283	134,629
Less: Interest	21,427	3,048
Present value of lease liabilities	924,856	131,581

Note 17 — Shareholders’ equity

Ordinary Shares

WiMi Cayman was established under the laws of Cayman Islands on August 16, 2018. The authorized share capital of the Company is US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine after giving effects of share consolidation as described in Note 5.

Immediately following the share consolidation, the authorized share capital of the Company was increased to US$ 1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

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

During the fourth quarter of 2018, WiMi Cayman issued 1,005,778 of Class A Ordinary Shares and 3,994,222 shares of Class B Ordinary shares, and the shares were accounted as if they were issued and outstanding at the beginning of the period presented pursuant to the reorganization as stated in Note 1 - Nature of business and organization.

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

Note 17 — Shareholders’ equity (cont.)

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

On January 8, 2025, the company filed the Registration Statement for the purpose of registering an additional 1,320,000 shares of Class B ordinary share, of WiMi Hologram Cloud Inc. (the “Registrant”) issuable under the 2023 Equity Incentive Plan for which a registration statement on Form S-8 was initially filed with the Commission on January 26, 2023 (File No. 333-269423) (“Prior Registration Statement”).

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

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Shareholders’ equity (cont.)

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2025, amounts restricted are the paid-in-capital and statutory reserve of WIMI PRC entities, which amounted to RMB 239,715,635 (USD 34,104,774).

Statutory reserve

As of December 31, 2024 and 2025, WIMI PRC entities collectively attributed RMB 20,666,568 and RMB 20,868,471 (USD 2,968,995), of retained earnings for their statutory reserves, respectively.

Note 18 — Warrant liability

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

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

Schedule of black-scholes model	December 09, 2022	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	USD	USD	USD	USD	RMB
Input
Share price	10.47	0.91	3.76	4.42	31.07
Risk-free interest rate	3.8%	3.95%	4.26%	3.47%	3.47%
Volatility	5.7%	5.7%	59.5%	52.79%	52.79%
Exercise price [1]	11.50	11.50	2,300.00	69,000.00	484,987.20
Warrant life (yr)	4.97	3.92	2.92	1.92	1.92

As of December 9, 2022, the aggregate value of the private warrants was $123,750. The change in fair value from January 1, 2022 to December 9, 2022 was approximately $300,000 was included in the historical retained earnings (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2023, 2024 and 2025 were nil, mainly due to the high exercise price comparing to actual share price.

[1]	This is MLGO’s private warrants, MLGO conducted its 30-for-1 Share Consolidation during 2025, then the Exercise price is USD 2,300 × 30 = USD 69,000

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Commitments and contingencies

Contingencies

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. The Company has not recorded material liabilities in this regard as of December 31, 2024 and 2025, respectively.

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

Note 20 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the gross profit of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. For the year ended December 31, 2023, the Company had three operating segments: (1) AR advertising services, (2) AR entertainment and (3) semiconductor related products and services. For the years ended December 31, 2024 and 2025, the Company determined that it operates as a single operating segment: (1) AR advertising services.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Segments (cont.)

The following tables present summary information by segment for the years ended December 31, 2023, 2024 and 2025:

	AR advertising services	AR entertainment	Semiconductor business	Total December 31, 2023
	RMB	RMB	RMB	RMB
Revenues	571,842,123	732,505	12,791,309	585,365,937
Cost of revenues	397,499,842	1,449,637	12,714,387	411,663,866
Gross profit	174,342,281	(717,132)	76,922	173,702,071
Research and development expenses	171,056,952	-	-	171,056,952
Depreciation and amortization	3,767,215	737,384	412,362	4,916,961
Total capital expenditures	69,520,884	-	-	69,520,884

	AR	Total
	advertising	December 31,
	services	2024
	RMB	RMB
Revenues	541,924,655	541,924,655
Cost of revenues	387,946,081	387,946,081
Gross profit	153,978,574	153,978,574
Research and development expenses	111,688,665	111,688,665
Depreciation and amortization	6,016,997	6,016,997
Total capital expenditures	28,641	28,641

	AR	Total	Total
	advertising	December 31,	December 31,
	services	2025	2025
	RMB	RMB	USD
Revenues	422,245,411	422,245,411	60,073,613
Cost of revenues	313,278,409	313,278,409	44,570,682
Gross profit	108,967,002	108,967,002	15,502,931
Research and development expenses	63,279,810	63,279,810	9,002,932
Depreciation and amortization	5,008,745	5,008,745	712,603
Total capital expenditures	58,747,271	58,747,271	8,358,080

Total assets as of:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
AR advertising services	2,152,359,764	3,608,217,652	513,347,605
Total assets	2,152,359,764	3,608,217,652	513,347,605

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Segments (cont.)

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the	For the	For the	For the
	year ended	year ended	year ended	year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Mainland PRC revenues	542,958,194	415,200,758	284,899,876	40,533,217
Hong Kong revenues	32,297,915	126,723,897	137,345,535	19,540,396
International revenues	10,109,828	-	-	-
Total revenues	585,365,937	541,924,655	422,245,411	60,073,613

Note 21 — Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of this report when the financial statements were issued, there were no events that require adjustment to or disclosure in the consolidated financial statements.